Form 20-F
period 1999-03-31
SCOTTISH POWER PLC
filed 1999-07-19
CIK 1045513

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------
                                   FORM 20-F

  [_]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                               EXCHANGE ACT OF 1934

                                       OR

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                      OF 1934
                    For the fiscal year ended March 31, 1999

                                       OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934
                   For the transition period from     to

                               ----------------

                               SCOTTISH POWER plc
             (Exact name of Registrant as specified in its charter)

                                    SCOTLAND
                (Jurisdiction of incorporation or organization)

                   1 Atlantic Quay, Glasgow G2 8SP, Scotland
                    (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange
                 Title of each class                  on which registered
                 -------------------                ------------------------
   Ordinary shares of 50p each ("ordinary shares")  New York Stock Exchange*

         American Depositary Shares ("ADSs")        New York Stock Exchange
     each of which represents 4 ordinary shares

--------
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

                               ----------------
   Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   Ordinary shares of 50p each.... 1,198,678,222 shares (as of March 31, 1999)
   Special rights non-voting
    redeemable preference share of (Pounds)1..... 1 share (as of March 31, 1999)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]  No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]  Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Table of Contents

                                                                         Page
      -----------------------------------------------------------------------
       Introduction                                                         1
      -----------------------------------------------------------------------
       Exchange Rates                                                       1
      -----------------------------------------------------------------------
       Glossary                                                             2
      -----------------------------------------------------------------------
       Part I
      -----------------------------------------------------------------------
       Item 1.       Description of Business                                6
      -----------------------------------------------------------------------
                     Introduction                                           6
                     Energy Business                                       11
                     Southern Water                                        21
                     ScottishTelecom                                       24
                     Other Businesses                                      25
                     Year 2000                                             26
                     Regulation of the Electricity Industry                27
                     Regulation of the Water Industry                      32
                     Effect of Price Controls                              36
                     The Competition Act 1998                              37
                     Environmental Regulation                              37
                     Research & Development                                41
                     Employees                                             41
      -----------------------------------------------------------------------
       Item 2.       Description of Property                               42
      -----------------------------------------------------------------------
                     Generation Facilities                                 42
                     Transmission and Distribution Facilities              42
                     Water Supply and Wastewater Treatment Facilities      42
                     Telecommunication Facilities                          43
                     Retail Facilities                                     43
                     Non-Operational Facilities                            43
      -----------------------------------------------------------------------
       Item 3.       Legal Proceedings                                     44
      -----------------------------------------------------------------------
       Item 4.       Control of Registrant                                 44
      -----------------------------------------------------------------------
       Item 5.       Nature of Trading Market                              45
      -----------------------------------------------------------------------
                     Exchange Controls and Other Limitations Affecting
       Item 6.       Security Holders                                      45
      -----------------------------------------------------------------------
       Item 7.       Taxation                                              46
      -----------------------------------------------------------------------
                     Taxation of Dividends                                 47
                     Taxation of Capital Gains                             48
                     United States Information Reporting and Backup
                     Withholding                                           48
                     U.K. Inheritance Tax                                  48
                     U.K. Stamp Duty and Stamp Duty Reserve Tax            49
      -----------------------------------------------------------------------
       Item 8.       Selected Financial Data                               49
                     Dividends                                             51
                     Exchange Rates                                        52
      -----------------------------------------------------------------------
                     Management's Discussion and Analysis of Financial
                     Condition
       Item 9.       and Results of Operations                             52
      -----------------------------------------------------------------------
                     Results of Operations                                 52
                     Liquidity and Capital Resources                       61
                     Cash Flow                                             62

ScottishPower Form 20-F 1999

                                                                           Page
                     Treasury                                                63
                     Recent Developments                                     65
                     Outlook                                                 65
                     European Economic and Monetary Union and the impact
                     of the euro                                             65
                     Year 2000                                               66
                     U.K. GAAP to U.S. GAAP Reconciliation                   66
      -------------------------------------------------------------------------
       Item 9A.      Quantitative and Qualitative Disclosures About
                     Market Risk                                             67
      -------------------------------------------------------------------------
                     Market Rate Sensitive Instruments and Risk
                     Management                                              67
                     Financial Instruments and Risk Management               67
      -------------------------------------------------------------------------
       Item 10.      Directors and Officers of Registrant                    71
      -------------------------------------------------------------------------
       Item 11.      Compensation of Directors and Officers                  72
      -------------------------------------------------------------------------
                     Options to Purchase Securities from Registrant or
       Item 12.      Subsidiaries                                            73
      -------------------------------------------------------------------------
       Item 13.      Interest of Management in Certain Transactions          74
      -------------------------------------------------------------------------
       Part II
      -------------------------------------------------------------------------
       Item 14.      Description of Securities to be Registered -- Not
                     Applicable                                              74
      -------------------------------------------------------------------------
       Part III
      -------------------------------------------------------------------------
       Item 15.      Defaults Upon Senior Securities                         74
      -------------------------------------------------------------------------
                     Changes in Securities and Changes in Security for
       Item 16.      Registered Securities                                   75
      -------------------------------------------------------------------------
       Part IV
      -------------------------------------------------------------------------
       Item 17.      Financial Statements and Exhibits -- Not Applicable     77
      -------------------------------------------------------------------------
       Item 18.      Financial Statements and Exhibits                       77
      -------------------------------------------------------------------------
       Item 19.      Financial Statements and Exhibits                       77
      -------------------------------------------------------------------------
                     Signatures                                              79
      -------------------------------------------------------------------------

               Consolidated Financial Statements of Scottish Power plc for Fiscal 1999
               Accounting Policies and Definitions                                       F-1
               Group Profit and Loss Account                                             F-7
               Statement of Total Recognized Gains and Losses                            F-8
               Note of Historical Cost Profits and Losses                                F-8
               Reconciliation of Movement in Shareholders' Funds                         F-8
               Notes to the Group Profit and Loss Account                                F-9
               Group Cash Flow Statement                                                F-12
               Reconciliation of Net Cash Flow to Movement in Net Debt                  F-12
               Notes to the Group Cash Flow Statement                                   F-13
               Balance Sheets                                                           F-16
               Notes to the Balance Sheets                                              F-17
               Principal Subsidiary Undertakings and Other Investments                  F-40
               Directors' Responsibilities for the Preparation of the Financial
               Statements                                                               F-41
               Report of the Independent Accountants                                    F-41

                                                    ScottishPower Form 20-F 1999

      Introduction

      In this report, except as otherwise specified, "ScottishPower" or the "company" refers to Scottish Power plc (hereinafter also sometimes referred to as the "registrant"), and the "group" refers to ScottishPower and its subsidiaries and associates and any of their respective predecessors in business. ScottishPower was incorporated under the Companies Act on April 1, 1989 as a public limited company under the name South of Scotland Electricity plc and changed its name to Scottish Power plc on August 1, 1989.

      References to fiscal years are to 12 month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

      ScottishPower's Registered Office is located at 1 Atlantic Quay, Glasgow, G2 8SP, Scotland, and its telephone number is 011 44 141 248 8200.

      Exchange Rates

      The group publishes its consolidated financial statements in pounds sterling. In this report, references to "pounds sterling", "(Pounds)", "pence" or "p" are to United Kingdom currency and references to "U.S. dollars", "U.S.$" or "$" are to United States currency. Solely for the convenience of the reader, this report contains translations of certain pounds sterling amounts into U.S. dollars at specified rates, or, if not so specified, at the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 1999 of (Pounds)1.00 = $1.61. On June 30, 1999, the Noon Buying Rate was $1.58 to (Pounds)1.00. No representation is made that the pound sterling amounts have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

      The following table sets forth, for the fiscal year indicated, certain information concerning the Noon Buying Rate in New York City for pounds sterling and U.S. dollars per (Pounds)1.00.

       Fiscal Year Ended March 31    High   Low Average/1/ Year-end
      -------------------------------------------------------------
       1995                         $1.64 $1.46      $1.57    $1.62
       1996                         $1.62 $1.50      $1.57    $1.53
       1997                         $1.71 $1.49      $1.60    $1.64
       1998                         $1.69 $1.61      $1.65    $1.68
       1999                         $1.72 $1.60      $1.65    $1.61
      -------------------------------------------------------------

     /1/The average of the Noon Buying Rates on the last day of each month during the relevant period.

ScottishPower Form 20-F 1999                                                   1

      Glossary

      Appointment            Instrument of Appointment made by the Secretary
                             of State for the Environment as a water and sewerage undertaker, now under WIA 1991

      ------------------------------------------------------------------------

      BNFL                   British Nuclear Fuels Limited

      British Energy         British Energy plc, a public limited company
                             formed from the merger of Nuclear Electric plc and Scottish Nuclear plc

      ------------------------------------------------------------------------

      Combined Group         the group, PacifiCorp and its consolidated
                             subsidiaries

      company                Scottish Power plc

      Competition Commission the Competition Commission, formerly the
                             Monopolies and Mergers Commission

      Composite License      license under the Electricity Act to generate
                             electricity, transmit electricity within its authorized transmission area and distribute and supply electricity within its authorized supply area

      CREST a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

      CREST Regulations      the Uncertificated Securities Regulations 1995
                             (SI 1995 No. 3272) as from time to time amended

      ------------------------------------------------------------------------

      DGES                   Director General of Electricity Supply

      DGWS                   Director General of Water Services

      DTI                    Department of Trade and Industry

      ------------------------------------------------------------------------

      EA                     Environment Agency

      effluent               treated sewage outflow

      Electricity Act        Electricity Act 1989

      EPA                    Environmental Protection Act 1990

      ESI Electricity Supply Industry in Great Britain, comprising the activities of electricity generation, transmission, distribution and supply

      EU                     European Union

      ------------------------------------------------------------------------

      FERC                   U.S. Federal Energy Regulatory Commission

      ------------------------------------------------------------------------

      GBY the Great Britain Yardstick which is defined as the average generation purchase cost per unit of the England and Wales RECs, and is used to cap the allowed generation purchase costs of ScottishPower's supply business

2                                                  ScottishPower Form 20-F 1999
      gearing leverage (net debt divided by shareholders' equity expressed as a percentage)

      gigawatt (GW);         a gigawatt is a unit of power equivalent to one
      gigawatt-hour          million kilowatts; one gigawatt hour represents
      (GWh)                  one hour of electricity consumption at a constant
                             rate of 1 GW

      Great Britain          England, Wales and Scotland

      Green Paper            consultation document detailing proposals for
                             future regulation of the electricity, gas, water and telecommunications industries. Sets out the results of the review announced by the President of the Board of Trade, Rt. Hon Margaret Beckett
                             MP, in June 1997

      group                  Scottish Power plc and its consolidated
                             subsidiaries

      Guaranteed Standards   standards of performance agreed between the
                             company and OFFER in relation to transmission, distribution and supply

      ------------------------------------------------------------------------

      HM Government          Her Majesty's Government of the United Kingdom

      ------------------------------------------------------------------------

      Interconnector         Interconnector between the Scottish transmission
                             systems and the national grid in England and Wales

      IPC the system of Integration Pollution Control introduced by the EPA

      ------------------------------------------------------------------------

      kilovolt (kV)          one thousands volts

      kilowatt (kW);         a kilowatt is a unit of power, representing the
      kilowatt-hour          rate at which energy is used or produced (i.e.
      (kWh)                  the product of voltage and current); one
                             kilowatt-hour represents one hour of electricity consumption at a constant rate of 1 kW

      ------------------------------------------------------------------------

      Labour Party           a political party that currently forms the
                             Government of the United Kingdom of Great Britain and Northern Ireland

      LCPD Large Combustion Plant Directive--European Council Directive 88/609 on the limitation of emissions of certain pollutants into the air from large combustion plants

      ------------------------------------------------------------------------

      megawatt (MW);         one megawatt equals one thousand kilowatts; one
      megawatt-hour          megawatt-hour represents one hour of electricity
      (MWh)                  consumption at a constant rate of 1 MW

      Merger the proposed merger of ScottishPower and PacifiCorp

      metric tonnes          one metric tonne is equivalent to: 1.102 short
                             tons or 0.9842 long tons

      Ml                     megaliter; one million liters

      ------------------------------------------------------------------------

      NEA Nuclear Energy Agreement among British Energy, Scottish & Southern and ScottishPower dated June 1, 1990 and any amendments thereto with respect to the entitlement and must take obligation of ScottishPower and Scottish & Southern to British Energy's nuclear generating capacity. The Nuclear Energy Agreement terminates on April 1, 2005

ScottishPower Form 20-F 1999                                                   3

      New ScottishPower      New Scottish Power plc (to be renamed Scottish
                             Power plc)

      New ScottishPower      the articles of association of New ScottishPower
      Articles

      New ScottishPower      the special rights non-voting redeemable
      Special Share          preference share of (Pounds)1 in New
                             ScottishPower to be issued to the Special
                             Shareholder pursuant to the Scheme

      NGC                    The National Grid Company plc

      NOx                    oxides of nitrogen

      NRA                    National Rivers Authority

      ------------------------------------------------------------------------

      OFFER                  Office of Electricity Regulation

      OFGAS                  Office of Gas Supply

      OFWAT                  Office of Water Services

      ------------------------------------------------------------------------

      PES license            license under the Electricity Act to supply
                             electricity as a "public electricity supplier" or "PES" to any premises within an authorized area

      Pool the wholesale electricity trading market in England and Wales, the rules and procedures of which are contained in a pooling and settlement agreement entered into by parties selling electricity through the Pool in England and Wales

      principal              consolidated trading subsidiaries of Scottish
      subsidiary             Power plc
      undertakings

      ------------------------------------------------------------------------

      REC one of twelve regional electricity companies in England and Wales

      RPI Retail Price Index measures the average change from month to month in the prices of goods and services bought by most consumers in the U.K. The index is compiled using a large and representative selection of more than 600 separate goods and services

      ------------------------------------------------------------------------

      Scheme Date            the date on which the scheme of arrangement
                             becomes effective, expected to be July 30, 1999

      Scottish & Southern    Scottish & Southern Energy plc, which was created
                             by the merger between Scottish Hydro-Electric plc and Southern Electric plc

      Scottish Coal          Scottish Coal Company Limited

      ScottishPower          Scottish Power plc

      ScottishPower Articles the articles of association of ScottishPower

      ScottishPower Special
      Share the special rights non-voting redeemable preference share of (Pounds)1 in ScottishPower

      Scottish Nuclear       Scottish Nuclear plc, a subsidiary of British
                             Energy

4                                                   ScottishPower Form 20-F 1999

      SEPA                   Scottish Environment Protection Agency

      sewage wastewater contained in or being discharged from sewerage

      sewerage               wastewater infrastructure assets

      Southern Water         Southern Water Services Limited, a WaSC and
      Services               wholly-owned subsidiary of Southern Water plc

      SO\\2\\                sulphur dioxide

      Special Shareholder    the holder of the ScottishPower Special Share or
                             the New ScottishPower Special Share as the context so requires (currently the Secretary of State for Scotland)

      SWEB                   South West Electricity Board

      ------------------------------------------------------------------------

      terawatt (TW);         one thousand million kilowatts of power; one
      terawatt-hour          terawatt hour represents one hour of electricity
      (TWh)                  consumption at a constant rate of 1 TW

      turnover sales value of energy, goods, water, wastewater and other services supplied to customers (excluding value added tax and intragroup sales)

      ------------------------------------------------------------------------

      U.K.                   United Kingdom of England, Wales, Scotland and
                             Northern Ireland

      UNECE                  United Nations Economic Commission for Europe

      ------------------------------------------------------------------------

      WA 1989                Water Act 1989

      WIA 1991               Water Industry Act 1991

      WaSC                   Water and Sewerage Company

      Water Quality
      Regulations            water supply water quality regulations which have
                             been amended by the Water Service Companies amendment to regulation of 1989 and 1991

      Windfall Tax           A levy introduced by the Government in the Budget
                             of July 2, 1997

      WTW                    Wastewater Treatment Works

ScottishPower Form 20-F 1999                                                   5

                                       PART I

      Item 1. Description of Business

      Introduction
      The group is a leading multi-utility business in the U.K. serving approximately 5.5 million homes across Scotland, England and Wales. The map located on the inside front cover of this report indicates the location of the group's principal businesses. The group's activities span the generation, transmission, distribution and supply of electricity, gas supply, water supply and wastewater services, telecommunications, retailing of electrical appliances, technology and contracting services. ScottishPower and its subsidiaries comprise one of the largest industrial groups in the U.K., positioned around the middle of the FTSE 100 index, with an annual turnover in fiscal 1999 of over (Pounds)3.2 billion.

      Industry Background
      The U.K. electricity industry has undergone a period of rapid and dramatic change in the past decade. The sector has been restructured and its major players privatized and floated to the public by the U.K. government. Regulation is focused on encouraging cost reduction and productivity gains while increasing competition, and consolidation has brought further gains for shareholders and customers alike.

      Today, supported by an open and dynamic economy, the U.K. has recently completed another major change: full competition in the retail supply of electricity and gas services. The gas and electricity markets throughout Great Britain were fully opened to competition in May 1998 and May 1999, respectively. This increased competition has spurred multi-utility convergence in the U.K. in a realignment affecting all segments of the utility industry.

      Business Strategy
      The group is committed to enhancing shareholder value through building businesses in electricity and utility related markets.

      The group has grown from a regional generator, distributor and supplier of electricity into a growing U.K. multi-utility business serving some
      5.5 million of the homes in Great Britain. This is due in large part to
      (i) the acquisition in 1995 of Manweb plc ("Manweb"), one of the twelve regional electricity companies created when the electricity utility industry in England and Wales was restructured in 1990, and (ii) the acquisition in 1996 of Southern Water plc ("Southern Water"), one of the ten water and wastewater service companies created when the water and wastewater industry in England and Wales was privatized in 1989. These acquisitions have allowed the group to expand both its customer base (by 1.3 million customers in the case of Manweb and 1.7 million customers in the case of Southern Water) as well as its geographic and product base by expanding into the electricity distribution and supply business in north-west England and Wales and into the water and wastewater business in southern England. The group has further leveraged its utility skills and assets in its expansion into the gas supply and telecommunications businesses. In domestic gas supply, ScottishPower is already established as a leading competitor to British Gas, with a total of 760,000 domestic contracts at the end of fiscal 1999. Since the opening of the competitive electricity market, the Company has secured 190,000 new electricity contracts.

      Improving the efficiency of the group's businesses through a program of cost reductions is a key part of the strategy. In the Scottish energy businesses, the cost base has been significantly reduced since 1991 through a process of benchmarking operations against other major companies around the world, both within and outside the utility sector. ScottishPower management has delivered substantial cost savings from both Manweb and Southern Water, totaling (Pounds)139 million to date. Management believes that further cost savings from the Scottish energy businesses, Manweb and Southern Water are achievable after fiscal 1999.

      The group intends to build its U.K. business primarily by exploiting the opportunity, and managing the challenge, of the deregulation of the electricity and gas supply markets and the telecommunications sector. The aim of the group's energy supply business will be to defend its existing base in the ScottishPower and Manweb areas, while exploiting the opportunity to expand its electricity and gas supply markets across the U.K.

6                                                   ScottishPower Form 20-F 1999

      In addition, the company intends to utilize its excess capacity of efficient, coal-fired plant to continue to increase its share of the U.K. electricity generation market by exploiting expansion of the capacity of the Interconnector to the England and Wales market and the construction of an Interconnector between Scotland and Northern Ireland.

      ScottishTelecom's strategy has been to achieve growth through a combination of organic growth and selective acquisitions. This has provided ScottishTelecom with operations in key markets across the communications sector since its launch in 1994.

      ScottishTelecom now provides, under innovative tariff packages, a wide portfolio of communication services ranging from voice, data and mobile telephony services to call-center, on-line information and Internet access services.

      The development of the group has caused the Directors to review the future of ScottishTelecom. ScottishPower is currently evaluating the strategy of ScottishTelecom and the options available to maximize shareholder value from its investment in this business, in what is a rapidly changing and developing sector. This assessment includes a review of the services provided by ScottishTelecom, its funding needs and any consequential restructuring. The Directors expect to reach a decision during the year.

      Since privatization of the U.K. electricity industry in 1990-91, the group has experienced tightening regulation. Looking ahead it is expected that regulation will continue to have a material bearing on the profitability and investment capability of the group. The group's regulated monopoly businesses comprise electricity transmission and distribution in ScottishPower and electricity distribution in Manweb (together representing 44% of the group's fiscal 1999 operating profits) and the water supply and wastewater business in Southern Water (representing 30% of the group's fiscal 1999 operating profits). The regulatory price controls relating to these areas of the group's business for the five-year period commencing April 1, 2000 are currently being reviewed, and reviews are also taking place in relation to supply and generation. Nevertheless, the Board is unable to judge accurately the outcome of these reviews and there can be no assurance that they will not materially affect group profits. It is expected that final proposals resulting from these reviews will be known by November 1999.

      Through organic growth and acquisitions, ScottishPower has laid the foundations for its U.K. business, creating a broadly based utility group that is strongly placed to add value for shareholders and customers.

      As well as continuing to drive for growth in its U.K. businesses, the group has explored international opportunities in the electricity sector. The focus has been on the United States, where management believes the cultural fit and the likely development of U.K.-style industry restructuring and convergence offers opportunities to deliver shareholder value by applying the group's core skills.

      Proposed ScottishPower--PacifiCorp Merger
      On December 7, 1998, the boards of ScottishPower and PacifiCorp announced that they had reached agreement on the proposed merger of their two companies. Under the terms of the Merger, PacifiCorp common shareholders (other than ScottishPower or any subsidiary of ScottishPower or PacifiCorp) will be entitled to receive 0.58 ScottishPower ADSs, which will be listed on the New York Stock Exchange, or 2.32 ordinary shares of ScottishPower, which will be listed on the London Stock Exchange, for each share of PacifiCorp they own. ScottishPower shareholders will continue to own their existing shares after the Merger.

      The Combined Group intends to account for the Merger using the acquisition method of accounting under U.K. GAAP and using the purchase method of accounting under U.S. GAAP. The Merger is subject to a number of conditions, including its approval by both the ScottishPower shareholders and the PacifiCorp shareholders which were recently obtained. The Merger is also conditional on a number of regulatory, tax and other consents and confirmations in the U.S. and the U.K. The Merger is expected to be completed this year.

      The Merger will create an international utility company with significant energy businesses in the U.K. and the U.S. with approximately seven million customers. The Directors believe that significant benefits will be derived from the Merger and that the Combined Group will be more operationally efficient and stronger financially than either ScottishPower or PacifiCorp would be on its own. The Merger is expected to enhance New ScottishPower's or ScottishPower's, as applicable, earnings per share, before goodwill amortization, from the first full year after

ScottishPower Form 20-F 1999                                                   7
      completion of the Merger compared to the Directors' present expectations for the existing group. See "Scheme of Arrangement" below. The Merger represents a major step in ScottishPower's stated strategy of achieving growth and creating value for shareholders by utilizing its core skills in the U.S.

      ScottishPower has carried out detailed analyses of the U.S. market and possible combination partners. The Directors believe that PacifiCorp is an excellent partner, in that it combines:

      . a sound business, good quality assets and an extensive customer base in a region of the U.S. benefiting from good economic growth;

      . substantial scope for improved performance and efficiency;

      . experienced operational management; and

      . low-cost coal resources and generation plant.

      The Combined Group will focus on accelerating PacifiCorp's strategy to improve the performance of its western U.S. electricity business. ScottishPower and PacifiCorp believe that the application of best practices of the two companies will reduce costs and increase operating efficiencies with the goal of enhancing shareholder value. Although it is difficult to predict the source of cost savings, the Directors expect most, if not all, of the anticipated cost savings to come from the application of best practices in operational and overhead areas rather than through elimination of costs duplicated between ScottishPower and PacifiCorp. The Directors believe that this will enable PacifiCorp, which has recently suffered from a period of financial under-performance, to achieve more quickly its stated aim of earning the authorized regulatory rate of return in each U.S. state in which it conducts business and will bring PacifiCorp's non-generation costs per customer in the U.S. in line with some of the most efficient comparable utilities, based on comparisons drawn from information filed with FERC.

      To assist the delivery of these improvements, the Directors intend to transfer a number of senior managers with integration experience into PacifiCorp. Some PacifiCorp managers will also be transferred into ScottishPower's U.K. operations to gain experience of ScottishPower's working practices.

      The Merger should enable ScottishPower to apply its proven utility management skills to PacifiCorp. The Directors believe that these skills, developed in the competitive U.K. market, will assist PacifiCorp as competition is introduced into the U.S. generation and supply businesses.

      The Directors also intend to enhance significantly the performance and service standards of PacifiCorp, and to increase the range of energy services offered to PacifiCorp customers, by investing in PacifiCorp's existing U.S. businesses and by applying the best practices drawn from both ScottishPower and PacifiCorp. ScottishPower and PacifiCorp share a common commitment to high standards of customer service, to the environment and to the communities they serve.

      Earnings and Dividends
      The Merger should, when completed, create one of the largest international utility companies and open up more growth opportunities for the Combined Group.

      The Merger is expected to be earnings enhancing from the first full year, before goodwill amortization, compared to the Directors' present expectations for the existing group.

      ScottishPower's stated dividend aim is to achieve 7% to 8% real dividend growth per annum until at least the U.K. regulatory reviews which take effect in the year 2000, whilst maintaining a prudent level of dividend cover. It is ScottishPower's current aim to deliver real dividend growth thereafter and this will be re-examined once the outcome of the regulatory reviews is known.

      Scheme of Arrangement
      The company announced on February 25, 1999 its intention to recommend to ScottishPower shareholders a proposal to introduce a new holding company for the group, New ScottishPower (to be renamed Scottish Power plc upon the scheme becoming effective). The holding company structure will be effected through a "scheme of arrangement" which must be sanctioned by a Scottish court and approved by ScottishPower's shareholders, which approval was recently obtained. Under the scheme, New ScottishPower will issue one share of New ScottishPower

8                                                   ScottishPower Form 20-F 1999
      in exchange for each outstanding ScottishPower share. As a result, New ScottishPower will become the holding company for ScottishPower. The Merger with PacifiCorp is not conditional upon the scheme becoming effective nor is the scheme conditional upon the Merger becoming effective.

      In addition, ordinary shares of New ScottishPower will be listed on the London Stock Exchange, New ScottishPower ADSs will be listed on the New York Stock Exchange and New ScottishPower will be subject to the registration and information requirements of U.S. securities laws.

      The rights attaching to the New ScottishPower ordinary shares will be substantially the same as those currently attaching to the ScottishPower ordinary shares. Thus, after the scheme is implemented, holders of ScottishPower ordinary shares will have their interest in ScottishPower replaced by an equivalent proportionate interest in New ScottishPower and, subject to the effect of exercise of options to subscribe for ScottishPower shares granted under ScottishPower share schemes, their proportionate interests in the profits, net assets and dividends in the group will not be affected.

      If the scheme of arrangement is not implemented by June 30, 2000, the holders of ScottishPower shares will remain as such, ScottishPower ordinary shares will continue to be listed on the London Stock Exchange and its ADSs will continue to be listed on the New York Stock Exchange.

      If the scheme is sanctioned by the court and the conditions to the scheme are satisfied or waived, it is expected to become effective on July 30, 1999.

      Share Buy-back
      The Directors started a share buy-back program of up to (Pounds)500 million following approval of the Merger by both ScottishPower shareholders and PacifiCorp shareholders. This is intended to achieve further financial efficiency, with an expected net interest cover of approximately three times, while targeting an "A" credit rating. The buy-back is being undertaken through on-market purchases.

      Outlook
      Apart from the many changes and opportunities which the year ahead offers in the U.K. operations, it is expected the PacifiCorp merger will be completed later this year. This would make ScottishPower one of the top 10 electricity companies in the world and would bring the total employment complement in the new enlarged group to 25,000.

      Looking forward into the new millennium, regulation will continue to have a significant bearing on the profitability and investment capability of the group. The Directors believe that the group has high standards of operation and customer service. Nevertheless, they are unable to judge accurately the outcome of the current U.K. regulatory reviews and there can be no assurance that they will not materially affect the group's profits.

      ScottishPower's goal is to provide better service and value to customers and at the same time enhanced earnings for shareholders. This must be supported by a process of regulation which takes a balanced long-term view to reward investment and encourages improvements in service and efficiency.

      ScottishPower will continue its strategy to develop and grow the business. This will require ongoing revenue and capital investment in the year ahead. ScottishPower is confident in its strategy for long-term growth and, given the quality of the company and its people, looks forward to further success.

      Segmental Business Information
      An analysis of the group's turnover and operating profit by major business segment for the last three fiscal years is provided in the tables on the following page. All material activities were derived from continuing operations in the United Kingdom. This information is extracted from the consolidated financial statements of the group which have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors for fiscal 1999 and Coopers & Lybrand, Chartered Accountants and Registered Auditors for fiscal years 1997 through 1998. This segmental business information should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements and their accompanying notes located on pages F-1 through F-40, and in particular the definition of the group's business segments on page F-5.

ScottishPower Form 20-F 1999                                                   9

      Table 1.1 Turnover by business segment

                                     Total turnover            Inter-segment turnover           External turnover
                                   1999      1998      1997      1999      1998      1997      1999      1998      1997
                         Note (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      ------------------------------------------------------------------------------------------------------------------
       Energy Business
       Generation
       Wholesale            1     914.3   1,014.3     974.4     695.3     764.8     744.4     219.0     249.5     230.0
       Power Systems              470.1     443.0     429.2     416.8     391.1     386.8      53.3      51.9      42.4
       Energy Supply            1,434.5   1,336.2   1,270.4      28.8      11.5       0.9   1,405.7   1,324.7   1,269.5
       Manweb                     614.2     662.5     738.4      18.1       8.6         -     596.1     653.9     738.4
       ----------------------------------------------------------------------------------------------------------------
       Energy Total             3,433.1   3,456.0   3,412.4   1,159.0   1,176.0   1,132.1   2,274.1   2,280.0   2,280.3
       Non-energy
       business
       Manweb                         -       5.3      20.9         -       5.3       4.2         -         -      16.7
       Southern Water             440.2     453.0     316.7       0.7       0.4       0.5     439.5     452.6     316.2
       Scottish Telecom           219.9     113.3      53.7      39.2      31.2      16.7     180.7      82.1      37.0
       Other                1     612.8     410.7     359.2     264.8      97.2      68.7     348.0     313.5     290.5
       ---------------------------------------------------------------------------------- --------- --------- ---------
       Total                                                                                3,242.3   3,128.2   2,940.7
       ---------------------------------------------------------------------------------- --------- --------- ---------

     /1/The Generation Wholesale segment previously included sales from gas trading activities which are now reported in the Other business segment. Total turnover for the Generation Wholesale segment for 1998 included (Pounds)100.5 million of gas trading sales (1997: (Pounds)30.0 million) of which (Pounds)82.4 million related to internal sales (1997:
        (Pounds)16.1 million).

      Table 1.2 Operating profit by business segment

                                        Operating profit
                                       1999       1998       1997
                                  (Pounds)m  (Pounds)m  (Pounds)m
      --------------------------------------------------------------
       Generation Wholesale           115.3      130.8      146.1
       Power Systems
         Transmission                  83.5       80.1       77.3
         Distribution                 178.2      169.4      150.7
       Energy Supply
         First tier electricity        36.3       38.0       39.4
         Second tier electricity          -       (3.8)      (3.2)
         Gas and other energy
         sales                        (16.2)     (19.1)      (3.8)
                                    -------    -------    -------
       Scottish energy
       businesses                     397.1      395.4      406.5
       Manweb                         125.2      131.3      135.0
       Southern Water                 262.2      240.7      114.4/1/
       ScottishTelecom                 10.3        4.7       (1.5)
       Other                            8.0       13.0        9.5
       -------------------------    -------    -------    -------
       Total                          802.8      785.1      663.9
       -------------------------    -------    -------    -------

     /1/Eight months from the date of acquisition and after reorganization costs of (Pounds)21.2 million.

10                                                  ScottishPower Form 20-F 1999

      Energy Business

      Structure of the Electricity Industry in the United Kingdom
      The U.K. electricity industry, which was restructured in March 1990 to introduce competition into the generation and supply of electricity, consists of the following activities:

      Generation:     the production of electricity at power stations

      Transmission:   the bulk transfer of electricity across a high voltage
                      transmission system

      Distribution:   the transfer of electricity from the high voltage
                      transmission system and its delivery, across local low voltage distribution systems, to customers

      Supply: the bulk purchase of electricity by suppliers and its sale to customers, with the associated customer service activities including sales and marketing, billing and income collection

      The U.K. has three distinct geographical systems: Scotland, England & Wales and Northern Ireland, each with a different commercial framework. The Scottish and English systems are interconnected, and an agreement has been reached for the construction of a link between Scotland and Northern Ireland.

      In each of Scotland and England & Wales, the electricity industry is regulated under the Electricity Act 1989 (the "Electricity Act") by the Secretary of State for Scotland or the Secretary of State for Trade and Industry, as applicable (collectively, the "Secretary of State"), and the Director of Electricity Supply (the "DGES"). See "Regulation of the Electricity Industry". The chart below provides an overview of the electricity industry in Great Britain.

                                                            [CHART APPEARS HERE]
ScottishPower Form 20-F 1999

      Industry Structure in Scotland
      The electricity industry in Scotland is principally comprised of two vertically integrated companies, ScottishPower and Scottish & Southern, each generating, transmitting, distributing and supplying electricity within their respective franchise areas. A third, Scottish Nuclear, a subsidiary of British Energy, is primarily a generator selling all the electricity it generates at its two nuclear power stations in Scotland to ScottishPower and Scottish & Southern under the Nuclear Energy Agreement (the "NEA").

      Generation ScottishPower and Scottish & Southern generate electricity from their own portfolio of power stations. In addition the companies are obliged, under the NEA, to purchase the entire output from Scottish Nuclear. A number of further contractual relationships exist between the two companies which involve the sharing of coal-fired, dual oil and gas-fired and conventional hydro generating capacity by allocating part of the capacity of certain generating stations operated by one company to the other company. See "Generation Wholesale--Generation Portfolio" for further discussion of these contractual arrangements. Currently, there exists a surplus of generating capacity in Scotland which enables the companies to sell electricity to England and Wales through the Interconnector. The quantity of these sales is set to increase as the current transmission constraints are reduced.

      Transmission The transmission systems of ScottishPower and Scottish & Southern are each made up of a network comprised of overhead lines, underground cables and associated equipment operating at either 275 kV or 132 kV and, in the case of ScottishPower, 400 kV. This network connects the generating stations and distribution entry points operating at, or below, 33 kV. ScottishPower's transmission system is connected to the national grid in England and Wales by the Interconnector. Both companies have access to this link which enables the companies to export and import electricity from England and Wales. The available capacity of the Interconnector at any time depends on a number of variable factors, (e.g., the secure thermal rating of the Interconnector circuits and the pattern of scheduled generation on either side of the border). In fiscal 1999, the average level of exports on the Interconnector was 1,427 MW.

      Distribution The distribution systems are each made up of a network of overhead lines and underground cables operating at either 33 kV, 11 kV, 415 volts or 230 volts. The distribution voltages and equipment used are determined by end users' requirements and their location and by the relative economics of transferring electricity at different voltages. To ensure competition in the supply business, the companies are required to provide open access to their transmission and distribution networks on a non-discriminatory basis.

      Supply The energy supply business purchases electricity from a range of sources, including the group's generation business, for sale to customers both within its home areas and outside them.

      Industry Structure in England and Wales
      In England and Wales, electricity is produced by generators, the largest of which are National Power plc, PowerGen plc and Nuclear Electric plc, a subsidiary of British Energy, and the Energy Group plc. Electricity is transmitted through the national grid transmission system by NGC and distributed by the 12 RECs (one of which is Manweb) in their respective franchise, or authorized, areas. Most customers are currently supplied with electricity by their local REC, although there are other suppliers holding second tier supply licenses, including other generators and RECs, who can also compete to supply customers.

      Generation Virtually all electricity generated in England and Wales is sold by generators and bought by suppliers through the Pool. The Pool was established at the time of privatization for bulk trading of electricity in England and Wales between generators and suppliers. All licensed generators and suppliers must become signatories to the Pooling and Settlement Agreement governing the constitution and operation of the Pool and the calculation of payments due to and from generators and suppliers. The Pool also provides centralized settlement of accounts and clearing. As discussed above, ScottishPower and Scottish & Southern can participate in the Pool by exporting electricity to or importing electricity from England and Wales via the Interconnector.

      Prices for wholesale electricity sales are set by the Pool daily for each half hour of the following day based on the bids of the generators and a complex set of calculations matching supply and demand and taking account of system stability, security and other costs. A computerized system (the settlement system) is used to calculate prices and to

12                                                  ScottishPower Form 20-F 1999
      process metered, operational and other data and to carry out the other procedures necessary to calculate the payments due under the Pool trading arrangements. Because Pool prices tend to be volatile and difficult to predict, generators and suppliers often enter into bilateral arrangements, such as contracts for differences, to provide a degree of protection against such fluctuations.

      In October 1997, HM Government requested the DGES carry out a review into wholesale electricity trading arrangements in England and Wales to advise on whether, and if so what, changes should be made. Under the terms of reference of the review, the new trading arrangements being considered would be required to be transparent, efficient and risk reducing while meeting customers needs, promoting competition and avoiding discrimination. The DGES published proposals for new trading arrangements in July 1998 and these proposals were supported by HM Government in an Energy White Paper in October 1998. These arrangements will encompass the development of a balancing market, a short-term bi-lateral market and a related settlement system. The DGES is due to publish a further policy report in August 1999 with implementation of the new arrangements planned for fall 2000.

      Transmission NGC owns and operates the high voltage 275 kV and 400 kV electricity transmission system in England and Wales also known as the national grid. NGC has a statutory duty to operate a non-discriminatory policy both in the day-to-day administration of the system, and in the provision of access to the transmission network.

      Distribution The distribution businesses of the RECs operate and maintain the assets which carry power from grid supply points to individual customers within their authorized areas. This involves a network of overhead lines, underground cables, switches and transformers operating at voltages ranging from 132 kV down to 230 volts in residential premises. To ensure competition in the supply business, the RECs are required to provide open access to their distribution networks on a non-discriminatory basis.

      Supply The supply business covers the bulk purchase of electricity through the Pool and the selling on to customers. RECs can supply customers within their authorized areas and holders of second tier licenses, subject to meeting certain requirements, can supply any customer. Second tier licenses are held by all the RECs, National Power plc, PowerGen plc, Nuclear Electric, ScottishPower, Scottish & Southern and some new suppliers.

      Competitive Framework
      Competition in supply has been progressively introduced in Scotland and in England and Wales. ScottishPower and Scottish & Southern in Scotland, and the RECs in England and Wales, are subject to competition from second tier suppliers for the supply of electricity to customers, including residential customers, in their respective franchise areas.

      Generation Wholesale
      The group's Generation Wholesale business ("Generation Wholesale") operates ScottishPower's generating stations and deals in the wholesale trading of electricity and gas. The business objective is to create competitive advantage for ScottishPower by optimizing the energy chain.

      Generation Portfolio
      ScottishPower's owned generation capacity comprises coal, gas, hydro and wind power and has available more than 3,500 MW after taking into account the impact of contractual obligations to supply Scottish & Southern with a proportion of its coal-fired capacity. In addition to its own capacity, ScottishPower also has access to nuclear energy, from British Energy Generation (U.K.) Limited, and gas-fired, oil-fired and hydro power from Scottish & Southern under contracts established in connection with the restructuring of the U.K. electricity industry in 1990 and 1991. These resources combine to give ScottishPower a flexible fuel portfolio and result in total available capacity of some 6,400 MW. ScottishPower's available capacity in Scotland is significantly greater than the demand it is required to meet. Additional information concerning the group's generating capacity, either owned or available under contract, is set out on the following two pages.

ScottishPower Form 20-F 1999                                                  13

      Table 1.3 Sources of Owned Generating Capacity and Output as at March 31, 1999

                                   Number of Generating
                                  Sets and/or Installed Net Output Maximum Capacity
                                               Capacity   Capacity        Available
                            Notes                    MW         MW               MW
      --------------------------------------------------------------------------------
       Coal:
       Longannet                                4 x 600      2,304
       Cockenzie                                4 x 300      1,152
                                                             -----
                                                             3,456            2,880/1/
       Methil                                    2 x 30         57               57
       Kincardine               2               2 x 200        Nil              Nil
       Oil:
       Inverkip                 3               3 x 676        Nil              Nil
       Gas Turbine:
       Knapton                                   1 x 42         42               42
       Pumped Storage:
       Cruachan                                 4 x 100        400              400
       Conventional Hydro:
       Galloway Scheme                              109        106              106
       Lanark Scheme                                 16         16               16
       Windfarms:
       Barnesmore                              25 x 0.6         15               15
       Hagshaw Hill                            26 x 0.6         16               16
       P & L Windfarm           4             103 x 0.3         31               16
       Rigged Hill                             10 x 0.5          5                5
       Corkey                                  10 x 0.5          5                5
       Elliots Hill                            10 x 0.5          5                5
       Coal Clough              5              24 x 0.4         10                4
       Carland Cross            5              15 x 0.4          6                3
       --------------------------        --------------      -----            -----
       Total                                                 4,170            3,570
       -------------------------         --------------      -----            -----

     /1/Scottish & Southern is entitled to a supply of electricity from part of the capacity of ScottishPower's coal-fired generating stations at Longannet and Cockenzie.

     /2/The IPC consent for Kincardine expired at the end of March 1997, and the station is now considered to be unavailable for generation.

     /3/The installed capacity at Inverkip is currently on long term preservation and is unavailable for generation.

     /4/The P&L Windfarm is owned by CeltPower Limited, with ScottishPower and Tomen Power Corporation (U.K.) Limited each having a 50% ownership interest.

     /5/The windfarms at Coal Clough and Carland Cross are owned by joint ventures among Manweb, SWEB and Renewable Energy Systems, with Manweb having 45% ownership interest.

      In addition to the above, the division owns Strathkelvin House, Kirkintilloch which is the grid control center.

      Construction of a 400 MW Combined Cycle Gas Turbine station near Brighton has commenced, and commercial operation is planned for winter 2000/01. The project is a joint venture, in which ScottishPower has a 50% economic and voting interest, with CSW International Inc., the U.S. parent company of SEEBOARD.

      Investment is being made in ScottishPower's Longannet and Cockenzie power stations and a major new cost savings initiative has been launched. Acquisition of additional generation capacity is kept under consideration.

      Progress on developing Hatfield Moors as a gas storage site continues with all necessary planning and consents for construction obtained. The (Pounds)17.6 million project remains on target to meet the winter 1999/00 peak demands of some 450,000 customers.

14                                                  ScottishPower Form 20-F 1999

      Table 1.4 Sources of Generating Capacity and Output Available Under Contract as at March 31, 1999

                                      Number of Generating
                                               Sets and/or Net Output Maximum Capacity
                                        Installed Capacity   Capacity        Available
                                Notes                   MW         MW               MW
      --------------------------------------------------------------------------------
       Nuclear:
       Torness                     1               2 x 660      1,260              944
       Hunterston B                1               2 x 660      1,220              914
                                                                            -----
         Total Nuclear                                                           1,858
       Dual Oil and Gas Fired:
       Peterhead                    2              2 x 660      1,284              642
       Gas Turbine:
       Peterhead                    3              2 x 120        232              116
       Conventional Hydro:
       Scottish & Southern          4                                              200
       -----------------------------          ------------   -------         ---------
       Total                                                    3,996            2,816
       -----------------------------          ------------   -------         ---------

     /1/The NEA entitles ScottishPower and Scottish & Southern to 74.9% and
        25.1%, respectively, of the electricity generated from British Energy's Hunterston B and Torness nuclear generating stations. Except in limited circumstances, the NEA obliges ScottishPower and Scottish & Southern to pay for all the electricity declared by British Energy to be available from such nuclear stations, whether or not they take such electricity.
     /2/Following the end of the Miller Gas Plateau, ScottishPower is entitled to 50% of the net output capacity of Scottish & Southern's Peterhead station (or such lesser part of that capacity as Scottish & Southern declares to be available to ScottishPower on any day).
     /3/The gas turbines installed at Peterhead are primarily for use during an outage on one of the main units at the station to enable the consumption of the gas delivered from the Miller gas field. The use of the gas turbines at other times is subject to agreement with Scottish & Southern.
     /4/The Hydro Agreement entitles ScottishPower to 400 GWh of electricity from Scottish & Southern's conventional hydro generating capacity during each contract year (although this amount may be reduced during periods of unusually low rainfall or unusually low run-off) and requires ScottishPower to pay for that amount of electricity, irrespective of how much electricity it actually takes.

      Station Performance
      Generation Wholesale's goal is to achieve best practice in terms of generation performance and costs, at the same time maintaining the flexibility to optimize energy trading.

      Generation Wholesale has undertaken extensive benchmarking of all its activities against an international peer group and undertaken programs to implement its findings. However, it is the intention of the business to drive costs down further through continued reductions in fixed costs and manpower plus improved engineering efficiencies and enhanced environmental performance. The group has a detailed engineering strategy to upgrade its existing coal stations. Furthermore, management believes that, as a result of its ongoing maintenance program, ScottishPower's portfolio of power stations is in a condition to support current and expected generation output.

      Fuel Strategy and Sourcing
      ScottishPower's fuel purchasing strategy is based upon the objective of achieving competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the fuel portfolio are coal, gas and oil.

      Coal -- ScottishPower currently purchases the majority of its coal from Scottish suppliers under long-term contracts, with the principal supplier being The Scottish Coal (Deep Mine) Limited. Under a six year deal which
ScottishPower Form 20-F 1999                                                  15
      commenced on April 1, 1998, ScottishPower will take 1.67 million tonnes per annum of low sulphur coal from Scottish Coal's Longannet Deep Mine Complex, adjacent to the Longannet Power Station.

      Up to a further 1.7 million tonnes of Scottish opencast coal will also be supplied yearly by other Scottish suppliers under long-term contracts of between three and five years, which commenced on April 1, 1998.

      These purchase commitments secure the major part of ScottishPower's coal requirements from local sources at competitive prices. The balance of requirements will be sourced through the exercise of options under the long term contracts and/or short term competitive tenders, depending on market conditions.

      Gas -- ScottishPower purchases gas to meet the needs of the group's generation and supply businesses. Balancing and trading of gas is the responsibility of the Energy Trading Center.

      The group's gas purchasing strategy is based upon a combination of long, medium and short-term contracts. In accordance with this strategy, the group has agreed contracts direct with gas producers for the supply of gas on a non-interruptible basis. The group has two long term contracts (with terms of, respectively, 10 and 15 years, from 1994) for supply from major gas fields. In addition, ScottishPower is party to agreements which require Scottish & Southern to purchase and accept delivery of gas from the Miller gas fields at Peterhead power station. These agreements continue in force until the reserves of the field have been fully depleted. Latest projections are that this could occur within the next two to three years. It should be noted that ScottishPower is continuing to look at opportunities which might be available for it to participate in the Peterhead repowering project which will upgrade the station to combined cycle gas turbine status.

      Oil -- From time to time, ScottishPower purchases heavy fuel oil on the international spot market when favorable prices are available. Heavy fuel oil is therefore an opportunity purchase rather than a firm fuel source.

      Generation Sales
      Generation sales totalled 29,679 GWh in fiscal 1999. Approximately 22,246 GWh were attributable to ScottishPower's energy supply business, with the remaining 7,433 GWh either being sold to other suppliers or exported via the Interconnector to the Pool in England and Wales.

      The average utilization of ScottishPower's two largest coal-fired stations, Longannet and Cockenzie, in fiscal 1999 was approximately 46% and 26%, respectively. It is expected that this utilization will increase as the capacity of the Interconnector is progressively expanded enabling ScottishPower to sell greater quantities of electricity into the Pool.

      The Pool in England and Wales
      ScottishPower has the ability to sell, or purchase electricity through, the Pool in England and Wales via the Interconnector which is shared by Scottish & Southern and BNFL under formal agreement. See "Structure of the Electricity Industry in the United Kingdom--Industry Structure in England and Wales" for a general discussion of the Pool. The current maximum capacity of the Interconnector is 1,950 MW with an average in fiscal 1999 of 1,427 MW. As ScottishPower produces electricity for significant periods of the year at a cost that is below the price at which the Pool purchases electricity, ScottishPower is able to take advantage of the prices at which electricity is purchased and sold by the Pool.

      The ScottishPower network is also connected at several points to the transmission network of Scottish & Southern. An agreement has been made with the NGC and Scottish & Southern to upgrade the maximum capacity of the Interconnector to 2,200 MW. Planning approval has now been granted by HM Government for the reinforcement necessary in England and Wales to give full effect to the upgrade. The current completion date for this project is September 2001. ScottishPower's generation business will provide 75% of the capital cost of the upgrade. Pursuant to an agreement with Scottish & Southern, ScottishPower has the contractual right to 54% of the pre-upgrade capacity and up to 75% of the additional upgrade capacity of the Interconnector.

      ScottishPower's Composite License only entitles it to reserve capacity to itself with the consent of the DGES, and obliges it to offer to enter into an agreement with a third party applicant for use of the Interconnector, except when

16                                                  ScottishPower Form 20-F 1999
      the DGES determines that the capacity of the Interconnector is insufficient to accommodate the requirements of the applicant having regard to such amounts of capacity as has already been reserved to ScottishPower (with the DGES's consent) or a third party. The DGES determined, in December 1998, that ScottishPower may not reserve any of its allocated capacity on the Interconnector to its own generation business. The DGES also determined that capacity was sufficient to accommodate the requirements of BNFL, and specified that ScottishPower should make available to BNFL up to 196 MW of capacity for the period January 1, 1999 to March 31, 2002. In the case of National Power plc, the DGES declined to make a determination on the grounds that National Power plc had not provided sufficient information in support of its application. Following these determinations, ScottishPower has made applications to the DGES to reserve capacity of 75% of the additional upgrade capacity to itself and, with respect to the existing capacity, is in negotiation with the DGES with respect to amendments to the rules governing the allocation of capacity.

      The determinations referred to above resulted from requests to ScottishPower from BNFL and National Power plc for access to the Interconnector, and a request by ScottishPower that the whole of the capacity on the Interconnector to which ScottishPower is contractually entitled be reserved to ScottishPower's generation business. On March 31, 1999, ScottishPower extended on an interim basis its existing Use of Interconnector Agreement with BNFL, and negotiations are ongoing to enter into a new agreement to provide BNFL with access up to 196 MW per year until March 31, 2002 and potentially beyond to accommodate the remaining life of the Chapelcross power station. Without negating the December 1998 determination, ScottishPower contends that, under the existing contractual arrangements, Scottish & Southern is obliged to accommodate 46% of BNFL's required access. Scottish & Southern contends that all of BNFL's required access should be deducted from ScottishPower's share of access. Following discussions between ScottishPower and Scottish & Southern a compromise between the two positions has now been agreed in principle and will be ratified shortly in a formal agreement.

      Trading with Northern Ireland Electricity
      ScottishPower has entered into an agreement with Northern Ireland Electricity, a subsidiary of Viridian Group plc, for the construction of a Scottish-Northern Irish Interconnector with a transfer capability of 250 MW and an agreement for the supply by ScottishPower of around 1,095 GWh of electricity per year over a period of 70 months from the date of commissioning. These agreements amend and restate agreements originally entered into in 1994. Once completed, the Northern Irish and marine sections of the Scottish-Northern Irish Interconnector will be owned by Northern Ireland Electricity, and the Scottish section from the converter station will be owned by ScottishPower. Northern Ireland Electricity will provide the full capital cost of this Interconnector. Approval has been obtained from the Northern Ireland Office for the Regulation of Electricity and Gas for this agreement although European Commission approval and U.K. competition clearance are still being sought. It is anticipated that the Scottish-Northern Irish Interconnector will commence commercial operation in December 2001.

      The capital cost to ScottishPower of both the England and Wales Interconnector upgrade and the construction of the link between Scotland and Northern Ireland are not considered material. Costs incurred will be recouped, by the company, through "use of system' charges on both projects.

      Power Systems
      ScottishPower owns and manages a substantial electricity network comprising both the distribution system to customers in its two authorized areas and, in Scotland, the high voltage transmission system (132 kilovolts and above). The latter includes all the assets of the Anglo-Scottish Interconnector which are in its Scottish authorized area. The main function of the power systems business ("Power Systems") is to develop and maintain an efficient, coordinated and economical network, including high voltage connections to England, and to operate and develop the distribution system to approved standards of safety and reliability. Within Power Systems the focus continues to be on reducing costs and improving service. Its principal business activities involve the provision of new connections, construction and refurbishment of the system, maintenance and fault repair, setting tariffs and collecting revenues for the use of its authorized networks, and all metering activities, from provision and repair to meter reading. Power Systems continues to focus strongly on the efficient delivery of electricity to customers in its franchise areas via its overhead and underground network. Investment in the business, has included significant upgrades and refurbishments to the transmission and distribution system.

ScottishPower Form 20-F 1999                                                  17

      Power Systems is divided into three regions in Scotland, three regions in the Manweb authorized area and a metering business which covers both areas. It has a distribution/transmission network which extends to approximately 113,000 kilometers, with 63,000 kilometers of underground cables and some 50,000 kilometers of overhead lines.

      Table 1.5 below sets forth key information with respect to the group's transmission and distribution services in fiscal 1999.

                              Note ScottishPower       Manweb        Total
      -----------------------------------------------------------------------
       Franchise area                  22,950 km/2/ 12,200 km/2/ 35,150 km/2/
       Number of franchise
       customers                           1.86m        1.39m        3.25m
       Number of employees       1         2,948        1,295        4,243
       System maximum demand            4,153 MW     3,212 MW     7,365 MW
       Primary substations                   447          611        1,058
       Secondary substations              39,841       40,943       80,784
         Ground mounted                   16,186        9,663       25,849
         Pole mounted                     23,655       31,280       54,935
       Transmission network
       (km)
         Underground                         237          213          450
         Overhead                          3,851        1,299        5,150
       Distribution network
       (km)
         Underground                      40,004       23,504       63,508
         Overhead                         24,392       20,297       44,689
       --------------------------- ---------------------------------------

     /1/Full-time equivalent

      ScottishPower and Manweb each hold a PES license allowing each company to undertake electricity distribution activities within its authorized area. The income derived from the distribution business is dependent on changes in the demand for electricity by customers in the franchise area. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by customers, weather conditions and energy efficiency measures. The following tables set out, by customer type, the levels of electricity distributed in GWh over ScottishPower and Manweb's distribution systems during the five most recent fiscal years.

      Table 1.6 Total Units Distributed in ScottishPower's Franchise Area
      (GWh)

       Fiscal
       Year     Residential    %  Commercial    %  Industrial    %  Other   %   Total
      -------------------------------------------------------------------------------
       1995           8,023 38.6%      5,495 26.4%      6,524 31.4%   736 3.6% 20,778
       1996           8,076 38.1%      5,558 26.3%      6,765 31.9%   782 3.7% 21,181
       1997           8,194 37.8%      5,758 26.6%      6,983 32.2%   751 3.4% 21,686
       1998           8,048 37.1%      5,809 26.8%      7,103 32.7%   752 3.4% 21,712
       1999           8,345 37.3%      6,041 27.0%      7,217 32.3%   765 3.4% 22,368
      -------------------------------------------------------------------------------

      Table 1.7 Total Units Distributed in Manweb's Franchise Area (GWh)

       Fiscal
       Year     Residential    %  Commercial    %  Industrial    %  Other   %   Total
      -------------------------------------------------------------------------------
       1995           4,825 26.1%      3,331 18.0%      9,921 53.7%   408 2.2% 18,485
       1996           4,889 26.4%      3,520 19.0%      9,689 52.3%   421 2.3% 18,519
       1997           4,930 26.8%      3,594 19.5%      9,476 51.4%   417 2.3% 18,417
       1998           4,916 26.5%      3,640 19.7%      9,536 51.5%   430 2.3% 18,522
       1999           5,037 29.1%      3,852 22.2%      8,018 46.3%   417 2.4% 17,324
      -------------------------------------------------------------------------------

18                                                  ScottishPower Form 20-F 1999

      The group is committed to providing its customers with an electricity supply which is safe and reliable. Both ScottishPower and Manweb are fully compliant with the EU standards for safe and reliable electricity set forth in the European Standard EN50169 entitled "Voltage Characteristics of Electricity Supplied by Public Distribution Systems".

      In 1995, the Office of Electricity Regulation ("OFFER") made the provision of customer connections to the electrical network competitive. This change, together with similar actions by the Office of Gas Supply and the Office of Telecommunications, has provided an opportunity for the group to provide multi-utility connections, a development which provides benefits both to the group and to customers. The group has now developed fully integrated, cost effective packages, providing solutions for inward investors and property developers. Thus, the group has unrivalled expertise in delivering multi-utility projects ranging from large scale industrial sites to multi-unit commercial and housing developments.

      In late December 1998 and early January 1999, the group's network in Scotland sustained damage due to very severe weather conditions, causing interruptions to supply. ScottishPower is implementing measures to further improve its ability to deal with such incidents and is contributing to a review by OFFER of electricity companies' responses to the bad weather.

      Energy Supply
      The group's Energy Supply business ("Energy Supply") is responsible for the sales and marketing of electricity, gas and related products to customers within ScottishPower's and Manweb's respective home areas and to the competitive market throughout the rest of Great Britain. At the end of fiscal 1999, Energy Supply had 3.2 million electricity customers in Great Britain and an overall market share of 12%.

      Energy Supply's strategy is to defend the existing markets, build the energy customer base, and add value from an extended range of products and services--all underpinned by high-quality, low-cost service. In addition the group will continue to meet the electricity supply and service obligations of Scottish Power and Manweb under their respective PES licenses. The tables below set forth the relative proportion of units of electricity supplied by ScottishPower and Manweb to their residential, commercial and industrial customers over the five most recent fiscal years.

      Table 1.8 Total Units Supplied By ScottishPower (GWh)/1/

       Fiscal
       Year     Residential    %  Commercial    %  Industrial    %  Other   %   Total
      -------------------------------------------------------------------------------
       1995           8,023 37.7%      5,672 26.6%      6,718 31.6%   877 4.1% 21,290
       1996           8,076 36.8%      5,691 25.9%      7,053 32.1% 1,132 5.2% 21,952
       1997           8,194 35.8%      6,610 28.9%      7,200 31.4%   890 3.9% 22,894
       1998           7,975 33.4%      6,919 28.9%      8,245 34.5%   761 3.2% 23,900
       1999           8,319 35.3%      6,351 26.9%      8,170 34.6%   755 3.2% 23,595
      -------------------------------------------------------------------------------

      Table 1.9 Total Units Supplied By Manweb (GWh)/2/

       Fiscal
       Year     Residential    %  Commercial    %  Industrial    %  Other   %   Total
      -------------------------------------------------------------------------------
       1995           4,825 42.1%      3,020 26.4%      3,201 28.0%   403 3.5% 11,449
       1996           4,889 46.8%      2,997 28.7%      2,142 20.5%   412 4.0% 10,440
       1997           4,930 50.3%      2,908 29.7%      1,552 15.8%   408 4.2%  9,798
       1998           4,916 55.1%      2,435 27.3%      1,133 12.7%   433 4.9%  8,917
       1999           4,999 62.1%      2,229 27.7%        437  5.5%   380 4.7%  8,045
      -------------------------------------------------------------------------------

     /1/Covers both first tier (franchise and non-franchise) markets in ScottishPower's service territory and second tier sales outside ScottishPower's service territory.
     /2/The reduction in Manweb figures in 1997 is attributable to the continuing combination of the ScottishPower and Manweb sales force which led to all new second tier customers contracting with ScottishPower.

ScottishPower Form 20-F 1999                                                  19

      Electricity Trading
      Electricity trading, within the Energy Trading Center, secures competitive advantage for the group through being an informed trader optimizing its position across the electricity value chain and continuously evaluating and managing trading risk exposure. The risks identified in electricity trading generally relate to price volatility arising in the Pool market in England and Wales and the group's overall exposure as a net generator (seller) or net supplier (purchaser) of electricity which can (and does) vary over time. Such net exposure can be managed through trading in contracts for differences with willing parties such as other generators, suppliers or intermediaries. As an external member of the Pool of England and Wales since 1990, ScottishPower has traded principally as an exporter (generator), in that energy market.

      Electricity Markets
      Energy Supply purchases electricity from a range of sources, including the group's generation business, for sale to customers both within its home areas and outside them. Until September 1998, only public electricity suppliers were entitled to supply customers in their franchise areas (now home areas) with demand less than 100 kW. From September 1998 to May 1999, the franchise areas of all public electricity suppliers were opened to competition on a phased basis, with the result that electricity suppliers holding second tier licenses, including ScottishPower and Manweb, are able to supply electricity to all customers in the franchise area of a public electricity supplier. Large industrial or commercial customers with demand above that threshold have been and continue to be able to seek supply from other electricity suppliers holding a "second tier" license. ScottishPower's and Manweb's respective franchises were opened to competition in three phases, commencing in September 1998 and running through to February 1999. Since September 1998, the strategic focus of the energy supply business has been defense of its existing markets, particularly domestic and small business customers in the ScottishPower and Manweb areas, while exploiting the opportunity to expand its customer base outside these regional boundaries. As at March 31, 1999, the energy supply business had retained 96% of domestic customers in the ScottishPower area and 94% in Manweb. The business had also signed up 190,000 electricity contracts outside those home areas.

      In the highly competitive industrial and commercial energy market the group has sought to defend market share and has retained 76% of these volumes in the ScottishPower area. In Manweb, which comprises some of the largest industrial electricity users in the country, the group has retained a 27% share of these volumes. Outside the group's home areas, the group currently supplies around 1,750 GWh of electricity.

      As the industrial and commercial energy market has become increasingly commoditised, the group has continued to develop a presence in the growing energy services marketplace, focusing mainly on larger businesses. This involves the outsourcing of energy and utility related services for on-site generating plant, boiler and steam raising plant and other energy efficient applications.

      Gas Markets
      The group has a growing gas supply business, which exploits the synergies with the generation business and allows value to be created by profiling gas between supply and generation. The domestic gas supply market has been open to full competition (i.e., extended to premises with consumption under 2,500 therms per annum) since late May 1998. The group has now established itself as one of the leading challengers to Centrica plc (British Gas Trading) in this market, having already acquired a total of 760,000 domestic contracts at the end of fiscal 1999, approximately 4.0% of the total U.K. gas supply market.

      In the business market, the group has continued to grow, supplying gas representing approximately 220 million therms per annum to 23,215 sites across the U.K.

      Domestic Energy Contracts
      Fiscal 1999 was a very challenging one for the group's energy businesses as the residential electricity supply market was opened to competition. At March 31, 1999, new domestic energy contracts secured since, in the case of gas, the second phase of competition in April 1997 and, in the case of electricity, the introduction of competition in September 1998, totaled 950,000 (760,000 gas and 190,000 new electricity contracts). The group's focus is on securing "dual fuel" electricity and gas customers and to date the group has more than 317,000 dual fuel energy contracts signed. The group's progress has been achieved in spite of intense competition. Electricity customers

20                                                  ScottishPower Form 20-F 1999
      registered to leave the group at March 31, 1999 were 147,000, representing 5% of customers in ScottishPower's and Manweb's home areas.

      The group will continue to seek to win further new customers. Attracting new customers leads to initial costs in sales and marketing, information systems and new procedures. However, ScottishPower believes that this investment should contribute to earnings in the medium to longer term.

      Customer Service
      ScottishPower has taken steps to improve all aspects of its customer service within the energy businesses in preparation for full competition in the domestic electricity supply market, and intends to continue to treat improving customer service as a priority over the next year. The businesses' customer service guaranteed standards were maintained in the year ended March 31, 1999 at the high level set in the previous year, with over 99.99% of all electricity services provided currently matching or exceeding regulatory standards.

      All service requirements in Scotland are met by a customer service call center, employing modern communications and information technology, offering a comprehensive service to customers, including 24 hour faults and emergency support. In Manweb's home area the group has focused its activities on improving customer service through the provision of two regional call centers and a business call center. The group has also established a gas call center in Warrington servicing domestic and small business customers.

      The performance of ScottishPower and Manweb in the area of Guaranteed Standards failures over the last seven years as reported to OFFER is shown below.

      [The following is a description of the information that appears in the bar charts.

      Scottish Power-Guaranteed Standards          Manweb - Guaranteed
      Failures                                      Standards Failure

                1992/93   -  1673                     1992/93 - 1071
                1993/94   -  1051                     1993/94 -  253
                1994/95   -   249                     1994/95 -  181
                1995/96   -   145                     1995/96 -  242
                1996/97   -   150                     1996/97 -   81
                1997/98   -   117                     1997/98 -   62
                1998/99   -    89                     1998/99 -   40]

      Domestic gas suppliers faced increases in complaints during the period of market liberalization. The most common complaints to the Gas Consumers' Council have concerned the change of supplier process and sales and marketing activity. ScottishPower received 2,285 OFGAS and Gas Consumer Council complaints during fiscal 1999, which equates to less than 1% of the customer accounts won during the year. ScottishPower's performance in terms of user complaints was considerably better than that experienced by some other market entrants.

      ScottishPower is responding to competition by reducing operating costs and improving customer service. Underlying operating costs within ScottishPower's home area have declined by an average of 10% per annum over the last three years. ScottishPower has achieved these reductions by consolidating customer service operations from nine regional offices into one Customer Service Call Center; introducing new customer systems to streamline processes and remove unnecessary manual effort; introducing more flexible working practices which enabled services to be expanded at minimum cost. These initiatives have enabled ScottishPower to match its resources to work profile more efficiently and to remove "back office" costs. In addition, following the Manweb acquisition in 1995, the group has continued to exploit opportunities for synergy savings in common or shared supply functions.

      Southern Water

      Structure of the Water Industry in the United Kingdom
      Prior to privatization of the water industry, the provision of water supply and wastewater services in England and Wales was split between twenty-nine statutory water companies, each incorporated by separate Acts of Parliament

ScottishPower Form 20-F 1999                                                  21
      which could only supply water, and ten water authorities established under the Water Act 1973 which could provide both water and wastewater services. Pursuant to the Water Act 1989 (the "WA 1989"), the functions of each water authority relating to water supply (except in areas where those functions were carried out through statutory water companies) and the provision of wastewater services were transferred on September 1, 1989 to a Water and Sewerage Company (a "WaSC"). At privatization, certain of the water authorities' other functions, including pollution control, water resource management, fisheries, flood protection and alleviation and land drainage were transferred to the National Rivers Authority (the "NRA"). See "Environmental Regulation--Water" for further discussion.

      The relevant provisions of the WA 1989 were consolidated with other functional legislative provisions into the Water Industry Act of 1991 ("WIA 1991"). This provides that each company engaged in public water supply or wastewater services must be licensed by the Secretary of State for the Environment or by the Director General of Water Services (the "DGWS"), in accordance with a general authorization given by the Secretary of State for the Environment. See "Regulation of the Water Industry".

      Southern Water was acquired by ScottishPower on August 6, 1996. At the time of its acquisition, Southern Water consisted of the holding company, an appointed WaSC (Southern Water Services), and a diverse portfolio of 20 other businesses.

      Region
      The region in which Southern Water operates occupies an area of approximately 10,450 square kilometers in the counties of Kent, East and West Sussex, Hampshire and the Isle of Wight and small parts of Wiltshire, Berkshire and Surrey. The region's coastline stretches from Swanscombe on the Thames Estuary to just beyond the Solent at Barton on Sea, including the Isle of Wight. The region has an estimated population of approximately 4.2 million. Around half of the resident population of the region live in urban areas spread along the coastline and around major estuaries. Approximately one fifth live in predominantly inland urban areas and the remainder inhabit predominantly rural areas. The portion of the region to which Southern Water supplies water covers a total area of some 4,450 square kilometers, contains approximately 1.0 million premises and has a resident population of some 2.2 million people. Local water companies supply the rest of the region's water requirements. Southern Water provides wastewater services to virtually all of the region, collecting sewage from around 1.7 million premises.

      Water Supply Business
      Southern Water supplies on average 600 million liters of water per day which is distributed through 13,300 kilometers of water main. Southern Water's 104 water treatment works treat water from 132 water sources in the region with 70% of water supplied coming from underground sources. Water is pumped through the water mains by 413 pumping stations. Southern Water is also responsible for the operation and maintenance of four impounding reservoirs which have a total storage capacity of 42,390 million liters.

      Water put into supply exhibits a pronounced seasonal variation between summer and winter. Typically the peak seven day demand in the summer is up to 40% higher than the annual average and stems from increased residential usage and the influx of tourists to resort towns along the south coast and on the Isle of Wight.

      The bulk of Southern Water's underground sources are located in chalk, with a small number of abstractions being made from sandstone aquifers. The water is of high quality and receives various forms of treatment appropriate to each source. These provide reductions in the level of pesticides, iron and manganese; the reduction of plumbosolvency; and in all cases protection against bacteria throughout the distribution system to the point of use at the customers' taps by a residual level of chlorine. A single source has treatment to reduce the amount of nitrates, which is kept elsewhere within acceptable limits by blending output from various sources where necessary.

      The smaller proportion of water from rivers and reservoirs has a more complex form of treatment. In addition to the processes used for underground supplies, clarification and filtration processes provide a similar high quality drinking water. Again, in all cases disinfection is maintained by a residual level of chlorine.

      Southern Water has 13,300 kilometers of water main. In order to minimize the loss of water through leakage, a leakage control initiative was introduced following privatization in 1989 and has reduced water loss by 144 million

22                                                  ScottishPower Form 20-F 1999
      liters per day. Since privatization Southern Water has one of the best records with respect to water supply leakage among the WaSCs. Losses through leaks in its distribution system stand at 11.2% in fiscal 1999 compared to 26% just before the time of privatization, with a target to achieve 11.0% by the year 2000.

      Southern Water monitors water quality through a program in which samples are analyzed regularly for both microbiological and chemical parameters. In 1998, 99.82% of water sampled passed the EU performance criteria.

      Wastewater Business
      Southern Water has 392 wastewater treatment works ("WTWs") which treat sewage pumped through 20,700 kilometers of sewer by 1,975 pumping stations. WTWs provide various treatment types as follows: primary, enhanced primary, secondary biological and tertiary. In addition, as part of the treatment process to meet current bathing water standards, Southern Water has 24 long sea outfalls around the coastline of its region.

      Under the Water Resources Act 1991, WTWs are granted consent by the Environment Agency (the "EA") to discharge sewage effluent to controlled waters. The conditions attached to each consent can cover quality, quantity and operational parameters as laid down in the "Standard Clauses" of the Discharge Consents Manual issued by the EA. The basis of the EA's policy is to maintain and improve water quality and the aquatic environment.

      In addition to the residential population, the businesses in Southern Water's region discharge industrial effluent having the equivalent strength of an additional population of about 486,000.

      The disposal of sludge produced by WTWs is strictly controlled. Disposal to landfill is becoming restricted due to the lack of available local sites. In addition, all sludge disposed in this way is subject to a Landfill Tax. Disposal at sea ceased by December 1998. It is intended that the majority of the sludge produced at Southern Water's WTWs will be further processed to produce a soil conditioner which can be recycled and sold to the agricultural industry and any remaining amount will be incinerated. The recycling of treated sludge to agricultural land is controlled by an EU directive while incineration is controlled by licenses issued by the EA. The sludge produced by Southern Water's WTWs amounts to 77,500 tonnes of dry solids per year.

      In the 1999 bathing season, under the EU Bathing Water Directive, the EA is testing 79 beaches in the Southern Water region. Under the directive, the EA takes at least 20 samples during the bathing water season (May 1 to September 30) at each identified bathing beach and compliance is assessed on the basis of tests for bacteria. Additional tests are carried out for 19 physicochemical parameters in addition to the bacterial test and on two occasions during each season the bathing water is tested for the presence or absence of enteroviruses. Results may be published and posted by district councils on the beaches concerned. In the 1998 bathing season, only 2 beaches out of 77 failed the compliance tests. Capital schemes are in progress to reduce the likelihood of failures in future years.

      Table 1.10 below sets forth key information with respect to the Southern Water's activities in fiscal 1999.

                                                      Southern Water
      --------------------------------------------------------------
       Franchise area (km/2/)                                 10,450
       Water supply services                      1 million premises
                                                  2.2 million people
       Water supply                       588 million liters per day
       Water main (km)                                        13,300
       Reservoir storage capacity              42,390 million liters
       Wastewater treatment works                                392
       Wastewater treatment services            1.7 million premises
                                                  4.2 million people
       Wastewater treated               1,300 million liters per day
       Capital expenditure fiscal 1999           (Pounds)347 million

ScottishPower Form 20-F 1999                                                  23

      Business Objectives
      Following the acquisition, a new business strategy has been developed based on maximizing value for ScottishPower shareholders. Under this new strategy, the group is seeking to radically remodel Southern Water into one of the U.K.'s most efficient water and wastewater companies. This has involved shifting the focus firmly back to the core business where the group's key utilities skills of asset management, customer service and regulatory management are being exploited to deliver enhanced value. Non-strategic businesses have been sold and business processes have been substantially simplified by absorbing certain key activities from the enterprise businesses back into an expanded core business. At the same time, head office functions have been rationalized, with group functions being transferred to Scotland. Southern Water contributed more than (Pounds)21 million of additional operating profit, mainly from increased revenues and continued cost savings of (Pounds)10 million delivered by the acquisition transition plan during fiscal 1999.

      The business strategy is also aimed at building a proactive and co-operative relationship with the Office of Water Services ("OFWAT"), including the development of an output driven capital program which delivers all of the obligations included in fiscal 1996 to fiscal 2000 price determination period at a reduced cost from the agreed funding level granted by OFWAT. The delivery of obligations at lower cost than assumed in the price determination will generate efficiencies that will initially add shareholder value and ultimately result in a more cost-efficient service to customers.

      Investment Program
      In common with other WaSCs, Southern Water is faced with a substantial investment program for the period for 1996 to 2000, estimated to be of some (Pounds)1.0 billion. This program is largely driven by the EU Bathing Water Directive, the Urban Waste Water Treatment Directive ("UWWTD"), a sludge strategy to deal with cessation of dumping at sea, the increase in the volume of sludge due to the UWWTD and the expectation of more stringent environmental constraints relating to sludge disposal on land.

      The program is dominated by the construction of 24 new WTWs as required by the EU Directives. In addition, there are required regulations set by OFWAT, the Drinking Water Inspectorate and the EA to maintain and improve the security and quality of service provided. These outputs include projects to address:

      . above and below ground asset maintenance;

      . water resources and security of water supply;

      . reduced leakage and improved water pressure;

      . drinking water quality;

      . removal of flooding risk; and

      . avoidance of storm overflows on combined sewers.

      Southern Water was granted implicit funding in the price determination via an allowed annual rate of return on the OFWAT estimate of investment of (Pounds)1.0 billion. Southern Water's investment program has therefore essentially been "funded" upfront. A key aspect of the group's business strategy is to seek to deliver all of the required regulatory outputs of the capital program as efficiently as possible.

      ScottishTelecom
      ScottishPower Telecommunications Limited ("ScottishTelecom"), a subsidiary of ScottishPower, provides competitive communication services. Organic growth, coupled with a focused acquisitions policy, has positioned ScottishTelecom strongly across the breadth of the communication business since its launch in 1994.

      ScottishTelecom now provides, under innovative tariff packages, a wide portfolio of communication services ranging from fixed voice, data and mobile telephony services to call center services, on-line information and Internet access.

      In February 1998 ScottishTelecom acquired Pinnacle Cellular and it acquired Demon Internet for (Pounds)66 million on May 1, 1998. ScottishTelecom's "Scotland On-Line" and "Prestel" operations combined with Demon Internet now have in excess of 275,000 customers.

24                                                  ScottishPower Form 20-F 1999

      The business moved into operating profit during fiscal 1998 and contributed (Pounds)10.3 million to the group's audited consolidated operating profits for fiscal year 1999. ScottishTelecom's current share of the overall Scottish telecommunications market in which it operates is still relatively small, but is increasing. The ScottishPower Board believes that revenue growth will come from carrying Demon Internet telecoms traffic following the installation of a network switch and supporting infrastructure which was completed at the beginning of February 1999.

      The development of the group has caused the Directors to review the future of ScottishTelecom. ScottishPower is currently evaluating the strategy of ScottishTelecom and the options available to maximize shareholder value from its investment in this business, in what is a rapidly changing and developing sector. This assessment includes a review of the services provided by ScottishTelecom, its funding needs and any consequential restructuring. The Directors expect to reach a decision during the year.

      Other Businesses

      Electrical Retailing
      ScottishPower's electrical retailing business sells electrical products through a chain of 183 outlets throughout the U.K. In addition to retail sales, the group's electrical retailing business provides servicing and repair facilities and delivery and connection facilities.

      ScottishPower's electrical retailing business is the third largest specialist retailer of electrical appliances in the U.K. It now has 5.5% of the U.K. 'white goods' market and 4.0% of the U.K. "brown goods' market. Electrical white goods (including cookers, washing machines, refrigerators and small residential appliances) account for approximately 60% of total appliance sales. Brown goods (including televisions, stereo equipment, computers and camcorders) account for approximately 40% of appliance sales.

      The business has continued to gain market share through incrementally increasing the number of new stores and organic growth from existing stores. During fiscal 1999 it opened 10 new superstores, increasing selling space by 76,289 square feet.

      Contracting Services
      The group's contracting services business specializes in niche markets, including the installation and maintenance of high voltage equipment, residential heating (electrical and gas installations), street lighting, security and fire alarms, residential telephone connections, appliance and installation inspection and pre-planned maintenance, as well as instrumentation, mechanical and project management along with property and facilities management.

      Technology
      The group's Technology business combines a number of groups which specialize in different areas of engineering consultancy and science, including mechanical, electrical, civil engineering and environmental sciences. The range of work undertaken by the business is expansive and includes most categories of engineering consultancy from design and construction of buildings, plant and components, to the development of sophisticated control systems and monitoring devices.

      In addition to supporting ScottishPower's operational activities, the Technology business is closely involved in ScottishPower's capital investment program in its power stations, in the design and project management of new generation schemes such as combined cycle gas turbine plant and wind farms. The business also plays an important role in the refurbishment of the group's electrical retailing stores and the development of the telecommunications infrastructure.

      Information Systems
      The Information Systems Division is heavily involved in helping the group's other businesses prepare for energy supply liberalization. In fiscal 1999, expenditure on systems development throughout the group was (Pounds)51 million.

      The group has already made substantial progress towards achieving Year 2000 compliance, investing (Pounds)20 million in fiscal 1999. In addition, it has achieved the IBM "e-business mark', a fast developing standard for electronic commerce.

ScottishPower Form 20-F 1999                                                  25

      Year 2000
      Potential computer problems associated with the Year 2000 date change are an issue for users of computer systems throughout the world, including systems with embedded chips. ScottishPower is dependent on its own systems and on those of its key suppliers and customers. The Directors do not believe that ScottishPower faces greater risks from Year 2000 issues than other comparable utility companies in the U.K.

      ScottishPower established its group-wide Year 2000 program in 1997 to seek to manage the effects that Year 2000 issues may have on the group's operations. The methodology used builds on practices developed in conjunction with several user groups, including the Electricity Association (the trade association for electricity), U.K. Y2K Interest Group (the largest Year 2000 self-help group in the U.K.) and IMPACT (a confederation of many of the Top 100 companies in the U.K.). The scope of ScottishPower's program covers all aspects of the group's business.

      ScottishPower's approach concentrates on three main areas which are as follows:

      . working on and testing its own internal systems through gathering inventory, assessing criticality, prioritization and planning, testing and remediation;

      . understanding the Year 2000 readiness of its suppliers and major customers; and

      . modifying and developing contingency processes to reduce residual risk.

      The program focuses on IT systems, both corporate and desktop, non-IT systems (embedded chip systems) including process monitoring and control, business processes and business partners. ScottishPower is currently reviewing contingency plans, operational procedures, staffing issues and "worst case" scenarios. A Millenium Operating Regime is being implemented, and is particularly aimed at enhancing the group's state of readiness for the rollover period.

      Within each of ScottishPower's businesses, the Directors believe that scheduled remediation projects on the group's systems are well advanced with 89% of all critical projects substantially complete. The group is finalizing compliance work on its systems, and this work is planned to be completed well in advance of the end of 1999.

      ScottishPower's systems and operations are also dependent on products and services provided by others. Since autumn 1997, all orders and contracts placed by ScottishPower have included a Year 2000 clause requiring compliance to the BSI standard PD2000-1. As part of the supply chain management work undertaken, ScottishPower is assessing critical suppliers and customers for their Year 2000 compliance. The group has made an initial assessment of all its critical suppliers and will continue to monitor all of them during 1999. Interdependencies with other utilities are being reviewed through the U.K. Y2K Utilities Forum and other forums and one-to-one meetings. All other suppliers are being treated in accordance to the group's reliance on them. Where appropriate, alternative suppliers may be appointed.

      ScottishPower's Year 2000 program has been carried out using internal resources where possible, supplier resources where appropriate and specialist contractors where considered necessary. As at March 31, 1999, the group has already spent approximately (Pounds)22 million on its Year 2000 program. The Directors estimate, based on the group's best estimates and, where appropriate, advice from specialist contractors, that the total cost to ScottishPower of the Year 2000 program will be approximately (Pounds)30 million. This does not include the cost of certain capital investment programs which are being accelerated in order to seek to resolve the Year 2000 issues.

      The Directors believe that the group's work on its own systems and equipment and review of critical suppliers means that the group is taking all reasonable steps to minimize the risks associated with Year 2000 issues. Based on the current state of knowledge on managing Year 2000 issues and the Directors' best estimates, the Directors believe that, because of the anticipated short-term nature of any potential interruptions, it is unlikely that Year 2000 issues will have a material impact on the group's financial condition or operations. However, there can be no assurance that the steps taken by the group will successfully minimize vulnerabilities of its software and systems, or those of its suppliers, to the problems associated with the transition to the Year 2000, that disruptions to the group's business will not occur or that the costs associated with the advent of the Year 2000 will not be greater than anticipated.

26                                                  ScottishPower Form 20-F 1999

      Regulation of the Electricity Industry

      Introduction
      The U.K. electricity industry is regulated under the provisions of the Electricity Act 1989. The Electricity Act provided for the basis of the restructuring of the electricity supply industry ("ESI") in England and Wales and in Scotland in 1990, including the introduction of price regulation for transmission and distribution and competition in supply and generation.

      Regulation of the ESI
      The Electricity Act provides for the appointment of the DGES by the Secretary of State for Trade and Industry. The DGES holds office for renewable periods of five years and is the head of OFFER and its staff of administrators, economists and accountants.

      Under the Electricity Act, the Secretary of State and the DGES are required to exercise their respective functions in the manner best calculated to achieve various objectives including securing that all reasonable demands for electricity are satisfied; securing that license holders are able to finance the carrying on of the activities for which they are authorized by their licenses; and promoting competition in the generation and supply of electricity. Subject to these duties, the Secretary of State and the DGES have a number of other duties, including protecting the interests of consumers of electricity.

      The DGES exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the generation, transmission, distribution or supply of electricity under the Fair Trading Act 1973 and certain functions relating to anti-competitive conduct under the Competition Act 1980. Under the Competition Act 1998, the DGES will continue to exercise functions concurrently with the Director General of Fair Trading.

      The Licensing Regime
      The Electricity Act prohibits the generation, transmission or supply of electricity to any premises unless authorized by a license or exemption. Licenses are granted for generation, transmission, public electricity supply by a PES and second tier supply.

      Under the electricity regime, England and Wales is divided into 12 PES franchise areas, and Scotland into two additional PES franchise areas, for the purposes of electricity supply and distribution.

      Each of the 14 PES licenses permits its holder to supply electricity to any premises within its authorized franchise area (first-tier license). Electricity suppliers which are not the PES license holder for that franchise area are known as second-tier suppliers and have second-tier supply licenses (second-tier license).

      Each PES licensee distributes electricity for second tier suppliers whose customers are within that PES licensee's authorized area, as well as for its own supply business. Charges for distribution are made to the PES licensee's own supply businesses or to second-tier suppliers as appropriate. Each PES license prohibits discrimination between its own supply business and other users of its distribution system.

      Each PES licensee is required, among other duties, to develop and maintain an efficient, coordinated and economical system of electricity and supply and to offer terms for connection to, and use of its distribution system on a non-discriminatory basis; in particular, a PES licensee may not discriminate in favor of its own first- or second-tier supply businesses.

      Each PES license requires the PES licensee to plan and develop its distribution system to a standard not less than that previously applicable within the nationalized electricity supply industry and to report annually to the DGES giving details of the performance of the licensee in maintaining distribution security and availability and quality of service during the previous financial year.

ScottishPower Form 20-F 1999                                                  27

      ScottishPower is licensed under the Electricity Act to generate electricity, transmit electricity within its authorized transmission area and distribute and supply electricity within its authorized supply area. This license (a "Composite License") regulates each of its generation, transmission, distribution and supply businesses and certain other related aspects of its activities. In addition, it has second-tier licenses which authorize it to supply electricity to customers located outside its authorized supply area.

      Manweb is licensed under the Electricity Act to distribute and supply electricity within its authorized supply area pursuant to its PES license. Manweb also holds three second tier licenses which authorize it to supply electricity to users located in the authorized areas of other PESs, in England and Wales, Scotland and Northern Ireland respectively.

      Prior to September 1998, PESs were the only suppliers authorized to supply electricity to franchise customers (being customers with a maximum demand of less than 0.1 MW) in their respective authorized areas. Starting from September 1998, each PES was, at the direction of the DGES, to open its franchise area progressively to competition from other suppliers holding second tier licenses. The scope of the second tier licenses was extended correspondingly at the direction of the DGES. This process was completed in May 1999.

      In addition, in order for a second tier license holder to supply a "designated customer" (being a domestic customer or a customer requiring less than 12,000 kWh per year) in the authorized area of a PES, the second tier license holder must issue a designated supply notice to OFFER, and have its codes of practice (statements of intent about how the supplier will interact with customers) approved by OFFER.

      Modification of Licenses
      The DGES is responsible for monitoring compliance with the conditions of licenses and, where necessary, enforcing them through procedures laid down in the Electricity Act. License conditions may be modified, either in accordance with the terms of the relevant licenses or in accordance with the procedures laid down in the Electricity Act.

      Under the Electricity Act, the DGES may modify a license condition with the agreement of the license holders after due notice, public consultation and consideration of any representations or objections. In the absence of agreement, the only means by which the DGES can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate and report on whether matters specified in the reference relating to the generation, transmission or supply of electricity in pursuance of a license operate, or may be expected to operate, against the public interest and, if so, whether the adverse public interest effect of those factors could be remedied or prevented by modification of the conditions of the license. In determining whether any particular matter operates, or may be expected to operate, against the public interest, the Competition Commission is to have regard to the matters in relation to which duties are imposed on the Secretary of State and the DGES.

      If there is an adverse finding, the Competition Commission's report will state whether any adverse effects on the public interest could be remedied or prevented by modification of the license conditions. If the Competition Commission so concludes, the DGES must then make such modifications to the license as appear to him requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Secretary of State has the power to veto any modification reference.

      Modifications to license conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or, until March 2000, a reference under the Competition Act 1980. At that date, the relevant provisions of the Competition Act 1980 will be repealed by the Competition Act 1998.

      ScottishPower's acquisition of Manweb in 1995 and Southern Water in 1996 involved ScottishPower giving assurances to the Secretary of State to modify Manweb's PES license and ScottishPower's Composite License (and Southern Water Services' Water Appointment). These modifications are discussed in more detail below. See "Principal Conditions of ScottishPower's Composite License and Manweb's PES License" and "Principal Conditions of Southern Water Services' Appointment".

28                                                  ScottishPower Form 20-F 1999

      Term and Revocation of Licenses
      ScottishPower's Composite License continues until terminated by not less than 25 years' notice given by the Secretary of State on or after March 31, 2000. Manweb's PES license also continues until terminated by not less than 25 years' notice given by the Secretary of State on or after March 31, 2000.

      ScottishPower's and Manweb's second-tier licenses in relation to second-tier supply in England and Wales continue until terminated by not less than 25 years' notice given by the Secretary of State for Trade and Industry on or after November 19, 2000, and April 1, 2001, respectively. ScottishPower's second-tier license in relation to what was formerly Scottish Hydro-Electric plc's authorized supply area continues until terminated by not less than 25 years' notice given by the Secretary of State for Trade and Industry on or after March 31, 2000. Manweb's second-tier license in relation to Scotland continues until terminated by not less than 25 years' notice given by the Secretary of State for Trade and Industry on or after July 1, 2004.

      Licenses under the Electricity Act may be revoked in certain circumstances specified in the licenses, such as the insolvency of the licensee or the licensee's failure to comply with an enforcement order made by the DGES. In addition, the Secretary of State for Trade and Industry may revoke each of ScottishPower's generation, transmission and PES licenses if ScottishPower ceases to carry on the activities authorized by the respective license.


      Principal Conditions of ScottishPower's Composite License and Manweb's PES License
      ScottishPower's Composite License and Manweb's PES License require ScottishPower and Manweb respectively to prepare and publish separate accounts, including on a current cost accounting basis, for each of ScottishPower's generation, transmission, distribution and supply businesses (first and second tier and wholesaling business) and Manweb's distribution and supply businesses.

      It is a further license requirement that none of ScottishPower's nor Manweb's businesses gives any cross-subsidy to, or receives any cross-subsidy from, any of ScottishPower's or Manweb's other businesses, whether regulated by the Composite License or not.

      A number of Composite License and PES License conditions require ScottishPower and Manweb, respectively, to be party to certain agreements or codes which affect their operational activities, for example, the Grid Code, which includes provisions governing the technical aspects of connections to, and the operation of, the transmission systems. Each PES licensee must also draw up, implement and comply with a Distribution Code, which interacts with the Grid Code and specifies technical requirements for connection to, and the operation and use of, its distribution system, and Codes of Practice on customer relations, which require the approval of the DGES. There are also Electricity Supply Regulations and certain performance standards determined by the DGES which must be complied with.

      The modifications made upon the acquisition of Manweb were designed to address the fact that, as a result of the acquisition, Manweb became a subsidiary of ScottishPower. Broadly, the modifications were designed to ring-fence Manweb's regulated businesses (distribution, supply and second-tier supply) from its non-regulated businesses and from ScottishPower's other businesses, to impose certain information reporting requirements on Manweb and ScottishPower to assist the DGES in his ability to carry out his regulatory functions and to address the fact that ScottishPower and Manweb are both electricity companies.

      As a condition for regulatory clearance of ScottishPower's acquisition of Southern Water, ScottishPower gave assurances to the Secretary of State that it would not operate any new business which is not regulated under the Electricity Act and whose annual turnover accounts for more than 5% of ScottishPower's aggregate annual turnover excluding all subsidiaries, other than as subsidiary company; ensure that ScottishPower had sufficient management and financial resources to fulfill its obligations to enable the introduction of competition in supply for all customers in its authorized area; and agree to appropriate modifications to Southern Water's license. These are discussed in more detail below--see "Principal Conditions of Southern Water Services' Appointment".

ScottishPower Form 20-F 1999                                                  29

      Price Controls
      The primary objective of the regulation of the U.K. electricity industry is the promotion of competition wherever possible while ensuring that demand can be met and companies are able to finance their regulated activities. However, it is recognized that the development of competitive markets is not appropriate in some areas (such as in the transmission and distribution of electricity) and that in other areas it will take time to develop (as in the supply of electricity). In these areas regulatory controls are deemed necessary to protect customers in a monopoly market (by determining inflation limited price caps) and to encourage efficiency.

      ScottishPower and Manweb's businesses are subject to a number of price controls which take the form of a maximum price which can be charged (price cap). This price cap restricts the average amount charged for a bundle of services. Since 1995 regulation has tended to restrict price increases to customers to levels below the increase in the retail price index through a formula expressed as RPI-X.

      The rationale behind the use of the RPI-X formula is that companies are motivated, during the period of the price control, to maximize efficiencies knowing that they can retain any element of overperformance for their shareholders. The price caps are expressed in terms of an RPI minus X constraint on charges, where RPI represents the annual percentage change in the U.K.'s retail price index, and X may be any number determined by the DGES. The X factor is used to reflect expected efficiency gains and investment requirements. For example, where RPI is running at 3% and X is 2%, a company would be able to increase the average charge for a bundle of services by 1%. Since the controls are forward looking and are based on forecasts (e.g., projected electricity sales volumes), correction factors may also be required to adjust tariffs in subsequent years to account for any forecasting errors.

      The DGES from time to time reviews the price cap formulae applicable to the transmission, distribution and supply businesses to ensure that reasonable demands for electricity are satisfied, that license holders are able to finance the carrying on of their licensed activities (including the ability to raise capital at reasonable rates), that competition is promoted in the area of energy supply and that the interests of consumers of electricity are protected.

      ScottishPower and Manweb participate in reviews of price caps applicable to them by submitting to OFFER their view of what reasonable efficiency gains and future investment requirements should be built into the determination of the revised price control.

      As with any modification to license conditions, the DGES must undertake a consultation exercise, inviting comments from PES licensees and third parties, before modifying licenses to incorporate new price controls. As described above under "--The Licensing Regime--Modification of Licenses", license conditions may be modified, either with the consent of the licensee or, in the absence of consent, following a modification reference to the Competition Commission. The Competition Commission is an independent body whose statutory duty is to determine whether the matters specified in a reference to it operate or may be expected to operate, against the public interest, and if so whether the adverse public interest effect of those factors could be remedied or prevented by modification of the conditions of the license. The Competition Commission must have regard to the matters in relating to which duties are imposed on the Secretary of State and the DGES, but will also take evidence from the electricity companies and third parties before reaching its conclusion. If the Competition Commission concludes that adverse effects on the public interest could be remedied or prevented by modification of the license conditions, the DGES must then make such modifications to the license as to appear to him to be requisite to remedy or prevent the adverse effects identified.

      Through participation in, and the submission of evidence to, these price control reviews and, where necessary, through the Competition Commission modification process described above, companies have the opportunity to comment on and seek to influence the final outcome of any price control review.

      ScottishPower Transmission Price Control
      The permitted maximum average charge per unit transmitted calculated under the transmission formula, multiplied by a pre-determined number of units transmitted, including both in area consumption and exports, determines the maximum transmission revenue that ScottishPower is permitted to earn in any financial year from these services.

30                                                  ScottishPower Form 20-F 1999

      In September 1993, the DGES announced a revised transmission price control for ScottishPower, to take effect from April 1, 1994 and to run for five years. The new control left the X factor unchanged at RPI minus 1. The major changes to the initial control were: the inclusion of Interconnector revenue from the link with NGC within the definition of regulated revenue; the use of a predetermined forecast of units transmitted (including units transmitted onto another transmission system) rather than actual numbers transmitted; and the replacement of forecasts of inflation with actual historic values.

      In Spring 1998 ScottishPower agreed with the DGES to a delay of one year in the ScottishPower transmission price review with the new price control taking effect from April 1, 2000. For the interim year, fiscal 2000, transmission revenue will be allowed to increase at the rate of inflation. OFFER is currently reviewing the scope and duration of the transmission price controls for Scotland thereafter and is expected to publish draft proposals for revised price controls in August 1999 and final proposals in November 1999, which will come into effect in April 2000.

      Distribution Price Control
      The maximum distribution revenue is calculated from a formula that is based on customer numbers as well as units distributed. The current value of X for ScottishPower's distribution price control is 2 and will continue at this level until March 31, 2000. Following a reopening by the DGES in March 1995 of the five year price control set for RECs in England and Wales in August 1994 (and due to take effect on April 1, 1995), the DGES imposed a one-off price reduction of 11% for Manweb from April 1, 1996. The value of X from April 1, 1997 to March 31, 2000 was increased in England and Wales to 3.

      OFFER is currently reviewing the distribution price controls for all PESs and is expected to publish draft proposals in August 1999 and final proposals in November 1999, to come into effect in April 2000.

      Supply Price Control
      The value of X for ScottishPower's supply price control from April 1, 1995 to March 31, 1998 was set at 2. The value of X for Manweb's supply price control from April 1, 1994 to March 31, 1998 was also set at 2.

      All customers are now subject to competitive supply, although certain smaller customers remain protected: for a two-year period from April 1998, the supply price control operates as a maximum price restraint on tariff increases for ScottishPower's and Manweb's designated customers.

      The nature and extent of possible restraints from April 1, 2000 are being reviewed at the same time as the distribution price controls. By way of protection of the consumer, PES license conditions prohibit discriminatory, onerous or predatory pricing in areas in which a PES has been determined dominant (currently in the PES's authorized area).

      Future Regulation
      The prices which the group's electricity businesses may charge customers in their respective authorized areas are controlled by a formula which is linked to the U.K. RPI. Reviews of the price controls governing the group's electricity supply activities took effect from April 1, 1998 with a further review from April 1, 2000. Reviews of the price controls governing the group's transmission activities and distribution activities and for the water business will take effect from April 1, 2000. The effect of the current price controls is illustrated under "Effect of Price Controls".

      In March 1998, the HM Government published a Green Paper "A Fair Deal for Consumers-Modernising the Framework for Utility Regulation". In July 1998, the HM Government published a summary of the response to its consultations and in October 1998 it published a further consultation paper which contains specific proposals. The main proposals are:

      . separate licensing of supply and distribution activities of the PESs with the licenses to be held by separate legal entities, though not necessarily in separate ownership; and

ScottishPower Form 20-F 1999                                                  31

      . a new single, primary duty on utility regulators to protect the interests of consumers, wherever possible and appropriate through the promotion of effective competition.

      Further proposals to revise the regulation of the electricity industry were published by the HM Government and the DGES in 1998, the most important of which include the following:

      . the DGES published proposals in July 1998 to reform the trading arrangements in England and Wales along the lines of commodity markets and other energy markets. The DTI published an Energy White Paper in October 1998, supporting the DGES's proposals, and setting out its expectation that wholesale price falls of at least 10% in real terms, and possibly more, can be expected in the medium term. In November 1998 a framework document on implementation of the new trading arrangements was published by the DGES (encompassing the development of a balancing market, a short-term bilateral market and a related settlement system). A Development and Implementation Steering Group has been set up to develop the new trading arrangements with a target implementation date of fall 2000;

      . revision of Scottish trading arrangements from April 2000. OFFER issued a consultation paper on options for future Scottish trading arrangements in December 1998, inviting comments on the creation of either a single trading area in Scotland or unified UK-wide trading arrangements. Further papers are expected to be published in June and August 1999 with final proposals in November 1999; and

      . separation of the supply, distribution, generation and transmission activities of ScottishPower and Scottish & Southern into separate companies. In May 1998, the DGES published a consultation paper on the separation of the distribution and supply activities of PESs to facilitate competition. It also considered the interface between transmission and generation in Scotland. A further consultation paper was published by OFFER in November 1998 proposing alternative scenarios for operational separation. Following examination by consultants of the costs of separation, OFFER published a further paper in May 1999, proposing new arrangements for metering and new obligations on PESs to separate their distribution and supply activities. In addition, the operational separation of transmission from generation in Scotland is being considered as part of the reviews of the transmission price controls and Scottish trading arrangements. A likely outcome will be a requirement for separate licensed businesses within the same group to operate as separate legal entities. Detailed proposals are expected in August 1999.

      The timing of any potential legislation arising from these proposals has not been announced. Until then the group will be actively involved in the consultation process.

      Callum McCarthy has been appointed as combined energy regulator, taking up the post of Director General of Gas Supply in November 1998 and Director General of Electricity Supply in January 1999.

      Regulation of the Water Industry

      Introduction
      The U.K. Water Industry is principally regulated under the provisions of WIA 1991 and the Water Resources Act 1991. WIA 1991 consolidates enactments relating to the supply of water and the provision of wastewater services, including WA 1989 and other enactments. WA 1989 provided for the privatization process itself and set up the post-privatization structure and regulation of the industry.

      WIA 1991
      WA 1989 (now WIA 1991) provided for the appointment by the Secretary of State for the Environment of an industry regulator, the DGWS. The DGWS holds office for renewable periods of five years and is the head of OFWAT and its staff of administrators, economists and accountants. The current DGWS, Ian Byatt, was appointed as the first DGWS on August 1, 1989 and was subsequently re-appointed for a five-year term to run from June 30, 1996 to the end of June, 2000.

      The EA regulates discharges by water companies into rivers and coastal waters and the abstraction of water from rivers and ground water; and the Drinking Water Inspectorate regulates the quality of drinking water in accordance with EU standards.

32                                                  ScottishPower Form 20-F 1999

      Under WIA 1991, the DGWS and the Secretary of State for the Environment must exercise or perform their duties in the manner best calculated to secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out as respects every area of England and Wales; and to ensure that companies holding Appointments are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions.

      These powers and duties are also to be exercised in a manner best calculated to ensure that the interests of the customer in relation to the fixing and the recovery of charges are protected, and in particular to ensure that the interests of customers and potential customers in rural areas are so protected; that no undue preference is shown; and that there is no undue discrimination in the fixing of those charges.

      The DGWS and the Secretary of State for the Environment are also under a duty to ensure that the interests of customers are protected as respects benefits that could be secured for them by applying a share of the proceeds of any disposals of a WaSC's land in future reviews.

      The DGWS exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the supply of water or the provision of wastewater services under the Fair Trading Act 1973, and certain functions relating to anti-competitive conduct in connection with the supply of water or securing a supply of water or with the provision of, or securing of, wastewater services under the Competition Act 1980. Under the new U.K. competition legislation (Competition Act 1998), the DGWS will continue to exercise functions concurrently with the Director General of Fair Trading.

      Duties of Water Undertakers
      Under WIA 1991, each water undertaker is under a general duty to develop and maintain an efficient and economical system of water supply within its license area. It must also ensure that all such arrangements have been made for providing supplies of water to premises in its license area, for making such supplies available to people who demand them and for maintaining, improving and extending its mains and other pipes, as are necessary to enable it to meets its water supply obligations under the Act.

      Duties of Sewerage Undertakers
      Under WIA 1991, each sewerage undertaker is under a general duty to provide, improve and extend such a system of public sewers and to cleanse and maintain those sewers to ensure that its sewerage region is effectively drained. Sewerage undertakers are required to make provision for the emptying of sewers and whatever further arrangements are necessary from time to time for effectively dealing with the contents of sewers. In addition, discharges from wastewater treatment works must be consented to by the Environment Agency ("EA"); and sewerage undertakers are responsible under WIA 1991 for regulating discharges of industrial effluent into sewers. Contamination of controlled waters by non-complying effluent being discharged by a treatment works may involve the sewerage undertaker in liability, including clean-up costs.

      The Licensing Regime
      Following privatization of the U.K. water industry in 1989, each of the water and sewerage undertakers, while maintaining its effective monopoly supply, became regulated through an instrument of Appointment. The Appointment confirms the appointment of the water or sewerage undertaker as supplier in its own area and provides for the monitoring of its performance by the DGWS and the Secretary of State for the Environment.

      Modification of Licenses
      The DGWS is responsible for monitoring compliance with the conditions of Appointments and, where necessary, enforcing them through procedures laid down in WIA 1991. Conditions of the Appointment may be modified, either in accordance with the terms of the relevant licenses or in accordance with the procedures laid down in WIA 1991. Subject to a power of veto by the Secretary of State, the DGWS may modify the conditions in the Appointment with the consent of the licensee. Before making the modifications, the DGWS must publish the proposed modifications as part of a consultation process, giving third parties the opportunity to make representations and objections which the DGWS must consider.
ScottishPower Form 20-F 1999

      In the absence of consent, the only means by which the DGWS can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate and report on whether matters specified in the reference relating to the carrying out of any function of a company by virtue of its Appointment operate, or may be expected to operate, against the public interest and, if so, whether the adverse public interest effect of those factors could be remedied or prevented by modification of the conditions of the Appointment. In determining whether any particular matter operates, or may be expected to operate, against the public interest, the Competition Commission is to have regard to the matters in relation to which duties are imposed on the Secretary of State for the Trade and Industry and the DGWS.

      If there is an adverse finding, the Competition Commission's report will state whether any adverse effects on the public interest could be remedied or prevented by modification of the license conditions. If the Competition Commission so concludes, the DGWS must then make such modifications to the Appointment as appear to him requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Secretary of State for Trade and Industry has the power to veto any modification by agreement.

      Modifications to license conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or, until March 2000, a reference under the Competition Act 1980. At that date, the relevant provisions of the Competition Act 1980 will be repealed by the Competition Act 1998.

      Southern Water Services' Appointment was modified as a result of assurances given by ScottishPower as a condition to receiving regulatory clearance for its acquisition of Southern Water plc in 1996. These are discussed in more detail below, see "Principal Conditions of Southern Water Services' Appointment".

      Term and Revocation of Licenses
      Southern Water Services' Appointment continues until terminated by not less than 10 years' notice given to Southern Water Services by the Secretary of State for the Environment, expiring not earlier than 25 years after September 1, 1989, the transfer date. Appointments may also be revoked or transferred to another company in certain circumstances specified in WIA 1991 or in the Appointments, such as the appointee failing to comply with an enforcement order made by the Secretary of State for the Environment or the DGWS, or the appointee being unable to pay its debts.

      Principal Conditions of Southern Water Services' Appointment
      The principal regulatory provisions which apply to the regulated activities of Southern Water Services are set out in WIA 1991 and regulations and orders made under it. Other business activities of Southern Water, such as waste management and other environmental services, engineering services and systems technology services, if undertaken, fall outside the direct scope of regulation under WIA 1991. Southern Water Services is an appointed WaSC and holds an Appointment regulated under WIA 1991 to supply water and sewerage services within its authorized area, which regulates its appointed activities. Southern Water Services' Appointment requires Southern Water Services to prepare and publish separate accounts, including on a current cost accounting basis showing separately its appointed business from all other businesses and activities. It is a further Appointment requirement that the regulated business neither gives to, nor receives from, any other business or activity of Southern Water Services, any cross-subsidy, whether those businesses are regulated by the Appointment or not.

      Southern Water Services' Appointment was modified following assurances given to the Secretary of State for Trade and Industry by ScottishPower as a condition to regulatory clearance of its acquisition of Southern Water plc to address regulatory concerns arising out of the merger, in particular to ensure the management independence of Southern Water Services and strengthen the ring fencing of its finances.

      As a result, the Appointment of Southern Water Services contains an obligation that it must at all times conduct the businesses regulated by its Appointment as if such businesses were substantially Southern Water Services' sole business and Southern Water Services were a separate public listed company. In particular, Southern Water Services must ensure that its board of directors is independent of ScottishPower and includes two non-executive

34                                                  ScottishPower Form 20-F 1999

      Directors of relevant experience and standing. All Directors must disclose to Southern Water Services and to the DGWS any conflicts with their duties as Directors of Southern Water Services and have regard exclusively to the interests of Southern Water Service as a water and sewage undertaker, in the event of a potential conflict with the interests of other group companies. The DGWS must be informed of any change in the identity and functions of the Directors of Southern Water Services.

      In addition, Southern Water Services must not, without the consent of the DGWS make a loan to or guarantee any liability of any group company, or make any disposal of any asset of the regulated business. The payment of dividends by Southern Water Services should not impair its ability to finance its regulated business. Similarly, any financial support or transfer of assets from Southern Water Services to a group company must not adversely affect the former's ability to carry out its functions.

      In March 1998, Southern Water issued a (Pounds)100 million variable rate bond to help fund capital expenditure. The bond listing provides a form of Stock Exchange listing for the water business, to compensate OFWAT for the loss of comparative information (as a result of the discontinuance of Southern Water's stock exchange listing on the acquisition by ScottishPower). The bond listing imposes an obligation on Southern Water Services to comply with financial information requirements incumbent on a quoted plc and to maintain an investment grade rating for all its corporate debt.

      As a condition for regulatory clearance of ScottishPower's acquisition of Southern Water, ScottishPower gave assurances to the Secretary of State that it would not operate any new business which is not regulated under the Electricity Act and whose annual turnover accounts for more than 5% of ScottishPower's aggregate annual turnover excluding all subsidiaries, other than as a subsidiary company; ensure that ScottishPower had sufficient management and financial resources to fulfil its obligations to enable the introduction of competition in supply for all customers in its authorized area; and agree to appropriate modifications to Southern Water's license.

      Price Controls
      Southern Water Services' business is subject to price controls. Southern Water Services is allowed to increase its standard charges for the provision of water supply and sewerage services by the percentage change in the RPI plus an adjustment factor K. The value of K is currently set at 4% for the period ending on March 31, 2000. In 1996, as a result of the takeover of Southern Water Services by ScottishPower, ScottishPower undertook that the average price increases of Southern Water Services in the three charging years commencing April 1, 1997, would be lower than the allowed charging limits. This undertaking was the subject of a license condition modification which came into effect on September 28, 1996, requiring Southern Water Services' average prices to be 1% lower than they would otherwise have been in 1997 and 3% lower than they would otherwise have been in the two years from April 1998.

      Infrastructure charges, being the amount that Southern Water Services can charge when new properties are connected for a domestic supply of water or sewerage services for each service, are also controlled. The infrastructure charge was set at (Pounds)200 for 1995-96 and is permitted to rise in line with inflation in subsequent charging years.

      The DGWS reviews Southern Water Services' price controls on a five year basis. The DGWS also has the power to make an interim determination to adjust price limits between the five yearly periodic reviews. At present, price limits for the water and sewerage companies are being examined as part of such a periodic review to be concluded in November 1999, when the DGWS will set new price limits for the period from April 1, 2000 to March 31, 2005. In setting price limits, the DGWS proposes to take into account compliance with environmental and quality standards in assessing price limits for the period from 2000 to 2005. The DGWS will also consult each water company individually to discuss responses to the review. In July 1999, the DGWS will publish a draft determination of new price limits to run from 2000 to 2005, and final decisions will be made in November 1999. The outcome of this price review and its impact on the group is uncertain.

ScottishPower Form 20-F 1999                                                  35

      As part of the current review process, on October 29, 1998 the DGWS published a consultation paper setting out proposed ranges for bills for the period from 2000 to 2005. In this paper, the DGWS has confirmed that, on the basis of past efficiencies achieved by water companies, he considers there to be scope for substantial price reductions in April 2000. However, HM Government has proposed a program of capital expenditure by the water companies aimed at environmental improvements which was included in the consultation paper. This program is estimated to cost some (Pounds)8.5 billion in the aggregate. The water companies would be entitled to pass that cost through to customers with the effect of increasing bills in the four years after 2000. In the consultation paper, the DGWS estimated, in the case of Southern Water Services, that expected average household bills could be reduced by more than 17.5% (in real terms) in 2000/01 on previous year levels. However, the DGWS expected there to be an overall increase in the 1999/2000 level of bills in the four year period up to 2005.

      ScottishPower has responded to the DGWS's proposals by requesting an initial price increase of 3.5% and a K factor of + 3% which would result in an average regulated rate of return of 6.5%.

      Large industrial users can now choose their own water and sewerage suppliers. From April 1, 2000 fifteen water companies including Southern Water, will not be able to recoup from other customers any amounts lost by offering lower tariffs to such industrial users. The regulated charging base to which price limits apply will no longer include tariffs to large industrial users. Southern Water Services agreed to this change to its Appointment in February 1999.

      Future Regulation
      In May 1997, it was reported that the Secretary of State for the Environment announced a review by the Department of the Environment to examine ways in which environmentally damaging abstractions can be equitably curtailed. The review will also include arrangements for revoking licenses in areas where pumping causes significant environmental damage. The consultation paper was published on June 19, 1998 and was open for comment until September 17, 1998. The review is still progressing and it is unlikely that legislation will be introduced before the 2000/01 Parliamentary session.

      Effect of Price Controls
      It is expected that regulation will continue to have a material bearing on the profitability and investment capability of ScottishPower. ScottishPower's regulated monopoly businesses comprise electricity transmission and distribution in ScottishPower and electricity distribution in Manweb (together representing 44% of the 1999 operating profit) and the water supply and wastewater business in Southern Water (representing 30% of ScottishPower's 1999 operating profit). The regulatory price controls relating to these areas of ScottishPower's business for the five year period commencing April 1, 2000 are currently being reviewed by regulatory authorities in the U.K., as well as those relating to supply and generation. ScottishPower believes that it has high standards of operation and customer service. Nevertheless, ScottishPower is unable to judge accurately the outcome of these reviews and there can be no assurance that they will not materially affect profits. It is expected that all the results of these reviews will be known by November 1999.

      The natural monopoly businesses of the group which are currently subject to RPI-X price controls in the electricity businesses and RPI + K for Southern Water Services had a combined total turnover of (Pounds)1,156.2 million in fiscal 1999, or approximately 25% of group total turnover of (Pounds)4,706.0 million. However, these businesses had a combined operating profit of (Pounds)595.4 million in fiscal 1999, or some 74% of the group's total operating profit of (Pounds)802.8 million. The breakdown of total turnover and operating profit among the natural monopoly businesses of the group is shown in the table below:

      Table 1.11 Effect of Price Controls

                                      Fiscal 1999      Fiscal 1999
                                   Total Turnover Operating Profit
       Business                         (Pounds)m        (Pounds)m
      ------------------------------------------------------------
       ScottishPower Transmission           136.8             83.5
       ScottishPower Distribution           333.3            178.2
       Manweb Distribution                  246.9             91.9
       Southern Water Services              439.2            241.8
      ------------------------------------------------------------

36                                                  ScottishPower Form 20-F 1999

      As an example of the effect of an RPI-X price control, the current transmission price control applicable to ScottishPower was set at RPI-1 to take effect from April 1, 1994 and to run for five years. Had this control been set at RPI-2 for the same period, then the allowed revenue for fiscal 1999 would have been 5% lower than the value of (Pounds)136.8 million above, because of the cumulative effect of the control. All other things being equal, this would have resulted in a reduction of operating profit of some (Pounds)6.8 million. A similar effect would occur with the other price controls dependent on when the control had been set. For a five year control a tightening of X or K by 1 percentage point would result in average annual allowed revenue over the five year period being reduced by 2.5% which, all other things being equal, would be around (Pounds)29 million in total for the four regulated businesses above.

      Each price control is subject to a separate price review undertaken by the applicable regulator and the setting of a new price control requires the license to be amended. If ScottishPower, or any of its subsidiaries, does not agree with the new price control then it is up to the company to seek a referral to the Competition Commission. Under such a reference the Competition Commission would be required to investigate and report on whether the revenues generated under the control would be sufficient for ScottishPower to finance its activities covered by the control.

      While it is only in these natural monopoly businesses that price controls (RPI-X and RPI+K) will continue for the foreseeable future, a supply price restraint will continue for a period of two years from April 1, 1998. The Supply price restraint takes the form of maximum tariff levels applying to individual tariffs, or groups of tariffs. These levels were set to give a reduction of 4.1% in real terms from April 1, 1998 with a further reduction of 3% in real terms from April 1, 1999. This is an interim measure and the form of constraint is one setting maximum tariff levels for the two years. The nature and extent of possible restraints from April 1, 2000 will be reviewed in light of the experience and prospects at the same time as the distribution price controls are reviewed.

      The Competition Act 1998
      The U.K. has enacted new legislation, the Competition Act 1998, which introduces in the U.K. law prohibitions on anti-competitive agreements and the abuse of a dominant position. The Competition Act 1998 replaced the Monopolies and Mergers Commission with a new statutory body to be known as the Competition Commission with effect from April 1, 1999. The Competition Act 1998 also provides the Office of Fair Trading with significant investigative powers and the ability to grant interim measures.

      The Competition Act 1998 will grant the DGES and the DGWS concurrent powers with the Director General of Fair Trading in relation to, respectively "commercial activities connected with the generation, transmission, or supply of electricity" and "commercial activities connected with the supply (or securing a supply) of water or of sewerage services".

      Environmental Regulation
      The group's businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe ("UNECE").

      Electricity Generation, Transmission and Supply
      The Electricity Act obligates the Secretary of State to take into account the effect of electricity generation, transmission and supply activities upon the physical environment in approving applications for the construction of generating facilities and the location of overhead power lines. This Electricity Act requires the group to take into account the conservation of natural features of beauty and other items of particular interest, when it formulates proposals for development in connection with certain of its activities. The group is required, in terms of the Environmental Impact Assessment Regulations, to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. The group also prepares formal statements on the "Preservation of Amenity and Fisheries' in line with the requirements of the Electricity Act.

ScottishPower Form 20-F 1999                                                  37

      Possible adverse health effects of electric and magnetic fields ("EMFs") from various sources, including transmission and distribution lines, have been the subject of a number of studies and increasing public discussion. The scientific research is currently inconclusive as to whether EMFs can cause adverse health effects. This uncertainty has been reinforced by a number of recent studies and as a result a number of claims which were being brought against other companies within the electricity business in the U.K. alleging personal injuries caused by EMFs have been dropped.

      The Environmental Protection Act of 1990 (the "EPA") requires that potentially polluting activities such as the operation of combustion processes (which includes power plant) requires prior authorization. These authorizations dictate the control technologies and techniques to be used to ensure that environmental harm is prevented or minimized. The Act also provides for the licensing of waste management and imposes certain obligations and duties on companies which produce, handle and dispose of waste. Waste generated as a result of the group's electricity activities is managed to ensure compliance with legislation and waste minimization is undertaken where possible.

      Environmental Regulation of Generation Activities
      The EPA is the primary U.K. statute governing the environmental regulation of power stations. It introduced a system of Integrated Pollution Control ("IPC") in April 1991 for large scale industrial processes, including power stations. Under the EPA, the authority for enforcing IPC with respect to emissions to atmosphere in England and Wales is the EA, previously Her Majesty's Inspectorate of Pollution ("HMIP"), and in Scotland is the Scottish Environment Protection Agency ("SEPA"), previously Her Majesty's Industrial Pollution Inspectorate ("HMIPI"). Transfer of control from HMIP and HMIPI to EA and SEPA came into force on April 1, 1996 and was established by the Environment Act of 1995 (the "1995 Act").

      The EU has adopted a framework directive on ambient air quality assessment and management which came fully into force in May 1998 (the "EU Directive on Integrated Pollution Prevention and Control"). The directive defines and fixes objectives for air quality, while subsidiary directives establish emission limit values for a number of contaminants. The EU Directive on Integrated Pollution Prevention and Control is being implemented via modifications to the IPC regime.

      The United Nations Framework Convention on Climate Change sets forth standards regarding emissions of greenhouse gases, the most significant of which is carbon dioxide (CO\\2\\). Agreement on a Protocol under this convention was reached in Kyoto in December 1997. This Protocol, when ratified, calls for mandatory target reductions of "a basket" of six greenhouse gases, most significantly CO\\2\\, in the commitment period 2008-2012. The Protocol also provides for Joint Implementation ("JI") between signatories, a Clean Development Mechanism by which signatories may gain credit for actions in certain non-signatory countries and a provision which would allow for trading of emissions.

      The EU has, under the terms of the Kyoto Protocol, signed up to the United Nations Framework Convention on Climate Change, under which Member States are committed to reducing "greenhouse gases" by 8% below 1990 emission levels between the years 2008 and 2012. This reduction target applies to the EU as a whole, with each individual Member State being allocated its own target which is 12.5% for the U.K. HM Government has announced its intention of unilaterally setting itself a goal of 20% reduction in carbon dioxide emissions by 2010. The UNECE protocols regarding sulphur dioxide (SO\\2\\) and oxides of nitrogen
      (NOx) are currently implemented in the EU by means of the Air Framework Directive and Large Combustion Plants Directive (the "LCPD"). Emissions limits for existing and new plants will be introduced via the LCPD, the Air Framework Directive and, in the future, the EU Directive on Integrated Pollution Prevention and Control.

      The principal emissions from fossil fuelled electricity generation are SO\\2\\, NOx, CO\\2\\ and particulate matter, such as dust, with the main waste being ash, namely pulverized fuel ash and furnace bottom ash. The primary focus of current environmental legislation is to reduce emissions of SO\\2\\, NOx and particulates, the first two of which contribute to acid rain. A number of other power station emissions and discharges are subject to environmental regulation.

38                                                  ScottishPower Form 20-F 1999

      Under the requirements of the LCPD, HM Government has implemented a national program, the National Plan, to reduce SO\\2\\ and NOx emissions from power stations in Scotland. ScottishPower and Scottish & Southern have entered into an agreement providing for the sharing of limits in emissions of SO\\2\\ and NOx from existing generating stations in Scotland set out in the National Plan to meet the targets of the LCPD. It also provides for the sharing of station-specific limits on emissions of SO\\2\\ and NOx imposed by SEPA at the Peterhead, Longannet and Cockenzie generating stations where capacity is shared between ScottishPower and Scottish & Southern. Reductions of CO\\2\\, SO\\2\\ and NOx per unit of electricity generated have been achieved as a result of the group's investments in environmental upgrades, such as low NOx burners and gas reburn, to existing power stations and in new power stations, together with increases in the proportion of the group's output generated by more efficient coal-fired power stations. ScottishPower's emissions of SO\\2\\ and NOx have been below the limits set by the National Plan for these emissions each year since its publication.

      Each of ScottishPower's power stations is required to have IPC authorization. Under IPC, each power station has a single authorization which regulates emissions of certain pollutants and seeks to minimize pollution of the environment. Each IPC authorization requires that a power station uses the Best Available Techniques Not Entailing Excessive Cost ("BATNEEC") to prevent the emissions described above or, to the extent this is not practicable, to minimize and render harmless any such emissions. Each authorization also contains an improvement program. ScottishPower's IPC authorizations do not have an expiry date, but SEPA is required to review the conditions contained within it at least once every four years and may impose new conditions to prevent or reduce emissions of pollutants, subject to the application of BATNEEC. The EU Directive on Integrated Pollution Prevention and Control requires that all emission and pollution control measures be placed upon the best available technique to control impact on the environment.

      The IPC authorizations granted in 1993 in respect of ScottishPower's existing power stations limit the levels of atmospheric emissions of SO\\2\\ and NOx from each station. A number of minor variations have taken place with a full four year IPC review now underway with SEPA. The review commenced in April 1997. Due to continued UK-wide policy development on the control of SO\\2\\, the review has continued into 1999. The final outcome is awaited. The group is confident that it will be able to achieve the environmental improvements required by potential future limits arising from this review without materially constraining operational and commercial flexibility. In particular, gas reburn technology offers greater potential to reduce emissions than other technology in use elsewhere in the U.K. Furthermore, planning consent has been gained for flue gas desulphurization at Longannet, which will be installed when emissions levels require its implementation.

      Water
      Since April 1, 1996, the EA has been responsible in England and Wales for the control of water pollution and the maintenance and improvement of the quality of controlled waters, including the regulation of discharges to those waters; for conserving, redistributing and augmenting water resources and for securing the proper use of such resources for land drainage and flood defense. Previously, this was the responsibility of the NRA in England and Wales. In Scotland, SEPA has largely replaced the River Purification Boards to fulfil these responsibilities. The group is also subject to regulations governing drinking water quality, receiving water quality and wastewater discharges. Although recent cases have suggested that commercial enterprises may be fined more heavily for pollution offenses than in the past, ScottishPower does not believe that the level of fines will have a materially adverse impact on its operations.

      Within its general water resource management role, the EA has a duty to operate the system under the Water Resources Act 1991, whereby water undertakers and other abstractors must have a license authorizing each of their abstractions and other impoundments. It also has a duty to enter into water resource management arrangements with water undertakers to secure the proper management and operation of waters, reservoirs and other works vested in the undertakers. The EA may, and shall if so directed, consider the setting of minimum acceptable flows in rivers and make recommendations to the Secretary of State accordingly.

      Under the Water Resources Act 1991 and the Control of Pollution Act
      (COPA) 1974, the EA may require persons to take precautions against pollution, may prohibit or restrict certain activities likely to cause pollution in areas designated by the Secretary of State, and may impose a requirement for a consent to discharge matter from a drain or sewer. When reviewing existing consents and issuing new ones, the EA has said that it will seek to set contamination which causes, or is likely to cause, significant harm to the environment or any pollution of

ScottishPower Form 20-F 1999                                                  39
      conditions at the level required to at least maintain and, where appropriate, improve the quality of the receiving waters.

      HM Government's upgrading of minimum levels of wastewater treatment for coastal works will mean further improvements to recently completed new works such as Eastbourne and Shoreham, as well as a review of proposed treatment levels in several long-term investment projects at Dover and Folkestone, Littlehampton and Bognor, Margate and Broadstairs, and the Isle of Wight.

      Under the EPA, the EA is responsible for maintaining registers containing details of applications for discharge consents, consents granted and the results of samples of effluent and receiving waters. The registers are open to public inspection.

      European Legislation
      The activities of the WaSCs are affected by the requirements of EU directives including the Drinking Water Directive, the Bathing Waters Directive and the Urban Waste Water Treatment Directive. EU directives are binding on HM Government, not on the Water Service Companies, as to the result to be achieved within a specified period. It is the responsibility of European Member States, including the U.K., to bring into force appropriate national environmental legislation, such as the Urban Waste Water Treatment Regulations to implement these EU directives.

      New requirements will be binding on the Water Service Companies only when they are translated into the law of England and Wales. Any expenditure incurred by a Water Service company necessitated by new legislation applying to them in their capacity as water or sewerage undertakers, or by any change in consents as a result of any changes to existing EU directives, or adoption of future EU directives, would be eligible for consideration for a specific K adjustment.

      The Water Resources Act and the Urban Waste Water Treatment Regulations are the main U.K. statutes governing water abstraction, receiving water quality and wastewater discharges. This legislation implements the Bathing Waters Directive and the Urban Waste Water Treatment Directive and requires improvements in the treatment of wastewater discharges. The Water Supply (Water Quality) Regulations introduce the requirements of the EU Drinking Water Directive into the U.K. and govern drinking water quality. In fiscal 1999, Southern Water spent approximately (Pounds)179 million to comply with the relevant statutes. Fines received by Southern Water in fiscal 1999 for violating water quality standards and the terms of applicable discharge consents were immaterial to the results of operations of Southern Water.

      Southern Water, like other WaSCs in the U.K., must have a license from the EA authorizing each of its abstractions and certain impoundments. For additional obligations of Southern Water affecting the environment, see the sections of this document entitled "Water Business--Southern Water" and "Regulation of the Water Industry".

      In addition to its other obligations affecting the environment, Southern Water may be required by the EA to take precautions against pollution, may be prohibited or restricted by the EA from certain activities likely to cause pollution in areas designated by the Secretary of State, and may be required by the EA to obtain a consent to discharge matter (other than sewage or trade effluent) from a drain or sewer. Further, in the course of its activities, the EA may carry out anti-pollution works and may recover the cost of such works from the person responsible for the pollution.

      General
      While the nature of developments in environmental regulation and control cannot be predicted, the group anticipates that the direction of future changes will be towards tightening controls. In view of the age and history of many sites owned by the group, the group may incur liability in respect of sites which are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liability and clean-up costs may make disposal of potentially contaminated sites more difficult. The Environment Act 1995 (the "1995 Act") requires the polluter (or if the polluter cannot be found or has legally transferred its responsibilities by disclosure, the owner or occupant) of contaminated land to clean up any

40                                                  ScottishPower Form 20-F 1999
      controlled waters, so that environmental compliance is consistent with the intended use of the site. Although there have been prolonged consultations, the U.K. Government has yet to bring forward finalized regulations to implement the appropriate sections of the 1995 Act but is expected to do so during 1999. Other proposals which may impose strict liability for environmental damage are also under consideration by the EU. ScottishPower is not currently aware of any liability which it may have under the 1995 Act or of proposed EU directives which will have a materially adverse impact on its operations.

      The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment.

      Research & Development
      The group supports research into development of the generation, transmission, distribution and supply of electricity and continually seeks more innovative and cost effective methods of carrying out its water and wastewater activities. It also continues to contribute, on an industry-wide basis, towards the cost of research into electricity utilization, distribution developments and water purification and wastewater treatment. In fiscal years 1997, 1998, and 1999 the group's expenditure on research and development was (Pounds)5.6 million, (Pounds)5.4 million and (Pounds)5.3 million, respectively.

      Employees
      The group had 15,145 full-time equivalent employees as of March 31, 1999. A breakdown of the number of full-time equivalent employees employed in the group's main businesses over the last five years is illustrated in the following table.

      Table 1.12 Employees

       Business                      1999   1998   1997   1996  1995
      --------------------------------------------------------------
       Scottish energy businesses   4,823  4,748  4,916  5,215 5,595
       Manweb                       2,099  2,151  2,757  2,979     -
       Southern Water               2,205  2,364  3,526      -     -
       ScottishTelecom              2,336  1,430    702    191   141
       Other                        3,682  3,613  2,500  2,388 2,304
       --------------------------  ------ ------ ------ ------ -----
       Group total                 15,145 14,306 14,401 10,773 8,040
       --------------------------  ------ ------ ------ ------ -----

      Approximately 45% of group employees are union members and 66% are covered by collective bargaining arrangements. These reductions by comparison with previous years largely reflect manpower growth within ScottishTelecom where union strength is generally low. There are a number of different collective agreements now in place throughout the group reflecting differing market conditions in which the group's businesses operate. Management believes its overall relations with its employees are good.

      In the energy businesses, ongoing integration of Scottish and Manweb operations has been largely completed. The group continues to benchmark for further efficiencies and reduced costs which will include ongoing reduction in manpower numbers. However, these reductions have been offset in fiscal 1999 by manpower growth within customer-facing businesses to gain new customers in the fully deregulated market place.

      Within Southern Water, manpower reductions have occurred and will continue as the business is reorganized to focus on core activities, achieving operating improvements and taking better advantage of technological advancements. Manpower reductions of approximately 20% are anticipated over the next two years.

      The manpower figure in ScottishTelecom has increased by 63% in fiscal 1999 from fiscal 1998 due to significant growth, both organic and inorganic, and in particular the group's acquisition of Demon Internet in 1998. This growth is expected to continue in fiscal 2000.

      The other businesses which include electrical retailing, electrical contracting, engineering consultancy, information systems and corporate services have remained relatively stable in manpower numbers since fiscal 1998.

ScottishPower Form 20-F 1999                                                  41

      Item 2. Description of Property

      The group's properties consist of generating stations, transmission and distribution facilities, water supply and wastewater treatment facilities, telecommunication facilities, retail facilities and certain non-operational properties in which the group holds freehold or leasehold interests. The group believes that substantially all of its facilities are in a condition adequate for their purpose and utilization according to the individual nature and requirements of relevant operations. The group has a continuing program of improvements and maintenance of properties when considered appropriate to meet the needs of the individual operations. In connection with any of the group's properties that are held under lease, the group believes that it will be able to negotiate lease renewals on satisfactory terms or relocate the relevant facilities without such relocation having a material adverse impact on the group or its operations.

      Generation Facilities
      The group owns eight power stations in Scotland, six of which are operational with a total net output capacity of 4,035 MW, and one in England. The group also owns three windfarms in Northern Ireland, one in Scotland and one in the Republic of Ireland. In addition, the company has joint venture interests in three windfarms, two of which are in England and one in Wales. All generation plant is owned by the group, with the exception of the Methil power station, which is held on a ground lease which expires in 2012 and the windfarms which are generally held on ground leases of at least 25 years duration. Further details regarding the generating capacity of ScottishPower's power stations and windfarms as of March 31, 1999 are contained under "Item
      1. Description of Business--Energy Business--Generation Wholesale".

      Transmission and Distribution Facilities
      As of March 31, 1999, the group's transmission facilities included approximately 4,000 circuit kms of overhead lines and 240 circuit kms of underground cable operated at 400 kV, 275 kV and 132 kV.

      In addition, as of March 31, 1999, the group's distribution facilities included approximately 24,000 circuit kms of overhead lines and 40,000 circuit kms of underground cable operated at 33 kV, 11 kV, and 0.4/0.23 kV in Scotland and approximately 20,000km of overhead lines and 23,000km of underground cable operating at 132 kV, 25 kV, 11 kV, 6.6 kV, 6.3 kV, and 0.4/0.23 kV in England and Wales. The group holds either permanent rights or wayleaves which entitles it to run these lines and cables through private land. Wayleaves are usually terminable by either the landowner or the group upon six or twelve months' notice. The group has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner. The group owns the land for in excess of 95% of the transmission substation sites. Approximately 64% of the distribution substation sites are owned by the group with the remainder being secured by wayleave lease or local agreement. Approximately 25% of the leases securing substation sites expire within five years.

      Water Supply and Wastewater Treatment Facilities
      Southern Water has freehold and leasehold interest covering a total of approximately 10,000 acres of land. Of such land, an aggregate of approximately 9,800 acres are specialized properties, consisting chiefly of the raw water storage reservoirs with surrounding land, water and wastewater treatment works and pumping stations listed below. Approximately 95% of the above-ground water supply and wastewater assets are on land in Southern Water's freehold ownership including the assets listed below, with the remainder being located on land subject to long-leasehold.

      Table 2.1 Storage Reservoirs

                                            Approximate
       Description   Location Capacity (Ml)     acreage
      -------------------------------------------------
       Bewl Water        Kent        31,000       1,200
       Darwell         Sussex         4,730         913
       Powdermill      Sussex         1,060       1,171
       Weir Wood       Sussex         5,600         403

42                                                  ScottishPower Form 20-F 1999

      Table 2.2 Water Treatment Works

                                                   Approximate
       Description    Location Output (Ml per day)     acreage
      --------------------------------------------------------
       Beauport         Sussex                27.0           4
       Burham             Kent                48.8          61
       Eastling           Kent                48.0           2
       Easton        Hampshire                27.3          25
       Hardham          Sussex                75.0          35
       Otterbourne   Hampshire               102.5         367
       Sutton             Kent                 4.4 less than 1
       Testwood      Hampshire                90.0         152
       Twyford       Hampshire                23.0         183
       Weir Wood        Sussex                21.8          70
       Wingham            Kent                20.0           5

      Table 2.3 Wastewater Treatment Works

                                        Equivalent Population Approximate
       Description             Location                Served     acreage
      -------------------------------------------------------------------
       Ashford                     Kent               109,800          90
       Aylesford                   Kent               133,200          40
       Brighton Portabello       Sussex               268,200           5
       Budds Farm             Hampshire               173,800          52
       Canterbury                  Kent               113,300          22
       Chickenhall Eastleigh  Hampshire               102,000          25
       Eastbourne                Sussex               121,800           5
       Eastney                Hampshire               235,900           4
       Millbrook              Hampshire               138,400          17
       Motney Hill                 Kent               286,900         200
       Peel Common            Hampshire               250,900          77
       Worthing East             Sussex               136,900          15

      Telecommunication Facilities
      As of March 31, 1999, ScottishTelecom operated a network comprising approximately 2,550 km of optical fiber cable. Installation of the fiber is subject to wayleaves under the Public Telecommunications Operator License held by ScottishTelecom. The majority of ScottishTelecom's telecommunication network switching and transmission equipment is located in four main operational sites in Glasgow, London, Edinburgh, and Warrington. Additional telecommunication network equipment is housed in equipment rooms under the control of the group.

      Retail Facilities
      As of March 31, 1999, the group operated 183 retail outlets, 24 of which are owned by the group and 159 are leased. The outlets are located both on the main street of major metropolitan areas and in out of town superstores. The group also leases two large retail distribution depots, one at Castleford in England consisting of approximately 8,000 square meters; and another facility of approximately 12,600 square meters at Mossend near Glasgow. The properties are generally held on leases of 20 to 25 years.

      Non-Operational Facilities
      In addition to the properties described above, as of March 31, 1999, the group utilized a number of non-operational properties comprised primarily of offices, depots, warehouses and workshops. Approximately 50% of these properties are owned by the group with the remainder being leased. The most significant of these non-operational properties are Cathcart Business Park, Glasgow (which is the main office for the electricity businesses in Scotland), the corporate office located at Atlantic Quay, Glasgow, the Manweb head office at Manweb House, Chester Business Park and the Southern Water head office at Worthing.

ScottishPower Form 20-F 1999                                                  43

      Item 3. Legal Proceedings

      Manweb participates in the industry-wide Electricity Supply Pension Scheme. Two other members of the scheme, National Power plc and NGC, have been the subject of legal proceedings in connection with the use of surplus following an actuarial valuation at March 31, 1992 to fund early retirement benefits. Manweb also applied surplus following that valuation and the subsequent valuation at March 31, 1995 ((Pounds)6 million following the 1992 valuation and (Pounds)32 million following the 1995 valuation) for the same purpose.

      In a decision on February 10, 1999, the Court of Appeal decided that, without a scheme amendment or trustee agreement, employers could not apply surplus unilaterally to forgive an accrued liability. This could lead to employers being required to make additional contributions to the scheme to meet that liability. A further hearing took place in May 1999 which clarified certain aspects of the judgment. The judgment indicates that Manweb may be liable for additional contribution to the scheme. Leave to appeal to the House of Lords was given and if an appeal is made, it is unlikely to be heard before mid-2000.

      There is a range of possible outcomes to the current NGC litigation, any of which could affect Manweb's own potential liability, if any, to contribute to the scheme. If amendments can be made to the scheme to perfect the past arrangements to use surplus, no employer contributions should be required. If the courts in the NGC case ultimately decide that additional payments are due from employers to the scheme in respect of all or any part of the surplus used since the 1992 valuation, Manweb may also be required to make payments. However in this event two further points must be determined before the ultimate cost to Manweb could be assessed: the effective date for calculating the amounts due, and whether payments can be spread over a number of years. Both these issues may affect significantly the ultimate cost to Manweb.

      No proceedings have been commenced against Manweb as at June 30, 1999 (being the latest practicable date prior to the publication of this document) in respect of the issues raised by the NGC decisions.

      Except as discussed above, ScottishPower is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the group, to which ScottishPower or any of its subsidiaries is a party, or of which any of their property is the subject, or any such proceedings known to be contemplated by any governmental authority.

      Item 4. Control of Registrant

      (a) As far as is known to ScottishPower, ScottishPower is not directly or indirectly owned or controlled by another corporation or by any foreign government.

      (b)(i) As of June 30, 1999, no person known to ScottishPower owned more than ten per cent of any class of the group's voting securities.

         (ii) As of June 30, 1999, the total amount of voting securities owned by Directors and executive officers of ScottishPower as a group was:

       Title of Class   Identity of Group                             Amount Owned Percentage of Class
      ------------------------------------------------------------------------------------------------
       Ordinary shares  Directors and executive officers (16 persons)      237,569                0.02

      In addition, as of June 30, 1999, the Directors and executive officers of ScottishPower, as a group, held options to purchase 900,559 ordinary shares, all of which options were issued pursuant to ScottishPower's Long Term Incentive Plan, ScottishPower's Executive Share Option Scheme or ScottishPower's Sharesave Scheme. See "Item 12. Options to Purchase Securities From Registrant or Subsidiaries" and Note 33 to the Consolidated Financial Statements of the group.

      (c) ScottishPower does not know of any arrangements the operation of which might result in a change in control of the group.

44                                                  ScottishPower Form 20-F 1999

      Item 5. Nature of Trading Market

      The principal trading market for the ordinary shares of ScottishPower is the London Stock Exchange. In addition, American Depositary Shares ("ADSs") (each of which represents four ordinary shares) have been issued by The Bank of New York, as depositary (the "Depositary"), for the company's ADSs and are traded on the New York Stock Exchange following listing on September 8, 1997.

      The table below sets forth, for the calendar quarters of the fiscal years indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the range of high and low closing sale prices for ADSs, as reported over-the-counter prior to September 8, 1997 and as reported on the New York Exchange Composite Tape following that date.

                                           American Depositary
                    Ordinary Shares/1/          Shares/2/
                     High (p)    Low (p)     High ($)     Low ($)
      -------------------------------------------------------------
       Fiscal 1998
       First             397.00     352.00        26.03       23.18
       Second            480.00     397.00        31.31       26.21
       Third             540.00     420.00        35.63       28.13
       Fourth            582.00     485.00        38.50       33.00
      -------------------------------------------------------------
                                           American Depositary
                    Ordinary Shares/1/          Shares/2/
                     High (p)    Low (p)     High ($)     Low ($)
      -------------------------------------------------------------
       Fiscal 1999
       First             576.00     521.00        37.50       35.25
       Second            620.00     528.00        41.28       35.25
       Third             675.00     532.00        44.63       37.00
       Fourth            664.00     529.00        44.02       34.13
      -------------------------------------------------------------

     /1/The past performance of the ordinary shares is not necessarily indicative of future performance.
     /2/Calculated using a ratio of four ordinary shares to one ADS, the ratio which took effect on the listing of the ADSs on the New York Stock Exchange on September 8, 1997. Until that time, each ADS represented ten ordinary shares.

      On March 31, 1999, there were 332 registered holders of 127,842 ordinary shares with addresses in the United States and 13 registered holders of 1,221,487 ADSs (equivalent to 4,885,948 ordinary shares). The combined holdings of these shareholders constituted 0.42% of the total number of ordinary shares outstanding as of March 31, 1999. As certain of the ordinary shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the United States or the number of ordinary shares or ADSs beneficially held by U.S. persons.

      Item 6. Exchange Controls and Other Limitations Affecting Security
               Holders

      (a) There are currently no U.K. laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-U.K. resident holders of the company's securities except as otherwise set forth in "Item 7. Taxation" below.

      (b) There are no limitations imposed by U.K. law or the company's Memorandum and Articles of Association that restrict the right of non-U.K. resident or non-U.K. citizen owners to hold or vote the ordinary shares other than the restrictions described in "Item 14. Description of Securities to be Registered--Description of ordinary
ScottishPower Form 20-F 1999                                                  45
        shares--Restrictions on Voting" and "--Limitations on Holding" in ScottishPower's registration statement on Form 20-F (file no.1-14676) filed with the U.S. Securities and Exchange Commission in September
        1997 and incorporated herein by reference. However, non-U.K. shareholders are not entitled to receive notices from the company, including notices of general meetings, unless they have given the company an address in the U.K. to which such notices may be sent.

      Item 7. Taxation

      The following discussion of U.K. and U.S. federal income tax consequences is set forth with respect to U.S. tax considerations in reliance upon the advice of Milbank, Tweed, Hadley & McCloy LLP, special U.S. counsel to the company, and with respect to U.K. tax considerations in reliance upon the advice of the company's internal taxation adviser. The discussion is intended only as a summary of the principal U.S. federal income tax and U.K. tax consequences to investors who hold the ADSs or ordinary shares as capital assets and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares. The summary does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark to market, investors with a functional currency other than the U.S. dollar, persons who hold the ADSs as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the company. The statements of U.K. and U.S. tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this report. The statements are subject to any changes occurring after that date in U.K. or U.S. law or practice, in the interpretation thereof by the relevant taxation authorities, or in any double taxation convention between the United States and the United Kingdom. The company believes, and the discussion therefore assumes, that it is not a passive foreign investment company for United States federal income tax purposes.

      Each investor is urged to consult its own tax adviser regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs under the laws of the United States, the United Kingdom and their constituent jurisdictions and any other jurisdiction where the investor may be subject to tax.

      If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, a beneficial owner of ADSs will be treated as the owner of the underlying ordinary shares for the purposes of the current convention between the United States and the United Kingdom for the avoidance of double taxation with respect to taxes on income and capital gains (the "Income Tax Convention") and for the purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

      For the purposes of this summary, the term "U.S. Holder" means a beneficial owner of the ADSs that is a United States citizen or resident, a domestic corporation or partnership, a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income tax regardless of its source.

      For the purposes of this summary, the term "Eligible U.S. Holder" means a U.S. Holder that is a resident of the United States for the purposes of the Income Tax Convention and that satisfies the following conditions:

      (i)   is not also resident in the United Kingdom for U.K. tax purposes;

      (ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the company;

      (iii) whose holding of the ADSs is not effectively connected with a permanent establishment in the United Kingdom through which such holder carries on a business or with a fixed base in the United Kingdom from which such holder performs independent personal services, and;

46                                                  ScottishPower Form 20-F 1999

      (iv) under certain circumstances, is not a company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents of, nor nationals of, the United States.

      Taxation of Dividends
      Individuals and companies who are resident in the United Kingdom and who receive the dividend on the ordinary shares are entitled to a tax credit (the "associated U.K. tax credit"). Under the Income Tax Convention and under current U.K. law, an Eligible U.S. Holder is entitled to receive, in addition to the dividend paid, an amount equal to the associated U.K. tax credit, subject to a U.K. withholding tax equal to 15% of the sum of the dividend and the associated U.K. tax credit. Beginning April 6, 1999, the rate of the associated U.K. tax credits for dividends is 1/9 of the dividend (i.e. the equivalent of 10% of the sum of the dividend and the associated tax credit). As a result, Eligible U.S. Holders generally will not receive additional payments in respect of associated U.K. tax credits. Instead, payments to Eligible U.S. Holders will be reduced by the excess of the U.K. withholding tax over the associated U.K. tax credit.

      If ScottishPower paid a dividend of $90, for example, for U.S. federal income tax purposes an Eligible U.S. Holder would recognize ordinary income of $90 plus the $10 U.K tax credit, or a total of $100. The gross payment would be subject to a U.K. withholding tax of $10. The income is recognized when the dividend is actually or constructively received by the Eligible U.S. Holder, in the case of ordinary shares, or by the Depository, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the Eligible U.S. Holder's basis in the ordinary shares or ADSs and thereafter as capital gain. In determining the amount of dividend income, an Eligible U.S. Holder will use the spot currency exchange rate on the date the dividend is included in income. Any difference between that amount and the dollars actually received may constitute foreign currency gain or loss, which is ordinary gain or loss. Individual Eligible U.S. Holders, however, are not required to recognize gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in Section 988(e) of the Code.

      Subject to certain limitations and requirements, an Eligible U.S. Holder will be entitled under the Income Tax Convention to credit the U.K. withholding tax against the Eligible U.S. Holder's United States federal income tax liability. Claiming a U.S. foreign tax credit with respect to the U.K. withholding tax imposed under the Income Tax Convention upon the refunded U.K. tax credit may result in a lower effective U.S. federal income tax rate on dividends paid by ScottishPower for certain Eligible U.S. Holders. It is not clear whether inclusion on the U.K tax credit in income and entitlement to the U.S. foreign tax credit are dependent on the Eligible U.S. Holder filing a claim with the U.K. Inland Revenue. Eligible U.S. Holders that do not elect to claim foreign tax credits may instead claim a deduction for U.K. withholding tax. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. The rules relating to the computation of foreign taxes are complex and Eligible U.S. Holders should consult their own tax advisors to determine whether and to what extent a credit would be available and whether any filings or other actions may be required to substantiate an Eligible U.S. Holder's foreign tax credit claim.

      If, at some point in the future, ScottishPower is at least 50% owned by United States persons, then under Section 904(g) of the Code, dividends paid by a foreign corporation that is at least 50% owned by United States persons may be treated as United States source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of United States source income, and the effect of this rule may be to treat a portion of the dividends paid by ScottishPower as United States source income. Under the Income Tax Convention, Section 904(g)(10) of the Code would permit an Eligible U.S. Holder to elect to treat ScottishPower dividends as foreign source income for foreign tax credit limitation purposes, if the dividend income is separated from other income items for purposes of calculating the holder's foreign tax credit.

      If the U.S. Holder is a U.S. partnership, trust or estate, the associated U.K. tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to United States federal income tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

ScottishPower Form 20-F 1999                                                  47

      Whether holders of ADSs who reside in countries other than the United States are entitled to a tax credit in respect of dividends on ADSs depends in general upon the provisions of conventions or agreements, if any, as may exist between such countries and the United Kingdom.

      Taxation of Capital Gains
      In general, for U.S. tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying ordinary shares that are represented by such ADSs and deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not be treated as a sale or other disposition for U.S. federal income tax purposes.

      Upon a sale or other disposition of ordinary shares or ADSs, an Eligible U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the Eligible U.S. Holder's tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be a long-term capital gain or loss if the Eligible U.S. Holder's holding period for such ordinary shares or ADSs exceeds one year any such gain and loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain for a non-corporate Eligible U.S. Holder is generally subject to a maximum tax rate of 20%.

      A U.S. Holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not be liable for U.K. tax on capital gains recognized on the sale or other disposition of ADSs, unless the ADS holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.

      U.S. citizens resident or ordinarily resident in the United Kingdom, U.S. corporations resident in the United Kingdom by reason of their business being managed or controlled in the United Kingdom and U.S. citizens who or U.S. corporations which, are trading or carrying on a trade, profession or vocation in the United Kingdom through a branch or agency and who or which have used, held or acquired the ADSs for the purposes of such trade, profession or vocation or such branch or agency may be liable for both U.K. and U.S. tax in respect of a gain on the disposal of the ADSs. Such holders may not be entitled to a tax credit against their United States federal income tax liability for the amount of U.K. capital gains tax or U.K. corporation tax on chargeable gains, as the case may be, paid in respect of such gain unless the holder appropriately can apply the credit against tax due on income from foreign sources.

      United States Information Reporting and Backup Withholding
      In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of ordinary shares or ADSs made within the United States to a non-corporate United States person. Accordingly, individual U.S. Holders will receive an annual statement showing the amount of taxable dividends paid to them during the year. "Backup withholding " at the rate of 31% will apply to such payments (i) if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, (ii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

      In general, payment of the proceeds from the sale of ordinary shares or ADSs to or through a United States office of a broker is subject to both United States backup withholding and information reporting requirements, unless the holder or beneficial owner establishes an exemption. Different rules apply to payments made outside the United States through an office outside the United States.

      U.K. Inheritance Tax
      An individual who is domiciled in the United States for the purposes of the convention between the United States and the United Kingdom for the avoidance of double taxation with respect to estate and gift taxes (the "Estate Tax Convention") and who is not a national of the United Kingdom for the purposes of the Estate Tax Convention generally will not be subject to U.K. inheritance tax in respect of the ADSs on the individual's death or on a gift of the ADSs during the individual's lifetime, unless the ADSs are part of the business property of a permanent establishment of the individual in the United Kingdom or pertain to a fixed base in the United Kingdom of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the

48                                                 ScottishPower Form 20-F 1999
      exceptional case where the shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States.

      U.K. Stamp Duty and Stamp Duty Reserve Tax
      No U.K. stamp duty will be payable on the acquisition or transfer of ADSs provided that the instrument of transfer is executed outside the United Kingdom and subsequently remains at all times outside the United Kingdom. An agreement to transfer ADSs in the form of ADRs settled within or reported through any system approved under U.K. Treasury Regulations will give rise to a liability to stamp duty reserve tax at the rate of 0.5%. Transfers between non-residents not settled or reported through any system approved under U.K. Treasury regulations are exempt from stamp duty reserve tax.

      An agreement to purchase ordinary shares, as opposed to ADSs, will normally give rise to a charge to U.K. stamp duty or stamp duty reserve tax at the rate of 0.5% of the price. Stamp duty reserve tax is generally the liability of the purchaser and is usually paid by the purchaser. Where such ordinary shares are later transferred to the Depository's nominee, further stamp duty or stamp duty reserve tax will normally be payable at the rate of (Pounds)1.50 per (Pounds)100 (or part thereof) of the value of the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred directly to the Depositary's nominee, the only charge will generally be the higher charge of (Pounds)1.50 per (Pounds)100 (or part of the price payable for the ordinary shares so acquired) and the stamp duty reserve tax generally will not apply.

      Prior to April 6, 1999, a transfer of ordinary shares by the Depositary or its nominee to the relative ADS holder when the ADS holder is not transferring beneficial ownership gave rise to a U.K. stamp duty at the rate of 50p per transfer. On April 6, 1999, this rate increased to (Pounds)5 per transfer.

      Item 8. Selected Financial Data

      The selected financial data set out below are extracted or derived from the consolidated financial statements of the group which have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, for fiscal 1999 and Coopers & Lybrand, Chartered Accountants and Registered Auditors, for fiscal years 1995 to 1998. This selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements and their accompanying notes located on pages F-1 through F-40.

      ScottishPower prepares the consolidated financial statements of the group in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"), which differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). A description of the significant differences between U.K. GAAP and U.S. GAAP applicable to ScottishPower and a reconciliation of profit after taxation (or net income) and equity shareholders' funds (or shareholders' equity) under U.K. GAAP to those under U.S. GAAP are set out in Note 34 to the consolidated financial statements of the group.

      In the table below, amounts for fiscal 1999 have been translated, solely for the convenience of the reader, at $1.61 to (Pounds)1.00, the Noon Buying Rate in effect on March 31, 1999.

      The earnings per ScottishPower ADS have been calculated based on a ratio of four ScottishPower ordinary shares to one ScottishPower ADS. Dividends per ScottishPower ordinary share and per ScottishPower ADS exclude any associated U.K. tax credit available to certain holders of ScottishPower ordinary shares and ScottishPower ADS. See "Item 7. Taxation--Taxation of Dividends".

ScottishPower Form 20-F 1999                                                  49

      Other than turnover, U.S. GAAP information for the year ended March 31, 1995 has not been published by ScottishPower.

                                                                     Fiscal Years
                                          1999          1999          1998          1997          1996          1995
                                 Notes      $m     (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m
      ---------------------------------------------------------------------------------------------------------------
       U.K. GAAP Information:
       Profit and Loss Account
       information:
       Turnover                      2   5,220         3,242         3,128         2,941         2,271         1,716
       Operating profit              2   1,293           803           785           664           434           380
       Profit before taxation            1,037           644           640           558           404           375
       Ordinary taxation                  (229)         (142)         (152)         (137)         (109)         (101)
       Windfall tax                          -             -          (317)            -             -             -
       Profit after taxation               808           502           171           421           295           274
       Dividends                          (431)         (268)         (243)         (218)         (146)         (112)
       Earnings per ordinary
       share                         1 $0.6830         42.42p        14.41p        38.11p        33.12p        32.88p
       Earnings per ordinary
       share (as adjusted)           1 $0.6846         42.52p        41.28p        38.11p        33.12p        32.88p
       Earnings per
       ScottishPower ADS             1 $  2.74  (Pounds)1.70  (Pounds)0.58  (Pounds)1.52  (Pounds)1.32  (Pounds)1.32
       Earnings per
       ScottishPower ADS (as
       adjusted)                     1 $  2.74  (Pounds)1.70  (Pounds)1.65  (Pounds)1.52  (Pounds)1.32  (Pounds)1.32
       Dividend per
       ScottishPower ordinary
       share, net                      $0.3623         22.50p        20.40p        18.50p        15.50p        13.65p
       Dividend per
       ScottishPower ADS, net          $  1.45  (Pounds)0.90  (Pounds)0.82  (Pounds)0.74  (Pounds)0.62  (Pounds)0.55
       U.K. GAAP Information:
       Balance Sheet
       information:
       Total assets                     10,034         6,232         5,577         4,848         2,861         1,844
       Long term liabilities             3,394         2,108         1,435         1,076           785           313
       Equity shareholders'
       funds                             3,133         1,946         1,708         1,523         1,208         1,106
       U.S. GAAP information:
       Turnover                      2   5,220         3,242         3,128         2,941         2,271         1,716
       Profit after taxation             732.6         455.0         129.8         352.9         271.1             -
       Earnings per ordinary
       share                         1 $0.6181         38.39p        11.00p        31.94p        30.39p            -
       Earnings per ADS              1 $  2.48  (Pounds)1.54  (Pounds)0.44  (Pounds)1.28  (Pounds)1.22             -
       Diluted earnings per
       ordinary share                1 $0.6120         38.01p        10.89p        31.62p        30.14p            -
       Diluted earnings per ADS      1 $  2.45  (Pounds)1.52  (Pounds)0.44  (Pounds)1.26  (Pounds)1.21             -
       Total assets                     11,590         7,199         6,550         6,065         3,480             -
       Equity shareholders'
       funds                             3,962         2,461         2,253         2,340         1,510             -
      ---------------------------------------------------------------------------------------------------------------

     /1/As permitted under U.K. GAAP, earnings per share has been presented above including and excluding the impact of the windfall tax and goodwill amortization, to provide an additional measure of underlying performance. In accordance with U.S. GAAP, earnings per share has been presented above based on U.S. GAAP earnings, without adjustments for the impact of windfall tax and goodwill amortization. As such additional measures of underlying performance are not permitted under U.S. GAAP, the inclusion of windfall tax in the determination of earnings for the purpose of computation of earnings per share in accordance with U.S. GAAP decreased earnings by (Pounds)317.0 million or 26.86 pence per share/(Pounds)1.07 per ADS for the year ended March 31, 1998. The inclusion on goodwill amortization decreased earnings by (Pounds)31.2 million or 2.63 pence per share/(Pounds)0.11 per ADS for the year ended March 31, 1999, by (Pounds)29.8 million or 2.53 pence per share/(Pounds)0.10 per ADS for the year ended March 31, 1998, by (Pounds)23.7 million or 2.14 pence per share/(Pounds)0.09 per ADS for the year ended March 31, 1997 and by (Pounds)7.5 million or 0.84 pence per share/(Pounds)0.03 per ADS for the year ended March 31, 1996.
     /2/In fiscal 1996, the results included turnover of (Pounds)439.4 million and operating profit of (Pounds)37.7 million (net of reorganization costs of (Pounds)42.7 million explained below) in respect of Manweb for the period of the year following its acquisition on October 6, 1995. In September 1994, the Accounting Standards Board issued Financial Reporting Standard No. 7 on fair values in acquisition accounting. To comply with that reporting standard, reorganization and integration costs must be charged against post acquisition profits, and must not be reflected in the acquisition balance sheet. Accordingly, in line with the company's announcement in January 1996, the severance and reorganization costs of (Pounds)42.7 million associated with the acquisition of Manweb were charged against profits in the second half of fiscal 1996. (Pounds)28.2 million of the (Pounds)42.7 million represents accrual for severance costs (including

50                                                  ScottishPower Form 20-F 1999

      Directors' severance costs) and (Pounds)14.5 million represents reorganization costs in areas such as contracting and retail. In fiscal 1997, the results include turnover of (Pounds)316.2 million and operating profit of (Pounds)114.4 million (net of reorganization costs of (Pounds)21.2 million) in respect of Southern Water, for the period of the year following its acquisition on August 6, 1996.

      Dividends
      An interim dividend in respect of each fiscal year is normally declared by ScottishPower in November for payment in the following March. The final dividend in respect of each fiscal year is normally recommended by Directors in May and paid in October, following approval by ScottishPower's shareholders. A final dividend in respect of fiscal 1999 of 15.00p net per ordinary share will be paid on October 4, 1999, making a total dividend of 22.50p net for fiscal 1999. The total dividend payable per ADS for fiscal 1999 was approximately $1.45 net based on the Noon Buying Rate in effect on March 31, 1999. The following table sets out the dividends paid on ordinary shares and ADSs in respect of the past five fiscal years, excluding any associated U.K. tax credit in respect of such dividends.

                                                   Fiscal Years
                                  Notes   1999   1998   1997   1996   1995
      --------------------------------------------------------------------
       Pence per ordinary share:      1
       Interim                           7.50p  6.80p  6.17p  5.17p  4.55p
       Final                            15.00p 13.60p 12.33p 10.33p  9.10p
       -------------------------------  ------ ------ ------ ------ ------
       Total                            22.50p 20.40p 18.50p 15.50p 13.65p
       -------------------------------  ------ ------ ------ ------ ------
       Pence per ADS                  2
       Interim                          30.00p 27.20p 24.68p 20.68p 18.20p
       Final                            60.00p 54.40p 49.32p 41.32p 36.40p
       -------------------------------  ------ ------ ------ ------ ------
       Total                            90.00p 81.60p 74.00p 62.00p 54.60p
       -------------------------------  ------ ------ ------ ------ ------
       U.S. dollars per ADS         2,3
       Interim                          $ 0.48 $ 0.46 $ 0.40 $ 0.34 $ 0.30
       Final                            $ 0.97 $ 0.91 $ 0.81 $ 0.68 $ 0.60
       -------------------------------  ------ ------ ------ ------ ------
       Total                            $ 1.45 $ 1.37 $ 1.21 $ 1.02 $ 0.90
       -------------------------------  ------ ------ ------ ------ ------

     /1/Dividends per share and per ADS are shown net of any associated U.K. tax credit available to certain holders of ordinary shares and ADSs. See "Item 7. Taxation--Taxation of Dividends". Dividends paid by the Depositary in respect of ADSs are paid in U.S. dollars based on a market rate of exchange that differs from the Noon Buying Rate.
     /2/Calculated based on a ratio of four ordinary shares for one ADS. /3/Dividends have been translated from pounds sterling into U.S. dollars, solely for the convenience of the reader, at $1.61 to (Pounds)1.00, the Noon Buying Rate in effect on March 31, 1999. As dividends paid by ScottishPower are in pounds sterling, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends. See "--Exchange Rates" below.

      Future dividends will be dependent upon the group's earnings, financial condition and other factors. Although dividends have historically been declared and paid semi-annually, following completion of the merger with PacifiCorp, ScottishPower intends to move to quarterly reporting and payment of quarterly dividends. It is expected that a dividend will be paid in February, May, August and November of each year, which is consistent with the current timing of PacifiCorp's dividend payments. Interim and final dividends paid in the past are not necessarily indicative of future dividends. A person resident in the U.K. for tax purposes who receives a dividend from ScottishPower is generally entitled to a tax credit, currently at a rate of 1/9th of the dividend (the "associated U.K. tax credit"). For further information, see "Item
      7. Taxation--Taxation of Dividends".

ScottishPower Form 20-F 1999                                                  51

      Exchange Rates
      Cash dividends are paid by ScottishPower in pounds sterling. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of the ADSs on conversion by the Depositary of such cash dividends paid. In addition, fluctuations in the exchange rate between pounds sterling and U.S. dollars will affect the U.S. equivalent of the quoted pound sterling price of ordinary shares on the London Stock Exchange, and as a result, will likely affect the market price of ADSs in the United States.

      Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

      This management's discussion and analysis is based on the Consolidated Financial Statements of the group prepared in accordance with U.K. GAAP and should be read in conjunction with the Consolidated Financial Statements of the group and Notes thereto included in Item 19 of this report.

      Results of Operations
      The results for the last three fiscal years are set out below. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in Item 19 of this report.

      Results for Fiscal 1999 Compared With Fiscal 1998

      Group Financial Results

      Table 9.1 Group Financial Results

                                                1999      1998    Change
                                           (Pounds)m (Pounds)m (Pounds)m     %
      -------------------------------------------------------------------------
       Turnover                              3,242.3   3,128.2     114.1   3.6
       Operating profit                        802.8     785.1      17.7   2.3
       Profit before tax                       643.8     639.6       4.2   0.7
       Free cash flow before windfall tax      702.2     733.8     (31.6) (4.3)
       Earnings per share before windfall
       tax                                    42.42p    41.28p     1.14p   2.8
       Earnings per share before goodwill
       amortization and windfall tax          42.52p    41.28p     1.24p   3.0
       Dividend per share                     22.50p    20.40p     2.10p  10.3
      -------------------------------------------------------------------------

      Group turnover grew during the year by (Pounds)114 million to (Pounds)3,242 million, an increase of 3.6%. This was due mainly to growth in the developing domestic gas area and telecommunications business. Gas and other energy sales were up by (Pounds)77 million to (Pounds)240 million, reflecting our continuing success in gaining new customers in the domestic market, and the total sales of ScottishTelecom were almost doubled at (Pounds)220 million.

      The rise in overall turnover, together with continued strong control over operating costs, led to good growth in earnings before interest, tax, depreciation and amortization (EBITDA), up (Pounds)66 million to (Pounds)1,017 million, and higher operating profit of (Pounds)803 million, up (Pounds)18 million.

      The net interest charge increased by (Pounds)14 million to (Pounds)161 million, mainly due to the impact on debt of the two windfall tax payments in December 1997 and December 1998, totaling (Pounds)317 million, and the continued capital expenditure program.

      Profit before tax grew by (Pounds)4 million to (Pounds)644 million. At (Pounds)142 million, the ordinary tax charge represented an effective tax rate of 22.0%, reduced from 23.7% in the previous year.

      Earnings per share amounted to 42.42p, a rise of 2.8% on a comparable basis. One further measure of earnings per share in the financial statements is before windfall tax and amortization of goodwill. This amounted to 42.52p, an increase of 3% on the equivalent figure last year. The recommended final dividend of 15.00p net per share brought the total dividend per share for the year to 22.50p net, an increase of 10.3%. This is in line with our aim of 7% to 8% real dividend growth per annum until at least the regulatory reviews in the year 2000, whilst

52                                                  ScottishPower Form 20-F 1999
      maintaining a prudent level of dividend cover. The dividend cover reduced marginally to 1.9 times from 2.0 times the previous year.

      Free cash flow for the year, before windfall tax, was (Pounds)702 million (as defined on page F-12), a reduction of (Pounds)32 million, reflecting working capital increases in our developing gas and telecommunications businesses. The group invested (Pounds)754 million in capital projects during the year, (Pounds)97 million more than in the previous year. This investment was primarily to improve the quality of the infrastructure assets in our electricity, and water and wastewater services businesses, and to support the growth of our telecommunications business.

      Net debt increased from (Pounds)1,953 million to (Pounds)2,421 million, mainly due to the continuing capital investment program. Gearing at March 31, 1999 increased to 124% compared to 114% a year ago. Interest cover remained prudent at 5.0 times.

      Group Turnover

      Table 9.2 Turnover by business segment

                                     Total turnover             Inter-segment turnover            External turnover
                                   1999      1998    Change       1999      1998    Change       1999      1998    Change
                        Notes (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m
      -------------------------------------------------------------------------------------------------------------------
       Energy business
       Generation
       Wholesale            1     914.3   1,014.3    (100.0)     695.3     764.8     (69.5)     219.0     249.5     (30.5)
       Power Systems              470.1     443.0      27.1      416.8     391.1      25.7       53.3      51.9       1.4
       Energy Supply            1,434.5   1,336.2      98.3       28.8      11.5      17.3    1,405.7   1,324.7      81.0
       Manweb                     614.2     662.5     (48.3)      18.1       8.6       9.5      596.1     653.9     (57.8)
       ----------------------   -------   -------    ------    -------   -------      -----   -------   -------     -----
       Energy Total             3,433.1   3,456.0     (22.9)   1,159.0   1,176.0     (17.0)   2,274.1   2,280.0      (5.9)
       ----------------------   ----------------------------------------------------------
       Non-energy
       business
       Manweb                         -       5.3      (5.3)         -       5.3      (5.3)         -         -         -
       Southern Water             440.2     453.0     (12.8)       0.7       0.4       0.3      439.5     452.6     (13.1)
       ScottishTelecom      2     219.9     113.3     106.6       39.2      31.2       8.0      180.7      82.1      98.6
       Other              1,2     612.8     410.7     202.1      264.8      97.2     167.6      348.0     313.5      34.5
       ----------------------   ----------------------------------------------------------    -------   -------     -----
       Total                                                                                  3,242.3   3,128.2     114.1
       ----------------------   ----------------------------------------------------------    -------   -------     -----

     /1/The Generation Wholesale segment previously included sales from gas trading activities which are now reported in the Other business segment. Total turnover for the Generation Wholesale segment for 1998 included (Pounds)100.5 million of gas trading sales of which (Pounds)82.4 million related to internal sales.
     /2/The ScottishTelecom business segment and the Other business segment were previously combined as the Developing business and ancillary services segment. The ScottishTelecom business segment has been separately identified due to its increased significance to the group. Prior year figures have been restated accordingly.

      Table 9.3 External Energy Turnover

                                                  1999                                     1998
                                Generation     Power    Energy           Generation     Power    Energy
                                 Wholesale   Systems    Supply     Total  Wholesale   Systems    Supply     Total
                                 (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      -----------------------------------------------------------------------------------------------------------
       First tier electricity            -         -   1,115.6   1,115.6          -         -   1,111.0   1,111.0
       Second tier electricity           -         -     136.6     136.6          -         -     152.4     152.4
       Wholesale electricity         185.4         -         -     185.4      199.4         -         -     199.4
       Gas and other energy
       sales                          33.6      53.3     153.5     240.4       50.1      51.9      61.3     163.3
                                     -----      ----   -------   -------      -----      ----   -------   -------
       ScottishPower sub total       219.0      53.3   1,405.7   1,678.0      249.5      51.9   1,324.7   1,626.1
       Manweb                                                      596.1                                    653.9
       ----------------------------------------------------------------- ------------------------------ ---------
       Total                                                     2,274.1                                  2,280.0
       ----------------------------------------------------------------- ------------------------------ ---------

ScottishPower Form 20-F 1999                                                  53

      Group turnover of (Pounds)3,242 million was (Pounds)114 million higher than fiscal 1998, an increase of 3.6%. Total energy sales across the group were (Pounds)2,274 million, a reduction of (Pounds)6 million on the previous year. Higher sales volumes in the ScottishPower franchise area and further growth in our share of the domestic gas market were more than offset by lower revenues in Manweb and in the ScottishPower second tier and large business markets, due to competitive pricing. Southern Water's contribution to group turnover reduced by (Pounds)13 million, reflecting the full-year impact of the disposal of non-core businesses in the prior year, with underlying business turnover increasing by (Pounds)19 million year-on-year. Scottish Telecom increased its total turnover by (Pounds)107 million to (Pounds)220 million, with external sales rising by (Pounds)99 million to (Pounds)181 million. The group's other businesses increased their turnover by (Pounds)35 million.

      ScottishPower energy sales are divided into four market segments: first tier sales, which represent the sale of electricity to customers in the Scottish franchise area; second tier sales by ScottishPower to customers outside the Scottish franchise area; wholesale, which is the sale of electricity to other electricity companies and to the Pool in England and Wales; and gas and other energy sales, which include the sale of gas by ScottishPower in both the established commercial and industrial market and in the emerging domestic gas market in the U.K.

      First tier sales were (Pounds)1,116 million, an increase of (Pounds)5 million on the previous year. Volumes increased in the year by 1.4% to 19,831 GWh, primarily due to more normal winter weather following the unusually mild winter in 1997-98. Sales in the first tier competitive market were broadly in line with the previous year, despite prices being lower in the domestic and commercial sectors, and because of continued competition in the industrial sector.

      Sales of electricity in the second tier market sector reduced by (Pounds)16 million to (Pounds)137 million, with lower sales volumes outside our home territories as a result of exiting from loss-making business in this area.

      Wholesale turnover reduced in the year, down 7% to (Pounds)185 million, with higher export volumes, up by 442 GWh to 6,049 GWh, offset by lower Pool prices. Agency sales were 2.7% lower at 1,010 GWh.

      Gas and other energy sales increased by (Pounds)77 million to (Pounds)240 million, mainly as a result of our success in winning customers in the new domestic gas markets.

      Manweb's energy turnover for the year was (Pounds)596 million, a fall of (Pounds)58 million or 9% compared to the previous year. Distribution revenues increased by (Pounds)8 million, principally as a result of the regulatory pricing formula. The benefits of lower costs were passed on to domestic and business customers through reduced tariffs. The effect on profit from tariff reductions to the domestic and small business sectors, some (Pounds)20 million, was more than offset by improved performance elsewhere in the commercial and industrial sector, arising from exiting from loss-making business.

      Southern Water's contribution to group turnover fell by (Pounds)13 million to (Pounds)440 million, due entirely to the previous year's disposal of the non-core businesses. Turnover in the regulated business increased to (Pounds)439 million, a rise of (Pounds)19 million compared to the previous year, due to higher prices to fund the capital expenditure program.

      Total sales in ScottishTelecom increased by (Pounds)107 million to (Pounds)220 million, including a contribution to group turnover of (Pounds)49 million from Demon Internet for the period since acquisition. Total turnover in Telecommunication Services increased by (Pounds)41 million to (Pounds)126 million, with total turnover in The CallCentre Service rising by (Pounds)3 million to (Pounds)12 million and in Information Services by (Pounds)14 million to (Pounds)33 million. External turnover in ScottishTelecom increased by (Pounds)99 million to (Pounds)181 million.

      The group's other businesses increased their turnover by (Pounds)35 million to (Pounds)348 million. The Retail business, despite the poor market conditions during the year, increased its turnover to (Pounds)287 million due to new store openings, with like-for-like sales falling by 5.7%.

      Group Operating Costs
      The 0.5% increase in cost of sales to (Pounds)1,861 million compared favorably with the 3.6% increase in turnover. Cost of sales in the energy businesses increased due to the higher gas sales volumes.

54                                                  ScottishPower Form 20-F 1999

      Transmission and distribution costs increased by (Pounds)39 million year-on-year, largely due to customer capture costs in the growing electricity and gas supply businesses, together with costs of the severe winter storms in Scotland. Administrative expenses increased by (Pounds)46 million in the year, due to the expansion of our developing businesses, especially telecommunications, and increased rates and depreciation charges in our wires and pipes businesses.

      The group has continued to use benchmarking as a tool to reduce substantially underlying operating costs and improve performance during the year.

      In the Scottish energy businesses, Generation Wholesale announced a major new cost savings initiative, while Power Systems' continued reduction of core business costs has been achieved, principally through benchmarking and continued transfer of best practices--specifically by comparing performance between regions. Energy Supply achieved significant efficiency improvements through best practice transfer between ScottishPower and Manweb and from external benchmarking of cost and service performance.

      In Manweb further cost savings have been identified through best practice transfers with both the Power Systems and Energy Supply businesses.

      Cost reduction initiatives in Southern Water have achieved significant improvements in OFWAT ratings of cost performance in water and drainage businesses. Transition plan savings totaled (Pounds)10 million in the year, bringing total savings to (Pounds)41 million since acquisition. Further initiatives announced in September 1998 to build on the success of the transition plan will deliver additional cost savings.

      Group Operating Profit

      Table 9.4 Group operating profit by business segment

                                        1999       1998     Change
                                   (Pounds)m  (Pounds)m  (Pounds)m
      -------------------------------------------------------------
       Generation Wholesale            115.3      130.8      (15.5)
       Power Systems
       Transmission                     83.5       80.1        3.4
       Distribution                    178.2      169.4        8.8
       Energy Supply
       First tier electricity           36.3       38.0       (1.7)
       Second tier electricity             -       (3.8)       3.8
       Gas and other energy sales      (16.2)     (19.1)       2.9
                                     -------      -----      -----
       Scottish energy businesses      397.1      395.4        1.7
       Manweb                          125.2      131.3       (6.1)
       Southern Water                  262.2      240.7       21.5
       ScottishTelecom                  10.3        4.7        5.6
       Other                             8.0       13.0       (5.0)
       --------------------------    -------      -----      -----
       Total                           802.8      785.1       17.7
       --------------------------    -------      -----      -----

      Group operating profit amounted to (Pounds)803 million, an increase of 2.3% or (Pounds)18 million compared with fiscal 1998. This increase in group operating profit is after absorbing an additional (Pounds)28 million of costs compared to the previous year, for capturing new energy and telecom customers, marketing the ScottishPower brand, and depreciation of new systems required to operate in the competitive electricity and gas markets.

      Operating profit in the Scottish energy businesses increased by (Pounds)2 million to (Pounds)397 million. Reduced Generation Wholesale profit from lower sales prices was more than offset by increased profit in Power Systems from higher distribution revenues and in Energy Supply from increasing domestic gas margins and improved performance in the second tier market.

      The profit in Generation Wholesale was (Pounds)115 million in the year, down (Pounds)16 million compared with fiscal 1998. Higher electricity volumes were sold at lower prices, both to our Energy Supply business and to the wholesale
ScottishPower Form 20-F 1999                                                  55
      market. In addition there were higher capacity and transmission charges. Interconnector capacity was increased in the year, with volumes up by 7.9%, but with contribution unchanged due to reductions in Pool prices.

      Power Systems increased profit by more than (Pounds)12 million to (Pounds)262 million. Transmission increased operating profit by (Pounds)3 million to (Pounds)84 million, due to price increases allowed under the regulatory formula. Distribution profits improved by (Pounds)9 million, as a result of higher distribution revenues from allowed price increases, higher sales volumes and a more favorable mix of units sold. Further business cost reductions were achieved, which partially offset increased depreciation charges and new industry costs associated with the operation of the competitive electricity market.

      In Energy Supply, first tier profit reduced by (Pounds)2 million to (Pounds)36 million, with lower generation costs more than offset by price reductions to customers and the costs of operating in the competitive electricity market. The impact of competition on financial performance in our first tier market has not been significant. The second tier segment recorded a break-even result, despite absorbing (Pounds)3 million of capture costs for new domestic electricity customers won in this market. Margins have been improved despite the competitive pressures in the large business sector of this market, primarily as a result of lower Pool prices and exit from loss-making contracts.

      In the commercial and domestic gas markets the operating loss of (Pounds)16 million reflects customer capture costs of (Pounds)17 million this year, increased costs from serving the expanded customer base, in part offset by the margins obtained from supplying new gas customers in the domestic sector. Payback on our initial investment in acquiring a domestic gas customer is currently being achieved in 18 months. Overall, Energy Supply profits increased by (Pounds)5 million to (Pounds)20 million.

      Operating profit in Manweb decreased by (Pounds)6 million to (Pounds)125 million. Increased depreciation charges and marketing costs in the competitive electricity market contributed to the reduction in profit, with price reductions passed on to customers offset by lower generation prices.

      Southern Water contributed more than (Pounds)21 million of additional operating profit, mainly from increased revenues and continuing cost savings of (Pounds)10 million delivered by the acquisition transition plan during fiscal 1999. These savings offset the additional (Pounds)7 million costs of new obligations arising from the construction and operation of new wastewater treatment plants. Year-on-year, Southern Water's operating profit increased by 8.9% from (Pounds)241 million to (Pounds)262 million. All non-core businesses have been sold and, together with property sales, have realized (Pounds)129 million, (Pounds)29 million ahead of the target set at acquisition.

      ScottishTelecom's contribution to group operating profit was (Pounds)10 million, up from (Pounds)5 million in fiscal 1998, with EBITDA higher by (Pounds)15 million to (Pounds)26 million. The improvement in operating profit reflects the increased volume of network traffic and growth in the provision of Internet services, resulting from our acquisition of Demon Internet on May 1, 1998. Operating profit for Demon totaled (Pounds)12 million including increased ingress receipts, with the Information Services business recording a profit of (Pounds)7 million and The CallCentre Service (Pounds)2 million. Telecommunication Services recorded a loss of (Pounds)11 million, primarily from one-off customer capture costs and increased depreciation.

      Profits in the other businesses were (Pounds)8 million, (Pounds)5 million lower than the previous year due to a fall in Retail's profits, as a result of difficult market conditions in this sector throughout fiscal 1999. Performance in the other businesses was in line with the prior year.

      Interest and Taxation
      The net interest charge of (Pounds)161 million was (Pounds)14 million higher than in fiscal 1998. This was due mainly to the full-year effect of increased debt on payment of the first installment of the windfall tax in December 1997, and part-year impact from the second installment, paid in December 1998. Changes to the group's debt portfolio were made during the year to take advantage of falling interest rates and to extend the maturity profile of the group's borrowings. As a result, the average interest rate for the group during the year was 8.0%, versus 8.4% in fiscal 1998. Interest cover remained prudent at 5.0 times, against 5.3 times in the prior year. The effective tax rate was reduced to 22.0% from 23.7% in the previous year largely due to higher capital allowances on the current mix and level of capital expenditure.

56                                                 ScottishPower Form 20-F 1999

      Earnings and Dividends
      The profit after ordinary tax for the year amounted to (Pounds)502 million, an increase of (Pounds)14 million or 2.9%. With a weighted average 1,185 million shares in issue during the year, earnings per share were 42.42p before windfall tax, an increase of 2.8% on a comparable basis.

      The proposed final dividend of 15.00p net per share brings the total dividend per share for the year to 22.50p net, an increase of 10.3%. The full-year dividend was covered 1.9 times by earnings, versus 2.0 times in fiscal 1998. This increase in dividend is in line with our stated aim of achieving 7% to 8% real dividend growth until at least the regulatory reviews in the year 2000, whilst maintaining a prudent level of dividend cover. It is ScottishPower's current aim to deliver real dividend growth thereafter and this will be re-examined once the outcome of the regulatory reviews is known.

      Results for Fiscal 1998 Compared With Fiscal 1997

      Group Financial Results

      Table 9.5 Group Financial Results

                                                1998      1997    Change
                                           (Pounds)m (Pounds)m (Pounds)m    %
      -----------------------------------------------------------------------
       Turnover                              3,128.2   2,940.7     187.5  6.4
       Operating profit                        785.1     663.9     121.2 18.3
       Profit before tax                       639.6     558.4      81.2 14.5
       Free cash flow before windfall tax      733.8     583.4     150.4 25.8
       Earnings per share before windfall
       tax                                    41.28p    38.11p     3.17p  8.3
       Dividend per share                     20.40p    18.50p     1.90p 10.3
      -----------------------------------------------------------------------

      Group turnover of (Pounds)3,128 million in fiscal 1998 was (Pounds)187 million higher than in fiscal 1997, an increase of 6.4%. This was due mainly to a full year's revenue from Southern Water and growth in ScottishTelecom where sales more than doubled. Sales in our energy businesses were maintained, despite lower prices to our customers due to tariff reductions, competitive pricing outside ScottishPower's franchise area and lower volumes which resulted from the exceptionally mild winter. Offsetting this, gas sales were up by over 200% to (Pounds)60 million, reflecting our continuing success in gaining new customers in that market. Total domestic gas customers acquired at March 31, 1998 were 320,000.

      The rise in overall turnover together with continued strong control over operating costs led to good growth in EBITDA, up (Pounds)150 million to (Pounds)951 million, and higher operating profit of (Pounds)785 million, up (Pounds)121 million.

      The net interest charge increased by (Pounds)39 million to (Pounds)147 million, mainly due to the full year effect of additional borrowings associated with the acquisition of Southern Water in August 1996 and the payment of the first installment of the windfall tax in December 1997.

      Profit before tax grew by 14.5% to (Pounds)640 million. At (Pounds)152 million, the ordinary tax charge represented an effective tax rate of 23.7%, down from 24.5% in the previous year. Provision has been made in full for the windfall tax on utilities announced in the July 1997 budget; the liability for the group has been assessed at (Pounds)317 million.

      Earnings per share before the windfall tax amounted to 41.28p, an increase of 8.3% compared to fiscal 1997. The recommended final dividend of 13.60p net per share brought the total dividend per share for fiscal 1998 to 20.40p net, an increase of 10.3% compared to fiscal 1997. This is in line with ScottishPower's stated aim of 7% to 8% real dividend growth per annum, until at least the regulatory reviews in the year 2000, while maintaining a prudent level of dividend cover. The dividend cover remained at just over two times earnings before the windfall tax.

      Free cash flow for the year before windfall tax was (Pounds)734 million, an increase of (Pounds)150 million compared to fiscal 1997, reflecting the improved operating performance and good control of working capital. The group invested (Pounds)657

ScottishPower Form 20-F 1999                                                  57
      million in capital projects during the year, (Pounds)186 million more than in the previous year. This investment was primarily to improve the quality of the infrastructure assets in the group's electricity and water and wastewater services businesses, and to grow the group's telecommunications business. The figures also reflect a full year of expenditure at Southern Water.

      Net debt increased from (Pounds)1,790 million to (Pounds)1,953 million, mainly due to payment of the first installment of the windfall tax of (Pounds)158 million.

      Gearing at March 31, 1998 reduced to 114% compared to 118% a year ago, despite the impact of part of the windfall tax. Excluding the effect of the windfall tax, gearing would have been 100%. Interest cover remained prudent at 5.3 times.

      Group Turnover
      Table 9.6 Turnover by business segment

                                    Total turnover             Inter-segment turnover            External turnover
                                  1998      1997    Change       1998      1997    Change       1998      1997    Change
                             (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m
      -------------------------------------------------------------------------------------------------------------------
       Energy business
       Generation Wholesale    1,014.3     974.4      39.9      764.8     744.4      20.4      249.5     230.0      19.5
       Power Systems             443.0     429.2      13.8      391.1     386.8       4.3       51.9      42.4       9.5
       Energy Supply           1,336.2   1,270.4      65.8       11.5       0.9      10.6    1,324.7   1,269.5      55.2
       Manweb                    662.5     738.4     (75.9)       8.6         -       8.6      653.9     738.4     (84.5)
                               -------   -------     -----    -------   -------      ----    -------   -------     -----
       Energy Total            3,456.0   3,412.4      43.6    1,176.0   1,132.1      43.9    2,280.0   2,280.3      (0.3)
      -------------------------------------------------------------------------
       Non-energy business
       Manweb                      5.3      20.9     (15.6)       5.3       4.2       1.1          -      16.7     (16.7)
       Southern Water            453.0     316.7     136.3        0.4       0.5      (0.1)     452.6     316.2     136.4
       ScottishTelecom           113.3      53.7      59.6       31.2      16.7      14.5       82.1      37.0      45.1
       Other                     410.7     359.2      51.5       97.2      68.7      28.5      313.5     290.5      23.0
      -------------------------------------------------
       Total                                                                                 3,128.2   2,940.7     187.5
      -------------------------------------------------                                      -------   -------     -----


      Table 9.7 External energy turnover

                                                  1998                                     1997
                                Generation     Power    Energy           Generation     Power    Energy
                                 Wholesale   Systems    Supply     Total  Wholesale   Systems    Supply     Total
                                 (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      -----------------------------------------------------------------------------------------------------------
       First tier electricity            -         -   1,111.0   1,111.0          -         -   1,150.3   1,150.3
       Second tier electricity           -         -     152.4     152.4          -         -     101.8     101.8
       Wholesale electricity         199.4         -         -     199.4      195.6         -         -     195.6
       Gas and other energy           50.1      51.9      61.3     163.3       34.4      42.4      17.4      94.2
                                     -----      ----   -------   -------      -----      ----   -------   -------
       ScottishPower sub total       249.5      51.9   1,324.7   1,626.1      230.0      42.4   1,269.5   1,541.9
                                                                              -----      ----   -------
       Manweb                                                      653.9                                    738.4
      ------------------------------------                       -------      -------------------------   -------
       Total                                                     2,280.0                                  2,280.3
      ------------------------------------                       -------      -------------------------   -------

      Group turnover of (Pounds)3,128 million was (Pounds)187 million higher than fiscal 1997, an increase of 6.4%. Total energy sales across the group were (Pounds)2,280 million, the same as in the previous year. Lower sales as a result of the exceptionally mild winter, combined with competitive pricing in the second tier market and lower prices in the domestic market, were offset by increased sales in the emerging gas markets. Southern Water's contribution to group turnover increased by (Pounds)136 million, mainly reflecting the inclusion of the first full year's trading. ScottishTelecom turnover was (Pounds)45 million higher compared to fiscal 1997.

58                                                  ScottishPower Form 20-F 1999

      In the first tier market, sales were (Pounds)1,111 million, down (Pounds)39 million on the previous year. Volumes were reduced (down 3.0% to 19,622 GWh) by the unusually mild Winter in fiscal 1998 and lower sales in the competitive part of this market. In addition, prices were lower due to tariff reductions in the domestic sector and competition in the commercial and industrial sector.

      In contrast, second tier volumes continued to grow with volumes increasing by 54%; turnover was (Pounds)51 million higher at (Pounds)153 million, reflecting our success in winning new customers. In addition, the further combination of the ScottishPower and Manweb sales forces led to all new customers contracting with ScottishPower.

      Wholesale electricity sales also increased in the year, up 2% to (Pounds)199 million, where the effect of lower export volumes, down 4% to 5,607 GWh due to system constraints in the first half of the year, was offset by higher agency sales.

      Gas and other energy sales increased by (Pounds)69 million to (Pounds)163 million in fiscal 1998, mainly as a result of the group's success in winning customers in the new domestic gas markets.

      Manweb's energy turnover for fiscal 1998 was (Pounds)654 million, a fall of (Pounds)84 million or 11% compared to the previous year. Distribution income reduced as a result of the regulatory pricing formula and the benefits of lower costs were passed on to domestic and business customers through reduced tariffs. In addition, the continued combination of the ScottishPower and Manweb sales forces led to further new industrial and commercial customers contracting with ScottishPower.

      Southern Water's contribution to group turnover increased by (Pounds)136 million to (Pounds)453 million primarily as a result of the full year effect. Turnover in the core business increased to (Pounds)420 million, an increase of (Pounds)21 million compared to the equivalent full year in fiscal 1997, due to higher prices to fund the capital expenditure program. In the non-core businesses, turnover for the full year fell by (Pounds)43 million, as expected, due to the business disposals achieved during the year.

      Turnover in ScottishTelecom increased by (Pounds)45 million in fiscal 1998 to (Pounds)82 million reflecting the continued expansion through further organic growth and acquisitions. External turnover increased by 122% to (Pounds)82 million and total turnover by 111% to (Pounds)113 million.

      Turnover in the other businesses increased by (Pounds)23 million in fiscal 1998 to (Pounds)314 million. The Retail business, despite the poor market conditions experienced during the year, increased its turnover by (Pounds)7 million to (Pounds)274 million due to new store openings and increased sales of multimedia; however like-for-like sales fell by 4%.

      Group Operating Costs
      The 6.1% increase in cost of sales to (Pounds)1,851 million in fiscal 1998 compared favorably with the 6.4% increase in turnover, reflecting the continued focus in the group on cost control and improved efficiency. Cost of sales in the energy businesses increased due to the higher gas and second tier sales volumes, offset by reduced other costs arising from benchmarking and cost initiatives.

      Operating costs at Manweb were (Pounds)24 million less than the previous year, beating the original target by (Pounds)6 million. In Southern Water on a full year basis, after allowing for higher costs from new environmental obligations and capital schemes, operating costs fell by (Pounds)28 million, (Pounds)3 million better than target. These operating cost reductions have been achieved principally as a result of synergies following acquisition and through the sale of non-core Southern Water businesses.

      Costs in Scottish Telecom increased due to business expansion.

      Transmission and distribution costs fell by (Pounds)3 million year-on-year despite the impact of initial domestic gas customer capture costs in the gas business and the repair costs necessary as a result of the severe Winter storms.

      Allowing for restructuring costs in the prior year arising on the acquisition of Southern Water, administrative expenses reduced due to savings which offset increases arising through the expansion in telecommunications. As with cost of sales, there is a continued drive on improving cost efficiency across all areas of the group.

ScottishPower Form 20-F 1999                                                  59

      Group Operating Profit

      Table 9.8 Group operating profit by business segment

                                     1998       1997       Change
                                (Pounds)m  (Pounds)m    (Pounds)m
      ------------------------------------------------------------
       Generation Wholesale         130.8      146.1        (15.3)
       Power Systems
       Transmission                  80.1       77.3          2.8
       Distribution                 169.4      150.7         18.7
       Energy Supply
       First tier electricity        38.0       39.4         (1.4)
       Second tier electricity       (3.8)      (3.2)        (0.6)
       Gas and other energy
       sales                        (19.1)      (3.8)       (15.3)
                                    -----      -----        -----
       Scottish energy
       businesses                   395.4      406.5        (11.1)
       Manweb                       131.3      135.0         (3.7)
       Southern Water               240.7      114.4/1/     126.3
       ScottishTelecom                4.7       (1.5)         6.2
       Other                         13.0        9.5          3.5
       -----------------------      -----      -----        -----
       Total                        785.1      663.9        121.2
       -----------------------      -----      -----        -----

     /1/Eight months from date of acquisition and after reorganization costs of (Pounds)21.2 million.

      Group operating profit was (Pounds)785 million in fiscal 1998, an increase of 18% compared to fiscal 1997. Operating profit in the Scottish Energy businesses fell by (Pounds)11 million to (Pounds)395 million, due mainly to reduced generation profits and customer capture costs in the emerging gas markets. These were offset in part by lower costs and increased profit in Power Systems, mainly due to lower costs and increased distribution revenues.

      The profit in Generation Wholesale was (Pounds)131 million in fiscal 1998, down (Pounds)15 million from fiscal 1997. The generation profitability was down (Pounds)9 million due to reduced volumes, higher depreciation and a greater volume of "must take' nuclear purchases. In wholesale, profit fell by (Pounds)6 million reflecting lower export volumes, as a result of system constraints, and reduced margins.

      The Power Systems business increased profit by (Pounds)22 million to (Pounds)250 million. Within this business, transmission increased operating profit by (Pounds)3 million to (Pounds)80 million with higher National Grid costs being more than offset by increased exit charges and savings from operating cost initiatives. The distribution profit increased by (Pounds)19 million as a result of higher distribution revenues and operating cost savings.

      In Energy Supply, first tier profit fell by (Pounds)1 million due to reductions in prices and the impact of lower volumes as a result of the mild Winter. Losses in the second tier market increased modestly to (Pounds)4 million due to the competitive pressures in this sector. Actions to stem further second tier losses have been taken and much of the unprofitable business has now been surrendered. In other energy sales, the operating loss of (Pounds)19 million reflects initial domestic customer gas capture costs of approximately (Pounds)12 million, principally in the second half of the year.

      Operating profit in Manweb decreased slightly by (Pounds)4 million to (Pounds)131 million. A fall in turnover was offset by a reduction in costs due to the implementation of the last stage of the acquisition transition plan. Total operating cost savings arising from the acquisition of Manweb now total (Pounds)98 million compared to cost levels pre-acquisition of (Pounds)176 million, and ongoing cost savings are (Pounds)6 million better than the transition plan target.

      Southern Water contributed an additional (Pounds)126 million of operating profit arising mainly from the inclusion of results for a full year and cost savings of (Pounds)28 million delivered by the acquisition transition plan in fiscal 1998, (Pounds)3 million ahead of plan. Year-on-year, Southern Water's operating profit increased by 21% to (Pounds)241 million from (Pounds)200 million. All enterprise businesses are now sold and will realize (Pounds)90 million, (Pounds)20 million ahead of target. Property disposal proceeds have already reached just under the target of (Pounds)30 million, with further sales scheduled in the year ahead.

60                                                 ScottishPower Form 20-F 1999

      Profits in ScottishTelecom were (Pounds)5 million for the year, an increase of (Pounds)6 million meeting the previously announced target of (Pounds)4 million for the year from a (Pounds)1 million loss in the previous year.

      Profits in the other businesses were (Pounds)13 million for the year, a decrease of (Pounds)3 million after removing the effect of (Pounds)7 million of gas capture costs included in this segment last year. Retail's profit fell from (Pounds)14 million to (Pounds)9 million due to the difficult market conditions in this sector throughout fiscal 1998. The operating profits of the Contracting Services, Technology and other businesses improved from the prior year.

      Interest
      The net interest charge of (Pounds)147 million was (Pounds)39 million higher than in fiscal 1997 due mainly to the full year effect of increased debt following the acquisition of Southern Water in 1996 and the payment of the first installment of the windfall tax of (Pounds)158 million in December 1997. Changes to the group's debt portfolio were made during the year to manage the increasing trend of interest rates and extend the maturity profile of the group's borrowings. As a result, the average interest rate for the group during the year was 8.4%, slightly below that for fiscal 1997. Interest cover remained prudent at
      5.3 times.

      Taxation
      Profit before tax grew by 14.5% to (Pounds)640 million, while the effective tax rate was reduced to 23.7% from 24.5% in the previous year. The decrease was mainly due to the reduction in the corporation tax rate arising from the July 1997 budget and the write back of Advance Corporation Tax, offset in part by the previous Chancellor's decision to reduce capital allowances on long life assets. Provision has been made in full for the windfall tax on utilities announced in the July 1997 budget. The liability for the group has been assessed at (Pounds)317 million.

      Earnings and Dividends
      The profit after ordinary tax for fiscal 1998 amounted to (Pounds)488 million, an increase of (Pounds)66 million or 15.7%. With a weighted average 1,180 million shares in issue during the year, earnings per share before windfall tax were 41.28p, an increase of 8.3%.

      The recommended final dividend of 13.60p net per share brought the total dividend per share for the year to 20.40p net, an increase of 10.3%. The full year dividend was covered just over two times by earnings excluding the effects of the windfall tax. This increase in dividend is in line with our stated aim of achieving 7% to 8% real dividend growth per annum until at least the regulatory reviews in the year 2000, while maintaining a prudent level of dividend cover.

      Liquidity and Capital Resources

      Capital Expenditure

      Table 9.9 Net Capital Expenditure/1/

                                  1999      1998      1997
                             (Pounds)m (Pounds)m (Pounds)m
      ----------------------------------------------------
       Generation Wholesale       42.5      43.7      77.2
       Power Systems             127.5     142.1     102.8
       Energy Supply              23.9      29.6       7.2
       Manweb                     85.5      74.7      75.1
       Southern Water            346.6     284.4     129.5
       ScottishTelecom           103.2      58.2      48.8
       Other                      25.0      24.2      29.7
      ------------------------   -----     -----     -----
       Total                     754.2     656.9     470.3
      ------------------------   -----     -----     -----

     /1/After deducting customer contributions.

ScottishPower Form 20-F 1999                                                  61

      The group continued to increase investment in its businesses, with net capital expenditure for fiscal 1999 of (Pounds)754 million, an increase of (Pounds)97 million over fiscal 1998. This reflected increased expenditure on the capital program in Southern Water and the continued emphasis on growth of ScottishTelecom.

      Capital expenditure in Generation Wholesale was (Pounds)42 million, with investment directed towards efficiency and environmental improvements and development of gas storage facilities at Hatfield Moors. Further expenditure was incurred at Longannet and Cockenzie power stations to extend station lives.

      In Power Systems, net capital expenditure for the year amounted to (Pounds)128 million, a decrease of (Pounds)14 million. The distribution business spent (Pounds)36 million to improve the quality and reliability of the electricity supply to customers, and (Pounds)22 million on expanding the network to meet demand for new electricity supply. More than (Pounds)42 million was invested in new systems for improved network management, the opening up of the electricity market to full competition, and on enhancing customer service.

      In transmission, (Pounds)28 million was invested to reinforce and refurbish specific parts of the overhead line system, and on network expansion to support new business opportunities.

      In Energy Supply, capital expenditure of (Pounds)24 million mainly reflected further investment in new systems for the liberalization of the electricity market, and in the development of Energy Services products for large business customers.

      Manweb capital expenditure amounted to (Pounds)86 million. (Pounds)26 million was spent on modernizing the network to improve reliability and quality of electricity supply to customers. Net expenditure on expanding the network to meet demand growth and on providing new connections to customers was (Pounds)37 million. The balance was invested in enhancing customer service and business systems for the competitive market.

      Capital expenditure in Southern Water, including infrastructure renewal expenditure, amounted to (Pounds)347 million, compared with (Pounds)285 million in the previous year. The amount included (Pounds)197 million as part of the ongoing program to ensure compliance with the higher standards set by European Union Directives on the quality of bathing water, urban wastewater discharges and sludge disposal. Investment was also undertaken to improve security of supply, increase the availability of water resources and reduce leakage in line with Water Summit commitments.

      Capital expenditure in ScottishTelecom amounted to (Pounds)103 million, with (Pounds)48 million associated with the expansion of network reach and capacity, including (Pounds)16 million in the north of Scotland and (Pounds)5 million for expansion in the Manweb territory. A further (Pounds)29 million of spending was attributable to Demon Internet, including expenditure related to the migration of Demon customers to the ScottishTelecom network and to acquiring increased transatlantic capacity.

      In the other businesses, Retail's capital expenditure totaled (Pounds)8 million, most of which related to the opening of new stores.

      Cash Flow
      Net cash inflow from operations decreased from (Pounds)1,014 million to (Pounds)945 million. This reflected the group's investment in working capital, primarily in the growing gas and telecommunications businesses.

      Net interest paid of (Pounds)150 million was (Pounds)3 million higher than the equivalent figure in fiscal 1998, with increases due to the higher debt level, partly offset by a change in the mix of our debt portfolio. Ordinary tax paid decreased by (Pounds)41 million. Free cash flow for the group, before windfall tax, was (Pounds)702 million, (Pounds)32 million lower than in fiscal 1998. The payment of the final installment of windfall tax amounted to (Pounds)158 million and capital expenditure was (Pounds)683 million, up (Pounds)90 million on last year.

      Business acquisitions in the year totaled (Pounds)77 million, all of which were undertaken by ScottishTelecom. Of this total, (Pounds)66 million related to Demon Internet, (Pounds)2 million to Watermark Games and the remainder comprised

62                                                  ScottishPower Form 20-F 1999
      deferred consideration for prior year acquisitions of Megafone and Teledata. Dividends paid to shareholders amounted to (Pounds)253 million, up from (Pounds)226 million last year.

      Net debt at March 31, 1999 was (Pounds)2,421 million, an increase of (Pounds)468 million compared with a year ago, principally due to payments of windfall tax and the increased program of capital expenditure. Gearing at March 31, 1999 was 124%, up from 114% at March 31, 1998.

      Treasury

      Financing
      The treasury focus during the year was on further refinancing of the group's debt to minimize interest payments and reduce risk. The group continues to ensure that borrowings are financed from a variety of competitive sources and that committed facilities are available both to cover uncommitted borrowings and to meet the financing needs of the group in the future.

      Under the Euro-Medium Term Note (EMTN) Program, established in November 1997, several issues were undertaken during the financial year. These included a (Pounds)250 million, 25 year, 6.75% issue in May 1998 and a DM725 million, 5.25%, 10-year issue in August 1998, providing a fixed rate in sterling of 6.79%. In addition to these, there were nine other smaller issues with maturities between two and ten years. Cumulative issues under the program reached a peak during the year of $1,870 million and, as a result, the program limit was increased from $2,000 million to $4,000 million. This increase will allow the group continued access to a variety of funding sources and the ability to tap market demand as and when appropriate. As part of the group's strategy to develop new funding sources, a (Pounds)150 million facility with the European Investment Bank was completed in December. Drawings under the facility as at the balance sheet date totaled (Pounds)51 million.

      On March 12, 1999 the company's (Pounds)2,600 million revolving credit facility was renegotiated in order to allow for the merger with PacifiCorp. In effect this meant reducing it to (Pounds)2,000 million, incorporating the creation of a new holding company and raising the margin. At the same time a new facility of (Pounds)600 million was arranged in order to finance maximum working capital requirements during the next 12 to 18 months. This facility has a 364-day life with an option to extend it to June 2001, the same maturity date as the (Pounds)2,000 million facility.

      The group continues to manage interest rate exposure by maintaining the majority of its debt at fixed rates of interest. This is achieved by a combination of fixed rate debt issues and the conversion of floating rate issues into fixed rate obligations by the use of interest rate swaps, interest rate caps and forward rate agreements. The use of financial instruments relates directly to underlying indebtedness; no speculative or trading transactions are undertaken. The group treasury operates strictly within policies set out by the Board and is subject to regular examination by internal and external audit. At March 31, 1999, the interest rate on some 77% of debt was fixed and the interest rate on a further 8% of borrowings was capped.

      Risk Management
      The main financial risks faced by the group are exchange rate risk, interest rate risk and Pool price risk. The Board has reviewed and agreed policies for managing each of these risks as summarized below. The use of all classes of financial instruments to manage these risks has been approved by the Board. The group treasury, which is authorized to conduct the day-to-day treasury activities of the group, reports at least annually to the Board and is subject to examination by internal audit. The Energy Trading Center, which is authorized to carry out activities to manage the group's Pool price risk, reports monthly to a risk committee which is comprised of two executive Directors and an external consultant. The Energy Trading Center also reports at least annually to the Board and is subject to examination by internal audit.

      The weighted average period of maturity of year-end fixed debt and swaps was nine years, while the forward cover on capped debt was for an average period of some three years. Accordingly, changes in floating interest rates will have a limited impact on interest payable by the group.

ScottishPower Form 20-F 1999                                                  63

      In order to reduce the weighted average cost of capital by improving the efficiency of the balance sheet, the group is targeting an "A' credit rating, which implies a minimum interest cover of approximately
      3.0 times. It is expected that the merger with PacifiCorp will be structured in order to achieve this aim. As a result, the group's long-term credit ratings may decline from the current levels of Aa3 (Moody's Investors Service) and A+ (Standard & Poor's), both of which are under review for possible downgrade. The short-term credit ratings of P1/A1 are not under review.

      The group has limited exposure to foreign currencies. Commercial paper and EMTNs issued in currencies other than sterling are fully covered by forward contracts or swaps to convert the debt into sterling. Certain limited imports of capital equipment and fuel are denominated in foreign currencies and the sterling cost of these is fixed by means of forward contracts as soon as the company's contractual commitments are known.

      The group has procedures in place to minimize exposure to Pool price variations, being the possibility that a change in Pool prices will reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool. These involve ScottishPower and its subsidiary Manweb entering into contracts for differences (CfDs). CfDs are contracts which fix the price of electricity for an agreed quantity and duration by reference to an agreed strike price. The group's use of such derivative instruments relate directly to the underlying purchase and sale of electricity to and from the Pool.

      In ScottishPower, the risk management efforts of the energy businesses are focused on electricity supply and generation, which are exposed to Pool price volatility.

      On the supply side, the group sells predominantly fixed price contracts to customers and buys output from the Pool to meet the demand of these customers. Since the price of electricity purchased from the Pool can be volatile, the group is exposed to risk arising from differences between the fixed price at which it sells electricity and the fluctuating prices at which it purchases electricity, unless it can effectively hedge such exposure.

      The group's generation business is also exposed to fluctuations in Pool price. It sells electricity through the Pool, via the Anglo-Scottish Interconnector. Sales of electricity to other suppliers in Scotland are also made at a price related to the Pool price. In addition, the generation business purchases electricity from Scottish Nuclear under the terms of the Nuclear Energy Agreement, at a Pool-related price.

      The group's exposure to Pool price risk is managed by its Energy Trading Center. The role of the Energy Trading Center is to monitor the group's overall energy price exposure and hedge this risk where appropriate. In the electricity market the primary hedging tool is CfDs.

      The Energy Trading Center manages CfDs by reference to its own internal forecasts of customer demand, volume available for Pool trading and Pool prices and bases its choices on the interpretation of these forecasts and market intelligence.

      Bilateral contracts are then entered into with RECs, generators and other large electricity consumers to mitigate Pool price risk. These contracts are typically settled monthly for cash, based on the actual variance of Pool prices to the agreed CfD strike price. Therefore, these contracts do not involve actual delivery of the underlying commodity. These CfDs involve a degree of credit risk. This is the risk that the counterparty to the CfD defaults on settlement. The group controls credit risk arising from holding the CfDs through credit approvals, limits and monitoring procedures.

      The operation of the Energy Trading Center is carried out under strict guidelines which are agreed and monitored by the Risk Management Committee, whose membership includes the Executive Finance Director and the Executive Director, U.K. Power Operations. In addition, the operation of the Energy Trading Center is monitored by internal audit.

      The group's ability to manage both its purchase price risk and its sales price risk depends, in part, on the continuing availability of properly priced risk management mechanisms such as CfDs. However, because the CfD market in electricity is very illiquid, no assurance can be given that an adequate, transparent market for such products will in fact be available.

64                                                  ScottishPower Form 20-F 1999

      Recent Developments
      ScottishPower has announced proposals for the creation of a new holding company for the group, subject to Court approval. A new holding company will be introduced to formalize the separation between the ultimate holding company, the existing trading activities of the group and PacifiCorp. These changes, expected to take effect at the end of July, are in line with the position held by both the U.K. and U.S. Federal regulatory authorities, who favor the corporate structure of a "non-trading" holding company.

      The first sitting of both the Scottish Parliament and the Welsh Assembly took place on May 12, 1999 with devolved powers being assumed from July 1, 1999. No party gained overall control in either the Scottish Parliament or the Welsh Assembly. The Rt. Hon Donald Dewar MSP has been elected First Minister of the Scottish Parliament. In Scotland, a coalition agreement has been formed between the Scottish Labour Party and the Scottish Liberal Democrats. The Rt. Hon Alun Michael AM has been elected First Minister of the Welsh Assembly and the Labour Party has formed a minority administration.

      The group has continued to make a very positive contribution to the devolution process, which it believes will offer opportunities for business. The retention of a "level playing field" across the industry in the U.K. remains a centrally important issue. Given that regulatory control and macro economic policy is to be retained by Westminster, parity is expected to continue. Powers to control and even further legislate on local planning, business rates and environmental issues will be devolved to the new Parliament as will power to implement EU directives and legislation. The Welsh Assembly does not have the power to introduce primary legislation and will act as an administrative body for the implementation of those powers historically held by the Secretary of State for Wales. However, the Assembly will have a large scope to concentrate on areas such as economic development, which have been expanded through the enhanced operation of a central development agency, planning issues and education, again providing positive business opportunities.

      In line with ScottishPower's commitment to develop effective working relationships with all political audiences, a full contact program strategy has been developed and will be implemented in both the Scottish Parliament and the Welsh Assembly. Close monitoring of developments in Scotland and Wales is also essential to ensure that the group identifies positive opportunities as they arise.

      Outlook
      Apart from the many changes and opportunities which the year ahead offers in the U.K. operations, it is expected the PacifiCorp merger will be completed later this year. This would make ScottishPower one of the top 10 electricity companies in the world and would bring the total employment complement in the new enlarged group to 25,000.

      Looking forward into the new millennium, regulation will continue to have a significant bearing on the profitability and investment capability of the group. The Directors believe that the group has high standards of operation and customer service. Nevertheless, they are unable to judge accurately the outcome of the current U.K. regulatory reviews and there can be no assurance that they will not materially affect the group's profits.

      ScottishPower's goal is to provide better service and value to customers and at the same time enhanced earnings for shareholders. This must be supported by a process of regulation which takes a balanced long-term view to reward investment and encourages improvements in service and efficiency.

      ScottishPower will continue its strategy to develop and grow the business. This will require ongoing revenue and capital investment in the year ahead. ScottishPower is confident in its strategy for long-term growth and, given the quality of the company and its people, looks forward to further success.

      European Economic and Monetary Union and the impact of the euro European Economic and Monetary Union (EMU) commenced on January 1, 1999 with the introduction of a new currency, the euro.

      The group's businesses are almost totally domestic in nature, with very few sales denominated in currencies other than sterling, and relatively few purchases. As a result, while the United Kingdom remains outside EMU, the group

ScottishPower Form 20-F 1999                                                  65
      will be affected to only a very minor extent by the introduction of the euro. A project team has been established to review the impact of the first wave of EMU on customers and suppliers and to formulate the group's response. The project group is also considering the implications of potential U.K. membership of EMU.

      The benefits of a new integrated capital market have been recognized and the group has already issued commercial paper denominated in euros and will consider issuing bonds in euros in due course.

      Year 2000
      Please refer to "Item 1--Description of Business--Year 2000".

      U.K. GAAP to U.S. GAAP Reconciliation
      Under U.S. GAAP, profit after ordinary and windfall taxation for fiscal 1999 and fiscal 1998 was (Pounds)455.0 million and (Pounds)129.8 million, respectively, compared with (Pounds)502.8 million and (Pounds)170.1 million under U.K. GAAP. Equity shareholders' funds under U.S. GAAP at the end of fiscal 1999 and fiscal 1998 were (Pounds)2,460.8 million and (Pounds)2,252.6 million compared with (Pounds)1,945.9 million and (Pounds)1,707.8 million under U.K. GAAP. Differences result principally from the differing accounting treatment of pension costs, goodwill, deferred taxation and the recognition of dividend payments. For details of these differences, see Note 34 to the Consolidated Financial Statements of the group.

      Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995
      Certain matters discussed in this Form 20-F are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and any rules, regulations or releases of the Securities and Exchange Commission with respect thereto (the "PSLRA"). Forward-looking statements in this Form 20-F include, but are not limited to, statements in: Item 1. Description of Business under the captions "Business Strategy" relating to cost savings after fiscal 1999 from the Scottish energy businesses, Southern Water and Manweb; "Proposed ScottishPower PacifiCorp Merger" with respect to the Merger
      (i) permitting the best practices of the two companies to reduce costs and increase operating efficiencies with the goal of enhancing shareholder value, (ii) enabling PacifiCorp to achieve more quickly its stated aim of earning the authorized regulatory rate of return in each U.S. state in which it conducts business and (iii) bringing PacifiCorp's non-generation costs per customer in the U.S. in line with some of the most efficient comparable utilities; "Earnings and Dividends" relating to the company's aim to deliver 7% to 8% real dividend growth per annum until at least the regulatory reviews in the year 2000, while maintaining a prudent level of dividend cover; "Energy Business--Generation Wholesale--Station Performance" with respect to ScottishPower's portfolio of power stations being in a condition to support current and expected generation output; "Energy Business-- Generation Wholesale--Trading with Northern Ireland Electricity" regarding the expectation that the Scottish-Northern Irish Interconnector will commence commercial operation in December 2001; "ScottishTelecom" with respect to the Board's belief that revenue growth will come from carrying Demon Internet telecoms traffic following the installation of a network switch and supporting infrastructure; "Year 2000" with respect to (i) the Directors' belief that ScottishPower does not face greater risks from Year 2000 issues than other comparable utility companies in the U.K., (ii) the completion of compliance work well in advance of the end of 1999 at an estimated total cost of approximately (Pounds)30 million; (iii) the Directors' belief that it is unlikely that Year 2000 issues will have a material impact on the group's financial condition or operations, and
      (iv) the Director's belief that no integration problems relating to Year 2000 issues will arise as a result of the merger with PacifiCorp; "Regulation of the Electricity Industry--Future Regulation" with respect to the likely outcome of the HM Government and DGES proposals being a requirement for separate licensed businesses within the same group to operate as separate legal entities; "Environmental Regulation of Generation Activities" with respect to the group's ability to achieve the environmental improvements required by potential future limits arising from the pending IPC review without materially constraining operational and commercial flexibility; and "Employees" regarding the manpower reduction of approximately 20% over the next two years within Southern Water and the expectation of manpower growth in the group's developing businesses; and a statement in Item 2. Description of Property with respect to the group's belief that it will be able to negotiate lease renewals on satisfactory terms or relocate relevant facilities without such relocation having a materially adverse impact on the group or its operations.

      ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. In addition to the important factors described elsewhere in this Form 20-F, the following important factors, among others, could affect the group's actual future

66                                                  ScottishPower Form 20-F 1999
      results and could cause such results to differ materially from estimates expressed in any forward-looking statements made by, or on behalf of the group:

      . the level of competition within ScottishPower's and Manweb's franchise electricity supply markets, including without limitation competition from other RECs and generators, the level of competition in the Pool, the level of competition in ScottishTelecom's market and the overall demand for services.

      . any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the company, may require the company to make unforeseen capital expenditures or may prevent the regulated businesses of the group from achieving acceptable returns.

      . future levels of industry generation and supply, demand and pricing, political stability and economic growth in the relevant areas in which the group has operations.

      . the availability of acceptable quality coal at favorable prices.

      . the ability of ScottishPower and PacifiCorp to integrate their businesses successfully following the merger.

      . development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

      Item 9A. Quantitative and Qualitative Disclosures About Market Risk

      Market Rate Sensitive Instruments and Risk Management
      The following discussion about the group's risk management activities includes "forward looking" statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

      The following tables summarize the financial instruments, derivative instruments and derivative commodity instruments held by the group at March 31, 1999, which are sensitive to changes in interest rates, foreign exchange rates and commodity prices. The group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to manage the primary market exposures associated with the underlying assets, liabilities and committed transactions. The group uses these instruments to reduce risk by essentially creating offsetting market exposures. The instruments held by the group are not leveraged and are not held for financial trading purposes.

      Financial Instruments and Risk Management

      Overview
      The main financial risks faced by the group are exchange rate risk, interest rate risk and Pool price risk. The Board has reviewed and agreed policies for managing each of these risks as summarised below. In order to mitigate the risks identified the Board has endorsed the use of financial instruments. The financial instruments endorsed for use by the Board include swaps, both interest rate and cross currency, caps, forward rate agreements, forward contracts and contracts for differences. The group treasury, which is authorized to conduct the day-to-day treasury activities of the group, reports annually to the Board and is subject to both internal and external audit. The Energy Trading Center, which is authorized to carry out activities to manage the group's Pool price risk reports monthly to a risk committee which is comprised of two executive directors and an external consultant. Pool price risk is defined as the possibility that a change in the cost of electricity from the Pool will either reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool.

ScottishPower Form 20-F 1999                                                  67

      Interest rate risk management
      The group continues to access funding opportunities in the major global markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate, to convert the obligations and payments into fixed or floating rate sterling.

      The exposure to fluctuating interest rates is managed by using a spectrum of financial instruments to maintain a majority of the group's debt portfolio at fixed rates. This involves either issuing fixed rate debt or swapping floating rate debt obligations into fixed rates by either interest rate swaps or a string of forward rate agreements ("FRA"). Flexibility in the fixed/floating mix is maintained by using interest rate caps that protect the group should rates rise, i.e. above the strike price, while maintaining the potential benefit should interest rates fall. The overall policy framework with regards to the fixed/floating debt mix has been approved by the Board. At March 31, 1999, 77% (1998:81%) of the group's debt was either issued as fixed or converted to fixed rates using interest rates swaps. No FRAs were outstanding as at March 31, 1999.

      All transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies with good credit ratings, i.e. "AA" rated by any one of the following, Standard & Poor's, Moody's or Duff & Phelps. Although the group is potentially exposed to credit risk in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party to levels agreed by the Board. The group does not believe that it is exposed to any material concentration of credit risk.

      The following table indicates the type of swaps used, their duration, their respective interest rates, the maturity profile of the foreign currency denominated borrowings and the currency of issue. Average variable rates are based on rates that are implied by the yield curve at March 31, 1999. These may change significantly, affecting future cash flows. The information is presented in pounds sterling equivalents, the reporting currency of the group. For avoidance of doubt, reference to "m" in "m LIBOR" represents months, not millions.

                                   2000       2001       2002       2003       2004  Thereafter      Total  Fair Value
       Liabilities            (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m   (Pounds)m  (Pounds)m   (Pounds)m
      ----------------------------------------------------------------------------------------------------------------
       Long-term debt
       Fixed rate (GBP)            11.0      165.8       14.4       15.5       41.6       646.0      894.3     1,009.4
       Average interest rate
       (GBP)                        9.9%      11.0%       9.8%       9.9%       7.6%        7.5%       8.3%
       Fixed rate ($US)               -          -          -      183.0          -           -      183.0       185.0
       Average interest rate
       ($US)                          -          -          -        5.9%         -           -        5.9%
       Fixed rate (CHF)               -          -          -          -        4.1           -        4.1         4.2
       Average interest rate
       (CHF)                          -          -          -          -        2.5%          -        2.5%
       Fixed rate (JPY)             9.7          -       16.9          -          -        46.9       73.5        76.7
       Average interest rate
       (JPY)                        0.0%         -        0.5%         -          -         2.1%       1.5%
       Fixed rate (EUR)               -          -       21.4          -        7.0       282.3      310.7       328.9
       Average interest rate
       (EUR)                          -          -        5.0%         -        4.9%        5.2%       5.2%
       Fixed rate (SEK)               -          -          -          -          -         9.8        9.8        10.4
       Average interest rate
       (SEK)                          -          -          -          -          -         5.4%       5.4%
       Variable rate (GBP)        547.3          -          -       23.0       16.0       133.5      719.8       726.8
       Average interest rate
       (GBP)                   3m LIBOR          -          -   3m LIBOR   4m LIBOR    6m LIBOR          -
       Variable rate ($US)        138.7          -          -          -          -        21.2      159.9       158.3
       Average interest rate
       ($US)                   3m LIBOR          -          -          -          -    3m LIBOR          -
       Variable rate (CHF)         90.4          -          -        5.0          -           -       95.4        94.6
       Average interest rate
       (CHF)                   4m LIBOR          -          -   6m LIBOR          -           -          -
       Variable rate (EUR)         44.5          -        8.6       16.7          -         5.8       75.6        76.6
       Average interest rate
       (EUR)                   3m LIBOR          -   3m LIBOR   3m LIBOR          -    3m LIBOR          -
       Variable rate (CAD)          2.0          -          -          -          -           -        2.0         2.0
       Average interest rate
       (CAD)                   3m LIBOR          -          -          -          -           -          -
       ---------------------------------------------------------------------------------------     -------     -------
                                                                                                   2,528.1     2,672.9
       ---------------------------------------------------------------------------------------     -------     -------

68                                                  ScottishPower Form 20-F 1999

                                                2000       2001       2002       2003       2004  Thereafter      Total  Fair Value
    Liabilities:                           (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m   (Pounds)m  (Pounds)m   (Pounds)m
    -------------------------------------------------------------------------------------------------------------------------------
    Interest rate derivatives/1/
    Interest rate swaps
    Variable to fixed (GBP)                        -       50.0      100.0       75.0      150.0       325.0      700.0        81.3
    Average pay rate                               -        7.9%       7.4%       8.1%       7.7%        8.0%       7.8%
    Average receive rate                           -   6m LIBOR   6m LIBOR   6m LIBOR   6m LIBOR    6m LIBOR          -
    Fixed to variable (GBP)                        -      100.0          -          -          -           -      100.0        (1.3)
    Average pay rate                               -   6m LIBOR          -          -          -           -          -
    Average receive rate                           -        6.2%         -          -          -           -        6.2%
    Interest rate caps
    Notional amount                             50.0          -      100.0          -       50.0           -      200.0        (0.6)
    Strike price                                 7.0%         -        7.0%         -        7.0%          -        7.0%
    Cross currency swaps long term/1/
    Receive variable $US pay fixed GBP           6.1          -          -          -          -        21.2       27.3           -
    Average pay rate (GBP)                       7.0%         -          -          -          -         4.9%       5.4%
    Average receive rate ($US)              3m LIBOR          -          -          -          -    3m LIBOR          -
    Receive fixed $US pay fixed GBP                -          -          -      183.0          -           -      183.0         3.9
    Average pay rate (GBP)                         -          -          -        6.9%         -           -        6.9%
    Average receive rate ($US)                     -          -          -        5.9%         -           -        5.9%
    Receive fixed CHF pay variable GBP             -          -          -          -        4.1           -        4.1        (0.1)
    Average pay rate (GBP)                         -          -          -          -   3m LIBOR           -          -
    Average receive rate (CHF)                     -          -          -          -        2.7%          -        2.7%
    Receive variable CHF pay variable GBP       62.7          -          -        5.0          -           -       67.7         0.6
    Average pay rate (GBP)                  3m LIBOR          -          -   6m LIBOR          -           -          -
    Average receive rate (CHF)              4m LIBOR          -          -   3m LIBOR          -           -          -
    Receive fixed JPY pay variable GBP           9.7          -       16.9          -          -        46.9       73.5        (3.7)
    Average pay rate (GBP)                  6m LIBOR          -   6m LIBOR          -          -    6m LIBOR          -
    Average receive rate (JPY)                   0.0%         -        0.5%         -          -         2.1%       1.5%
    Receive fixed EUR pay fixed GBP                -          -          -          -          -       245.5      245.5         7.0
    Average pay rate (GBP)                         -          -          -          -          -         6.8%       6.8%
    Average receive rate (EUR)                     -          -          -          -          -         5.3%       5.3%
    Receive fixed EUR pay variable GBP             -          -       21.4          -        7.0        36.8       65.2        (4.9)
    Average pay rate (GBP)                         -          -   6m LIBOR          -   6m LIBOR    6m LIBOR          -
    Average receive rate (EUR)                     -          -        5.0%         -        4.9%        5.0%       5.0%
    Receive variable EUR pay variable GBP          -          -        8.6       16.7          -         5.8       31.1        (0.6)
    Average pay rate (GBP)                         -          -   3m LIBOR   3m LIBOR          -    6m LIBOR          -
    Average receive rate (EUR)                     -          -        3.1%       3.5%         -         4.9%       3.7%
    Receive fixed SEK pay variable GBP             -          -          -          -          -         9.8        9.8        (0.6)
    Average pay rate (GBP)                         -          -          -          -          -    6m LIBOR          -
    Average receive rate (SEK)                     -          -          -          -          -         5.4%       5.4%
      ------------------------------------------------------------------------------------------------------------------   --------
                                                                                                                               81.0
      ------------------------------------------------------------------------------------------------------------------   --------

     /1/The average variable rates, LIBOR, above exclude margins.
      LIBOR is the London Inter Bank Offer Rate.
      GBP - Pounds sterling, $US - American Dollars, CHF - Swiss Francs, JPY
      - Japanese Yen, EUR - euros, SEK - Swedish Kronor, CAD - Canadian
      Dollars

ScottishPower Form 20-F 1999                                                  69

      The assumptions used to estimate current fair values of debt and other financial instruments are summarized below:
      (i) For cash, short-term deposits and short-term borrowings (uncommitted borrowing, commercial paper, and short-term borrowings under the committed facilities) the book value approximates to fair value because of their short maturities.
      (ii) The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.
      (iii) The fair values of the sterling bond 2001 and the European Investment Bank loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.
      (iv) The fair values of the sterling interest rate swaps and sterling interest rate caps have been estimated by calculating the present value of estimated cash flows.
      (v)   The fair values of the cross currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.
      (vi) The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

      (a) Foreign exchange risk management
      The primary source of foreign exchange risk is from the foreign exchange risk associated with the issue of debt sourced in a foreign currency, i.e. debt issued in currencies other than sterling. The foreign exchange exposure on the debt is eliminated entirely by the use of cross currency interest rate swaps. The group has a policy to hedge all contractually committed income/expenditure denominated in currencies other than sterling into sterling by the use of spot and forward contracts.

      (b) Commodity price risk management
      Almost all electricity generated in England and Wales must be sold to the Pool. Electricity suppliers including Manweb and ScottishPower must buy electricity from the Pool for resale to their customers in England and Wales. The Pool was established at the time of privatization in England and Wales for bulk electricity trading between generators and suppliers. ScottishPower participates in the Pool by exporting/importing electricity to/from England and Wales via the interconnector and purchasing electricity from the Pool to meet the requirements of its customers in England and Wales. The Pool is operated under a Pooling and Settlement Agreement to which all licensed generators and suppliers of electricity in Great Britain are party.

      The group has procedures in place to minimize exposure to Pool price variations, that is, the possibility that a change in Pool prices will reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool. These procedures involve ScottishPower and its subsidiary Manweb entering into contracts for differences (CfDs) with third parties. In general, the terms of CfDs are such that contracts are settled monthly (or more frequently) in arrears by reference to actual half hourly Pool prices.

      A CfD is a contract between two parties (e.g. a generator and a public electricity supplier) that requires each party to either make or receive monthly payments over a specific term based on the difference between an agreed price (i.e. the bilaterally determined strike price) and a price that varies with a specified commodity index (i.e. the Pool), applied to an agreed quantity (i.e. number of MWhs). The group's policy is to hedge the net electricity sales to or purchases from the Pool.

      During the year ended March 31, 1999, more than 90% of the group exposure to Pool prices was hedged in this way. Cover is built up throughout the year and at March 31, 1999 a significant proportion of the group's exposure to Pool price variations for the following financial year is covered.

      The group has also entered into some longer term (in excess of one year) arrangements to protect against the volatility of Pool prices. These arrangements have the potential to be increased at ScottishPower's discretion as the business grows and the time period covered will be reviewed on an ongoing basis. The contracts specify the price indexation that applies.

70                                                  ScottishPower Form 20-F 1999

      CfDs involve a degree of credit risk. This is the risk that the counterparty to the CfD defaults on settlement. The counterparties dealt with include generators, suppliers and financial institutions. The group controls credit risk arising from holding the CfDs through credit approvals, limits and monitoring procedures.

                                                                                                               Fair
       Contracts for differences        2000      2001      2002      2003      2004 Thereafter     Total     Value
       Maturity Profile            (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m (Pounds)m
      -------------------------------------------------------------------------------------------------------------
       Notional amount                   416        32        20         -         -          -       468       1.5
      -------------------------------------------------------------------------------------------------------------

      The notional amount represents the gross volume covered under the contracts multiplied by the respective strike prices. The fair value represents the forecast future cash flows at current market prices. CfDs are both bought and sold depending on whether ScottishPower is exposed as a buyer from or seller to the Pool.

      The difference between these figures and those reported last year is due to the inclusion of new CfDs which were entered into during fiscal 1999.

      It is difficult to estimate the long term level of Pool prices with reasonable accuracy and there is no readily identifiable market through which the CfDs could be realized in an exchange. However, based on management projections of the future prices of electricity, and considering the outcome under several future price scenarios, the group has determined that the fair value amount of CfDs, outstanding at the year end, is not material to the group's Accounts. The fair value amount is the difference between the strike price of the contract and the estimated Pool price for the relevant half hourly periods.

      Item 10. Directors and Officers of Registrant

      The business of ScottishPower is managed by the Board of Directors. ScottishPower's Articles of Association provide that at every Annual General Meeting of ScottishPower one third (or the number nearest to but not exceeding one third) of the Directors shall retire from office. The Directors to retire in each year are the Directors who have been longest in office since their appointment or re-appointment. A retiring Director is eligible for re-appointment. The Directors may, at any time, appoint any person to be a Director. Any person so appointed will hold office until the next Annual General Meeting and shall then be eligible for election. The Directors may appoint one or more of their number to the office of Managing Director or to any other executive office for such period and on such terms as the Directors think fit. The executive Directors have two year rolling employment contracts with ScottishPower, other than Charles Berry and Alan Richardson who have service contracts terminable on one year's notice. The executive officers have contracts that are terminable by the company on the serving of one year's notice.

      The non-executive Directors, the executive Directors and the executive officers of ScottishPower are as follows:

       Name                      Notes Title                                          Age/1/ Date appointed to Board
      --------------------------------------------------------------------------------------------------------------
       Non-Executive Directors:    2
       Murray Stuart                   Chairman                                           65      March 30, 1990
       Mair Barnes                     Director                                           54      April 1, 1998
       Sir Peter Gregson               Director                                           62      December 13, 1996
       Ewen Macpherson                 Director                                           57      September 1, 1996
       John Parnaby                    Director                                           61      September 30, 1994

       Executive Directors:        3
       Ian Robinson                    Chief Executive                                    56      March 1, 1995
       Charles Berry                   Executive Director - Customer Sales & Services     46      April 1, 1999
       Alan Richardson                 PacifiCorp CEO Designate                           52      April 1, 1999
       Ian Russell                     Deputy Chief Executive and Finance Director        46      April 5, 1994
       Ken Vowles                      Executive Director - U.K. Power Operations         57      September 30, 1994
      --------------------------------------------------------------------------------------------------------------

     /1/As at March 31, 1999.
     /2/It was announced on January 27, 1999 that Murray Stuart had postponed his retirement and will continue as Chairman of ScottishPower while the merger with PacifiCorp is being completed. ScottishPower announced the retirement of Sir Ronald Garrick as a non-executive Director on April 26, 1999, which took effect on April 30, 1999.
     /3/Duncan Whyte, who was an executive Director of ScottishPower with responsibility for Multi-Utility, resigned as a Director and left the group on May 31, 1999.

ScottishPower Form 20-F 1999                                                  71

      The Directors of ScottishPower are currently Directors of New ScottishPower in the same capacities. See "Item 1. Description of Business--Introduction--Scheme of Arrangement."

      It is proposed that Keith McKennon, currently Chairman, Chief Executive Officer and President of PacifiCorp, will join the New ScottishPower board as Deputy Chairman, together with Nolan Karras and Robert Miller, two non-executive Directors from PacifiCorp, in each case with effect from the effective date of the Merger.

       Name                 Note  Title                                 Age/1/ Date appointed to current post
      -------------------------------------------------------------------------------------------------------
       Executive Officers:   2
       Sue Clark                  Director Corporate Affairs             34    January 1, 1996
       David Jones                Managing Director Information Systems  55    June 19, 1995
       Bill Landels               Managing Director Manweb               56    June 26, 1995
       Andrew Mitchell            Secretary                              47    July 1, 1993
       Paul Pagliari              Group Human Resources Director         39    January 11, 1999
       James Stanley              Group Legal Director                   44    March 1, 1996
      -------------------------------------------------------------------------------------------------------

     /1/As at March 31, 1999.
     /2/On March 1, 1999, Rod Matthews resigned as Chief Executive
        ScottishTelecom.

      The non-executive Directors and executive Directors were appointed to the Board of Directors on the dates shown above. The executive officers were appointed to the positions shown on the dates above.

      There are no arrangements or understandings between any Director or executive officer and any other person pursuant to which such Director or executive officer was selected to serve. There are no family relationships between any of the Directors or executive officers of ScottishPower.

       Members of the      Members of the              Members of the
       Audit Committee     Remuneration Committee      Nomination Committee/1/
      ------------------------------------------------------------------------
       John Parnaby,       Ewen Macpherson, Chairman   Murray Stuart, Chairman
       Chairman/2/
       Sir Peter Gregson   Mair Barnes                 Mair Barnes
       Ewen Macpherson     Sir Peter Gregson           Sir Peter Gregson
       Murray Stuart       John Parnaby                Ian Robinson
      ------------------------------------------------------------------------

     /1/Formed February 19, 1999.
     /2/Appointed to the Audit Committee on February 19, 1999 and Chairman on
        May 1, 1999.

      On April 30, 1999, Sir Ronald Garrick retired as chairman of the Audit Committee and member of the Remuneration Committee.

      Item 11. Compensation of Directors and Officers

      See Note 33 to the Consolidated Financial Statements of the group for fiscal 1999 for specific information regarding individual Directors' emoluments and interests. The figure given at (a) below includes executive officers and is to June 30, 1999 and therefore does not correspond to figures shown in Note 33. There is no equivalent figure for (b) in Note 33.

      (a) During fiscal 1999 and through to June 30, 1999, the aggregate amount of compensation paid by the group to all Directors and executive officers of ScottishPower, as a group, was (Pounds)3,714,058.

      (b) During fiscal 1999 and through to June 30, 1999, the aggregate amount set aside or accrued by the group to provide pension, retirement or similar benefits for Directors and executive officers of ScottishPower pursuant to any existing plan provided or contributed to by the group was (Pounds)994,988.

72                                                  ScottishPower Form 20-F 1999

      Item 12. Options to Purchase Securities from Registrant or Subsidiaries

      1. See Note 33 for specific information with respect to individual Directors' options. The figures given in 2(c) below include information relating to executive officers and therefore do not correspond to figures in Note 33.
      2. (a) The company replaced its Executive Share Option Scheme with a Long Term Incentive Plan, which was approved by shareholders at the company's Annual General Meeting in July 1996. Under the Long Term Incentive Plan, the following awards to acquire shares in ScottishPower at zero cost were made to plan participants up to a maximum value equal to 60% of base salary:

       Date of Grant of Award   Date when Award expires Number of Shares under Award
      ------------------------------------------------------------------------------
       August 9, 1996           August 8, 2003          664,440
       May 16, 1997             May 15, 2004            719,547
       May 7, 1998              May 6, 2005             526,512
      ------------------------------------------------------------------------------

      Awards will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and improvements in certain OFFER published Customer Service Standards and OFWAT published levels of service (in the case of awards granted in 1997 and 1998) are achieved over a period of three financial years commencing with the financial year preceding the date an award is made.

      Assuming that such targets have been achieved, the number of shares that can be acquired will depend upon how the company ranks in terms of its total shareholder return performance over a three year period, in comparison to the constituent companies of the FTSE 100 Index and the electricity and water sectors.

      (b) The following table sets forth certain information with respect to options to purchase ordinary shares which were outstanding as of March 31, 1999.

                                                                    Number of
                               Date when                      Ordinary Shares
       Date of Grant           Option Expires    Option Price    under Option
      -----------------------------------------------------------------------
       Executive Share Option
       Scheme
       December 18, 1991       December 17, 2001       227.4p         128,303
       June 25, 1992           June 24, 2002           237.7p          22,554
       July 1, 1993            June 30, 2003           310.0p          59,641
       December 17, 1993       December 16, 2003       454.8p          60,766
       May 27, 1994            May 26, 2004            354.0p          18,191
       November 18, 1994       November 17, 2004       352.1p          22,039
       May 12, 1995            May 11, 2005            335.0p          72,026
       November 10, 1995       November 9, 2005        357.5p          47,534
      -----------------------------------------------------------------------

                                                                     Number of
                                Date when                      Ordinary Shares
       Date of Grant            Option Expires    Option Price    under Option
      ------------------------------------------------------------------------
       ScottishPower Sharesave
       Scheme
       June 22, 1994            February 29, 2000       273.8p       1,296,233
       June 20, 1995            February 28, 2001       262.1p       1,171,521
       June 20, 1996            February 29, 2000       263.1p       2,017,169
       June 20, 1996            February 28, 2002       263.1p       7,878,787
       June 20, 1997            February 28, 2001       307.0p       1,522,379
       June 20, 1997            February 28, 2003       307.0p       3,169,875
       June 12, 1998            February 28, 2002       440.0p       1,445,360
       June 12, 1998            February 29, 2004       440.0p       2,770,151
      ------------------------------------------------------------------------

ScottishPower Form 20-F 1999                                                  73

      Following the acquisition of Southern Water, participants in the Southern Water Sharesave Scheme were offered the opportunity to exchange existing options over Southern Water shares on the basis of
      3.3514 ScottishPower shares under replacement options for every one Southern Water share under option. Consequently, the number of shares under options and the option prices were adjusted on this basis for participants exchanging options.

                                                                      Number of
                                          Date when              ordinary shares
       Date of Grant                 Option Expires Option Price    under Option
      --------------------------------------------------------------------------
       Southern Water Sharesave
       Scheme
       February 3, 1992          September 30, 1999       74.00p         249,044
       January 26, 1993          September 30, 2000      111.00p         214,610
       January 25, 1994          September 30, 1999      154.87p         369,543
       January 25, 1994          September 30, 2001      154.87p         116,208
       January 25, 1995          September 30, 2000      136.07p         844,875
       January 25, 1995          September 30, 2002      136.07p         142,334
       January 26, 1996          September 30, 2001      160.24p         653,509
       January 26, 1996          September 30, 2003      160.24p         109,190
      --------------------------------------------------------------------------

      (c) As of June 30, 1999 the total number of ordinary shares issuable or transferable upon exercise of all options held by the Directors and executive officers of the registrant, as a group, was 900,559.

      Item 13. Interest of Management in Certain Transactions

      (a) There have been no material transactions during the group's three most recent fiscal years, nor are there presently proposed to be any material transactions to which ScottishPower or any of its subsidiaries was or is a party and in which any Director or executive officer, or 10% shareholder, or any relative or spouse thereof or any relative of such a spouse, who had the same home as such person or who is a Director or executive officer of any parent or subsidiary of ScottishPower has or is to have a direct or indirect material interest.

      (b) During the group's three most recent fiscal years there has been no, and at present there is no, outstanding indebtedness to ScottishPower or any of its subsidiaries owed or owing by any Director or executive officer of the group or any associate thereof.

                                      PART II

      Item 14. Description of Securities to be Registered

      Not applicable

                                      PART III

      Item 15. Defaults Upon Senior Securities

      (a) There has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the company or any of its significant subsidiaries exceeding 5 percent of the total assets of the company and its consolidated subsidiaries.

      (b) There has been no material delinquency (including a material arrearage in the payment of dividends) not cured within 30 days with respect to any class of preferred stock of the company which is registered or which ranks prior to any class of registered securities or with respect to any class of preferred stock of any significant subsidiary of the company.

74                                                  ScottishPower Form 20-F 1999

      Item 16. Changes in Securities and Changes in Security for Registered Securities

      (a) Ordinary shares 50p each/American Depositary Shares
          For a discussion of the proposed scheme of arrangement whereby New ScottishPower will become the new holding company for the group, see "Item 1. Description of Business--Introduction--Scheme of Arrangement." If this occurs, in exchange for ADSs or ordinary shares of ScottishPower, shareholders will receive ADSs or ordinary shares of New ScottishPower, with the same economic and voting rights as the ADSs and ordinary shares of ScottishPower.

          The rights attaching to the New ScottishPower ordinary shares will be substantially the same as those attaching to the ScottishPower ordinary shares. A copy of the Memorandum and Articles of Association of New ScottishPower was previously filed with the registrant's Form F-4, file no. 333-77877, exhibit 3(i)(a), filed with the U.S. Securities and Exchange Commission in May 1999.

          The principal differences between the New ScottishPower Articles and the ScottishPower Articles are explained below. The numbering of the New ScottishPower Articles (each an "article") referred to below corresponds to the numbering of the ScottishPower Articles, other than article 6(E) which is a new article and has no equivalent in the ScottishPower Articles.

          (1) Article 6(E) (The Redeemable Shares)
          This article was inserted to set out the rights attaching to the 49,998 redeemable shares of (Pounds)1 each in New ScottishPower (the "Redeemable Shares") issued to ScottishPower in order for it to obtain a trading certificate under section 117 of the Companies Act 1985 (as amended). By virtue of a special resolution of New ScottishPower passed on April 29, 1999, this article will automatically be deleted from the New ScottishPower Articles following redemption of all of the Redeemable Shares.

          (2) Article 7 (The New ScottishPower Special Share)
          This article sets out the rights attaching to the New ScottishPower Special Share and has been amended so that in addition to those matters which are currently deemed in the ScottishPower Articles to be a variation of the rights attaching to the ScottishPower Special Share and as such only effective with the prior consent in writing of the Special Shareholder, the rights attaching to the New ScottishPower Special Share provide that each of the following matters is also deemed to be a variation requiring the prior consent of the Special Shareholder in writing:

          (i) the giving by New ScottishPower of any consent or agreement to any amendment, removal or alteration of the effect of article 7 of the ScottishPower Articles (as amended in connection with the scheme of arrangement);

          (ii) the giving by New ScottishPower of any consent or agreement to the creation or issue of any shares in the capital of ScottishPower other than an issue of shares following which New ScottishPower will own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower;

          (iii) the disposal by New ScottishPower of any of the shares in ScottishPower held by it or of any rights or interest in such shares or the entering into by New ScottishPower of any agreement or arrangement with respect to such shares or to the exercise of any voting or other rights attaching to such shares, such that New ScottishPower would cease to own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower;

ScottishPower Form 20-F 1999                                                  75

          (iv) the giving by New ScottishPower of any consent or agreement to any abrogation, variation, waiver or modification of any of the rights or privileges attaching to any shares in ScottishPower such that New ScottishPower would cease to own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower; and

          (v) any other act or omission to act by New ScottishPower or the Directors of New ScottishPower which results in New ScottishPower ceasing to own the full legal and beneficial interest in, and control, shares in the capital of ScottishPower carrying at least 85% of the voting rights exercisable on a poll at general meetings of ScottishPower.

          (3)Article 98 (Number of Directors to retire)
          This article relates to the number of Directors to retire from office by rotation and has been amended in accordance with the new London Stock Exchange requirement that all Directors shall retire by rotation at least every three years.

          (4)Article 123 (Borrowing powers)
          This article relates to the borrowing powers of New ScottishPower and has been amended to include an interim borrowing limit of (Pounds)8 billion up to the date of publication of the audited accounts of New ScottishPower for the year ended March 31, 2000, and to delete the provision which required goodwill and intangible assets to be deducted from the Adjusted Capital and Reserves (as defined in the New ScottishPower Articles). This deletion reflects the U.K. Financial Reporting Standard FRS10.

          (5)Article 130 (Interim dividends)
          This article relates to the ability of the Directors to pay interim dividends and has been amended to provide that the Directors may declare and pay any dividends, including final dividends, and not just interim dividends. This is in order to facilitate the proposed move to quarterly dividend payments.

          (6)CREST
          Articles 2 ("Definitions") and 51 ("Limitations on Shareholdings") have been amended to reflect the introduction of CREST.

          (7)Removal of interim privatization arrangements
          Articles 2 ("Definitions"), 50 ("Disclosure of interests in shares") and 51 ("Limitations on Shareholdings") have been amended to remove references to certain interim arrangements originally included in relation to the privatization of ScottishPower.

          Future Proposals
          The Directors intend pursuant to the Merger agreement with PacifiCorp to propose a resolution at the 2000 Annual General Meeting of New ScottishPower to amend the New ScottishPower Articles in order to provide (to the extent reasonably possible) for the holders of ADSs to attend, vote and speak at general meetings. It is intended that the amendments to be proposed will provide for the appointment of multiple proxies by approved depositories, for such proxies themselves to be able to appoint a proxy, for the holding of special and extraordinary resolutions on a poll and for certain other minor amendments to the New ScottishPower Articles.

          The Merger with PacifiCorp is not conditional upon the passing of this resolution although the Merger agreement requires that the resolution, if not passed, would again be put forward for consideration at the next annual general meeting.

          New ScottishPower also intends to seek to amend its depository agreement to reflect the changes proposed to be made to the New ScottishPower Articles and to make certain other amendments.

76                                                  ScottishPower Form 20-F 1999

      (b) No rights evidenced by any class of registered securities have been materially limited or qualified by the issuance or modification of any other class of securities.

      (c) There are no assets securing any class of registered securities of the company.

      (d) There are no trustees or paying agents for any registered securities of the company.

                                      PART IV

      Item 17. Financial Statements and Exhibits

      Not applicable

      Item 18. Financial Statements and Exhibits

      The Consolidated Financial Statements of Scottish Power plc are included herein on pages F-1 through F-41.

      Item 19. Financial Statements and Exhibits

      (a)Financial Statements

                                                                           Page
      -------------------------------------------------------------------------
       Consolidated Financial Statements of Scottish Power plc for Fiscal
       1999/1/
       Accounting Policies and Definitions                                  F-1
       Group Profit and Loss Account                                        F-7
       Statement of Total Recognized Gains and Losses                       F-8
       Note of Historical Cost Profits and Losses                           F-8
       Reconciliation of Movement in Shareholders' Funds                    F-8
       Notes to the Group Profit and Loss Account                           F-9
       Group Cash Flow Statement                                           F-12
       Reconciliation of Net Cash Flow to Movement in Net Debt             F-12
       Notes to the Group Cash Flow Statement                              F-13
       Balance Sheets                                                      F-16
       Notes to the Balance Sheets                                         F-17
       Principal Subsidiary Undertakings and Other Investments             F-40
       Directors' Responsibilities for the Preparation of the Financial
       Statements                                                          F-41
       Report of the Independent Accountants                               F-41
      -------------------------------------------------------------------------

     /1/The following financial statements and schedules, together with the report of PricewaterhouseCoopers, have been reconciled to generally accepted accounting principles in the United States and are filed as part of this report statement.

      The attached financial statements include certain U.K. accounting terminology which may not be familiar to a U.S. reader. The following glossary is provided to assist in interpreting these financial statements.

       U.K. Term               U.S. Term
      ------------------------------------------------------
       Turnover                Sales
       Profit before taxation  Income before taxes
       Profit after taxation   Net income
       Earnings per share      Net income per share
       Stocks                  Inventories
       Tangible fixed assets   Property, plant and equipment
       Gearing                 Leverage
      ------------------------------------------------------

ScottishPower Form 20-F 1999                                                  77

      (b)Exhibits

      1a. Memorandum of Association of New Scottish Power plc. (Previously filed with the registrant's Form F-4, file no. 333-77877, exhibit 3(i)(a), filed with the U.S. Securities and Exchange Commission in May 1999).

      1b. Form of Amended and Restated Deposit Agreement among New Scottish
          Power plc, Scottish Power plc, The Bank of New York, as depository and the holders from time to time of New Scottish Power American Depository Receipts and/or Scottish Power American Depository Receipts. (Previously filed with the registrant's Form F-6, file no. 333-10322, exhibit A, filed with the Securities and Exchange Commission in May 1999).

      1c. Revised Scottish Power plc -- Generation, Transmission and Public
          Electricity Supply Licence document dated August 1998, as amended and modified.

      1d. Revised Public Electricity Supply Licence for Manweb plc, dated
          July 1998 including amendments and modifications thereto.

      2a. Amended and Restated Agreement and Plan of Merger dated as of December 6, 1998, as amended as of January 29, 1999 and February 9, 1999, and amended and restated as of February 23, 1999, by and among New Scottish Power plc, Scottish Power plc, NA General Partnership, Scottish Power NA1 Limited, Scottish Power NA2 Limited and PacifiCorp. (Previously filed with the registrant's Form F-4, file no. 333-77877, exhibit no. 2(b), filed with the U.S. Securities and Exchange Commission in May 1999).

      2b. Agreement and Plan of Merger, dated as of December 6, 1998, as amended as of January 29, 1999 and February 9, 1999, by and among Scottish Power plc, NA General Partnership, Scottish Power NA1 Limited, Scottish Power NA2 Limited and PacifiCorp. (Previously filed with the registrant's Form F-4, file no. 333-77877, exhibit no. 2(a), filed with the U.S. Securities and Exchange Commission in May 1999).

      2c. 364 day multi-currency revolving credit facility with term-out option dated March 12, 1999 among (1) ScottishPower as borrower,
          (2) The Royal Bank of Scotland ("RBS") as arranger, (3) RBS as agent and (4) various banks, for up to (Pounds)600,000,000.

      2d. Supplemental agreement dated March 12, 1999 among (1) ScottishPower as borrower and (2) RBS as agent which amends the terms of the five-year revolving credit facility dated June 24, 1996 among (1) ScottishPower as borrower, (2) RBS and Union Bank of Switzerland as joint arrangers, (3) ING Barings as co-arrangers, (4) various banks and (5) RBS as agent.

      2e. Trust Deed dated November 4, 1997 related to ScottishPower's $2 billion debt issuance programme.

      2f. Supplemental Trust Deed dated November 6, 1998 related to
          ScottishPower's $2 billion debt issuance programme.

      The registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any instrument which defines the rights of holders of long-term debt of ScottishPower and its consolidated subsidiaries.

78                                                  ScottishPower Form 20-F 1999

      Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SCOTTISH POWER PLC

                                         /s/ Ian Simon MacGregor Russell
                                By:____________________________________________
                                        Ian Simon MacGregor Russell
                                        Deputy Chief Executive and Finance
                                        Director

      Date: July 15, 1999

ScottishPower Form 20-F 1999                                                  79

      Consolidated Financial Statements of Scottish Power plc for the year ended March 31, 1999

      Accounting Policies and Definitions

      Basis of accounting
      The Accounts have been prepared under the historical cost convention, modified to include the revaluation of certain tangible fixed assets, and in accordance with applicable accounting standards in the U.K. and, subject to the treatment of water infrastructure grants and contributions described under "Grants and contributions" below, comply with the requirements of the Companies Act 1985.

      In preparing these Accounts, certain reclassifications and changes in presentation have been made to the Accounts previously presented in ScottishPower's published U.K. Annual Report and Accounts, with the exception of the consolidated cash flow statements, in order to comply with accounting presentation and disclosure requirements applicable in the United States. A reconciliation to U.S. GAAP is set out in Note 34.

      Basis of consolidation
      The group Accounts include the Accounts of the company and its principal subsidiary undertakings together with the group's share of results and net assets of associated undertakings and joint ventures. For commercial reasons one subsidiary has a different year end. The consolidation includes the Accounts of this subsidiary as adjusted for material transactions in the period between its year end and March 31.

      Use of estimates
      The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of Accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

      Turnover
      Turnover comprises the sales value of energy, goods, water, wastewater and other services supplied to customers during the year and excludes Value Added Tax and intra-group sales. Income from the sale of energy and measured water is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end.

      Under/over recovery of regulated income
      Under the licences issued to Scottish Power plc and Manweb plc which permit them to operate as public electricity companies, price control formulae determine the regulated allowable maximum unit revenues of the transmission and distribution businesses, as appropriate. If actual revenue for the year exceeds the regulated allowable maximum, the excess is deducted from turnover and included in creditors where amounts are due to be returned to customers. Where there is an under recovery compared with the regulated allowable maximum no anticipation of any potential future recovery is made.

      Research and development
      Expenditure on research and development is charged to the profit and loss account as it is incurred.

      Interest
      Interest on the funding attributable to major capital projects is capitalized gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is reflected in the profit and loss account as it arises.

F-1                                                 ScottishPower Form 20-F 1999

      Financial instruments
      Debt instruments
      All borrowings are stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond.

      Interest rate swaps
      Interest rate swap agreements are used to manage interest rate exposures and are accounted for using hedge accounting. In order to qualify for hedge accounting, the company's notional amount of interest rate swaps and caps must be less than or equal to existing variable rate debt. Amounts payable or receivable in respect of these agreements are recognized as adjustments to interest expense over the period of the contracts. The cash flows from interest rate swaps and gains and losses arising on terminations of interest rate swaps are recognized as returns on investments and servicing of finance. Where associated debt is not retired in conjunction with the termination of an interest swap, gains and losses are deferred and are amortized to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.

      Interest rate caps
      Interest rate caps are used to limit interest rate exposures. The premiums on these contracts are amortized over the period of the contracts and are disclosed as interest expense.

      Forward contracts
      The company enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates. Unrealized gains and losses on contracts are not accounted for until the maturity of the contract. The cash flows from forward purchase contracts are classified in a manner consistent with the underlying nature of the hedged transaction.

      Premiums and discounts
      Premiums and discounts arising on the early repayment of borrowings are written off to the profit and loss account as incurred.

      Contracts for Differences (CfDs)
      The company uses CfDs to minimize exposure to Pool price variations. The cost or the income attributable to CfDs is recorded in the accounting records when settlement is made. Where delivery under the CfD has taken place prior to the period end, adjustments are made to account for the known variances between the contract strike price and the Pool price on the date of delivery.

      Goodwill
      Purchased goodwill represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill arising from the purchase of trading entities in accounting periods prior to March 31, 1998 has been written off on acquisition against the merger reserve to reduce it to zero and thereafter has been offset against the profit and loss reserve. On disposal of trading entities, the goodwill previously included in reserves is charged to the profit and loss account matched by an equal credit to reserves. Goodwill arising on acquisitions since April 1, 1998 is capitalized and amortized through the profit and loss account over its useful economic life.

ScottishPower Form 20-F 1999                                                 F-2

      Tangible fixed assets
      Accounting for non-water infrastructure assets
      Tangible fixed assets are stated at cost or valuation and are depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalized employee costs which are directly attributable to construction of fixed assets. Land is not depreciated. The main depreciation periods used by the group are as set out below:

                                                       Years
      ------------------------------------------------------
       Coal and oil-fired generating stations          35-40
       Hydro plant and machinery                       20-40
       Other buildings                                    40
       Transmission and distribution plant             30-40
       Towers, lines and underground cables            40-60
       Vehicles, miscellaneous equipment and fittings   3-15

      Infrastructure accounting
      Water infrastructure assets, being mains and sewers, reservoirs, dams, sludge pipelines and sea outfalls comprise a network of systems. Expenditure on water infrastructure assets relating to increases in capacity or enhancement of the network and on maintaining the operating capability of the network in accordance with defined standards of service is treated as an addition to fixed assets.

      The depreciation charge for water infrastructure assets is the estimated level of annualised expenditure required to maintain the operating capability of the network and is based on the asset management plan agreed with the water industry regulator as part of the price regulation process.

      The asset management plan is developed from historical experience combined with a rolling program of reviews of the condition of the infrastructure assets.

      The method of accounting for water infrastructure renewals has been revised following the introduction of FRS 12 "Provisions, contingent liabilities and contingent assets' and the infrastructure renewals accounting basis as set out in FRS 15 "Tangible fixed assets'. As a consequence the balance sheet has been restated to take account of the necessary changes since the date of acquisition of Southern Water in August 1996. Further information is given in Note 16. The change of accounting policy has no effect on the profit and loss account other than to reclassify the renewals charge as depreciation.

      Comparative figures have been restated in the cash flow statement, the balance sheet, Notes 2, 9(b), 10, 16, 19 and 34.

      Leased assets
      As lessee
      Assets leased under finance leases are capitalized and depreciated in line with the group depreciation policy. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account as incurred.

      As lessor
      Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provisions for bad and doubtful rentals receivable.

      Property clawback
      A debenture has been issued to the Secretary of State for Scotland which entitles HM Government to a proportion of any property gain (above certain thresholds and after deducting an amount representing corporation tax thereon) accruing or treated as accruing to ScottishPower as a result of the disposal or deemed disposal after March 31, 1991 of certain property held at March 31, 1990. These arrangements last until March 31, 2001.

F-3                                                ScottishPower Form 20-F 1999

      In the case of Manweb, if properties are disposed of, or are deemed to have been disposed of prior to April 1, 2000, a part of the gain over the value at March 31, 1990 (as adjusted for inflation and taxation) will become payable to HM Government.

      In the case of both companies, a liability for clawback in respect of property disposals is recognized only when an actual or a deemed disposal occurs.

      Investments
      Investments in subsidiary and associated undertakings and joint ventures are stated in the balance sheet of the parent company at cost, or nominal value of shares issued as consideration where applicable, less provision for any impairment in value. The group profit and loss account includes the group's share of the operating profits less losses, net interest charge and taxation of associated undertakings and joint ventures. The group balance sheet includes the investment in associated undertakings and joint ventures at the group's share of their net assets. Other fixed asset investments are carried at cost less provision for diminution in value.

      Stocks
      Stocks are valued at the lower of cost and net realizable value.

      Foreign currencies
      Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or, where applicable, at the contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

      Taxation
      The charge for ordinary taxation is based on the profits for the year and takes into account deferred taxation, using the liability method, in respect of timing differences to the extent that it is probable that a liability will crystallize in the foreseeable future. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and the depreciation of fixed assets.

      Pensions
      The group provides pension benefits through both defined benefit and defined contribution arrangements. The regular cost of providing pensions and related benefits and any variations from regular cost arising from the actuarial valuations for defined benefit schemes are charged to the profit and loss account over the expected remaining service lives of current employees following consultations with the actuary. Any difference between the charge to the profit and loss account and the actual contributions paid to the Pension Schemes is included as an asset or liability in the balance sheet. Payments to the defined contribution schemes are charged against profits as incurred.

      Grants and contributions
      Capital grants and customer contributions in respect of additions to non-water infrastructure fixed assets are treated as deferred income and released to the profit and loss account over the estimated operational lives of the related assets. Grants and contributions receivable relating to water infrastructure assets have been deducted from the cost or valuation of those assets. While this treatment is in accordance with Statement of Standard Accounting Practice (SSAP) 4, it is not in accordance with the Companies Act 1985. The Act requires capital grants and contributions to be shown as deferred income rather than offset against the cost or valuation of tangible fixed assets. This departure from the requirements of the Act is, in the opinion of the directors, necessary for the Accounts to give a true and fair view as, while provision is made for depreciation of water infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this treatment on the value of tangible fixed assets is disclosed in Note 16.

ScottishPower Form 20-F 1999                                                 F-4

      Own shares held under trust
      The amount recorded in the balance sheet for shares in the company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options.

      Long Term Incentive Plan
      Shares in the company purchased for the Long Term Incentive Plan are held under trust and are recorded within investments in the balance sheet at cost. The cost of awards made by the trust under the Long Term Incentive Plan, being the difference between the fair value of the shares and the option price at the date of grant, is taken to the profit and loss account on a straight line basis over the period in which performance is measured.

      Business segment definitions
      ScottishPower defines business segments based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate.

      The business segments of the group are defined as follows:

      Generation Wholesale
      The generation of electricity from the company's own power stations, the purchase of external supplies of energy for sale to other business segments of the company and the sale of electricity to other public electricity suppliers and to the Pool in England and Wales.

      Power Systems
      The transmission and distribution businesses in Scotland and, specifically, the transportation of units of electricity from the power stations through the transmission and distribution networks to customers in Scotland and to customers in England and Wales through the Anglo-Scottish Interconnector.

      Energy Supply
      The sale of energy to customers, together with related billing and collection activities for customers contracted to Scottish Power plc.

      Manweb
      The distribution and supply businesses operating in Merseyside and North Wales and, specifically, the purchase, distribution and sale of electricity to customers, together with related billing and collection activities within that licensed area.

      Southern Water
      The provision of water and wastewater services in the south-east of England, together with related billing and collection activities.

      ScottishTelecom
      The provision of telecommunications services, Internet access and information services to national corporates, small and medium-sized enterprises and residential customers.

      Other
      The retailing and servicing of domestic electrical goods and home entertainment appliances, the provision of electrical contracting, consultancy and corporate services, gas trading and the businesses of the company's other subsidiary and associated undertakings.

      In the segmental analyses on pages F-9 and F-17, all material activities are derived from continuing operations in the U.K.

F-5                                                 ScottishPower Form 20-F 1999

      Revenue cost definitions
      Cost of sales
      The cost of sales for the group, excluding Southern Water, reflect the direct costs of the generation and purchase of electricity, the purchase of natural gas, retail trading, telecommunication services, electrical contracting and consultancy services. For Southern Water, cost of sales represents the cost of extracting water from underground and raw water surface reservoirs and of its treatment and supply to customers and the subsequent collection of wastewater and its treatment and disposal.

      Transmission and distribution costs
      The cost of transmitting units of electricity from the power stations through the transmission and distribution networks to customers. It includes the costs of metering, billing and debt collection. This heading is considered more appropriate to the electricity industry than the standard Companies Act heading of distribution costs.

      Administrative expenses
      The indirect costs of businesses, the costs of centralised services and rates.

      Other definitions
      Company or ScottishPower
      Scottish Power plc.

      Group
      Scottish Power plc and its consolidated subsidiaries.

      Associated undertakings
      Entities in which the company holds a long-term participating interest and exercises significant influence.

      Joint ventures
      Entities in which the company holds a long-term interest and shares control with another company external to the group.

      Subsidiary undertakings
      Entities in which the company holds a long-term controlling interest.

ScottishPower Form 20-F 1999                                                 F-6

      Group Profit and Loss Account
      for the year ended March 31, 1999

                                                                 1999        1998        1997
                                                      Notes (Pounds)m   (Pounds)m   (Pounds)m
      ----------------------------------------------------------------------------------------
       Turnover: group and share of joint ventures
       and associates                                         3,251.5     3,134.1     2,947.4
       Less: share of turnover in joint ventures                 (7.3)       (3.8)       (4.6)
       Less: share of turnover in associates                     (1.9)       (2.1)       (2.1)
       ----------------------------------------------------   --------    --------    --------
       Group turnover from continuing operations          1   3,242.3     3,128.2     2,940.7
       Cost of sales                                         (1,860.5)   (1,850.7)   (1,743.5)
       ----------------------------------------------------   --------    --------    --------
       Gross profit from continuing operations                1,381.8     1,277.5     1,197.2
       Transmission and distribution costs                     (258.1)     (219.1)     (222.8)
       Administrative expenses                                 (348.8)     (303.0)     (331.1)
       Other operating income                                    27.9        29.7        20.6
       ----------------------------------------------------   --------    --------    --------
       Operating profit from continuing operations      1,2     802.8       785.1       663.9
       Share of operating profit in joint ventures                2.1         1.6         1.8
       Share of operating profit in associates                    0.2         0.3         0.9
       ----------------------------------------------------   --------    --------    --------
       Profit on ordinary activities before interest            805.1       787.0       666.6
       Net interest charge
        -- Group                                               (160.8)     (147.1)     (107.5)
        -- Joint ventures                                        (0.5)       (0.2)       (0.5)
        -- Associates                                               -        (0.1)       (0.2)
                                                          4    (161.3)     (147.4)     (108.2)
       ----------------------------------------------------   --------    --------    --------
       Profit on ordinary activities before taxation            643.8       639.6       558.4
       Ordinary taxation
        -- Group                                               (141.0)     (151.5)     (135.7)
        -- Joint ventures                                        (0.5)       (0.4)       (0.7)
        -- Associates                                            (0.1)        0.3        (0.4)
                                                          5    (141.6)     (151.6)     (136.8)
       ----------------------------------------------------   --------    --------    --------
       Profit after ordinary taxation                           502.2       488.0       421.6
       Exceptional taxation -- windfall tax               6         -      (317.0)          -
       ----------------------------------------------------   --------    --------    --------
       Profit after taxation                                    502.2       171.0       421.6
       Minority interests                                27       0.6        (0.9)       (0.5)
       ----------------------------------------------------   --------    --------    --------
       Profit for the financial year                            502.8       170.1       421.1
       Dividends                                          8    (267.9)     (243.3)     (218.1)
       ----------------------------------------------------   --------    --------    --------
       Profit/(loss) retained                            26     234.9       (73.2)      203.0
       ----------------------------------------------------   --------    --------    --------
       Earnings per ordinary share                        7     42.42p      14.41p      38.11p
       Adjusting items -- goodwill amortization                  0.10p          -           -
                       -- windfall tax                              -       26.87p          -
       ----------------------------------------------------   --------    --------    --------
       Earnings per ordinary share before goodwill
       amortization and windfall tax                      7     42.52p      41.28p      38.11p
       ----------------------------------------------------   --------    --------    --------
       Diluted earnings per ordinary share                7     42.00p      14.27p      37.73p
       Adjusting items -- goodwill amortization                  0.10p          -           -
                       -- windfall tax                              -       26.60p          -
       ----------------------------------------------------   --------    --------    --------
       Diluted earnings per ordinary share before
       goodwill amortization and windfall tax             7     42.10p      40.87p      37.73p
       ----------------------------------------------------   --------    --------    --------
       Dividends per ordinary share                       8     22.50p      20.40p      18.50p
       ----------------------------------------------------   --------    --------    --------

      The Accounting Policies and Definitions on pages F-1 to F-6, together with the Notes on pages F-9 to F-11, F-13 to F-15 and F-17 to F-40 form part of these Accounts.

F-7                                                 ScottishPower Form 20-F 1999

      Statement of Total Recognized Gains and Losses for the year ended March 31, 1999

                                                1999       1998       1997
                                      Note (Pounds)m  (Pounds)m  (Pounds)m
      --------------------------------------------------------------------
       Profit for the financial year           502.8      170.1      421.1
       Surplus on revaluation of
       assets                           16         -      229.0          -
       -----------------------------------   -------    -------    -------
       Total recognized gains and
       losses for the financial year           502.8      399.1      421.1
       -----------------------------------   -------    -------    -------

      Note of Historical Cost Profits and Losses for the year ended March 31, 1999

                                                1999       1998       1997
                                           (Pounds)m  (Pounds)m  (Pounds)m
      --------------------------------------------------------------------
       Profit on ordinary activities
       before taxation                         643.8      639.6      558.4
       Difference between historical
       cost depreciation charge and
       actual depreciation charge
       for the year calculated on
       the revalued amount of fixed
       assets                                    3.4        1.7          -
       -----------------------------------   -------    -------    -------
       Historical cost profit on
       ordinary activities before
       taxation                                647.2      641.3      558.4
       -----------------------------------   -------    -------    -------
       Historical cost profit/(loss)
       retained for the financial
       year after taxation,
       minority interests and
       dividends                               238.3      (71.5)     203.0
       -----------------------------------   -------    -------    -------

      Reconciliation of Movements in Shareholders' Funds
                                                1999       1998       1997
                                           (Pounds)m  (Pounds)m  (Pounds)m
      --------------------------------------------------------------------
       Profit for the financial year           502.8      170.1      421.1
       Dividends                              (267.9)    (243.3)    (218.1)
       -----------------------------------   -------    -------    -------
       Profit/(loss) retained                  234.9      (73.2)     203.0
       Share capital issued (net of
       costs)                                    3.2       45.5      633.2
       Shares to be issued                         -          -       13.4
       Revaluation of fixed assets                 -      229.0          -
       Goodwill written off                        -      (16.2)    (534.6)
       -----------------------------------   -------    -------    -------
       Net movement in shareholders'
       funds                                   238.1      185.1      315.0
       Opening shareholders' funds           1,707.8    1,522.7    1,207.7
       -----------------------------------   -------    -------    -------
       Closing shareholders' funds           1,945.9    1,707.8    1,522.7
       -----------------------------------   -------    -------    -------

      for the year ended March 31, 1999


      The Accounting Policies and Definitions on pages F-1 to F-6, together with the Notes on pages F-9 to F-11, F-13 to F-15 and F-17 to F-40 form part of these Accounts.

ScottishPower Form 20-F 1999                                                 F-8

      Notes to the Group Profit and Loss Account for the year ended March 31, 1999

      1 Segmental business information
      ------------------------------------------------------------------------
      (a) Turnover by business segment

      -----------------------------------------------------------------------------------------------------------------------

                                             Total turnover            Inter-segment turnover           External turnover
                                           1999      1998      1997      1999      1998      1997      1999      1998      1997
                            Notes     (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      -----------------------------------------------------------------------------------------------------------------------
  Generation
  Wholesale                     (iii)     914.3   1,014.3     974.4     695.3     764.8     744.4     219.0     249.5     230.0
  Power Systems                           470.1     443.0     429.2     416.8     391.1     386.8      53.3      51.9      42.4
  Energy Supply                         1,434.5   1,336.2   1,270.4      28.8      11.5       0.9   1,405.7   1,324.7   1,269.5
  Manweb                                  614.2     667.8     759.3      18.1      13.9       4.2     596.1     653.9     755.1
  Southern Water                 (ii)     440.2     453.0     316.7       0.7       0.4       0.5     439.5     452.6     316.2
  ScottishTelecom            (iv),(v)     219.9     113.3      53.7      39.2      31.2      16.7     180.7      82.1      37.0
  Other                    (iii),(iv)     612.8     410.7     359.2     264.8      97.2      68.7     348.0     313.5     290.5
  --------------------------------------------------------------------------------------------     -------   -------   -------
  Total                                                                                             3,242.3   3,128.2   2,940.7
  --------------------------------------------------------------------------------------------     -------   -------   -------
  (b) Operating profit/(loss) by business segment
  -----------------------------------------------------------------------------------------------------------------------------
                                                                                                       1999      1998      1997
                                                                                                  (Pounds)m (Pounds)m (Pounds)m
  -----------------------------------------------------------------------------------------------------------------------------
  Generation Wholesale                                                                                115.3     130.8     146.1
  Power Systems                                                                                       261.7     249.5     228.0
  Energy Supply                                                                                        20.1      15.1      32.4
  Manweb                         (vi)                                                                 125.2     131.3     135.0
  Southern Water                 (ii)                                                                 262.2     240.7     135.6
  ScottishTelecom            (iv),(v)                                                                  10.3       4.7      (1.5)
  Other                          (iv)                                                                   8.0      13.0       9.5
  --------------------------------------------------------------------------------------------     -------   -------   -------
  Sub total                                                                                           802.8     785.1     685.1
  Reorganization costs                                                                                    -         -     (21.2)
  --------------------------------------------------------------------------------------------     -------   -------   -------
  Total                                                                                               802.8     785.1     663.9
  --------------------------------------------------------------------------------------------     -------   -------   -------
  (c) Depreciation by business segment
  ----------------------------------------------------------------------------------------------------------------------------
                                                                                                       1999      1998      1997
                                                                                                  (Pounds)m (Pounds)m (Pounds)m
  -----------------------------------------------------------------------------------------------------------------------------
  Generation Wholesale                                                                                 29.9      19.8      14.5
  Power Systems                                                                                        53.8      44.0      43.5
  Energy Supply                                                                                         4.8       3.7       2.0
  Manweb                                                                                               43.4      37.1      36.6
  Southern Water                 (ii)                                                                  59.9      59.7      43.0
  ScottishTelecom                (iv)                                                                  15.3       6.1       3.1
  Other                          (iv)                                                                  17.1      14.2      13.4
  --------------------------------------------------------------------------------------------     -------   -------   -------
  Total                                                                                               224.2     184.6     156.1
  --------------------------------------------------------------------------------------------     -------   -------   -------

      (i) In fiscal 1999, ScottishPower adopted FAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard establishes a new framework for segment reporting where the management reporting structure forms the basis of external disclosures. The accounting policies of the segments are the same as those described in the "Accounting Policies and Definitions' on pages F-1 to F-6.

      (ii) The 1997 figures for Southern Water cover the post-acquisition period from August 6, 1996 to March 31, 1997.

      (iii) The Generation Wholesale segment previously included sales from gas trading activities which are now reported in the Other business segment. Total turnover for the Generation Wholesale segment for 1998 included (Pounds)100.5 million and for 1997 (Pounds)30.0 million of gas trading sales of which (Pounds)82.4 million and (Pounds)16.1 million related to internal sales.

      (iv) The ScottishTelecom business segment and the Other business segment were previously combined as the Developing businesses and ancillary services segment. The ScottishTelecom business segment has been separately identified due to its increased significance to the group. Prior year figures have been restated accordingly.

      (v) Within the ScottishTelecom business segment, Demon Internet Limited contributed external turnover of (Pounds)48.5 million and operating profit before goodwill amortization of (Pounds)12.4 million since its acquisition on May 1, 1998. The turnover and operating profit of Watermark Games Limited are not material to the ScottishTelecom business segment.

      (vi) Operating profit for Manweb comprises distribution operating profit of (Pounds)91.9 million (1998 (Pounds)95.4 million, 1997 (Pounds)112.0 million) and supply and other operating profit of (Pounds)33.3 million (1998 (Pounds)35.9 million, 1997 (Pounds)23.0 million).

F-9                                                 ScottishPower Form 20-F 1999

      2 Operating profit

      ---------------------------------------------------------------------------------------------
                                                                         1999       1998       1997
       Operating profit is stated after charging/(crediting):       (Pounds)m  (Pounds)m  (Pounds)m
      ---------------------------------------------------------------------------------------------
       Depreciation and amortization                                    225.4      184.6      156.1
       Release of customer contributions/grants                         (13.6)     (20.6)     (22.5)
       Research and development                                           5.3        5.4        5.6
       Hire of plant and equipment -- operating leases                    4.6        2.6        2.6
       Hire of other assets -- operating leases                          31.0       25.0       20.6
       Auditors' remuneration for audit of
        -- group                                                          0.7        0.6        0.6
        -- company                                                        0.4        0.3        0.3
       -------------------------------------------------------------  -------    -------    -------
       Non-audit fees paid to auditors:
       Regulatory advice                                                  0.9        0.6        0.4
       Advice on new financial systems                                      -        0.2        0.4
       U.S. Listing                                                         -        0.2          -
       General consultancy                                                0.9        0.2        0.5
       Due diligence reporting and other services                         3.6          -        0.1

       Total                                                              5.4        1.2        1.4
       -------------------------------------------------------------  -------    -------    -------

      Fees of (Pounds)3.1 million, paid to the auditors in respect of due diligence reporting and other services in connection with the proposed acquisition of PacifiCorp, have been included within prepayments and accrued income. Non-audit fees of (Pounds)5.4 million for PricewaterhouseCoopers in 1999 include (Pounds)0.7 million paid to Coopers & Lybrand and (Pounds)0.4 million paid to Price Waterhouse prior to the date of appointment of PricewaterhouseCoopers as auditors. Non-audit fees in 1997 and 1998 comprise solely amounts paid to the previous auditors Coopers & Lybrand.

      3 Employee information

      -------------------------------------------------------------------------

                                                    1999       1998       1997
       (a) Employee costs                      (Pounds)m  (Pounds)m  (Pounds)m
      -------------------------------------------------------------------------
       Wages and salaries                          329.3      304.6      277.1
       Social security costs                        25.9       24.0       22.7
       Pension costs                                18.0       18.1       24.7
       --------------------------------------    -------    -------    -------
       Total employee costs                        373.2      346.7      324.5
       Less: charged as capital expenditure        (71.8)     (67.8)     (48.0)
       --------------------------------------    -------    -------    -------
       Charged to the profit and loss account      301.4      278.9      276.5
       --------------------------------------    -------    -------    -------

      (b) Employee numbers
      The year end and average numbers of employees (full-time and part-time) employed by the group, including executive directors, were:

                                     At March 31,           Annual average
                                   1999    1998    1997    1999    1998    1997
      -------------------------------------------------------------------------
       Generation Wholesale         913   1,020   1,054   1,009   1,068   1,094
       Power Systems              2,675   2,736   2,684   2,708   2,757   2,831
       Energy Supply              1,388   1,139     797   1,318     982     810
       Manweb                     2,201   2,248   2,830   2,245   2,330   2,975
       Southern Water             2,262   2,406   3,618   2,352   2,856   4,006
       ScottishTelecom            2,383   1,481     706   2,410   1,147     320
       Other                      4,210   4,069   3,329   4,133   3,939   3,267
       -----------------------  ------- ------- ------- ------- ------- -------
                                 16,032  15,099  15,018  16,175  15,079  15,303
       -----------------------  ------- ------- ------- ------- ------- -------
       The number of full-time
       equivalent staff was:     15,145  14,306  14,401  15,196  14,356  14,657
       -----------------------  ------- ------- ------- ------- ------- -------

      4 Net interest charge

      -------------------------------------------------------------------------
                                                    1999       1998       1997
       (a) Analysis of net interest charge     (Pounds)m  (Pounds)m  (Pounds)m
      -------------------------------------------------------------------------
       Interest on overdrafts, bonds and
       other borrowings:
       Repayable wholly within five years           35.1       41.6       65.4
       Not wholly repayable within five years       90.2       33.8       12.6
       Repaid during the year                       54.6       84.7       33.0
       --------------------------------------    -------    -------    -------
                                                   179.9      160.1      111.0
       On finance leases                               -        0.4        0.5
       --------------------------------------    -------    -------    -------
       Total interest payable                      179.9      160.5      111.5
       Interest receivable                          (3.8)      (3.1)      (3.3)
       Capitalized interest                        (14.8)     (10.0)         -
       --------------------------------------    -------    -------    -------
       Net interest charge                         161.3      147.4      108.2
       --------------------------------------    -------    -------    -------
       Interest cover (times)                        5.0        5.3        6.2
       --------------------------------------    -------    -------    -------

      Interest cover is calculated by dividing profit on ordinary activities before interest by the net interest charge.

ScottishPower Form 20-F 1999                                                F-10

      Note 4 continued
      ------------------------------------------------------------------------

                                                  1999      1998      1997
       (b) Analysis of total interest
       payable                               (Pounds)m (Pounds)m (Pounds)m
      --------------------------------------------------------------------
       Bank loans and overdrafts                  35.5      45.0      65.5
       Government borrowings                      16.3      16.3      16.3
       Loan notes                                  1.3       1.6       2.7
       Commercial paper                           33.4      73.3      24.3
       Medium-term notes/private placements       31.9       4.5         -
       Euro bonds                                 61.5      19.4       2.2
       Finance leases                                -       0.4       0.5
       ------------------------------------    -------   -------   -------
                                                 179.9     160.5     111.5
       ------------------------------------    -------   -------   -------

      5 Ordinary taxation
      ------------------------------------------------------------------------
      Reconciliation of tax charge to standard rate of U.K. Corporation Tax

                                                    1999       1998       1997
                                               (Pounds)m  (Pounds)m  (Pounds)m
      -------------------------------------------------------------------------
       Tax on profit before tax at standard
       rate of 31% (1998 31%, 1997 33%)            199.6      198.2      184.2
       Timing differences between taxable and
       accounting profit:
        -- accelerated capital allowances          (40.6)     (35.8)     (49.7)
        -- other timing differences                 (0.2)       1.1        4.5
       Permanent differences                        (4.3)      27.0        9.5
       Advance corporation tax written back        (12.9)     (38.9)     (11.7)
       --------------------------------------    -------    -------    -------
       Ordinary taxation charged to profit
       and loss account                            141.6      151.6      136.8
       --------------------------------------    -------    -------    -------
       Effective tax rate                           22.0%      23.7%      24.5%
       --------------------------------------    -------    -------    -------

      The effective tax rate is calculated by dividing ordinary taxation by profit on ordinary activities before taxation.

      6 Exceptional taxation -- windfall tax
      ------------------------------------------------------------------------
      Exceptional taxation in 1997-98 related to the group's share of the windfall tax according to the formula contained within the Finance (No.
      2) Act 1997. The first of two equal installments was paid on December
      1, 1997 and the second installment was paid on December 1, 1998.

      7 Earnings per ordinary share
      ------------------------------------------------------------------------
      (a) Earnings per ordinary share have been calculated in accordance with FRS 14 "Earnings per share' for all years by dividing the profit for the financial year by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

                                                          1999    1998    1997
      ------------------------------------------------------------------------
       Profit for the financial year ((Pounds)
       million)                                          502.8   170.1   421.1
       Basic weighted average share capital (number
       of shares, million)                             1,185.2 1,180.1 1,104.9
       Diluted weighted average share capital (number
       of shares, million)                             1,197.2 1,191.9 1,116.0
       ----------------------------------------------  ------- ------- -------

      The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options.

      (b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortization and the windfall tax, is based on the following adjusted earnings:

                                                      1999      1998      1997
                                                 (Pounds)m (Pounds)m (Pounds)m
      ------------------------------------------------------------------------
       Profit for the financial year                 502.8     170.1     421.1
       Adjusting items -- goodwill amortization        1.2         -         -
                       -- windfall tax                   -     317.0         -
       ----------------------------------------    -------   -------   -------
       Adjusted earnings                             504.0     487.1     421.1
       ----------------------------------------    -------   -------   -------

      Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made. The figures for the years ended March 31, 1997 and March 31, 1998 do not contain goodwill amortization as the group has adopted the transitional provisions of FRS 10 and only capitalized goodwill arising on acquisitions since April 1, 1998.

       8 Dividends per
       ordinary share
      ----------------------------------------------------------------------------------
                                    1999     1998     1997
                                   pence    pence    pence
                                     per      per      per
                                ordinary ordinary ordinary      1999      1998      1997
                                   share    share    share (Pounds)m (Pounds)m (Pounds)m
      ----------------------------------------------------------------------------------
       Interim dividend paid        7.50     6.80     6.17      89.9      80.4      72.6
       Proposed final dividend     15.00    13.60    12.33     178.0     162.9     145.5
       -----------------------   -------  -------  -------   -------   -------   -------
       Total dividends             22.50    20.40    18.50     267.9     243.3     218.1
       -----------------------   -------  -------  -------   -------   -------   -------

F-11                                                ScottishPower Form 20-F 1999

      Group Cash Flow Statement
      for the year ended March 31, 1999

                                                1999       1998       1997
                                     Notes (Pounds)m  (Pounds)m  (Pounds)m
      ---------------------------------------------------------------------
       Cash inflow from continuing
       operating activities             10     944.9    1,014.1      801.9
       Dividends received from
       associates and joint
       ventures                                  0.9        0.9          -
       Returns on investments and
       servicing of finance              9    (149.9)    (146.7)    (101.1)
       Ordinary taxation                       (93.7)    (134.5)    (117.4)
       -----------------------------------  --------   --------   --------
       Free cash flow before
       windfall tax                            702.2      733.8      583.4
       Exceptional taxation --
        windfall tax                     6    (157.8)    (157.8)         -
       -----------------------------------  --------   --------   --------
       Free cash flow                          544.4      576.0      583.4
       Capital expenditure and
       financial investment              9    (683.0)    (592.7)    (392.1)
       -----------------------------------  --------   --------   --------
       Cash flow before
       acquisitions and disposals             (138.6)     (16.7)     191.3
       Acquisitions and disposals        9     (77.4)      67.9   (1,234.6)
       Equity dividends paid                  (252.8)    (226.0)    (170.0)
       -----------------------------------  --------   --------   --------
       Cash outflow before use of
       liquid resources and
       financing                              (468.8)    (174.8)  (1,213.3)
       Management of liquid
       resources                      9,13     (12.1)     (17.5)     (21.0)
       Financing
        -- Issue of ordinary share
       capital                           9       3.2        8.9      238.0
        -- Increase in debt           9,13     451.0      252.6    1,048.6
                                               454.2      261.5    1,286.6
       -----------------------------------  --------   --------   --------
       (Decrease)/increase in cash
       in year                          13     (26.7)      69.2       52.3
       -----------------------------------  --------   --------   --------

      Free cash flow represents cash flow from continuing operating activities after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation.

                                                1999       1998       1997
                                      Note (Pounds)m  (Pounds)m  (Pounds)m
      ----------------------------------------------------------------------
       (Decrease)/increase in cash
       in year                                 (26.7)      69.2       52.3
       Cash inflow from increase in
       debt                                   (451.0)    (252.6)  (1,048.6)
       Cash outflow from movement
       in liquid resources                      12.1       17.5       21.0
       -----------------------------------  --------   --------   --------
       Change in net debt resulting
       from cash flows                        (465.6)    (165.9)    (975.3)
       Net debt acquired                        (2.7)      (0.1)    (168.6)
       Net debt disposed                           -        6.7          -
       Loan notes issued                           -       (3.0)     (14.3)
       Other non-cash movements                 (0.3)         -          -
       -----------------------------------  --------   --------   --------
       Movement in net debt in year           (468.6)    (162.3)  (1,158.2)
       Net debt at end of previous
       year                                 (1,952.6)  (1,790.3)    (632.1)
       -----------------------------------  --------   --------   --------
       Net debt at end of year          13  (2,421.2)  (1,952.6)  (1,790.3)
       -----------------------------------  --------   --------   --------

      Reconciliation of Net Cash Flow to Movement in Net Debt for the year ended March 31, 1999


      The Accounting Policies and Definitions on pages F-1 to F-6, together with the Notes on pages F-9 to F-11, F-13 to F-15 and F-17 to F-40 form part of these Accounts.

ScottishPower Form 20-F 1999                                                F-12

      Notes to the Group Cash Flow Statement
      for the year ended March 31, 1999

       9 Analysis of cash flows
      -------------------------------------------------------------------------

                                                    1999       1998       1997
                                               (Pounds)m  (Pounds)m  (Pounds)m
      -------------------------------------------------------------------------
       (a) Returns on investments and
       servicing of finance
       Interest received                             3.5        2.7        3.3
       Interest paid                              (153.4)    (149.0)    (103.9)
       Interest element of finance lease
       rental payments                                 -       (0.4)      (0.5)
       --------------------------------------    -------    -------   --------
       Net cash outflow for returns on
       investments and servicing of finance       (149.9)    (146.7)    (101.1)
       --------------------------------------    -------    -------   --------
       (b) Capital expenditure and financial
       investment
       Purchase of tangible fixed assets          (745.1)    (664.6)    (448.0)
       Deferred income received                     47.8       57.9       46.6
       Sale of tangible fixed assets                20.4       26.4       13.9
       Purchase of fixed asset investments          (6.1)     (12.4)      (4.6)
       --------------------------------------    -------    -------   --------
       Net cash outflow for capital
       expenditure and financial investment       (683.0)    (592.7)    (392.1)
       --------------------------------------    -------    -------   --------
       (c) Acquisitions and disposals
       Purchase of subsidiary undertakings         (77.4)      (0.4)  (1,234.6)
       Sale of subsidiary businesses                   -       68.3          -
       --------------------------------------    -------    -------   --------
       Net cash (outflow)/inflow from
       acquisitions and disposals                  (77.4)      67.9   (1,234.6)
       --------------------------------------    -------    -------   --------
       (d) Management of liquid resources *
       Cash outflow in relation to short-term
       deposits and other short-term
       investments                                 (12.1)     (17.5)     (21.0)
       --------------------------------------    -------    -------   --------
       Net cash outflow for management of
       liquid resources                            (12.1)     (17.5)     (21.0)
       --------------------------------------    -------    -------   --------
       (e) Financing
       Issue of ordinary share capital               3.2        8.9      263.0
       Expenses paid in connection with share
       issue                                           -          -      (25.0)
                                                     3.2        8.9      238.0
       Debt due within one year:
        -- net (repayment)/drawdown of
           uncommitted facilities                  (39.1)     (81.8)     252.9
        -- net commercial paper
           (redeemed)/issued                      (174.9)     (31.0)     700.5
        -- medium-term notes/private
           placements                              (62.5)      62.5          -
        -- redemption of loan notes                 (1.1)     (39.4)      (0.4)
        -- European Investment Bank loans          (10.0)       1.3        8.7
       Debt due after one year:
        -- net drawdown of uncommitted
           facilities                                  -          -        3.8
        -- net repayment of committed
           facilities                                  -     (200.6)    (100.0)
        -- medium-term notes/private
           placements                              197.5      240.9          -
        -- European Investment Bank loans           51.2       20.0      (11.6)
        -- 5.875% euro-US dollar bond issue            -      182.9          -
        -- Variable coupon bond issue                  -       99.6          -
        -- 8.375% euro-sterling bond issue             -        0.2      196.6
        -- 6.750% euro-sterling bond issue         247.0          -          -
        -- 5.250% deutschmark bond issue           245.5          -          -
       Capital element of finance lease
       rental payments                             (2.6)      (2.0)      (1.9)
       Increase in debt                            451.0      252.6    1,048.6
       --------------------------------------  -------    -------    --------
       Net cash inflow from financing              454.2      261.5    1,286.6
       --------------------------------------  -------    -------    --------

      * Liquid resources include term deposits of less than one year, commercial paper and other short-term investments.

F-13                                                ScottishPower Form 20-F 1999

      10 Reconciliation of operating profit to net cash inflow from continuing operating activities

      ------------------------------------------------------------------------

                                                   1999       1998       1997
                                              (Pounds)m  (Pounds)m  (Pounds)m
      ------------------------------------------------------------------------
       Operating profit                           802.8      785.1      663.9
       Acquisition reorganization accruals
       and provisions                                 -          -       15.2
       Depreciation and amortization              225.4      184.6      156.1
       Profit on sale of tangible fixed
       assets and disposal of businesses          (18.6)     (21.7)      (2.4)
       Release of deferred income                 (13.6)     (20.6)     (22.5)
       Movements in provisions for
       liabilities and charges                     (7.3)      (5.1)     (17.0)
       Decrease/(increase) in stocks               18.4      (32.0)     (31.1)
       (Increase)/decrease in debtors             (68.7)      81.9       38.7
       Increase in creditors                        6.5       41.9        1.0
       -------------------------------------    -------    -------   --------
       Net cash inflow from continuing
       operating activities                       944.9    1,014.1      801.9
       -------------------------------------    -------    -------   --------
      The acquisition reorganization accruals and provisions for 1997 relate to the cost of implementing the post-acquisition plans for Southern
      Water.

      11 Effect of acquisitions and disposals on cash flows
      ------------------------------------------------------------------------
                                                   1999       1998       1997
                                              (Pounds)m  (Pounds)m  (Pounds)m
      ------------------------------------------------------------------------
       Cash flow from operating activities         21.1       10.0      140.3
       Returns on investments and servicing
       of finance                                   0.3       (0.7)      (5.6)
       Taxation                                    (0.1)         -      (18.0)
       Capital expenditure and financial
       investment                                 (10.6)      (5.3)     (93.2)
       Management of liquid resources              (9.2)         -       49.0
       Financing                                   (1.6)       2.1       (2.8)
       -------------------------------------    -------    -------   --------
       (Decrease)/increase in cash                 (0.1)       6.1       69.7
       -------------------------------------    -------    -------   --------

      12 Analysis of cash flows in respect of acquisitions and disposals
      ------------------------------------------------------------------------
                                                   1999       1998       1997
                                              (Pounds)m  (Pounds)m  (Pounds)m
      ------------------------------------------------------------------------
       Cash consideration including expenses      (69.7)      70.2   (1,290.8)
       Cash at bank and in hand
       acquired/(disposed)                          1.4       (1.9)      58.6
       Bank overdrafts acquired                       -          -       (2.4)
       Deferred consideration in respect of
       prior year acquisitions                     (9.1)         -          -
       -------------------------------------    -------    -------   --------
                                                  (77.4)      68.3   (1,234.6)
       -------------------------------------    -------    -------   --------

      The analysis of cash flows on acquisitions in 1999 relate to the post-acquisition cash flows of Demon Internet Limited and Watermark Games Limited. The analysis of cash flows from disposals in 1998 relates to the cash flows during the period for the Southern Water non-core businesses that were sold during the year. The cash flows from the acquisitions in 1998 were not material to the group. There were no disposals in 1997. The analysis of cash flows on acquisitions in 1997 principally relate to the post-acquisition cash flows of Southern
      Water.
ScottishPower Form 20-F 1999                                                F-14

      13 Analysis of net debt
      ------------------------------------------------------------------------
      1997/98 analysis

                                                        Acquisitions      Disposals      Other
                               At April 1,             (excl. cash &  (excl. cash &   non-cash  At March 31,
                                      1997  Cash flow    overdrafts)    overdrafts)    changes          1998
                                 (Pounds)m  (Pounds)m      (Pounds)m      (Pounds)m  (Pounds)m     (Pounds)m
      -------------------------------------------------------------------------------------------------------
       Cash at bank                    2.5       56.3              -              -          -          58.8
       Overdrafts                    (22.2)      12.9              -              -          -          (9.3)
                                                 69.2
       Debt due after 1 year        (689.4)    (343.0)             -              -          -      (1,032.4)
       Debt due within 1 year     (1,111.7)      88.4           (0.1)             -       (3.0)     (1,026.4)
       Finance leases                 (8.7)       2.0              -            6.7          -             -
                                               (252.6)
       Other deposits                 39.2       17.5              -              -          -          56.7
       ----------------------     --------    -------        -------        -------    -------      --------
       Total                      (1,790.3)    (165.9)          (0.1)           6.7       (3.0)     (1,952.6)
       ----------------------     --------    -------        -------        -------    -------      --------

      "Other non-cash changes' to net debt represents loan notes issued as part of the consideration for Pinnacle Cellular Limited.

      ------------------------------------------------------------------------
      1998/99 analysis

                                      At              Acquisitions      Other
                                April 1,             (excl. cash &   non-cash  At March 31,
                                    1998  Cash flow     overdrafts)   changes          1999
                               (Pounds)m  (Pounds)m      (Pounds)m  (Pounds)m     (Pounds)m
      --------------------------------------------------------------------------------------
       Cash at bank                 58.8      (20.7)             -          -          38.1
       Overdrafts                   (9.3)      (6.0)             -          -         (15.3)
                                              (26.7)

       Debt due after 1 year    (1,032.4)    (741.2)          (0.1)      89.2      (1,684.5)
       Debt due within 1 year   (1,026.4)     287.6              -      (89.5)       (828.3)
       Finance leases                  -        2.6           (2.6)         -             -
                                             (451.0)
       Other deposits               56.7       12.1              -          -          68.8
       ----------------------   --------    -------        -------    -------      --------
       Total                    (1,952.6)    (465.6)          (2.7)      (0.3)     (2,421.2)
       ----------------------   --------    -------        -------    -------      --------

      "Other non-cash changes' to net debt represents the movement in debt of (Pounds)89.5 million due after more than one year to due within one year and amortization of finance costs of (Pounds)0.3 million.

F-15                                                ScottishPower Form 20-F 1999

      Balance Sheets
      as at March 31, 1999

                                               Group                Company
                                           1999       1998       1999       1998
                                Notes (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      ---------------------------------------------------------------------------
       Fixed assets
       Intangible assets           15      71.3          -          -          -
       Tangible assets             16   5,295.1    4,723.9    1,893.3    1,755.1
       Investments
       -- Investments in joint
          ventures:
          Share of gross assets            54.2       23.8
          Share of gross
           liabilities                    (29.8)      (8.0)
                                           24.4       15.8       21.1       13.6
       -- Investments in
          associates                        5.9        7.4          -          -
       -- Other investments                43.4       44.1    1,731.3    1,731.2
                                   17      73.7       67.3    1,752.4    1,744.8
       ------------------------------  --------   --------   --------   --------
                                        5,440.1    4,791.2    3,645.7    3,499.9
       ------------------------------  --------   --------   --------   --------
       Current assets
       Stocks                      18     125.8     144.2       105.6     128.9
       Debtors                     19     559.3      525.9    1,910.1    1,811.1
       Short-term bank and
       other deposits                     106.9      115.5       29.2       48.6
       ------------------------------  --------   --------   --------   --------
                                          792.0      785.6    2,044.9    1,988.6
       ------------------------------  --------   --------   --------   --------
       Creditors: amounts
       falling due within one year
       Loans and other
       borrowings                  20    (843.6)  (1,035.7)    (826.5)  (1,031.1)
       Other creditors             21  (1,332.8)  (1,396.3)  (1,196.6)  (1,455.5)
       ------------------------------  --------   --------   --------   --------
                                       (2,176.4)  (2,432.0)  (2,023.1)  (2,486.6)
       ------------------------------  --------   --------   --------   --------
       Net current
       (liabilities)/assets            (1,384.4)  (1,646.4)      21.8     (498.0)
       ------------------------------  --------   --------   --------   --------
       Total assets less
       current liabilities              4,055.7    3,144.8    3,667.5    3,001.9
       Creditors: amounts
       falling due after more
       than one year
       Loans and other
       borrowings                  20  (1,684.5)  (1,032.4)  (1,584.8)    (932.8)
       Provisions for
       liabilities and charges     23     (30.8)     (38.1)     (11.9)     (10.4)
       Deferred income             24    (393.2)    (364.6)    (196.2)    (179.9)
       ------------------------------  --------   --------   --------   --------
       Net assets                  14   1,947.2    1,709.7    1,874.6    1,878.8
       ------------------------------  --------   --------   --------   --------
       Called up share capital  25,26     599.4      598.4      599.4      598.4
       Share premium               26     394.0      388.7      394.0      388.7
       Merger reserve              26         -          -        5.1        8.2
       Revaluation reserve         26     223.9      227.3          -          -
       Profit and loss account     26     728.6      493.4      876.1      883.5
       ------------------------------  --------   --------   --------   --------
       Equity shareholders'
       funds                       26   1,945.9    1,707.8    1,874.6    1,878.8
       Minority interests          27       1.3        1.9          -          -
       ------------------------------  --------   --------   --------   --------
       Capital employed                 1,947.2    1,709.7    1,874.6    1,878.8
       ------------------------------  --------   --------   --------   --------

      The Accounting Policies and Definitions on pages F-1 to F-6, together with the Notes on pages F-9 to F-11, F-13 to F-15 and F-17 to F-40 form part of these Accounts.
ScottishPower Form 20-F 1999                                                F-16

      Notes to the Balance Sheets
      as at March 31, 1999

      14 Segmental business information

      -------------------------------------------------------------------
                                                         1999       1998
       (a) Net assets/(liabilities) by
       business segment                       Notes (Pounds)m  (Pounds)m
      -------------------------------------------------------------------
       Generation Wholesale                             322.7      361.2
       Power Systems                                  1,234.7    1,136.4
       Energy Supply                                     97.8       45.2
       Manweb                                           672.4      607.3
       Southern Water                                 1,612.4    1,222.4
       ScottishTelecom                        (ii)      307.6      151.0
       Other                            (ii),(iii)       69.9       69.4
       -------------------------------------------- ---------  ---------
       Sub total                                      4,317.5    3,592.9
       Unallocated net liabilities            (iv)   (2,370.3)  (1,883.2)
       -------------------------------------------- ---------  ---------
       Total                                          1,947.2    1,709.7
       -------------------------------------------- ---------  ---------
                                                         1999       1998
       (b) Capital expenditure by
       business segment                        (v)  (Pounds)m  (Pounds)m
      -------------------------------------------------------------------
       Generation Wholesale                              42.5       43.8
       Power Systems                                    149.8      163.2
       Energy Supply                                     24.1       21.1
       Manweb                                           101.2      108.9
       Southern Water                                   356.0      294.8
       ScottishTelecom                        (ii)      103.2       58.3
       Other                                  (ii)       25.2       23.9
       -------------------------------------------- ---------  ---------
       Total                                            802.0      714.0
       -------------------------------------------- ---------  ---------
                                                         1999       1998
       (c) Total assets by business
       segment                                      (Pounds)m  (Pounds)m
      -------------------------------------------------------------------
       Generation Wholesale                             489.4      564.0
       Power Systems                                  1,511.1    1,395.3
       Energy Supply                                    321.5      267.1
       Manweb                                         1,051.7    1,003.1
       Southern Water                                 2,291.1    2,013.2
       ScottishTelecom                        (ii)      412.0      212.2
       Other                                  (ii)      155.3      121.9
       -------------------------------------------- ---------  ---------
       Total                                          6,232.1    5,576.8
       -------------------------------------------- ---------  ---------

      (i) In fiscal 1999, ScottishPower adopted FAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard establishes a new framework for segment reporting where the management reporting structure forms the basis of external disclosures.The accounting policies of the segments are the same as those described in the "Accounting Policies and Definitions' on pages F-1 to F-6.
      (ii) The ScottishTelecom business segment and the Other business segment were previously combined as the Developing businesses and ancillary services segment.
      (iii) The net assets of the Retail business, included within the Other business segment, excluding short-term bank and other deposits of (Pounds)37.2 million (1998 (Pounds)19.7 million), are (Pounds)18.6 million (1998 (Pounds)35.6 million).
      (iv) Unallocated net liabilities include net debt, dividends payable, tax liabilities and fixed asset investments.
      (v) Capital expenditure by business segment is stated gross of capital grants and customer contributions.

F-17                                                ScottishPower Form 20-F 1999

      15 Intangible fixed assets

      ---------------------------------------
                                     Goodwill
       Group                        (Pounds)m
      ---------------------------------------
       Cost:
       At April 1, 1998                     -
       Additions                         72.5
       -------------------------     --------
       At March 31, 1999                 72.5
       -------------------------     --------
       Amortization:
       At April 1, 1998                     -
       Amortization for the year          1.2
       -------------------------     --------
       At March 31, 1999                  1.2
       -------------------------     --------
       Net book value:
       At March 31, 1999                 71.3
       At March 31, 1998                    -
       -------------------------     --------

      Demon Internet Limited was acquired on May 1, 1998 for cash consideration of (Pounds)66 million. On May 18, 1998 Watermark Games Limited was acquired for (Pounds)2.9 million cash including deferred consideration of (Pounds)1.0 million. Details of the adjustments made in respect of these acquisitions are shown below:

                                            Net book
                                               value  Adjustments  Fair value
                                           (Pounds)m    (Pounds)m   (Pounds)m
      ------------------------------------------------------------------------
       Tangible fixed assets                     9.4         (2.4)        7.0
       Stocks                                    0.1            -         0.1
       Debtors                                   5.8            -         5.8
       Short-term bank and other
       deposits                                  1.4            -         1.4
       Creditors: amounts falling due
       within one year                         (13.7)        (2.3)      (16.0)
       Creditors: amounts falling due
       after more than one year                 (0.1)           -        (0.1)
       ------------------------------------  -------      -------     ---------
                                                 2.9         (4.7)       (1.8)
       ------------------------------------  -------      -------
       Consideration                                                     70.7
       -------------------------------------------------------      ---------
       Goodwill on acquisition                                           72.5
       -------------------------------------------------------      ---------
       Analysis of consideration                                    (Pounds)m
      ------------------------------------------------------------------------
       Cash paid                                                         67.9
       Expenses paid                                                      1.8
       Deferred consideration                                             1.0
       -------------------------------------------------------      ---------
                                                                         70.7
       -------------------------------------------------------      ---------

      The adjustments relate to alignment of fixed asset capitalization policies and recognition of unrecorded liabilities.

      The acquisition method of accounting has been adopted in respect of both acquisitions. The results of these companies for the periods before and since acquisition are not material to the group.

      Goodwill on these acquisitions is being amortized over 15 years. The directors have estimated the useful economic life of goodwill acquired after assessment of trade barriers and technology and rate of market change.

ScottishPower Form 20-F 1999                                                F-18

      16 Tangible fixed assets

      ----------------------------------------------------------------------------------------------
                                                          Water
       (a) Group                       Land and  infrastructure  Plant and  Vehicles and
       Year ended March 31,           buildings          assets  machinery     equipment      Total
       1998                      Note (Pounds)m       (Pounds)m  (Pounds)m     (Pounds)m  (Pounds)m
      ----------------------------------------------------------------------------------------------
       Cost or valuation:
       At April 1, 1997                   785.3           697.8    3,236.6         420.5    5,140.2
       Additions                           73.5           128.3      335.4         176.8      714.0
       Acquisitions                         0.4               -        1.2           0.2        1.8
       Revaluation                (i)       9.4            34.4      108.2             -      152.0
       Grants and contributions               -            (8.0)         -             -       (8.0)
       Disposals                          (21.1)           (0.3)     (36.7)        (86.8)    (144.9)
       ------------------------------   -------         -------    -------       -------    -------
       At March 31, 1998                  847.5           852.2    3,644.7         510.7    5,855.1
       ------------------------------   -------         -------    -------       -------    -------
       Depreciation:
       At April 1, 1997                   139.7            10.4      867.6          72.8    1,090.5
       Charge for the year                 14.9            19.0       88.6          62.1      184.6
       Revaluation                (i)         -               -      (77.0)            -      (77.0)
       Disposals                           (2.0)           (0.3)     (21.9)        (42.7)     (66.9)
       ------------------------------   -------         -------    -------       -------    -------
       At March 31, 1998                  152.6            29.1      857.3          92.2    1,131.2
       ------------------------------   -------         -------    -------       -------    -------
       Net book value:
       At March 31, 1998                  694.9           823.1    2,787.4         418.5    4,723.9
       At March 31, 1997                  645.6           687.4    2,369.0         347.7    4,049.7
       ------------------------------   -------         -------    -------       -------    -------
       Year ended March 31,
       1999
      ----------------------------------------------------------------------------------------------
       Cost or valuation:
       At April 1, 1998                   847.5           852.2    3,644.7         510.7    5,855.1
       Additions                          100.2           145.2      392.8         163.8      802.0
       Acquisitions                           -               -        6.0           1.0        7.0
       Grants and contributions               -            (5.6)         -             -       (5.6)
       Disposals                           (7.0)           (0.4)     (11.4)        (16.8)     (35.6)
       ------------------------------   -------         -------    -------       -------    -------
       At March 31, 1999                  940.7           991.4    4,032.1         658.7    6,622.9
       ------------------------------   -------         -------    -------       -------    -------
       Depreciation:
       At April 1, 1998                   152.6            29.1      857.3          92.2    1,131.2
       Charge for the year                 20.3            19.7      119.4          64.8      224.2
       Disposals                           (2.0)           (0.4)      (9.7)        (15.5)     (27.6)
       ------------------------------   -------         -------    -------       -------    -------
       At March 31, 1999                  170.9            48.4      967.0         141.5    1,327.8
       ------------------------------   -------         -------    -------       -------    -------
       Net book value:
       At March 31, 1999                  769.8           943.0    3,065.1         517.2    5,295.1
       At March 31, 1998                  694.9           823.1    2,787.4         418.5    4,723.9
       ------------------------------   -------         -------    -------       -------    -------

                                          1999       1998
       Historical cost analysis      (Pounds)m  (Pounds)m
      ----------------------------------------------------
       Cost                            6,470.9    5,703.1
       Depreciation based on cost     (1,399.7)  (1,206.5)
       ----------------------------  --------   --------
       Net book value based on cost    5,071.2    4,496.6
       ----------------------------  --------   --------

F-19                                                ScottishPower Form 20-F 1999

      Note 16 continued
      ------------------------------------------------------------------------

                                                     Water              Vehicles
       (b) Company               Land and infrastructure  Plant and        and
       Year ended March 31,     buildings         assets  machinery  equipment      Total
       1998                     (Pounds)m     (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      --------------------------------------------------------------------------------------
       Cost:
       At April 1, 1997             279.9            -       2,114.1      198.3    2,592.3
       Additions                      9.1            -         138.8      111.2      259.1
       Disposals                     (0.7)           -          (3.9)      (1.7)      (6.3)
       ------------------------   -------      -------      --------   -------    --------
       At March 31, 1998             288.3           -       2,249.0      307.8    2,845.1
       ------------------------   -------      -------      --------   -------    --------
       Depreciation:
       At April 1, 1997             130.5            -         816.5       67.5    1,014.5
       Charge for the year            1.4            -          44.0       34.4       79.8
       Disposals                     (0.2)           -          (2.8)      (1.3)      (4.3)
       ------------------------   -------      -------      --------    -------   --------
       At March 31, 1998            131.7            -         857.7      100.6    1,090.0
       ------------------------   -------      -------      --------    -------   --------
       Net book value:
       At March 31, 1998            156.6            -       1,391.3      207.2    1,755.1
       At March 31, 1997            149.4            -       1,297.6      130.8    1,577.8
       ------------------------   -------      -------      --------    -------   --------
       Year ended March 31,
       1999
      --------------------------------------------------------------------------------------
       Cost:
       At April 1, 1998             288.3            -       2,249.0      307.8    2,845.1
       Additions                     17.4            -         139.7       85.1      242.2
       Disposals                     (0.3)           -          (8.4)      (3.5)     (12.2)
       ------------------------   -------      -------      --------    -------   --------
       At March 31, 1999            305.4            -       2,380.3      389.4    3,075.1
       ------------------------   -------      -------      --------    -------   --------
       Depreciation:
       At April 1, 1998             131.7            -         857.7      100.6    1,090.0
       Charge for the year            6.2            -          61.8       35.4      103.4
       Disposals                     (0.2)           -          (8.0)      (3.4)     (11.6)
       ------------------------   -------      -------      --------    -------   --------
       At March 31, 1999            137.7            -         911.5      132.6    1,181.8
       ------------------------   -------      -------      --------    -------   --------
       Net book value:
       At March 31, 1999            167.7            -       1,468.8      256.8    1,893.3
       At March 31, 1998            156.6            -       1,391.3      207.2    1,755.1
       ------------------------   -------      -------      --------    -------   --------
                                                          Group                Company
       Included in the cost or
       valuation of tangible                         1999       1998       1999       1998
       fixed assets above are:      Notes       (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      --------------------------------------------------------------------------------------
       Major assets in the
       course of construction                    537.2         277.3      109.9       12.9
       Grants and contributions
       in respect of water
       infrastructure assets                     (18.0)        (12.4)         -          -
       Capitalized interest            (ii)       32.8          18.0        8.0        8.0
       Assets not subject to
       depreciation                   (iii)       60.6          71.8       19.0       29.2
       ----------------------------------      -------      --------   -------    --------

      (i) The Manweb distribution and Southern Water operational assets were revalued by the directors on September 30, 1997 by assessing discounted estimated future cash flows. These revaluations followed the imposition of the windfall tax which reduced significantly uncertainties taken into account in assessing the values ascribed to these assets at their respective dates of acquisition. In view of the isolated nature of the reason for the revaluation, the valuations have not been and will not be updated, as permitted under the transitional provisions of FRS 15 "Tangible fixed assets'. The net book value of tangible fixed assets included at valuation at March 31, 1999 was (Pounds)2,311.2 million (1998 (Pounds)2,373.9 million).
      (ii) Interest on the funding attributable to major capital projects was capitalized during the year at a rate of 9% (1998 10%).
      (iii) Assets not subject to depreciation are land. Land and buildings held by the group and company are predominantly freehold.
      (iv) The opening balances in respect of cost or valuation and depreciation of water infrastructure assets have been restated as a result of implementing the infrastructure renewals accounting basis as set out in FRS 15 "Tangible fixed assets'. The effect of the adjustment has been to increase tangible fixed assets and reduce prepayments and accrued income by (Pounds)15.7 million (1998 (Pounds)5.4 million). There is no effect on the profit and loss account other than to reclassify the renewals charge as depreciation.
      (v) The historical cost of fully depreciated tangible fixed assets still in use was (Pounds)241.2 million (1998 (Pounds)234.6 million).

ScottishPower Form 20-F 1999                                                F-20

      17 Fixed asset investments

      -----------------------------------------------------------------------------------------------------------------------
                                  Subsidiary                                Associated
                                 undertakings       Joint ventures         undertakings            Own
                                                                                           shares held        Other
                              Shares     Loans    Shares      Loans     Shares      Loans  under trust  investments      Total
                           (Pounds)m (Pounds)m (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m    (Pounds)m    (Pounds)m  (Pounds)m
      -----------------------------------------------------------------------------------------------------------------------
       Group                                                                                        (a)
       Cost or valuation:
       At April 1, 1997            -         -       1.6        4.4        6.0        1.9          2.2          1.6       17.7
       Additions                   -         -         -        9.9        0.7          -         39.4          0.9       50.9
       Share of retained
       profit                      -         -       1.0          -        0.5          -            -            -        1.5
       Disposals and
       other                       -         -      (0.4)      (0.7)      (0.5)      (1.2)           -            -       (2.8)
       ------------------    -------   -------   -------    -------    -------    -------      -------     --------   -------
       At March 31, 1998           -         -       2.2       13.6        6.7        0.7         41.6          2.5       67.3
       Additions                   -         -         -        7.5          -          -          2.8          0.1       10.4
       Share of retained
       profit                      -         -       1.1          -        0.1          -            -            -        1.2
       Disposals and
       other                       -         -         -          -       (0.9)      (0.7)        (2.8)        (0.8)      (5.2)
       ------------------    -------   -------   -------    -------    -------    -------      -------     --------    -------
       At March 31, 1999           -         -       3.3       21.1        5.9          -         41.6          1.8       73.7
       ------------------    -------   -------   -------    -------    -------    -------      -------     --------    -------
       Company
       Cost or nominal
       value:
       At April 1, 1997      1,504.4         -         -        4.4          -          -          2.2            -    1,511.0
       Additions                   -     176.2         -        9.9          -          -         39.4          0.5      226.0
       Acquisitions              8.5         -         -          -          -          -            -            -        8.5
       Disposals and
       other                       -         -         -       (0.7)         -          -            -            -       (0.7)
       ------------------    -------   -------   -------    -------    -------    -------      -------     --------   -------
       At March 31, 1998     1,512.9     176.2         -       13.6          -          -         41.6          0.5    1,744.8
       Additions                   -         -         -        7.5          -          -          2.8          0.1       10.4
       Disposals and
       other                       -         -         -          -          -          -         (2.8)           -       (2.8)
       ------------------    -------   -------   -------    -------    -------    -------      -------     --------   -------
       At March 31, 1999     1,512.9     176.2         -       21.1          -          -         41.6          0.6    1,752.4
       ------------------    -------   -------   -------    -------    -------    -------      -------     --------   -------

      The principal subsidiary undertakings, joint ventures and associated undertakings are listed on page F-40.
      The company is currently evaluating the strategy of ScottishTelecom and the options to maximize shareholder value from its investment in this business. This assessment includes a review of services provided by ScottishTelecom, its funding needs and any consequential restructuring. The company has agreed to indemnify its subsidiary in respect of any costs and losses which may result.

      (a) Shares in the company held under trust during the year are as follows:

                                                  Shares held          Shares             Shares   Shares held Market value
                                                  at April 1,        acquired        transferred  at March 31, at March 31,
                                        Dividends        1997     during year        during year          1998         1998
                                 Notes     waived       (000s)         (000s)             (000s)        (000s)    (Pounds)m
      ---------------------------------------------------------------------------------------------------------------------
       Long Term Incentive Plan     (i)        no         678             716                  -         1,394          7.8
       ScottishPower Sharesave
       Scheme                      (ii)       yes           -          16,457             (2,539)       13,918         78.3
       -------------------------------------         -------         -------            -------       -------      -------
                                                          678          17,173             (2,539)       15,312         86.1
       -------------------------------------         -------         -------            -------       -------      -------
                                                  Shares held                                      Shares held Market value
                                                  at April 1, Shares acquired Shares transferred  at March 31, at March 31,
                                        Dividends        1998     during year        during year          1999         1999
                                 Notes     waived      (000s)          (000s)             (000s)         (000s)   (Pounds)m
      ---------------------------------------------------------------------------------------------------------------------
       Long Term Incentive Plan     (i)        no       1,394             483                  -         1,877         10.1
       ScottishPower Sharesave
       Scheme                      (ii)       yes      13,918               -             (1,128)       12,790         69.1
       -------------------------------------         -------         -------            -------       -------      -------
                                                       15,312             483             (1,128)       14,667         79.2
       -------------------------------------         -------         -------            -------       -------      -------

      (i) Shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers (see
      Note 32 for details of the plan).
      (ii) Shares of the company are held in a Qualifying Employee Share Ownership Trust as part of the ScottishPower Sharesave Scheme. Holders of options granted under the scheme between June 22, 1994 and June 20, 1996 will be awarded shares by the Trust following the completion of savings contracts and upon exercise of the options. Details of options granted under the scheme are disclosed in Note 32.

      18 Stocks

      -------------------------------------------------------------------------
                                         Group                  Company
                                      1999        1998        1999        1998
                                 (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m
      -------------------------------------------------------------------------
       Raw materials and
       consumables                    44.8        50.1        31.1        41.5
       Gas stocks                     30.0        48.3        30.0        48.3
       Work in progress               10.2         7.3         6.7         3.1
       Finished goods and goods
       for resale                     40.8        38.5        37.8        36.0
       ------------------------   ---------   ---------   ---------   ---------
                                     125.8       144.2       105.6       128.9
       ------------------------  ---------   ---------   ---------   ---------

      Gas stocks include gas delivered to third parties under sale and repurchase agreements to match gas usage requirements with existing gas purchase obligations. Under the provisions of FRS 5, the cost under such agreements of gas delivered to third parties is shown as gas stocks and amounts payable to third parties totaling (Pounds)17.4 million (1998 (Pounds)29.4 million) are included in accrued expenses in
      Note 21.

F-21                                                ScottishPower Form 20-F 1999

      19 Debtors

      -----------------------------------------------------------------------
                                           Group               Company
                                        1999       1998       1999       1998
                                   (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      -----------------------------------------------------------------------
       (a) Amounts falling due
       within one year:
       Trade debtors                   260.1      255.5      123.0      127.3
       Amounts owed by subsidiary
       undertakings                        -          -      530.6      428.6
       Amounts receivable under
       finance leases                    0.2        0.2          -          -
       Prepayments and accrued
       income                          227.8      153.9      154.9      102.3
       Other debtors                    64.7       68.7       35.3       33.0
       --------------------------  ---------  ---------  ---------  ---------
                                       552.8      478.3      843.8      691.2
       (b) Amounts falling due
       after more than one year:
       Amounts owed by subsidiary
       undertakings                        -          -    1,066.3    1,079.2
       Amounts receivable under
       finance leases                    2.7        3.0          -          -
       Advance corporation tax
       recoverable on proposed
       dividend                            -       40.7          -       40.7
       Other debtors                     3.8        3.9          -          -
       --------------------------  ---------  ---------  ---------  ---------
                                       559.3      525.9    1,910.1    1,811.1
       --------------------------  ---------  ---------  ---------  ---------

      Amounts receivable under finance leases relate to ScottishPower Leasing Limited, one of the company's subsidiaries (see page F-40). The total cost of assets acquired by ScottishPower Leasing Limited for letting under leases is (Pounds)3.6 million (1998 (Pounds)3.7 million). Total amounts receivable during the year under finance leases were (Pounds)0.4 million (1998 (Pounds)0.4 million).

      20 Loans and other borrowings

      ---------------------------------------------------------------------------------------------
                                              Weighted
                                               average               Group              Company
                                            interest rate        1999      1998      1999      1998
       (a) Analysis by
       instrument                Notes      1999      1998  (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      ---------------------------------------------------------------------------------------------
       Bank overdraft                          -         -       15.3       9.3         -       8.4
       Uncommitted bank loan                 7.0%      7.0%     172.7     211.7     171.9     211.1
       Commercial paper            (ii)      7.1%      6.9%     553.4     728.3     553.4     728.3
       Medium-term
       notes/private placements   (iii)      7.1%      7.6%     438.4     303.4     438.4     303.4
       Loan notes                  (iv)      6.8%      6.2%      16.6      17.7      15.5      14.6
       European Investment Bank
       loans                        (v)      9.1%     10.0%     217.6     176.4     217.6     176.4
       11.457% sterling bond
       2001 (held by HM
       Treasury)                            11.5%     11.5%     142.0     142.0     142.0     142.0
       5.875% euro-US dollar
       bond 2003                             6.9%      6.9%     183.0     182.9     183.0     182.9
       Variable coupon bond
       2008                                  6.8%      6.8%      99.6      99.6         -         -
       5.250% deutschmark bond
       2008                                  6.8%        -      245.5         -     245.5         -
       8.375% euro-sterling
       bond 2017                             8.4%      8.4%     197.0     196.8     197.0     196.8
       6.750% euro-sterling
       bond 2023                             6.8%        -      247.0         -     247.0         -
       ----------------------------------------------------   -------   -------   -------   -------
                                                              2,528.1   2,068.1   2,411.3   1,963.9
       ----------------------------------------------------   -------   -------   -------   -------

      All borrowings are unsecured.

      (i) Committed bank loan
      As at March 31, 1999 there were no amounts drawn under the new committed facilities totaling (Pounds)2.6 billion. There were no drawings under the previous (Pounds)2.6 billion facility as at March 31, 1998. The company canceled during this financial year (Pounds)100 million of committed bilateral facilities that were outstanding, undrawn as at March 31, 1998.

      (ii) Commercial paper
      The company has an established US$2.0 billion (1998 US$2.0 billion) euro-commercial paper program. Paper is issued in a range of currencies and swapped back into sterling. Amounts borrowed under the commercial paper program are repayable in less than one year.

      (iii) Medium-term notes/private placements
      The company has an established US$4.0 billion euro-medium term note program. Paper is issued in a range of currencies and swapped back into sterling. As at March 31, 1999, maturities range from 1 to 9 years.

      (iv) Loan notes
      All loan notes are redeemable at the holders discretion. Ultimate maturity dates range from 1999 to 2006.

      (v) European Investment Bank loans
      These loans incorporate agreements with various interest rates and maturity dates. The maturity dates of these arrangements range from 2006 to 2011.

ScottishPower Form 20-F 1999                                                F-22

      Note 20 continued
      ------------------------------------------------------------------------

                                                 Group              Company
                                             1999      1998      1999      1998
       (b) Maturity analysis            (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      -------------------------------------------------------------------------
       Repayments fall due as follows:
       Within one year, or on demand        843.6   1,035.7     826.5   1,031.1
       After more than one year           1,684.5   1,032.4   1,584.8     932.8
       -------------------------------    -------   -------   -------   -------
                                          2,528.1   2,068.1   2,411.3   1,963.9
       -------------------------------    -------   -------   -------   -------

      Repayments due after more than one year are analyzed as follows:
       Between one and two years            165.8      89.5     165.8      89.5
       Between two and three years           61.3     165.8      61.3     165.8
       Between three and four years         243.2      31.4     243.2      31.4
       Between four and five years           68.7     243.0      68.7     242.9
       More than five years               1,145.5     502.7   1,045.8     403.2
       -------------------------------    -------   -------   -------   -------
                                          1,684.5   1,032.4   1,584.8     932.8
       -------------------------------    -------   -------   -------   -------

                                                             Weighted average interest rate at
                                 Borrowings at March         which borrowings are fixed/capped Weighted average period for which
                                                 31,                              at March 31,     interest rate is fixed/capped
                                      1999      1998             1999             1998             1999             1998
       (c) Interest rate
       analysis                  (Pounds)m (Pounds)m                %                %            Years            Years
      -----------------------------------------------------------------------------------------------------------------------
       Fixed rate borrowings       1,944.1   1,668.6              7.9              8.2                9                7
       Capped rate borrowings        200.0     200.0              7.0              7.0                3                4
       Floating rate borrowings      384.0     199.5
       ------------------------    -------   -------
                                   2,528.1   2,068.1
       ------------------------    -------   -------       -------------------------------------------------------------------

      All amounts in the analysis above are payable in sterling and take into account the effect of interest rate swaps and caps and currency swaps. Floating rate borrowings bear interest at rates based on LIBOR.
      Based on the floating rate net debt of (Pounds)384.0 million at March 31, 1999 (1998 (Pounds)199.5 million), a 1% change in interest rates would result in a (Pounds)3.8 million change in profit before tax for the year (1998 (Pounds)2.0 million change).

      (d) Borrowing facilities
      The group has the following undrawn committed borrowing facilities at March 31 in respect of which all conditions precedent have been met. The (Pounds)600 million committed facility that expires within one year has a term out option that allows the facility to be extended until June 2001.

                                           Floating rate     Total     Total
                                                    1999      1999      1998
                                               (Pounds)m (Pounds)m (Pounds)m
      ----------------------------------------------------------------------
       Expiring within one year                    600.0     600.0         -
       Expiring between one and two years              -         -     700.0
       Expiring in more than two years           2,000.0   2,000.0   2,000.0
      ----------------------------------------------------------------------

      (e) Financial instruments and risk management

      (i) Overview
      The main financial risks faced by the group are exchange rate risk, interest rate risk and Pool price risk. The Board has reviewed and agreed policies for managing each of these risks as summarized below. The use of all classes of financial instruments to manage these risks has been approved by the Board. The group treasury, which is authorized to conduct the day-to-day treasury activities of the group, reports at least annually to the Board and is subject to examination by internal audit. The Energy Trading Center, which is authorized to carry out activities to manage the group's Pool price risk, reports monthly to a risk committee which is comprised of two executive directors and an external consultant. The Energy Trading Center also reports at least annually to the Board and is subject to examination by internal audit.

      (ii) Treasury strategy
      The group treasury aims to obtain finance at the lowest possible cost by borrowing in the global financial markets in a range of different instruments. Debt is sourced in a range of different currencies, maturities and interest terms, primarily by means of a US$4,000 million debt issuance program and a US$2,000 million euro-commercial paper program. These are supported by committed and uncommitted bank facilities and funds from the European Investment Bank.

      Treasury strategy is regularly reviewed by the Board, which sets parameters for the maturity and interest profiles of the group's debt. Borrowings sourced in currencies other than sterling are swapped back to sterling by means of cross currency swaps and the approved balance between fixed and floating rate debt is achieved by means of interest rate swaps and caps. This means that the group has a substantial portfolio of derivative contracts which help to increase flexibility and reduce cost. The credit risk associated with such derivative contracts is approved by the Board and is limited by reference to credit ratings published by the international credit rating agencies. These limits also apply to any credit risk associated with cash deposits. The group does not believe that it is exposed to any material concentration of credit risk.

      All derivative contracts are undertaken as hedging arrangements; speculative trades are not undertaken. In view of the long life of some of these contracts the effect of marking them to market can give rise to substantial present value opportunity profits or losses as is the case for medium and long-term primary instruments. These present value opportunity profits and losses are not recognized in the profit and loss account in the current year since they relate to future periods and are matched by cash flows in those periods.

F-23                                                ScottishPower Form 20-F 1999

      Note 20 continued
      ------------------------------------------------------------------------

      (iii) Energy trading strategy
      Almost all electricity generated in England and Wales must be sold to the Pool, and electricity suppliers including Manweb must likewise buy electricity from the Pool for resale to their customers. The Pool was established at the time of privatization in England and Wales for bulk electricity trading between generators and suppliers. ScottishPower participates in the Pool by exporting/importing electricity to/from England and Wales via the Interconnector. The Pool is operated under a Pooling and Settlement Agreement to which all licensed generators and suppliers of electricity in Great Britain are party.

      The group has procedures in place to minimize exposure to Pool price variations, that is, the possibility that a change in Pool prices will reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool. These procedures involve ScottishPower and its subsidiary Manweb entering into contracts for differences (CfDs). In general, the terms of CfDs are such that contracts are settled monthly (or more frequently) in arrears by reference to actual half hourly Pool prices.

      During the year ended March 31, 1999, more than 90% of the group's exposure to Pool prices was hedged in this way. Cover is built up throughout the year and at March 31, 1999 a significant proportion of the group's exposure to Pool price variations for the following financial year is covered.

      The group has also entered into some longer term (in excess of one year) arrangements to protect against the volatility of Pool prices. These arrangements have the potential to be increased as the business grows and the time period covered will be reviewed on an ongoing basis.

      These CfDs involve a degree of credit risk. This is the risk that the counterparty to the CfD defaults on settlement. The group controls credit risk arising from holding the CfDs through credit approvals, limits and monitoring procedures.

      (iv) Principal financial instruments used by the group

      Interest rate swaps
      Interest rate swaps are used mainly to convert floating rate borrowings to fixed rates to reduce the financial risk to the group from potential future increases in interest rates.

      Cross currency swaps
      Cross currency swaps are used to convert liabilities for borrowings in currencies other than sterling into sterling liabilities.

      Interest rate caps
      Interest rate caps are used solely to limit the group exposure to possible future increases in interest rates.

      Forward contracts
      The group generally hedges foreign exchange transaction exposures up to one year forward. Hedges are put in place using forward contracts at the time that the forecast exposure becomes reasonably certain. Gains and losses resulting from changes in exchange rates on contracts designated as hedges of forecast foreign exchange transactions are deferred and included in the measurement of the related foreign currency transaction in the period they occur.

      Commercial paper is issued in several different foreign currencies. Forward contracts are taken out solely to convert the debt to sterling to eliminate the financial risk to the group of currency movements. As at the year end, the group had outstanding forward foreign exchange contracts, the majority of which were for periods of three months or less, denominated in U.S. Dollars, Canadian Dollars, Swiss Francs, German Marks, and Euros.

      Contracts for differences (CfDs)
      A CfD is a contract between two parties (e.g. a generator and a public electricity supplier) that requires each party to either make or receive monthly payments over a specific term based on the difference between an agreed price (i.e. the bilaterally determined strike price) and a price that varies with a specified commodity index (i.e. the Pool), applied to an agreed quantity (i.e. number of kWs). The average duration for these contracts is approximately one year. The group's use of such derivative instruments relates directly to the underlying purchase and sale of electricity to and from the Pool.

      It is difficult to estimate the long-term level of Pool prices with reasonable accuracy and there is no readily identifiable market through which the CfDs could be realized in an exchange. However, based on management projections of the future prices of electricity, and considering the outcome under several future price scenarios, the group has determined that the fair value amount of CfDs, outstanding at the year end, is not material to the group's Accounts. The fair value amount is the difference between the strike price of the contract and the estimated Pool price for the relevant half hourly periods.

      The gross value of outstanding CfDs as at March 31, 1999 was (Pounds)467.8 million (1998 (Pounds)781.2 million).

ScottishPower Form 20-F 1999                                                F-24

      Note 20 continued
      ------------------------------------------------------------------------

                                       At March 31, 1999     At March 31, 1998
                                         Book    Current       Book    Current
       (f) Current value of            amount      value     amount      value
       financial instruments        (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      -------------------------------------------------------------------------
       Short-term debt and current
       portion of long-term debt        843.6      843.6    1,035.7    1,035.7
       Long-term debt                 1,684.5    1,829.3    1,032.4    1,101.4
       ---------------------------    -------    -------    -------    -------
       Total debt                     2,528.1    2,672.9    2,068.1    2,137.1
       Interest rate swaps                  -       80.0          -       51.7
       Interest rate caps                (3.4)      (0.6)      (4.7)      (3.0)
       Cross currency interest
       rate swaps                           -        1.6          -       13.1
       ---------------------------    -------    -------    -------    -------
       Total financial instruments    2,524.7    2,753.9    2,063.4    2,198.9
       ---------------------------    -------    -------    -------    -------

      The assumptions used to estimate current fair values of debt and other financial instruments are summarized below:

      (i) For cash, short-term deposits and short-term borrowings (uncommitted borrowing, commercial paper, and short-term borrowings under the committed facilities) the book value approximates to fair value because of their short maturities.
      (ii) The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.
      (iii) The fair values of the sterling bond 2001 and the European Investment Bank loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.
      (iv) The fair values of the sterling interest rate swaps and sterling interest rate caps have been estimated by calculating the present value of estimated cash flows.
      (v) The fair values of the cross currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.
      (vi) The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

      (g) Hedges
      The group's policy is to hedge the following exposures:
      -- interest rate risk using interest swaps, both sterling and cross currency, caps, collars, and forward foreign currency contracts;
      -- currency exposures on foreign denominated debt and future purchases/sales using currency swaps and forwards and spot foreign currency contracts.
      Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

                                                                     Total net
                                                                        gains/
                                                   Gains     Losses     losses
                                               (Pounds)m  (Pounds)m  (Pounds)m
      ------------------------------------------------------------------------
       Unrecognized (losses) on hedges at
       April 1, 1998                                (1.6)     (60.2)     (61.8)
       Losses arising in previous years that
       were recognized in 1998-99                    9.7        6.5       16.2
       --------------------------------------    -------    -------    -------
       Gains and (losses) arising before
       April 1, 1998 that were not recognized
       in 1998-99                                    8.1      (53.7)     (45.6)
       Gains and (losses) arising in 1998-99
       that were not recognized in 1998-99           2.6      (38.0)     (35.4)
       --------------------------------------    -------    -------    -------
       Unrecognized gains and (losses) on
       hedges at March 31, 1999                     10.7      (91.7)     (81.0)
       --------------------------------------    -------    -------    -------
       Gains and (losses) expected to be
       recognized in 1999-00                        (4.6)     (23.6)     (28.2)
       --------------------------------------    -------    -------    -------
       Gains and (losses) expected to be
       recognized in 2000-01 or later               15.3      (68.1)     (52.8)
       --------------------------------------    -------    -------    -------

      The total net unrecognized loss of (Pounds)81.0 million principally represents the opportunity cost of protecting the group's interest charge against movements in interest rates at a time when interest rates were higher than at March 31, 1999.
      The analyses of financial instruments in this Note do not include short-term debtors and creditors as permitted by FRS 13.

      21 Other creditors
      ------------------------------------------------------------------------

                                                 Group              Company
                                             1999      1998      1999      1998
                                        (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      -------------------------------------------------------------------------
       Amounts falling due within one
       year:
       Trade creditors                      181.4     204.6      99.5     122.7
       Amounts owed to subsidiary
       undertakings                             -         -     462.0     689.7
       Corporation tax                      210.8     164.1      95.0      74.2
       Windfall tax                             -     159.2         -      47.4
       Advance corporation tax               22.1      60.8      22.1      60.8
       Other taxes and social security        9.3       7.3      13.7      12.4
       Payments received on account          35.0      32.7       1.7       3.2
       Capital creditors and accruals       221.6     183.8      55.3      62.6
       Other creditors                       80.2      65.7      31.1      27.9
       Accrued expenses                     394.4     355.2     238.2     191.7
       Proposed dividend                    178.0     162.9     178.0     162.9
       -------------------------------    -------   -------   -------   -------
                                          1,332.8   1,396.3   1,196.6   1,455.5
       -------------------------------    -------   -------   -------   -------

F-25                                                ScottishPower Form 20-F 1999

      22 Deferred taxation
      ------------------------------------------------------------------------
      No provision for deferred taxation is considered necessary at March 31, 1999, since future taxation depreciation is expected to exceed accounting depreciation and therefore no deferred taxation liabilities are expected to crystallize in the foreseeable future. Total potential deferred liabilities computed at the future rate of corporation tax of 30% (1998 30%) are as follows:

                                          Group                Company
                                      1999       1998       1999       1998
                                 (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      ----------------------------------------------------------------------
       Accelerated capital
       allowances                    631.6      609.4      307.3      303.5
       Other timing differences      (37.4)     (35.8)     (16.8)      (7.3)
       Advance corporation tax           -      (12.9)         -          -
       ------------------------    -------    -------    -------    -------
                                     594.2      560.7      290.5      296.2
       ------------------------    -------    -------    -------    -------

      23 Provisions for liabilities and charges

      -----------------------------------------------------------------------------------------------------------------------
                                                    On acquisition Charged to the        Utilized   Released to
                                        At April 1,    of Southern     profit and          during    profit and  At March 31,
                                               1996          Water   loss account            year  loss account          1997
       Group                     Notes    (Pounds)m      (Pounds)m      (Pounds)m       (Pounds)m     (Pounds)m     (Pounds)m
      -----------------------------------------------------------------------------------------------------------------------
       Reorganization and
       restructuring                (a)        17.7              -              -               -             -          17.7
       Environmental and health     (b)        17.7              -              -            (5.1)            -          12.6
       Other                        (c)        21.4            3.4              -            (6.1)         (5.8)         12.9
       ------------------------------       -------        -------        -------         -------       -------       -------
                                               56.8            3.4              -           (11.2)         (5.8)         43.2
       ------------------------------       -------        -------        -------         -------       -------       -------
                                                                   Charged to the        Utilized   Released to
                                                       At April 1,     profit and          during    profit and  At March 31,
                                                              1997   loss account            year  loss account          1998
       Group                     Notes                   (Pounds)m      (Pounds)m       (Pounds)m     (Pounds)m     (Pounds)m
      -----------------------------------------------------------------------------------------------------------------------
       Reorganization and
       restructuring                (a)                       17.7            2.5            (2.5)         (1.0)         16.7
       Environmental and health     (b)                       12.6              -            (2.6)            -          10.0
       Other                        (c)                       12.9            4.0            (0.9)         (4.6)         11.4
       -----------------------------------------           -------        -------         -------       -------       -------
                                                              43.2            6.5            (6.0)         (5.6)         38.1
       -----------------------------------------           -------        -------         -------       -------       -------
                                                                                   Charged to the      Utilized
                                                       At April 1,    Transferred      profit and        during  At March 31,
                                                              1998   to creditors    loss account          year          1999
       Group                     Notes                   (Pounds)m      (Pounds)m       (Pounds)m     (Pounds)m     (Pounds)m
      -----------------------------------------------------------------------------------------------------------------------
       Reorganization and
       restructuring                (a)                       16.7           (6.8)              -          (0.4)          9.5
       Environmental and health     (b)                       10.0              -             1.5          (1.4)         10.1
       Other                        (c)                       11.4              -             2.1          (2.3)         11.2
       -----------------------------------------           -------        -------         -------       -------       -------
                                                              38.1           (6.8)            3.6          (4.1)         30.8
       -----------------------------------------           -------        -------         -------       -------       -------
       Company
       Environmental and health     (b)                        6.6              -             1.5          (1.3)          6.8
       Other                        (c)                        3.8              -             1.5          (0.2)          5.1
       -----------------------------------------           -------        -------         -------       -------       -------
                                                              10.4              -             3.0          (1.5)         11.9
       -----------------------------------------           -------        -------         -------       -------       -------

      (a) This provision comprises redundancy costs, including enhanced pension benefit, in relation to the group's Voluntary Selective Severance arrangements. These costs are expected to be incurred by March 31, 2000.

      (b) The environmental and health provisions include:
      (i) Costs which will be incurred in complying with Health and Safety requirements. It is anticipated that most of this expenditure will be incurred during the period to March 31, 2002.
      (ii) Obligations to ensure certain former operational sites remain in an environmentally safe state. The costs are expected to be incurred during the period to March 31, 2003.

      (c) The Other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure.

      24 Deferred income

      --------------------------------------------------------------------------
                                        Receivable     Released to
                            At April 1,     during profit and loss  At March 31,
                                   1997       year         account          1998
                              (Pounds)m  (Pounds)m       (Pounds)m     (Pounds)m
      --------------------------------------------------------------------------
       Grants and customer
       contributions:
       -- Group                   335.3       49.9           (20.6)        364.6
       -- Company                 172.0       20.0           (12.1)        179.9
       -------------------     -------    -------         -------       -------
                                        Receivable     Released to
                            At April 1,     during profit and loss  At March 31,
                                   1998       year         account          1999
                              (Pounds)m  (Pounds)m       (Pounds)m     (Pounds)m
      --------------------------------------------------------------------------
       Grants and customer
       contributions:
       -- Group                   364.6       42.2           (13.6)        393.2
       -- Company                 179.9       22.1            (5.8)        196.2
       -------------------      -------    -------         -------       -------

      Deferred income excludes grants and contributions received in respect of water infrastructure assets.

ScottishPower Form 20-F 1999                                                F-26

      25 Share capital
      ---------------------------------------------------------------

                                                       1999      1998
                                            Note  (Pounds)m (Pounds)m
      ---------------------------------------------------------------
       Authorized:
       1,700,000,000 (1998 1,700,000,000)
       ordinary shares of 50p each                    850.0     850.0
       One Special Share of (Pounds)1         (a)         -         -
       -----------------------------------------    -------   -------
                                                      850.0     850.0
       -----------------------------------------    -------   -------
       Allotted, called up and fully paid:
       1,198,678,222 (1998 1,196,752,324)
       ordinary shares of 50p each                    599.4     598.4
       One Special Share of (Pounds)1         (a)         -         -
       -----------------------------------------    -------   -------
                                                      599.4     598.4
       -----------------------------------------    -------   -------

      (a) Special Share
      The "Special Share', which can be held only by one of the Secretaries of State or any other person acting on behalf of HM Government, does not carry rights to vote at the general or separate meetings but entitles the holder to attend and speak at such meetings. Written consent of the Special Shareholder is required before certain provisions of the company's Articles of Association or certain rights attaching to the Special Share are varied. This share shall confer no rights to participate in the capital or profits of the company, except that in a winding up the Special Shareholder shall be entitled to repayment in priority to the other shareholders. The Special Share is redeemable at par at any time by the Special Shareholder after consultation with the company.

      26 Analysis of movements in shareholders' funds
      ------------------------------------------------------------------------

                                                                                                   Profit
                                        Number of      Share     Share     Merger  Revaluation   and loss
                                           shares    Capital   premium    reserve      reserve    account      Total
                                 Notes       000s  (Pounds)m (Pounds)m  (Pounds)m    (Pounds)m  (Pounds)m  (Pounds)m
      ---------------------------------------------------------------------------------------------------------------
      Group
       Balance at April 1, 1996
       (as published)                     942,426      471.2     122.0     (230.2)           -      844.7    1,207.7
       Prior period
       reclassification                         -          -         -      230.2            -     (230.2)         -
       ------------------------------   ---------  -------   -------    -------     -------     -------    -------
       Balance at April 1, 1996
       (as restated)                      942,426      471.2     122.0          -            -      614.5    1,207.7
       Retained profit for the
       year                                     -          -         -          -            -      203.0      203.0
       Share capital issued
       -- As part of funding
       for an acquisition                 126,387       63.2         -      332.0            -          -      395.2
       -- Rights issue for an
       acquisition                         95,961       48.0     191.9          -            -          -      239.9
       -- Employee sharesave
       scheme                              12,473        6.2      16.6          -            -          -       22.8
       -- Executive share
       option scheme                          119        0.1       0.2          -            -          -        0.3
       Shares to be issued                      -          -         -       13.4            -          -       13.4
       Share issue expenses                     -          -     (25.0)         -            -          -      (25.0)
       Goodwill written off         (a)         -          -         -     (345.4)           -     (189.2)    (534.6)
       ------------------------------   ---------  -------   -------    -------     -------     -------    -------
       At April 1, 1997                 1,177,366      588.7     305.7          -            -      628.3    1,522.7
       Retained loss for the
       year                                     -          -         -          -            -      (73.2)     (73.2)
       Share capital issued
       -- Employee sharesave
       scheme                              18,687        9.3      81.1       (5.2)           -      (42.0)      43.2
       -- Executive share
       option scheme                          699        0.4       1.9          -            -          -        2.3
       Revaluation of fixed
       assets (see Note 16)                     -          -         -          -        229.0          -      229.0
       Revaluation surplus
       realized                                 -          -         -          -         (1.7)       1.7          -
       Goodwill written off         (a)         -          -         -        5.2            -      (21.4)     (16.2)
       ------------------------------   ---------  -------   -------    -------     -------     -------    -------
       At April 1, 1998                 1,196,752      598.4     388.7          -        227.3      493.4    1,707.8
       Retained profit for the
       year                                     -          -         -          -            -      234.9      234.9
       Share capital issued
       -- Employee sharesave
       scheme                       (b)     1,554        0.8       4.2       (3.1)           -          -        1.9
       -- Executive share
       option scheme                          372        0.2       1.1          -            -          -        1.3
       Revaluation surplus
       realized                                 -          -         -          -         (3.4)       3.4          -
       Transfers                                -          -         -        3.1            -       (3.1)         -
       ------------------------------   ---------  -------   -------    -------     -------     -------    -------
       Balance at March 31,
       1999                             1,198,678      599.4     394.0          -        223.9      728.6    1,945.9
       ------------------------------   ---------  -------   -------    -------     -------     -------    -------

       Company
       At April 1, 1998            1,196,752    598.4   388.7     8.2        -   883.5  1,878.8
       Retained loss for the
       year                    (c)         -        -       -       -        -    (7.4)    (7.4)
       Share capital issued
       -- Employee sharesave
       scheme                  (b)     1,554      0.8     4.2    (3.1)       -       -      1.9
       -- Executive share
       option scheme                     372      0.2     1.1       -        -       -      1.3
       --------------------------- ---------  ------- ------- -------  ------- -------  -------
       Balance at March 31,
       1999                        1,198,678    599.4   394.0     5.1        -   876.1  1,874.6
       --------------------------- ---------  ------- ------- -------  ------- -------  -------

      (a)
      Cumulative
      goodwill                           1999      1998      1997
      written off                   (Pounds)m (Pounds)m (Pounds)m
      -----------------------------------------------------------
       Merger reserve                   574.2     574.2     579.4
       Profit and loss account          462.5     462.5     441.1
       --------------------------------------   -------   -------
       Total                          1,036.7   1,036.7   1,020.5
       --------------------------------------   -------   -------

F-27                                                ScottishPower Form 20-F 1999

      Note 26 continued
      ------------------------------------------------------------------------

      (b) Share capital issued
      The movement on the merger reserve reflects the reduction in shares which were to be issued following the acquisition of Southern Water plc in August 1996. It represented the cost to ScottishPower of transferring existing options over Southern Water plc shares to the Scottish Power plc Share Option Scheme. As these options are exercised, the merger reserve is reduced for the attributable cost of the option.

      (c) Profit and loss account of the company
      As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account. The company's profit and loss account was approved by the Board on May 6, 1999. The profit for the financial year per the Accounts of the company was (Pounds)260.5 million (1998 (Pounds)219.1 million).

      27 Minority interests
      ------------------------------------------------------------------------

                                        1999       1998
                                   (Pounds)m  (Pounds)m
      -------------------------------------------------
       Equity minority interests:
       At April 1                        1.9        0.4
       Additions                           -        0.6
       Profit and loss account          (0.6)       0.9
       --------------------------    -------    -------
       At March 31                       1.3        1.9
       --------------------------    -------    -------

      28 Pensions
      ------------------------------------------------------------------------

                                                                      Pension charge                  Prepayment
                                                                         for the year            as at March 31,
                                              Scheme   Funded or      1999      1998      1997      1999      1998
       Pension fund                             type   unfunded (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      ----------------------------------------------------------------------------------------------------------
       ScottishPower                 Defined benefit    funded       6.9       6.5      13.6       5.0      11.9
       Manweb                        Defined benefit    funded       5.8       5.8       6.0         -         -
       Southern Water                Defined benefit    funded       5.3       5.8       5.1         -         -
       Final Salary LifePlan         Defined benefit    funded         -         -         -         -         -
       Money Purchase LifePlan  Defined contribution    funded         -         -         -         -         -
      ----------------------------------------------------------------------------------------------------------

                                                                                    Principal actuarial assumptions
                                                            Value of                                                   Value of fund
                           Latest full        Valuation assets based      Valuation        Average   Average   Average       assets/
                             actuarial          carried on valuation         method     investment    salary   pension       accrued
     Pension fund            valuation           out by    (Pounds)m        adopted rate of return increases increases      benefits
     -------------------------------------------------------------------------------------------------------------------------------
     ScottishPower   December 31, 1997 William M Mercer      1,292.0 projected unit           8.5%      6.5%      4.5%          123%
     Manweb             March 31, 1998  Bacon & Woodrow        467.6 projected unit           8.5%      6.5%      4.5%          105%
     Southern Water     March 31, 1998     Watson Wyatt        231.1 projected unit           8.5%      6.5%      4.5%          108%
     --------------  ----------------- ----------------      ------- --------------        -------   -------   -------       -------

      (a) Group pension arrangements
      Following a review of the group's pension arrangements, the ScottishPower Pension Scheme, Manweb Pension Scheme and Southern Water Pension Scheme were closed to new members from December 31, 1998.

      The company has introduced two new group pension plans for new employees effective from January 1, 1999. The new plans are a defined benefit plan and a defined contribution plan. The defined benefit plan has an initial employer's contribution of 10% of pensionable salary and the employer's contributions to the defined contribution plan vary, dependent on age, between 3-5%. The pension charge in respect of these schemes since their introduction is (Pounds)30,000.

      (b) ScottishPower
      The company operates a funded pension scheme providing defined benefits based on final pensionable salary for eligible employees of the company. The assets of the Scheme are held separately from those of the company in a separate trustee administered fund. The pension charge for the year is based on the advice of the Scheme's independent qualified actuary. The prepayment included in the balance sheet represents the accumulated excess of the actual contributions paid to the Scheme over the pension accounting charge. The outcome of the valuation mentioned in the table above resulted in the accounting rate used for the calculation of the 1998-99 pension charge remaining at 4.8% of pensionable salaries.

      (c) Manweb
      Most of the Manweb employees are entitled to join the Electricity Supply Pension Scheme which provides pension and other related benefits based on final pensionable pay to employees throughout the Electricity Supply Industry in England and Wales. The assets are held in a separate trustee administered fund. The pension charge for the year, of 12% of pensionable salaries, is based on the advice of the Scheme's independent qualified actuary.

      (d) Southern Water
      The Southern Water group operates a number of pension schemes. The Scheme details above relate to the principal defined benefit scheme which covers the majority of the Southern Water employees. The assets are held in a separate trustee administered fund. Southern Water's other schemes are not material to the group. The pension charge for the year, of 12.8% of pensionable salaries, is based on the advice of the scheme's independent qualified actuary.

      29 Contingent liabilities
      ------------------------------------------------------------------------
      (a) The group has contingent liabilities under performance bonds and actual and potential claims, none of which, in the opinion of the directors, is material to the group.

      (b) The company has guaranteed the overdrafts of three subsidiary undertakings up to an amount of (Pounds)0.7 million (1998 one subsidiary undertaking for (Pounds)0.5 million).

      (c) The company has guaranteed Manweb's liabilities to the Pool in England and Wales. At March 31, 1999 these liabilities were
      (Pounds)30.9 million (1998 (Pounds)37.4 million).

      (d) Under the terms of the merger agreement between ScottishPower and PacifiCorp dated December 6, 1998 (as amended), if the merger agreement is terminated by PacifiCorp following a change in control of ScottishPower, other than through a Scheme of Arrangement under Section 425 of the Companies Act 1985, ScottishPower would be required to pay PacifiCorp a termination fee of US$250 million.

      If the merger agreement is terminated by ScottishPower due to the failure to obtain the requisite vote of its shareholders and the termination fee described above is not payable, ScottishPower would be required to pay PacifiCorp US$10 million if the merger agreement is approved by the PacifiCorp shareholders.

ScottishPower Form 20-F 1999                                               F-28

      30 Financial commitments

      ---------------------------------------------------------
                                                 1999      1998
       (a) Group analysis of annual
       commitments under operating
       leases                               (Pounds)m (Pounds)m
      ---------------------------------------------------------
      Leases of land and buildings
       Expiring during year ending March 31:
       2000                                       1.0       0.5
       2001                                       0.2       0.4
       2002                                       0.3       0.6
       2003                                       0.2       0.1
       2004                                       0.2       0.2
       thereafter                                20.4      16.2
       -------------------------------------  -------   -------
                                                 22.3      18.0
       -------------------------------------  -------   -------

      Other operating leases
       Expiring during year ending March 31:
       2000                                       2.2       4.5
       2001                                       0.6       2.4
       2002                                       3.5       3.7
       2003                                       0.7       0.9
       2004                                       0.8       0.8
       thereafter                                   -       0.6
       -------------------------------------  -------   -------
                                                  7.8      12.9
       -------------------------------------  -------   -------

                                             Group              Company
                                         1999      1998      1999      1998
       (b) Capital commitments      (Pounds)m (Pounds)m (Pounds)m (Pounds)m
      ---------------------------------------------------------------------
       Contracted but not provided      315.8     262.0      54.2      70.3
       ---------------------------   -------   -------   -------   -------

      (c) Other contractual commitments
      Under contractual commitments the group has rights and obligations in relation to the undernoted contracts. The annual value of the purchases and sales arising from these contracts is provided below:

                                                                Purchases / sales in year
                                                                 under group commitments
                                      Commitment
                                         entered Commitment      1999      1998      1997
                                 Note       into    expires (Pounds)m (Pounds)m (Pounds)m
      -----------------------------------------------------------------------------------
       The purchase of
       electricity from British
       Energy Generation (UK)
       Limited                              1990       2005     367.7     365.8     373.2
       ------------------------------    -------   --------- -------    -------  -------
       The purchase of
       electricity from
       Scottish and Southern
       Energy plc                 (i)       1990  see below      78.8     100.5     120.5
       ------------------------------    -------  ---------  -------    -------  -------
       The supply of
       electricity to Scottish
       and Southern Energy plc              1990       2004      18.2      16.8      15.7
       ------------------------------    -------  ---------  -------    -------  -------
       Revenue from the
       operation of the
       company's transmission
       system and access by
       Scottish and Southern                       No fixed
       Energy plc to the Anglo-                     date of
       Scottish Interconnector              1990     expiry      27.7      26.1      24.7
       ------------------------------    -------  ---------  -------    -------  -------
       Purchase of coal from
       the Scottish Coal
       Company Limited                      1998       2003      22.0      76.9      75.5
       ------------------------------    -------  ---------  -------    -------  -------
       Purchase of coal from
       the Scottish Coal (Deep
       Mine) Company Limited                1998       2004      50.5         -         -
       ------------------------------    -------  ---------  -------    -------  -------
       Purchase of gas from
       various fields in the
       North Sea                            1994       2010     123.6      81.8      50.4
       ------------------------------    -------  ---------  -------    -------  -------

      (i) There are two agreements relating to the purchase of electricity from Scottish and Southern Energy plc. These expire in 2012 and 2039.

F-29                                                ScottishPower Form 20-F 1999

      31 Related party transactions
      ------------------------------------------------------------------------
      Related party transactions and balances with joint ventures and associated undertakings

      (a) Trading transactions and balances arising in the normal course of business

                                                                                                                 Amounts due
                                                                                  Sales/(purchases)               from/ (to)
                                                                              to/(from) other group    other group companies
                                                                          companies during the year          as at March 31,
                                                                           1999       1998       1997        1999          1998
       Related party             Related party relationship to  group (Pounds)m  (Pounds)m  (Pounds)m   (Pounds)m     (Pounds)m
      -----------------------------------------------------------------------------------------------------------------------
       Sales by related parties
       Scottish Electricity
       Settlements Limited       50% owned joint venture                    5.8          -          -           2.3             -
       Purchases by related
       parties
       Scottish Electricity
       Settlements Limited       50% owned joint venture                   (0.9)      (1.3)      (1.2)         (0.8)         (0.3)
       South Coast Power
       Limited                   50% owned joint venture                   (8.1)         -          -          (0.1)            -
       CeltPower Limited         50% owned joint venture                   (0.1)         -          -          (0.1)            -
       ------------------------  ----------------------------------------------------------------------------------------------

      Southern Water non-core businesses
      In the year ended March 31, 1998 the group made purchases of (Pounds)18 million on normal trading terms from the Southern Water non-core businesses subsequent to their disposal.

      (b) Funding transactions and balances arising in the normal course of business

                                                                Interest payable to        Amounts due to
                                                                        other group           other group
                                                                   companies during       companies as at
                                                                           the year             March 31,
                               Related party relationship to         1999       1998       1999       1998
       Related party           group                            (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
      -----------------------------------------------------------------------------------------------------
       Scottish Electricity
       Settlements Limited     50% owned joint venture               (1.5)      (0.6)     (19.1)     (11.8)
       South Coast Power
       Limited                 50% owned joint venture               (0.2)         -          -          -
       CeltPower Limited       50% owned joint venture                  -          -       (2.0)      (2.0)
       Wind Resources Limited  45% owned associated undertaking         -          -          -       (0.7)
       ----------------------  ---------------------------------------------------------------------------

      32 Employee Share Schemes
      ------------------------------------------------------------------------
      The group has three types of share scheme for employees. Options have been granted and awards made to eligible employees to subscribe for ordinary shares in Scottish Power plc in accordance with the rules of each scheme. The ScottishPower and Southern Water Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three, five or seven year save-as-you-earn contract as appropriate. The Executive Share Option Scheme applied to executive directors and certain senior managers. However, this Scheme has been replaced with the Long Term Incentive Plan and, although it will not affect options already granted, this plan supersedes executive share options. Options granted under the Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made.

      (a) Summary of movements in share options in ScottishPower shares

                                                                                     Southern                 Executive
                               ScottishPower  Weighted       Manweb     Weighted        Water     Weighted        Share
                                   Sharesave   average    Sharesave      average    Sharesave      average       Option
                                      Scheme  exercise       Scheme     exercise       Scheme     exercise       Scheme
                                  (number of     price   (number of        price   (number of        price   (number of
                                shares 000s)    (pence) shares 000s)      (pence) shares 000s)      (pence) shares 000s)
------------------------------------------------------------------------------------------------------------------------
Outstanding at April 1, 1996          18,237     203.3          436         60.8            -            -        1,703
Granted                               11,187     263.1            -            -        7,885        108.3            -
Exercised                            (10,993)    175.2         (436)        60.8       (1,044)        54.0         (119)
Lapsed                                  (917)    234.8            -            -         (149)        94.0          (31)
----------------------------   -------------  --------  -----------     --------  -----------     --------  -----------
Outstanding at April 1, 1997          17,514     252.8            -            -        6,692        117.1        1,553
Granted                                5,268     307.0            -            -            -            -            -
Exercised                             (2,813)    202.6            -            -       (1,956)        87.2         (699)
Lapsed                                  (974)    264.9            -            -         (487)       151.7            -
----------------------------   -------------  --------  -----------     --------  -----------     --------  -----------
Outstanding at April 1, 1998          18,995     274.6            -            -        4,249        126.9          854
Granted                                4,284     440.0            -            -            -            -            -
Exercised                             (1,224)    252.6            -            -       (1,458)       102.9         (372)
Lapsed                                  (783)    295.7            -            -          (91)       166.6          (50)
-----------------------------  -------------  --------  -----------     --------  -----------     --------  -----------
Outstanding at March 31, 1999         21,272     308.4            -            -        2,700        138.5          432
-----------------------------  -------------  --------  -----------     --------  -----------     --------  -----------
                                    Weighted
                                     average
                                    exercise        Total
                                       price   (number of
                                      (pence) shares 000s)
-----------------------------------------------------------------------------------------------------------------------
Outstanding at April 1, 1996           328.9       20,376
Granted                                    -       19,072
Exercised                              246.7      (12,592)
Lapsed                                 350.1       (1,097)
------------------------------     --------- ---------------
Outstanding at April 1, 1997           326.4       25,759
Granted                                    -        5,268
Exercised                              323.3       (5,468)
Lapsed                                     -       (1,461)
------------------------------     --------- ---------------
Outstanding at April 1, 1998           328.6       24,098
Granted                                    -        4,284
Exercised                              338.1       (3,054)
Lapsed                                 380.2         (924)
------------------------------     --------- ---------------
Outstanding at March 31, 1999          314.4       24,404
------------------------------     --------- ---------------

ScottishPower Form 20-F 1999                                                F-30

      Note 32 continued
      ------------------------------------------------------------------------

      (b) Analysis of share options outstanding at March 31, 1999

                                                                       Number of   Option
                                              Date of     Number of       shares    price                              Normal
                                                grant  participants        (000s)  (pence)                   exercisable date
      -----------------------------------------------------------------------------------------------------------------------
      ScottishPower Sharesave Scheme         22.06.94         1,029        1,296    273.8              6 months to March 2000
                                             20.06.95           958        1,172    262.1              6 months to March 2001
                                             20.06.96         5,098        9,896    263.1      6 months to March 2000 or 2002
                                             20.06.97         4,646        4,692    307.0      6 months to March 2001 or 2003
                                             12.06.98         5,849        4,216    440.0      6 months to March 2002 or 2004
      -----------------------------------------------------------------------------------------------------------------------
      Southern Water Sharesave Scheme        03.02.92            63          249     74.0          6 months to September 1999
                                             26.01.93            76          215    111.0          6 months to September 2000
                                             25.01.94           302          486    154.9  6 months to September 1999 or 2001
                                             25.01.95           398          987    136.1  6 months to September 2000 or 2002
                                             25.01.96           437          763    160.2  6 months to September 2001 or 2003
      -----------------------------------------------------------------------------------------------------------------------
      Executive Share Option Scheme          18.12.91             8          128    227.4                           1994-2001
                                             25.06.92            14           23    237.7                           1995-2002
                                             01.07.93             4           60    310.0                           1996-2003
                                             17.12.93            35           61    454.8                           1996-2003
                                             27.05.94            11           18    354.0                           1997-2004
                                             18.11.94             3           22    352.1                           1997-2004
                                             12.05.95            19           72    335.0                           1998-2005
                                             10.11.95             1           48    357.5                           1998-2005
      -----------------------------------------------------------------------------------------------------------------------

      All options are exercisable over Scottish Power plc shares. Where reference is made to Southern Water, this is to identify the Sharesave Scheme under which the options over Scottish Power plc shares have been granted. The exercise prices of options granted prior to the rights issue on August 30, 1996 were adjusted to reflect the bonus element inherent in the rights issue.

      For the Southern Water Sharesave Scheme, the date of grant refers to the date the original Southern Water share options were granted. These options were exchanged for options over ScottishPower shares following acquisition in 1996.

      33 Directors' emoluments and interests
      ------------------------------------------------------------------------
      (a) Policy
      The Remuneration Committee is responsible for making recommendations to the Board on the company's remuneration policy. The objective of ScottishPower's remuneration policy is to ensure that the rewards for executives and directors attract and retain executives of high quality, who are incentivised to achieve performance which exceeds that of competitors. Furthermore, the objective is to ensure that incentive schemes are in line with best practice and promote the interests of the shareholders. The Remuneration Committee determines the detail of each executive's remuneration package.

      (b) Total emoluments
      ------------------------------------------------------------------------
      The following table provides a breakdown of the total emoluments of the Chairman and all directors in office during the year ended March 31, 1999.

                                     Basic           Benefits     Total      Total      Total
                                    salary   Bonuses  in kind      1999       1998       1997
                                  (Pounds)  (Pounds) (Pounds)  (Pounds)   (Pounds)   (Pounds)
      ---------------------------------------------------------------------------------------
       Chairman and executive
       directors
       C M Stuart                  200,000        -   16,863    216,863    194,294    154,665
       I Robinson                  390,000  109,200   16,093    515,293    487,345    397,256
       M J Kinski (resigned
       April 7, 1998)               13,195        -       81     13,276    335,470    267,716
       I M Russell                 295,000   85,550   46,435    426,985    356,078    333,706
       K L Vowles                  210,000   60,900    9,293    280,193    253,501    210,576
       D Whyte (resigned May
       31, 1999)                   235,000   65,800   16,120    316,920    305,976    279,169
       Non-executive directors
       (fees and expenses)
       M Barnes                     22,708        -    5,754     28,462          -          -
       Sir Ronald Garrick
       (retired April 30, 1999)     30,000        -      555     30,555     31,889     25,449
       Sir Peter Gregson            25,208        -    8,167     33,375     24,960      7,999
       Baroness Jay of
       Paddington (resigned May
       13, 1997)                         -        -        -          -      3,497     13,038
       N C D Kuenssberg
       (retired July 23, 1997)           -        -        -          -     10,000     25,540
       E C S Macpherson             30,000        -    6,412     36,412     30,022     13,421
       J Parnaby                    22,708        -    9,007     31,715     26,645     23,825
       J A Scott (retired July
       24, 1996)                         -        -        -          -          -      7,028
       ------------------------  ---------  -------  -------  ---------  ---------  ---------
                                 1,473,819  321,450  134,780  1,930,049  2,059,677  1,759,388
       Relocation expenses               -         -        -         -     14,358      6,368
       ------------------------  ---------  -------  -------  ---------  ---------  ---------
       Total                     1,473,819   321,450  134,780 1,930,049  2,074,035  1,765,756
       ------------------------  ---------  -------  -------  ---------  ---------  ---------

      Other emoluments--executive directors

      The emoluments of the highest paid director (Mr Robinson) excluding pension contributions were (Pounds)515,293 (1998 (Pounds)487,345, 1997 (Pounds)397,256). In addition, gains on exercise of share options during the year by Mr Robinson amounted to (Pounds)592,966 (1998 (Pounds)nil, 1997 (Pounds)nil). Pension contributions made by the company under approved pension arrangements for Mr Robinson amounted to (Pounds)nil (1998 (Pounds)nil, 1997 (Pounds)10,138). Mr Robinson also has an entitlement under the unapproved pension benefits described further in Note c(iii) below. The total of the liabilities for the 15 executives and senior employees arising in relation to unapproved benefits for service for the year to March 31, 1999 was (Pounds)448,600 (1998 (Pounds)432,676, 1997 (Pounds)305,952). All benefits for the above are provided on a defined benefit basis.

F-31                                                ScottishPower Form 20-F 1999

      Note 33 continued
      ------------------------------------------------------------------------

      (c) Directors' pension benefits
      Details of pension benefits earned by the executive directors are shown below:

                                                                                     Transfer value of
                                                          Additional                   increases after
                                                             pension                        indexation
                                           Transferred in  earned in      Accrued    (net of directors'
                                                 benefits   the year  entitlement         contribution)
       Defined benefits pension scheme            (Pounds)   (Pounds)     (Pounds)             (Pounds)

      ------------------------------------------------------------------------------------------------
       Chairman and executive directors
       C M Stuart                                       -          -             -                  -
       I Robinson                                 108,808     30,041       180,080            540,333
       M J Kinski (resigned
       April 7, 1998)                              29,367        473        61,340              5,153
       I M Russell                                  8,098     14,823        52,460            160,830
       K L Vowles                                  89,467     17,644       122,500            272,592
       D Whyte (resigned May 31, 1999)             66,035     10,796       113,664            144,024
       ----------------------                     -------     ------       -------            -------

      (i) The accrued entitlement of the highest paid director (Mr Robinson) was (Pounds)180,080 (1998 (Pounds)141,348, 1997 (Pounds)101,762).
      (ii) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year assuming normal retirement at age 63. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.
      (iii) Executives who joined the company on or after June 1, 1989 are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the company's approved schemes due to the earnings cap are provided through unapproved pension arrangements. The pension benefits disclosed above include approved and unapproved pension arrangements.
      (iv) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at December 1998 (2.8%) except in the case of Mr. Kinski who left service on April 19, 1998.
      (v) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less directors' contributions.
      (vi) Transferred in benefits represent pension rights accrued in respect of previous employments.

      (d) Directors' interests in share options

                                                                              Option             Market price
                                                                            exercise               at date of        Date
     Executive                  At April 1,                    At March 31,    price        Date     exercise  from which     Expiry
     director                          1998 Granted Exercised          1999  (pence)   exercised       (pence)exercisable       date
     -------------------------------------------------------------------------------------------------------------------------------
      Maximum contingent awards under
      Long Term Incentive Plan
     I Robinson                      51,533       -         -        51,533      nil                           09.08.2000 08.08.2003
                                     53,846       -         -        53,846      nil                           16.05.2001 15.05.2004
                                          -  41,916         -        41,916      nil                           07.05.2002 06.05.2005
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
                                    105,379  41,916         -       147,295
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
     I M Russell                     38,650       -         -        38,650      nil                           09.08.2000 08.08.2003
                                     36,923       -         -        36,923      nil                           16.05.2001 15.05.2004
                                          -  31,706         -        31,706      nil                           07.05.2002 06.05.2005
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
                                     75,573  31,706         -       107,279
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
     K L Vowles                      27,607       -         -        27,607      nil                           09.08.2000 08.08.2003
                                     27,692       -         -        27,692      nil                           16.05.2001 15.05.2004
                                          -  22,570         -        22,570      nil                           07.05.2002 06.05.2005
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
                                     55,299  22,570         -        77,869
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
     D Whyte
     (resigned May
     31, 1999)                       35,889       -         -        35,889      nil                           09.08.2000 08.08.2003
                                     32,307       -         -        32,307      nil                           16.05.2001 15.05.2004
                                          -  25,257         -        25,257      nil                           07.05.2002 06.05.2005
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
                                     68,196  25,257         -        93,453
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
      Executive Share Option Scheme
     I Robinson
                                    286,457       -  (286,457)            -    335.0  15.05.1998        542.0  12.05.1998 11.05.2005
     ----------------------         -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
      Sharesave Scheme
     I Robinson
                                      6,581      -         -          6,581    262.1                          01.09.2000  28.02.2001
     ---------------------          ------- ------  --------        -------    -----  ----------        ----- ----------  ----------
     I M Russell                      6,300      -         -          6,300    273.8                          01.09.1999  29.02.2000
     -------------------------      ------- ------  --------        -------    -----  ----------        ----- ----------  ----------
     K L Vowles                       3,933       -         -         3,933    263.1                           01.09.2001 28.02.2002
                                          -   1,568         -         1,568    440.0                           01.09.2003 29.02.2004
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
                                      3,933   1,568         -         5,501
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
     D Whyte
     (resigned May
     31, 1999)                        2,223       -         -         2,223    263.1*                          01.09.1999 29.02.2000
                                          -     886         -           886    440.0*                          01.09.2001 28.02.2002
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------
                                      2,223     886         -         3,109
     ------------------             -------  ------  --------       -------    -----  ----------        -----  ---------- ----------

      * Denotes options granted under a three year scheme.

      Awards made to directors under the Long Term Incentive Plan on May 11, 1999 were as follows: I Robinson 46,927; C A Berry 18,994; A V Richardson 18,994; I M Russell 37,988; and K L Vowles 27,932.

      Options granted to directors under the ScottishPower Sharesave Scheme on June 11, 1999 were as follows: C A Berry 903; and A V Richardson
      1,573.
ScotishPower Form 20-F 1999                                                 F-32

      Note 33 continued
      ------------------------------------------------------------------------

      Notes

      (i) The market price of the shares at March 31, 1999 was 540.0p and the range during 1998-99 was 521.0p to 675.0p.

      (ii) The Long Term Incentive Plan supersedes the Executive Share Option Scheme, and annual awards to acquire shares in ScottishPower at nil or nominal cost are made to the plan participants up to a maximum value equal to 60% of base salary. The award will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and improvements in certain OFFER published Customer Service Standards and OFWAT published levels of service (in the case of awards granted in 1997 and 1998) are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. Assuming that such targets have been achieved, the number of shares that can be acquired will be dependent upon how the company ranks in terms of its total shareholder return performance over a three year period, in comparison to the constituent companies of the FTSE 100 Index and the electricity and water sectors. A percentage of each half of the award will vest depending upon the company's ranking within each of the relevant comparator groups. The plan participant may acquire the shares in respect of the percentage of the award which has vested at any time after the fourth year up to the seventh year after the grant of the award. No dividends accrue to participants prior to vesting.

      (iii) The option price of executive share options was based on the middle-market share price on the day immediately preceding the date of grant. For Sharesave options, the option price is calculated in the same way at the date of invitation and discounted by 20% in accordance with the Inland Revenue rules for such schemes.

      (iv) The options initially granted to each executive director under the Executive Share Option Scheme were based on a multiple of four times salary in respect of the Chief Executive, Mr Robinson, and three times in respect of the other executive directors, which is in accordance with the limits set out in current guidelines. Subsequent grant of options were made to reflect increases in directors' basic salary levels, following periodic review by the Remuneration Committee of the performance of the company and the executive directors individually. Executive options are normally exercisable in a manner which does not attract an income tax liability provided that exercise occurs between three and ten years after the date of grant and at least three years have elapsed from the date of the last "tax relieved' exercise. Total gains made on exercise of directors' share options during the year were (Pounds)592,966 (1998 (Pounds)424,097, 1997 (Pounds)16,979).

      (v) The number of options granted to a director under the Sharesave Scheme is calculated by reference to the total amount which the director agrees to save for a period of three or five years under an Inland Revenue approved savings contract, subject to a current maximum of (Pounds)250 per month. Options under the Sharesave Scheme are, subject to a few exceptions, exercisable within a period of six months from the date of completion of the savings contract.

      34 Summary of differences between U.K. and U.S. Generally Accepted Accounting Principles ("GAAP')
      ------------------------------------------------------------------------
      The consolidated Accounts of the group are prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The effect of the U.S. GAAP adjustments to profit for the financial year and equity shareholders' funds are set out in the tables below.

       (a) Reconciliation of profit for               1999      1998      1997
       the financial year to U.S. GAAP:    Notes (Pounds)m (Pounds)m (Pounds)m
      ------------------------------------------------------------------------
       Profit for the financial year
       under U.K. GAAP                              502.8     170.1     421.1
       U.S. GAAP adjustments:
        Amortization of goodwill             (i)    (30.0)    (29.8)    (23.7)
        Deferred tax                        (ii)    (33.5)    (28.1)    (55.2)
        Pensions                           (iii)     17.6      22.7      16.0
        Depreciation on revaluation
        uplift                              (iv)      3.4       1.7         -
       ---------------------------------------------------   -------   -------
                                                    460.3     136.6     358.2
       Deferred tax effect of U.S. GAAP
       adjustments:
        Pensions                                     (5.3)     (6.8)     (5.3)
       ---------------------------------------------------   -------   -------
       Profit for the financial year
       under U.S. GAAP                              455.0     129.8     352.9
       ---------------------------------------------------   -------   -------
       Earnings per share under U.S.
       GAAP                               (viii)    38.39p    11.00p    31.94p
       ---------------------------------------------------   -------   -------
       Diluted earnings per share under
       U.S. GAAP                          (viii)    38.01p    10.89p    31.62p
       ---------------------------------------------------   -------   -------

       (b) Effect on equity shareholders' funds
       of differences between U.K. GAAP and U.S.              1999      1998
       GAAP:                                       Notes (Pounds)m (Pounds)m
      ----------------------------------------------------------------------
       Equity shareholders' funds under U.K. GAAP         1,945.9   1,707.8
       U.S. GAAP adjustments for:
        Goodwill                                     (i)  1,036.7   1,036.7
        Business combinations                        (i)    163.1     163.1
        Amortization of goodwill                     (i)    (92.1)    (62.1)
        ESOP shares held in trust                  (vii)    (33.8)    (36.6)
        Pensions                                   (iii)    116.8      99.2
        Dividends                                   (vi)    178.0     162.9
        Revaluation of fixed assets                 (iv)   (229.0)   (229.0)
        Depreciation on revaluation uplift          (iv)      5.1       1.7
        Deferred tax:
         Effect of U.S. GAAP adjustments            (ii)    (35.7)    (30.4)
         Effect of differences in methodology       (ii)   (594.2)   (560.7)
       ----------------------------------------------------------   -------
       Equity shareholders' funds under U.S. GAAP         2,460.8   2,252.6
       ----------------------------------------------------------   -------

      (i) Goodwill and business combinations
      Goodwill
      Under U.K. GAAP, goodwill arising from the purchase of operating entities before March 31, 1998 has been written off directly against the merger reserve to reduce the merger reserve to zero and thereafter has been offset against the profit and loss reserve. Goodwill arising on acquisitions after March 31, 1998 is capitalized and amortized through the income statement over its useful economic life. Under U.S. GAAP, goodwill arising from the purchase of operating entities should be held as an intangible asset in the balance sheet and amortized over its expected useful life.

      The goodwill adjustment is made to recognize goodwill previously written off to reserves under U.K. GAAP, as an intangible asset under U.S. GAAP.

      This goodwill, which is capitalized under U.S. GAAP, is then amortized on a straight line basis over its useful economic life of 40 years with the effect being a reduction in profit reflecting the amortization charge for the period.

F-33                                                ScottishPower Form 20-F 1999

      Note 34 continued
      ------------------------------------------------------------------------

      Business combinations
      In addition to re-instating the goodwill calculated under U.K. GAAP as described above, goodwill must also be recalculated in accordance with U.S. GAAP. This is required due to differences between U.K. GAAP and U.S. GAAP in the determination of acquisition price and valuation of assets and liabilities at the acquisition date. The adjustment referred to as business combinations reflects principally the impact of recalculating the goodwill arising on the acquisitions of Manweb and Southern Water under U.S. GAAP.

      (ii) Deferred taxation
      Under U.K. GAAP, provision for deferred tax is only required to the extent that it is probable that a taxation liability or asset will crystallize, in the foreseeable future, as a result of timing differences between taxable profit and accounting profit. Provision is made at known rates of tax.

      Under U.S. GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. Provision is made at future enacted rates.

      The item "effect of U.S. GAAP adjustments' reflects the additional impact of making full provision for deferred tax in respect of adjustments made in restating the balance sheet to U.S. GAAP.

      The item "effect of differences in methodology' reflects the impact of making full provision for deferred tax.

      (iii) Pension costs
       The fundamental differences between U.K. GAAP and U.S. GAAP are as follows:
       (a) Under U.K. GAAP, the annual pension charge is determined so that it is a substantially level percentage of the current and expected future payroll.
       Under U.S. GAAP, the aim is to accrue the cost of providing pension benefits in the year in which the employee provides the related service.
       (b) Under U.K. GAAP, pension liabilities are usually discounted using an interest rate that represents the expected long-term return on plan assets. Under
       U.S. GAAP, pension liabilities are discounted using the current rates at which the pension liability could be settled.
       (c) Under U.K. GAAP, variations from plan can be aggregated and amortized over the remaining employee service lives. Under U.S. GAAP, variations from plan must be amortized separately over remaining service lives.
       (d) Under U.K. GAAP, alternative bases can be used to value plan assets. Under U.S. GAAP, plan assets should be valued at market or at market related values.

      (iv) Revaluation of fixed assets
      The revaluation of Manweb distribution assets and Southern Water operational assets is not permitted under U.S. GAAP. Accordingly, the reconciliation restates fixed assets to historical cost and the depreciation charge has been adjusted. Refer to Note 16 (i) for further information relating to the fixed assets revaluation.

      (v) Comprehensive income
      As of April 1, 1998 ScottishPower adopted FAS 130, Reporting Comprehensive Income. FAS 130 established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement has no impact on ScottishPower's net income or shareholders' equity under U.S. GAAP.

      (vi) Ordinary dividends
      Under U.K. GAAP, final ordinary dividends are recognized in the financial year in respect of which they are recommended by the Board of Directors for approval by shareholders. Under U.S. GAAP, such dividends are not recognized until they are formally declared by the Board of Directors.

      (vii) ESOP shares held in trust
      Under U.K. GAAP, shares held by an Employee Share Ownership Plan ("ESOP') are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, shares held in trust are recorded at cost in the balance sheet as a deduction from shareholders' funds. No dividends have been paid on the shares held by the ScottishPower ESOP and future dividends have been waived.

      (viii) Earnings per share
      Under U.K. GAAP, earnings per share is calculated by dividing the net profit or loss for the period by the weighted average number of shares (for basic and diluted number of shares) outstanding for the period. U.K. GAAP permits the presentation of more than one measure of earnings per share provided that all such measures are clearly explained and are given equal prominence on the face of the income statement.

      Under U.S. GAAP, earnings per share is calculated by dividing earnings from continuing operations, excluding extraordinary items, by the weighted average number of shares (for basic and diluted number of shares) outstanding for the period. U.S. GAAP permits only one measure of earnings per share as a performance measure.

      (a) Earnings per ordinary share have been calculated by dividing the profit for the financial year under U.S. GAAP by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

                                                          1999     1998    1997
      -------------------------------------------------------------------------
       Profit for the financial year under U.S. GAAP
       ((Pounds) million)                               455.0     129.8   352.9
       Basic weighted average share capital (number
       of shares, millions)                           1,185.2   1,180.1 1,104.9
       Diluted weighted average share capital
       (number of shares, millions)                   1,197.2   1,191.9 1,116.0
      -------------------------------------------------------------------------

      The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options.

      (b) As permitted under U.K. GAAP, earnings per share have been presented including and excluding the impact of the windfall tax and goodwill amortization, to provide an additional measure of underlying performance. In accordance with U.S. GAAP, earnings per share have been presented above based on U.S. GAAP earnings, without adjustments for the impact of windfall tax and goodwill amortization. As such additional measures of underlying performance are not permitted under
      U.S. GAAP, the inclusion of windfall tax in the determination of earnings for the purpose of computation of earnings per share in accordance with U.S. GAAP decreased earnings by (Pounds)317.0 million or 26.86 pence per share for the year ended March 31, 1998. The inclusion on goodwill amortization decreased earnings by (Pounds)31.2 million or 2.63 pence per share for the year ended March 31, 1999, by (Pounds)29.8 million or 2.53 pence per share for the year ended March
      31, 1998 and by (Pounds)23.7 million or 2.14 pence per share for the year ended March 31, 1997.
ScottishPower Form 20-F 1999                                                F-34

      Note 34 continued
      ------------------------------------------------------------------------

      Consolidated statement of Cash Flows
      The consolidated statement of cash flows prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under U.S. GAAP. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

      Under U.K. GAAP, cash flows are presented separately for operating activities, dividends received from associates and joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources, and financing. Under U.S. GAAP, only three categories of cash flow activity are reported; operating activities, investing activities and financing activities. Cash flows from dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation would be included as operating activities under U.S. GAAP. Equity dividends paid would be included under financing activities under U.S. GAAP.

      Under U.S. GAAP, cash and cash equivalents are not offset by bank overdrafts repayable within twenty four hours from the date of the advance, as is the case under U.K. GAAP and instead such bank overdrafts are classified within financing activities.

      The consolidated cash flow statement prepared in conformity with U.K. GAAP is set out on page F-12. In this statement an additional measure, free cash flow, is included which is not an accepted measure under U.S. GAAP. This measure represents cash flow from operations after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation. U.K. investors regard free cash flow as the money available to management annually to be allocated among a number of options including capital expenditure, payments of dividends and the financing of acquisitions.

      Set out below is a consolidated statement of cash flows under U.S. GAAP

      ------------------------------------------------------------------------
                                                     1999      1998      1997
                                                (Pounds)m (Pounds)m (Pounds)m
      ------------------------------------------------------------------------
       Cash inflow from continuing operating
       activities                                  944.9   1,014.1      801.9
       Dividends received from associates and
       joint ventures                                0.9       0.9          -
       Returns on investments and servicing of
       finance                                    (149.9)   (146.7)    (101.1)
       Ordinary taxation                           (93.7)   (134.5)    (117.4)
       Exceptional taxation -- windfall tax       (157.8)   (157.8)         -
       ---------------------------------------   -------   -------  ---------
       Net cash provided by operating
       activities                                  544.4     576.0      583.4
       ---------------------------------------   -------   -------  ---------
       Capital expenditure and financial
       investment                                 (683.0)   (592.7)    (392.1)
       Acquisitions and disposals                  (77.4)     67.9   (1,234.6)
       ---------------------------------------   -------   -------  ---------
       Net cash used in investing activities      (760.4)   (524.8)  (1,626.7)
       ---------------------------------------   -------   -------  ---------
       Financing                                   454.2     261.5    1,286.6
       Add: movement in bank overdrafts              6.0     (12.9)     (51.9)
       Equity dividends paid                      (252.8)   (226.0)    (170.0)
       ---------------------------------------   -------   -------  ---------
       Net cash provided by financing
       activities                                  207.4      22.6    1,064.7
       ---------------------------------------   -------   -------  ---------
       Net increase/(decrease) in cash and
       cash equivalents                             (8.6)     73.8       21.4
       Cash and cash equivalents at beginning
       of financial year                           115.5      41.7       20.3
       ---------------------------------------   -------   -------  ---------
       Cash and cash equivalents at end of
       financial year                              106.9     115.5       41.7
       ---------------------------------------   -------   -------  ---------
                                                     1999      1998      1997
       Significant non-cash investing or
       financing activities                     (Pounds)m (Pounds)m (Pounds)m
      ------------------------------------------------------------------------
       On acquisition of subsidiaries:
        Shares allotted as part of purchase
        consideration                                  -         -      397.9
        Loan notes                                     -       3.0       10.3
      ------------------------------------------------------------------------

      Additional information required under U.S. GAAP
      ------------------------------------------------------------------------

      (a) Group profit and loss account
      For the purposes of U.S. GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses.

      (b) Infrastructure accounting
      The group's accounting policy in respect of Southern Water's infrastructure assets and related maintenance and renewals expenditure, as set out and explained in the accounting policies, is not generally accepted under U.S. GAAP which requires historical cost depreciation accounting for these assets. The difference between the infrastructure renewals depreciation charge and depreciation accounting under U.S. GAAP is not material to profit and equity shareholders' funds.

F-35                                                ScottishPower Form 20-F 1999

      Note 34 continued
      ------------------------------------------------------------------------

      (c) Share option schemes
      Under U.S. GAAP, the group applies Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, compensation expense has been recognized for its variable plan (ie long term incentive plan). As the group applies APB 25 in accounting for its plans, it is permitted, under FAS 123, Accounting for Stock-Based Compensation, to adopt the disclosure only option in relation to its share option schemes. However, if the accounting provisions of the statement had been adopted, the effect on 1999 net earnings would have been immaterial (1998: immaterial, 1997: immaterial) and accordingly no additional disclosures have been provided.


      (d) Deferred taxation
      U.K. GAAP requires provision for deferred taxation only when it is expected that a liability will become payable or an asset will crystallize in the foreseeable future and then at the known future rates of tax. U.S. GAAP requires full provision for deferred taxes to be made using enacted future tax rates.

      The components of the estimated net deferred tax liability that would be recognized under U.S. GAAP are as follows:
      ------------------------------------------------------------------------

                                                                     Group
                                                                 1999       1998
                                                            (Pounds)m  (Pounds)m
      ---------------------------------------------------------------------------
       Deferred taxation liabilities
        Excess of book value over taxation value of fixed
        assets                                                  631.6      609.4
        Other temporary differences                              39.5       36.1
       --------------------------------------------------     -------    -------
                                                                671.1      645.5
       Deferred taxation assets
        Other temporary differences                             (41.2)     (54.4)
       --------------------------------------------------     -------    -------
       Net deferred tax liability                               629.9      591.1
       --------------------------------------------------     -------    -------
       Analyzed as follows:
       Current                                                  (24.8)     (31.2)
       Non-current                                              654.7      622.3
       --------------------------------------------------     -------    -------
                                                                629.9      591.1
       --------------------------------------------------     -------    -------

ScottishPower Form 20-F 1999                                                F-36

      Note 34 continued
      ------------------------------------------------------------------------

      (e) Pensions
      As at March 31, 1999 ScottishPower had six statutorily approved defined benefit pension plans. One of these plans, together with a statutorily approved defined contribution pension plan, was established with effect from January 1, 1999.

      Benefits under the defined benefit plans reflect each employee's basic earnings, years of service and age at retirement. Funding of the defined benefit plans is based upon actuarially determined contributions, with members paying contributions at fixed rates and the employers meeting the balance of cost as determined by the scheme actuaries.

      Under the defined contribution plan, contributions are paid by the member and employer at a fixed rate. Benefits under the defined contribution plan reflect each employee's fund at retirement and the cost of purchasing benefits at that time.

      ScottishPower does not provide any non-pension post-retirement benefits for employees.

      Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the funded status of these plans for the years ending March 31, 1999 and March 31, 1998 are as follows:

      ------------------------------------------------------------------------

                                                       1999      1998
       Change in benefit obligation               (Pounds)m (Pounds)m
      ---------------------------------------------------------------
       Benefit obligation at beginning of year     1,882.4   1,847.6
       Service cost (excluding plan participants
       contributions)                                 36.4      29.5
       Interest cost                                 149.6     144.6
       Plan participants' contributions               13.0      13.2
       Actuarial loss/(gain)                          97.2     (57.3)
       Benefits paid                                (104.4)    (95.2)
       -----------------------------------------   -------   -------
       Benefit obligation at end of year           2,074.2   1,882.4
       -----------------------------------------   -------   -------

                                                              1999      1998
       Change in plans' assets                           (Pounds)m (Pounds)m
      ----------------------------------------------------------------------
       Fair value of plans' assets at beginning of year   2,372.1   2,045.1
       Actual return on plans' assets                       488.7     395.8
       Employer contributions                                12.0      13.2
       Plan participants' contributions                      13.0      13.2
       Benefits paid                                       (104.4)    (95.2)
       ------------------------------------------------   -------   -------
       Fair value of plans' assets at end of year         2,781.4   2,372.1
       ------------------------------------------------   -------   -------

                                             1999      1998
                                        (Pounds)m (Pounds)m
      -----------------------------------------------------
       Funded status                       707.2     489.7
       Unrecognized net actuarial gain    (600.0)   (393.3)
       Unrecognized transition asset        (4.2)     (5.0)
       -------------------------------   -------   -------
       Prepaid benefit cost                103.0      91.4
       -------------------------------   -------   -------

      The components of pension benefit costs for the years ended March 31, 1999, 1998 and 1997 were as follows:

      ------------------------------------------------------------------------

                                              1999      1998      1997
                                         (Pounds)m (Pounds)m (Pounds)m
      ----------------------------------------------------------------
       Service cost                          49.4      42.7      38.8
       Interest cost                        149.6     144.6     132.8
       Expected return on plans' assets    (184.4)   (181.7)   (162.1)
       Amortization of transition asset      (0.8)     (0.8)     (0.8)
       Amortization of experience gains     (13.4)     (0.2)        -
       --------------------------------   -------   -------   -------
       Net periodic benefit cost              0.4       4.6       8.7
       --------------------------------   -------   -------   -------

      The actuarial assumptions adopted in arriving at the above figures are as follows:

      ------------------------------------------------------------------------

       Assumptions at year end              1999    1998    1997
      ----------------------------------------------------------
       Expected return on plans' assets  8% p.a. 8% p.a. 9% p.a.
       Discount rate                     6% p.a. 8% p.a. 8% p.a.
       Rate of earnings increase         5% p.a. 7% p.a. 7% p.a.
       Pension increases                 3% p.a. 5% p.a. 5% p.a.
       --------------------------------  ------- ------- -------

      These plans' assets are invested in an appropriate diversified range of equities, bonds, property and cash. The investments are managed by independent appointed management firms. Included within the plans' assets are 888,065 (1998: 1,019,606, 1997: 1,111,925) ScottishPower
      shares, purchased by some of the Investment Managers only as part of a pooled strategy to match the relative weightings in the U.K. Stock Exchange index.

F-37                                                ScottishPower Form 20-F 1999

      Note 34 continued
      ------------------------------------------------------------------------

      (f) Joint ventures and associates
      Under U.S. GAAP, the investor's interest in the net results of joint ventures and associates is disclosed as a single line in the income statement net of interest and taxation.

      Under U.K. GAAP, the investor's interest in the turnover and results of a joint venture or associate are disclosed gross. The investor's share of the interest and taxation are disclosed separately as a component of the group interest and taxation lines. The directors do not regard this as a material classification difference and there is no impact on net income.

      (g) Acquisition of Southern Water
      In accordance with the disclosure requirement of the APB Opinion Number 16 paragraphs 95 and 96, the following is included relating to the acquisition of Southern Water in 1996:

      In August 1996, ScottishPower acquired Southern Water, a U.K. water company, for a total consideration of (Pounds)1,716.5 million which included a share issue of (Pounds)397.9 million (including 126.4 million shares). As part of the acquisition agreement, deferred contingent consideration of (Pounds)13.4 million was included and related to the election made by participants of the Southern Water Sharesave Scheme to be granted options over ScottishPower shares in place of options previously granted over Southern Water shares. The acquisition method of accounting was used and the goodwill arising on the acquisition was written off to reserves in the year to March 31, 1997 in accordance with the accounting policy adopted at that time. Southern Water contributed operating profit, before reorganization costs, of (Pounds)135.6 million in the eight months from the date of acquisition to March 31, 1997 and operating profit of (Pounds)240.7 million in the year ended March 31, 1998. Had the acquisition taken place on April 1, 1996, Southern Water would have contributed turnover of (Pounds)474.5 million, operating profit of (Pounds)200.0 million and profit after ordinary tax of (Pounds)139.3 million in the year to March 31, 1997. For the year to March 31, 1996, Southern Water recorded turnover of (Pounds)424.7 million, operating profit of (Pounds)170.6 million and profit on ordinary activities after tax of (Pounds)144.8 million. Had the acquisition taken place on April 1, 1996, the contribution to earnings per share from Southern Water's operations would have been 12.60p in the year to March 31, 1997 and 16.20p in the year to March 31, 1996.

      New U.S. accounting standards adopted

      Reporting Comprehensive Income
      FAS 130: Statement of Financial Accounting Standard 130, Reporting Comprehensive Income. This statement was issued in June 1997 and establishes standards for the reporting and display of comprehensive income and its components. FAS 130 is effective for fiscal years beginning after December 15, 1997. The standard requires financial statements provided for earlier periods to be reclassified.

      Segmental Information
      FAS 131: Statement of Financial Accounting Standard 131, Disclosures About Segments of an Enterprise and Related Information. This statement was issued in June 1997 and establishes standards for the reporting of information about operating segments in financial statements issued to shareholders. It also establishes standards for related disclosure of products and services, geographic areas, and major customers. The information set out in Note 1 and Note 14 to the financial statements reflects the requirements of FAS 131.

      Employers' Disclosures about Pensions
      FAS 132: Statement of Financial Accounting Standard 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits was issued in February 1998 and revises employers' disclosures about pensions. The information set out above reflects the requirements of FAS 132.

      Recent U.S. accounting pronouncements

      Accounting for Derivative Instruments and Hedging Activities
      FAS 133: Statement of Financial Accounting Standard 133, Accounting for Derivative Instruments and Hedging Activities has been issued and is effective for fiscal periods beginning after June 15, 2000 with earlier application permitted. This standard establishes accounting and reporting standards for derivative instruments and for hedging activities. Management is currently reviewing the standard to assess the impact on ScottishPower. Implementation of FAS 133 will result in financial instruments being included in the balance sheet and carried at fair market value, including hedging activities.

      Accounting for the Costs of Computer Software Developed or Obtained for Internal Use
      SOP 98-1: Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use was issued during January 1998 by the American Institute of Certified Public Accountants (AICPA). This becomes effective for all fiscal years beginning after December 15, 1998 and provides guidance on when costs incurred for internal use computer software are and are not capitalized. ScottishPower does not expect adoption of SOP 98-1 to have a material impact on ScottishPower's financial statements.

      Accounting for Contracts Involved in Energy Trading and Risk Management Activities
      In December 1998 the FASB Emerging Issues Task Force (EITF) reached a consensus on Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The guidance comes into effect for ScottishPower for the year ended March 31, 2000 and is expected to have minimal impact as the majority of ScottishPower's energy contracts fall outside the scope of this consensus.

      Accounting for Plant Decommissioning Costs
      The FASB is currently reviewing the utility industry's accounting treatment of certain plant decommissioning costs. In an exposure draft issued in February 1996, the FASB concluded that decommissioning costs should be accounted for as a liability at expected present value, with a corresponding asset in utility plant. The FASB expects to issue a new exposure draft in 1999 and ScottishPower will assess the impact at that time.

ScottishPower Form 20-F 1999                                                F-38

      Note 34 continued
      ------------------------------------------------------------------------

      Summary U.K. GAAP financial information

      Set out below is summary financial information on the group which has been extracted from ScottishPower's audited consolidated financial statements.

      ------------------------------------------------------------------------

                                                   Year       Year
                                                  ended      ended
                                              March 31,  March 31,
                                                   1999       1998
       Balance sheet data                     (Pounds)m  (Pounds)m
      -------------------------------------------------------------
       Total assets                             6,232.1    5,576.8
       Current assets                             792.0      785.6
       Non-current assets                       5,440.1    4,791.2
       Current liabilities                     (2,176.4)  (2,432.0)
       Shareholders' equity -
       Common stock, par value 50p per share      599.4      598.4
      -------------------------------------------------------------

F-39                                                ScottishPower Form 20-F 1999

      Principal Subsidiary Undertakings and Other Investments

                                                             Proportion
                                                              of shares
       Subsidiary undertakings        Class of share capital       held                                             Activity
      ----------------------------------------------------------------------------------------------------------------------
       Caledonian Gas Limited      Ordinary shares (Pounds)1       100%                                        Gas retailing
       CRE Energy Limited*         Ordinary shares (Pounds)1       100%                  Wind-powered electricity generation
       Demon Internet Limited*           Ordinary shares 10p       100%                            Internet service provider
       Domestic Appliance
       Insurance Limited* (Isle
       of Man)                     Ordinary shares (Pounds)1       100%                                            Insurance
       Genscot Limited*            Ordinary shares (Pounds)1       100%                               Holding of investments
       Lancastrian Holdings
       Limited*                    Ordinary shares (Pounds)1       100%                         Premium rate service company
       Manweb Energy
       Consultants Limited*        Ordinary shares (Pounds)1       100%                         Provision of energy services
       Manweb Gas Limited*         Ordinary shares (Pounds)1       100%                                        Gas retailing
       Manweb Generation
       Holdings Limited*           Ordinary shares (Pounds)1       100%                                      Holding company
       Manweb plc*                       Ordinary shares 50p       100%                         Regional electricity company
       Pinnacle Cellular
       Limited*                    Ordinary shares (Pounds)1       100%                    Specialist communication retailer
       Scotland On-Line
       Limited*                    Ordinary shares (Pounds)1        50%                            Internet service provider
       ScottishPower Inc
       (USA)**                                  Common stock       100%                               Holding of investments
       ScottishPower Insurance
       Limited* (Isle of Man)      Ordinary shares (Pounds)1       100%                                            Insurance
       ScottishPower
       Investments Limited (a)     Ordinary shares (Pounds)1       100%                               Holding of investments
       ScottishPower Leasing
       Limited*                    Ordinary shares (Pounds)1       100%                                      Leasing company
       ScottishPower NA1
       Limited                     Ordinary shares (Pounds)1       100%                               Holding of investments
       ScottishPower NA2
       Limited                     Ordinary shares (Pounds)1       100%                               Holding of investments
       ScottishPower
       Telecommunications
       Limited*                    Ordinary shares (Pounds)1       100%                                   Telecommunications
       ScottishPower
       Telecommunications
       (Services) Limited          Ordinary shares (Pounds)1        50%                            Mobile telecommunications
       Southern Water plc          Ordinary shares (Pounds)1       100%                                      Holding company
       Southern Water Services
       Finance plc*                Ordinary shares (Pounds)1       100%                                      Finance company
       Southern Water Services
       Limited*                    Ordinary shares (Pounds)1       100%                 Water supply and wastewater services
       Teledata (Holdings)
       Limited                     Ordinary shares (Pounds)1       100%                                   Telecommunications
       Telephone Information
       Services plc*               Ordinary shares (Pounds)1       100%                                   Telecommunications
       Telephone International
       Media Limited*              Ordinary shares (Pounds)1       100%                                   Telecommunications
       Watermark Games Limited*           Ordinary shares 1p       100%                                   Promotive printing

      ----------------------------------------------------------------------------------------------------------------------
      Fixed asset investments

      Joint ventures

       CeltPower Limited           Ordinary shares (Pounds)1        50%                  Wind-powered electricity generation
       Scottish Electricity
       Settlements Limited         Ordinary shares (Pounds)1        50%                     Scottish electricity settlements
       Shoreham Operations
       Company Limited             Ordinary shares (Pounds)1        50%                                  Management services
       South Coast Power
       Limited                     Ordinary shares (Pounds)1        50%                               Electricity generation

      Associated undertakings

       Coastal Wastewater
       Consultants Limited*        Ordinary shares (Pounds)1        50% Marine treatment, engineering design and consultancy
       Wind Resources Limited*     Ordinary shares (Pounds)1        45%                  Wind-powered electricity generation

      Other investments

       Folkestone & Dover Water
       Services Limited*           Ordinary shares (Pounds)1        25%                                         Water supply
                                 Preference shares (Pounds)1        22%
                                   Deferred shares (Pounds)1        12%
-----------------------------------------------------------------------------------------------------------------------------

      Notes

      *The investments in these companies are indirect holdings.

      **The common stock of ScottishPower Inc (USA) has no denomination.

      (a)The year end of ScottishPower Investments Limited is 28 February.

      The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The information above includes the subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affect the results or financial position of the group.

      All companies are incorporated in Great Britain, unless otherwise stated.

ScottishPower Form 20-F 1999                                                F-40

      Directors' Responsibilities for the Preparation of the Financial
      Statements

      The directors are required to prepare financial statements for each fiscal year which present fairly, in all material aspects, the consolidated financial position of the group at the fiscal year end and the consolidated results of operations and cash flows of the group for that period.

      The directors are also required to consider whether in preparing the financial statements for the fiscal years shown on pages F-1 to F-40, the group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. They also consider whether all accounting principles which they consider to be applicable have been followed and ascertain whether it is appropriate for the financial statements to be prepared on the going concern basis.

      The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy the financial position of the group and which enable them to ensure that the financial statements comply with the U.K. Companies Act 1985. They are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

      Report of the Independent Accountants
      To the board of directors and members of Scottish Power plc

      We have audited the consolidated balance sheets of Scottish Power plc as at March 31, 1999 and March 31, 1998 and the related consolidated statements of income, cash flows and changes in shareholders' funds for the years ended March 31, 1999, March 31, 1998 and March 31, 1997. These financial statements are the responsibility of the company's directors, as set out above. Our responsibility is to express an opinion on these financial statements based on our audits. Our examinations of these statements were made in accordance with auditing standards generally accepted in the United States and in the United Kingdom and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

      Opinion

      In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scottish Power plc as at March 31, 1999 and March 31, 1998 and the results of its operations and cash flows for the years ended March 31, 1999, March 31, 1998 and March 31, 1997 in conformity with accounting principles generally accepted in the United Kingdom.

      Accounting principles in the United Kingdom vary in certain specific respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected the determination of profit for the financial year and shareholders' funds as at and for the years ending March 31, 1999 and March 31, 1998 to the extent summarized in Note 34 to the financial statements.

      /s/pricewaterhouseCoopers
      PricewaterhouseCoopers
      Chartered Accountants and Registered Auditors
      Glasgow

      Date: July 15, 1999

F-41                                                ScottishPower Form 20-F 1999