Form 20-F
period 2000-03-31
SCOTTISH POWER PLC
filed 2000-09-28
CIK 1045513

______________________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2000 OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
________________

SCOTTISH POWER plc
(Exact name of Registrant as specified in its charter)

SCOTLAND
(Jurisdiction of incorporation or organization)

1 Atlantic Quay, Glasgow G2 8SP, Scotland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares of 50p each (“Ordinary Shares”) American Depositary Shares (“ADSs”) Each of which represents 4 Ordinary Shares	Name of each exchange on which registered New York Stock Exchange* New York Stock Exchange

_____
*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 50p each	1,847,585,937 shares (as of March 31, 2000)

Special rights non-voting redeemable preference share of £1	1 share (as of March 31, 2000)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

______________________________________________________________________________________________________________
PART I

Item 1.    Description of Business

               The information set forth under the headings “General” on page 10, “Mission and Values” on page 11, “Business Strategy” on page 11, “UK Businesses” on pages 12-19, “US Businesses –PacifiCorp” on pages 20-22, “Australian Electric Operations –Powercor” on page 23, “Other Operations” on pages 23-25, “UK Energy Business” on pages 26-27, “UK Electricity Business” on pages 27-32, “UK Gas Business” on page 32, “UK Water Business” on page 33, “Regulation of the Water Industry” on pages 33-35, “The Competition Act 1998” on page 35, “Utilities Bill” on page 35, “US Electricity Industry Regulation” on page 36, “US Business” on page 37 and “Environment” on pages 38-42 of the 1999-00 Annual Report and Accounts of Scottish Power plc (the “Company”) contained in the Company’s Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 2.    Description of Property

               The information set forth under the headings “Description of Property” on pages 44-47 and “ Research and Development” on page 24 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 3.    Legal Proceedings

               The information set forth under the heading “Litigation” on page 42 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 4.    Control of Registrant

               The information set forth under the headings “Corporate Governance” on pages 62-63, “Control of Company” on page 125 and “Substantial Shareholding” on page 125 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 5.    Nature of Trading Market

               The information set forth under the headings “Nature of Trading Market” on page 124, “Notes to the Group Profit and Loss Account” –Note 27 on page 100 and “Notes to the Company Balance Sheet” –Note 40 on page 119 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 6.    Exchange Controls and Other Limitations Affecting Security-Holders

               The information set forth under the heading “Exchange Controls and Other Limitations Affecting Security Holders” on page 126 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 7.    Taxation

               The information set forth under the heading “Taxation” on pages 126-129 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 8.    Selected Financial Data

               The information set forth under the headings “Five Year Summary” on page 122, “Exchange Rates” on page 125 and “Dividends” on pages 125-126 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 9.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

               The information set forth under the heading “Financial Review” on pages 48-59 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 9A.  Quantitative and Qualitative Disclosure About Market Risk

               The information set forth under the headings “Quantitative and Qualitative Disclosures About Market Risk” on pages 56-58, “Financial Instruments” on page 73 and “Notes to the Group Balance Sheet” –Note 22 on pages 93-98 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 10.  Directors and Officers of Registrant

               The information set forth under the headings “The Board of Directors” on pages 60-63 and “ Remuneration Report of the Directors” on pages 64-71 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 11.  Compensation of Directors and Officers

               The information set forth under the heading “Remuneration Report of the Board of Directors” on pages 64-71 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

               The information set forth under the headings “Remuneration Report of the Board of Directors –Share Option Schemes” on page 65, “Remuneration Report of the Board of Directors –Long-Term Incentive Plan” on page 65, “Remuneration Report of the Board of Directors –All-Employees Share Scheme” on pages 65-66, “ Remuneration Report of the Board of Directors –Directors’ Emoluments and Interests” on pages 67-70 and “Notes to the Group Balance Sheet” –Note 27 on pages 100-102 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

Item 13.  Interest of Management in Certain Transactions

               The information set forth under the heading “Remuneration Report of the Board of Directors –Interest of Management in Certain Transactions” on page 67 of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 is incorporated herein by reference.

PART II

Item 14.  Description of Securities to be Registered

               Not applicable.

PART III

Item 15.  Defaults upon Senior Securities

               None.

Item 16.  Changes in Securities and Changes in Security for Registered Securities

               A resolution has been passed at the Annual General Meeting of the Company held on July 28, 2000 that amends the Company’s Articles of Association in order to provide (to the extent reasonably possible) for the holders of the Company’s American Depositary Shares (the “ADSs”) to attend, vote and speak at general meetings. The amendment also provides for the declaration of a dollar denominated dividend at the same time as declaring the sterling dividend, to allow ADS holders to receive their dividend at the same time as the ordinary shareholders. A copy of the amended Articles of Association are filed herewith as Exhibit 1a.

PART IV

Item 17.  Financial Statements

                The Company has responded to Item 18 in lieu of this Item.

Item 18.  Financial Statements

                The following portions of the Company’s 1999-00 Annual Report and Accounts contained in its Report on Form 6-K dated July 5, 2000 on pages 71-121 are incorporated herein by reference and constitute the Company’s response to this Item:

                “Directors” Responsibility for the Accounts”
                “Accounting Policies and Definitions”
                “Group Profit and Loss Account”
                “Notes to the Group Profit and Loss Account”
                “Group Cash Flow Statement”
                “Notes to the Group Cash Flow Statement”
                “Group Balance Sheet”
                “Notes to the Group Balance Sheet”
                “Company Balance Sheet”
                “Notes to the Company Balance Sheet”
                “Principal Subsidiary Undertakings and Other Investments”
                “Report of the Auditors”.

Item 19.  Financial Statements and Exhibits

(A)          Financial Statements Filed as Part of this Annual Report

                See Item 18 above.

(B)          Exhibits Filed as Part of this Annual Report

               The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the information referred to above that is in the Company’s Report on Form 6-K that contains its 1999-00 Annual Report and Accounts which was filed on July 5, 2000. Pursuant to Rule 12b-23(a) of the Commission,

attached hereto as an exhibit is the information incorporated into this Report by reference to such Form 6-K Report of the Company.

               1a. Amended Memorandum and Articles of Association of Scottish Power plc.

               1b. Revised Public Electricity Supply License for Manweb plc, dated August 2000 including amendments and modifications thereto.

               1c. Second Supplemental Trust Deed dated December 8, 1999 related to ScottishPower’s $4 billion debt issuance program.

               1d. Revised Public Electricity Supply License for Scottish Power plc including amendments and modifications thereto.

               2. Instrument of Appointment (Operating License) dated September 5, 2000 by the Secretary of State for the Environment of Southern Water Services Limited as a water and sewerage undertaker under the Water Act of 1989 including amendments.

               The Company agrees to furnish to the Securities and Exchange Commission upon request by the Commission a list or diagram of its subsidiaries indicating as to each subsidiary named: (a) its country or other jurisdiction of incorporation or organization, (b) its relationship to the Company, and (c) the percentage of voting securities owned or other basis of control by its immediate parent, if any.

     Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc, Registrant By: /s/ David Nish Director
Dated September 28, 2000
EXHIBIT INDEX

Description	Sequentially numbered page

Information referred to above that is in the Company’s Report on Form 6-K that contains its 1999-00 Annual Report and Accounts which was filed on July 5, 2000

1a.	Amended Memorandum and Articles of Association of Scottish Power plc.

1b.	Revised Public Electricity Supply License for Manweb plc, dated August 2000 including amendments and modifications thereto.

1c.	Second Supplemental Trust Deed dated December 8, 1999 related to ScottishPower’s $4 billion debt issuance program.

1d.	Revised Public Electricity Supply License for Scottish Power plc including amendments and modifications thereto.

2.

Instrument of Appointment (Operating License) dated September 5, 2000 by the Secretary of State for the Environment of Southern Water Services Limited as a water and sewerage undertaker under the Water Act of 1989 including amendments.

Contents

Report of the Directors          Annual Accounts                          Investor Information
1    Financial Highlights             72   Accounting Policies and          124  Historical Share Prices
2    Chairman's Statement                  Definitions                      125  Exchange Rates
4    Chief Executive's Review         77   Group Profit and Loss Account    125  Dividends
10   Business Review                  79   Notes to the Group Profit and    126  Taxation
48   Financial Review                      Loss Account                     130  Financial Calendar
60   Board of Directors               84   Group Cash Flow Statement        131  Shareholder Services
62   Corporate Governance             85   Notes to the Group Cash Flow
64   Remuneration Report of the            Statement
     Directors                        88   Group Balance Sheet              132  Index
                                      89   Notes to the Group Balance       133  Glossary of Terms
                                           Sheet
                                      118  Company Balance Sheet
                                      119  Notes to the Company
                                           Balance Sheet
                                      120  Principal Subsidiary
                                           Undertakings and Other
                                           Investments
                                      121  Report of the Auditors
                                      122  Five Year Summary
                                      123  Glossary of Terms and US
                                           Equivalents
Cross Reference to Form 20-F

Item 1                                Item 7                                Item 14
Description of Business               Taxation                              Description of Securities
10   General                          126  Taxation                         to be Registered n/a
12   Generation
14   Power Systems                    Item 8                                Item 15
15   Customer Sales and Services      Selected Financial Data               Defaults on Senior Securities n/a
17   Southern Water                   122  Five Year Summary
19   Thus                             125  Exchange Rates                   Item 16
19   Other UK Businesses              125  Dividends                        Changes in Securities and Changes
20   PacifiCorp                                                             in Security for Registered
23   Powercor                         Item 9                                Securities
23   Other Operations                 Management's Discussion and           124  Investor Information
24   Employees                        Analysis of Financial Condition
                                      and Results of Operations             Item 17
Item 2                                48   Financial Review                 Financial Statements n/a
Description of Property
44   Generation Facilities            Item 9A                               Item 18
44   Transmission and                 Quantitative and Qualitative          Financial Statements
     Distribution                     Disclosures About Market Risk         71   Directors' Responsibilities
     Facilities                       56   Quantitative and Qualitative          for the Accounts
44   Water Supply and Wastewater           Disclosures About Market Risk    72   Accounting Policies and
     Treatment Facilities                                                        Definitions
45   Appliance Retailing Facilities   Item 10                               77   Group Profit and Loss
45   Non-operational Facilities       Directors and Officers                     Account
46   US Business Facilities           of Registrant                         79   Notes to the Group Profit
                                      60   Board of Directors                    and Loss Account
Item 3                                                                      84   Group Cash Flow Statement
Legal Proceedings                     Item 11                               85   Notes to the Group Cash Flow
42   Litigation                       Compensation of Directors                  Statement
                                      and Officers                          88   Group Balance Sheet
Item 4                                64   Remuneration Report of the       89   Notes to the Group Balance
Control of Registrant                      Directors                             Sheet
62   Corporate Governance                                                   118  Company Balance Sheet
125  Control of Company               Item 12                               119  Notes to the Company
                                      Options to Purchase Securities from        Balance Sheet
Item 5                                Registrant or Subsidiaries            120  Principal Subsidiary
Nature of Trading Market              67   Remuneration Report of the            Undertakings and Other
124  Nature of Trading Market              Directors                             Investments
                                      101  Share Capital                    121  Report of the Auditors
Item 6
Exchange Controls and Other                                                 Item 19
Limitations Affecting                 Item 13                               Financial Statements and
Security Holders                      Interest of Management in Certain     Exhibits n/a
126  Exchange Controls and Other      Transactions
     Limitations Affecting Security   67   Remuneration Report of the
     Holders                               Directors

BUSINESS REVIEW

[PHOTO]

Ian Russell
Deputy Chief Executive

      ScottishPower is a committed builder of businesses in electricity and utility–related markets, determined to deliver outstanding performance.

Description of Business

   General

      ScottishPower is a leading multi–utility business, which serves approximately seven million homes and businesses across the UK and northwest United States. The group's activities cover electricity generation, transmission, distribution and supply in both the UK and US, as well as gas supply, water and wastewater services, telecom-based services, Internet services and appliance retailing in the UK, and mining in the US. ScottishPower and its subsidiaries comprise one of the 12 largest electricity groups in the world, with a market capitalisation of £9 billion. ScottishPower is listed on both the London and New York Stock Exchanges and had a turnover in 1999–00 of £4.1 billion.

      Since its creation upon privatisation in 1991, ScottishPower has grown rapidly, via a combination of organic growth within the UK electricity, gas and telecom markets, and key acquisitions in the electricity and water sectors. This growth extended into the United States, following the merger with US electric utility PacifiCorp.

[GRAPHIC]

[GRAPHIC]

Mission and Values

          ScottishPower’s mission is to be a committed builder of businesses, in electricity and utility-related markets, determined to deliver outstanding performance. This is achieved by following five values that support every company activity:

Well-earned customer loyalty

ScottishPower believes customers are at the heart of what they do. New developments and technology are part of reducing costs and providing the best possible service.

Enhanced shareholder value

ScottishPower is committed to delivering value for shareholders through investing to build its businesses, while delivering growing dividends.

Positive working environment

ScottishPower seeks to provide a positive working environment which inspires employees to fulfil their potential and maximise their contribution.

Trust of communities

ScottishPower wishes to earn the trust and respect of communities through recognising and responding to the needs of both the local and wider environment.

Teamwork and leadership

ScottishPower recruits and retains the best people, offering everyone opportunities to realise their potential. This is achieved through working together to a clear and common purpose.

Business Strategy

          ScottishPower’s business strategy is based upon the directors’ belief that successful utility companies are those which offer their customers a range of high quality, competitively priced utility and related services.

          ScottishPower’s significant growth has been as a ’first mover’ in utility markets. In 1995, ScottishPower completed the first UK electricity to electricity acquisition when it purchased the regional electricity company, Manweb. In 1996, ScottishPower completed the first electricity to water acquisition when it purchased Southern Water. In 1998, ScottishPower completed the first electricity to Internet acquisition when it purchased Demon Internet. When electricity competition at the residential level started in 1998, ScottishPower was the one of the first companies to enter. In 1999, ScottishPower completed the first UK to US electricity transaction when it completed the merger with PacifiCorp. In 1999, ScottishPower also successfully floated a minority share in Thus, formerly ScottishTelecom, its telecom and Internet business.

          Improving the efficiency of the group’s businesses through a programme of cost reductions is a key part of ScottishPower’s operating strategy.

          In the UK businesses, the cost base has been significantly reduced through a process of benchmarking operations against other major companies around the world, both within and outside the utility sector. This process will be utilised during the restructuring of the PacifiCorp business.

          ScottishPower intends to build future business in the UK by selectively growing its asset and customer base by providing energy and utility-related services. The partial flotation of Thus will enable ScottishPower to benefit from the growth in the telecom and Internet services market. In the US, ScottishPower will reshape the PacifiCorp core business and develop its assets in order to establish a platform from which to grow in the American market.

Business Review - UK Businesses

UK Businesses

Generation

          The group’s Generation business (“Generation”) operates ScottishPower’s generating stations and deals in the wholesale trading of electricity, coordinating the latter operations with the wholesale gas trading activities of the United Kingdom Power Operations’ Gas business. The business objective is to create competitive advantage for ScottishPower by optimising the energy chain.

Generation Portfolio

          ScottishPower’s owned generation capacity comprises coal, gas, hydro and wind power and has available more than 3,500 MW, see “Description of Property” (page 44), after taking into account the impact of contractual obligations to supply Scottish & Southern with a proportion of its coal-fired capacity. In addition to its own capacity, ScottishPower also has access to nuclear energy, from British Energy, and gas-fired, oil-fired and hydro power from Scottish & Southern under contracts established in connection with the restructuring of the UK electricity industry in 1990 and 1991. Additional information concerning the group’s generating capacity available under contract is set out in Table 1.

          These resources combine to give ScottishPower a flexible fuel portfolio and result in total available capacity of some 6,400 MW. ScottishPower’s available capacity in Scotland is significantly greater than the demand it is required to meet.

          Construction of a 400 MW CCGT station near Brighton is well underway and the station is on course for commercial operation for winter 2000. The project is a joint venture, in which ScottishPower has a 50% economic and voting interest, with CSW International, Inc., the US parent company of SEEBOARD.

          Investment continues in ScottishPower’s Longannet and Cockenzie power stations and the first stage of a major new cost savings and business improvement initiative has been completed. The next stage will involve consolidation of improvements through the use of key performance indicators and further benchmarking. Acquisition of additional generation capacity is kept under consideration.

          The development of Hatfield Moors as a gas storage site was completed during the winter of 1999. Extensive use of it was made during the latter part of the winter to meet the peak demands of some 450,000 customers as well as exploiting sales opportunities when market prices rose to high levels in February and March 2000.

Station Performance

          The goal of the Generation business is to achieve best practice in terms of generation performance and costs, while at the same time maintaining the flexibility to optimise energy trading.

          The Generation business has undertaken extensive benchmarking of all its activities against an international peer group, and has undertaken programmes to implement its findings. However, it is the intention of the business to drive costs down further through continued reductions in fixed

Table 1—Sources of Generating Capacity and Output Available Under Contract as at 31 March 2000

	Note	Numbers of Generating Set and/or Installed Capacity MW	Net Output Capacity MW	Maximum Capacity Available MW
Nuclear:
Torness	1	2 x 660	1,260	944
Hunterston B	1	2 x 660	1,220	914
Total Nuclear				1,858
Dual Oil and Gas Fired:
Peterhead	2	2 x 660	1,284	642
Gas Turbine:
Peterhead	3	2 x 120	232	116
Conventional Hydro:
Scottish & Southern	4			200

Total			3,996	2,816

1
The NEA entitles ScottishPower and Scottish & Southern to 74.9% and 25.1%, respectively, of the electricity generated from British Energy’s Hunterston B and Torness nuclear generating stations. Except in limited circumstances, the NEA obliges ScottishPower and Scottish & Southern to pay for all the electricity declared by British Energy to be available from such nuclear stations, whether or not they take such electricity.

2
Following the end of the Miller Gas Plateau, ScottishPower is entitled to 50% of the net output capacity of Scottish & Southern’s Peterhead station (or such lesser part of that capacity as Scottish & Southern declares to be available to ScottishPower on any day).

3
The gas turbines installed at Peterhead are primarily for use during an outage on one of the main units at the station to enable the consumption of the gas delivered from the Miller gas field. The use of the gas turbines at these times is subject to agreement with Scottish & Southern.

4
The Hydro Agreement entitles ScottishPower to 400 GWh of electricity from Scottish & Southern’s conventional hydro generating capacity during each contract year (although this amount may be reduced during periods of unusually low rainfall or unusually low run-off) and requires ScottishPower to pay for that amount of electricity, irrespective of how much electricity it actually takes.

costs, plus improved engineering and operational efficiencies and enhanced environmental performance. The group has a detailed engineering strategy to upgrade its existing coal stations. Furthermore, management believes that, as a result of its ongoing maintenance programme, ScottishPower’s portfolio of power stations is in a condition to support current and expected generation output.

Fuel Strategy and Sourcing

          ScottishPower’s fuel purchasing strategy is based upon the objective of achieving competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the fuel portfolio are coal, gas and oil.

          Coal — ScottishPower currently purchases the majority of its coal from Scottish suppliers under long-term contracts, with the principal supplier being The Scottish Coal (Deep Mine) Limited. These purchase commitments secure the major part of ScottishPower’s coal requirements from local sources. The balance of requirements were sourced during 1999-00 undershort-term competitive tenders, taking advantage of market conditions.

          Gas — ScottishPower purchases gas to meet the needs of the group’s generation and supply businesses .

          The group’s gas purchasing strategy is based upon a combination of long, medium and short-term contracts. In accordance with this strategy, the group has agreed contracts directly with gas producers for the supply of gas on a non- interruptible basis. The group has two long-term contracts (with terms of, respectively, 10 and 15 years from 1994) for supply from major gas fields. In addition, ScottishPower is party to agreements which require Scottish & Southern to purchase and accept delivery of gas at Peterhead power station from the Miller gas field. These agreements continue in force until the reserves of the field have been fully depleted.

          Oil — From time to time, ScottishPower purchases heavy fuel oil on the international spot market when favourable prices are available. Heavy fuel oil is therefore an opportunity purchase rather than a firm fuel source.

Generation Sales

          Generation sales totalled 31,635G Wh in 1999-00. Approximately 20,830 GWh were attributable to ScottishPower’ s energy business, with the remaining 10,805 GWh either being sold to other suppliers or exported via the interconnector to the Pool in England & Wales.

          The average utilisation of ScottishPower’s two largest coal-fired stations, Longannet and Cockenzie, in 1999-00 was approximately 50.1% and 23.8%, respectively. It is expected that this utilisation will increase as the capacity of the interconnector is progressively expanded, enabling ScottishPower to trade greater quantities of electricity in England & Wales.

The Interconnector in England & Wales

          ScottishPower has the ability to sell, or purchase electricity through, the Pool in England & Wales via the interconnector which is shared by Scottish & Southern and British Nuclear Fuels Limited (“BNFL”) under formal agreement. See “Structure of the Electricity Industry in the United Kingdom-Electricity Industry Structure in England and Wales” (page 27) for a general discussion of the Pool. The current maximum capacity of the interconnector is 1,950 MW with an average capacity in 1999-00 of 1,392 MW. As ScottishPower produces electricity for significant periods of the year at a cost that is below the price at which the Pool purchases electricity, ScottishPower is able to take advantage of the prices at which electricity is purchased and sold by the Pool.

          An agreement has been made with the NGC and Scottish & Southern to upgrade the maximum capacity of the interconnector to 2,200 MW. Planning approval has now been granted by HM Government for the reinforcement necessary in England & Wales to give full effect to the upgrade. ScottishPower’s completion of work on the upgrade of the Scotland-England transmission link to 2,200 MW is currently scheduled for winter 2001. ScottishPower’s generation business will provide 75% of the capital cost of the upgrade and Scottish & Southern the other 25%. Pursuant to an agreement with Scottish & Southern, ScottishPower has the contractual right to 54% of the pre-upgrade capacity and up to 75% of the additional upgrade capacity of the interconnector.

          ScottishPower’s licence only entitles it to reserve capacity to itself with the consent of the DGES, and obliges it to offer to enter into an agreement with a third party applicant for use of the interconnector.

          Following an application from BNFL for interconnector capacity to allow it to continue to export to the Pool from its Chapelcross power station in south west Scotland, the DGES determined, in December 1998, that ScottishPower should make available to BNFL 196 MW from its share of the interconnector capacity, for the period from 1 January 1999 to 31 March 2002. At the same time the DGES declined to approve a reservation of any interconnector capacity for ScottishPower’s own generation business.

          Subsequently, in April 1999, ScottishPower’s generation business made a further application for a reservation to itself of 75% of the additional interconnector upgrade capacity. In April 2000, the DGES issued a proposed determination in relation to this application, which again declines to reserve any of the additional upgrade capacity to ScottishPower’s generation business. ScottishPower will be making a robust response to this draft determination.

           As already mentioned, the DGES will be reviewing the arrangements for access to the interconnector during 2000, as part of a wider review of the wholesale trading arrangements in Scotland. This review will consider alternative approaches to providing access to the interconnector, such as capacity auctions, in order to promote competition in Scotland and in England & Wales, and to ensure compliance and consistency with the EU Directive on electricity market liberalisation. ScottishPower broadly supports such reform, so long as it forms part of a package which addresses all aspects of the present Scottish wholesale market.

Trading with Northern Ireland Electricity

          ScottishPower has entered into an agreement with Northern Ireland Electricity (“NIE”), a subsidiary of Viridian Group plc, for the construction of a Scottish-Northern Irish interconnector with a transfer capability of 250 MW; and an agreement for the supply by ScottishPower of around 1,095 GWh of electricity per year over a period of 70 months from the date of commissioning. These agreements amend and restate agreements originally entered into in 1994. Once completed, the Northern Irish and marine sections of the Scottish-Northern Irish interconnector will be owned by NIE, and the section from the Scottish converter station will be owned by ScottishPower. NIE will provide the full capital cost of this interconnector. It is anticipated that the Scottish-Northern Irish interconnector will commence commercial operation in winter 2001.

          Discussions are underway regarding an increase in the transfer capability above 250 MW.

Power Systems

          ScottishPower owns and manages a substantial electricity network, comprising both the distribution system to customers in its two authorised areas and, in Scotland, its high voltage transmission system (132 kV and above). The latter includes all the assets of the England-Scotland interconnector which are in its Scottish authorised area. The main function of the Power Systems business (“Power Systems”) is to develop and maintain an efficient, co-ordinated and economical network, including high voltage connections to England to facilitate competition in generation and supply, and to operate and develop the distribution system to approved standards of safety and reliability. Within Power Systems, the focus continues to be on reducing costs and improving service. Its principal business activities involve the provision of new connections, construction and refurbishment of the system, maintenance and fault repair, setting tariffs and collecting revenues for the use of its authorised networks. Power Systems continues to focus strongly on the efficient delivery of electricity to customers in its service areas via its overhead and underground network. Investment in the business has included significant upgrade and refurbishment of the transmission and distribution systems.

          Power Systems has a distribution/transmission network which extends to approximately 115,000 km, with 65,000 km of underground cables and some 50,000 km of overhead lines. Table 2 shows key information with respect to the group’s transmission and distribution services in 1999-00.

          ScottishPower and Manweb each hold a Public Electricity Supplier (“PES”) licence allowing each company to undertake electricity distribution activities within its authorised area. The income derived from the distribution business is dependent on changes in the demand for electricity by customers in the home area. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by customers, weather conditions and energy efficiency measures. Tables 3 and 4 set out, by customer type, the levels of electricity distributed in GWh over ScottishPower and Manweb’s distribution systems during the five most recent financial years.

          The group is committed to providing its customers with an electricity supply which is safe and reliable. Both ScottishPower and Manweb operate networks to provide supplies within the guidelines for reliable electricity supplies set forth in the European Standard EN50160 entitled “Voltage Characteristics of Electricity Supplied by Public Distribution Systems”.

           In order better to meet the regulatory determinations on the Transmission and Distribution price controls, Power Systems has undertaken major programmes to restructure radically the operations of the business by adopting the Asset Manager/Service Provider concept.

Table 2—Power Systems Key Information 1999-00

	ScottishPower	Manweb	Total
Franchise area	22,950 km2	12,200 km2	35,150 km2
Number of employees	2,689	1,725	4,414
System maximum demand	4,323 MW	3,016 MW	7,339 MW
Primary substations	448	611	1,059
Secondary substations	40,350	41,167	81,517
Ground mounted	16,484	9,712	26,196
Pole mounted	23,866	31,455	55,321
Transmission network (km)
Underground	247	—	247
Overhead	3,851	—	3,851
Distribution network (km)
Underground	40,337	23,974	64,311
Overhead	24,448	21,447	45,895

Table 3—Total Units Distributed in ScottishPower’s Service Area (GWh)

Year	Residential	%	Commercial	%	Industrial	%	Other	%	Total
1995-96	8,076	38.1	5,558	26.3	6,765	31.9	782	3.7	21,181
1996-97	8,194	37.8	5,758	26.6	6,983	32.2	751	3.4	21,686
1997-98	8,048	37.1	5,809	26.8	7,103	32.7	752	3.4	21,712
1998-99	8,345	37.3	6,041	27.0	7,217	32.3	765	3.4	22,368
1999-00	8,385	37.5	5,983	26.7	7,218	32.2	795	3.6	22,381

Table 4—Total Units Distributed in Manweb’s Service Area (GWh)
Year	Residential	%	Commercial	%	Industrial	%	Other	%	Total
1995-96	4,889	26.4	3,520	19.0	9,689	52.3	421	2.3	18,519
1996-97	4,930	26.8	3,594	19.5	9,476	51.4	417	2.3	18,417
1997-98	4,916	26.5	3,640	19.7	9,536	51.5	430	2.3	18,522
1998-99	5,037	29.1	3,852	22.2	8,018	46.3	417	2.4	17,324
1999-00	5,204	30.3	3,998	23.3	7,549	43.9	430	2.5	17,181

          This model is based on managing ‘whole’ processes rather than the traditional divisions of business units in utilities. The Asset Manager will focus on effective investment planning to underwrite the regulated assets of the business and delivery of efficient management of “Business Support”, while the service providers will focus on efficient and effective delivery under market conditions.

          The model will deliver value from the removal of duplication, extraction of synergies, improved line efficiency and increased commercial focus. The relocation of the Power Systems main office was completed in January 2000 as part of this process.

Customer Sales and Services

          The group’s Customer Sales and Services business (“CSS”) is responsible for the sales and marketing of electricity, gas and related products to customers throughout the UK. CSS comprises four key business units which reflect the increasingly divergent external environment within which ScottishPower’s customer facing business operate.

•	Energy Supply and Appliance Retailing;
•	Electricity Trading;
•	Metering; and
•	e-business.

          The CSS strategy is to continue to defend and grow our existing energy base while releasing more value from the home through an extended range of products and services all underpinned by high-quality, low-cost service. New technology will be the cornerstone of an integrated channel strategy, to market ScottishPower nationally as a strong and trusted brand. In addition, the group will continue to meet the electricity supply and service obligations of ScottishPower and Manweb under their respective PES licences.

Energy Supply

          The group is currently the second largest energy supplier in the UK.

Electricity Markets

          Energy Supply purchases electricity from a range of sources, including the group’s Generation business, for sale to customers both within its home areas and outside them. Until September 1998, only public electricity suppliers were entitled to supply customers in their franchise areas (now home areas) with demand less than 100 kW. From September 1998 to May 1999, the home areas of all public electricity suppliers were opened to competition on a phased basis, with the result that electricity suppliers holding second-tier licences, including ScottishPower and Manweb, are able to supply electricity to all customers in the home area of a public electricity supplier. Large industrial or commercial customers with demand above that threshold have been and continue to be able to seek supply from other electricity suppliers holding a second-tier licence. ScottishPower and Manweb’s respective home areas were opened to competition in three phases, commencing in September 1998 and running through to February 1999.

          Since September 1998, the strategic focus of the Energy Supply business has been defence of its existing markets, particularly residential and small business customers in the ScottishPower and Manweb areas, while exploiting the opportunity to expand its customer base outside these regional boundaries.

          As at 31 March 2000, the Energy Supply business had retained 88% of residential customers in the ScottishPower area and 85% in Manweb. The business had also signed up 238,000 electricity customers outside those home areas. In total, Energy Supply has over three million electricity customers in Great Britain.

          In the highly competitive industrial and commercial energy market, the group has sought to defend market share and has retained 75% of these volumes in the ScottishPower area. In Manweb, which comprises some of the largest industrial electricity users in the country, the group has retained a 21% share of these volumes.

Gas Markets

          The group has a growing gas supply business. The residential gas supply market has been fully competitive since May 1998.

          Energy Supply has firmly established itself as one of the leading challengers to Centrica (British Gas Trading) in this market, having acquired a total of 700,000 customers. In the business market, the focus has been to renew only profitable business while pursuing a prudent growth strategy.

Appliance Retailing

          The Appliance Retailing business sells products through a chain of 183 outlets throughout the UK. In addition to retail sales, the business provides in-home servicing and repair facilities, and delivery and connection of appliances.

          Under a new management team and after rebranding all superstores in England and Wales as ‘ScottishPower’ , the Appliance Retailing business has achieved a 78% increase in operating profit for the year ended 31 March 2000, compared with 1998-99. Like-for-like sales growth in excess of 6% was achieved for the same period.

          The business has continued to drive for market share by incrementally increasing the overall sales space and product range. It now has 5% of the UK white goods market and 4% of the UK brown goods market. Plans are in place for a further 14 superstore openings in 2000-01.

Customer Service

          ScottishPower has taken steps to improve all aspects of its customer service within the energy businesses in response to competition in the energy supply market, and intends to continue to treat improving customer service as a priority. The businesses’ customer service Guaranteed Standards were maintained in the year ended 31 March 2000 at the high level set in the previous year, with over 99.99% of all electricity services provided currently matching or exceeding regulatory standards.

          All service requirements in Scotland are met by a customer service call-centre, employing modern communications and information technology, and offering a comprehensive service to customers, including 24-hour faults and emergency support. In Manweb’s home area the group has focused its activities on improving customer service through the provision of two regional call-centres and a business call-centre. The group has also established a gas call-centre in Warrington servicing residential and small business customers.

          The performance of ScottishPower and Manweb in the area of Guaranteed Standards failures over the last five years as reported to Ofgem is shown on Charts 1 and 2.

Chart 1—Scottish Power Guaranteed Standards failures

[GRAPH]

95-96	145
96-97	150
97-98	117
98-99	89
99-00	45

          Residential gas suppliers faced increases in complaints during the period of market liberalisation. ScottishPower received 3,092 Ofgem and Gas Consumer Council complaints during 1999-00, which equates to 0.8% of the customers signed during the year.

Electricity Trading

          Electricity trading, within the Energy Trading Centre, secures competitive advantage for the group through trading and optimising its position across the electricity value chain and continuously evaluating and managing risk exposure. The risks identified in electricity trading generally relate to price volatility arising in the Pool market in England & Wales and the group’s exposure as a generator (seller) and as a supplier (purchaser) of electricity which can (and does) vary over time. Such exposure can be managed through trading in contracts for differences with willing parties such as other generators, suppliers or intermediaries. From 31 October 2000, new electricity trading arrangements will be introduced in England & Wales. This move from the compulsory Pool trading system to a bilateral market is expected to result in a more proactive approach to trading.

           New trading arrangements are also proposed for Scotland to enable generators and suppliers to trade with their counterparts in England & Wales and increase competition on a cross-border basis. This should reduce the differences between the two markets and lead to a more liquid market throughout Great Britain.

Metering

          The Metering business is a key interface in delivering high-quality customer service. Reflecting its importance in the delivery of customer service, and to position the business going forward, ScottishPower has transferred metering activities from Power Systems to Customer Sales and Services. With the introduction of competition, Metering was established as a standalone business on 1 April 2000.

          Metering is characterised by a large regional field force, working from home, and it carries out most of ScottishPower’s data management activities

Chart 2 — Manweb Guaranteed Standards failures

[GRAPH]

95-96	940
96-97	81
97-98	69
98-99	40
99-00	08

from meter installation through to data collection for our electricity, gas and water customers.

          As the competitive market evolves the business will look to retain market share, while exploiting opportunities to grow its multi-utility data management activities across the UK.

e-business

          On 11 January 2000, ScottishPower announced the intention to create a joint venture company with The Royal Bank of Scotland offering a range of products and services to their combined customer base of some 16 million in the residential and small business markets. A jointly funded project team has developed two brands, one aimed at consumers, providing personalised financial, utility and lifestyle solutions for homes and families, while the other will provide small businesses with access to a range of tools, information and services to help trade on the Internet, manage key information and access specially negotiated deals with suppliers.

          The Internet will be used as the preferred channel to market these services, traditionally sold separately, in one convenient package. The business is expected to be operational during summer 2000.

Southern Water

Region

          The region in which Southern Water operates occupies an area of approximately 10,450 km2 in the counties of Kent, East and West Sussex, Hampshire and the Isle of Wight, and small parts of Wiltshire, Berkshire and Surrey. The region’s coastline stretches 1,250 km from Swanscombe on the Thames Estuary to just beyond the Solent at Barton on Sea, including the Isle of Wight. The region has an estimated population of approximately 4.4 million. The portion of the region to which Southern Water supplies water covers a total area of some 4,450 km2, contains approximately 1.0 million premises and has a resident population of some 2.2 million people. Local water companies supply the rest of the region’s water requirements. Southern Water provides wastewater services to virtually all of the region, collecting sewage from around 1.7 million premises.

          Table 5 sets forth key information with respect to Southern Water’s activities in 1999-00.

Water Supply Business

          Southern Water supplies, on average, 588 million litres of water per day, which is distributed through 13,262 km of water main. Southern Water’s 104 water treatment works treat water from 132 water sources in the region with 70% of water supplied coming from underground sources. Water is pumped through the water mains by 413 pumping stations. Southern Water is also responsible for the operation and maintenance of four impounding reservoirs which have a total storage capacity of 42,390 million litres.

          The volume of water put into supply exhibits a pronounced seasonal variation between summer and winter. Typically, the peak seven-day demand in the summer is up to 40% higher than the annual average, and stems from increased residential usage and the influx of tourists to resort towns along the south coast and on the Isle of Wight.

          The bulk of Southern Water’s underground sources are located in chalk, with a small number of abstractions being made from sandstone aquifers. The water is of high quality and receives various forms of treatment appropriate to each source. These provide reductions in the level of pesticides, iron and manganese; the reduction of plumbosolvency; and in all cases protection against bacteria throughout the distribution system to the point of use at the customers’ taps by a residual level of chlorine. A single source has treatment to reduce the amount of nitrates, which is elsewhere kept within acceptable limits by blending output from various sources where necessary.

          The smaller proportion of water from rivers and reservoirs has a more complex form of treatment. In addition to the processes used for underground supplies, clarification and filtration processes provide a similar high quality drinking water.

Table 5—Southern Water Key Information 1999-00

Southern Water
Franchise area	10,450 km2
Water supply services	1 million premises
2.2 million people
Water supply	588 million litres per day
Water main	13,262 km
Reservoir storage capacity	42,390 million litres
Wastewater treatment works	393
Wastewater treatment services	1.7 million premises
4.4 million people
Wastewater treated	1,400 million litres per day
Capital expenditure 1999-00	£353 million

Again, in all cases disinfection is maintained by a residual level of chlorine.

          Southern Water has 13,262 km of water main. In order to minimise the loss of water through leakage, a leakage control initiative was introduced following privatisation in 1989 and has reduced water loss by 144 million litres per day. Since privatisation, Southern Water has had one of the best records with respect to water supply leakage among the Water and Sewerage Companies (“WaSCs”). Losses through leaks in its distribution system stood at 11.2% in 1998-99, compared to 26% just before the time of privatisation, with a target to achieve 10.8% by 2000-01.

          Southern Water monitors water quality through a programme in which samples are analysed regularly for both microbiological and chemical parameters. In 1999, 99.81% of water sampled passed the EU performance criteria.

Wastewater Business

          Southern Water has 393 wastewater treatment works (“WTWs”), which treat sewage pumped through 20,728 km of sewer by 1,975 pumping stations. WTWs provide various treatment types as follows: primary, enhanced primary, secondary biological and tertiary. In addition, as part of the treatment process to meet current bathing water standards, Southern Water has 24 marine treatment works and 28 long sea outfalls around the coastline of its region.

          Under the Water Resources Act 1991, WTWs are granted consent by the Environment Agency (the “EA”) to discharge sewage effluent to controlled waters. The conditions attached to each consent can cover quality, quantity and operational parameters as laid down in the “Standard Clauses” of the Discharge Consents Manual issued by the EA. The basis of the EA’s policy is to maintain and improve water quality and the aquatic environment.

          In addition to the residential population, the businesses in Southern Water’s region discharge industrial effluent having the equivalent strength of an additional population of about 486,000.

          The disposal of sludge produced by WTWs is strictly controlled. Disposal to landfill is becoming restricted due to the lack of available local sites. In addition, all sludge disposed in this way is subject to a Landfill Tax. Disposal at sea ceased by December 1998. It is intended that the majority of the sludge produced at Southern Water’s WTWs will be further processed to produce a soil conditioner which can be recycled and sold to the agricultural industry and that any remaining amount will be incinerated. The recycling of treated sludge to agricultural land is controlled by an EU directive while incineration is controlled by licences issued by the EA. The sludge produced by Southern Water’s WTWs amounts to 77,500 tonnes of dry solids per year.

          In the 2000 bathing season, under the EU Bathing Water Directive, the EA is testing 79 beaches in the Southern Water region. Under the directive, the EA takes at least 20 samples during the bathing water season (1 May to 30 September) at each identified bathing beach and compliance is assessed on the basis of tests for bacteria. Additional tests are carried out for 19 physicochemical parameters in addition to the bacterial test and on two occasions during each season the bathing water is tested for the presence or absence of enteroviruses. Results may be published and posted by district councils on the beaches concerned. In the 1999 bathing season, only 5 beaches out of 79 failed the compliance tests. Capital schemes are in progress to reduce the likelihood of failures in future years.

Investment Programme

          In common with other WaSCs, Southern Water is to manage a substantial investment programme for the period 2000 to 2005, estimated to be of some £1.1 billion. This programme is largely driven by the EU Bathing Water Directive, the Urban Waste Water Treatment Directive (“UWWTD”), a sludge strategy to deal with cessation of disposal at sea, the increase in the volume of sludge due to the UWWTD, and the expectation of more stringent environmental constraints relating to sludge disposal on land.

          The programme is dominated by completing the construction of 13 coastal WTWs as required by the EU Directives. There is also a substantial programme of improvements to a larger number of small inland wastewater treatment works. In addition, there are required regulations set by OFWAT, the Drinking Water Inspectorate and the EA to maintain and improve the security and quality of service provided.

          These outputs include projects to address:

— above and below ground asset maintenance;
— water resources and security of water supply;
— reduced leakage and improved water pressure;
— drinking water quality;
— removal of flooding risk; and
— avoidance of storm overflows on combined sewers.

           Southern Water was granted implicit funding in the price determination, settled in 1999, via an allowed annual rate of return on the OFWAT estimate of investment of £1.1 billion. Southern Water’s investment programme has therefore essentially been ‘funded’ up front. A key aspect of the group’s business strategy is to seek to deliver all of the required regulatory outputs of the capital programme as efficiently as possible.

Thus

          ScottishPower sold a minority (49.9%) stake in Thus, formerly Scottish Telecom, which was floated on the London Stock Exchange in November 1999.

          Thus remains a key partner in ScottishPower’s activities. Prior to its flotation, the company restructured into three complementary areas of focus: Internet and interactive services; data and telecommunications; and call centres targeting the UK-wide business market. Its services target some of the fastest growing areas within the telecommunications industry, including Internet access, web hosting and e-commerce enabling solutions.

          Thus is on track to achieve the fastest ever UK network roll out. This year, it expanded its fibre optic network by 40% to over 5,200 km. It also built presence and launched service in a further five cities, adding to its existing network in Scotland and London. The network makes use of two key new technologies. The first significantly increases the capacity of the fibre optic network and the second provides the ability to transmit voice, video and data using Internet Protocol over a single, integrated network platform at multiple and guaranteed levels of service.

          The company, whose operations include the Demon Internet and Scotland On-Line brands, had more than 200,000 paying dial-up Internet customers at the year end. It was independently recognised as the UK’s largest host of websites, with almost 15,500 commercial web hosting customers.

          Thus will launch the next generation of Internet Protocol-based transmission services later this year and is also a key player in emerging access technologies such as high capacity Asymmetric Digital Subscriber Line (ADSL) service and Internet to mobile phone Wireless Application Protocol (WAP) services.

Other UK Businesses

Contracting Services

          In 1999, following an extensive business review, the directors decided to dispose of the group’s Contracting Services business.

          Discussions with potential purchasers are ongoing. An announcement on the future of the business is expected in the summer.

Technology

          In 1999, following an extensive business review, the directors decided to dispose of the group’s Technology business.

          Discussions with potential purchasers are ongoing. An announcement on the future of the business is expected in the summer.

Information Systems

          In 2000, the directors decided to undertake a joint venture between the group’s Information Systems Division and SAIC, a leading US computer services group. The 50-50 joint venture, called Calanais, will significantly reduce ScottishPower’s Information Technology expenditure. In addition it will exploit the growing demand for IT expertise in the rapidly changing global utilities sector by seeking to develop external IT service business. It will also market expertise in business change and Internet enabling strategy aimed specifically at the utility sector.

US Business—PacifiCorp

The Organisation

          PacifiCorp is an electricity company in the United States and Australia. In the United States, PacifiCorp conducts its retail electric utility business as Pacific Power and Utah Power, and engages in power production and sales on a wholesale basis under the name PacifiCorp. PacifiCorp Group Holdings Company (“Holdings”), a wholly owned subsidiary of PacifiCorp, holds the stock of subsidiaries conducting businesses not regulated as domestic electric utilities. Holdings indirectly owns 100% of Powercor, the largest of the five electric distribution companies in Victoria, Australia.

US Domestic Electric Operations

          Pacific Power and Utah Power provide electric service within their respective service territories. Power production, wholesale sales, fuel supply and administrative functions are managed on a co-ordinated basis.

Transition Plan

          When the merger with PacifiCorp was completed, ScottishPower put in place a combined team of ScottishPower and PacifiCorp managers which undertook a detailed appraisal of the activities and processes of PacifiCorp and produced a Transition Plan which was published on 4 May 2000. Some 200 initiatives or changes have been identified which are expected to deliver, by the end of 2004, annual cost savings (from 1998 levels) of $300 million (£190 million) in operating expenses and $250 million (£156 million) in capital expenditure. In addition, the company intends to invest some $150 million (£94 million) over the same period in training and new technology. PacifiCorp expects to reduce its work force company-wide by approximately 1,600 over the period, mainly through early retirement, voluntary severance and attrition.

          ScottishPower is determined to transform PacifiCorp into one of the 10 most efficient US investor-owned utilities by 2004. The Transition Plan will deliver improved services for customers, increased investment in communities and enhanced value for shareholders.

          A new management structure has also been established with key appointments from ScottishPower, PacifiCorp and also from well-known US companies.

Presentation of Financial Information on PacifiCorp

          Financial information on PacifiCorp included within the Business Review below is presented in US dollars and UK sterling based on an exchange rate of $1.60 to £1.00, being the closing rate on 31 March 2000.

Service Area

          PacifiCorp serves approximately 1.5 million retail customers in service territories aggregating about 135,800 square miles in portions of six western states: Utah, Oregon, Wyoming, Washington, Idaho, and California. PacifiCorp’s service area contains diversified industrial and agricultural economies. Principal industrial customers include oil and gas extraction, lumber and wood products, paper and allied products, chemicals, primary metals, mining companies, high technology, and agribusiness.

          The geographical distribution of PacifiCorp’s retail electric operating revenues for the year ended 31 March 2000 was Utah, 38%; Oregon, 33%; Wyoming, 13%; Washington, 8%; Idaho, 6%; and California, 2%.

Customers

          Electric utility revenues and energy sales for the year ended 31 March 2000 were $3,292.2 million (£2,057.6 million) and 81,333 million kWh.

           PacifiCorp’s service territory has complementary seasonal load patterns. In the western sector, customer demand peaks in the winter months due to space heating requirements. In the eastern sector, customer demand peaks in the summer when irrigation and cooling systems are heavily used. Many factors affect per customer consumption of electricity. For residential customers, within a given year, weather conditions are the dominant cause of usage variations from normal seasonal patterns. However, the price of electricity is also considered a significant factor.

Competition

          During 2000, PacifiCorp continued to operate its electricity distribution and retail sales business as a regulated monopoly throughout most of its franchise service territories. However, PacifiCorp anticipates increasing competition, principally as a result of industry restructuring, deregulation and increased marketing by alternative energy suppliers.

          Beginning in April 1998, California retail electric energy sales have been subject to open market competition. PacifiCorp’s provision of tariffed services in California will continue to be regulated while any competitive sales of electricity will be unregulated. The other states in PacifiCorp’s service territory have, to varying degrees, examined retail competition and industry restructuring, but only Oregon has enacted comprehensive legislation. Generally, the other states are moving more slowly towards competition than was originally anticipated by PacifiCorp. PacifiCorp supports increased customer choice and will work to ensure that it takes place under terms and conditions that are equitable to all stakeholders.

          During July 1999, legislation was enacted in Oregon that requires competition for industrial and large commercial customers of both PacifiCorp and Portland General Electric by 1 October 2001. Residential customers will receive a portfolio of energy commodity rate options. The law generally exempts publicly-owned utilities and Idaho Power’s Oregon service territory. The law authorises the Oregon Public Utility Commission (the “OPUC”)

to make decisions on a variety of important issues, including the method for valuation of stranded costs/benefits, consumer protections, marketer certification, environmental issues, and competitive services. The legislation also calls for the establishment of a code-of-conduct for electric companies and their affiliates to protect consumers against anti-competitive practices. The legislation directs the investor-owned utilities to collect a 3% public benefit charge from all of its distribution customers. PacifiCorp is currently participating in the OPUC proceedings to establish the rules and procedures that will implement the new law.

          The Energy Policy Act, passed in 1992, opened wholesale competition to energy brokers, independent power producers and power marketers. In 1996, the Federal Energy Regulatory Commission (the “FERC”) ordered all investor-owned utilities to allow others access to their transmission systems for wholesale power sales (“open access”). This access must be provided at the same price and terms the utilities would apply to their own wholesale customers. Competition is also influenced by availability and price of alternate energy sources and the general demand for electrical power.

          PacifiCorp has formulated strategies to meet these challenges. PacifiCorp is marketing power supply services to other utilities in the western United States, including dispatch assistance, daily system load monitoring, backup power, power storage and power marketing, and services to retail customers that encourage efficient use of energy. Effective 1 January 1998, the California Public Utilities Commission (the “CPUC”) adopted rules regulating the non-tariffed sale of energy and energy products and services by utilities and their affiliates. The rules mandated a 10% rate reduction, which resulted in a $3.5 million (£2.2 million) annual reduction in revenues. PacifiCorp has decided to refrain from marketing products and services to retail customers in California but intends to continue limited trading in the wholesale business, selling to utilities in California and marketers elsewhere in the western United States.

Power Supply

          PacifiCorp’s generating facilities are interconnected through its own transmission lines or by contract through the lines of others. Substantially all generating facilities and reservoirs located within the western states are managed on a co-ordinated basis to obtain maximum load carrying capability and efficiency.

          PacifiCorp’s transmission system connects with other utilities in the Pacific Northwest having low-cost hydroelectric generation and with utilities in California and the southwestern United States having higher-cost, fossil-fuel generation. The transmission system is available for common use consistent with open access regulatory requirements. In periods of favourable hydroelectric generation conditions, PacifiCorp utilises lower-cost hydroelectric power to supply a greater portion of its load and sells its displaced higher-cost thermal generation to other utilities. In periods of less favourable hydroelectric generation conditions, PacifiCorp sells its excess thermal generation to utilities that are more dependent on hydroelectric generation than PacifiCorp. During the winter, PacifiCorp is able to purchase power from utilities in the southwestern United States, either for its own peak requirements or for resale to other regional utilities. During the summer, PacifiCorp is able to sell excess power to utilities in the southwestern United States to assist them in meeting their peak requirements. See “Wholesale Sales and Purchased Power”. PacifiCorp owns or has interests in generating plants with an aggregate nameplate rating of 9,025 MW and plant net capability of 8,466 MW. See “Description of Property” (page 46). With its present generating facilities, under average water conditions, PacifiCorp expects that approximately 6% of its energy requirements for 2001 will be supplied by its hydroelectric plants and 64% by its thermal plants. The balance of 30% is expected to be obtained under long-term purchase contracts, and interchange and other purchase arrangements. During 2000, approximately 6% and 61% of PacifiCorp’s energy requirements were supplied by its hydroelectric and thermal generation plants, respectively, and the remaining 33% by purchased power.

          PacifiCorp currently purchases 1,100 MW of firm capacity annually from the federal Bonneville Power Administration (“BPA”) pursuant to a long-term agreement. The purchase amount declines to 925 MW annually beginning in July 2000, declining to 750 MW annually in July 2003 and again to 575 MW in July 2004 through August 2011. PacifiCorp’s payment under this agreement for the twelve month period ended 31 March 2000 was $74 million (£46.3 million). The agreement provides for the amount of the payment to decline proportionately as the amount of power purchased declines and also to change at the rate of change of BPA’s average system cost. The next change to BPA’s average system cost is expected to occur in 2001 and will be determined by BPA in future rate proceedings.

          Under the requirements of the Public Utility Regulatory Policies Act of 1978, PacifiCorp purchases the output of qualifying facilities constructed and operated by entities that are not public utilities. During 2000, PacifiCorp purchased an average of 101 MW from qualifying facilities, compared to an average of 98 MW in 1998.

          PacifiCorp plans and manages its capacity, energy purchases and energy resources based on critical water conditions. Under critical or better water conditions in the Pacific Northwest, PacifiCorp believes that it has adequate reserve generation capacity for its requirements.

Wholesale Sales and Purchased Power

          Wholesale sales of power contribute significantly to total revenues even though PacifiCorp has scaled back wholesale sales from 1998 levels.

          PacifiCorp’s wholesale sales complement its retail business and enhance the efficient use of its generating capacity. In the year ended 31 March 2000, PacifiCorp’s wholesale revenues decreased 60% and its wholesale energy volume sold decreased 64% over the prior year. Wholesale revenues accounted for 42% of PacifiCorp’s total energy sales and 32% of its total energy revenues in the year ended 31 March 2000. In addition to its base of thermal and hydroelectric generation assets, PacifiCorp utilises a mix of long-term and short-term firm power purchases and non-firm purchases to meet its load obligations and to make sales to other utilities. Long-term firm power purchases supplied 10% of PacifiCorp’s total energy requirements in 2000. Short-term firm and non-firm power purchases supplied 22% of PacifiCorp’s total energy requirements in 2000.

          In accordance with PacifiCorp’s long-range integrated resource planning process, PacifiCorp considers various future demand and supply options for providing customers with reliable, low-cost energy services. See “Projected Demand.”

Proposed Asset Additions and Dispositions

          In July 1998, PacifiCorp announced its intention to sell its California electric distribution assets. On 15 July 1999, PacifiCorp signed a definitive agreement for the sale of the assets to Nor-Cal Electric Authority. The sale is expected to close during summer 2000.

          On 12 April 2000, PacifiCorp announced the closure of the Trail Mountain Mine in autumn 2001 after the lease is mined out. This will result in the eventual displacement of 200 employees. The mine is located in Central Utah and supplies fuel to the Hunter Plant. The fuel for the Hunter Plant will be provided by PacifiCorp’s Deer Creek Mine and other Utah mines.

          Subsequent to the approval of these Accounts and prior to publication, PacifiCorp sold its 47.5% share in the 1,340 MW coal-fired Centralia Power Plant. PacifiCorp also sold the adjacent coal mine that it owned and operated.

Projected Demand

          PacifiCorp continues to benefit from positive economic conditions in several portions of its service territory and retail energy sales for PacifiCorp have experienced compound annual growth of 2.0% since 1995. PacifiCorp is seeing a turnaround from the downturn in international economic conditions, particularly in the Far East and Japan, that negatively impacted PacifiCorp’s service territories in the Pacific Northwest and many of the industries PacifiCorp serves. PacifiCorp is pursuing price increases in jurisdictions where it does not earn an appropriate rate of return and will seek operating efficiencies as outlined in the Transition Plan.

          For the periods 2001 to 2004, the average annual growth in retail kilowatt hour (“kWh”) sales in PacifiCorp’s franchise service territories is estimated to be about 1.4%. During this period, PacifiCorp may lose retail energy sales to other suppliers in connection with deregulation of the electric industry. As the electric industry evolves toward deregulation, PacifiCorp expects to have opportunities to sell any excess power in wholesale markets. PacifiCorp’s actual results will be determined by a variety of factors, including the outcome of deregulation in the electric industry, economic and demographic growth, and competition.

          PacifiCorp’s base of existing resources, in combination with the development of retail competition and the actions outlined in its integrated resource plan, are expected to be sufficient to meet load growth expectations through 2012. Actions outlined in PacifiCorp’s integrated resource plan include promoting efficiency improvements by customers (demand-side management), efficiency improvements to existing generation, transmission and distribution systems, and other cost-effective resource acquisition opportunities that meet the future needs of PacifiCorp, including renewable resources.

Australian Electric Operations—Powercor

General

          Powercor, an indirect, wholly owned subsidiary of Holdings, is the largest electricity distribution company (“ Distribution Company”) in Victoria, Australia, based on sales volume, revenues, geographic scope and number of customers. Powercor’s principal business segments are its Distribution Business and its Supply Business. The Distribution Business consists of the distribution of electricity to approximately 570,000 customers within Powercor’s distribution area, covering from the western suburbs of Melbourne to central and western Victoria. The Supply Business consists of the purchase of electricity from generators and the sale of such electricity to customers in Powercor’s distribution service area and other parts of Victoria, New South Wales (“NSW”), the Australian Capital Territory (“ACT”) and Queensland. Powercor’s distribution service area covers approximately 57,900 square miles (64% of the total area of Victoria), has a population of approximately 1.5 million (32% of Victoria’s population) and accounts for 26% of Victoria’s Gross State Product. In 1999, Victoria accounted for approximately 25% of Australia’s total population, approximately 32% of Australia’s manufacturing industry output and approximately 26% of Australia’s Gross Domestic Product, although it represents only approximately 3% of the total area of Australia.

          During January 2000, the directors decided to seek a buyer for Powercor. The disposal programme is proceeding to plan and a sale is expected to be concluded in the latter part of 2000.

Other Operations

Financial Services

          PFS is a holding company principally engaged in holding investments in tax advantaged and leveraged lease assets (primarily aircraft). PFS made its last investment in aircraft or loans relating to aircraft in 1992.

          PFS has four Synfuel plants in the Birmingham, Alabama area which produce a synthetic coal fuel designed to qualify for tax credits under Section 29 of the Internal Revenue Code. The technology utilised by the plants is licensed from Covol Technologies, Inc.

US Competitive Energy Businesses

          The Klamath Co-generation Project is a 484 MW natural gas-fired power plant under construction near Klamath Falls, Oregon. The City of Klamath Falls owns the plant and PacifiCorp Power Marketing, Inc. (“PPM”), a wholly owned subsidiary of Holdings, is under contract for management, operations and fuel supply. In addition, upon commercial operation, PPM will purchase 227 MW of output from the plant for resale to third parties and market on behalf of the City the remaining output to municipal and commercial buyers in the Pacific Northwest and northern California. Construction began in June 1999 and the plant has a planned commercial operation date of July 2001.

Business Review

Research and Development

          The group supports research into development of the generation, transmission, distribution and supply of electricity and continually seeks more innovative and cost-effective methods of carrying out its water and wastewater activities. It also continues to contribute, on an industry-wide basis, towards the cost of research into electricity utilisation, distribution developments and water purification and wastewater treatment.

          In financial years 2000, 1999, and 1998 the group’s expenditure on research and development was £5.5 million, £5.3 million and £5.4 million, respectively.

Employees

UK Businesses

          ScottishPower and its UK subsidiaries had 16,325 employees, as of 31 March 2000. A breakdown of the number of employees employed in the group’s main businesses over the last five years is illustrated in Table 6.

          Approximately 45% of employees in the UK are union members, and 66% are covered by collective bargaining arrangements. This is a reduction by comparison with previous years. There are a number of different collective agreements in place throughout the group, reflecting differing market conditions in which the group’s businesses operate. The directors believe that overall relations with employees are good.

           In the energy businesses, ongoing integration of Scottish and Manweb operations has been largely completed. The group continues to benchmark for further efficiencies and reduced costs, which will include ongoing reduction in manpower numbers. However, these reductions have been offset in 1999-00 by manpower growth within customer-facing businesses to gain new customers in the fully competitive market place.

          Within Southern Water, manpower efficiencies have been achieved and these will continue as the business is reorganised to focus on core activities, achieving operating improvements and taking better advantage of technological advancements.

          The other businesses, which include Appliance Retailing, electrical contracting, engineering consultancy, information systems and corporate services, have remained relatively stable in manpower numbers since 1997-98.

US Businesses

          PacifiCorp and its subsidiaries had 8,832 employees on 31 March 2000. Of these employees, 7,681 were employed by PacifiCorp and its mining affiliates, 1,043 were employed by Powercor and 108 were employed by PPM, PFS and other subsidiaries.

          Approximately 55% of the employees of PacifiCorp and its mining affiliates are covered by union contracts, principally with the International Brotherhood of Electrical Workers, the Utility Workers Union of America and the United Mine Workers of America. Due to changes in Australian laws, information concerning union membership is no longer available to employers .

          In the directors’ judgement, employee relations are satisfactory.

Equal Opportunity

UK Businesses

          It is ScottishPower’s policy to promote equality of opportunity in recruitment, employment continuity, training, and career development. To support the Policy Statement on Equal Opportunities, specific policies have been introduced on people with disabilities, on sex and race discrimination, and on harassment. In addition, career break schemes are available. ScottishPower is a Gold Card Member of the Employers’ Forum on Disability, and also a member of the Employers’ Forum on Age, the Equal Opportunities Commission Equality Exchange and the Women’s Engineering Society. The latter aims to promote the study and practice of engineering among women.

          As part of the ongoing development and implementation of its equal opportunities strategy, the group has designed and implemented an Equality Framework, which is used to audit and undertake action plans on an annual basis. Equal opportunities strategy and specific courses have been developed and implemented during 1999-00.

US Businesses

          PacifiCorp has an equal employment opportunity policy which reflects the company’s belief that it can best achieve its objectives by effectively utilising the skills and abilities of a diverse workforce. Like the UK, the US has extensive anti-discrimination legislation enacted at federal, state and local laws which prohibit discrimination in employment for a variety of reasons including age and disability. As part of its employment opportunity policy, PacifiCorp has implemented and maintains a programme of ‘affirmative action’ in order to effectively employ minorities,

Table 6—Group Employees as at 31 March 2000

Business	2000	1999	1998	1997	1996
Energy businesses	7,271	7,106	7,056	6,877	7,372
Southern Water	2,143	2,262	2,406	3,618	—
Telecoms	2,516	2,383	1,481	706	166
Other	4,395	4,281	4,156	3,817	3,821
PacifiCorp	7,789	—	—	—	—

Group total	24,114	16,032	15,099	15,018	11,359

and women in the workforce, and to encourage workforce diversity. This programme also covers Vietnam veterans and disabled persons/veterans. The programme also provides an effective means of complying with the periodic compliance reviews conducted by the United States Department of Labor.

Employee Consultation and Negotiation

UK Businesses

          ScottishPower has employee consultation and communication arrangements to encourage the involvement and interest of employees in the UK group, and to develop an awareness of its business plans and objectives. These include divisional and local joint bodies, designed to provide regular discussions between management and staff representatives, and local annual conferences. The UK group’s executive and managing directors and the recognised trade unions meet informally twice a year to discuss aspects of the business.

          Divisional and business bargaining arrangements have been established to facilitate the development of terms and conditions of employment tailored to the diverse needs of the business and, through this, to provide employees with a greater involvement in local employment matters.

US Businesses

          PacifiCorp has a sound track record of positive employee and trade union relationships. The industrial relations scenario has traditionally been one of stability built on cordial but business-like relationships with trade unions and their workplace representatives. This has provided a foundation on which to develop constructive discussions with the trade unions on the changes which will be necessary for PacifiCorp to achieve top 10 investor-owned utility status by the end of 2004. The importance which ScottishPower has attached to trade union participation and involvement in change programmes has been made clear to the PacifiCorp trade unions and this has been underscored recently by the establishment of regular liaison meetings between the PacifiCorp CEO and senior union officials to exchange views and ensure effective joint communication and consultation on matters of common interest. These events are attended periodically by the ScottishPower group Chief Executive. In addition, considerable work has been undertaken to ensure that sound negotiating platforms are developed with the trade unions which will serve as the basis for future dialogues on the forthcoming change programmes.

Health and Safety

UK Businesses

          ScottishPower’s safety strategy is based on a system of corporate determination of strategy, policy and auditing standards, with devolved responsibility for implementation and active leadership from the highest levels.

          The UK group continues to manage its operations throughout the organisation to the highest health and safety standards, in the interests of staff, customers and members of the public.

           The UK group has a well-established occupational health service and lifestyle health care programme. The employees therefore benefit from some of the best occupational health facilities in the United Kingdom.

US Businesses

          PacifiCorp has a safety strategy that focuses on the safety of its employees, customers and members of the public through the utilisation of sound safety policies and practices. The commitment of PacifiCorp to strengthen yet further the safety of its operations is evident in the creation of a new position of Director of Corporate Safety in the new organisation.

          PacifiCorp is also fully committed to the health and well-being of its employees. PacifiCorp staff enjoy an excellent benefits package to ensure that they are cared for in all aspects of health care both during employment and, if they so wish, in retirement.

Charitable and Political Donations

          During the financial year donations made by ScottishPower and its UK subsidiaries for charitable purposes totalled £608,882.

          Benchmarking studies recently completed across the ScottishPower and its UK subsidiaries have identified over £5 million of community support activity comprising charitable donations, community investment and commercial initiatives. This support is given in cash, through staff time and in-kind donations.

          In addition, in February 2000, PacifiCorp made a contribution of $5 million (£3.1 million) to the PacifiCorp Foundation, a body established in 1988 as the major channel for philanthropy for PacifiCorp and its subsidiaries.

          There were no contributions for political purposes.

UK Energy Business

          Structure of the Electricity Industry in the United Kingdom The UK electricity industry, which was restructured in March 1990 to introduce competition into the generation and supply of electricity, consists of the following activities:

Generation

          The production of electricity at power stations.

Transmission

          The bulk transfer of electricity across a high voltage transmission system.

Distribution

          The transfer of electricity from the high voltage transmission system and its delivery, across local low voltage distribution systems, to customers.

Supply

          The bulk purchase of electricity by suppliers and its sale to customers, with the associated customer service activities, including sales and marketing, billing and income collection.

          The UK has three distinct geographical systems: Scotland, England & Wales, and Northern Ireland, each with a different commercial framework. The Scottish system and the English and Welsh systems are interconnected, and an agreement has been reached for the construction of a link between Scotland and Northern Ireland.

           In each of Scotland and England & Wales, the electricity industry is regulated under the Electricity Act 1989 (the “Electricity Act”) by the Secretary of State for Scotland or the Secretary of State for Trade and Industry, as applicable (collectively, the “Secretary of State”), and by the Director General of Electricity Supply (the “ DGES”). See “Regulation of the Electricity Industry” (page 27).

Electricity Industry Structure in Scotland

          The electricity industry in Scotland is principally composed of two vertically integrated companies, ScottishPower and Scottish & Southern, each generating, transmitting, distributing and supplying electricity within their respective authorised areas. A third, British Energy, is primarily a generator, selling all the electricity it generates at its two nuclear power stations in Scotland to ScottishPower and Scottish & Southern under the Nuclear Energy Agreement (the “NEA”). In addition there are a number of other companies supplying electricity competitively to customers in Scotland, of which the most significant is British Gas Trading.

          The companies are also obliged to sell wholesale electricity on request to second-tier suppliers in Scotland at a price which is capped at the England & Wales Pool price. This arrangement is currently being reviewed by the DGES, together with the arrangements for access to the interconnector, the restructuring contracts, and other aspects of the market in Scotland, with the objective of promoting competition and aligning the trading arrangements in Scotland with the new arrangements being developed in England & Wales. See “Electricity Industry Structure in England & Wales—Generation” (page 27).

          Generation—ScottishPower and Scottish & Southern generate electricity from their own portfolios of power stations. In addition, the companies are obliged, under the NEA, to purchase the entire output from British Energy. A number of further contractual relationships exist between the two companies, which involve the sharing of coal-fired, dual oil and gas-fired and conventional hydro-generating capacity, by allocating part of the capacity of certain generating stations operated by one company to the other company. See “Generation —Generation Portfolio” (page 12) for further discussion of these contractual arrangements. Currently, there exists a surplus of generating capacity in Scotland which enables the companies to sell electricity to England & Wales through the interconnector. The quantity of these sales is set to increase as the current transmission constraints are reduced.

          Transmission—The transmission systems of ScottishPower and Scottish & Southern are each made up of a network comprised of overhead lines, underground cables and associated equipment, operating at either 275 kV or 132 kV and, in the case of ScottishPower, 400 kV. This network connects the generating stations and distribution entry points operating at, or below, 33 kV. ScottishPower’s transmission system is connected to the National Grid in England & Wales by the interconnector. Both companies have access to this link which enables the companies to export and import electricity from England & Wales. The available capacity of the interconnector at any time depends on a number of variable factors (e.g., the secure thermal rating of the interconnector circuits and the pattern of scheduled generation on either side of the border). In 1999-00, the average capacity on the interconnector was 1,392 MW.

          Distribution—The distribution systems are each made up of a network of overhead lines and underground cables, operating at voltages ranging from 33 kV to 0.23 kV. The distribution voltages and equipment used are determined by end users’ requirements and their location and by the relative economics of transferring electricity at different voltages. To ensure competition in the Generation and Supply activities, the companies are required to provide open access to their transmission and distribution networks on a non-discriminatory basis.

          Supply—The supply businesses of ScottishPower and Scottish & Southern purchase electricity primarily from their own respective generation businesses, for sale to customers both within their first-tier home areas and in each other’s area. Other second-tier suppliers generally purchase their electricity either from ScottishPower or Scottish & Southern at a price which is currently capped at the England & Wales Pool price, but may also purchase electricity from independent generators or across the interconnector from the England & Wales Pool.

Electricity Industry Structure in England & Wales

          In England & Wales, electricity is produced by generators, the largest of which are National Power, PowerGen, British Energy, TXU Europe and Edison Mission. Electricity is transmitted through the National Grid transmission system by National Grid Company (“NGC”) and distributed by the 12 Regional Electricity Companies (“RECs”), one of which is Manweb, in their respective authorised areas. Most customers are currently supplied with electricity by their local REC, although there are other suppliers holding second-tier supply licences, including other generators and RECs, who can also compete to supply customers.

          Generation—Currently virtually all electricity generated in England & Wales is sold by generators and bought by suppliers through the Pool. The Pool was established at the time of privatisation for bulk trading of electricity in England & Wales between generators and suppliers. As discussed above, ScottishPower and Scottish & Southern can participate in the Pool by exporting electricity to or importing electricity from England & Wales via the interconnector.

          Prices for wholesale electricity sales are set by the Pool daily for each half hour of the following day, based on the bids of the generators and a complex set of calculations matching supply and demand and taking account of system stability, security and other costs. Because Pool prices tend to be volatile and difficult to predict, generators and suppliers often enter into bilateral arrangements, such as contracts for differences, to provide a degree of protection against such fluctuations.

          In October 1997, HM Government requested the DGES to review the wholesale trading arrangements in England & Wales. Following an extensive period of consultation, the DGES issued proposals in July 1998 to replace the Pool with market-based arrangements more akin to those in commodity markets, comprising a three-tier trading system: a forward and futures market, a short-term bilateral market, and a balancing mechanism with a settlement process for imbalances.

          The proposed arrangements will remove the single Pool price at which all generation in any half hour is presently bought and sold. Instead, all generators will have to find buyers for their output by offering them competitive prices, and all suppliers will need to contract with generators to purchase sufficient electricity to meet their customers’ demand. Imbalances between actual and contracted positions will be settled through the balancing mechanism. The pay-as-bid and balancing process will expose market participants to the costs and consequences of their actions, and thus lead to more cost-reflective prices and more effective management of risk. It is planned to introduce the new trading arrangements in October 2000.

          Transmission—NGC owns and operates the high voltage 275 kV and 400 kV electricity transmission system in England & Wales, also known as the National Grid. NGC has a statutory duty to operate a non-discriminatory policy, both in the day-to-day administration of the system and in the provision of access to the transmission network.

          Distribution—The distribution businesses of the RECs operate and maintain the assets which carry power from grid supply points to individual customers within their service areas. This involves a network of overhead lines, underground cables, switches and transformers operating at voltages ranging from 132 kV down to 0.23 kV in residential premises. To ensure competition in the supply business, the RECs are required to provide open access to their distribution networks on a non-discriminatory basis.

          Supply—The supply business covers the bulk purchase of electricity through the Pool and the selling on to customers. RECs can supply customers within their home areas and holders of second-tier licences, subject to meeting certain requirements, can supply any customer. Second-tier licences are held by all the RECs, National Power, PowerGen, British Energy, ScottishPower, Scottish & Southern, British Gas Trading and some other new suppliers.

UK Electricity Business

Regulation of the Electricity Industry

Introduction

          The UK electricity industry is regulated under the provisions of the Electricity Act 1989 and is anticipated also to be subject to the provisions of the Utilities Bill introduced in draft form to Parliament in January 2000 and targeted for implementation in final form in July 2000. The Electricity Act provided the basis for the restructuring of the electricity supply industry (“ESI”) in England & Wales and in Scotland in 1990, including the introduction of price regulation for transmission and distribution and of competition in supply and generation.

          Whereas US state regulatory commissions generally have jurisdiction over mergers, acquisitions and the sale of utility assets, the UK government, as a way to maintain control over ScottishPower and certain of its subsidiaries, required the issuance of a “Golden Share”. The Golden Share only affects the corporate control transactions at the registered holding company level and has no effect on PacifiCorp.

Regulation of the ESI

          The Electricity Act provided for the appointment of the DGES by the Secretary of State for Trade and Industry. The DGES holds office for renewable periods of five years and is the head of Ofgem, which is the combined department into which the previously regulated functions of OFGAS and OFFER were merged. Under the Electricity Act, the Secretary of State and the DGES are required to exercise their respective functions in the manner best calculated to achieve various objectives, including securing that all reasonable demands for electricity are satisfied; securing that licence holders are able to finance the carrying on of the activities for which they are authorised by their licences; and promoting competition in the generation and supply of electricity. Subject to these duties, the Secretary of State and the DGES have a number of other duties, including protecting the interests of consumers of electricity.

          The DGES exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the generation, transmission, distribution or supply of electricity under the Fair Trading Act 1973 and certain functions relating to anti-competitive conduct under the Competition Act 1980 and the Competition Act 1998.

The Licensing Regime

          The Electricity Act prohibits the generation, transmission or supply of electricity to any premises unless authorised by a licence or exemption. Licences are granted for generation, transmission, public electricity supply by a PES and second-tier supply.

          Under the electricity regime, England & Wales was divided into 12 PES franchise areas, and Scotland into two additional PES franchise areas, for the purposes of electricity supply and distribution.

          Each of the 14 PES licences permits its holder to supply electricity to any premises within its home area (first-tier licence). Electricity suppliers which are not the PES licence holder for that home area are known as second-tier suppliers and have second-tier supply licences (second-tier licence).

          Each PES licensee distributes electricity for second-tier suppliers whose customers are within that PES licensee’s authorised area, as well as for its own supply business. Charges for distribution are made to the PES licensee’s own supply businesses or to second-tier suppliers as appropriate. Each PES licence prohibits discrimination between its own supply business and other users of its distribution system.

          Each PES licensee is required, among other duties, to develop and maintain an efficient, co-ordinated and economical system of electricity distribution and supply and to offer terms for connection to, and use of, its distribution system on a non-discriminatory basis. In particular, a PES licensee may not discriminate in favour of its own first- or second-tier supply businesses.

          Each PES licence requires the PES licensee to plan and develop its distribution system to a standard not less than that previously applicable within the nationalised electricity supply industry and to report annually to the DGES giving details of the performance of the licensee in maintaining distribution security, availability and quality of service during the previous financial year. ScottishPower is licensed under the Electricity Act to generate electricity, transmit electricity within its authorised transmission area, and distribute and supply electricity within its authorised supply area. This licence (a “Composite Licence”) regulates each of its generation, transmission, distribution and supply businesses and certain other related aspects of its activities. In addition, it has second-tier licences which authorise it to supply electricity to customers located outside its authorised supply area.

          Manweb is licensed under the Electricity Act to distribute and supply electricity within its authorised supply area pursuant to its PES licence. Manweb also holds three second-tier licences which authorise it to supply electricity to users located in the authorised areas of other PESs, in England & Wales, Scotland and Northern Ireland respectively. Prior to September 1998, PESs were the only suppliers authorised to supply electricity to franchise customers (being customers with a maximum demand of less than 0.1 MW) in their respective home areas. Starting from September 1998, each PES was, at the direction of the DGES, to open its home area to competition from other suppliers holding second-tier licences. The scope of the second-tier licences was extended correspondingly at the direction of the DGES. This process was completed in May 1999.

          In addition, in order for a second-tier licence holder to supply a “designated customer” (being a residential customer or a customer requiring less than 12,000 kWh per year) in the home area of a PES, the second-tier licence holder must issue a designated supply notice to Ofgem, and have its codes of practice (statements of intent about how the supplier will interact with customers) approved by Ofgem.

Modification of Licences

          The DGES is responsible for monitoring compliance with the conditions of licences and, where necessary, enforcing them through procedures laid down in the Electricity Act. Licence conditions may be modified, either in accordance with the terms of the relevant licences or in accordance with the procedures laid down in the Electricity Act.

          Under the Electricity Act, the DGES may modify a licence condition with the agreement of the licence holders after due notice, public consultation, and consideration of any representations or objections. In the absence of agreement, the only means by which the DGES can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate and report on whether matters specified in the reference relating to the generation, transmission or supply of electricity in pursuance of a licence operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public interest effect of these factors could be remedied or prevented by modification of the conditions of the licence. In determining whether any particular matter operates, or may be expected to operate, against the public interest, the Competition Commission is to have regard to the matters in relation to which duties are imposed on the Secretary of State and the DGES.

          If there is an adverse finding, the Competition Commission’s report will state whether any adverse effects on the public interest could be remedied or prevented by modification of the licence conditions. If the Competition Commission so concludes, the DGES must then make such modifications to the licence as appear to him requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Secretary of State has the power to veto any modification reference.

           Modifications to licence conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or a reference under the Competition Act 1998.

          ScottishPower’s acquisition of Manweb in 1995 and of Southern Water in 1996 involved ScottishPower giving assurances to the Secretary of State to modify Manweb’s PES Licence and ScottishPower’s Composite Licence (and Southern Water Services’ Water Appointment).

          ScottishPower’s merger with PacifiCorp in 1999 also involved ScottishPower giving undertakings to the Secretary of State to agree to modifications to its Composite Licence.

Term and Revocation of Licences

          ScottishPower’s Composite Licence and Manweb’s PES Licence continue until terminated by not less than 25 years’ notice given by the Secretary of State.

          ScottishPower’s and Manweb’s second-tier licences for England & Wales continue until terminated by not less than 25 years’ notice given by the Secretary of State on or after 19 November 2000 and 1 April 2001 respectively.

          ScottishPower’s and Manweb’s second-tier licences for Scotland continue until terminated by not less than 25 years’ notice given by the Secretary of State on or after 30 March 2000 and 1 July 2004 respectively.

          Licences under the Electricity Act may be revoked in certain circumstances specified in the licences, such as the insolvency of the licensee or the licensee’s failure to comply with an enforcement order made by the DGES. In addition, the Secretary of State for Trade and Industry may revoke each of ScottishPower’s generation, transmission and PES licences if ScottishPower ceases to carry on the activities authorised by the respective licence.

Principal Conditions of ScottishPower’s Composite Licence and Manweb’s PES Licence

          ScottishPower’s Composite Licence and Manweb’s PES Licence require ScottishPower and Manweb respectively to prepare and publish separate accounts, including on a current cost accounting basis, for each of ScottishPower’s generation, transmission, distribution and supply businesses (first and second-tier and wholesaling business) and Manweb’s distribution and supply businesses.

          It is a further licence requirement that none of ScottishPower’s nor of Manweb’s businesses gives any cross-subsidy to, or receives any cross-subsidy from, any of ScottishPower’s or Manweb’s other businesses, whether regulated by the Composite Licence or not.

          A number of Composite Licence and PES Licence conditions require ScottishPower and Manweb, respectively, to be party to certain agreements or codes which affect their operational activities: for example, the Grid Code, which includes provisions governing the technical aspects of connections to, and the operation of, the transmission systems. Each PES licensee must also draw up, implement and comply with a Distribution Code, which interacts with the Grid Code and specifies technical requirements for connection to, and the operation and use of, its distribution system; and Codes of Practice on customer relations, which require the approval of the DGES. There are also Electricity Supply Regulations and certain performance standards determined by the DGES which must be complied with.

          The modifications made upon the acquisition of Manweb were designed to address the fact that, as a result of the acquisition, Manweb became a subsidiary of ScottishPower. Broadly, the modifications were designed to ring-fence Manweb’s regulated businesses (distribution, supply and second-tier supply) from its non-regulated businesses and from ScottishPower’ s other businesses; to impose certain information reporting requirements on Manweb and ScottishPower to assist the DGES in his ability to carry out his regulatory functions; and to address the fact that ScottishPower and Manweb are both electricity companies.

           As a condition for regulatory clearance of ScottishPower’s acquisition of Southern Water, ScottishPower gave assurances to the Secretary of State that it would not operate any new business which is not regulated under the Electricity Act and whose annual turnover accounts for more than 5% of ScottishPower’s aggregate annual turnover excluding all subsidiaries, other than as a subsidiary company; ensure that ScottishPower had sufficient management and financial resources to fulfil its obligations to enable the introduction of competition in supply for all customers in its home area; and agree to appropriate modifications to Southern Water’s licence.

          The undertakings given to the Secretary of State by ScottishPower as a condition for regulatory clearance for its merger with PacifiCorp were aimed principally at ensuring that ScottishPower’s UK businesses would not be impacted financially by the merger. The principal undertakings were therefore that the holding company established as a result of the merger would restructure its business in Great Britain as soon as is reasonably practicable, and in any event before April 2002, so as to place generation and any non-electricity activities in separate group companies from the remaining electricity activities; that following restructuring a financial ring-fence will be placed around the PES and transmission businesses of ScottishPower, on similar terms to the standard ring-fence developed by the DGES; and that ScottishPower will ensure that the DGES will continue to have access to the information which he needs to carry out his duties.

Price Controls

          The primary objective of the regulation of the UK electricity industry is the promotion of competition while ensuring that demand can be met and companies are able to finance their regulated activities. However, it is recognised that the development of competitive markets is not appropriate in some areas, such as in the transmission and distribution of electricity, and that in other areas it will take time to develop, as in the supply of electricity. In these areas, regulatory controls are deemed necessary to protect customers in a monopoly market (by determining inflation-limited price caps) and to encourage efficiency.

          ScottishPower and Manweb’s businesses are subject to price controls (or revenue controls in the case of the transmission business) which restrict the average amount, or total amount, charged for a bundle of services. Since 1995, regulation has tended to restrict price increases to customers to levels below the increase in the retail price index, through a formula expressed as RPI—X.

          The rationale behind the use of the RPI—X formula is that companies are motivated, during the period of the price control, to maximise efficiencies, knowing that they can retain any element of overperformance for their shareholders. The price caps are expressed in terms of an RPI—X constraint on charges, where RPI represents the annual percentage change in the UK’s retail price index, and X may be any number determined by the DGES. The X factor is used to reflect expected efficiency gains and investment requirements. For example, where RPI is running at 3% and X is 2%, a company would be able to increase the average charge for a bundle of services by 1% per annum.

          Since the controls are forward looking (i.e. are based on forecasts), and are designed to achieve an allowed rate of return (equal to the cost of capital) for the business, correction factors are also required to adjust tariffs in subsequent years to allow for any over or under recovery of revenues and ensure that the allowed revenue is achieved over the period of the control.

          The DGES from time to time reviews the price cap formulae applicable to the transmission, distribution and supply businesses.

          ScottishPower and Manweb participate in reviews of price caps applicable to them by submitting to Ofgem their view of what reasonable efficiency gains and future investment requirements should be built into the determination of the revised price control.

          As with any modification to licence conditions, the DGES must undertake a consultation exercise, inviting comments from PES licensees and third parties, before modifying licences to incorporate new price controls. As described above under “The Licensing Regime—Modification of Licences” (page 28), licence conditions may be modified, either with the consent of the licensee or, in the absence of consent, following a modification reference to the Competition Commission. The Competition Commission is an independent body whose statutory duty is to determine whether the matters specified in a reference to it operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public interest effect of those factors could be remedied or prevented by modification of the conditions of the licence.

          Through participation in, and the submission of evidence to, these price control reviews and, where necessary, through the Competition Commission modification process described above, companies have the opportunity to comment on and seek to influence the final outcome of any price control review.

ScottishPower Transmission Price Control

          The maximum transmission revenue that ScottishPower is permitted to earn in any financial year is limited by an RPI—X constraint. In December 1999, the DGES announced a revised transmission price control for ScottishPower, to take effect from 1 April 2000 and to run for five years. The new control has reduced revenue by 6% from 1 April 2000 and has set the X value at 0 from 1 April 2001 to 31 March 2005.

Distribution Price Control

          The maximum distribution revenue is calculated from a formula that is based on customer numbers as well as units distributed. In December 1999, the DGES announced revised distribution price controls for ScottishPower and Manweb, to take effect from 1 April 2000 and to run for five years. The new controls reduced prices for ScottishPower by 13% and for Manweb by 21% from 1 April 2000, both of these including cost transfers from distribution to supply. The X value for both ScottishPower and Manweb is set at 3 from 1 April 2001 to 31 March 2005.

          During the period of the revised distribution price control, the DGES will be carrying out a project aimed at ensuring that revenues and outputs of the business are more closely matched and meet customers’ expectations. This will require an examination of the appropriate information and incentives, and is expected to lead to a refinement of the price controls to place less emphasis on periodic reviews and more emphasis on continuous performance comparisons between companies. From April 2002, following completion of the project, it is anticipated that companies’ revenues could be adjusted by up to 2% to reflect better or worse than average performance.

Supply Price Control

          All customers are now subject to competitive supply, although certain smaller customers remain protected. In December 1999, the DGES announced revised supply price controls for ScottishPower and Manweb, to take effect from 1 April 2000 and run for two years. These controls operate as maximum restraints on tariffs and are confined to the two major tariffs for residential customers. All non-residential customers have now been removed from the constraints.

          The revised price restraints from April 2000 have been designed by the DGES to complement, rather than seek to replace, the development of the competitive market. They are designed to leave scope for competing suppliers to offer prices below the levels implied by the constraints and to encourage the retention and new entry of competing suppliers.

          The controls reduce the two major residential tariffs for ScottishPower from 1 April 2000 by 3.3% and 0.8%, and those for Manweb by 6.7% and 0.3%. In the second year of the controls, maximum prices for residential customers on these tariffs for both ScottishPower and Manweb are required to remain at their nominal levels.

Separation of Businesses

          Following the sale by some RECs of their supply businesses and the review of PES price controls, the DGES proposed licence modifications in December 1999 which require all information provided to the distribution business of each PES by other suppliers to be treated as confidential, other than in limited circumstances, and as a result, the managerial, operational, and informational separation of the distribution business from the supply and other businesses of the PES. In addition, a Compliance Officer must be appointed to monitor the separation of these businesses. For a limited period the DGES will grant a derogation from the separation requirements while separation is being implemented.

          In order to comply with the separation requirements of these licence modifications, which have been accepted by ScottishPower and Manweb, any sharing of services, systems, premises, personnel, etc., by Power Systems with other businesses of ScottishPower must not involve any cross-subsidy, or distort or prevent competition in generation or supply, and must also be the most efficient and economic obtainable. In addition, Power Systems will not be able to share the same identity as the supply or other businesses of ScottishPower. The DGES has granted derogations to ScottishPower and Manweb until April 2002 to allow time for these requirements to be met, and a further derogation, which will lapse only in certain limited circumstances, to allow the two distribution businesses of ScottishPower and Manweb to be managed and operated jointly.

          Similar separation licence modifications have also been proposed in relation to the transmission businesses of ScottishPower and Scottish & Southern, in order to support compliance with the EU Directive (EC96/92) on the liberalisation of the internal electricity market in the European Union, in particular, the requirement that in vertically integrated companies the transmission system operator is separate at least in management terms from the company’s other electricity activities. These licence modifications impose the same confidentiality and separation obligations on the transmission business as apply to PES distribution businesses, and also require the appointment of a Managing Director for the transmission business who is not a member of the company’s Board. As for distribution, the DGES will grant derogations to allow time for implementation of the separation requirements and to allow the transmission and distribution businesses to be managed and operated jointly.

UK Gas Business

          Structure of the Gas Industry in the United Kingdom The UK gas industry, which was privatised in 1986, has the following major components:

Beach Terminals

          Gas is transported from offshore fields on the UK Continental Shelf to one of seven beach terminals where it is processed before being fed into the onshore transportation system.

The Onshore Transportation System

          The onshore transportation system, most of which is owned and operated by Transco, the transportation arm of BG plc, and the rest by other public gas transporters, conveys gas from the beach terminals to consumers. The system consists of a high pressure National Transmission System and 13 lower pressure Local Distribution Zones, and is interconnected with the gas transportation systems of continental Europe, Northern Ireland and the Republic of Ireland.

Gas Storage Facilities

          Storage capacities are largely used to balance supply and demand over time. Major facilities are used to balance seasonal variations in demand while diurnal storage capacities provide flexibility in meeting changing gas demand on a daily basis.

           Competition in storage has been introduced progressively since 1998 through the auction of major storage capacity owned by Transco and the provision of new capacity by independent operators.

Gas Shippers

          Gas shippers contract with public gas transporters to have gas transported between the beach terminal and the point of supply. Gas shippers can also access storage facilities.

Supply

          Suppliers purchase gas to deliver to their customers by contracting with producers. Suppliers who do not also hold a shipper’s licence pay gas shippers to have the gas transported from the beach terminal through a public gas transporter’s system to the customer. Larger industrial and commercial customers, with annual demands exceeding 2,500 therms, have been able to choose their gas supplier for a number of years and competition is well developed in this market. The residential market was opened to competition progressively commencing in April 1996 and completed in May 1998.

          In each of Scotland and England & Wales, the gas industry is regulated under the Gas Act 1995 by the Secretary of State for Trade and Industry, and by the Director General of Gas Supply (the “DGGS”).

Regulation of the Gas Industry

          The two main Acts relating to the regulation of the gas industry in Scotland and England & Wales are the Gas Act 1986 and the Gas Act 1995. The Gas Act 1986 provided for the privatisation of the industry and for the establishment of the post-privatisation structure. It established the industry’s regulatory regime, creating OFGAS, with the DGGS as its head. The DGGS holds office for renewable periods of five years and is the head of Ofgem, which is the combined department into which the previously regulated functions of OFGAS and OFFER were merged. The 1995 Act amended the 1986 Act and introduced the framework necessary for the introduction of residential competition.

          The DGGS and the Secretary of State are required to exercise their powers in the manner best calculated to ensure that all gas which is reasonably demanded by consumers is supplied; ensure that licence-holders are able to finance their authorised activities; and secure effective competition in gas supply.

          The DGGS exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the conveyance or supply of gas under the Fair Trading Act 1973 and certain functions relating to anti-competitive conduct under the Competition Act 1980 and the Competition Act 1998.

The Licensing Regime

          The DGGS is responsible for granting new licences or licence extensions. The 1995 Act allows for the licensing of three separate activities—public gas transporter, shipper and supplier. ScottishPower is licensed to carry out each of these activities. The DGGS also has powers to modify licence conditions, on a similar basis to the regime for electricity.

UK Water Business

Structure of the Water Industry in the United Kingdom

          Prior to privatisation of the water industry, the provision of water supply and wastewater services in England & Wales was split between 29 statutory water companies, each incorporated by separate Acts of Parliament which could only supply water, and 10 water authorities established under the Water Act 1973 which could provide both water and wastewater services. Pursuant to the Water Act 1989 (the “WA 1989”), the functions of each water authority relating to water supply (except in areas where these functions were carried out through statutory water companies) and the provision of wastewater services were transferred on 1 September 1989 to a WaSC. At privatisation, certain of the water authorities’ other functions, including pollution control, water resource management, fisheries, flood protection and alleviation, and land drainage were transferred to the National Rivers Authority (the “NRA”). See “Environmental Regulation—Water” (page 39) for further discussion.

          The relevant provisions of the WA 1989 were consolidated with other functional legislative provisions into the Water Industry Act of 1991 (“WIA 1991”). This provides that each company engaged in public water supply or wastewater services must be licensed by the Secretary of State for the Environment or by the Director General of Water Services (the “ DGWS”), in accordance with a general authorisation given by the Secretary of State for the Environment.

Competition

          Southern Water welcomes the further opening of the industry to competition. However the latest move, designed to clear the way for companies to use each other’s infrastructure to supply water and wastewater services, remains extremely complex.

          Southern Water is already looking at ways in which it might be able to expand its own customer base and business, but any expansion of the business or use of its network by others must not compromise customers’ health and safety, standards of service, or the environment.

Regulation of the Water Industry

Introduction

          The UK Water Industry is principally regulated under the provisions of the WIA 1991 and the Water Resources Act 1991. WIA 1991 consolidates enactments relating to the supply of water and the provision of wastewater services, including the WA 1989 and other enactments. WA 1989 provided for the privatisation process itself and set up the post-privatisation structure and regulation of the industry.

          The WA 1989 (now WIA 1991) provided for the appointment by the Secretary of State for the Environment of an industry regulator, the DGWS. The DGWS holds office for renewable periods of five years, and is the head of OFWAT and its staff of administrators, economists and accountants.

          The EA regulates discharges by water companies into rivers and coastal waters and the abstraction of water from rivers and ground water. The Drinking Water Inspectorate regulates the quality of drinking water in accordance with EU standards.

          Under WIA 1991, the DGWS and the Secretary of State for the Environment must exercise or perform their duties in the manner best calculated to secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out as respects every area of England & Wales; and ensure that companies holding Appointments are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions.

          These powers and duties are also to be exercised in a manner best calculated to ensure that the interests of the customer in relation to the fixing and the recovery of charges are protected; and, in particular, to ensure that the interests of customers and potential customers in rural areas are so protected; that no undue preference is shown; and that there is no undue discrimination in the fixing of those charges.

          The DGWS and the Secretary of State for the Environment are also under a duty to ensure that the interests of customers are protected as respects benefits that could be secured for them by applying a share of the proceeds of any disposals of a WaSC’s land in future reviews.

           The DGWS exercises, concurrently with the Director General of Fair Trading, certain functions relating to monopoly situations in the supply of water or the provision of wastewater services under the Fair Trading Act 1973, and certain functions relating to anti-competitive conduct in connection with the supply of water or securing a supply of water or with the provision of, or securing of, wastewater services under the Competition Act 1980 and the Competition Act 1998.

Duties of Water Undertakers

          Under WIA 1991, each water undertaker is under a general duty to develop and maintain an efficient and economical system of water supply within its licence area. It must also ensure that all such arrangements have been made for providing supplies of water to premises in its licence area, for making such supplies available to people who demand them, and for maintaining, improving and extending its mains and other pipes, as are necessary to enable it to meet its water supply obligations under the Act.

Duties of Sewerage Undertakers

          Under WIA 1991, each sewerage undertaker is under a general duty to provide, improve and extend such a system of public sewers and to cleanse and maintain these sewers to ensure that its sewerage region is effectively drained.

          Sewerage undertakers are required to make provision for the emptying of sewers and whatever further arrangements are necessary from time to time for effectively dealing with the contents of sewers. In addition, discharges from wastewater treatment works must be consented to by the Environment Agency (“EA”); and sewerage undertakers are responsible under WIA 1991 for regulating discharges of industrial effluent into sewers. Contamination of controlled waters by non-complying effluent being discharged by a treatment works may involve the sewerage undertaker in liability, including clean-up costs.

The Licensing Regime

          Following privatisation of the UK water industry in 1989, each of the water and sewerage undertakers, while maintaining its effective monopoly supply, became regulated through an instrument of Appointment. The Appointment confirms the appointment of the water or sewerage undertaker as supplier in its own area and provides for the monitoring of its performance by the DGWS and the Secretary of State for the Environment.

          Modification of Licences—Conditions of the Appointment may be modified, either in accordance with the terms of the relevant licences or in accordance with the procedures laid down in WIA 1991. Subject to a power of veto by the Secretary of State, the DGWS may modify the conditions in the Appointment with the consent of the licensee. Before making the modifications, the DGWS must publish the proposed modifications as part of a consultation process, giving third parties the opportunity to make representations and objections which the DGWS must consider.

          In the absence of consent, the only means by which the DGWS can secure a modification is following a modification reference to the Competition Commission and in the circumstances set out below. A modification reference requires the Competition Commission to investigate and report on whether matters specified in the reference relating to the carrying out of any function of a company by virtue of its Appointment operate, or may be expected to operate, against the public interest and, if so, whether the adverse public interest effect of these factors could be remedied or prevented by modification of the conditions of the Appointment. In determining whether any particular matter operates, or may be expected to operate, against the public interest, the Competition Commission is to have regard to the matters in relation to which duties are imposed on the Secretary of State for Trade and Industry and the DGWS.

          If there is an adverse finding, the Competition Commission’s report will state whether any adverse effects on the public interest could be remedied or prevented by modification of the licence conditions. If the Competition Commission so concludes, the DGWS must then make such modifications to the Appointment as appear to him requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Secretary of State for Trade and Industry has the power to veto any modification by agreement.

          Modifications to licence conditions may also be made in consequence of a monopoly or merger reference under the Fair Trading Act 1973 or a reference under the Competition Act 1998.

          Southern Water Services’ Appointment was modified as a result of assurances given by ScottishPower as a condition to receiving regulatory clearance for its acquisition of Southern Water plc in 1996.

          Term and Revocation of Licences—Southern Water Services’ Appointment continues until terminated by not less than 10 years’ notice given to Southern Water Services by the Secretary of State for the Environment, expiring not earlier than 25 years after 1 September 1989, the transfer date. Appointments may also be revoked or transferred to another company in certain circumstances specified in WIA 1991 or in the Appointments; for example, the appointee failing to comply with an enforcement order made by the Secretary of State for the Environment or the DGWS, or the appointee being unable to pay its debts.

          Principal Conditions of Southern Water Services’ Appointment—The principal regulatory provisions which apply to the regulated activities of Southern Water Services are set out in WIA 1991 and regulations and orders made under it. Other business activities of Southern Water, such as waste management and other environmental services, engineering services and systems technology services, if undertaken, fall outside the direct scope of regulation under WIA 1991. Southern Water Services is an appointed WaSC and holds an Appointment regulated under WIA 1991 to supply water and sewerage services within its authorised area, which regulates its appointed activities. Southern Water Services’ Appointment requires Southern Water Services to prepare and publish separate accounts, including on a current cost accounting basis showing separately its appointed business from all other businesses and activities. It is a further Appointment requirement that the regulated business neither gives to, nor receives from, any other business or activity of Southern Water Services, any cross-subsidy, whether those businesses are regulated by the Appointment or not.

          Southern Water Services’ Appointment was modified following assurances given to the Secretary of State for Trade and Industry by ScottishPower, as a condition to regulatory clearance of its acquisition of Southern Water plc, to address regulatory concerns arising out of the merger, in particular to ensure the management independence of Southern Water Services and strengthen the ring fencing of its finances.

          As a result, the Appointment of Southern Water Services contains an obligation that it must at all times conduct the businesses regulated by its Appointment as if such businesses were substantially Southern Water Services’ sole business and Southern Water Services were a separate public listed company. In particular, Southern Water Services must ensure that its Board of directors is independent of ScottishPower and includes two non-executive directors of relevant experience and standing. All directors must disclose to Southern Water Services and to the DGWS any conflicts with their duties as directors of Southern Water Services and have regard exclusively to the interests of Southern Water Services as a water and sewage undertaker, in the event of a potential conflict with the interests of other group companies. The DGWS must be informed of any change in the identity and functions of the directors of Southern Water Services.

          In addition, Southern Water Services must not, without the consent of the DGWS, make a loan to, or guarantee any liability of, any group company, or make any disposal of any asset of the regulated business. The payment of dividends by Southern Water Services should not impair its ability to finance its regulated business. Similarly, any financial support or transfer of assets from Southern Water Services to a group company must not adversely affect the former’s ability to carry out its functions.

          In March 1998, Southern Water issued a £100 million variable rate bond to help fund capital expenditure. The bond listing provides a form of Stock Exchange listing for the water business, to compensate OFWAT for the loss of comparative information (as a result of the discontinuance of Southern Water’s Stock Exchange listing on the acquisition by ScottishPower). The bond listing imposes an obligation on Southern Water Services to comply with financial information requirements incumbent on a quoted plc and to maintain an investment grade rating for all its corporate debt.

          As a condition for regulatory clearance of ScottishPower’s acquisition of Southern Water, ScottishPower gave assurances to the Secretary of State that it would not operate any new business that is not regulated under the Electricity Act and whose annual turnover accounts for more than 5% of ScottishPower’s aggregate annual turnover excluding all subsidiaries, other than as a subsidiary company; ensure that ScottishPower had sufficient management and financial resources to fulfil its obligations to enable the introduction of competition in supply for all customers in its authorised area; and agree to appropriate modifications to Southern Water’s licence.

Price Controls

          Southern Water Services’ business is subject to price controls. Southern Water Services is allowed to increase its standard charges for the provision of water supply and sewerage services by the percentage change in the RPI plus an adjustment factor K. In November 1999, the DGWS announced a revised price control for Southern Water Services to take effect from 1 April 2000 and to run for five years. The new control reduced prices by 13% from 1 April 2000 and set values of K to be 0%, 0%, 1.6% and 0.8% for each year respectively from 1 April 2001 to 31 March 2005.

          Large industrial users can now choose their own water and sewerage suppliers. From 1 April 2000, 15 water companies, including Southern Water, have not been able to recoup from other customers any amounts lost by offering lower tariffs to such industrial users. The regulated charging base to which price limits apply will no longer include tariffs to large industrial users.

The Competition Act 1998

          The UK has enacted new legislation, the Competition Act 1998, which introduced into UK law, with effect from 1 March 2000, the EU prohibitions on anti-competitive agreements and the abuse of a dominant position, in place of the previous provisions, and applied them fully to utilities. The Competition Act 1998 replaced the Monopolies and Mergers Commission with a new statutory body, known as the Competition Commission, with effect from 1 April 1999. The Competition Act 1998 also provides the Office of Fair Trading with significant investigative powers and the ability to grant interim measures.

          The Competition Act 1998 grants the DGES and the DGWS concurrent powers with the Director General of Fair Trading in relation to, respectively, “commercial activities connected with the generation, transmission, or supply of electricity” and “commercial activities connected with the supply (or securing a supply) of water or of sewerage services”.

Utilities Bill

          The UK Government’s proposals to reform and modernise utility regulation are incorporated in the Utilities Bill, which was introduced in draft form to Parliament in January 2000 and is scheduled to be implemented in final form in July 2000. The Bill incorporates a new principal objective for regulators to protect the interest of customers, where appropriate by promoting effective competition, having regard to the need to ensure that licence holders are able to finance their functions. The Bill will enable distribution and supply to be separately licensed and provide the legal framework to enable new electricity trading arrangements to be implemented in England & Wales. It will also enable the electricity and gas regulators to be merged as the Gas and Electricity Markets Authority; establishment of new independent consumer councils; and provide new powers for Government Ministers to provide statutory guidance on social and environmental issues, and set energy efficiency targets and renewables obligations.

US Electricity Industry Regulation

          Following the acquisition of PacifiCorp, Scottish Power plc registered as a holding company under the US federal Public Utility Holding Company Act of 1935 administered by the US federal Securities and Exchange Commission (“SEC”). Bills have been introduced to repeal this legislation in each of the last several Congresses, but to date have failed to pass. Until the 1935 Act is repealed, Scottish Power plc and PacifiCorp and other subsidiaries will be subject to regulation unless specific subsidiaries or transactions are otherwise exempt by SEC rules or orders. Scottish Power UK plc, and its subsidiaries including Manweb, Southern Water and Thus are exempt because Scottish Power UK plc is an exempt foreign utility as defined in the 1935 Act. Powercor is likewise exempt.

          SEC jurisdiction under the 1935 Act includes:

          —  Issuances of securities by PacifiCorp and ScottishPower will be regulated but certain exemptions may be available to PacifiCorp because it is also regulated by state commissions as to the issuance of securities. Foreign utility companies held as separate subsidiaries will be exempt from regulation;

— Acquisitions of securities and utility assets by PacifiCorp and ScottishPower will be regulated;

          —  Any affiliate transactions among members of the group after the merger would be regulated. It is not expected that there will be many affiliate transactions due to business separation requirements imposed by regulators in the UK and US and because PacifiCorp provides most of its own services. The 1935 Act regulates and, in some cases, prohibits affiliate financing transactions and the pricing and supply of services and goods among affiliates;

— Later acquisitions of businesses by ScottishPower and PacifiCorp must be reasonably incidental, economically necessary or appropriate to the operations of an integrated public utility system;

— In certain cases, the payment of dividends and the repurchase of securities by PacifiCorp and ScottishPower would be subject to regulation by the SEC;

          ScottishPower has filed an application with the SEC to authorise all contemplated financing needs until March 2005 and to authorise expected affiliate transactions and internal dividend payments.

          While there are increased administrative burdens imposed by 1935 Act regulation, ScottishPower does not believe increased regulation will have a harmful effect on ScottishPower or its subsidiaries.

US Business

Regulation

          PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations as to prices, services, accounting, issuance of securities and other matters. Commissioners are appointed by the individual state’s governor for varying terms. PacifiCorp is a “licensee” and a “ public utility” as those terms are used in the Federal Power Act and is, therefore, subject to regulation by the FERC as to accounting policies and practices, certain prices and other matters. Most of PacifiCorp’s hydroelectric plants are licensed as major projects under the Federal Power Act and certain of these projects are licensed under the Oregon Hydroelectric Act. As a result of the merger, PacifiCorp is also subject to the requirement and restrictions of the Public Utility Holding Company Act of 1935.

          PacifiCorp is currently in the process of relicensing or preparing to relicense 16 separate hydroelectric projects under the Federal Power Act. These projects, some of which are grouped together under a single licence, represent approximately 1,000 MW, or about 94% of PacifiCorp’s total hydroelectric nameplate capacity and about 12% of its total generating capacity. In the new licences, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. See “US Environmental Legislation—Endangered Species” (page 42). PacifiCorp is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs are expected to increase in future periods. In addition, PacifiCorp may refuse to accept renewed licences for certain projects if the terms of renewal would make the projects uneconomical to operate, and PacifiCorp is considering removal of certain project facilities as part of the licensing settlement process.

          A summary of the most significant regulatory and legislative developments is set forth below.

Utah

          On 20 September 1999, PacifiCorp filed for a rate increase before the Utah Public Service Commission (the “ UPSC”). PacifiCorp asked for an increase of $67 million (£41.9 million), or 9.9%, based on a test year ended 31 December 1998 and a requested 11.25% return on equity. PacifiCorp’s effective date for this proposed tariff increase is expected to be in May 2000. On 4 February 2000, the Utah Division of Public Utilities (the “UDPU”) and the Utah Committee of Consumer Services (the “UCCS”) filed their positions in the case. The UDPU has recommended a $15.7 million (£9.8 million) rate increase and the UCCS is seeking a $37 million (£23.1 million) rate reduction. On 15 March 2000, PacifiCorp filed its rebuttal case, which adopted additional adjustments, bringing its revised request to $55.2 million (£34.5 million). The 2000 Utah legislative session passed a bill that could significantly change the way in which utilities are regulated in the state. The bill provides guidelines under which the interests of all parties will be protected and balanced in the ratemaking process. It directs the UPSC to determine fair rates by balancing the interests of utility customers with the need of utilities to maintain financial stability. This legislation also streamlines state government by consolidating the UDPU and the UCCS into one agency—the Office of Public Advocate.

          The bill modifies the nature of UPSC proceedings by encouraging and providing an opportunity for timely and reasonable settlements without restricting the rights of all interested persons to participate in a formal administrative process. Finally, the legislation requires Utah regulators to reflect “known and measurable” changes to financial data when hearing a rate case.

Oregon

          The OPUC and PacifiCorp have agreed to an Alternate Form of Regulation (“AFOR”) for PacifiCorp’s Oregon distribution business. The AFOR allows for index-related price increases in 1998, 1999 and 2000, with an annual cap of 2% of distribution revenues in any one year and an overall cap of 5% over the three-year period. The annual revenue increase for the 12 months ended 31 December 1999, was approximately $6.2 million (£3.9 million). The AFOR also includes incentives to invest in renewable resources and penalties for failure to maintain the service quality levels. On 30 April 1999, PacifiCorp filed for changes in the prices it charges Oregon customers under the AFOR. The filing also contained a request to increase the revenues collected under PacifiCorp’s system benefits charge. The changes were approved by the OPUC in June 1999, and became effective on 1 July 1999. This resulted in a price increase of approximately 1.3%, or $9 million (£5.6 million) annually, in Oregon. On 28 April 2000, PacifiCorp made an additional AFOR filing for a price increase of 1.8%, of $14 million (£8.8 million) annually.

          On 5 November 1999, PacifiCorp filed for a general rate increase in Oregon. PacifiCorp is asking for an increase of $61.8 million (£38.6 million), or 8.5%. PacifiCorp’s effective date for this increase is expected to be in autumn 2000. The OPUC staff has submitted a preliminary report raising issues that in the aggregate could produce a $101 million (£63.1 million) rate reduction after giving effect to the Centralia sale. The staff testimony is due in June 2000 and hearings are scheduled for August 2000.

          During July 1999, legislation was enacted in Oregon that requires competition for industrial and large commercial customers of both PacifiCorp and Portland General Electric by 1 October 2001. See “US Business —Competition” (page 20).

Environment

          ScottishPower will publish its fifth Environment Report in June 2000. Throughout its operations, ScottishPower will meet, or better, relevant legislative and regulatory environmental requirements and codes of practice. Copies of the Environment Report are available on request from the Company Secretary.

Environmental Regulation—UK businesses

          The group’s businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe (“UNECE”).

          Electricity Generation, Transmission, Distribution and Supply The Electricity Act obligates the Secretary of State to take into account the effect of electricity generation, transmission and supply activities upon the physical environment in approving applications for the construction of generating facilities and the location of overhead power lines. This Electricity Act requires the group to take into account the conservation of natural features of beauty and other items of particular interest, when it formulates proposals for development in connection with certain of its activities. The group is required, in terms of the Environmental Impact Assessment Regulations, to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities.

          The group also prepares formal statements on the ‘Preservation of Amenity and Fisheries’ in line with the requirements of the Electricity Act.

          Possible adverse health effects of electric and magnetic fields (“EMFs”) from various sources, including transmission and distribution lines, have been the subject of a number of studies and increasing public discussion. Although scientific research is currently inconclusive as to whether EMFs can cause adverse health effects, the UK Childhood Cancer Study (UKCCS)—the largest study ever of its kind—contains the following statement: “The UKCCS provides no evidence that exposure to magnetic fields associated with electricity supply in the UK increases the risk of childhood leukemia, cancers of the central nervous system, or any other childhood cancer.”

          The Environmental Protection Act of 1990 (the “EPA”) requires that potentially polluting activities such as the operation of combustion processes (which includes power plant) requires prior authorisation. The Act also provides for the licensing of waste management and imposes certain obligations and duties on companies which produce, handle, and dispose of waste. Waste generated as a result of the group’s electricity activities is managed to ensure compliance with legislation and waste minimisation is undertaken where possible.

Environmental Regulation of Generation Activities

          The principal emissions from fossil-fuelled electricity generation are sulphur dioxide (SO 2 ), oxides of nitrogen (NOx), carbon dioxide (CO2) and particulate matter, such as dust, with the main waste being ash, namely pulverised fuel ash and furnace bottom ash. The primary focus of current environmental legislation is to reduce emissions of SO 2 , NOx and particulates, the first two of which contribute to acid rain. A number of other power station emissions and discharges are subject to environmental regulation.

          The EPA is the primary UK statute governing the environmental regulation of power stations. It introduced a system of Integrated Pollution Control (“IPC”) in April 1991 for large scale industrial processes, including power stations. Under the EPA, the authority for enforcing IPC with respect to emissions to atmosphere in England & Wales is the EA, previously Her Majesty’s Inspectorate of Pollution (“HMIP”), and in Scotland is the Scottish Environment Protection Agency (“SEPA”), previously Her Majesty’s Industrial Pollution Inspectorate (“HMIPI”). Transfer of control from HMIP and HMIPI to EA and SEPA came into force on 1 April 1996 and was established by the Environment Act of 1995 (the “1995 Act”).

           The European Union has agreed a Directive on Integrated Pollution Prevention and Control. This introduces a system of licensing for industrial processes such as power stations. This Directive is being implemented via the Pollution Prevention and Control Regulations 2000 (shortly to be finalised) which will bring into effect modifications to the IPC regime.

          The EU has adopted a framework directive on ambient air quality assessment and management, which came fully into force in May 1998 (the Air Framework Directive). This is being implemented in the UK by means of the National Air Quality Strategy published in 1997, and reviewed in 2000.

          Under the auspices of the UNECE, protocols regarding reductions in the emissions of SO 2 and (NOx) have been agreed. These are currently implemented in the EU by means of the Large Combustion Plants Directive (the “LCPD”). The EU is currently putting forward proposals for a “Ceilings Directive” which will implement the SO 2 and NOx targets recently agreed in the UNECE Gothenburg Protocol. The LCPD is currently under review. Emissions limits for existing and new plants will be introduced via the LCPD, the Air Framework Directive and, in the future, the EU Directive on Integrated Pollution Prevention and Control.

          The United Nations Framework Convention on Climate Change sets forth standards regarding emissions of greenhouse gases, the most significant of which is CO 2 . Agreement on a Protocol under this convention was reached in Kyoto in December 1997. This Protocol, when ratified, calls for mandatory target reductions of “a basket” of six greenhouse gases, most significantly CO2, in the commitment period 2008-2012. The Protocol also provides for Joint Implementation (“JI”) between signatories, a Clean Development Mechanism by which signatories may gain credit for actions in certain non-signatory countries and a provision which would allow for trading of emissions.

          The EU has, under the terms of the Kyoto Protocol, signed up to the United Nations Framework Convention on Climate Change, under which Member States are committed to reducing “greenhouse gases” by 8% below 1990 emission levels between the years 2008 and 2012. This reduction target applies to the EU as a whole, with each individual Member State being allocated its own target, which is 12.5% for the UK. HM Government has announced its intention of unilaterally setting itself a goal of 20% reduction in CO2 emissions by 2010. The UK will finalise in 2000 a “Climate Change Programme” which will set in place appropriate policy instruments to deliver the 20% reduction target. These include targets for renewable energy, targets for combined heat and power, a climate change levy to be charged on industrial and commercial energy usage, and residential energy efficiency measures.

          Each of ScottishPower’s power stations is required to have IPC authorisation. Under IPC, each power station has a single authorisation which regulates emissions of certain pollutants and seeks to minimise pollution of the environment. Each IPC authorisation requires that a power station uses the Best Available Techniques Not Entailing Excessive Cost (“ BATNEEC”) to prevent the emissions described above or, to the extent this is not practicable, to minimise and render harmless any such emissions. Each authorisation also contains an improvement programme. ScottishPower’s IPC authorisations do not have an expiry date, but SEPA is required to review the conditions contained within it at least once every four years and may impose new conditions to prevent or reduce emissions of pollutants, subject to the application of BATNEEC. The EU Directive on Integrated Pollution Prevention and Control, to be implemented via the forthcoming Pollution Prevention and Control Regulations, will require that all emission and pollution control measures be placed onto a “Best Available Techniques” basis to control impact on the environment.

          Under the requirements of the LCPD, HM Government has implemented a Sulphur Strategy which gives effect to a national programme, the National Plan, to reduce SO2 and NOx emissions from power stations in Scotland. ScottishPower and Scottish & Southern have entered into an agreement providing for the sharing of limits in emissions of SO2 and NOx from existing generating stations in Scotland set out in the National Plan to meet the targets of the LCPD. It also provides for the sharing of station-specific limits on emissions of SO2 and NOx imposed by SEPA at the Peterhead, Longannet and Cockenzie generating stations where capacity is shared between ScottishPower and Scottish & Southern. Reductions of CO2, SO2 and NOx per unit of electricity generated have been achieved as a result of the group’s investments in environmental upgrades, such as low NOx burners and gas reburn, to existing power stations. That proportion of the group’s output generated from renewable energy and gas-fired generation has also increased, resulting in further reductions in emissions per unit of electricity produced.

          The IPC authorisations granted in 1993 in respect of ScottishPower’s existing power stations limit the levels of atmospheric emissions of SO2 and NOx from each station. A number of minor variations has taken place with a full four year IPC review now underway with SEPA. The review commenced in April 1997. Due to continued UK-wide policy development on the control of SO2, the review has continued into 2000. The final outcome is awaited. The group is confident that it will be able to achieve the environmental improvements required by potential future limits arising from this review without materially constraining operational and commercial flexibility. In particular, gas reburn technology offers greater potential to reduce emissions than other technology in use elsewhere in the UK. Furthermore, planning consent has been gained for flue gas desulphurisation at Longannet, which will be installed when emissions levels require its implementation.

Water

          Since 1 April 1996, the EA has been responsible in England & Wales for the control of water pollution and the maintenance and improvement of the quality of controlled waters, including the regulation of discharges to those waters; for conserving, redistributing and augmenting water resources, and for securing the proper use of such resources for land drainage and flood defence. Previously, this was the responsibility of the NRA in England & Wales. In Scotland, SEPA has largely replaced the River Purification Boards to fulfil these responsibilities. The group is also subject to regulations governing drinking water quality, receiving water quality and wastewater discharges. Although recent cases have suggested that commercial enterprises may be fined more heavily for pollution offences than in the past, ScottishPower does not believe that the level of fines will have a materially adverse impact on its operations.

          Within its general water resource management role, the EA has a duty to operate the system under the Water Resources Act 1991, whereby water undertakers and other abstractors must have a licence authorising each of their abstractions and other impoundments. It also has a duty to enter into water resource management arrangements with water undertakers to secure the proper management and operation of waters, reservoirs and other works vested in the undertakers. The EA may, and shall if so directed, consider the setting of minimum acceptable flows in rivers and make recommendations to the Secretary of State accordingly.

          Under the Water Resources Act 1991 and the Control of Pollution Act (COPA) 1974, the EA may require persons to take precautions against pollution, may prohibit or restrict certain activities likely to cause pollution in areas designated by the Secretary of State, and may impose a requirement for a consent to discharge matter from a drain or sewer. When reviewing existing consents and issuing new ones, the EA has said that it will seek to set contamination which causes, or is likely to cause, significant harm to the environment or any pollution of conditions at the level required to at least maintain and, where appropriate, improve the quality of the receiving waters.

          HM Government’s upgrading of minimum levels of wastewater treatment for coastal works will mean further improvements to recently completed new works such as Eastbourne and Shoreham, as well as a review of proposed treatment levels in several long-term investment projects at Dover and Folkestone, Littlehampton and Bognor, Margate and Broadstairs, and the Isle of Wight. Under the EPA, the EA is responsible for maintaining registers containing details of applications for discharge consents, consents granted and the results of samples of effluent and receiving waters. The registers are open to public inspection.

European Legislation

          The activities of the WaSCs are affected by the requirements of EU directives including the Drinking Water Directive, the Bathing Waters Directive and the Urban Waste Water Treatment Directive. EU directives are binding on HM Government, not on the WaSCs, as to the result to be achieved within a specified period. It is the responsibility of European Member States, including the UK, to bring into force appropriate national environmental legislation, such as the Urban Waste Water Treatment Regulations to implement these EU directives.

          New requirements will be binding on the WaSCs only when they are translated into the law of England & Wales. Any expenditure incurred by a WaSC necessitated by new legislation applying to them in their capacity as water or sewerage undertakers, or by any change in consents as a result of any changes to existing EU directives, or adoption of future EU directives, would be eligible for consideration for a specific K adjustment.

          The Water Resources Act and the Urban Waste Water Treatment Regulations are the main UK statutes governing water abstraction, receiving water quality and wastewater discharges. This legislation implements the Bathing Waters Directive and the Urban Waste Water Treatment Directive and requires improvements in the treatment of wastewater discharges. The Water Supply (Water Quality) Regulations introduce the requirements of the EU Drinking Water Directive into the UK and govern drinking water quality. In 1999-00, Southern Water spent approximately £226 million to comply with the relevant statutes. Fines received by Southern Water in 1999-00 for violating water quality standards and the terms of applicable discharge consents were immaterial to the results of operations of Southern Water.

          Southern Water, like other WaSCs in the UK, must have a licence from the EA authorising each of its abstractions and certain impoundments. For additional obligations of Southern Water affecting the environment, see the sections of this document entitled “Southern Water” (page 17) and “Regulation of the Water Industry” (page 33).

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

Contaminated Sites

          While the nature of developments in environmental regulation and control cannot be predicted, the group anticipates that the direction of future changes will be towards tightening controls. In view of the age and history of many sites owned by the group, the group may incur liability in respect of sites which are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liability and clean-up costs may make disposal of potentially contaminated sites more difficult. The Environment Act 1995 (the “1995 Act”) requires the polluter (or if the polluter cannot be found or has legally transferred its responsibilities by disclosure, the owner or occupant) of contaminated land to clean up any controlled waters, so that environmental compliance is consistent with the intended use of the site. Following prolonged consultations, the UK Government has now finalised regulations to implement the appropriate sections of the 1995 Act. Other proposals which may impose strict liability for environmental damage are also under consideration by the EU. The EU are currently seeking views on such proposals via a White Paper. ScottishPower is not currently aware of any liability which it may have under the 1995 Act or of proposed EU directives which will have a materially adverse impact on its operations.

          General

          The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the group’s costs and results of operation are less favourable than anticipated.

US Environmental Legislation

          Federal, state and local authorities regulate many of PacifiCorp’s activities pursuant to laws designed to restore, protect and enhance the quality of the environment. These laws have increased the cost of providing electric service. The directors are unable to predict what material impact, if any, changes in environmental laws and regulations may have on the group’s consolidated financial position, results of operations, cash flows, liquidity, and capital expenditure requirements.

          All of PacifiCorp’s mining operations are subject to reclamation and closure requirements. Compliance with these requirements could result in higher expenditures for both capital improvements and operating costs.

          Air Quality—PacifiCorp’s operations, principally its fossil fuel-fired electric generating plants, are subject to regulation under the Federal Clean Air Act, individual state clean air requirements and in some cases local air authority requirements. The primary air pollutants of concern are sulphur dioxide (“SO2”), nitrogen oxides (“NOx”), particulate matter (currently PM10) and opacities. In addition, visibility requirements impact the coal-burning plants. Although not presently regulated, emissions of carbon dioxide (“CO2”) and mercury from coal-burning facilities generally are of increasing public concern.

          The United States Environmental Protection Agency (the “USEPA”) has recently commenced enforcement actions against the owners of certain coal-fired generating plants in the eastern and midwestern United States. The USEPA is alleging that the plant owners have failed to obtain the necessary permits under the Clean Air Act in connection with certain alleged modifications at the plants and that the owners have failed to install additional pollution control equipment as required. If the USEPA is successful in asserting its position, the companies named in the action will be required to make significant capital expenditures to install pollution control equipment. PacifiCorp does not have an ownership interest in any of the plants involved in these matters, and PacifiCorp is not a party to any of these actions. Nevertheless, PacifiCorp has become aware that the USEPA is engaged in fact-finding with respect to many coal-fired generating plants in the country. PacifiCorp is unable to predict the outcome of the USEPA’s fact-finding effort.

          Pollutants—Emission controls, low sulphur coal, plant operating practices and continuous emissions monitoring are all utilised to enable coal-burning plants to comply with opacity, visibility and other air quality requirements. All of PacifiCorp’s coal-burning plants burn low sulphur coal and are equipped with controls to limit emissions of particulate matter. Many of PacifiCorp’s coal-burning plants, representing the majority of its installed capacity, have been equipped with controls which reduce the quantity of SO2 emissions. The SO2 emission allowances awarded to PacifiCorp under the Federal Clean Air Act, and those allowances expected to be awarded annually in the future, are sufficient to enable PacifiCorp to meet its current and expected future requirements. In addition, PacifiCorp has taken advantage of opportunities to sell SO2 allowances to other entities.

          Visibility—Various federal and state agencies, as well as private environmental awareness groups, have raised concerns about perceived visibility degradation in some areas which are in proximity to some of PacifiCorp’s coal-burning plants. Numerous visibility studies have been completed or are in the process of completion near PacifiCorp coal-burning plants in Colorado, Utah, Washington and Wyoming. To date, no additional emission control requirements at PacifiCorp facilities have resulted directly from these studies, although the potential exists for significant additional control requirements if visibility degradation in the study areas is reasonably attributed to PacifiCorp’s coal-burning plants. The USEPA also has implemented new regulations addressing regional haze. These proposed regulations have the potential to impose significant new control requirements on certain of PacifiCorp’s older coal-burning plants that are not otherwise subject to the most stringent emission limits.

          Climate Change—CO2 emissions are the subject of growing world-wide discussion and action in the context of global warming, but such emissions are not currently regulated. All of PacifiCorp’s coal-burning plants emit CO2. In late 1997, the United States and other parties to the United Nations Framework Convention on Climate Change adopted the Kyoto Protocol regarding the control and reduction of so-called greenhouse gas emissions (including CO2). The United States signed the protocol in November 1998, but the United States Senate has not yet ratified it. The Kyoto Protocol, if ultimately ratified, has the potential to impose significant new costs and operational restrictions on PacifiCorp’s coal-burning plants.

          Mercury—PacifiCorp’s coal-burning plants, along with all other major coal-burning plants in the United States, are participating in an effort to gather additional information about mercury emissions pursuant to a request issued by the USEPA. Based in part on this effort, the USEPA is scheduled to decide during 2000 whether to regulate mercury emissions from coal-burning plants. If passed, new mercury emission requirements have the potential to impose significant new control and operational constraints on PacifiCorp’s coal-burning plants.

          Air Operating Permits—PacifiCorp has received Title V Air Operating Permits for all of its coal and natural gas-fired power plants. In 1998, a citizen group challenged the issuance of the operating permits for PacifiCorp’s Naughton and Jim Bridger power plants, but the USEPA has not yet acted on that challenge. PacifiCorp believes that it currently has all required permits and management systems in place to assure compliance with operating permit requirements.

          Enforcement—In addition to general regulation, PacifiCorp is subject to ongoing enforcement action by regulatory agencies and private citizens regarding compliance with air quality requirements. A federal lawsuit filed in 1996 by the Sierra Club against the owners, including PacifiCorp, of units one and two of the Craig Generating Station alleged, among other things, violations of opacity requirements. The lawsuit seeks civil monetary penalties and an injunction. See “Litigation” (below).

           Electric and Magnetic Fields—A number of studies continue to examine the possibility of adverse health effects from EMF, without conclusive results. Certain states and cities have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Other than in California, none of the state agencies with jurisdiction over PacifiCorp’s operations has adopted formal rules or programmes with respect to magnetic fields or magnetic field considerations in the siting of electric facilities. The CPUC has issued an interim order requiring utilities to implement no-cost or low-cost mitigation steps in the design of new facilities. It is uncertain whether PacifiCorp’s operations may be adversely affected in other ways as a result of EMF concerns.

          Endangered Species—Protection of the habitat of endangered and threatened species makes it difficult and more costly to perform some of the core activities of PacifiCorp, including the siting, construction and operation of new and existing transmission and distribution facilities, as well as generating plants. In addition, endangered species issues impact the relicensing of existing hydroelectric generating projects, generally raising the price PacifiCorp must pay to purchase wholesale power from hydroelectric facilities owned by others and increasing the costs of operating PacifiCorp’s own hydroelectric resources. These actions could also result in further restrictions on timber harvesting and adversely affect electricity sales to PacifiCorp’s customers in the wood products industry.

          Environmental Cleanups—Under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, entities that disposed of or arranged for the disposal of hazardous substances may be liable for cleanup of the contaminated property. In addition, the current or former owners or operators of affected sites also may be liable. PacifiCorp has been identified as a potentially responsible party in connection with a number of cleanup sites because of current or past ownership or operation of the property or because PacifiCorp sent hazardous waste or other hazardous substances to the property in the past. PacifiCorp has completed several cleanup actions and is actively participating in investigations and remedial actions at other sites. The costs associated with those actions are not expected to be material to the group’s consolidated financial position, results of operations, cash flows, liquidity, or capital expenditure requirements.

          Water Quality—The Federal Clean Water Act and individual state clean water regulations require a permit for the discharge of waste water, including storm water runoff from the power plants and coal storage areas, into surface waters. Also, permits may be required in some cases for discharges into ground waters. The directors believe that PacifiCorp currently has all required permits and management systems in place to assure compliance with permit requirements.

Litigation

UK Business

          Manweb participates in the industry-wide Electricity Supply Pension Scheme. Two other members of the scheme, National Power plc and NGC, have been the subject of legal proceedings in connection with the use of surplus following an actuarial valuation at 31 March 1992 to fund early retirement benefits. Manweb also applied surplus following that valuation and the subsequent valuation at 31 March 1995 (£6 million following the 1992 valuation and £32 million following the 1995 valuation) for the same purpose.

          In a decision on 10 February 1999, the Court of Appeal decided that, without a scheme amendment or trustee agreement, employers could not apply surplus unilaterally to forgive an accrued liability. This could lead to employers being required to make additional contributions to the scheme to meet that liability. A further hearing took place in May 1999 which clarified certain aspects of the judgement. The judgement indicates that Manweb may be liable for additional contributions to the scheme. Leave to appeal to the House of Lords was given and if an appeal is made, it is unlikely to be heard before mid-2000.

          There is a range of possible outcomes to the current NGC litigation, any of which could affect Manweb’s own potential liability, if any, to contribute to the scheme. If amendments can be made to the scheme to perfect the past arrangements to use surplus, no employer contributions should be required. If the courts in the NGC case ultimately decide that additional payments are due from employers to the scheme in respect of all or any part of the surplus used since the 1992 valuation, Manweb may also be required to make payments. However, in this event, two further points must be determined before the ultimate cost to Manweb could be assessed: the effective date for calculating the amounts due, and whether payments can be spread over a number of years. Both these issues may affect significantly the ultimate cost to Manweb.

          No proceedings have been commenced against Manweb as at 4 May 2000 (being the latest practicable date prior to the publication of this document) in respect of the issues raised by the NGC decisions.

US Business

          On 9 October 1996, the Sierra Club filed an action against PacifiCorp and the other joint owners of Units one and two of the Craig Electric Generating Station (the “Station”) under the citizen’s suit provisions of the Federal Clean Air Act alleging, based upon reports from emissions monitors at the Station, that over 14,000 violations of state and federal opacity standards have occurred over a five-year period at Units one and two of the Station. (Sierra Club v. Tri-State Generation and Transmission Association, Inc., Public Service Company of Colorado, Inc., Salt River Project Agricultural Improvement and Power District, PacifiCorp and Platte River Power Authority, Civil Action No. 96-B2368, US District Court for the District of Colorado). PacifiCorp has a 19.28% interest in Units one and two of the Station, which is operated by Tri-State Generation and Transmission Association and located in Craig, Colorado.

          The action seeks injunctive relief requiring the defendants to operate the Station in compliance with applicable statutes and regulations, the imposition of civil penalties, litigation costs, attorneys’ fees and mitigation. The Federal Clean Air Act provides for penalties of up to $27,500 (£17,188) per day for each violation, but the level of penalties imposed in any particular instance is discretionary. The complaint alleges that PacifiCorp and Public Service Company of Colorado are responsible for the alleged violations beginning with the second quarter of 1992, when they acquired their interests in the Station, and that the other owners are responsible for the alleged violations during the entire period. The complaint alleges that there were approximately 10,000 violations since the second quarter of 1992. On 18 March 1999, the district court issued its order regarding summary judgement motions filed by the parties. The court ruled, among other things, that the emission monitors may be used by the plaintiff to establish violations of opacity standards, but that the plant owners are entitled to prove that the reported information is flawed.

          PacifiCorp is unable to predict the level of penalties or other remedies that may be imposed upon the joint owners of the Station or what portion of such liability may ultimately be borne by PacifiCorp.

Powercor

          Over the period from November 1997 to May 1998, Powercor entered into 11 electricity hedging contracts with the NSW State-owned generator Pacific Power with a face value of approximately AUS $619 million (£235.5 million), for the notional supply of electricity between 1998 and 2008. The contracts were designed to support the long-term supply of electricity by Powercor to its customers and to minimise Powercor’s exposure to large fluctuations in the spot electricity price.

          When the wholesale market price for electricity moved against Pacific Power in May 1998, Pacific Power denied that any final and binding contracts had been entered into with Powercor, as both parties had not signed final versions of the confirmations setting out the terms and conditions of each transaction. However, an ISDA Master Agreement was in place between the parties which governed the negotiation, contracting and settlement process of individual contracts between them. Pacific Power refused to honour the contracts and Powercor issued proceedings against Pacific Power, claiming in the Supreme Court of Victoria that the contracts were valid and enforceable.

          In December 1999, the judge presiding over the case ruled in favour of Powercor in respect of each of these arguments.

          The judge ordered specific performance of the 11 electricity hedge contracts from 1 July 1998, which were in dispute with Pacific Power. Further, the judge made the following orders requiring payments by Pacific Power to Powercor:

          —  Pacific Power made payment of AUS $44.7 million (£17.0 million) on 17 December 1999 attributable to the performance of the contracts from 1 July 1998 to judgment. This amount reflects the difference payments under the hedges plus interest of AUS $1.4 million (£532,724); and

— Pacific Power make payment of AUS $3.15 million (£1.2 million) on 24 December 1999 as an agreed sum for legal expenses and other costs relating to the proceedings.

          On 21 December 1999, Pacific Power appealed against all the judgments, declarations and orders made by the trial judge on 80 grounds, including substantially all of the key aspects of the judges decision. The appeal is listed for hearing on 2 October 2000 for eight days. Powercor is highly confident of success in the appeal.

          The figures in Australian dollars quoted above have been converted at AUS$2.628 to £1.00 being the closing exchange rate at 31 March 2000.

          Except as discussed above, ScottishPower is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the group, to which ScottishPower or any of its subsidiaries is a party, or any such proceedings known to be contemplated by any governmental authority.

Description of Property

UK Business

          The properties consist of generating stations, transmission and distribution facilities, water supply and wastewater treatment facilities, telecommunication facilities, appliance retailing facilities and certain non-operational properties in which the group holds freehold or leasehold interests.

Generation Facilities

          The group owns eight power stations in Scotland, six of which are operational with a total net output capacity of 4,035 MW, and one in England. The group also owns three windfarms in Northern Ireland, one in Scotland, and one in the Republic of Ireland. In addition, the company has joint venture interests in three windfarms, two of which are in England and one in Wales. All generation plant is owned by the group, with the exception of the Methil power station, which is held on a ground lease that expires in 2012 and the windfarms which are generally held on ground leases of at least 25 years duration. See Table 7 for details of assets.

Transmission and Distribution Facilities

          As of 31 March 2000, the group’s transmission facilities included approximately 3,850 circuit km of overhead lines and 250 circuit km of underground cable operated at 400 kV, 275 kV and 132 kV.

          In addition, the group’s distribution facilities included approximately 24,500 circuit km of overhead lines and 40,000 circuit km of underground cable at voltages operating from 33 kV to 0.23 kV in Scotland and approximately 21,500 km of overhead lines and 24,000 km of underground cable at voltages operating from 132 kV to 0.23 kV in England & Wales. The group holds either permanent rights or wayleaves which entitle it to run these lines and cables through private land.

Water Supply and Wastewater Treatment Facilities

          Southern Water has freehold and leasehold interest covering a total of approximately 10,000 acres of land. Of such land, an aggregate of approximately 9,800 acres are specialised properties, consisting chiefly of the raw water storage reservoirs with surrounding land, water and wastewater treatment works and pumping stations listed in Tables 8, 9 and 10.

Table 7—UK Sources of Owned Generating Capacity and Output as at 31 March 2000

	Note	Number of Generating Sets and/or Installed Capacity MW	Net Output Capacity MW	Maximum Available MW
Coal:
Longannet		4 x 600	2,304
Cockenzie		4 x 300	1,152
	1		3,456	2,880
Methil	2	2 x 30	57	57
Oil:
Inverkip	3	3 x 676	Nil	Nil
Gas Turbine:
Knapton		1 x 42	42	42
Pumped Storage:
Cruachan		4 x 100	400	400
Conventional Hydro:
Galloway Scheme		109	106	106
Lanark Scheme		16	16	16
Windfarms:
Barnesmore		25 x 0.6	15	15
Hagshaw Hill		26 x 0.6	16	16
P & L Windfarm	4	103 x 0.3	31	16
Rigged Hill		10 x 0.5	5	5
Corkey		10 x 0.5	5	5
Elliots Hill		10 x 0.5	5	5
Coal Clough	5	24 x 0.4	10	4
Carland Cross	5	15 x 0.4	6	3
CHP	6	3	3	3
Peaking Plant	6		17	17

Total			4,190	3,590

1	Scottish & Southern is entitled to a supply of electricity from part of the capacity of ScottishPower’s coal-fired generating stations at Longannet and Cockenzie.
2	Methil Power Station capacity is currently held in strategic reserve.
3	The installed capacity at Inverkip is currently on long-term preservation and is unavailable for generation.
4	The P & L Windfarm is owned by CeltPower Limited, with ScottishPower and Tomen Power Corporation (U.K.) Limited each having a 50% ownership interest.
5	The windfarms at Coal Clough and Carland Cross are owned by joint ventures among Manweb, SWEB and Renewable Energy Systems, with Manweb having 45% ownership interest.
6	Operation of the CHP and peaking plant was transferred to the Generation business from Energy Supply in 1999-00.

Table 8—Southern Water Storage Reservoirs as at 31 March 2000

Description	Note	Location	Capacity (Ml)	Approximate acreage
Bewl Water		Kent	31,000	1,135
Darwell		Sussex	4,730	1,091
Powdermill		Sussex	1,060	1,132
Weir Wood	1	Sussex	5,600	470

1	includes water treatment works

Table 9—Southern Water Major Water Treatment Works as at 31 March 2000

Description	Location	Output (Ml per day)	Approximate acreage
Beauport	Sussex	27.0	4
Burham	Kent	48.8	61
Eastling	Kent	48.0	2
Easton	Hampshire	27.3	25
Hardham	Sussex	75.0	35
Otterbourne	Hampshire	102.7	352
Sutton	Kent	4.4	2
Testwood	Hampshire	90.0	184
Twyford	Hampshire	23.0	183
Weir Wood	Sussex	21.8	See Table 8
Wingham	Kent	20.0	5

Table 10—Southern Water Major Wastewater Treatment Works as at 31 March 2000

Description	Location	Equivalent Population Served	Approximate acreage
Ashford	Kent	109,800	90
Aylesford	Kent	133,200	40
Brighton Portobello	Sussex	268,200	9
Budds Farm	Hampshire	173,800	52
Canterbury	Kent	113,300	22
Chickenhall Eastleigh	Hampshire	102,000	25
Eastbourne	Sussex	121,800	5
Eastney	Hampshire	235,900	5
Millbrook	Hampshire	138,400	17
Motney Hill	Kent	286,900	181
Peel Common	Hampshire	250,900	77
Worthing East	Sussex	136,900	15

         Approximately 95% of the above-ground water supply and wastewater assets are on land in Southern Water’s freehold ownership including the assets listed in Tables 8, 9 and 10, with the remainder being located on land subject to long-leasehold.

    Appliance Retailing Facilities
        As of 31 March 2000, the group operated 183 retail outlets, 23 of which are owned by the group and 160 are leased. The outlets are located both on the main streets of major metropolitan areas and in out-of-town superstores. The group also leases two large retail distribution depots, one at Castleford in England consisting of approximately 8,000 square metres, and another facility of approximately 12,600 square metres at Mossend near Glasgow. The properties are generally held on leases of 20 to 25 years.

    Non-operational Facilities

        In addition to the properties described above, as of 31 March 2000 the group utilised a number of non-operational properties comprised primarily of offices, depots, warehouses and workshops. Approximately 50% of these properties are owned by the group with the remainder being leased. The most significant of these non-operational properties are Cathcart Business Park, Glasgow, the corporate office located at Atlantic Quay, Glasgow, the Manweb head office at Manweb House, Chester Business Park and the Southern Water head office at Worthing.

US Business

          PacifiCorp owns 52 hydroelectric generating plants and has an interest in one additional plant, with an aggregate nameplate rating of 1,068 MW and plant net capability of 1,131 MW. It also owns or has interests in 18 thermal electric generating plants with an aggregate nameplate rating of 7,924 MW and plant net capability of 7,303 MW. PacifiCorp also jointly owns one wind power generating plant with an aggregate nameplate rating of 33 MW and plant net capability of 33 MW. Table 11 summarises PacifiCorp’s existing generating facilities.

          PacifiCorp’s generating facilities are interconnected through its own transmission lines or by contract through the lines of others. Substantially all generating facilities and reservoirs located within the Pacific Northwest region are managed on a co-ordinated basis to obtain maximum load carrying capability and efficiency. Portions of PacifiCorp’s transmission and distribution systems are located, by franchise or permit, upon public lands, roads and streets and, by easement or licence, upon the lands of other third parties.

          For a discussion of the sale of the Centralia plant and mine, see “Proposed Asset Additions and Dispositions” (page 22).

          Substantially all of PacifiCorp’s electric utility plants are subject to the lien of PacifiCorp’s Mortgage and Deed of Trust.

          Table 12 describes PacifiCorp’s recoverable coal reserves as of 31 March 2000. All coal reserves are dedicated to nearby PacifiCorp operated generating plants. Recoverability by surface mining methods typically ranges between 90% and 95%. Recoverability by underground mining techniques ranges from 50% to 70%. PacifiCorp considers that the respective coal reserves assigned to the Craig, Dave Johnston, Huntington, Hunter and Jim Bridger plants, together with coal available under both long-term and short-term contracts with external suppliers, will be sufficient to provide these plants with fuel that meets the Clean Air Act standards effective in 1999, for their current

Table 11—PacifiCorp Generating Facilities as at 31 March 2000

	Location	Energy Source	Installation Dates	Nameplate Rating (MW)		Capability Plant Net (MW)
Hydroelectric Plants:
Swift	Cougar, Washington	Lewis River	1958	240.0		265.6
Merwin	Ariel, Washington	Lewis River	1932-1958	135.0		144.0
Yale	Amboy, Washington	Lewis River	1953	134.0		134.0
Five North Umpqua Plants	Toketee Falls,Oregon	N. Umpqua River	1949-1956	133.5		138.5
John C. Boyle	Keno, Oregon	Klamath River	1958	80.0		90.0
Copco Nos. 1 and 2 Plants	Hornbrook, California	Klamath River	1918-1925	47.0		54.5
Clearwater Nos. 1 and 2 Plants	Toketee Falls, Oregon	Clearwater River	1953	41.0		41.0
Grace	Grace, Idaho	Bear River	1914-1923	33.0		33.0
Prospect No. 2	Prospect, Oregon	Rogue River	1928	32.0		36.0
Cutler	Collinston, Utah	Bear River	1927	30.0		29.1
Oneida	Preston, Idaho	Bear River	1915-1920	30.0		28.0
Iron Gate	Hornbrook, California	Klamath River	1962	18.0		20.0
Soda	Soda Springs, Idaho	Bear River	1924	14.0		14.0
Fish Creek	Toketee Falls, Oregon	Fish Creek	1952	11.0		12.0
33 Minor Hydroelectric Plants	Various	Various	1896-1990	89.3	*	90.9	*

Subtotal (53 Hydroelectric Plants)				1,067.8		1,130.6

Thermal Electric Plants:
Jim Bridger	Rock Springs, Wyoming	Coal-Fired	1974-1979	1,529.6	*	1,406.7	*
Huntington	Huntington, Utah	Coal-Fired	1974-1977	996.0		895.0
Dave Johnston	Glenrock, Wyoming	Coal-Fired	1959-1972	816.7		772.0
Naughton	Kemmerer, Wyoming	Coal-Fired	1963-1971	707.2		700.0
Centralia	Centralia, Washington	Coal-Fired	1972	693.5	*	636.5	*
Hunter 1 and 2	Castle Dale, Utah	Coal-Fired	1978-1980	727.9	*	662.5	*
Hunter 3	Castle Dale, Utah	Coal-Fired	1983	495.6		460.0
Cholla Unit 4	Joseph City, Arizona	Coal-Fired	1981	414.0		380.0
Wyodak	Gillette, Wyoming	Coal-Fired	1978	289.7	*	268.0	*
Gadsby	Salt Lake City, Utah	Gas-Fired	1951-1955	251.6		235.0
Carbon	Castle Gate, Utah	Coal-Fired	1954-1957	188.6		175.0
Craig 1 and 2	Craig, Colorado	Coal-Fired	1979-1980	172.1	*	165.0	*
Colstrip 3 and 4	Colstrip, Montana	Coal-Fired	1984-1986	155.6	*	144.0	*
Hayden 1 and 2	Hayden, Colorado	Coal-Fired	1965-1976	81.3	*	78.0	*
Blundell	Milford, Utah	Geothermal	1984	26.1		23.0
James River	Camas, Washington	Black Liquor	1996	52.2		52.0

Subtotal (16 Thermal Electric Plants)				7,597.7		7,052.7

Other Plants:
Little Mountain	Ogden, Utah	Gas Turbine	1971	16.0		14.0
Hermiston	Hermiston, Oregon	Combined Cycle	1996	310.6	*	236.0	*
Foote Creek	Arlington, Wyoming	Wind Turbines	1998	32.6	*	32.6	*

Subtotal (3 Other Plants)				359.2		282.6

Total Hydro, Thermal and Other Generating Facilities (72)				9,024.7		8,465.9

*	Jointly owned plants; amount shown represents PacifiCorp’s share only.

Note Hydro electric project locations are stated by locality and river watershed.

          Subsequent to the approval of these Accounts and prior to publication, PacifiCorp sold its 47.5% share in the Centralia Plant.

Table 12—PacifiCorp Recoverable Coal Reserves as at 31 March 2000

Location	Notes	Plant Served	Recoverable Tons (in millions)
Centralia, Washington	1, 6	Centralia	36
Craig, Colorado	2	Craig	51
Glenrock, Wyoming	1, 5	Dave Johnston	1
Emery County, Utah	1, 3	Huntington and Hunter	82
Rock Springs, Wyoming	4	Jim Bridger	112

1	These coal reserves are mined by subsidiaries of PacifiCorp.
2	These coal reserves are leased and mined by Trapper Mining, Inc., a Delaware non-stock corporation operated on a co-operative basis, in which PacifiCorp has an ownership interest of approximately 20%.
3	These coal reserves are in underground mines and include the Mill Fork Track of 36 million tons.
4
These coal reserves are leased and mined by Bridger Coal Company, a joint venture between Pacific Minerals, Inc., a subsidiary of PacifiCorp, and a subsidiary of Idaho Power Company. Pacific Minerals, Inc. has two-thirds interest in the joint venture.

5	PacifiCorp ceased mining operations at this location in October 1999.
6	Subsequent to the approval of these Accounts and prior to publication, PacifiCorp sold its 47.5% share in the Centralia Plant. PacifiCorp also sold the adjacent coal mine that it owned and operated.

economically useful lives. The sulphur content of the coal reserves ranges from 0.43% to 0.84% and the British Thermal Units value per pound of the reserves ranges from 7,600 to 11,400. Coal reserve estimates are subject to adjustment as a result of the development of additional data, new mining technology and changes in regulation and economic factors affecting the utilisation of such reserves.

          Most of PacifiCorp’s coal reserves are held pursuant to leases from the federal government through the Bureau of Land Management and from certain states and private parties. The leases generally have multi-year terms that may be renewed or extended and require payment of rentals and royalties. In addition, federal and state regulations require that comprehensive environmental protection and reclamation standards be met during the course of mining operations and upon completion of mining activities.

Financial Review

          ScottishPower’s results reflect another year of significant progress for the group.

          [PHOTO]

David Nish
Finance Director

          All figures quoted in the Financial Review exclude the impact of goodwill amortisation and exceptional items unless otherwise stated.

Overview (1999–00)

          The financial results for the year to March 2000 reflect, for the first time, the consolidation of four months trading from our US subsidiary PacifiCorp, following the acquisition in November 1999. This has a significant impact on the ongoing results of the group when compared to the previous financial year. Key group financial information is shown in Table 13.

          Group turnover grew during the year by £873 million to £4,115 million, an increase of 27%. Turnover in the UK generation and infrastructure businesses increased by £153 million as a result of increased revenues from other electricity suppliers due to the impact of competition in our home areas, price increases allowed under the regulatory formulae, and growth in sales of wholesale electricity. In our UK telecom and customer businesses, turnover increased by £8 million to £2,430 million. Continued growth in new gas and out of area electricity customers increased turnover by £111 million, offset by a reduction of £165 million in our home electricity markets as competition developed. Total Telecoms sales, including mobile telephone operations which were disposed of in November 1999, increased by £23 million in the year to £243 million, of which turnover for Thus increased by 31% to £217 million. The Appliance Retailing business continued to expand and increased its turnover by £40 million.

          Four months trading from PacifiCorp’s US operations contributed £712 million to external turnover, £27 million lower than the equivalent four month period in 1998–99. In PacifiCorp’s Domestic Electric business, turnover totalled £692 million, £14 million lower than in the previous year. Sales to residential customers for the four month period were £197 million, an increase of £4 million as a result of customer growth of 1.5%. Sales to commercial customers were increased by £9 million, again as a result of customer growth, with customer numbers increasing by 3%. Industrial sector sales increased by 278 GWh and £9 million as a result of the pilot programme to test competitive markets taking place in the previous financial year and improved economic conditions. Wholesale sales of electricity were £ 48 million lower at £192 million as the revised energy trading strategy adopted in 1998 took effect. Other Domestic Electric sales increased by £12 million. Turnover from PacifiCorp’s Other US segment was £20 million, largely from sales of synthetic coal.

          In line with turnover growth, cost of sales were 30% higher at £2,425 million, largely as a result of the inclusion of PacifiCorp. Transmission and distribution costs increased by £93 million year–on–year, including PacifiCorp costs of £91 million. Administrative expenses increased by £100 million in the year, including PacifiCorp costs of £82 million, and UK costs increased by £18 million, largely as a result of higher depreciation charges. The UK infrastructure businesses have further reduced costs during the year and continue to use benchmarking as a tool to substantially reduce underlying operating

Table 13—Key Group Financial Information (1999–00 and 1998–99)

	1999-00		1998-99		Difference
	£ m		£ m		£ m		%
Turnover	4,115.0		3,242.3		872.7		27

Operating profit	671.6		802.8		(131.2)		(16)
Operating profit (before exceptional items and goodwill amortisation)	961.4		804.0		157.4		20

Profit before tax	1,158.6		643.8		514.8		80
Profit before tax (before exceptional items and goodwill amortisation)	735.6		645.0		90.6		14

Free cash flow	705.3		702.2		3.1		—

Earnings per share	67.81	p	42.42	p	25.39	p	60
Earnings per share (before exceptional items and goodwill amortisation)	41.40	p	42.52	p	(1.12	p)	(3)

Dividends per share	24.80	p	22.50	p	2.30	p	10

costs and improve performance. The UK customer businesses continue to invest in brand development, marketing and service, to grow energy and telecommunications revenues.

          The PacifiCorp acquisition, together with continued strong control over operating costs, led to a significant increase in operating profit to £961 million, up £157 million. Performance in the UK businesses was consistent with the modest growth trends reported in our interim results, with operating profit increased to £809 million, compared to £804 million in the previous financial year. PacifiCorp contributed operating profit of £152 million.

          The net interest charge for the UK businesses increased by £16 million to £177 million, excluding £16 million of exceptional charges incurred on restructuring the debt portfolio. This increase reflects the rising trend of interest rates, the continuing capital investment in UK infrastructure businesses and the impact of the share buy–back programme. Proceeds from the partial flotation of Thus partly offset these increases. Including PacifiCorp and the exceptional debt restructuring costs, group interest increased by £82 million to £243 million in the year.

          A number of exceptional items are reflected in this year’s Accounts. During November 1999, 49.9% of Thus was floated on the London Stock Exchange giving rise to an exceptional gain before tax of £787 million. As indicated in our interim report, exceptional charges of £55 million have been recognised in respect of withdrawal from the use of fixed radio access technology in our Telecoms business and from the loss on disposal of our mobile telephony joint venture. In addition, exceptional charges of £262 million before tax have been recognised during the second half of the year, including the costs of restructuring our UK operations, and provisions for the impairment of fixed assets following the outcome of the regulatory reviews, and provisions for irrecoverable costs from energy contracts.

          Profit before tax, including exceptional items and goodwill amortisation, increased sharply in the year, by £ 515 million to £1,159 million. The underlying profit before tax grew by £91 million to £736 million. The ordinary tax charge represented an effective tax rate of 21.6%, reduced from 22.0% in the previous year.

          Earnings per share, after exceptional items and goodwill amortisation, increased by 60% in the year to 67.81 pence; underlying earnings per share was 41.40 pence, a reduction of 2.6% on the equivalent figure last year, due to the relative seasonality of profits earned by PacifiCorp in the period since acquisition. PacifiCorp is expected to be earnings enhancing in 2000–01 before exceptional items and goodwill amortisation. The underlying earnings per share for the UK businesses increased by 1.4% to 43.11 pence.

          The final quarter dividend of 6.20 pence per share brought the total dividend per share for the year to 24.80 pence, an increase of 10.2%. This is in line with our dividend aim for the period to March 2000. Group dividend cover decreased to 1.7 times from 1.9 times in the previous year.

          Free cash flow for the year was £705 million, £3 million higher than the equivalent figure last year. The group invested £886 million in capital projects during the year, £132 million more than in the previous year, with £94 million relating to PacifiCorp. Expenditure in the UK infrastructure businesses reduced by £35 million and investment in Energy Supply and Thus increased by £73 million.

          Net debt increased from £2,421 million to £4,842 million as a result of the PacifiCorp acquisition, offset in part by the proceeds from the partial flotation of Thus. Gearing (net debt/shareholders’ funds) at 31 March 2000 fell to 76% compared to 124% a year ago. Interest cover remained prudent at 4.2 times.

Business Reviews (1999–00)

          UK Generation and Infrastructure Businesses

          Our UK generation and infrastructure businesses have produced another year of good earnings growth. The key financial information is shown in Table 14.

Generation Wholesale

          Generation Wholesale turnover increased sharply in the year, up 18% to £258 million, with growth in volumes through higher exports, up by 217 GWh to 6,266 GWh, and increased agency sales as a result of competition in the Scottish market, offset in part by lower pool prices.

          Operating profit in Generation Wholesale was £107 million in the year, down £8 million compared with the previous year, due to the effects of competition. Margin reductions have been offset by lower operating costs, with increased operating efficiency and lower administration costs.

Table 14—UK Generation and Infrastructure Businesses (1999–00 and 1998–99)

	External turnover 1999-00 £ m	External turnover 1998-99 £ m	%	Operating profit 1999-00 £ m	Operating profit 1998-99 £ m	%
Generation Wholesale	257.8	219.0	18	106.8	115.3	(7)
Power Systems	172.6	101.4	70	361.2	350.6	3
Southern Water	470.5	439.5	7	286.5	262.2	9
Other UK	72.9	60.7	20	7.5	4.0	88

Total	973.8	820.6	19	762.0	732.1	4

Table 15—UK Telecom and Customer Businesses (1999–00 and 1998–99)

	External turnover 1999–00 £m	External turnover 1998–99 £m	%	Operating profit/(loss) 1999–00 £m	Operating profit 1998–99 £m	%
Energy Supply	1,899.3	1,953.4	(3)	50.6	56.7	(11)
Telecoms	202.8	180.7	12	(9.5)	11.5	n/a
Appliance Retailing	327.4	287.6	14	6.6	3.7	78

Total	2,429.5	2,421.7	—	47.7	71.9	(34)

Power Systems

          Sales from the Power Systems business historically have been largely internal to our Energy Supply business. As a result of competition in home markets, Power Systems external sales increased by £71 million to £173 million, as distribution and transmission use of system charges are recovered from other electricity suppliers.

          In Power Systems operating profit increased by £10 million to £361 million. Transmission operating profit improved by £13 million to £97 million with price increases allowed under the regulatory formula and ongoing cost savings partially offset by higher rates and depreciation. Distribution operating profits reduced by £3 million, with revenues slightly improved from higher sales volumes in Scotland, and continuing cost savings offset by increased depreciation charges, costs of tree cutting to protect network performance and new industry costs associated with the operation of the competitive electricity market.

Southern Water

          Southern Water’s contribution to group turnover increased by £31 million to £470 million due to allowed price increases under the regulatory formula. New customer connections in the year were just over 13,000, while some 26,000 Southern Water customers opted to switch to metered supply.

          Southern Water contributed an additional £24 million of operating profit, rising to £286 million, from increased revenues and further cost savings of £16 million delivered by the ‘Way Ahead’ initiative during the year. These savings offset the additional impact of new cost obligations arising from the operation of new wastewater treatment plants and higher depreciation.

Other

          The group’s other UK infrastructure businesses increased their turnover by £12 million to £73 million, primarily as our Technology business secured a number of large contracts outside the group. Operating profit performance in these businesses improved by £3 million compared to the previous year, primarily due to increased profitability from the Contracting and Technology businesses.

UK Telecom and Customer Businesses

          Our UK telecom and customer businesses have continued to invest heavily in growing the customer base and in expanding the range of products sold, including the development of the innovative, Internet–based joint venture with The Royal Bank of Scotland. In addition, Thus has invested significantly in the development of a national telecommunications network and in the provision of e–commerce solutions for business. The key financial information is shown in Table 15.

Energy Supply

          Electricity sales in our home area in Scotland were £1,010 million, representing a reduction of £106 million on the previous year. In the ScottishPower home area volumes reduced by 6.9% to 18,461 GWh, primarily due to the impact of competition in the residential electricity market while there was further downward pressure on prices in the industrial and commercial sectors. In the Manweb area turnover fell by £59 million to £487 million, as a result of the impact of competition and lower prices allowed under the regulatory formulae. Sales outside our home areas increased by £46 million to £184 million as we continue to grow the residential and small business customer bases. Gas and other energy sales also increased significantly, by £65 million, to £218 million.

          In Energy Supply, electricity profit in Scotland, as expected, reduced by £10 million to £26 million, with lower generation costs more than offset by price reductions, loss of customers due to competition and increased systems depreciation. Operating profit from sales in England & Wales outside our home areas was £1 million, an improvement from last year’s break-even position, despite absorbing £5 million of additional capture costs for new electricity customers won in this market. In the commercial and residential gas markets the operating loss, at £6 million, was £10 million better than in the prior year, after charging continuing customer capture costs of approximately £15 million and increased costs from serving the expanded customer base, offset by margin obtained from supplying new gas customers. Payback on our initial investment in acquiring a new residential gas customer continues to be favourable. Operating profits for Manweb’s Energy Supply business reduced by £7 million to £30 million, due to a reduction in tariffs and a loss of customers through competition. Overall, due to the continued investment for growth, Energy Supply profits reduced by £6 million to £51 million.

Telecoms

          Total sales in Telecoms increased by £23 million to £243 million, of which £217 million related to Thus. Total turnover in Data and Telecommunication Services increased by £9 million to £79 million, driven forward by new customers and increased traffic. CallCentre Services increased turnover by £17 million to £29 million, retaining high profile customers and winning significant new business. Sales from our Internet and interactive business continued to show strong growth, increasing by £25 million to £109 million, an increase of 30%. Within this segment, Internet services revenues grew by 41% to £75 million and interactive revenues by 11% to £34 million. External turnover in Telecoms increased by £22 million to £203 million, of which £177 million related to Thus.

          The costs of continued investment in its growth strategy resulted in an operating loss of £10 million, compared to an operating profit of £11 million in 1998-99, due to the costs of developing a national network and increased marketing costs associated with growing the customer base.

Appliance Retailing

          The Appliance Retailing business continued to expand and increased its turnover by £40 million to £327 million, due to increased sales volumes and new store openings, with appliance sales growing by 10% in the year and like-for-like sales increasing by 6%.

          Operating profits in the Appliance Retailing business were £7 million, £3 million higher than the previous year, due to increased revenues and improved efficiency in distribution activities.

PacifiCorp

          PacifiCorp’s results have been consolidated for four months from the date of acquisition. The key financial information for the four month period is shown in Table 16.

          The group profit and loss account for the year to 31 March 2000 excludes any results of businesses held for disposal, principally Powercor, PacifiCorp’s Australian subsidiary.

          Operating profit from PacifiCorp for the period was £152 million, in line with expectations and £9 million higher than the equivalent four month period in the previous year, primarily as a result of lower power purchase costs in the Domestic Electric business.

Interest, Taxation, Earnings and Dividends (1999-00)

Interest and Taxation

          The net interest charge of £243 million was £82 million higher than in 1998-99 due to the continued investment in capital expenditure and the impact of our share buy-back programme offset by the benefit of the proceeds received from the partial flotation of Thus. This interest charge includes £16 million of exceptional charges arising from changes to the group’s debt portfolio. The average interest rate for the UK businesses during the year was 7.9%, versus 8.0% in 1998-99. The inclusion of PacifiCorp increased the interest charge by £50 million, with an average interest rate in the four month period of 7.0%. Interest cover before exceptional items and goodwill amortisation remained prudent at 4.2 times against 5.0 times in the prior year. Including exceptional items, interest cover was 5.9 times.

          The taxation charge for the year was £215 million, £74 million higher than 1998-99. This amount includes an exceptional tax charge of £56 million, primarily as a result of the gain on the partial flotation of Thus. The effective tax rate in the UK fell to 21.5% from 22.0% in the previous year. PacifiCorp’s effective rate was 23.4%, resulting in a consolidated effective rate of 21.6% for the year.

Earnings and Dividends

          The profit after tax for the year including the effect of goodwill amortisation and exceptional items amounted to £943 million, an increase of £441 million. Excluding the impact of exceptional items, profit after tax increased by £43 million (or 9%) to £545 million. With a weighted average 1,390 million shares in issue during the year, earnings per share were 41.40 pence, a reduction of 2.6% on the previous year. The impact of consolidating four months trading from PacifiCorp was mildly dilutive, as a result of the relative seasonality of profitability to our UK businesses. Earnings per share from the UK businesses were 43.11 pence, 1.4% higher than the equivalent figure last year.

          Net exceptional gains of £470 million before interest and tax (£398 million after interest and tax) are reflected in the Accounts for the year to March 2000, resulting in an improvement to group earnings per share of 28.63 pence.

Table 16—PacifiCorp (1999-00 and 1998-99)

	External turnover 1999-00 £m	External turnover 1998-99 £m	%	Operating profit/(loss) 1999-00 £m	Operating profit 1998-99 £m	%
Domestic Electric	691.9	705.3	(2)	149.5	146.8	2
Other	19.8	33.6	(41)	2.2	(3.9)	n/a

Total	711.7	738.9	(4)	151.7	142.9	6

          Figures for PacifiCorp for 1998-99 represent the external turnover and operating profit for the four months to 31 March 1999 and have been included for comparative purposes only.

           The final quarter dividend of 6.20 pence per share brought the total dividends per share for the year to 24.80 pence, an increase of 10.2%, consistent with our dividend aim for the period to March 2000. Group dividend cover, excluding exceptional items and goodwill amortisation, decreased to 1.7 times from 1.9 times in the previous year. From April 2000 we aim to grow dividends by 5% per annum in nominal terms for each of the next three financial years.

Capital Expenditure and Cash Flow

Capital Expenditure

          The group continued to invest in its businesses with net capital expenditure for 1999-00 of £886 million, an increase of £132 million over 1998-99, including four months of PacifiCorp and the continued emphasis on growth in Thus.

          In the UK generation and infrastructure businesses, capital expenditure was £583 million, a decrease of £35 million on 1998-99. Capital expenditure in Generation Wholesale was £42 million, of which £9 million related to the development of gas storage facilities at Hatfield Moor and £11 million on the development of windfarms. In Power Systems, net capital expenditure for the year amounted to £175 million, a decrease of £39 million on 1998-99. The Distribution business spent £82 million to improve the quality and reliability of the electricity supply to customers, and £69 million on expanding the network to meet demand for new electricity supply. In Transmission, £24 million was invested to reinforce and refurbish specific parts of the overhead line system and on network expansion to support new business opportunities. Capital expenditure in Southern Water, including infrastructure renewal expenditure, amounted to £353 million, £6 million higher than 1998-99.

          This included £226 million as part of the ongoing programme to ensure compliance with the higher standards set by European Union Directives on the quality of bathing water, urban wastewater discharges and sludge disposal. Investment was also undertaken to improve security of supply, increase the availability of water resources and reduce leakage in line with Water Summit commitments. Major wastewater treatment works include Dover & Folkestone (£18 million spend in 1999-00) and Hastings bathing water improvements (£15 million spend in 1999-00). Construction is well under way on projects to improve bathing water quality in the Solent area via the Portsmouth and Havant scheme (£53 million spend in 1999-00) and the Seaclean Wight scheme (£30 million spend in 1999-00).

          In the UK telecom and customer businesses, capital expenditure was £209 million, an increase of £73 million on 1998-99, primarily as a result of continued network expansion in Thus to deliver the anticipated growth within the business. In Energy Supply, capital expenditure of £41 million mainly reflects additional expenditure on the development of information and customer billing systems within the liberalised electricity and gas markets. Capital expenditure in Thus amounted to £161 million, with £110 million associated with the expansion of network reach and capacity. A further £ 26 million of spend was attributable to the Internet and interactive business, with £13 million of the remainder spent on information systems. Appliance Retailing’s capital expenditure totalled £7 million, most of which related to the opening of new stores.

          Capital expenditure in PacifiCorp amounted to £94 million in the four months since the date of acquisition. Of this expenditure, £57 million related to the electricity network. In the Distribution business the expenditure focused on improving the quality and reliability of the electricity supply to customers, and on expanding the network to meet demand for new electricity supply. In Transmission, investment was made to reinforce and refurbish specific parts of the overhead line system and on network expansion to support new business opportunities. The Power Supply business spent £22 million, primarily on thermal and hydro generation projects, with expenditure in other PacifiCorp businesses totalling £15 million.

Cash Flow

          Net cash inflow from operations increased from £945 million to £1,118 million, due to the contribution of four months operations of PacifiCorp.

          Net interest paid of £256 million was £106 million higher than 1998-99, with increases due to PacifiCorp and the higher debt level experienced until the partial flotation of Thus in November 1999. There was an increase in ordinary tax paid of £61 million, in part due to PacifiCorp taxes. Free cash flow for the group of £705 million was £3 million higher than the equivalent figure in 1998-99.

          From this was funded the capital expenditure programme of £842 million, an increase of £159 million on last year due to PacifiCorp, and increases in Telecoms and Southern Water.

          The gain from the partial disposal of Thus generated a net cash inflow of £1,030 million, after expenses. Dividends paid to shareholders amounted to £406 million, up from £253 million last year, due to the switch to quarterly dividend payout and the increase in the shareholder base. A share buy- back took place in the year to give a more efficient capital structure and cost a total of £302 million. Further details of the share buy-back are given on page 125.

          Net debt at 31 March 2000 was £4,842 million, an increase of £2,421 million compared with a year ago, principally due to the acquired debt of PacifiCorp and the share buy-back programme, offset by proceeds from the partial flotation of Thus.

          Gearing (net debt/shareholders’ funds) at 31 March 2000 was 76%, reduced from 124% at 31 March 1999.

Overview (1998-99)

Key group financial information is shown in Table 17.

          Group turnover grew during the year by £114 million to £3,242 million, an increase of 4%. This was due mainly to growth in the developing residential gas area and telecommunications business. Gas and other energy sales were up by £77 million to £240 million, reflecting our continuing success in gaining new customers in the residential market, and the total sales of Telecoms were almost doubled at £220 million.

          The rise in overall turnover, together with continued strong control over operating costs, led to higher operating profit of £804 million, up £19 million.

          The net interest charge increased by £14 million to £161 million, mainly due to the impact on debt of the two windfall tax payments in December 1997 and December 1998, totalling £317 million, and the continued capital expenditure programme.

          Profit before tax grew by £5 million to £645 million. At £142 million, the ordinary tax charge represented an effective tax rate of 22.0%, reduced from 23.7% in the previous year.

          Earnings per share amounted to 42.52 pence, a rise of 3.0% on a comparable basis. The final dividend of 15.00 pence per share brought the total dividend per share for the year to 22.50 pence, an increase of 10.3%. This was in line with our dividend aim for the period to March 2000. Dividend cover reduced marginally to 1.9 times from 2.0 times the previous year.

          Free cash flow for the year, before windfall tax, was £702 million, a reduction of £32 million, reflecting working capital increases in our developing gas and telecommunications businesses. The group invested £754 million in capital projects during the year, £97 million more than in the previous year. This investment was primarily to improve the quality of the infrastructure assets in our electricity and water and wastewater services businesses, and to support the growth of our telecommunications business.

          Net debt increased from £1,953 million to £2,421 million, mainly due to the continuing capital investment programme. Gearing at 31 March 1999 increased to 124% compared to 114% in the previous year. Interest cover remained prudent at 5.0 times.

          Business Reviews (1998-99)

          UK Generation and Infrastructure Businesses
          The key financial information is shown in Table 18.

Generation Wholesale

          In the Generation Wholesale business turnover decreased in the year to £219 million. Wholesale turnover reduced in the year, down 7% to £185 million, with higher export volumes, up by 442 GWh to 6,049 GWh, offset by lower Pool prices. Agency sales were 3% lower at 1,010 GWh.

          The profit in Generation was £115 million in the year, down £16 million compared with 1997-98. Higher electricity volumes were sold at lower prices, both to our Energy Supply business and to the wholesale market. In addition there were higher capacity and transmission charges. Interconnector capacity was increased in the year, with volumes up by 8%, but with contribution unchanged due to reductions in Pool prices.

Power Systems

          Power Systems increased turnover by £7 million to £101 million and operating profit by more than £6 million to £351 million. Transmission increased operating profit by £3 million to £84 million, due to price increases allowed under the regulatory formula. Distribution profits improved by £3 million, as a result of higher distribution revenues from allowed price increases, higher sales volumes and a more favourable mix of units sold. Further business cost reductions were achieved, which partially offset increased depreciation charges and new industry costs associated with the operation of the competitive electricity market.

Southern Water

          Southern Water’s contribution to group turnover fell by £13 million to £440 million, due entirely to the previous year’s disposal of non-core businesses. Turnover in the regulated business increased to £439 million, a rise of £19 million compared to the previous year, due to higher prices to fund the capital expenditure programme.

          Southern Water contributed more than £21 million of additional operating profit, mainly

Table 17—Key Group Financial Information (1998-99 and 1997-98)

	1998-99 £m		1997-98 £m		Difference
					£m		%
Turnover	3,242.3		3,128.2		114.1		4

Operating profit	802.8		785.1		17.7		2
Operating profit (before exceptional items and goodwill amortisation)	804.0		785.1		18.9		2

Profit before tax	643.8		639.6		4.2		1
Profit before tax (before exceptional items and goodwill amortisation)	645.0		639.6		5.4		1

Free cash flow	702.2		733.8		(31.6)		(4)

Earnings per share	42.42	p	14.41	p	28.01	p	194
Earnings per share (before exceptional items and goodwill amortisation)	42.52	p	41.28	p	1.24	p	3

Dividends per share	22.50	p	20.40	p	2.10	p	10

Table 18—UK Generation and Infrastructure Businesses (1998-99 and 1997-98)

	External turnover 1998–99 £m	External turnover 1997–98 £m	%	Operating profit 1998–99 £m	Operating profit 1997–98 £m	%
Generation Wholesale	219.0	249.5	(12)	115.3	130.8	(12)
Power Systems	101.4	94.6	7	350.6	344.2	2
Southern Water	439.5	452.6	(3)	262.2	240.7	9
Other	60.7	39.1	55	4.0	14.6	(73)

Total	820.6	835.8	(2)	732.1	730.3	—

 from increased revenues and continuing cost savings of £10 million delivered by the acquisition transition plan during 1998-99. These savings offset the additional £7 million costs of new obligations arising from the construction and operation of new wastewater treatment plants. Year–on–year, Southern Water’s operating profit increased by 9% from £241 million to £262 million. All non– core businesses have been sold and, together with property sales, have realised £129 million, £29 million ahead of the target set at acquisition.

Other

          The group’s other UK infrastructure businesses increased their turnover by £21 million to £60 million. Underlying operating profit performance in these other businesses was in line with 1997–98, which was impacted by several one–off items.

          UK Telecom and Customer Businesses The key financial information is shown in Table 19.

Energy Supply

          Sales of electricity to customers in the home area in Scotland were £1,116 million, an increase of £5 million on the previous year. Volumes increased in the year by 1.4% to 19,831 GWh, primarily due to more normal winter weather following the unusually mild winter in 1997–98. Sales in the competitive market in the home area in Scotland were broadly in line with the previous year, despite prices being lower in the residential and commercial sectors, and because of continued competition in the industrial sector.

          Sales of electricity in England & Wales outside our home areas reduced by £16 million to £137 million, with lower sales volumes outside our home territories as a result of exiting from loss–making business in this area.

          Manweb area turnover fell by £64 million. The benefits of lower costs were passed on to residential and business customers through reduced tariffs. The effect on profit from tariff reductions to the residential and small business sectors, some £20 million, was more than offset by improved performance elsewhere in the commercial and industrial sector, arising from exiting from loss–making business.

          Gas and other sales in Energy Supply increased by £93 million to £154 million, mainly as a result of our success in winning customers in the new residential gas markets.

          Operating profit in Energy Supply increased by £14 million to £57 million due to increasing residential gas margins and improved performance in the out of area market.

          In the home area in Scotland operating profit reduced by £2 million to £36 million, with lower generation costs more than offset by price reductions to customers and the costs of operating in the competitive electricity market. The impact of competition on financial performance in our home area market was not significant. Outside our home areas in England & Wales a break–even result was recorded despite absorbing £3 million of capture costs for new residential electricity customers won in this market. Margins were improved despite the competitive pressures in the large business sector of this market, primarily as a result of lower Pool prices and exit from loss–making contracts.

          In the commercial and residential gas markets the operating loss of £16 million reflected customer capture costs of £17 million, increased costs from serving the expanded customer base, in part offset by the margins obtained from supplying new gas customers in the residential sector.

          Operating profit for Manweb Energy Supply increased by £9 million to £37 million.

Telecoms

          Total sales in Telecoms increased by £107 million to £220 million, including a contribution to group turnover of £49 million from Demon Internet for the period since acquisition. External turnover in Telecoms increased by £99 million to £181 million.

          Telecoms’ contribution to group operating profit was £11 million, up from £5 million in 1997-98. The improvement in operating profit reflects the increased volume of network traffic and growth in the provision of Internet services, resulting from our acquisition of Demon Internet on 1 May 1998.

Appliance Retailing

          The Appliance Retailing business, despite the poor market conditions during the year, increased its turnover to £288 million due to new store openings, with like–for–like sales falling by 6%.

          Operating profit in the Appliance Retailing business was £4 million, £4 million lower than the previous year as a result of difficult market conditions in this sector throughout 1998–99.

Table 19—UK Telecom and Customer Businesses (1998–99 and 1997–98)

	External turnover 1998–99 £m	External turnover 1997–98 £m	%	Operating profit 1998–99 £m	Operating profit 1997–98 £m	%
Energy Supply	1,953.4	1,935.9	1	56.7	42.4	34
Telecoms	180.7	82.1	120	11.5	4.7	145
Appliance Retailing	287.6	274.4	5	3.7	7.7	(52)

Total	2,421.7	2,292.4	6	71.9	54.8	31

Interest, Taxation, Earnings and Dividends (1998–99)

Interest and Taxation

          The net interest charge of £161 million was £14 million higher than in 1997–98. This was due mainly to the full-year effect of increased debt on payment of the first instalment of the windfall tax in December 1997, and part–year impact from the second instalment, paid in December 1998. Changes to the group’s debt portfolio were made during the year to take advantage of falling interest rates and to extend the maturity profile of the group’s borrowings. As a result, the average interest rate for the group during the year was 8.0%, compared to 8.4% in 1997–98. Interest cover remained prudent at 5.0 times, against 5.3 times in the prior year. The effective tax rate was reduced to 22.0% from 23.7% in the previous year due largely to higher capital allowances on the current mix and level of capital expenditure.

Earnings and Dividends

          The profit after ordinary tax for the year amounted to £503 million, an increase of £15 million or 3%. Profit after ordinary tax and goodwill amortisation for the year amounted to £502 million, compared to £488 million in 1997–98. With a weighted average 1,185 million shares in issue during the year, earnings per share were 42.52 pence, an increase of 3% on a comparable basis.

          The final dividend of 15.00 pence per share brought the total dividend per share for the year to 22.50 pence, an increase of 10.3%. The full–year dividend was covered 1.9 times by earnings, versus 2.0 times in 1997–98. This increase in dividend was in line with our dividend aim for the period to March 2000.

Treasury

          The treasury focus during the year was on further refinancing of the group’s debt to minimise interest payments and reduce risk. The group continues to ensure that borrowings are financed from a variety of competitive sources and that committed facilities are available both to cover uncommitted borrowings and to meet the financing needs of the group in the future.

          Following the acquisition of PacifiCorp the group’s external borrowings are sourced in two separate pools of similar size. In the UK, ScottishPower UK plc (SPUK) continues to be the finance vehicle for the bulk of the UK activities. In the US, most of the debt is issued by PacifiCorp. In both cases regulatory constraints apply to financing activities. Scottish Power plc is not permitted to borrow from its subsidiaries and is currently financed by way of dividends. It has no external borrowing facilities at present.

          In the UK under SPUK’s Euro-Medium Term Note (EMTN) Programme, established in November 1997, several issues were undertaken during the financial year. These included a £200 million, 10–year, 6.625% issue in July 1999 and a £50 million, 5.75%, 40–year issue in December 1999. In addition to these, there were 11 other smaller issues with maturities between one and 30 years. Cumulative issues outstanding under the programme now total $2,353 million against a programme limit of $4,000 million. SPUK will continue to issue bonds under the programme which allows the UK part of the group continued access to a variety of funding sources and the ability to tap market demand as and when appropriate. As part of the UK strategy to develop new funding sources, a £50 million facility with the European Investment Bank (EIB) was signed for Manweb plc in February 2000. Total borrowings from the EIB now amount to just over £300 million with a further £50 million available but undrawn.

          The refinancing activity, together with the partial disposal of Thus, has reduced short–term debt and permitted a reduction in bank facilities. In March 2000 notice was given to reduce SPUK’s revolving credit facility to £1,500 million. This facility matures in June 2001 and it is likely that it will be refinanced during the financial year ending 31 March 2001. The facility acts principally as committed support for issues of commercial paper.

           In the US there has been no significant financing activity since the completion of the merger with PacifiCorp.

          The group continues to manage its interest rate exposure by maintaining the majority of its debt at fixed rates of interest, either directly by means of fixed rate debt issues or by use of interest and cross currency swaps. The use of derivative financial instruments relates directly to underlying anticipated indebtedness. The group treasury operates strictly within policies set out by the Board and is subject to regular examination by Internal Audit. The group’s continuing policy is to maintain at least 75% of its anticipated year end debt at fixed interest rates. Following the partial disposal of Thus, mentioned above, SPUK undertook a series of transactions in order to bring the debt fixed/variable mix back into line with this policy. PacifiCorp also has a policy of maintaining at least 75% of its capitalisation at fixed rates of interest. In recognition of the long life of the group’s assets and anticipated indebtedness and to create financial efficiencies, the group has entered into borrowing agreements for periods out to 2039. In addition SPUK has entered into derivative contracts, swaptions, to a notional value of (pound)250 million which may result in fixed interest rates of between 4.00% and 4.25% for periods out to 2030 on this notional amount. At 31 March 2000, the interest rate on some 78% (UK 77%, US 78%) of debt was fixed and the interest rate on a further 3% of total borrowings was capped (all UK).

          The weighted average period of maturity of year end fixed debt and swaps was 11 years (UK 10 years, US 13 years), while the forward cover on capped debt was for an average period of some two years (all UK). Accordingly, changes in floating interest rates will have a limited impact on interest payable by the group.

          Credit ratings have now stabilised following the merger and the various regulatory reviews in the UK. Both SPUK and PacifiCorp have credit ratings published by Moody’s Investor Services, Standard & Poor’s and Duff & Phelps Credit Rating Co. SPUK’s long-term ratings are now A1, A and A+ from the three agencies respectively. PacifiCorp’s senior secured debt is rated A2, A+, A and its unsecured debt is rated A3, A-, A-. Short-term ratings of P-1, A-1 and D-1 apply to both companies. PacifiCorp Group Holdings has slightly lower ratings although they remain investment grade.

          Following the acquisition of PacifiCorp, the significance of foreign currency risk has risen. The treasury’s role in managing the various aspects of this risk is discussed below.

Quantitative and Qualitative Disclosures about Market Risk

Market Rate Sensitive Instruments and Risk Management

          The following discussion about the group’s risk management activities includes “forward looking” statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

          The tables in Note 22 (pages 93 to 98) summarise the financial instruments, derivative instruments and derivative commodity instruments held by the group at 31 March 2000, which are sensitive to changes in interest rates, foreign exchange rates and commodity prices.

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

Financial Instruments and Risk Management

Overview

          The main financial risks faced by the group are interest rate risk, exchange rate risk and Pool/electricity price risk. The Board has reviewed and agreed policies for managing each of these risks as summarised below. In order to mitigate the risks identified the Board has endorsed the use of financial instruments. The financial instruments endorsed for use by the Board include swaps, both interest rate and cross currency, swaptions, caps, forward rate agreements, forward contracts and contracts for differences. The group treasury, which is authorised to conduct the day-to-day treasury activities of the group, reports annually to the Board and is subject to internal audit. In the UK The Energy Trading Centre, which is authorised to carry out activities to manage the group’s Pool price risk, reports monthly to a risk committee which is comprised of three executive directors and an external consultant. Pool price risk is defined as the possibility that a change in the cost of electricity from the Pool will either reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool.

          In the US, Wholesale Energy Services (WES), with assistance from the Risk Management Group, is authorised to carry out activities to manage PacifiCorp’s market price risk. WES reports monthly to a risk committee comprised of four executives and an external consultant.

Interest Rate Risk Management

          The group continues to access funding opportunities in the major global markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate,

to convert the obligations and payments into fixed or floating rate functional currencies. The exposure to fluctuating interest rates is managed by using a spectrum of financial instruments to maintain a majority of the group’s debt portfolio at fixed rates. This involves either issuing fixed rate debt or swapping floating rate debt obligations into fixed rates by either interest rate swaps or a string of forward rate agreements (“ FRA”). Flexibility in the fixed/floating mix is maintained by using interest rate caps that protect the group should rates rise, i.e. above the strike price, while maintaining the potential benefit should interest rates fall. The overall policy framework with regards to the fixed/floating debt mix has been approved by the Board. At 31 March 2000, 78% (1999:77%) of the group’s debt was either issued as fixed or converted to fixed rates using interest rates swaps. No FRAs were outstanding as at 31 March 2000.

          All transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies with good credit ratings, i.e. “AA” rated by any one of the following: Standard & Poor’s, Moody’s or Fitch IBCA. Although the group is potentially exposed to credit risk in the event of non–performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party to levels agreed by the Board. The group does not believe that it is exposed to any material concentration of credit risk.

Foreign Exchange Risk Management

          Following the acquisition of PacifiCorp the significance of foreign currency risk has risen. Cross border trade–related cash flows remain limited to the impact of capital equipment and fuel and are not significant in terms of the overall size of the group. The dividend stream which flows from PacifiCorp to the holding company can be sold forward on a graduated basis for periods up to three years in order to minimise the effect of fluctuations in the £/$ exchange rate. The group’s US net assets are not matched by borrowing in US dollars and all SPUK’s debt is either denominated in sterling or, if originally denominated in currencies other than sterling, is swapped to sterling. PacifiCorp’s debt is almost entirely issued in US dollars, the only exception being funding for the US group’s Australian operations. The Australian operations have either issued debt directly in Australian dollars or US dollars swapped into Australian dollars. The functional currency borrowings within PacifiCorp act as a partial hedge of the foreign currency exposure for the group.

Liquidity Risk Management

          The group’s policy is to ensure that debt maturities are spread over a wide range of maturities, thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group has undrawn committed revolving credit facilities totalling £2,627 million, as at 31 March 2000, which provide backstop liquidity should the need arise.

Energy Price Risk Management

UK Business

          Almost all electricity generated in England & Wales must be sold to the Pool, and electricity suppliers including Manweb must likewise buy electricity from the Pool for resale to their customers. The Pool was established at the time of privatisation in England & Wales for bulk electricity trading between generators and suppliers. ScottishPower participates in the Pool by exporting/importing electricity to/from England & Wales via the interconnector. The Pool is operated under a Pooling and Settlement Agreement to which all licensed generators and suppliers of electricity in Great Britain are party.

          The group has procedures in place to minimise exposure to Pool price variations, that is, the possibility that a change in Pool prices will reduce the proceeds of electricity sold to the Pool or increase the cost of electricity purchased from the Pool. These procedures involve SPUK and its subsidiary Manweb entering into contracts for differences (CfDs). In general, the terms of CfDs are such that contracts are settled monthly (or more frequently) in arrears by reference to actual half–hourly Pool prices. During the year ended 31 March 2000, around 90% of the group’s exposure to Pool prices was hedged in this way. Cover is built up throughout the year and at 31 March 2000 a significant proportion of the group’s exposure to Pool price variations for the following financial year is covered.

          The group has also entered into some longer term (in excess of one year) arrangements to protect against the volatility of electricity prices. These arrangements have the potential to be increased as the business grows and the time period covered will be reviewed on an ongoing basis.

          These CfDs involve a degree of credit risk. That is the risk that the counterparty to the CfD defaults on settlement. The group controls credit risk arising from holding CfDs through credit approvals, limits and monitoring procedures.

New Electricity Trading Arrangements (NETA)

          The group will continue to minimise exposure to electricity price variations, that is, the possibility that a change in electricity prices will reduce the proceeds of electricity sold or increase the cost of electricity purchased when the new electricity arrangements are introduced.

US Business

          PacifiCorp’s approach concerning its Domestic Electric operations is to position its system (resources and loads) within position limits outlined in its internal risk management policies and procedures. Price risk is mitigated primarily through the use of forward purchase and sales contracts that balance the system monthly. Exchange and capacity agreements also help ensure the reliability of resources.

Creditor Payment Policy and Practice

          In the UK, the group’s current policy and practice concerning the payment of the majority of its trade creditors is to follow the Better Payment Practice Code. Copies of the Code may be obtained from the Department of Trade and Industry. For all other suppliers, the group’s policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts and to pay in accordance with its contractural and legal obligations.

          The group’s creditor days at 31 March 2000 for its UK businesses and US businesses were 33 days and 35 days, respectively.

Going Concern

          The directors confirm that the company remains a going concern on the basis of its future cash flow forecasts.

Year 2000

          ScottishPower established its UK group–wide Year 2000 programme in 1997 and as at 31 March 2000 had spent approximately £33 million. PacifiCorp commenced its own Year 2000 programme in 1996 and as at 31 March 2000 had spent $29 million (£18 million). These programmes sought to manage the effects that Year 2000 issues may have had on the group’ s operations. The group moved into the year 2000 and through the 29 February 2000 leap year date without any significant problems. The directors do not consider there to be any significant residual risks in relation to Year 2000 issues.

Accounting Developments

          During the past year, the Accounting Standards Board (ASB) issued one new standard, namely FRS 16 ‘Current taxation’. This standard has no material effect on this year’s Accounts.

          The ASB continued to issue a number of exposure drafts and discussion papers over the last 12 months. These documents, particularly dealing with deferred taxation and pensions, propose significant changes that could materially impact future years’ accounts. The underlying economics of our business would, however, not be impacted.

          Details of the new accounting pronouncements issued in the United States, which have been applied for the first time this year in determining our US GAAP results, are set out in Note 35 on page 117. We also refer, in that note, to current proposals, which may impact on our future US GAAP results.

European Economic and Monetary Union and the Impact of the euro

          European Economic and Monetary Union (EMU) commenced on 1 January 1999 with the introduction of a new currency, the euro.

          The group’s businesses are almost totally UK and US focused, with very few sales or purchases denominated in currencies other than sterling or US dollars. As a result, while the United Kingdom remains outside EMU, the group will be affected to only a very minor extent by the introduction of the euro. A project team has been established to review the impact of the first wave of EMU on customers and suppliers and to formulate the group’s response. The project group is also considering the implications of potential UK membership of EMU.

          The benefits of a new integrated capital market have been recognised and the group has already issued commercial paper denominated in euros and will consider issuing bonds in euros in due course.

UK GAAP to US GAAP Reconciliation

          The consolidated Accounts of the group are prepared in accordance with UK Generally Accepted Accounting Principles (“GAAP”) which differs in significant respects from US GAAP. Reconciliations of profit and equity shareholders’ funds between UKGAAP and US GAAP are set out in Note 35 to the Accounts. Under US GAAP the profit for the year to March 2000, after charging an extraordinary item, net of tax, of £11 million, was £882 million compared to £455 million in the previous year. Earnings per share, excluding the extraordinary item, under US GAAP were 64.26 pence compared to 38.39 pence in 1998–99. In accordance with USGAAP, earnings per share are stated based on US GAAP earnings, without adjustments for the impact of the exceptional items, other than those which are classified as extraordinary items under US GAAP, and goodwill amortisation. The inclusion of exceptional items, other than those which are classified as extraordinary items under US GAAP, in the determination of earnings per share in accordance with US GAAP increased earnings by £409 million or 29.43 pence per share for the current financial year. The inclusion of goodwill amortisation decreased earnings by £71 million or 5.12 pence per share in 1999–00 and by £30 million or 2.53 pence per share in 1998–99.

          Equity shareholders’ funds under US GAAP amounted to £7,030 million at 31 March 2000 compared to £ 2,461 million at 31 March 1999. This increase reflects principally the acquisition of PacifiCorp during the year.

           Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

          Certain matters discussed in this document are “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and any rules, regulations or releases of the Securities and Exchange Commission with respect thereto (the “PSLRA”). Forward-looking statements in this document include, but are not limited to, statements in: “Business Strategy” relating to ScottishPower’s intent to build future business in the UK and the US; “UK Businesses—Customer Sales and Services” relating to the strategy to build the existing energy base while releasing more value from the home and meeting the electricity supply and service obligations of ScottishPower and Manweb under their respective PES licences; “Energy Supply—Appliance Retailing” with respect to the plan to open another 14 superstores in 2000-01; “Energy Supply—e-business” relating to those Internet businesses’ expected operation launch in the summer of 2000; “Other UK Businesses—Information Systems” with respect to the joint venture to be undertaken with SAIC; “US Business—Transition Plan” relating to the initiatives which will give an annual savings of $300 million in operating expenses and $250 million in capital investment as well as transform PacifiCorp into one of the 10 most efficient US investor-owned utilities; “US Business—Proposed Asset Additions and Dispositions” with respect to the approval sought from FERC, expected to be received during the first half of 2000; “US Business —Projected Demand” relating to the expected annual growth in retail kWh from 2001-04; “Environment—Environmental Regulation of Generation Activities” with respect to the group’s ability to achieve the environmental improvements required by potential future limits arising from the pending IPC review without materially constraining operational and commercial flexibility; “Environment—General” relating to the belief by ScottishPower that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment; “Environment—US Environmental Legislation” with respect to the belief that the anticipated costs associated with future remedial actions will not be material to the group’s consolidated financial results; and “Investor Information” with respect to the stated dividend aim to achieve 5% nominal growth for each of the next three years; and that PacifiCorp will enhance earnings per share next year before exceptional items and goodwill amortisation.

          ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements.

          ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group’s actual future:

—
the level of competition within ScottishPower’s, and Manweb’s home electricity supply markets, including without limitation competition from other RECs and generators, the level of competition in the Pool, the level of competition in PacifiCorp’s market and the overall demand for services;

—
any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

—	future levels of industry generation and supply, demand and pricing, political stability and economic growth in the relevant areas in which the group has operations;

—	the availability of acceptable quality fuel at favourable prices;

—	the ability of ScottishPower and PacifiCorp to integrate their business successfully; and

—	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Summary

          These financial results reflect another year of significant progress for the group. Value has been created for our shareholders from the partial flotation of Thus and the impact of the PacifiCorp acquisition, and PacifiCorp is expected to be earnings enhancing in 2000-01 before exceptional items and goodwill amortisation. Continued cost efficiency in our energy and water businesses leave the group well placed to beat efficiency targets set by the regulators and we continue to perform strongly in the competitive energy markets. Interest and dividend covers remain prudent and debt remains under tight control. The results demonstrate the group’s ability to create shareholder value in an increasingly competitive marketplace.

/s/ DAVID NISH

David Nish
Finance Director

4 May 2000

Executive Directors

          Sir Ian Robinson (58) was appointed Chief Executive in March 1995. He was awarded a Knighthood in the Millennium New Year’s Honours List for his services to the Electricity Industry. He was previously with Trafalgar House plc, where he was Chief Executive of John Brown and a main Board director. He is a Fellow of the Royal Academy of Engineering and a Fellow of the Institution of Chemical Engineers. He is a non–executive director of RMC Group plc and Chairman of the Scottish Advisory Task Force on Welfare to Work.

          Ian Russell (47) was appointed Deputy Chief Executive in November 1998, having previously been appointed Finance Director in April 1994 and serving in both capacities from November 1998 to December 1999. In his present capacity, he is responsible for UK and US operations and is also non–executive Chairman of Thus plc. He is a member of the Institute of Chartered Accountants of Scotland, having trained with Thomson McLintock, and has held senior finance positions with HSBC and Tomkins plc. He is a non–executive director of Scottish Investment Trust plc and Scottish Knowledge plc.

          Charles Berry (48) joined ScottishPower in November 1991 and was appointed to the Board on 1 April 1999. He is Executive Director Customer Sales & Services, with responsibility for the Energy Supply, Electricity Trading and Appliance Retailing businesses and also with responsibility at Board level for regulatory matters. He is also a non–executive director of Thus plc. He was previously Group Development Director of Norwest Holst, a subsidiary of Compagnie General des Eaux, and prior to that held management positions within subsidiaries of Pilkington plc.

          David Nish (39) joined ScottishPower in September 1997 as Deputy Finance Director and was appointed to the Board as Finance Director on 13 December 1999. He is responsible for the group’s Finance, Treasury, Taxation and Internal Audit functions. Prior to joining ScottishPower, he was a partner with Price Waterhouse. He is a member of the Institute of Chartered Accountants of Scotland and a member of its Qualifications Board.

          Alan Richardson (53) joined ScottishPower in July 1991 and was appointed to the Board on 1 April 1999. In November 1999 he was appointed Chief Executive Officer of PacifiCorp upon completion of the merger. He was formerly Managing Director Power Systems, with responsibility for the Distribution businesses in Scotland and Manweb. He was previously Director and General Manager of both The Bushing Company Limited and Reyrolle Limited. He is a Fellow of the Institution of Electrical Engineers. Since moving to the US, he has been appointed to the Oregon Business Council.

          Ken Vowles (58) joined ScottishPower in September 1990 and was appointed to the Board in September 1994. He is Executive Director UK Power Operations and is responsible in that capacity for Generation, Power Systems, Technology and Contracting Services, and for safety and environmental policy on a group–wide basis. He is also Chairman of Manweb. He has over 30 years’ experience of the power generation industry, having previously served with the Central Electricity Generating Board and with National Power plc. He is a Fellow of the Institution of Electrical Engineers, a Fellow of the Institution of Mechanical Engineers, and a member of the Power Generation Committee of the Association of Edison Illuminating Companies in the US.

Board of Directors

          Charles Berry and Alan Richardson joined the Board on 1 April 1999. Sir Ronald Garrick retired on 30 April 1999 and Duncan Whyte resigned from the Board on 31 May 1999. Charles Miller Smith was appointed Deputy Chairman on 1 August 1999, and then Chairman on 1 April 2000, following Murray Stuart’s retirement. Keith McKennon, Nolan Karras and Robert Miller joined the Board on 30 November 1999 and on 13 December 1999, David Nish was appointed Finance Director. In accordance with the Articles of Association, Charles Miller Smith, Keith McKennon, Nolan Karras, Robert Miller and David Nish retire from office at the Annual General Meeting and, being eligible, offer themselves for election. In addition, Sir Peter Gregson, Ewen Macpherson and Sir Ian Robinson retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Sir Ian Robinson has a service contract terminable by the company upon two years’ notice.

          For the purposes of the Annual Report on Form 20-F, the following are regarded as officers of the company.

Name	Title	Age	Date appointed to current post
Julian Brown	Director of Corporate Strategy	50	1 April 1997
Sue Clark	Director of Corporate Affairs	35	1 January 1996
Andrew Mitchell	Group Secretary	48	1 July 1993
Paul Pagliari	Group Human Resources Director	40	11 January 1999
James Stanley	Group Commercial and Legal Director	45	1 March 1996

Non-executive Directors

          Charles Miller Smith (60) joined the Board as Deputy Chairman on 1 August 1999 and was appointed Chairman on 1 April 2000. He is Chairman of ICI and a non-executive director of HSBC Holdings plc.

          Keith McKennon (66) joined the Board as Deputy Chairman on 30 November 1999. He is a director of PacifiCorp, and formerly served as Chairman from 1994 and as President and Chief Executive Officer from 1998 until November 1999. Prior to joining PacifiCorp, he had a long career with Dow Chemical Company until 1994. He is a director of the Oregon Historical Society and a member of the Oregon State University President’s Advisory Council.

          Mair Barnes (55) joined the Board in April 1998. She is a non-executive director of Abbey National plc and the South African companies, Wooltru Limited and Woolworths Holdings Limited, and was previously Managing Director of Woolworths plc.

          Sir Peter Gregson GCB (63) joined the Board in December 1996 and was nominated in 1999 as the senior independent non-executive director. He was previously Permanent Secretary of the Department of Energy from 1985 to 1989 and then Permanent Secretary of the Department of Trade and Industry until his retirement in June 1996. He is a non-executive director of Woolwich plc and Deputy Chairman of the Board of Companions of the Institute of Management.

          Nolan Karras (55) joined the Board as a non-executive director on 30 November 1999. He is a director of PacifiCorp, and formerly served as Chairman of the PacifiCorp Board’s Personnel Committee. He is President of The Karras Company, Inc., and a Registered Principal for Raymond James Financial Services. He is Chief Executive Officer of Western Hay Company, Inc., and a non-executive director of Beneficial Life Insurance Company and American General Savings Bank. He also served as a Member of the Utah House of Representatives from 1981 to 1990, and as Speaker of the Utah House of Representatives from 1989 to 1990.

          Ewen Macpherson (58) joined the Board in September 1996 and is Chairman of the Remuneration Committee. In July 1997, he retired as Chief Executive of 3i Group plc, which he joined in 1970. He is Chairman of Glynwed International plc and a non-executive director of Booker plc, Foreign & Colonial Investment Trust plc, The Law Debenture Corporation plc and Pantheon International Participations plc.

          Robert Miller (56) joined the Board as a non-executive director on 30 November 1999. He is a director of PacifiCorp, and formerly served as Chairman of the PacifiCorp Board’s Finance Committee. He was elected Chairman and Chief Executive Officer of Rite Aid Corp in December 1999, having previously been Vice Chairman of The Kroger Company from May to December 1999 and, prior to that, President and Chief Executive Officer of Fred Meyer, Inc., since 1997, and Chairman since 1991.

          John Parnaby CBE (62) joined the Board in September 1994 and is Chairman of the Audit Committee. He retired in October 1997 as Group Director and Director of Geared Systems Inc. of LucasVarity plc, having previously been Sector Managing Director and Group Director—Technology. He is a non-executive director of Jarvis plc. He is also a past President of the Institutions of Electrical and

          Manufacturing Engineers, a member of the Councils of the Royal Academy of Engineering and Aston University and a member of the Management Committee of the UK Government Innovative Manufacturing Initiative.

Members of the Audit Committee
John Parnaby (Chairman)
Sir Peter Gregson
Ewen Macpherson
Robert Miller
Charles Miller Smith

Members of the
Nomination Committee
Charles Miller Smith (Chairman)
Mair Barnes
Sir Peter Gregson
Keith McKennon
Sir Ian Robinson

Members of the
Remuneration Committee
Ewen Macpherson (Chairman)
Mair Barnes
Sir Peter Gregson
Nolan Karras
Keith McKennon
John Parnaby

           The company is committed to the highest standards of corporate governance and this statement describes how the relevant principles of governance are applied to the company. Throughout the year the company has been in compliance with t he provisions set out in the Combined Code for Corporate Governance as adopted by the London Stock Exchange.

Board of Directors

          There is a well-established division of authority and responsibility at the most senior level within the company through the separation of the roles of Chairman and Chief Executive. There are currently six executive and eight non-executive directors (including a non-executive Chairman) on the Board. Sir Peter Gregson is the senior independent non-executive director. With the exception of the Chairman, all non-executive directors are considered by the Board to be independent.

          The non-executive directors are from varied business and other backgrounds, and all directors have the benefit of induction visits and briefings following their appointment to the Board. Their experience allows them to exercise independent judgement on the Board and their views carry substantial weight in Board decisions. They contribute to the company’s strategy and policy formulation, in addition to monitoring its performance and its executive management. The non- executive directors are appointed for a specified term; reappointment is not automatic, and each non-executive director’s position is subject to review prior to the expiry of his or her term of office.

          The Board meets on a regular basis and has a schedule of matters concerning key aspects of the company’s activities which are reserved to the Board for decision. The Board exercises full control over strategy, investment and capital expenditure. In addition, individual executive directors have specific responsibilities for such matters as health, safety, environment and regulation. All directors have access to the Company Secretary, who is responsible for ensuring that all Board procedures are observed. Any director wishing to do so, in furtherance of his or her duties, may take independent professional advice at the company’s expense.

Board Committees

          The Board has four principal standing committees: namely, the Audit Committee, Nomination Committee, Remuneration Committee and Executive Management Committee. The composition, purpose and function of each of these committees are described below.

Audit Committee

          The Audit Committee is comprised of non-executive directors only and is chaired by John Parnaby. It has a remit to review the company’s accounting policies, internal control and financial reporting, and makes recommendations on these matters to the Board for decision. It also considers the appointment and fees of the external auditors.

Nomination Committee

          The Nomination Committee is chaired by the Chairman of the Board with, as members of the Committee, the Chief Executive and three independent non-executive directors. It has a remit to consider and make recommendations to the Board on all new appointments of directors, having regard to the overall balance and composition of the Board; to consider and approve the remit and responsibilities of the executive directors; and to review and advise upon issues of succession planning and organisational development.

Remuneration Committee

          The Remuneration Committee is comprised exclusively of independent non-executive directors and is chaired by Ewen Macpherson. It has a remit to consider and make recommendations on Board remuneration policy and, on behalf of the Board, to determine specific remuneration packages for each of the executive directors. In discharging its remit, the Committee has regard to the provisions of the Combined Code and has as an objective the aim of providing packages to attract, retain and motivate executive directors of the quality required; to judge the company’s position in matters of remuneration policy and practice relative to other companies; and to take into account wider issues of pay-setting. It also has responsibility for the company’s bonus and incentive schemes. The Remuneration Report for 1999-00 is set out on pages 64 to 70.

Executive Management Committee

          The Executive Management Committee comprises the Chief Executive and all other executive directors, together with the Group Human Resources Director and, in attendance, the Company Secretary. Operational control and implementation of group strategy and policy are responsibilities delegated by the Board to the Chief Executive, who is supported by the Committee in the discharge of these functions. Major issues and decisions are reported monthly to the Board.

Internal Control

          The Combined Code has introduced a requirement that the directors review the effectiveness of the group’s system of internal control, including operational, compliance and risk management as well as financial controls. In September 1999, the Institute of Chartered Accountants in England & Wales issued ‘Internal Control: Guidance for Directors on the Combined Code’ (“the Guidance”) otherwise referred to as the ‘Turnbull report’. This Guidance was issued with the support and endorsement of the London Stock Exchange and provides guidance to permit compliance with principle D2 of the Combined Code.

          In response to the publication of the above Guidance, the directors have reviewed the existing processes for identifying and evaluating the significant risks affecting the business and the adequacy of the prevention, monitoring and modification practices in place for those risks.

           As a result of this review the risk management methodology has been enhanced to provide a clearer link between the management of risk and the achievement of business objectives, with defined responsibilities for the management of those risks. The methodology now provides the framework to ensure that key controls are embedded into business processes. The risk management and internal control system will allow the directors to fully comply with the Combined Code within the accounting period ending 31 March 2001.

          In November 1999 Thus was floated on the London Stock Exchange and its Annual Report in respect of the year ended 31 March 2000 describes the system of internal control in operation. The directors of Thus have adopted the transitional approach for compliance with the Combined Code as set out in the letter from the London Stock Exchange at the end of September 1999. The directors of Thus expect to be fully compliant with the requirements of the Combined Code as regards internal control by the middle of the year ending 31 March 2001. For PacifiCorp, immediate action was taken to secure controls over critical areas of risk following completion of the acquisition in November 1999; the full process of risk management described above will be implemented in the year ending 31 March 2001.

          In reporting on internal control, the directors have adopted the transitional approach in respect of the Combined Code as set out in the Guidance from the London Stock Exchange at the end of September 1999 and confirm that they have reviewed the effectiveness of the group’s systems of internal financial control. The key features of the control system in operation which accord with that Guidance are described below.

Control Environment

          The company is committed to ensuring that a proper control environment is maintained. There is a commitment to competence and integrity, and to the communication of ethical values and control consciousness to managers and employees. Human Resources policies underpin that commitment by a focus on enhancing job skills and promoting high standards of probity among staff. In addition, the appropriate organisational structure has been developed within which to control the businesses and to delegate authority and accountability, having regard to acceptable levels of risk.

Identification and Evaluation of Risks and Control Objectives

          The company’s strategy is to follow a prudent risk policy, effectively managing exposures where appropriate. The Executive Management Committee undertakes a specific exercise quarterly to identify and assess the key risks to the group and to assess the adequacy of the prevention, monitoring and modification practices in place for those risks. The managing directors of each business and corporate function heads are required to undertake the same process using a consistent and well defined methodology in respect of their business or function and to report the results to the Executive Management Committee which is responsible for reviewing the output for completeness and accuracy. The consolidated results of these reviews are reported to the Board to enable the directors to review the effectiveness of the system of internal control. Regular reports about significant risks and associated control and monitoring procedures are made to the Executive Management Committee. It is a key requirement of the procedures that a written certificate is provided annually by the Managing Director and Finance Manager of each business confirming that they have reviewed the effectiveness of the system of internal control during the year.

Information and Communication

          Business managing directors report regularly on operating performance to the relevant executive director with line responsibility. A monthly report is prepared for the Executive Management Committee and for the Board on the performance of the group and its businesses. The report compares actual results with budgets and forecasts and covers key performance indicators, both financial and non–financial.

Control Procedures

          Accounting policies for the group are set out in a finance policies and procedures manual. There is a formal process throughout the group by which specific levels of delegated authority to incur capital and revenue expenditure are set, and there are well–established procedures for the preparation, approval and monitoring of budgets. The effectiveness of controls over the key transaction cycles, and the exercise of delegated authority, are subject to regular internal audit. Periodic detailed review by the Finance Director of the accounting records of each business reinforces a focused approach to control throughout the group’s finance functions. Energy trading is monitored by the Risk Committees, and the Investment Committees review major capital expenditure projects. In addition, the group has established procedures to ensure compliance with laws and regulations which have significant financial implications and employs specialist staff to deal with legal, regulatory, environmental, human resource, health and safety matters.

Monitoring and Corrective Action

          The Executive Management Committee reviews quarterly the key risks facing the group and the controls and monitoring procedures for these. Operation of the group’s control and monitoring procedures is reviewed and tested by the group’s internal audit function under the supervision of the Head of Internal Audit, reporting to the Finance Director and with access to the Chairman of the Audit Committee. Internal audit reports and recommendations on the group’s procedures are reviewed regularly by the Audit Committee. As part of their external audit responsibilities, the external auditors also provide reports to the Audit Committee on the operation of the group’s internal financial control procedures.

Remuneration Committee

          The ScottishPower Board is responsible for determining the remuneration policy for the ScottishPower group. The Remuneration Committee determines the detail of remuneration arrangements for executive directors and reviews proposals in respect of other senior executives. The Remuneration Committee consists of independent non–executive directors. Its members, who have no personal financial interest, other than as shareholders, in the matters considered by the Committee, are Ewen Macpherson (Chairman), Mair Barnes, Sir Peter Gregson, Nolan Karras, Keith McKennon and John Parnaby. The Committee is advised internally and externally, in order to assist in determining and developing its policies. Committee members are paid a fee and expenses, but do not receive any other remuneration from the company. Details of the remuneration of all non–executive directors are set out in Table 20. The Committee’s policy and disclosures on directors and senior management remuneration are set out below. Following the flotation of Thus in November 1999, in accordance with good corporate governance principles, the Thus Board has established a separate Remuneration Committee which determines the details of remuneration arrangements for that company.

Executive Remuneration Policy

          ScottishPower’s remuneration policy is to ensure that the rewards for executives and directors attract and retain executives of high quality, who have the requisite skills and are incentivised to achieve performance which exceeds that of our competitors. Furthermore, the objective is to ensure that incentive schemes are in line with best practice and promote the interests of our shareholders.

          The Committee considers the introduction of a Personal Shareholding Policy for executives and senior managers to be in the best interests of shareholders. Concurrent with the introduction of proposed changes in the Long Term Incentive Plan the company proposes to introduce a Personal Shareholding Policy, further aligning the interests of executives and senior managers with those of shareholders. Under this policy, executive directors will normally be expected to build up and retain a minimum holding of shares with a value of the order of their annual base salary. The Chief Executive will normally be expected to build up and retain a higher multiple of the order of one and one–half times annual base salary.

          In setting remuneration levels, the Committee commissioned an independent evaluation of the roles of the executive, and also of the next levels of management within the company. The Committee has also continued to take independent advice from external remuneration consultants on market–level remuneration, based on comparison with companies of similar size and complexity. In considering the comparator companies, the consultants have included a number of other utilities but have not restricted their study solely to utilities.

          After careful consideration, the Committee is of the view that the remuneration policy stated for the company is appropriate. In line with its objectives to build an international multi–utility business, ScottishPower has recruited a number of executives with key business skills, and hence a reward structure broadly equivalent to other large UK listed companies with international operations is necessary.

Competitiveness of Remuneration

          The Committee believes that to attract and retain key executives of high calibre, the remuneration package it offers must be market–competitive. The remuneration strategy is to adopt a market median position on all senior management remuneration packages and to provide packages above the market median only where supported by demonstrably superior personal performance. As the company evolves and establishes a presence in new business sectors, such as e–businesses, remuneration packages will be developed to reflect the prevailing market practice in each business environment. This positioning will be established drawing on advice from independent remuneration consultants and internal advisers.

          The Committee takes a balanced view of remuneration, considering each element relative to the market and, in the past, has realigned elements of the package to reflect market conditions or changes in market practice. In the last five years, annual bonus arrangements have been further strengthened, so that targets reflect shareholder value and focus on improvements to business performance. In July 1996, shareholders approved the introduction of a Long Term Incentive Plan, which replaced all future grants of executive share options.

Base Salaries

          The Committee sets the base salary for each executive director by reference to individual performance through a formal appraisal system and to external market data, based on job evaluation principles and reflecting similar roles in other comparable companies.

Annual Performance–related Bonus

          Executive directors and senior management participate in the company’s performance–related pay schemes. All payments under the schemes are non–pensionable and non–contractual and are subject to the approval of the Committee.

          The 1999–00 scheme for executive directors provided a bonus of a maximum of 50% of salary, with up to a maximum of 25% of base salary determined by the company’s performance. Measurement is by reference to a matrix of performance against targets of earnings per share and return on capital employed, to reflect shareholder value. The balance of the bonus, a maximum of 25% of base salary, is linked to each executive’s achievement of key strategic objectives, both short-term and long-term. Objectives are set annually and performance against these is reviewed on a six-monthly basis.

          The bonus structure is reviewed annually to ensure that it reflects the priorities of the business. The 1999-00 review of annual bonus arrangements confirmed that, while these forms of arrangement are widespread within the UK, the amounts achievable at the ‘on target’ and maximum levels of performance required adjustment to bring them more into line with the FTSE 100 comparator group. As a consequence, the bonus maximum for executive directors in the coming year (2000-01) will be 75% of base salary. One-half of the bonus will be determined by measurement against earnings per share performance targets. The balance of the bonus is linked to each executive’s achievement of key strategic objectives.

          Objectives are set annually and performance against these is reviewed on a six-monthly basis. In order to strengthen the alignment with shareholder interests, concurrent with this change, two-thirds of any bonus payment will be paid as previously and the remaining one-third will be paid in shares, the receipt of which will be deferred for a three-year period.

          Executive directors did not participate in the Inland Revenue-approved Profit Related Pay Scheme which was introduced in April 1995. The Profit Related Pay Scheme ceased to operate on 31 March 2000.

Share Option Schemes

          The company no longer operates an executive share option scheme. The last grant of executive share options to executive directors was in May 1995. The share option scheme was replaced by the company’s Long Term Incentive Plan. Existing options remain exercisable.

          The company operates a savings-related share option scheme (“the Sharesave Scheme”), which is open to all UK-based permanent employees. Under this scheme, options are granted over ScottishPower shares at a discount of 20% from the prevailing market price at the time of grant to eligible employees who agree to save up to £250 per month over a period of three or five years.

          The Sharesave Scheme was introduced in 1991 for a period of 10 years. If the scheme is to continue beyond 2001, the approval of shareholders is required. A resolution is therefore proposed for shareholders to approve a new Sharesave Scheme to replace the existing Scheme. The resolution is contained in the Notice of the Meeting together with a description of the Scheme.

Long Term Incentive Plan

          The company operates a Long Term Incentive Plan for executive directors and other senior managers. The plan links the management rewards to shareholders’ interests, and focuses on long-term corporate performance.

          Under the current plan, awards to acquire shares in ScottishPower at nil or nominal cost are made to the participants up to a maximum value equal to 60% of base salary. The award will vest only if the Committee is satisfied that certain performance measures are met. These relate to the sustained underlying financial performance of the company and customer service standards, including those set by Ofgem and OFWAT.

          The number of shares which vest is dependent upon the company’s comparative total shareholder return performance, over a three-year performance period. Half of each award will be measured against the constituent companies of the FTSE 100 Index and half against the electricity and water sectors.

          The current arrangements provide for a percentage of each half of the award to vest depending upon the company’s ranking within the relevant comparator group as follows: 100% if the company ranks in the top decile; 90% if the company ranks in the second decile; 80% if the company ranks in the third decile; 60% if the company ranks in the fourth decile; 40% if the company ranks in the fifth decile; and no award is made if the company ranks in the sixth decile or lower.

          Following vesting, the existing awards must be held for a further year before they may be exercised. The plan participant may acquire the vested shares at any time after the fourth year up to the seventh year after the grant of the award.

          It is some four years since the current Long Term Incentive Plan was introduced and since then there have been changes in both market practice and the structure and scale of our business. With the acquisition of PacifiCorp some 40% of the company’s revenues are now generated in the United States. The Board believes the company must have in place incentive plans that are competitive for senior executives with international responsibilities.

          The approval of shareholders is being sought at the Annual General Meeting on 28 July 2000 for amendments to our Long Term Incentive Plan to bring them more into line with long-term incentive arrangements operated by major UK companies. The following amendments are being proposed to shareholders: to make an increase in the maximum award for executive directors from the current level of 60% to 75% of annual base salary; for awards to become exercisable after the third anniversary of grant; and to permit, at the discretion of the Remuneration Committee, the early exercise of an award where a participant, whose employment has ceased and whose award would have been exercisable, dies prior to the exercise of that award.

          A resolution is contained in the Notice of Meeting, which contains a description of the proposed amendments.

All-Employee Share Ownership Plan

          The Government has announced plans to introduce a new Inland Revenue approved all-employee share ownership plan for UK-based employees with a minimum of 12 months’

service. The legislation required to establish the plan is expected to be enacted in July or August 2000. The approval of shareholders to establish an All–Employee Share Ownership Plan (ESOP) is being sought at the Annual General Meeting on 28 July 2000, conditional upon Inland Revenue approval, which will itself be conditional upon the enactment of the enabling legislation. A resolution is contained in the Notice of Meeting together with a description of the proposed plan.

Pension

          The executive directors, and other senior management of the company, are provided with pension benefits through the company’s main pension scheme, and through an executive top–up pension plan which provides a maximum pension of two–thirds of final salary on retirement at age 63, reduced where service to age 63 is less than 20 years. Pensionable salary is base salary in the 12 months prior to leaving the company.

          Individuals who joined the company on or after 1 June 1989 are subject to the Inland Revenue earnings cap, introduced by the Finance Act 1989. Entitlement above the cap cannot be provided through the company’s approved pension benefits, and therefore arrangements on an unapproved basis have been made to provide total benefits for executives affected by the legislation as though there was no cap. The total liability in respect of executives and senior employees arising in relation to unapproved benefits accrued for service for the year to 31 March 2000 was £600,000.

          The normal retirement age is 63, apart from the Chief Executive who has a planned retirement age of 60 by special agreement at the time he joined the company. The planned retirement date for the Chief Executive is May 2002. The Trustee body of the Executive Top-Up Plan is chaired by the Chairman of the company. The Committee has reported the pension expense in accordance with the requirements of the London Stock Exchange. Pension costs detailed in the Accounts are calculated as the cost of providing benefits accrued in 1999-00.

Benefits

          Executive directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car, fuel, private medical provision and permanent health insurance. Senior executives, depending upon grade, are eligible for certain of these benefits.

          As with salary, the level of benefits is reviewed annually through surveys from independent consultants. Practice varies as to the composition of these items amongst the comparator group and the company’s benefits are broadly in line with the practice of the group. The company provides all levels of UK staff, including executive directors and certain pensioners, with a discount on merchandise sold by its Appliance Retailing business.

Service Contracts

          Existing executive directors appointed before 1 April 1999 have service contracts terminable by the company on two years’ notice (prior to September 1994, notice periods were three years) and by the individuals concerned on 12 months’ notice. The Committee believes that it remains appropriate for these executive directors to continue to be on two–year rolling contracts. Executive directors Charles Berry, David Nish and Alan Richardson were appointed to the Board on or after 1 April 1999; these appointments have service contracts terminable on one year’s notice from both parties.

          None of the executive directors’ service contracts provides for pre–determined amounts of compensation in the event of early termination. The company’s policy on early termination is to emphasise the duty to mitigate to the fullest extent practicable. Senior managers within the company have notice periods ranging from six months to one year.

External Non-executive Appointments

          The company encourages its directors to become non–executive directors of other companies, provided that these are not with competing companies, are not likely to lead to any conflicts of interest, and do not require extensive commitments of time which would prejudice their roles within ScottishPower. This serves to add to their personal and professional experience and knowledge, to the benefit of ScottishPower. Any fees derived from such appointments may be retained by the executives.

Remuneration Policy for Non-executive Directors

          The remuneration of non–executive directors is determined by the Board and consists of fees for their service in connection with the Board and Board Committees. Additional fees are also payable for chairing Board Committees. The non–executive directors do not have service contracts, are not members of the company’s pension scheme and do not participate in any bonus, share option or other profit or long–term incentive scheme. Full details of the remuneration of the directors are contained in Table 20.

Compensation of Directors and Officers

          For US reporting purposes, it is necessary to provide information on compensation and interests for directors and officers. The aggregate amount of compensation paid by the group to all directors and executive officers of ScottishPower, as a group, was £4,284,126.

          During 1999–00 the aggregate amount set aside or accrued by the group to provide pension, retirement or similar benefits for directors and officers of ScottishPower pursuant to any existing plan provided or contributed to by the group was £846,100.

Interest of Management in Certain Transactions

          There have been no material transactions during the group’s three most recent financial years, nor are there presently proposed to be any material transactions to which ScottishPower or any of its subsidiaries was or is a party and in which any director or executive officer, or 10% shareholder, or any relative or spouse thereof or any relative of such a spouse, who had the same home as such person or who is a director or executive officer of any parent or subsidiary of ScottishPower, has or is to have a direct or indirect material interest.

          During the group’s three most recent financial years there has been no, and at present there is no, outstanding indebtedness to ScottishPower or any of its subsidiaries owed or owing by any director or executive officer of the group or any associate thereof.

Directors’ Interests

          Other than as disclosed, none of the directors had a material interest in any contract of significance with the company and its subsidiaries during or at the end of the financial year. The directors’ interests, all beneficial, in the ordinary shares of the company, including interests in options under the company’s Executive and Sharesave Schemes and awards under the Long Term Incentive Plan, are shown on pages 68 to 70.

Directors’ and Officers’ Liability Insurance

          The company maintains liability insurance for the directors and officers of the company and its subsidiaries.

Directors’ Emoluments and Interests

Total Emoluments

          Table 20 provides a breakdown of the total emoluments of the Chairman and all the directors in office during the year ended 31 March 2000.

Directors’ Pension Benefits

          Details of pension benefits earned by the executive directors during the year are shown in Table 21.

Table 20—Directors’ Emoluments 1999–00

	Basic salary £	Bonuses £	Benefits in kind £	Total 2000 £	Total 1999 £
Chairman and executive directors Murray Stuart (retired 31 March 2000)	211,667	—	17,963	229,630	216,863
Sir Ian Robinson	448,000	221,000	19,611	688,611	515,293
Ian Russell	356,667	247,125	24,705	628,497	426,985
Charles Berry (appointed 1 April 1999)	186,667	72,333	15,960	274,960	—
Mike Kinski (resigned 7 April 1998)	—	—	—	—	13,276
David Nish (appointed 13 December 1999)	60,109	26,298	4,335	90,742	—
Alan Richardson (appointed 1 April 1999)*	186,667	107,000	1,694	295,361	—
Ken Vowles	256,667	99,458	12,583	368,708	280,193
Duncan Whyte (resigned 31 May 1999)	39,167	—	2,515	41,682	316,920

	1,745,611	773,214	99,366	2,618,191	1,769,530

Non–executive directors (fees and expenses)
Keith McKennon (appointed 30 November 1999)	21,511	—	11,264	32,775	—
Charles Miller Smith (appointed 1 August 1999)	41,333	—	1,461	42,794	—
Mair Barnes	29,000	—	1,997	30,997	28,462
Sir Ronald Garrick (retired 30 April 1999)	2,958	—	—	2,958	30,555
Nolan Karras (appointed 30 November 1999)	9,243	—	10,638	19,881	—
Sir Peter Gregson	32,500	—	2,412	34,912	33,375
Ewen Macpherson	36,500	—	2,007	38,507	36,412
Robert Miller (appointed 30 November 1999)	9,243	—	—	9,243	—
John Parnaby	35,875	—	3,748	39,623	31,715

Total	1,963,774	773,214	132,893	2,869,881	1,930,049

*

Other emoluments—executive directors

Alan Richardson received an additional £124,300 in respect of foreign service allowance and other essential costs associated with his assignment as CEO, PacifiCorp, based in the United States of America.

The emoluments of the highest paid director (Sir Ian Robinson) excluding pension contributions were £688,611 (1999 £515,293). In addition, gains on exercise of share options during the year by Sir Ian Robinson amounted to £nil (1999 £592,966). Pensions contributions made by the company under approved pension arrangements for Sir Ian Robinson amounted to £nil (1999 £nil). Sir Ian Robinson also has an entitlement under the unapproved pension benefits described further in Table 21, note (iii). The total liabilities for the 15 executives and senior employees arising in relation to unapproved benefits for service for the year to 31 March 2000 was £600,000 (1999 £448,600). All benefits for the above are provided on a defined benefit basis.

Remuneration Report of the Directors

          Table 21—Defined Benefits Pension Scheme 1999-00

	Transferred in benefits £	Additional pension earned in the year £	Accrued entitlement £	Transfer value of increases after indexation (net of directors’ contribution) £
Chairman and executive directors Murray Stuart (retired 31 March 2000)	—	—	—	—
Sir Ian Robinson	124,990	43,582	226,904	799,754
Ian Russell	9,788	20,331	73,746	249,308
Charles Berry (appointed 1 April 1999)	—	15,391	45,830	193,868
David Nish (appointed 13 December 1999)	16,931	7,297	28,099	66,490
Alan Richardson (appointed 1 April 1999)	—	17,275	55,148	265,504
Ken Vowles	109,347	29,295	154,000	481,960
Duncan Whyte (resigned 31 May 1999)	66,036	62	113,725	—

(i)	The accrued entitlement of the highest paid director (Sir Ian Robinson) was(pound)226,904 (1999(pound)180,080).
(ii)
The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. Members of the group’s schemes have the option of paying additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(iii)
Executives who joined the company on or after 1 June 1989 are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the company’s approved schemes due to the earnings cap are provided through unapproved pension arrangements. Full details are included in the Remuneration Report. The pension benefits disclosed above include approved and unapproved pension arrangements.

(iv)	The pension figures for David Nish allow for a full year’s pension accrual.
(v)	The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at December 1999 (1.8%) except in the case of Duncan Whyte who left service on 31 May 1999.
(vi)	The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less directors’ contributions.
(vii)	Transferred in benefits represent pension rights accrued in respect of previous employments.

Table 22—Directors’ Interests in Shares as at 31 March 2000

	Ordinary Shares as at		Share Options (Executive) as at				Share Options (Sharesave) as at
	31.3.00	1.4.99 or date of appointment	31.3.00		1.4.99 or date of appointment		31.3.00	1.4.99 or date of appointment
Murray Stuart (retired 31.3.00)	15,000	15,000	—		—		—	—
Sir Ian Robinson	67,412	57,412	—		—		6,581	6,581
Ian Russell	25,912	15,612	—		—		—	6,300
Charles Berry (appointed 1.4.99)	3,520	—	—		5,134		2,232	3,849
David Nish (appointed 13.12.99)	2,250	—	—		—		2,215	2,215
Alan Richardson (appointed 1.4.99)	5,107	295	1,450		1,450		4,457	5,404
Ken Vowles	119,327	117,327	—		—		5,501	5,501
Keith McKennon (appointed 30.11.99)	111,462	111,462	580,000	+	580,000	+	—	—
Charles Miller Smith (appointed 1.8.99)	11,000	—	—		—		—	—
Mair Barnes	1,400	—	—		—		—	—
Nolan Karras (appointed 30.11.99)	15,331	15,331	—		—		—	—
Sir Peter Gregson	975	905	—		—		—	—
Ewen Macpherson	5,000	5,000	—		—		—	—
Robert Miller (appointed 30.11.99)	9,944	9,944	—		—		—	—
John Parnaby	7,002	6,692	—		—		—	—

	Long Term Incentive Plan as at
	31.3.00		1.4.99 or date of appointment
	Vested**	Potential*	Potential**
Murray Stuart (retired 31.3.00)	—	—	—
Sir Ian Robinson	36,072	142,689	147,295
Ian Russell	27,055	106,617	107,279
Charles Berry (appointed 1.4.99)	9,420	43,346	37,810
David Nish (appointed 13.12.99)	—	22,210	22,210
Alan Richardson (appointed 1.4.99)	9,661	44,863	39,672
Ken Vowles	19,324	78,194	77,869
Keith McKennon (appointed 30.11.99)	—	—	—
Charles Miller Smith (appointed 1.8.99)	—	—	—
Mair Barnes	—	—	—
Nolan Karras (appointed 30.11.99)	—	—	—
Sir Peter Gregson	—	—	—
Ewen Macpherson	—	—	—
Robert Miller (appointed 30.11.99)	—	—	—
John Parnaby	—	—	—

*
These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

**
These shares represent the number of shares the directors are entitled to receive when the Long Term Incentive Plan award is exercisable after the fourth anniversary of grant calculated according to the performance criteria measured over the three-year performance period.

+
On 9 February 1999, PacifiCorp granted to Keith McKennon under the PacifiCorp Stock Incentive Plan, stock options to acquire 250,000 shares of PacifiCorp Common Stock at an option price of $19 with a three-year vesting period, (commencing one year after the grant date) and a 10-year exercise period. Following the completion of the merger with PacifiCorp, these options were converted to options to acquire 145,000 ScottishPower ADSs. One ScottishPower ADS equates to four ordinary shares and therefore the option, expressed in ordinary shares is over 580,000 ordinary shares.

Table 23—Directors’ Interests in Performance and Other Share Plans

	At 1 April 1999 (or date of appointment if later)	Granted	Exercised	Lapsed#	At 31 March 2000	Option exercise price (pence)	Date exercised	Market price at date of exercise	Date from which exercisable	Expiry date
Long Term Incentive Plan
Sir Ian Robinson	51,533	—	—	15,461	36,072	nil			9 Aug 00	8 Aug 03
	53,846	—	—	—	53,846	nil			16 May 01	15 May 04
	41,916	—	—	—	41,916	nil			7 May 02	6 May 05
		46,927	—	—	46,927	nil			10 May 03	9 May 06

	147,295	46,927	—	15,461	178,761

Ian Russell	38,650	—	—	11,595	27,055	nil			9 Aug 00	8 Aug 03
	36,923	—	—	—	36,923	nil			16 May 01	15 May 04
	31,706	—	—	—	31,706	nil			7 May 02	6 May 05
		37,988	—	—	37,988	nil			10 May 03	9 May 06

	107,279	37,988		11,595	133,672	—

Charles Berry (appointed 1 April 1999)	13,458	—	—	4,038	9,420	nil			9 Aug 00	8 Aug 03
	13,269	—	—	—	13,269	nil			16 May 01	15 May 04
	11,083	—	—	—	11,083	nil			7 May 02	6 May 05
		18,994	—	—	18,994	nil			10 May 03	9 May 06

	37,810	18,994	—	4,038	52,766

David Nish (appointed 13 December 1999)	10,479	—	—	—	10,479	nil			7 May 02	6 May 05
	11,731	—	—	—	11,731	nil			10 May 03	9 May 06

	22,210	—	—	—	22,210

Alan Richardson (appointed 1 April 1999)	13,803	—	—	4,142	9,661	nil			9 Aug 00	8 Aug 03
	14,423	—	—	—	14,423	nil			16 May 01	15 May 04
	11,446	—	—	—	11,446	nil			7 May 02	6 May 05
		18,994	—	—	18,994	nil			10 May 03	9 May 06

	39,672	18,994	—	4,142	54,524

Ken Vowles	27,607	—	—	8,283	19,324	nil			9 Aug 00	8 Aug 03
	27,692	—	—	—	27,692	nil			16 May 01	15 May 04
	22,570	—	—	—	22,570	nil			7 May 02	6 May 05
		27,932	—	—	27,932	nil			10 May 03	9 May 06

	77,869	27,932	—	8,283	97,518

Footnote

Awards made to directors under the Long Term Incentive Plan on 5 May 2000 were as follows: Sir Ian Robinson 58,153; Ian Russell 45,000; Charles Berry 25,384; David Nish 23,076; Alan Richardson 25,384; Ken Vowles 31,153.

Executive Share Option Scheme Charles Berry (appointed 1 April 1999)	659	—	659	—	—	454.8	11 May 99	554.5	17 Dec 96	16 Dec 03
	4,475	—	4,475	—	—	335.0	11 May 99	554.5	12 May 98	11 May 05

	5,134	—	5,134	—	—

Alan Richardson (appointed 1 April 1999)	1,450	—	—	—	1,450	454.8			17 Dec 96	16 Dec 03

PacifiCorp Stock Incentive Plan+
Keith McKennon (appointed 30 November 1999)	580,000	—	—	—	580,000	514.7			9 Feb 03	9 Feb 09

#
During the year, the performance period for awards granted under the Long Term Incentive Plan in 1996 ended and, on the basis of the company’s total shareholder return, 30% of shares under awards lapsed and 70% of shares under awards vested. However, awards may not be exercised until the fourth anniversary of the grant and are exercisable until the seventh anniversary.

+
On 9 February 1999, PacifiCorp granted to Keith McKennon, under the PacifiCorp Stock Incentive Plan, stock options to acquire 250,000 shares of PacifiCorp Common Stock at an option price of $19 with a three-year vesting period (commencing one year after the grant date) and a 10-year exercise period. Following the completion of the merger with PacifiCorp, these options were converted to options to acquire 145,000 ScottishPower ADSs. One ScottishPower ADS equates to four ordinary shares and therefore the option, expressed in ordinary shares, is over 580,000 ordinary shares. The ADS option price has been divided by the ADS ratio of four and converted to sterling at the closing exchange rate on 31 March 2000.

	At 1 April 1999 (or date of appointment if later)	Granted	Exercised	Lapsed#	At 31 March 2000	Option exercise price (pence)		Date exercised	Market price at date of exercise	Date from which exercisable	Expiry date
Sharesave Scheme
Sir Ian Robinson	6,581	—	—	—	6,581	262.1				1 Sept 00	28 Feb 01

Ian Russell	6,300	—	6,300	—	—	273.8		29 Sept 99	547.0	1 Sept 99	29 Feb 00

Charles Berry	2,520	—	2,520	—	—	273.8		6 Sept 99	590.0	1 Sept 99	29 Feb 00
(appointed 1	1,329	—	—	—	1,329	440.0	*			1 Sept 01	28 Feb 02
April 1999)		903	—	—	903	429.0	*			1 Sept 02	28 Feb 03

	3,849	903	2,520	—	2,232

David Nish (appointed 13 December 1999)	2,215	—	—	—	2,215	440.0				1 Sept 01	28 Feb 02

Alan Richardson (appointed 1 April 1999)	2,520	—	2,520	—	—	273.8		4 Oct 99	557.0	1 Sept 99	29 Feb 00
	1,316	—	—	—	1,316	262.1				1 Sept 00	28 Feb 01
	1,568	—	—	—	1,568	440.0				1 Sept 03	29 Feb 04
		1,573	—	—	1,573	429.0				1 Sept 04	28 Feb 05

	5,404	1,573	2,520	—	4,457

Ken Vowles	3,933	—	—	—	3,933	263.1				1 Sept 01	28 Feb 02
	1,568	—	—	—	1,568	440.0				1 Sept 03	29 Feb 04

	5,501	—	—	—	5,501

*	Denotes options granted under a three-year scheme

Notes

(i)	The market price of the shares at 31 March 2000 was 508.0 pence and the range during 1999-00 was 359.5 pence to 601.5 pence.
(ii)
The Long Term Incentive Plan supersedes the Executive Share Option Scheme, and annual awards to acquire shares in ScottishPower at nil or nominal cost are made to the plan participants up to a maximum value equal to 60% of base salary. The award will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and improvements in certain OFFER/Ofgem published Customer Service Standards and OFWAT published levels of service are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. Assuming that such targets have been achieved, the number of shares that can be acquired will be dependent upon how the company ranks in terms of its total shareholder return performance over a three-year period, in comparison to the constituent companies of the FTSE 100 Index and the electricity and water sectors. A percentage of each half of the award will vest depending upon the company’s ranking within each of the relevant comparator groups. The plan participant may acquire the shares in respect of the percentage of the award which has vested at any time after the fourth year up to the seventh year after the grant of the award. No dividends accrue to participants prior to vesting.

(iii)
The option price of executive share options was based on the middle-market share price on the day immediately preceding the date of grant. For Sharesave options, the option price is calculated in the same way at the date of invitation and discounted by 20% in accordance with the Inland Revenue rules for such schemes.

(iv)
The options initially granted to each executive director under the Executive Share Option Scheme were based on a multiple of three times in respect of the executive directors, which is in accordance with the limits set out in current guidelines. Subsequent grants of options were made to reflect increases in directors’ basic salary levels, following periodic review by the Remuneration Committee of the performance of the company and the executive directors individually. Executive options are normally exercisable in a manner which does not attract an income tax liability provided that exercise occurs between three and 10 years after the date of grant and at least three years have elapsed from the date of the last ‘tax relieved’ exercise. Total gains made on exercise of directors’ share options during the year were (pound)42,796 (1999 (pound)592,966).

(v)
The number of options granted to a director under the Sharesave Scheme is calculated by reference to the total amount which the director agrees to save for a period of three or five years under an Inland Revenue-approved savings contract, subject to a current maximum of (pound)250 per month. Options under the Sharesave Scheme are, subject to a few exceptions, exercisable within a period of six months from the date of completion of the savings contract.

(vi)	Duncan Whyte resigned from the Board on 31 May 1999, and his 3,109 Sharesave Options and 93,453 Long Term Incentive Plan awards lapsed.

Directors’ Responsibility for the Accounts

          The directors are required by law to prepare Accounts for each financial year and to present them annually to the company’s members at the Annual General Meeting. The Accounts, of which the form and content are prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year, and of the group’s profit or loss for the period.

          The directors confirm that suitable Accounting Policies have been used and applied consistently, and that reasonable and prudent judgements and estimates have been made in the preparation of the Accounts for the year ended 31 March 2000. The directors also confirm that applicable accounting standards have been followed and that the Accounts have been prepared on the going concern basis.

          The directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the company and of the group and to prevent and detect fraud or any other irregularities.

Auditors

          PricewaterhouseCoopers have expressed their willingness to continue in office and a resolution to reappoint PricewaterhouseCoopers as the company’s auditors will be proposed at the Annual General Meeting.

Report of the Directors

          The Report of the Directors comprising the statements and reports set out on pages 1 to 70 has been approved by the Board and signed on its behalf by

/S / ANDREW MITCHELL

Andrew Mitchell
Secretary

4 May 2000

Accounts 1999–00

Accounting Policies and Definitions

Business segment definitions

          ScottishPower defines business segments for management reporting purposes based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate.

          The business segments of the group are defined as follows:

United Kingdom

Generation Wholesale

          The generation of electricity from the group’s own power stations, the purchase of external supplies of energy for sale to other business segments of the group and the sale of electricity to other public electricity suppliers and to the Pool in England & Wales.

Power Systems

          The transmission and distribution businesses in Scotland and the distribution business of Manweb operating in Merseyside and North Wales and, specifically, the transportation of units of electricity from the power stations through the transmission and distribution networks to customers in Scotland and to customers in England & Wales through the Anglo-Scottish Interconnector.

Energy Supply

          The sale of energy to customers, together with related billing and collection activities.

Southern Water

          The provision of water and wastewater services in the south–east of England, together with related billing and collection activities.

Telecoms

          The provision of telecommunications services, Internet access and information services to national corporates, small and medium-sized enterprises and residential customers. For the year ended 31 March 2000 this segment comprises Thus plc as well as the operations of the mobile telephone business which was sold during the financial year and the fixed radio access telephony operations from which the group withdrew in 1999–00.

Other

          The retailing and servicing of domestic electrical goods and home entertainment appliances, the provision of electrical contracting, consultancy and corporate services, gas trading and the businesses of the company’s other UK subsidiary and associated undertakings.

United States

PacifiCorp Domestic Electric

          A vertically integrated electric utility that includes the generation, transmission and distribution and sale of electricity to retail customers in portions of six western states; Utah, Oregon, Wyoming, Washington, Idaho and California. The state regulatory commissions and FERC regulate the retail and wholesale operations. The operations also include wholesale sales and purchase transactions with various entities.

PacifiCorp Other

          Includes the operations of PacifiCorp Financial Services, Inc., a holding company principally engaged in holding investments in US tax advantaged and leveraged lease assets (primarily aircraft) and synthetic coal fuel plants. In addition, this segment includes the businesses of other US subsidiaries not regulated as electric utilities in the US.

Revenue cost definitions

Cost of sales

          The cost of sales for the group, excluding Southern Water, reflect the direct costs of the generation and purchase of electricity, the purchase of natural gas, appliance retailing, telecommunications services, electrical contracting and consultancy services. For Southern Water, cost of sales represents the cost of extracting water from underground and raw water surface reservoirs and of its treatment and supply to customers and the collection of wastewater and its treatment and disposal.

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

Company or Scottish Power

           Scottish Power plc.

Group

        Scottish Power plc and its consolidated subsidiaries.

Associated undertakings

          Entities in which the group holds a long-term participating interest and exercises significant influence.

Joint ventures

          Entities in which the group holds a long-term interest and shares control with another company external to the group .

Subsidiary undertakings

          Entities in which the group holds a long-term controlling interest.

Accounting Policies

Basis of accounting

          The Accounts have been prepared under the historical cost convention, modified to include the revaluation of certain tangible fixed assets, and in accordance with applicable accounting standards in the UK and, subject to the treatment of water infrastructure grants and contributions described under “Grants and contributions” below, comply with the requirements of the Companies Act 1985.

          In preparing these Accounts, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. A reconciliation to US GAAP is set out in Note 35.

Basis of consolidation

          The group Accounts include the Accounts of the company and its subsidiary undertakings together with the group’s share of results and net assets of associated undertakings and joint ventures.

          One subsidiary undertaking, Powercor, which was acquired as part of the PacifiCorp group in the year ended 31 March 2000 is excluded from consolidation because it is held exclusively with a view to resale. This subsidiary is recorded as a business held for disposal within current assets.

          For commercial reasons certain subsidiaries have a different year end. The consolidation includes the Accounts of these subsidiaries as adjusted for material transactions in the period between the year ends, and 31 March.

          During the year Scottish Power plc (formerly New Scottish Power plc) was introduced as the new holding company of the ScottishPower group by way of a Scheme of Arrangement under Section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied. As a result of this accounting treatment the share premium account of the former Scottish Power plc (now renamed Scottish Power UK plc) is reclassified on consolidation as a merger reserve.

Use of estimates

          The preparation of Accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

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

Interest

          Interest on the funding attributable to major capital projects is capitalised gross of tax relief during the period of construction and written off as part of the total cost over the operational life of the asset. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Financial instruments

Debt instruments

          All borrowings are stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond.

Interest rate swaps

          Interest rate swaps are used to manage interest rate exposures. Amounts payable or receivable in respect of these agreements are recognised as adjustments to interest expense over the period of the contracts. The cash flows from interest rate swaps and gains and losses arising on terminations of interest rate swaps are recognised as returns on investments and servicing of finance. Where associated debt is not retired in conjunction with the terminations of an interest swap, gains and losses are deferred and are amortised to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.

Interest rate caps

          Interest rate caps are used to limit interest rate exposures. The premiums on these contracts are amortised over the period of the contracts and are disclosed as interest expense.

Forward contracts

          The group enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates. Unrealised gains and losses on contracts are not accounted for until the maturity of the contract. The cash flows from forward purchase contracts are classified in a manner consistent with the underlying nature of the hedged transaction.

Premiums and discounts

          Premiums and discounts arising on the early repayment of borrowings are written off to the profit and loss account as incurred.

Contracts for Differences (CfDs)

          The group’s objectives, policies and strategy for holding CfDs are outlined in the Financial Review.

          The group uses CfDs to minimise exposure to Pool price variations in England & Wales. A CfD is a contract between two parties (e.g. a generator and a public electricity supplier) that requires each party to make or receive payments over a specific term based on the difference between an agreed price (i.e. the bilaterally determined strike price) and a price that varies with a specified commodity index (i.e. the Pool), applied to an agreed quantity (i.e. a number of kWhs). The average duration for such contracts is approximately one year. The group’s use of such derivative instruments relates directly to the underlying purchase and sale of electricity to and from the Pool.

          The cost or income attributable to CfDs is recorded in the accounting records when settlement is made. Where delivery under the CfD has taken place prior to the period end, adjustments are made to account for the known variances between the contract strike price and the Pool price on the date of delivery.

Taxation

          The charge for ordinary taxation is based on the profits for the year and takes into account deferred taxation, using the liability method, in respect of timing differences to the extent that it is probable that a liability will crystallise in the foreseeable future. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and the depreciation of fixed assets.

Goodwill

          Purchased goodwill represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill arising from the purchase of trading entities in accounting periods prior to 31 March 1998 was written off on acquisition against the merger reserve to reduce it to zero and thereafter was offset against the profit and loss reserve. On disposal of trading entities, the goodwill previously included in reserves is charged to the profit and loss account matched by an equal credit to reserves. Goodwill arising on acquisitions since 1 April 1998 has been capitalised and amortised through the profit and loss account over its useful economic life. Goodwill arising on overseas acquisitions is regarded as a currency asset and is retranslated at the end of each period at the closing rate of exchange.

Tangible fixed assets

          Accounting for non-water infrastructure assets Tangible fixed assets are stated at cost or valuation and are generally depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs which are directly attributable to construction of fixed assets. Land is not depreciated except in the case of mines (see below). The main depreciation periods used by the group are as set out below.

Years
Coal, oil-fired and other generating stations	35-45
Hydro plant and machinery	20-100
Other buildings	40
Transmission and distribution plant	20-75
Towers, lines and underground cables	40-60
Vehicles, miscellaneous equipment and fittings	3-40

          The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable. Impairment losses are recognised in the period in which they are identified.

Mine reclamation and closure costs

          Provision is made for mine reclamation and closure costs when an obligation arises out of events prior to the year end. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset is also created of an amount equal to the provision. This asset, together with the cost of the mine, is subsequently depreciated on a unit of production basis. The unwinding of the discount is included within the net interest charge.

Decommissioning costs

          Provision is made for the estimated decommissioning costs at the end of the producing lives of the group’s power stations on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within the net interest charge.

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

          The asset management plan is developed from historical experience combined with a rolling programme of reviews of the condition of the infrastructure assets.

Leased assets

As lessee

          Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight line basis.

As lessor

  Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provisions for bad and doubtful rentals receivable.

Investments

          Investments in subsidiary and associated undertakings and joint ventures are stated in the balance sheet of the parent company at cost, or nominal value of shares issued as consideration where applicable, less provision for any impairment in value. The group profit and loss account includes the group’s share of the operating profits less losses, net interest charge and taxation of associated undertakings and joint ventures. The group balance sheet includes the investment in associated undertakings and joint ventures at the group’s share of their net assets. Other fixed asset investments are carried at cost less provision for impairment in value.

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

Stocks

          Stocks are valued at the lower of cost and net realisable value.

US regulatory assets

          Statement of Financial Accounting Standard (FAS) 71 ‘Accounting for the Effects of Certain Types of Regulation’ establishes US GAAP for utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that, through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent GAAP applies in the UK.

          Under UK GAAP, the group’s policy is to recognise regulatory assets established in accordance with FAS 71 only where they comprise rights or other access to future economic benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party. Measurement of the past transaction or event and hence the regulatory asset, is determined in accordance with UK GAAP.

Grants and contributions

          Capital grants and customer contributions in respect of additions to non-water infrastructure fixed assets are treated as deferred income and released to the profit and loss account over the estimated operational lives of the related assets. Grants and contributions receivable relating to water infrastructure assets are deducted from the cost or valuation of those assets. While this treatment is in accordance with Statement of Standard Accounting Practice (SSAP) 4, it is not in accordance with the Companies Act 1985. The Act requires capital grants and contributions to be shown as deferred income rather than offset against the cost or valuation of tangible fixed assets. This departure from the requirements of the Act is, in the opinion of the directors, necessary for the Accounts to give a true and fair view as, while provision is made for depreciation of water infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income.

          The effect of this treatment on the value of tangible fixed assets is disclosed in Note 18.

Pensions

          The group provides pension benefits through both defined benefit and defined contribution arrangements. The regular cost of providing pensions and related benefits and any variations from regular cost arising from the actuarial valuations for defined benefit schemes are charged to the profit and loss account over the expected remaining service lives of current employees following consultations with the actuary. Any difference between the charge to the profit and loss account and the actual contributions paid to the Pension Schemes is included as an asset or liability in the balance sheet. Payments to defined contribution schemes are charged against profits as incurred.

Post-retirement benefits other than pensions

          Certain additional post-retirement benefits, principally healthcare benefits, are provided to eligible retirees within the group’s US businesses. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees’ working lives within the group.

Environmental liabilities

          Provision for environmental liabilities is made when expenditure on remedial work is probable and the group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within the net interest charge.

Foreign currencies

Company

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

Group

          The results and cash flows of overseas subsidiaries are translated to sterling at the average rate of exchange for the year. The net assets of such subsidiaries and the goodwill arising on their acquisition are translated to sterling at the rates of exchange ruling at the balance sheet date. Exchange differences which relate to the translation of overseas subsidiaries are taken directly to group reserves and are shown in the Statement of Total Recognised Gains and Losses.

          Exchange rates relevant to the preparation of the Accounts are $1.60/£ (closing rate), $1.61/£ (average rate) and $1.61/£ (date of acquisition rate).

          A glossary of terms used in the Accounts and their US equivalents is set out on page 123.

Group Profit and Loss Account
for the year ended 31 March 2000

	Notes	Continuing operations before acquisition 2000 £m	Acquisition 2000 (Note 30) £m	Total before exceptional items 2000 £m	Exceptional items 2000 (Note 4) £m	2000 £m		1999 £m		1998 £m
Turnover: group and share of joint ventures and associates		3,411.4	711.7	4,123.1	—	4,123.1		3,251.5		3,134.1
Less: share of turnover in joint ventures		(7.6)	—	(7.6)	—	(7.6)		(7.3)		(3.8)
Less: share of turnover in associates		(0.5)	—	(0.5)	—	(0.5)		(1.9)		(2.1)

Group turnover from continuing operations	1	3,403.3	711.7	4,115.0	—	4,115.0		3,242.3		3,128.2
Cost of sales		(1,995.4)	(429.3)	(2,424.7)	(173.5)	(2,598.2)		(1,860.5)		(1,850.7)

Gross profit from continuing operations		1,407.9	282.4	1,690.3	(173.5)	1,516.8		1,381.8		1,277.5
Transmission and distribution costs		(260.2)	(90.7)	(350.9)	(61.1)	(412.0)		(258.1)		(219.1)
Administrative expenses		(366.8)	(82.3)	(449.1)	(24.4)	(473.5)		(348.8)		(303.0)
Other operating income		25.2	15.1	40.3	—	40.3		27.9		29.7

Operating profit from continuing operations before goodwill amortisation		809.7	151.7	961.4	(259.0)	702.4		804.0		785.1
Goodwill amortisation		(3.6)	(27.2)	(30.8)	—	(30.8)		(1.2)		—

Operating profit from continuing operations	1,2	806.1	124.5	930.6	(259.0)	671.6		802.8		785.1
Share of operating profit/(loss) in joint ventures		1.6	—	1.6	(3.3)	(1.7)		2.1		1.6
Share of operating profit in associates		0.1	—	0.1	—	0.1		0.2		0.3

		807.8	124.5	932.3	(262.3)	670.0		805.1		787.0
Gain on partial disposal of Thus		—	—	—	787.0	787.0		—		—
Loss on disposal of and withdrawal from operations		—	—	—	(55.0)	(55.0)		—		—

Profit on ordinary activities before interest		807.8	124.5	932.3	469.7	1,402.0		805.1		787.0

Net interest charge
— Group				(226.1)	(15.9)	(242.0)		(160.8)		(147.1)
— Joint ventures				(1.4)	—	(1.4)		(0.5)		(0.2)
— Associates				—	—	—		—		(0.1)

	5			(227.5)	(15.9)	(243.4)		(161.3)		(147.4)

Profit on ordinary activities before goodwill amortisation and taxation				735.6	453.8	1,189.4		645.0		639.6
Goodwill amortisation				(30.8)	—	(30.8)		(1.2)		—
Profit on ordinary activities before taxation				704.8	453.8	1,158.6		643.8		639.6

Ordinary taxation
— Group				(159.3)	(56.0)	(215.3)		(141.0)		(151.5)
— Joint ventures				0.1	—	0.1		(0.5)		(0.4)
— Associates				—	—	—		(0.1)		0.3

	6			(159.2)	(56.0)	(215.2)		(141.6)		(151.6)

Profit after ordinary taxation				545.6	397.8	943.4		502.2		488.0

Windfall tax	7					—		—		(317.0)

Profit after taxation						943.4		502.2		171.0
Minority interests	29					(1.1)		0.6		(0.9)

Profit for the financial year						942.3		502.8		170.1
Dividends	9					(341.4)		(267.9)		(243.3)

Profit/(loss) retained	28					600.9		234.9		(73.2)

Earnings per ordinary share	8					67.81	p	42.42	p	14.41	p
Adjusting items
— exceptional items						(28.63	)p	—		—
— goodwill amortisation						2.22	p	0.10	p	—
— windfall tax						—		—		26.87	p

Earnings per ordinary share before exceptional items, goodwill amortisation and windfall tax	8					41.40	p	42.52	p	41.28	p

Diluted earnings per ordinary share	8					67.35	p	42.00	p	14.27	p
Adjusting items
— exceptional items						(28.43	)p	—		—
— goodwill amortisation						2.20	p	0.10	p	—
— windfall tax						—		—		26.60	p

Diluted earnings per ordinary share before exceptional items, goodwill amortisation and windfall tax	8					41.12	p	42.10	p	40.87	p

Dividends per ordinary share	9					24.80	p	22.50	p	20.40	p

          The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

Statement of Total Recognised Gains and Losses
for the year ended 31 March 2000

	Note	2000 £ m	1999 £ m	1998 £ m
Profit for the financial year		942.3	502.8	170.1
Exchange movement on translation of overseas results and net assets	28	25.1	—	—
Surplus on revaluation of assets		—	—	229.0

Total recognised gains and losses for the financial year		967.4	502.8	399.1

Note of Historical Cost Profits and Losses
for the year ended 31 March 2000

	2000 £ m	1999 £ m	1998 £ m
Profit on ordinary activities before taxation	1,158.6	643.8	639.6
Difference between historical cost depreciation charge and actual depreciation charge for the year calculated on the revalued amount of fixed assets	3.4	3.4	1.7

Historical cost profit on ordinary activities before taxation	1,162.0	647.2	641.3

Historical cost profit/(loss) retained for the financial year after taxation, minority interests and dividends	604.3	238.3	(71.5)

Reconciliation of Movements in Shareholders’ Funds
for the year ended 31 March 2000

	2000 £ m	1999 £ m	1998 £ m
Profit for the financial year	942.3	502.8	170.1
Dividends	(341.4)	(267.9)	(243.3)

Profit/(loss) retained	600.9	234.9	(73.2)
Other recognised gains and losses	25.1	—	229.0
Share capital issued (net of costs)	4,071.2	3.2	45.5
Share buy–back (including costs)	(302.0)	—	—
Goodwill written off	—	—	(16.2)
Impairment of goodwill previously written off to reserves	7.5	—	—
Goodwill realised on disposals	15.3	—	—

Net movement in shareholders’ funds	4,418.0	238.1	185.1
Opening shareholders’ funds	1,945.9	1,707.8	1,522.7

Closing shareholders’ funds	6,363.9	1,945.9	1,707.8

          The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

Notes to the Group Profit and Loss Account for the year ended 31 March 2000

1    Segmental information

(a) Turnover by segment

			Total turnover			Inter-segment turnover			External turnover
	Notes		2000 £m	1999 £m	1998 £m	2000 £m	1999 £m	1998 £m	2000 £m	1999 £m	1998 £m
United Kingdom
Generation Wholesale	(i	)	884.6	914.3	1,014.3	626.8	695.3	764.8	257.8	219.0	249.5
Power Systems	(ii	)	728.5	716.9	679.8	555.9	615.5	585.2	172.6	101.4	94.6
Energy Supply	(ii	)	1,908.9	1,985.3	1,949.2	9.6	31.9	13.3	1,899.3	1,953.4	1,935.9
Southern Water			470.5	440.2	453.0	—	0.7	0.4	470.5	439.5	452.6
Telecoms	(iii	)	243.2	219.9	113.3	40.4	39.2	31.2	202.8	180.7	82.1
Other	(i),(ii	)	756.5	613.1	410.7	356.2	264.8	97.2	400.3	348.3	313.5

United Kingdom total									3,403.3	3,242.3	3,128.2

United States
PacifiCorp Domestic Electric			691.9	—	—	—	—	—	691.9	—	—
PacifiCorp Other			19.8	—	—	—	—	—	19.8	—	—

United States total									711.7	—	—

Total	(v	)							4,115.0	3,242.3	3,128.2

(b) Operating profit/(loss) by segment

			Before goodwill amortisation and exceptional items 2000 £m	Goodwill amortisation 2000 £ m	Exceptional items 2000 £m	2000 £m	1999 £m	1998 £m
United Kingdom
Generation Wholesale			106.8	—	(152.3)	(45.5)	115.3	130.8
Power Systems	(ii	)	361.2	—	(57.7)	303.5	350.6	344.2
Energy Supply	(ii	)	50.6	—	(29.4)	21.2	56.7	42.4
Southern Water			286.5	—	(8.4)	278.1	262.2	240.7
Telecoms	(iii),(iv	)	(9.5)	(3.6)	—	(13.1)	10.3	4.7
Other	(ii	)	14.1	—	(11.2)	2.9	7.7	22.3

United Kingdom total			809.7	(3.6)	(259.0)	547.1	802.8	785.1

United States
PacifiCorp Domestic Electric			149.5	(27.2)	—	122.3	—	—
PacifiCorp Other			2.2	—	—	2.2	—	—

United States total			151.7	(27.2)	—	124.5	—	—

Total			961.4	(30.8)	(259.0)	671.6	802.8	785.1

(c) Depreciation by segment

			Depreciation 2000 £m	Impairment 2000 £m	2000 £ m	1999 £m	1998 £m
United Kingdom
Generation Wholesale			17.9	44.5	62.4	29.9	19.8
Power Systems	(ii	)	108.2	25.6	133.8	94.9	79.0
Energy Supply	(ii	)	20.9	21.9	42.8	6.8	5.4
Southern Water			66.1	—	66.1	59.9	59.7
Telecoms	(iii	)	23.5	38.5	62.0	15.3	6.1
Other	(ii	)	7.0	4.9	11.9	17.4	14.6

United Kingdom total			243.6	135.4	379.0	224.2	184.6

United States
PacifiCorp Domestic Electric			75.7	—	75.7	—	—
PacifiCorp Other			0.9	—	0.9	—	—

United States total			76.6	—	76.6	—	—

Total			320.2	135.4	455.6	224.2	184.6

           (i)      The Generation Wholesale segment in 1998 included sales from gas trading activities which are reported in the Other business segment for 1999 and 2000. Total turnover for the Generation Wholesale segment in 1998 included £100.5 million of gas trading sales of which £82.4 million related to internal sales.

          (ii)     In view of the continued integration of the Manweb business into existing ScottishPower businesses, the directors have decided that it is appropriate to re-classify the former Manweb segmental information for internal management and group reporting purposes. Prior year comparatives have been restated accordingly. The effect of this restatement on the previously reported segmental data is to allocate the former Manweb segment as follows:

	Total turnover		Inter-segment turnover		External turnover		Operating profit		Depreciation
	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m	1999 £m	1998 £m
Power Systems	246.8	236.8	198.7	194.1	48.1	42.7	88.9	94.7	41.1	35.0
Energy Supply	550.8	613.0	3.1	1.8	547.7	611.2	36.6	27.3	2.0	1.7
Other	0.3	—	—	—	0.3	—	(0.3)	9.3	0.3	0.4

Manweb total	797.9	849.8	201.8	195.9	596.1	653.9	125.2	131.3	43.4	37.1

          (iii)    The former ScottishTelecom segment has been re-named as the Telecoms segment following ScottishTelecom’s change of name to Thus plc.

          (iv)     Goodwill amortisation for the Telecoms segment in 1999 was £1.2 million (1998 £nil).

          (v)      In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

2    Operating profit

Operating profit is stated after charging/(crediting):	2000 £m	1999 £m	1998 £m
Depreciation and impairment of tangible fixed assets	417.1	224.2	184.6
Amortisation of goodwill	30.8	1.2	—
Release of customer contributions/grants	(15.6)	(13.6)	(20.6)
Research and development	5.5	5.3	5.4
Hire of plant and equipment—operating leases	0.4	4.6	2.6
Hire of other assets—operating leases	44.7	31.0	25.0
Auditors’ remuneration for audit of
— group	1.1	0.7	0.6
— company	—	—	—

Non-audit fees paid to auditors:
Regulatory advice	1.2	0.9	0.6
Advice on new systems	0.6	—	0.2
General consultancy	3.3	0.9	0.2
Taxation advice	1.2	—	—
Due diligence, London Stock Exchange and SEC reporting	3.8	3.6	0.2

Total UK and US non-audit fees	10.1	5.4	1.2
Fees relating to partial disposal of Thus plc and charged to exceptional gain on sale	(3.1)	—	—
Fees relating to acquisition of PacifiCorp and included within costs of acquisition	(0.4)	(3.1)	—

Charged to operating profit	6.6	2.3	1.2

           Non-audit fees of £5.4 million for PricewaterhouseCoopers in 1999 included £0.7 million paid to Coopers & Lybrand and £0.4 million paid to Price Waterhouse prior to the date of appointment of PricewaterhouseCoopers as auditors. Non-audit fees in 1998 comprise solely amounts paid to the previous auditors Coopers & Lybrand.

          Operating profit for the year ended 31 March 2000 is also stated after crediting net earnings of £1.3 million under finance leases in the United States which are financed by non-recourse borrowings and qualify for linked presentation under FRS 5. Net earnings comprise gross earnings of £10.8 million less finance costs of £9.5 million.

3    Employee information

(a) Employee costs	2000 £m	1999 £m	1998 £m
Wages and salaries	464.7	329.3	304.6
Social security costs	33.7	25.9	24.0
Pension costs	20.9	18.0	18.1

Total employee costs	519.3	373.2	346.7
Less: charged as capital expenditure	(89.4)	(71.8)	(67.8)

Charged to the profit and loss account	429.9	301.4	278.9

(b) Employee numbers

          The year end and average numbers of employees (full-time and part-time) employed by the group, including executive directors, were:

			At 31 March			Annual average
	Note		2000	1999	1998	2000	1999	1998
United Kingdom
Generation Wholesale			710	913	1,020	872	1,009	1,068
Power Systems	(i	)	4,414	4,444	4,426	4,394	4,472	4,526
Energy Supply	(i	)	2,147	1,749	1,610	2,059	1,721	1,454
Southern Water			2,143	2,262	2,406	2,203	2,352	2,856
Telecoms			2,516	2,383	1,481	2,379	2,410	1,147
Other	(i	)	4,395	4,281	4,156	4,466	4,211	4,028

United Kingdom total			16,325	16,032	15,099	16,373	16,175	15,079

United States
PacifiCorp Domestic Electric			7,681	—	—	7,798	—	—
PacifiCorp Other			108	—	—	116	—	—

United States total			7,789	—	—	7,914	—	—

Total			24,114	16,032	15,099	24,287	16,175	15,079

          The year end and average numbers of full-time equivalent staff employed by the group, including executive directors, were:

	At 31 March			Annual average
	2000	1999	1998	2000	1999	1998
United Kingdom	15,176	15,145	14,306	13,525	15,196	14,356
United States	7,742	—	—	7,791	—	—

Total	22,918	15,145	14,306	21,316	15,196	14,356

          (i)        The former Manweb business segment data has been reclassified between Power Systems, Energy Supply and Other. The effect of this reclassification on the previously reported segmental data is as follows:

	At 31 March		Annual average
	1999	1998	1999	1998
Power Systems	1,769	1,690	1,764	1,769
Energy Supply	361	471	403	472
Other	71	87	78	89

Manweb total	2,201	2,248	2,245	2,330

(c) Directors’ remuneration

          Details, for each director, of remuneration, pension entitlements and interests in share options are set out on pages 67 to 70.

4 Exceptional items

	Notes		2000 £m	1999 £m	1998 £m
(a) Recognised in arriving at operating profit
Reorganisation costs	(i	)	(55.0)	—	—
Energy contracts	(ii	)	(107.1)	—	—
Impairment of assets	(iii	)	(96.9)	—	—

			(259.0)	—	—

(b) Recognised after operating profit
Share of joint venture impairment of assets			(3.3)	—	—
Gain on partial disposal of Thus	(iv	)	787.0	—	—
Loss on disposal of and withdrawal from other Telecoms operations	(v	)	(55.0)	—	—

			728.7	—	—
Restructuring of debt portfolio	(vi	)	(15.9)	—	—
Tax on exceptional items			(56.0)	—	—
Windfall tax	(vii	)	—	—	(317.0)

			656.8	—	(317.0)

Total exceptional items (net of tax)			397.8	—	(317.0)

(i)
Following the recent regulatory price reviews in the United Kingdom electricity and water industries, the group is restructuring a large part of its UK businesses. The exceptional costs principally comprise employee severance costs.

(ii)	Exceptional charges have been recorded for the onerous costs on contracted energy and fuel purchases which are not expected to be recoverable.
(iii)
Provision has been made for impairment of assets following an assessment of the group’s UK generation portfolio and the outcome of the regulatory price reviews in the United Kingdom electricity industry.

(iv)
In November 1999, the group made Global and Employee Offerings of shares in its Internet and telecommunications services subsidiary, Thus plc. As a result of these offerings the group’s interest in the share capital of Thus was reduced from 100% to 50.1%. The gain on sale represents the difference between the carrying amount of the net assets of Thus before the reduction in the group’s interest and the carrying amount attributable to the group’s interest immediately after the reduction and taking into account the net proceeds received. The gain on disposal is after charging goodwill of £48.0 million of which £13.4 million represents goodwill previously written off to reserves. The gain on partial disposal of Thus is stated before a taxation charge of £80.0 million. The post-tax gain on partial disposal of Thus is £707.0 million.

(v)
An exceptional charge of £47.5 million relates to the costs arising as a result of the group’s decision, in July 1999, to withdraw from the use of fixed radio access telephony, including a provision for impairment of tangible assets of £40.5 million. In November 1999 the group disposed of its mobile telephone business. There was no gain or loss on disposal after charging £1.9 million of goodwill relating to this business which was originally charged to reserves. In addition, during the year and prior to the disposal, an impairment of goodwill of £7.5 million in respect of this business was charged to the profit and loss account.

(vi)	Finance costs were incurred on the closing out of swaps and redemption of debt to restructure the group’s debt portfolio, consequent on the receipt of the Thus sale proceeds.
(vii)	Details of the exceptional windfall tax are given in Note 7.

          All the above exceptional items relate to continuing operations before acquisition.

5    Net interest charge

Analysis of net interest charge	2000 £m	1999 £m	1998 £m
Interest on bank loans and overdrafts	24.6	35.5	45.0
Interest on other borrowings	251.1	144.4	115.1
Unwinding of discount	5.4	—	—
Finance leases	0.7	—	0.4

Total interest payable	281.8	179.9	160.5
Interest receivable	(9.6)	(3.8)	(3.1)
Capitalised interest	(28.8)	(14.8)	(10.0)

Net interest charge	243.4	161.3	147.4

Interest cover (times)	4.2	5.0	5.3

          Interest cover is calculated by dividing profit on ordinary activities before interest (excluding exceptional items and goodwill amortisation) by the net interest charge (excluding exceptional interest charges).

6    Tax on profit on ordinary activities

	Before exceptional items 2000 £m	Exceptional items 2000 £m	2000 £m	1999 £m	1998 £m
Corporation tax at 30% (1999 and 1998 31%)	135.7	56.0	191.7	141.6	151.6
Overseas taxation	26.1	—	26.1	—	—

	161.8	56.0	217.8	141.6	151.6
Deferred tax	(2.6)	—	(2.6)	—	—

Total tax on profit on ordinary activities	159.2	56.0	215.2	141.6	151.6

          Total tax on profit on ordinary activities before exceptional items and goodwill amortisation varied from the amount computed by applying the corporation tax rate to profit on ordinary activities before exceptional items and goodwill amortisation. The differences were attributable to the following factors:

	Before exceptional items 2000%	1999%	1998%
UK corporation tax rate	30.0	31.0	31.0
Deferred taxation not provided
— on accelerated capital allowances	(5.6)	(6.3)	(5.6)
— other timing differences	(0.2)	—	0.2
Permanent UK differences	(3.3)	(0.7)	4.2
Net effect of different rates of tax in overseas businesses	0.7	—	—
Advance corporation tax written back	—	(2.0)	(6.1)

Effective tax rate on ordinary activities	21.6	22.0	23.7

7    Windfall taxation

          This related to the group’s share of the windfall tax according to the formula contained within the Finance (No. 2) Act 1997. The first of two equal instalments was paid on 1 December 1997 and the second instalment was paid on 1 December 1998.

8    Earnings per ordinary share

          (a)  Earnings per ordinary share have been calculated for all years by dividing the profit for the financial year by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2000	1999	1998
Profit for the financial year (£m)	942.3	502.8	170.1
Basic weighted average share capital (number of shares, million)	1,389.6	1,185.2	1,180.1
Diluted weighted average share capital (number of shares, million)	1,399.2	1,197.2	1,191.9

          The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options.

          (b)  The calculation of earnings per ordinary share, on a basis which excludes exceptional items, goodwill amortisation and the windfall tax, is based on the following adjusted earnings:

	2000 £m	1999 £m	1998 £m
Profit for the financial year	942.3	502.8	170.1
Adjusting items
— exceptional items	(397.8)	—	—
— goodwill amortisation	30.8	1.2	—
— windfall tax	—	—	317.0

Adjusted earnings	575.3	504.0	487.1

          Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

9    Dividends per ordinary share

	2000 pence per ordinary share	1999 pence per ordinary share	1998 pence per ordinary share	2000 £m	1999 £m	1998 £m
First interim dividend paid	8.27	7.50	6.80	95.2	89.9	80.4
Second interim dividend paid	8.10	—	—	92.1	—	—
Third interim dividend paid	2.23	—	—	40.7	—	—
Final dividend	6.20	15.00	13.60	113.4	178.0	162.9

Total dividends	24.80	22.50	20.40	341.4	267.9	243.3

Group Cash Flow Statement
for the year ended 31 March 2000

	Notes	2000 £m	1999 £m	1998 £m
Cash inflow from continuing operating activities	11	1,117.5	944.9	1,014.1
Dividends received from associates and joint ventures		0.5	0.9	0.9
Returns on investments and servicing of finance	10	(258.4)	(149.9)	(146.7)
Ordinary taxation		(154.3)	(93.7)	(134.5)

Free cash flow before windfall tax		705.3	702.2	733.8
Windfall tax	7	—	(157.8)	(157.8)

Free cash flow		705.3	544.4	576.0
Capital expenditure and financial investment	10	(842.3)	(683.0)	(592.7)

Cash flow before acquisitions and disposals		(137.0)	(138.6)	(16.7)
Acquisitions and disposals	10	718.8	(77.4)	67.9
Equity dividends paid		(406.0)	(252.8)	(226.0)

Cash inflow/(outflow) before use of liquid resources and financing		175.8	(468.8)	(174.8)
Management of liquid resources	10,14	(9.8)	(12.1)	(17.5)
Financing
— Issue of ordinary share capital (net of costs)	10	(29.2)	3.2	8.9
— Issue of ordinary share capital by a subsidiary (net of costs)	10	310.0	—	—
— Share buy-back (including costs)	10	(302.0)	—	—
— (Decrease)/increase in debt	10,14	(100.0)	451.0	252.6

		(121.2)	454.2	261.5

Increase/(decrease) in cash in year	14	44.8	(26.7)	69.2

          Free cash flow represents cash flow from continuing operating activities after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2000

	Notes	2000 £m	1999 £m	1998 £m
Increase/(decrease) in cash in year		44.8	(26.7)	69.2
Cash outflow/(inflow) from decrease/(increase) in debt		100.0	(451.0)	(252.6)
Cash outflow from movement in liquid resources		9.8	12.1	17.5

Change in net debt resulting from cash flows		154.6	(465.6)	(165.9)
Net debt acquired		(2,565.6)	(2.7)	(0.1)
Net debt disposed		8.5	—	6.7
Loan notes issued		—	—	(3.0)
Exchange		(17.3)	—	—
Other non-cash movements		(0.5)	(0.3)	—

Movement in net debt in year		(2,420.3)	(468.6)	(162.3)
Net debt at end of previous year		(2,421.2)	(1,952.6)	(1,790.3)

Net debt at end of year	14	(4,841.5)	(2,421.2)	(1,952.6)

          The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

Notes to the Group Cash Flow Statement for the year ended 31 March 2000

10   Analysis of cash flows

	2000 £m	1999 £m	1998 £m
(a) Returns on investmentsa nd servicing of finance
Interest received	9.7	3.5	2.7
Interest paid	(265.7)	(153.4)	(149.0)
Interest element of finance lease rental payments	—	—	(0.4)
Dividends paid to minority interests	(2.4)	—	—

Net cash outflow for returns on investments and servicing of finance	(258.4)	(149.9)	(146.7)

(b) Capital expenditure and financial investment
Purchase of tangible fixed assets	(917.7)	(745.1)	(664.6)
Deferred income received	55.5	47.8	57.9
Sale of tangible fixed assets	26.5	20.4	26.4
Purchase of fixed asset investments	(6.6)	(6.1)	(12.4)

Net cash outflow for capital expenditure and financial investment	(842.3)	(683.0)	(592.7)

(c) Acquisitions and disposals
Purchase of subsidiary undertakings	2.1	(77.4)	(0.4)
Sale of subsidiary businesses	(3.7)	—	68.3
Partial disposal of Thus	720.4	—	—

Net cash inflow/(outflow) from acquisitions and disposals	718.8	(77.4)	67.9

(d) Management of liquid resources*
Cash outflow in relation to short-term deposits and other short-term investments	(9.8)	(12.1)	(17.5)

Net cash outflow for management of liquid resources	(9.8)	(12.1)	(17.5)

(e) Financing

Issue of ordinary share capital	3.8	3.2	8.9
Expenses paid in connection with share issue	(33.0)	—	—
Issue of ordinary share capital by a subsidiary	327.0	—	—
Expenses paid in connection with share issue by a subsidiary	(17.0)	—	—
Share buy-back	(302.0)	—	—

	(21.2)	3.2	8.9

Debt due within one year:
— net repayment of uncommitted facilities	(75.0)	(39.1)	(81.8)
— net commercial paper redeemed	(285.8)	(174.9)	(31.0)
— medium-term notes/private placements	(3.3)	(62.5)	62.5
— redemption of loan notes	(8.0)	(1.1)	(39.4)
— European Investment Bank loans	0.8	(10.0)	1.3
— mortgages	4.2	—	—
Debt due after one year:
— net repayment of committed facilities	—	—	(200.6)
— medium-term notes/private placements	178.1	197.5	240.9
— European Investment Bank loans	86.2	51.2	20.0
— 5.875% euro-US dollar bond issue	—	—	182.9
— variable coupon bond issue	—	—	99.6
— 8.375% euro-sterling bond issue	—	—	0.2
— 6.750% euro-sterling bond issue	—	247.0	—
— 5.250% deutschmark bond issue	—	245.5	—
— 11.457% sterling bond	(142.0)	—	—
— 6.625% euro-sterling bond issue	197.9	—	—
— mortgages	(53.1)	—	—
Capital element of finance lease rental payments	—	(2.6)	(2.0)

(Decrease)/increase in debt	(100.0)	451.0	252.6

Net cash (outflow)/inflow from financing	(121.2)	454.2	261.5

*	Liquid resources include term deposits of less than one year, commercial paper and other short-term investments.

11    Reconciliation of operating profit to net cash inflow from continuing operating activities

	2000 £ m	1999 £ m	1998 £ m

Operating profit	671.6	802.8	785.1
Depreciation and amortisation	448.0	225.4	184.6
Profit on sale of tangible fixed assets and disposal of businesses	(19.8)	(18.6)	(21.7)
Release of deferred income	(15.6)	(13.6)	(20.6)
Movements in provisions for liabilities and charges	103.1	(7.3)	(5.1)
Decrease/(increase) in stocks	20.1	18.4	(32.0)
(Increase)/decrease in debtors	(32.1)	(68.7)	81.9
(Decrease)/increase in creditors	(57.8)	6.5	41.9

Net cash inflow from continuing operating activities	1,117.5	944.9	1,014.1

12    Effect of acquisitions and disposals on cash flows

	Acquisition 2000 £ m	Disposal 2000 £ m	Acquisitions 1999 £ m	Disposals 1998 £ m

Cash flow from operating activities	242.4	(0.5)	21.1	10.0
Returns on investments and servicing of finance	(40.6)	(0.5)	0.3	(0.7)
Taxation	7.6	0.5	(0.1)	—
Capital expenditure and financial investment	(103.1)	0.1	(10.6)	(5.3)
Equity dividends paid	(9.8)	—	—	—
Management of liquid resources	—	—	(9.2)	—
Financing	(71.0)	—	(1.6)	2.1

Increase/(decrease) in cash	25.5	(0.4)	(0.1)	6.1

        The analysis of cash flows of the acquisition in 2000 relates to the post-acquisition cash flows of PacifiCorp. The analysis of cash flows of the disposal in 2000 relates to the pre-disposal cash flows for the mobile telephone business that was sold during the year. The analysis of cash flows of the acquisitions in 1999 relates to the post-acquisition cash flows of Demon Internet Limited and Watermark Games Limited. There were no disposals in 1999. The analysis of cash flows from disposals in 1998 relates to the cash flows during the period for the Southern Water non-core businesses that were sold during the year. The cash flows from the acquisitions in 1998 were not material.

13    Analysis of cash flows in respect of acquisitions and disposals

	Acquisition 2000 £ m	Disposal 2000 £ m	Acquisitions 1999 £ m	Disposals 1998 £ m

Cash consideration including expenses	(28.4)	—	(69.7)	70.2
Cash at bank and in hand acquired/(disposed)	41.4	(3.7)	1.4	(1.9)
Pre-completion dividend to former PacifiCorp shareholders	(9.8)	—	—	—
Deferred consideration in respect of prior year acquisitions	(1.1)	—	(9.1)	—

	2.1	(3.7)	(77.4)	68.3

The cash flows arising on the group’s partial disposal of its interest in Thus (net of expenses) were as follows:

2000 £ m
Cash received on primary issue by Thus	310.0
Cash received on sale of shares by ScottishPower	720.4

Total	1,030.4

14    Analysis of net debt

1998—99	At 1 April 1998 £m	Cash flow £m	Acquisitions (excl. cash & overdrafts) £m	Other non-cash changes £m	At 31 March 1999 £m
Cash at bank	58.8	(20.7)	—	—	38.1
Overdrafts	(9.3)	(6.0)	—	—	(15.3)

		(26.7)

Debt due after 1 year	(1,032.4)	(741.2)	(0.1)	89.2	(1,684.5)
Debt due within 1 year	(1,026.4)	287.6	—	(89.5)	(828.3)
Finance leases	—	2.6	(2.6)	—	—

		(451.0)
Other deposits	56.7	12.1	—	—	68.8

Total	(1,952.6)	(465.6)	(2.7)	(0.3)	(2,421.2)

          ‘Other non-cash changes’ to net debt represents the movement in debt of £89.5 million due after more than one year to due within one year and amortisation of finance costs of £0.3 million.

1999—00	At 1 April 1999 £m	Cash flow £m	Acquisition (excl. cash & overdrafts) £m	Disposal (excl. cash & overdrafts) £m	Exchange £m	Other non-cash changes £m	At 31 March 2000 £m
Cash at bank	38.1	68.6	—	—	—	—	106.7
Overdrafts	(15.3)	(23.8)	—	—	—	—	(39.1)

		44.8

Debt due after 1 year	(1,684.5)	(267.1)	(2,349.6)	—	(15.9)	(0.5)	(4,317.6)
Debt due within 1 year	(828.3)	367.1	(199.1)	8.5	(1.2)	—	(653.0)
Finance leases	—	—	(16.9)	—	(0.2)	—	(17.1)

		100.0
Other deposits	68.8	9.8	—	—	—	—	78.6

Total	(2,421.2)	154.6	(2,565.6)	8.5	(17.3)	(0.5)	(4,841.5)

          ‘Other non-cash changes’ to net debt represents amortisation of finance costs of £0.5 million.

Group Balance Sheet
as at 31 March 2000

	Notes	2000 £ m	1999 £ m
Fixed assets
Intangible assets	17	1,618.0	71.3
Tangible assets	18	10,683.3	5,295.1

Investments
—Investments in joint ventures:
Share of gross assets		95.9	54.2
Share of gross liabilities		(76.3)	(29.8)

		19.6	24.4
—Investments in associates		5.4	5.9
—Other investments		207.6	43.4

	19	232.6	73.7

		12,533.9	5,440.1

Current assets
Businesses held for disposal	30	563.2	—
Stocks	20	202.3	125.8
Debtors	21

—Gross debtors		1,732.9	559.3
—Less non-recourse financing		(271.9)	—

		1,461.0	559.3
Short-term bank and other deposits		185.3	106.9

		2,411.8	792.0

Creditors: amounts falling due within one year Loans and other borrowings	22	(692.1)	(843.6)
Other creditors	23	(2,159.3)	(1,332.8)

		(2,851.4)	(2,176.4)

Net current liabilities		(439.6)	(1,384.4)

Total assets less current liabilities		12,094.3	4,055.7
Creditors: amounts falling due after more than one year Loans and other borrowings	22	(4,334.7)	(1,684.5)
Provisions for liabilities and charges	24	(669.2)	(30.8)
Deferred income	26	(426.8)	(393.2)

Net assets	15	6,663.6	1,947.2

Called up share capital	27,28	923.8	599.4
Share premium	28	3,733.8	—
Revaluation reserve	28	220.5	223.9
Capital redemption reserve	28	18.3	—
Merger reserve	28	406.4	394.0
Profit and loss account	28	1,061.1	728.6

Equity shareholders’ funds	28	6,363.9	1,945.9
Minority interests (including non-equity)	29	299.7	1.3

Capital employed		6,663.6	1,947.2

Net asset value per ordinary share	16	344.9p	161.2p

Approved by the Board on 4 May 2000 and signed on its behalf by

/S / CHARLES MILLER SMITH	/S / DAVID NISH

Charles Miller Smith	David Nish
Chairman	Finance Director

          The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

15  Segmental information

(a) Net assets/(liabilities) by segment	Notes		2000 £m	1999 £m
United Kingdom
Generation Wholesale			201.0	322.7
Power Systems	(i	)	1,955.2	1,933.9
Energy Supply	(i	)	200.9	139.3
Southern Water			1,618.0	1,612.4
Telecoms	(ii	)	377.7	307.6
Other	(i), (iii	)	56.8	1.6

United Kingdom total			4,409.6	4,317.5

United States
PacifiCorp Domestic Electric			6,141.7	—
PacifiCorp Other			447.1	—

United States total			6,588.8	—

Unallocated net liabilities	(iv	)	(4,334.8)	(2,370.3)

Total			6,663.6	1,947.2

(b) Capital expenditure by segment	(v)		2000 £m	1999 £m
United Kingdom
Generation Wholesale			32.0	42.5
Power Systems	(i	)	216.5	249.4
Energy Supply	(i	)	41.4	25.7
Southern Water			362.6	356.0
Telecoms	(ii	)	164.8	103.2
Other	(i	)	27.8	25.2

United Kingdom total			845.1	802.0

United States
PacifiCorp Domestic Electric			97.2	—
PacifiCorp Other			0.1	—

United States total			97.3	—

Total			942.4	802.0

(c) Total assets by segment			2000 £m	1999 £m
United Kingdom
Generation Wholesale			442.4	489.4
Power Systems	(i	)	2,496.3	2,442.0
Energy Supply	(i	)	487.5	432.3
Southern Water			2,575.4	2,291.1
Telecoms	(ii	)	450.0	412.0
Other	(i	)	73.4	165.3

United Kingdom total			6,525.0	6,232.1

United States
PacifiCorp Domestic Electric			7,191.6	—
PacifiCorp Other			1,229.1	—

United States total			8,420.7	—

Total			14,945.7	6,232.1

(i)
In view of the continued integration of the Manweb business into existing ScottishPower businesses, the directors have decided that it is appropriate to re–classify the former Manweb segmental information for internal management and group reporting purposes. Prior year comparatives have been restated accordingly. The effect of this restatement on the previously reported segmental data for 1999 is to allocate the former Manweb segment as follows:

	Net assets 1999 £m	Capital expenditure 1999 £m	Total assets 1999 £m
Power Systems	699.2	99.6	930.9
Energy Supply	41.5	1.6	110.8
Other	(68.3)	–	10.0

Manweb total	672.4	101.2	1,051.7

(ii)	The former ScottishTelecom segment has been re-named as the Telecoms segment following ScottishTelecom’s change of name to Thus plc.
(iii)
The net assets of the Appliance Retailing business, included within the Other business segment, excluding short-term bank and other deposits of £48.8 million (1999 £37.2 million), are £9.1 million (1999 £18.6 million).

(iv)	Unallocated net liabilities include net debt, dividends payable, tax liabilities, investments and businesses held for disposal.
(v)	Capital expenditure by business segment is stated gross of capital grants and customer contributions.

16    Net asset value per ordinary share

          Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective years (after adjusting for the effect of shares held in trust for the group’s Sharesave Scheme):

	2000	1999
Net assets (as adjusted) (£ million)	6,304.4	1,912.1
Number of ordinary shares in issue at year end (as adjusted) (number of shares, million)	1,827.9	1,185.0

17    Intangible fixed assets

	Note	Goodwill £m
Cost:
At 1 April 1999		72.5
Acquisition	30	1,601.3
Disposals		(36.4)
Exchange		11.0

At 31 March 2000		1,648.4

Amortisation:
At 1 April 1999		1.2
Amortisation for the year		30.8
Disposals		(1.8)
Exchange		0.2

At 31 March 2000		30.4

Net book value:
At 31 March 2000		1,618.0
At 31 March 1999		71.3
At 31 March 1998		—

18    Tangible fixed assets

Year ended 31 March 1999	Land and buildings £m	Water infrastructure assets £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost or valuation:
At 1 April 1998	847.5	852.2	3,644.7	510.7	5,855.1
Additions	100.2	145.2	392.8	163.8	802.0
Acquisitions	—	—	6.0	1.0	7.0
Grants and contributions	—	(5.6)	—	—	(5.6)
Disposals	(7.0)	(0.4)	(11.4)	(16.8)	(35.6)

At 31 March 1999	940.7	991.4	4,032.1	658.7	6,622.9

Depreciation:
At 1 April 1998	152.6	29.1	857.3	92.2	1,131.2
Charge for the year	20.3	19.7	119.4	64.8	224.2
Disposals	(2.0)	(0.4)	(9.7)	(15.5)	(27.6)

At 31 March 1999	170.9	48.4	967.0	141.5	1,327.8

Net book value:
At 31 March 1999	769.8	943.0	3,065.1	517.2	5,295.1
At 31 March 1998	694.9	823.1	2,787.4	418.5	4,723.9

Year ended 31 March 2000	Land and buildings £m	Water infrastructure assets £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost or valuation:
At 1 April 1999	940.7	991.4	4,032.1	658.7	6,622.9
Additions	102.7	109.1	532.9	197.7	942.4
Acquisition	180.5	—	4,268.7	433.4	4,882.6
Grants and contributions	—	(6.3)	—	—	(6.3)
Disposals	(7.4)	(0.5)	(25.2)	(12.3)	(45.4)
Exchange	1.3	—	30.0	3.2	34.5

At 31 March 2000	1,217.8	1,093.7	8,838.5	1,280.7	12,430.7

Depreciation:
At 1 April 1999	170.9	48.4	967.0	141.5	1,327.8
Charge for the year	65.5	20.2	133.7	100.8	320.2
Impairment	2.4	—	59.9	73.1	135.4
Disposals	(1.8)	(0.5)	(25.2)	(9.2)	(36.7)
Exchange	—	—	0.5	0.2	0.7

At 31 March 2000	237.0	68.1	1,135.9	306.4	1,747.4

Net book value:
At 31 March 2000	980.8	1,025.6	7,702.6	974.3	10,683.3
At 31 March 1999	769.8	943.0	3,065.1	517.2	5,295.1

Historical cost analysis	2000 £m	1999 £m
Cost	12,278.7	6,470.9
Depreciation based on cost	(1,815.9)	(1,399.7)

Net book value based on cost	10,462.8	5,071.2

Included in the cost or valuation of tangible fixed assets above are:	Notes	2000 £m	1999 £m
Major assets in the course of construction		706.4	537.2
Grants and contributions in respect of water infrastructure assets		(24.3)	(18.0)
Capitalised interest	(ii )	61.6	32.8
Assets not subject to depreciation	(iii )	59.1	60.6

(i)
The Manweb distribution and Southern Water operational assets were revalued by the directors on 30 September 1997. The valuations have not been and will not be updated, as permitted under the transitional provisions of FRS 15 'Tangible fixed assets'. The net book value of tangible fixed assets included at valuation at 31 March 2000 was £2,253.1 million (1999 £2,311.2 million).

(ii)	Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 8% (1999 9%) in the United Kingdom and 7% in the United States.
(iii)	Assets not subject to depreciation are land. Land and buildings held by the group are predominantly freehold.
(iv)	The historical cost of fully depreciated tangible fixed assets still in use was £256.3 million (1999 £241.2 million).
(v)	Capitalised computer software costs developed for internal use include employee, interest and other external direct costs of materials and services which are directly attributable to the development of computer software. Cumulative software costs capitalised are £333.1 million (1999 £190.7 million). The depreciation charge, including impairment, was £78.3 million (1999 £10.9 million, 1998 £7.9 million).
(vi)	The net book value of tangible fixed assets under finance leases at 31 March 2000 was £17.0 million (1999 £nil). The charge for depreciation against these assets during the year was less than £0.1 million.
(vii)	Assets which have been impaired have been valued on the basis of their estimated recoverable amounts.

The impairment charge of £135.4 million has been charged to the profit and loss account as follows: cost of sales, £44.5 million, transmission and distribution costs, £38.5 million, administrative expenses, £13.9 million and loss from withdrawal from operations, £38.5 million.

19   Fixed asset investments

	Joint ventures		Associated undertaking		Own shares held under trust £m	Other investments £m	Total £m
	Shares £m	Loans £m	Shares £m	Loans £m
Cost or valuation:
At 1 April 1998	2.2	13.6	6.7	0.7	41.6	2.5	67.3
Additions	—	7.5	—	—	2.8	0.1	10.4
Share of retained profit	1.1	—	0.1	—	—	—	1.2
Disposals and other	—	—	(0.9)	(0.7)	(2.8)	(0.8)	(5.2)

At 31 March 1999	3.3	21.1	5.9	—	41.6	1.8	73.7
Additions	—	1.0	—	—	36.9	12.6	50.5
Acquisitions	—	—	—	—	0.4	123.4	123.8
Share of retained (loss)/profit	(3.0)	—	0.1	—	—	—	(2.9)
Disposals and other	—	(2.8)	(0.6)	—	(8.5)	(1.4)	(13.3)
Exchange	—	—	—	—	—	0.8	0.8

At 31 March 2000	0.3	19.3	5.4	—	70.4	137.2	232.6

          The principal subsidiary undertakings, joint ventures and associated undertakings are listed on page 120.

          (a) Shares in the company held under trust during the year are as follows:

	Note		Dividends waived	Shares held at 1 April 1998 (000s)	Shares acquired during year (000s)		Shares transferred during year (000s)	Shares held at 31 March 1999 (000s)	Nominal value at 31 March 1999 £m	Market value at 31 March 1999 £m
Long Term Incentive Plan	(i	)	no	1,394	483		—	1,877	0.9	10.1
ScottishPower Sharesave Scheme	(ii	)	yes	13,918	—		(1,128)	12,790	6.4	69.1

				15,312	483		(1,128)	14,667	7.3	79.2

	Note		Dividends waived	Shares held at 1 April 1998 (000s)	Shares acquired during year (000s)		Shares transferred during year (000s)	Shares held at 31 March 1999 (000s)	Nominal value at 31 March 1999 £m	Market value at 31 March 1999 £m
Long Term Incentive Plan	(i	)	no	1,877	564		—	2,441	1.2	12.4
ScottishPower Sharesave Scheme	(ii	)	yes	12,790	10,253		(3,402)	19,641	9.8	99.7
PacifiCorp Stock Incentive Plan	(iii	)	no	—	108	*	(50)	58	—	0.3

				14,667	10,925		(3,452)	22,140	11.0	112.4

 *For the PacifiCorp Stock Incentive Plan this represents the balance of shares at 29 November 1999.
(i)	Shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers (see Remuneration Report of the Directors for details of the plan).
(ii)
Shares of the company are held in two Qualifying Employee Share Ownership Trusts as part of the Scottish Power UK plc Sharesave Scheme and the Southern Water Sharesave Scheme. Holders of options granted under the schemes will be awarded shares by the Trusts upon the exercise of the options. Details of options granted under these schemes are disclosed in Note 27.

(iii)
Options granted under the PacifiCorp Stock Incentive Plan are for ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The figures relating to the PacifiCorp Stock Incentive Plan relate to the period between the date of acquisition and 31 March 2000 and represent the unvested and unforfeited shares of restricted stock held.

20   Stocks

	2000 £m	1999 £m

Raw materials and consumables	98.5	44.8
Fuel stocks	47.0	30.0
Work in progress	11.6	10.2
Finish goods and goods for resale	45.2	40.8

	202.3	125.8

Fuel stocks include gas delivered to third parties under sale and repurchase agreements to match gas usage requirements with existing gas purchase obligations. Under the provisions of FRS 5, the cost under such agreements of gas delivered to third parties is shown as fuel stocks, and amounts payable to third parties totalling £6.8 million (1999 £17.4 million) are included in accrued expenses in Note 23.

21    Debtors

	Notes		2000 £m	1999 £m
(a) Amounts falling due within one year:
Trade debtors	(i	)	482.2	260.1

Amounts receivable under finance leases	(ii	)	43.7	0.2
Less non-recourse financing			(17.2)	—

			26.5	0.2
Prepayments and accrued income			391.6	227.8
US regulatory assets			46.7	—
Other debtors			107.8	64.7

			1,054.8	552.8

(b) Amounts falling due after more than one year:
Amounts receivable under finance leases	(ii	)	435.5	2.7
Less non-recourse financing			(254.7)	—

			180.8	2.7
US regulatory assets			71.0	—
Other debtors			154.4	3.8

			1,461.0	559.3

(i)	Trade debtors are stated net of provisions for doubtful debts of £69.6 million (1999 £49.0 million)
(ii)
The group’s finance leases in the United States which are financed by non-recourse borrowing qualify for linked presentation under FRS 5. The directors confirm that the group has no obligation to support any losses arising under these leases nor is there any intention to do so. Amounts receivable under finance leases at 31 March 2000 of £435.5 million are due as follows: within 1-2 years, £36.7 million; within 2-3 years, £98.0 million; within 3-4 years, £43.0 million; within 4-5 years, £44.5 million and after 5 years, £213.3 million. Total amounts receivable under finance leases during the year were £32.0 million (1999 £0.4 million).

22    Loans and other borrowings

          Details of the group’s objectives, policies and strategy with regard to financial instruments and risk management are contained within the Financial Review on pages 48 to 59. The analyses of financial instruments in this Note do not include short-term debtors and creditors as permitted by FRS 13.

(a) Analysis by instrument

			Weighted average interest rate		2000 £m	1999 £m
	Notes		2000	1999
Unsecured debt of UK businesses Bank overdraft			—	—	23.7	15.3
Uncommitted bank loan			5.3%	7.0%	89.3	172.7
Commercial paper	(i	)	5.4%	7.1%	289.5	553.4
Medium-term notes/private placements	(ii	)	5.9%	7.1%	613.2	438.4
Loan notes	(iii	)	5.4%	6.8%	8.7	16.6
European Investment Bank loans	(iv	)	7.9%	9.1%	304.6	217.6
11.457% sterling bond 2001 (held by HM Treasury)			11.5%	11.5%	—	142.0
5.875% euro-US dollar bond 2003			6.9%	6.9%	183.2	183.0
Variable coupon bond 2008			6.8%	6.8%	99.7	99.6
5.250% deutschmark bond 2008			6.8%	6.8%	245.6	245.5
6.625% euro-sterling bond 2010			6.7%	—	197.9	—
8.375% euro-sterling bond 2017			8.4%	8.4%	197.1	197.0
6.750% euro-sterling bond 2023			6.8%	6.8%	247.0	247.0
Unsecured debt of US businesses Bank overdraft			—	—	15.4	—
Commercial paper	(i	)	6.2%	—	68.3	—
PacifiCorp Group Holdings Senior Notes			6.9%	—	156.1	—
Junior subordinated debentures	(v	)	8.8%	—	105.9	—
Preferred securities	(vi	)	8.6%	—	206.9	—
Pollution control revenue bonds	(ix	)	3.8%	—	279.1	—
Finance leases	(vii	)	11.9%	—	17.1	—

Unsecured debt					3,348.3	2,528.1

Secured debt of US businesses First mortgage and collateral trust bonds	(viii	)	7.6%	—	1,443.3	—
Pollution control revenue bonds	(ix	)	4.2%	—	177.2	—
Other			7.6%	—	58.0	—

Secured debt					1,678.5	—

					5,026.8	2,528.1

(i)	Commercial paper

Scottish Power UK plc has an established US$2.0 billion (1999 US$2.0 billion) euro-commercial paper programme. Paper is issued in a range of currencies and swapped back into sterling. PacifiCorp has a US$1.5 billion domestic commercial paper programme and PacifiCorp Group Holdings has a US$200 million domestic commercial paper programme. Amounts borrowed under the commercial paper programme are repayable in less than one year.

(ii)	Medium-term notes/private placements

Scottish Power UK plc has an established US$4.0 billion euro-medium-term note programme. Paper is issued in a range of currencies and swapped back into sterling. As at 31 March 2000, maturities range from 1 to 40 years.

(iii)	Loan notes

All loan notes are redeemable at the holders discretion. Ultimate maturity dates range from 2000 to 2006.

(iv)	European Investment Bank loans

These loans incorporate agreements with various interest rates and maturity dates. The maturity dates of these arrangements range from 2006 to 2011.

(v)	Junior subordinated debentures

The junior subordinated debentures are subordinated to PacifiCorp’s first mortgage and collateral trust bonds, pollution control revenue bonds, commercial paper, bank debt and any other future indebtedness.

(vi)	Preferred securities

Wholly-owned subsidiary trusts of PacifiCorp (“the Trusts”) have issued redeemable preferred securities representing preferred undivided beneficial interests in the assets of the Trusts. The sole assets of the Trusts are junior subordinated deferrable interest debentures of PacifiCorp that bear interest at the same rates as the preferred securities to which they relate, and certain rights under related guarantees by PacifiCorp.

(vii)	Finance leases

These are facility leases that are accounted for as capital leases, maturity dates range from 2013 to 2021.

(viii)	First mortgage and collateral trust bonds

First mortgage and collateral trust bonds of PacifiCorp may be issued in amounts limited by its Domestic Electric operation’s property, earnings and other provisions of the mortgage indenture. Approximately $11.7 billion of the eligible assets (based on original costs) of PacifiCorp is subject to the lien of the mortgage.

(ix)	Pollution control revenue bonds

Bonds issued by qualified tax exempt entities to finance, or refinance, the cost of certain pollution control, solid waste disposal and sewage facilities. PacifiCorp has entered into agreements with the issuers pursuant to which PacifiCorp received the proceeds of the issuance and agreed to make payments sufficient to pay principal of, interest on, and certain additional expenses. The interest on the bonds is not subject to federal income taxation for most bondholders. In some cases, PacifiCorp has issued First Mortgage and Collateral Trust Bonds as collateral for repayment.

(b)	Fair value of financial instruments

	At 31 March 2000		At 31 March 1999
	Book amount £ m	Fair value £ m	Book amount £ m	Fair value £ m
Short-term debt and current portion of long-term debt	692.1	692.1	843.6	843.6
Long-term debt	4,334.7	4,351.3	1,684.5	1,829.3

Total debt	5,026.8	5,043.4	2,528.1	2,672.9
Interest rate swaps	—	18.9	—	80.0
Interest rate swaptions	4.2	1.4	—	—
Interest rate caps	—	(0.9)	(3.4)	(0.6)
Cross currency interest rate swaps	—	11.5	—	1.6
Forward contracts	—	1.3	—	—

Total financial instruments	5,031.0	5,075.6	2,524.7	2,753.9

          The assumptions used to estimate fair values of debt and other financial instruments are summarised below:

          (i)      For cash, short-term deposits and short-term borrowings (uncommitted borrowing, commercial paper and short-term borrowings under the committed facilities) the book value approximates to fair value because of their short maturities.

(ii) The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.

          (iii)   The fair values of the European Investment Bank loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

          (iv)   The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

(v) The fair values of the sterling interest rate swaps and sterling interest rate caps have been estimated by calculating the present value of estimated cash flows.

(vi) The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March.

          (vii)  The fair values of the cross currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(viii) The fair values of the forward contracts are estimated using market forward exchange rates on 31 March.

(c)	Maturity analysis
	2000 £m	1999 £m
Repayments fall due as follows:
Within one year, or on demand	692.1	843.6
After more than one year	4,334.7	1,684.5

	5,026.8	2,528.1

Repayments due after more than one year are analysed as follows:
Between one and two years	194.4	165.8
Between two and three years	363.9	61.3
Between three and four years	148.7	243.2
Between four and five years	242.0	68.7
More than five years	3,385.7	1,145.5

	4,334.7	1,684.5

 Included in the 31 March 2000 “More than five years” figure above is £17.1 million for finance leases.

Liabilities:	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Thereafter £m	Total £m	Fair Value £m
Fixed rate (GBP)	74.0	14.7	15.5	41.7	68.1	877.6	1,091.6	1,133.8
Average interest rate (GBP)	7.0%	9.6%	9.6%	7.5%	7.4%	7.0%	7.1%
Fixed rate (USD)—UK group	—	—	183.2	—	—	51.4	234.6	239.0
Average interest rate (USD)—UK group	—	—	5.9%	—	—	4.6%	5.6%
Fixed rate (USD)—US group	114.3	121.1	89.9	79.9	144.5	1,432.9	1,982.6	1,990.9
Average interest rate (USD)—US group	6.7%	6.8%	7.4%	7.3%	7.3%	7.9%	7.7%
Fixed rate (CHF)	—	—	—	4.1	—	—	4.1	3.5
Average interest rate (CHF)	—	—	—	2.5%	—	—	2.5%
Fixed rate (JPY)	—	17.0	—	—	—	48.5	65.5	77.9
Average interest rate (JPY)	—	0.5%	—	—	—	2.1%	1.7%
Fixed rate (EUR)	—	33.0	—	7.0	14.6	282.4	337.0	291.9
Average interest rate (EUR)	—	4.6%	—	4.9%	4.8%	5.2%	5.1%
Fixed rate (SEK)	—	—	—	—	9.8	—	9.8	9.2
Average interest rate (SEK)	—	—	—	—	5.4%	—	5.4%
Variable rate (GBP)	348.2	—	23.0	16.0	5.0	186.8	579.0	579.2
Average interest rate (GBP)	3m LIBOR	—	3m LIBOR	3m LIBOR	3m LIBOR	6m LIBOR	4m LIBOR
Variable rate (USD)—UK group	12.4	—	30.6	—	—	21.2	64.2	62.2
Average interest rate (USD)—UK group	6m LIBOR	—	3m LIBOR	—	—	3m LIBOR	4m LIBOR
Variable rate (USD)—US group	83.7	—	—	—	—	407.7	491.4	492.0
Average interest rate (USD)—US group	1m LIBOR	—	—	—	—	BMA	BMA
Variable rate (USD)—US group	—	—	—	—	—	53.3	53.3	53.4
Average interest rate (USD)—US group	—	—	—	—	—	MCBY	MCBY
Variable rate (CHF)	—	—	5.0	—	—	—	5.0	3.8
Average interest rate (CHF)	—	—	3m LIBOR	—	—	—	3m LIBOR
Variable rate (EUR)	59.5	8.6	16.7	—	—	18.7	103.5	100.3
Average interest rate (EUR)	1m LIBOR	3m LIBOR	3m LIBOR	—	—	5m LIBOR	2m LIBOR
Variable rate (JPY)	—	—	—	—	—	5.2	5.2	6.3
Average interest rate (JPY)	—	—	—	—	—	6m LIBOR	6m LIBOR

							5,026.8	5,043.4

          The average variable rates above, LIBOR, exclude margins. LIBOR is the London Inter Bank Offer Rate. GBP— Pounds Sterling, USD—American Dollars, CHF—Swiss Francs, JPY—Japanese Yen, EUR—Euros, SEK—Swedish Krona, AUD—Australian Dollars, DKK—Danish Krone. BMA is a weekly high grade market index comprised of 7-day tax exempt variable rate demand notes produced by municipal market data. MCBY is the Moody‘s Corporate Bond Yield. It is derived from the pricing data of 100 corporate bonds in the US market, each with current outstandings of over $100 million and maturities of 30 years. BBSY is the Australian Bank Bill Acceptance Rates.

          Reference to “m” in “mLIBOR” represents months.

(d) Interest rate analysis

	At 31 March 2000			At 31 March 1999
	UK £m	US £m	Total £m	UK £m	US £m	Total £m
Fixed rate borrowings	1,925.4	1,982.6	3,908.0	1,944.1	—	1,944.1
Capped rate borrowings	150.0	—	150.0	200.0	—	200.0
Floating rate borrowings	424.1	544.7	968.8	384.0	—	384.0

	2,499.5	2,527.3	5,026.8	2,528.1	—	2,528.1

	Weighted average interest rate at which borrowings are fixed/capped				Weighted average period for which interest rate is fixed/capped
	At 31 March 2000		At 31 March 1999		At 31 March 2000		At 31 March 1999
	UK %	US %	UK %	US %	UK Years	US Years	UK Years	US Years
Fixed rate borrowings	7.3	7.7	7.9	—	10	13	9	—
Capped rate borrowings	7.0	—	7.0	—	2	—	3	—

          All amounts in the analysis above take into account the effect of interest rate swaps and caps and currency swaps. Floating rate borrowings bear interest at rates based on LIBOR, certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates. The average interest rate on short-term borrowings as at 31 March 2000 were as follows: UK operations 5.8%, US operations 6.2%.

          Based on the floating rate net debt of £968.8 million at 31 March 2000 (1999 £384.0 million), a 1% change in interest rates would result in a £9.7 million change in profit before tax for the year (1999 £3.8 million change).

(e) Financial assets

	At 31 March 2000			At 31 March 1999
	UK £m	US £m	Total £m	UK £m	US £m	Total £m
Fixed rate financial assets	7.7	204.6	212.3	7.7	—	7.7
Floating rate financial assets	98.1	82.2	180.3	102.1	—	102.1

	105.8	286.8	392.6	109.8	—	109.8

          Included within US fixed rate financial assets at 31 March 2000 are amounts receivable under finance leases of £476.5 million less non-recourse finance of £271.9 million. (Refer to Note 21.) The floating rate financial assets of the group’s UK and US operations are principally cash deposits.

	Weighted average interest rate at which financial assets are fixed				Weighted average period for which interest is fixed
	At 31 March 2000		At 31 March 1999		At 31 March 2000		At 31 March 2000
	UK %	US %	UK %	US %	UK Years	US Years	UK Years	US Years
Fixed rate financial assets	7.0	9.7	7.1	—	4	9	5	—

          All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps. Floating rate investments pay interest at rates based on LIBOR, certificate of deposit rates, prime rates or other short-term market rates.

          The fair values of the financial assets are not materially different from their book values.

(f) Borrowing facilities

          The group has the following undrawn committed borrowing facilities at 31 March in respect of which all conditions precedent have been met. Of the facilities shown £2,000 million relates to operations in the UK. The remaining £627.0 million relates to operations in the US. During the financial year Scottish Power UK plc cancelled its £600 million revolving credit facility that was outstanding, undrawn as at 31 March 1999. With effect from 27 April 2000, £500 million of the UK operations’ £2,000 million facility has been cancelled.

	Floating rate 2000 £ m	Total 2000 £ m	Total 1999 £ m
Expiring within one year	188.1	188.1	600.0
Expiring between one and two years	2,438.9	2,438.9	—
Expiring in more than two years	—	—	2,000.0

Commitment fees on the above facilities were as follows: Scottish Power UK plc group £4.7 million (1999 £0.3 million); PacifiCorp group £0.3 million for the period 29 November 1999 to 31 March 2000.

(g) Maturity analysis of derivatives

	2001 £ m	2002 £ m	2003 £ m	2004 £ m	2005 £ m	Thereafter £ m	Total £ m	Fair Value £ m
Interest rate swaps
Variable to fixed (GBP)	200.0	100.0	25.0	50.0	50.0	450.0	875.0	17.7
Average pay rate	7.0%	7.4%	8.1%	7.7%	6.5%	7.2%	7.2%
Average receive rate	4m LIBOR	3m LIBOR	6m LIBOR	3m LIBOR	6m LIBOR	3m LIBOR	4m LIBOR

Fixed to variable (GBP)	162.0	50.0	—	—	50.0	32.0	294.0	1.8
Average pay rate	6m LIBOR	3m LIBOR	—	—	6m LIBOR	6m LIBOR	5m LIBOR
Average receive rate	6.3%	5.5%	—	—	6.6%	6.6%	6.3%

Variable to variable (GBP)	—	—	—	—	5.0	30.0	35.0	(0.6)
Average pay rate	—	—	—	—	6m LIBOR	6m LIBOR	6m LIBOR
Average receive rate	—	—	—	—	3m LIBOR	12m LIBOR	11m LIBOR

Interest rate swaptions
Notional amount (GBP)	—	—	—	—	—	250.0	250.0	1.4
Average pay rate	—	—	—	—	—	4.2%	4.2%
Average receive rate	—	—	—	—	—	6m LIBOR	6m LIBOR

Interest rate caps
Notional amount (GBP)	—	100.0	—	50.0	—	—	150.0	(0.9)
Strike price	—	7.0%	—	7.0%	—	—	7.0%

Cross currency interest rate swaps
Receive fixed USD pay fixed GBP	—	—	183.2	—	—	—	183.2	2.4
Average pay rate (GBP)	—	—	6.8%	—	—	—	6.8%
Average receive rate (USD)	—	—	5.9%	—	—	—	5.9%
Receive fixed USD pay variable GBP	—	—	—	—	—	51.4	51.4	(4.9)
Average pay rate (GBP)	—	—	—	—	—	6m LIBOR	6m LIBOR
Average receive rate (USD)	—	—	—	—	—	4.6%	4.6%

Receive variable USD pay fixed GBP	—	—	—	—	—	21.2	21.2	(2.4)
Average pay rate (GBP)	—	—	—	—	—	4.9%	4.9%
Average receive rate (USD)	—	—	—	—	—	3m LIBOR	3m LIBOR

Receive variable USD pay variable GBP	—	—	30.6	—	—	—	30.6	(0.8)

Average pay rate (GBP)	—	—	6m LIBOR	—	—	—	6m LIBOR
Average receive rate (USD)	—	—	3m LIBOR	—	—	—	3m LIBOR
Receive fixed CHF pay variable GBP	—	—	—	4.1	—	—	4.1	0.6
Average pay rate (GBP)	—	—	—	3m LIBOR	—	—	3m LIBOR
Average receive rate (CHF)	—	—	—	2.7%	—	—	2.7%

Receive variable CHF pay variable GBP	—	—	5.0	—	—	—	5.0	1.3
Average pay rate (GBP)	—	—	6m LIBOR	—	—	—	6m LIBOR
Average receive rate (CHF)	—	—	3m LIBOR	—	—	—	3m LIBOR

Receive fixed JPY pay variable GBP	—	17.0	—	—	—	48.5	65.5	(12.1)
Average pay rate (GBP)	—	6m LIBOR	—	—	—	6m LIBOR	6m LIBOR
Average receive rate (JPY)	—	0.5%	—	—	—	2.1%	1.7%

Receive variable JPY pay variable GBP	—	—	—	—	—	5.2	5.2	(1.0)
Average pay rate (GBP)	—	—	—	—	—	6m LIBOR	6m LIBOR
Average receive rate (JPY)	—	—	—	—	—	6m LIBOR	6m LIBOR

Receive fixed EUR pay fixed GBP	—	—	—	—	—	245.6	245.6	30.8
Average pay rate (GBP)	—	—	—	—	—	6.7%	6.7%
Average receive rate (EUR)	—	—	—	—	—	5.3%	5.3%

Receive fixed EUR pay variable GBP	—	33.0	—	7.0	14.6	36.8	91.4	10.7
Average pay rate (GBP)	—	6m LIBOR	—	6m LIBOR	6m LIBOR	6m LIBOR	6m LIBOR
Average receive rate (EUR)	—	4.6%	—	4.9%	4.8%	5.0%	4.8%

Receive variable EUR pay variable GBP	13.2	8.6	16.7	—	—	18.7	57.2	3.7
Average pay rate (GBP)	6m LIBOR	3m LIBOR	3m LIBOR	—	—	6m LIBOR	5m LIBOR
Average receive rate (EUR)	3m LIBOR	3m LIBOR	3m LIBOR	—	—	5m LIBOR	4m LIBOR

Receive fixed SEK pay variable GBP	—	—	—	—	9.8	—	9.8	0.6
Average pay rate (GBP)	—	—	—	—	6m LIBOR	—	6m LIBOR
Average receive rate (SEK)	—	—	—	—	5.4%	—	5.4%

Receive variable USD pay variable AUD	37.1	40.8	48.5	—	—	—	126.4	(23.4)
Average pay rate (AUD)	3m BBSY	3m BBSY	3m BBSY	—	—	—	3m BBSY
Average receive rate (USD)	3m LIBOR	3m LIBOR	3m LIBOR	—	—	—	3m LIBOR

Receive variable AUD pay variable USD	37.1	40.8	48.5	—	—	—	126.4	6.0
Average pay rate (USD)	3m LIBOR	3m LIBOR	3m LIBOR	—	—	—	3m LIBOR
Average receive rate (AUD)	3m BBSY	3m BBSY	3m BBSY	—	—	—	3m BBSY

Forward contracts
Buy GBP, sell USD	176.3	56.0	—	—	—	—	232.3	1.1
Buy DKK, sell GBP	6.0	6.7	—	—	—	—	12.7	0.1
Buy SEK, sell GBP	12.6	3.7	—	—	—	—	16.3	0.1

							2,888.3	32.2

          The abbreviations contained in the table are defined in Note 22(c).

(h) Hedges

          Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains/losses £m
Unrecognised gains and (losses) on hedges at 1 April 1999	0.8	(81.8)	(81.0)
Losses arising in previous years that were recognised in 1999-00	4.8	40.9	45.7

Gains and (losses) arising before 1 April 1999 that were not recognised in 1999-00	5.6	(40.9)	(35.3)
Gains and (losses) arising in 1999-00 that were not recognised in 1999-00	46.3	(43.2)	3.1

Unrecognised gains and (losses) on hedges at 31 March 2000	51.9	(84.1)	(32.2)

Gains and (losses) expected to be recognised in 2000-01	(3.5)	(21.8)	(25.3)

Gains and (losses) expected to be recognised in 2001-02 or later	55.4	(62.3)	(6.9)

          Figures in the table above are calculated by reference to the 31 March 2000 fair value of the derivative concerned.

(i) Contracts for Differences

United Kingdom

          It is difficult to estimate the long-term level of electricity prices with reasonable accuracy and there is no readily available market through which the CfDs could be realised in an exchange. However, based on management’s projections of the future prices of electricity, and considering the outcome under several future price scenarios, the group has determined that the fair value amount of CfDs, outstanding at the year end, is £1.8 million.

          The gross value of outstanding CfDs at 31 March 2000 was £427.2 million (1999 £467.8 million).

	2001 £m	2002 £m	2003 £m	Total £m
Notional amount	182.4	121.1	123.7	427.2

United States

          The gross value of outstanding CfDs in the group’s US businesses is not material.

23 Other creditors

	2000 £m	1999 £m
Amounts falling due within one year:
Trade creditors	208.3	181.4
Corporate tax	633.4	210.8
Advance corporation tax	—	22.1
Other taxes and social security	15.7	9.3
Payments received on account	35.7	35.0
Capital creditors and accruals	217.6	221.6
Other creditors	302.5	80.2
Accrued expenses	632.7	394.4
Proposed dividend	113.4	178.0

	2,159.3	1,332.8

          For Scottish Power UK plc and Manweb plc price control formulae determine the maximum revenue of the transmission and distribution businesses. In prior years if actual revenue exceeded the allowable maximum, the excess was deducted from turnover and included in creditors where amounts were due to be returned to customers. This was in line with industry practice prior to FRS 12 ‘Provisions, contingent liabilities and contingent assets’. Since the issue of this standard there has been some uncertainty regarding its impact on the accounting treatment of over recovery of regulated income. The Urgent Issue Task Force has recently issued a statement which clarifies the position that over recovery of regulated income should not be included as a liability. As a result, no over recovery is included in creditors at 31 March 2000. No adjustments have been made to comparative figures as the amounts involved are immaterial.

24    Provisions for liabilities and charges

1997—98	At 1 April 1997 £m	New provisions £m	Utilised during year £m	Released to profit and loss account £m	At 31 March 1998 £m
Reorganisation and restructuring	4.2	0.4	(2.5)	(1.0)	1.1
Environmental and health	12.6	—	(2.6)	—	10.0
Pensions	13.5	2.1	—	—	15.6
Other	12.9	4.0	(0.9)	(4.6)	11.4

	43.2	6.5	(6.0)	(5.6)	38.1

1998—99	At 1 April 1998 £m	Transferred to creditors £m	New provisions £m	Utilised during year £m	At 31 March 1999 £m
Reorganisation and restructuring	1.1	—	—	(0.4)	0.7
Environmental and health	10.0	—	1.5	(1.4)	10.1
Pensions	15.6	(6.8)	—	—	8.8
Other	11.4	—	2.1	(2.3)	11.2

	38.1	(6.8)	3.6	(4.1)	30.8

1999—00	Notes		1 April 1999 £m	Acquisition £m	New provision £m	Unwinding of discount £m	Utilised during year £m	Exchange £m	At 31 March 2000 £m
Reorganisation and restructuring	(a	)	0.7	—	55.0	—	(11.7)	—	44.0
Environmental and health	(b	)	10.1	74.7	—	1.6	(2.9)	0.5	84.0
Decommissioning costs	(c	)	—	83.5	6.3	1.6	(0.5)	0.6	91.5
Onerous contracts	(d	)	—	—	79.0	—	—	—	79.0
Pensions and post-retirement benefits	(e	)	8.8	102.8	13.4	—	(28.1)	0.7	97.6
Mine reclamation costs	(f	)	—	108.2	—	2.2	(6.3)	0.7	104.8
Deferred tax	(g	)	—	149.4	—	—	(2.6)	1.0	147.8
Other	(h	)	11.2	14.5	3.5	—	(8.8)	0.1	20.5

			30.8	533.1	157.2	5.4	(60.9)	3.6	669.2

(a)
The provisions for reorganisation and restructuring comprise the estimated costs of restructuring the group’s UK businesses following the recent regulatory price reviews in the United Kingdom electricity and water industries. The provisions are principally in respect of severance costs, most of which are expected to be incurred in the financial year 2000–01 with an element arising in the two years thereafter.

(b)	The environmental and health provisions include:

(i) costs which will be incurred in the United Kingdom in complying with Health and Safety requirements, most of which are expected to be incurred in the period to 31 March 2001;

(ii) obligations to ensure former operational sites in the UK remain in an environmentally safe condition, the costs of which are expected to be incurred in the period to 31 March 2003; and

          (iii) in the United States, the costs of notified environmental remediation work and constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review. These costs are expected to be incurred principally over the next 10 years.

(c)
The provision for decommissioning costs is the discounted future estimated costs of decommissioning the group’s power plants, principally in the United States, but also in the United Kingdom. The decommissioning of these plants is expected to occur over the period between 2005 and 2047.

(d)	The provision for onerous contracts comprises the costs of contracted energy purchases. The costs provided relate to the period to 31 March 2005.

(e)	Details of the group’s pensions and other post-retirement benefits are disclosed in Notes 31 and 35.

(f)
The provision for mine reclamation costs comprises the discounted future estimated costs of reclaiming the group’s mines in the United States. The costs are expected to be incurred in the period up to 2031.

(g)	Details of deferred taxation are contained in Note 25.

(h)	The Other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure.

25    Deferred taxation

          Deferred taxation provided in the Accounts and the amounts not provided are as follows:

	Provided		Not provided
	2000 £m	1999 £m	2000 £m	1999 £m
Accelerated capital allowances	—	—	1,491.1	631.6
Other timing differences	147.8	—	(243.1)	(37.4)

Total	147.8	—	1,248.0	594.2

26    Deferred income

	At 1 April 1998 £m	Receivable during year £m	Released to profit and loss account £m	At 31 March 1999 £m
Grants and customer contributions	364.6	42.2	(13.6)	393.2

	At 1 April 1999 £m	Receivable during year £m	Released to profit and loss account £m	At 31 March 2000 £m
Grants and customer contributions	393.2	49.2	(15.6)	426.8

          Deferred income excludes grants and contributions received in respect of water infrastructure assets.

27    Share capital

	Notes		2000 £m	1999 £m
Authorised:
2,999,900,004 (1999 1,700,000,000) ordinary shares of 50p each			1,500.0	850.0
One Special Share of £1	(a	)	—	—
49,998 redeemable shares of £1 each	(b	)	—	—

			1,500.0	850.0

Allotted, called up and fully paid:
1,847,585,937 (1999 1,198,678,222) ordinary shares of 50p each			923.8	599.4
One Special Share of £1	(a	)	—	—

			923.8	599.4

(a)	Special Share

           The ‘Special Share’, which can be held only by one of the Secretaries of State or any other person acting on behalf of HM Government, does not carry rights to vote at the general or separate meetings but entitles the holder to attend and speak at such meetings. Written consent of the Special Shareholder is required before certain provisions of the company’s Articles of Association or certain rights attaching to the Special Share are varied. This share shall confer no rights to participate in the capital or profits of the company, except that in a winding up the Special Shareholder shall be entitled to repayment in priority to the other shareholders. The Special Share is redeemable at par at any time by the Special Shareholder after consultation with the company.

(b)
On 30 July 1999 under the Scheme of Arrangement between New Scottish Power plc (now renamed Scottish Power plc) and its shareholders under Section 425 of the Companies Act 1985, sanctioned by the Court of Session on 29 July 1999, all issued shares in the former Scottish Power plc (now renamed Scottish Power UK plc) were cancelled. Following the cancellation, the share capital of Scottish Power UK plc was restored to its former nominal amount and the credit arising as a result of the cancellation was applied in paying up in full new Scottish Power UK plc shares equal in nominal value to the shares cancelled. The new Scottish Power UK plc shares were issued to New Scottish Power plc (now renamed Scottish Power plc) which, as a result, became the new holding company of the ScottishPower group.

           On 30 July 1999 the new ordinary shares in Scottish Power plc were admitted to the Official List of the London Stock Exchange.

           As part of the capital reorganisation, New Scottish Power plc (now renamed Scottish Power plc) issued 49,998 Redeemable shares of £1 each. These non-equity shares were redeemed, at par, on 18 October 1999.

           The application of merger accounting principles to the consolidation of the new holding company results in the share capital of the group in prior years being equivalent to the share capital of the former Scottish Power plc.

(c)	Employee Share Schemes

           The group has four types of share option schemes for employees. Options have been granted and awards made to eligible employees to subscribe for ordinary shares in Scottish Power plc in accordance with the rules of each scheme. The ScottishPower and Southern Water Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three, five or seven year save-as-you-earn contract as appropriate. The PacifiCorp Stock Incentive Plan relates to options over ScottishPower ADSs and vest over two or three years, as appropriate. The Executive Share Option Scheme applied to executive directors and certain senior managers. However, this Scheme has been replaced with the Long Term Incentive Plan and, although it will not affect options already granted, this plan supersedes executive share options. Options granted under the Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made.

          (i) Summary of movements in share options in ScottishPower shares

	ScottishPower Sharesave Scheme (number of shares 000s)	Weighted average exercise price (pence)	Southern Water Sharesave Scheme (number of shares 000s)	Weighted average exercise price (pence)	Executive Share Option Scheme (number of shares 000s)	Weighted average exercise price (pence)
Outstanding at 1 April 1997	17,514	252.8	6,692	117.1	1,553	326.4
Granted	5,268	307.0	—	—	—	—
Exercised	(2,813)	202.6	(1,956)	87.2	(699)	323.3
Lapsed	(974)	264.9	(487)	151.7	—	—

Outstanding at 1 April 1998	18,995	274.6	4,249	126.9	854	328.6
Granted	4,284	440.0	—	—	—	—
Exercised	(1,224)	252.6	(1,458)	102.9	(372)	338.1
Lapsed	(783)	295.7	(91)	166.6	(50)	380.2

Outstanding at 1 April 1999	21,272	308.4	2,700	138.5	432	314.4
Acquisition*	—	—	—	—	—	—
Granted	4,745	429.0	—	—	—	—
Exercised	(3,674)	272.6	(1,529)	131.9	(168)	344.6
Lapsed	(2,398)	345.7	(93)	148.5	(1)	352.1

Outstanding at 31 March 2000	19,945	339.2	1,078	147.1	263	297.0

	PacifiCorp Stock Incentive Plan* (number of shares 000s)	Weighted average exercise price (pence)	Total (number of shares 000s)
Outstanding at 1 April 1997	—	—	25,759
Granted	—	—	5,268
Exercised	—	—	(5,468)
Lapsed	—	—	(1,461)

Outstanding at 1 April 1998	—	—	24,098
Granted	—	—	4,284
Exercised	—	—	(3,054)
Lapsed	—	—	(924)

Outstanding at 1 April 1999	—	—	24,404
Acquisition*	14,534	562.1	14,534
Granted	2,982	422.2	7,727
Exercised	—	—	(5,371)
Lapsed	(1,478	578.1	(3,970)

Outstanding at 31 March 2000	16,038	534.5	37,324

*	PacifiCorp share options as at 29 November 1999.
#
PacifiCorp Stock Incentive Plan are options over ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower shares as follows: one ScottishPower ADS equals four ScottishPower shares.

           (ii) Analysis of share options outstanding at 31 March 2000

	Date of grant	Number of participants	Number of shares (000s)	Option price (pence)	Normal exercisable date
ScottishPower Sharesave Scheme	22 June 1994	4	3	273.8	6 months to March 2000
	20 June 1995	848	1,035	262.1	6 months to March 2001
	20 June 1996	3,004	7,036	263.1	6 months to March 2000 or 2002
	20 June 1997	3,940	4,001	307.0	6 months to March 2001 or 2003
	12 June 1998	4,848	3,499	440.0	6 months to March 2002 or 2004
	11 June 1999	5,845	4,371	429.0	6 months to March 2003 or 2005

Southern Water Sharesave Scheme	26 January 1993	69	203	111.0	6 months to September 2000
	25 January 1994	50	85	154.9	6 months to September 2001
	25 January 1995	55	152	136.1	6 months to September 2000 or 2002
	25 January 1996	373	638	160.2	6 months to September 2001 or 2003

Executive Share Option Scheme	18 December 1991	7	110	227.4	1994-2001
	25 June 1992	11	19	237.7	1995-2002
	1 July 1993	3	42	310.0	1996-2003
	17 December 1993	21	36	454.8	1996-2003
	27 May 1994	3	3	354.0	1997-2004
	18 November 1994	3	22	352.1	1997-2004
	12 May 1995	5	31	335.0	1998-2005

PacifiCorp Stock Incentive Plan**	3 June 1997	107	1,785	533.8	29 November 1999 to 3 June 2007
	12 August 1997	35	358	574.2	29 November 1999 to 12 August 2007
	10 February 1998	145	3,281	648.5	29 November 1999 to 10 February 2008
	13 May 1998	7,861	1,814	626.7	29 November 1999 to 13 May 2008
	9 February 1999	154	3,888	513.4	9 February 2000 to 9 February 2009##
	11 May 1999	8,361	1,930	464.5	11 May 2000 to 11 May 2009***
	16 February 2000	131	2,982	422.2	16 February 2001 to 16 February 2010###

**
Options granted under the PacifiCorp Stock Incentive Plan are for ScottishPower ADSs; for the purpose of the table above, options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US$ ADS option price was converted so that it may be represented in terms of ScottishPower ordinary shares. The price was further converted at the closing exchange rate on 31 March 2000 to be quoted in pence in the table above.

##	Option becomes exercisable in the proportions of one third on 9 February 2000, with a further third on 9 February 2001 and the remaining one third on 9 February 2002.
***	Option becomes exercisable in the proportions 50% on 11 May 2000 and the remaining 50% on 11 May 2001.
###	Option becomes exercisable in the proportions of one third on 16 February 2001, with a further third on 16 February 2002 and the remaining one third on 16 February 2003.

          All options are exercisable over Scottish Power plc ordinary shares. Where reference is made to Southern Water, this is to identify the Sharesave Scheme under which the options over Scottish Power plc ordinary shares have been granted. The exercise prices of options granted prior to the rights issue on 30 August 1996 were adjusted to reflect the bonus element inherent in the rights issue.

          For the Southern Water Sharesave Scheme, the date of grant refers to the date the original Southern Water sharesave scheme share options were granted. These options were exchanged for options over ScottishPower shares following acquisition in 1996.

          Where reference is made to PacifiCorp Stock Incentive Plan, this is to identify the scheme under which the options over Scottish Power plc ADSs have been granted. For the PacifiCorp Stock Incentive Plan, the date of grant refers to the date the original PacifiCorp Common Stock options were granted. These options were exchanged for options over ScottishPower ADSs following the acquisition on 29 November 1999.

28    Analysis of movements in shareholders’ funds

	Notes		Number of Shares 000s	Share capital £m	Share premium £m	Revaluation reserve £m	Capital redemption reserve £m	Merger reserve £m
At 1 April 1997—as previously stated			1,177,366	588.7	305.7	—	—	—
Transfer			—	—	(305.7)	—	—	305.7

At 1 April 1997—as restated			1,177,366	588.7	—	—	—	305.7
Retained loss for the year			—	—	—	—	—	—
Share capital issued—Employee sharesave scheme	(a	)	18,687	9.3	81.1	—	—	—
— Executive share option scheme			699	0.4	1.9	—	—	—
Revaluation of fixed assets			—	—	—	229.0	—	—
Revaluation surplus realised			—	—	—	(1.7)	—	—
Goodwill written off	(b	)	—	—	—	—	—	—
Transfers			—	—	(83.0)	—	—	83.0

At 1 April 1998			1,196,752	598.4	—	227.3	—	388.7
Retained profit for the year			—	—	—	—	—	—
Share capital issued—Employee sharesave scheme	(a	)	1,554	0.8	4.2	—	—	—
— Executive share option scheme			372	0.2	1.1	—	—	—
Revaluation surplus realised			—	—	—	(3.4)	—	—
Transfers			—	—	(5.3)	—	—	5.3

At 1 April 1999			1,198,678	599.4	—	223.9	—	394.0
Retained profit for the year			—	—	—	—	—	—
Share capital issued—Employee sharesave scheme	(a	)	12,044	6.0	49.7	—	—	—
— Executive share option scheme			168	0.1	0.5	—	—	—
— Acquisition			689,669	344.8	3,687.8	—	—	—
Revaluation surplus realised			—	—	—	(3.4)	—	—
Impairment of goodwill previously written off	(b	)	—	—	—	—	—	—
Goodwill realised on disposals	(b	)	—	—	—	—	—	—
Share buy-back			(52,973)	(26.5)	—	—	26.5	—
Exchange movements	(c	)	—	—	—	—	—	—
Transfers			—	—	(4.2)	—	(8.2)	12.4

Balance at 31 March 2000			1,847,586	923.8	3,733.8	220.5	18.3	406.4

	Notes		Other reserve £m	Profit and loss account £m	Total £m
At 1 April 1997—as previously stated			—	628.3	1,522.7
Transfer			—	—	—

At 1 April 1997—as restated			—	628.3	1,522.7
Retained loss for the year			—	(73.2)	(73.2)
Share capital issued—Employee sharesave scheme	(a	)	(5.2)	(42.0)	43.2
— Executive share option scheme			—	—	2.3
Revaluation of fixed assets			—	—	229.0
Revaluation surplus realised			—	1.7	—
Goodwill written off	(b	)	5.2	(21.4)	(16.2)
Transfers			—	—	—

At 1 April 1998			—	493.4	1,707.8
Retained profit for the year			—	234.9	234.9
Share capital issued—Employee sharesave scheme	(a	)	(3.1)	—	1.9
— Executive share option scheme			—	—	1.3
Revaluation surplus realised			—	3.4	—
Transfers			3.1	(3.1)	—

At 1 April 1999			—	728.6	1,945.9
Retained profit for the year			—	600.9	600.9
Share capital issued—Employee sharesave scheme	(a	)	(1.5)	(16.2)	38.0
— Executive share option scheme			—	—	0.6
— Acquisition			—	—	4,032.6
Revaluation surplus realised			—	3.4	—
Impairment of goodwill previously written off	(b	)	—	7.5	7.5
Goodwill realised on disposals	(b	)	—	15.3	15.3
Share buy-back			—	(302.0)	(302.0)
Exchange movements	(c	)	—	25.1	25.1
Transfers			1.5	(1.5)	—

Balance at 31 March 2000			—	1,061.1	6,363.9

(a)
The movement on the other reserve reflects the reduction in shares which were to be issued following the acquisition of Southern Water plc in August 1996. It represented the cost to ScottishPower of transferring existing options over Southern Water plc shares to the Scottish Power UK plc Sharesave Scheme. As these options are exercised, the other reserve is reduced for the attributable cost of the option.

(b)	Cumulative goodwill written off to reserves as at 31 March 2000 was £1,013.9 million (1999 £1,036.7 million, 1998 £1,036.7 million).
(c)	The cumulative foreign currency translation adjustments at 31 March 2000 amount to £25.1 million (1999 £nil, 1998 £nil).
(d)
When ScottishPower acquired Southern Water plc, a balance was established under merger reserve for the cost to ScottishPower of transferring existing options over Southern Water plc shares to the Scottish Power UK plc Sharesave Scheme. As these options were exercised, the merger reserve was reduced for the attributable cost of the option. Subsequently, on 31 March 1998, the debit balance on this reserve arising from the write off of goodwill was transferred to the profit and loss account reserve. However, the movements in the balance were still shown within merger reserve, with a corresponding transfer to profit and loss account reserve.

          In the year to 31 March 2000, the application of merger accounting principles to the group reconstruction which involved the creation of a new holding company (see Accounting Policies and Definitions—Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. These two items are sufficiently different in nature that the directors have decided that it would improve the transparency of reserve movements if these items were shown separately. Accordingly, the movements which relate to the transfer of the former Southern Water plc share options are now included within the other reserve with a corresponding transfer to profit and loss account reserve. Prior year figures have been re-stated accordingly. The movements and balances shown above under merger reserve represent the effects of merger accounting for the creation of the new holding company. The balance on the merger reserve at 31 March 2000 represents the difference between the called up share capital of the company and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed Scottish Power UKplc) at 30 July 1999, the date of the capital reorganisation.

29    Minority interests

	Equity 2000 £m	Non-equity 2000 £m	Total 2000 £m	Equity 1999 £m	Non-equity 1999 £m	Total 1999 £m
At 1 April	1.3	—	1.3	1.9	—	1.9
Acquisition	0.2	134.8	135.0	—	—	—
Arising on partial disposal of Thus	162.2	—	162.2	—	—	—
Disposal	(0.8)	—	(0.8)	—	—	—
Exchange	—	0.9	0.9	—	—	—
Profit and loss account	(1.3)	2.4	1.1	(0.6)	—	(0.6)

At 31 March	161.6	138.1	299.7	1.3	—	1.3

          Non-equity minority interests include 100% of the preferred stock and preferred stock subject to mandatory redemption of PacifiCorp. Preferred stockholders have first preference in the event of a liquidation of PacifiCorp and first rights to dividends. The holders of these shares only have rights against the PacifiCorp group of companies.

30 Acquisition

          On 29 November 1999 the group acquired PacifiCorp for a total consideration of £4,111.3 million. The acquisition method of accounting has been adopted and the goodwill arising on the purchase has been capitalised and is being amortised over 20 years. The directors have estimated the useful economic life of the goodwill acquired after assessment of the long-term nature of PacifiCorp’s electricity business and the potential impact of change to the regulatory regime for utility companies in the United States. The details of the transaction, results and fair value adjustments arising from the change in ownership are shown below. Share issue costs of £33.0 million relating to the share issue have been charged to the share premium account.

Fair value of PacifiCorp consideration	Book values at 29 Nov 1999 £m	Businesses held for disposal £m	Accounting policy alignment £m	Revaluation £m	Fair values at 29 Nov 1999 £m
Intangible fixed assets	233.7	(233.7)	—	—	—
Tangible fixed assets	5,726.3	(654.9)	69.5	(258.3)	4,882.6
Investments	207.0	(64.9)	(25.7)	7.4	123.8
Businesses held for disposal	—	551.0	—	—	551.0
Current assets	1,510.6	(102.0)	(358.7)	(19.6)	1,030.3
Creditors: amounts falling due within one year — Loans and other borrowings	(201.9)	—	2.4	0.4	(199.1)
— Other creditors	(575.0)	(93.5)	(92.7)	(82.8)	(844.0)
Creditors: amounts falling due after more than one year — Loans and other borrowings	(2,945.8)	520.8	20.3	38.2	(2,366.5)
Provisions for liabilities and charges	(1,303.3)	—	858.3	(88.1)	(533.1)
Deferred income	(171.4)	—	(88.0)	259.4	—
Minority interest	(135.0)	—	—	—	(135.0)

Net assets	2,345.2	(77.2)	385.4	(143.4)	2,510.0

Goodwill arising on acquisition of PacifiCorp					1,601.3

Purchase consideration					4,111.3

Satisfied by:
Shares allotted					4,065.5
Cash in respect of fractional shares					0.8
Acquisition expenses (excluding share issue costs)					45.0

					4,111.3

(a) Businesses held for disposal

          The assets and liabilities of businesses held for disposal have been included together after adjustment to estimated realisable value and included as current assets described as ‘Businesses held for disposal’. Provision has also been included for estimated tax on disposals. The principal business held for resale is Powercor, an electricity distribution and supply business in Australia.

(b) Accounting policy alignment

          The book values of PacifiCorp’s net assets are stated in accordance with US GAAP. Adjustments have been made to align PacifiCorp’s Accounting Policies to ScottishPower’s Accounting Policies under UK GAAP. The principal adjustments are as follows:

          (i) under US GAAP full provision is made for deferred tax. ScottishPower’s Accounting Policy, under UK GAAP, is to provide for deferred tax using the liability method to the extent tax is expected to become payable in the foreseeable future. Therefore, an adjustment of £796.7 million has been made to reverse that part of PacifiCorp’s deferred tax provision which is not required under UK GAAP and of £354.3 million to reverse a regulatory asset for deferred tax in PacifiCorp’s accounts. In addition, included within PacifiCorp’s deferred tax balance is an amount of £92.7 million which has been transferred to current taxation.

          (ii) under US GAAP for regulated industries, tangible fixed assets are depreciated to a negative amount equal to anticipated decommissioning costs. Under UK GAAP, the present value of the anticipated decommissioning costs is included within provisions and added to the fixed asset which is then depreciated on a straight line basis. Tangible fixed assets and provisions have been increased by £8.6 million and £76.5 million respectively.

(iii)
under US GAAP customer contributions in respect of the construction of tangible fixed assets are netted against the cost of the related fixed assets. Under UK GAAP, such contributions are credited to deferred income. A re-classification has been made to increase tangible fixed assets and deferred income by £88.0 million.

(iv)
under US GAAP, as applied by regulated electricity utilities, both the cost of debt and cost of equity applicable to domestic utility properties are capitalised during construction. Under UK GAAP, interest on the debt funding attributable to capital projects may be capitalised during the period of construction. Accordingly, tangible fixed assets have been reduced by £24.7 million.

(c)	Revaluation

Valuation adjustments have been made to the assets and liabilities for PacifiCorp. The principal adjustments are as follows:

(i)	tangible fixed assets have been written down by £282.9 million, following a review of their recoverability. In addition deferred income has been reduced by £161.4 million.

(ii)	provision of £47.0 million has been made for constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review.

(iii)
the fair values of the PacifiCorp pension scheme and other post-retirement benefits arrangements have been based on an independent actuarial assessment of the market values of the relevant assets and liabilities. The total fair value adjustments amount to £39.0 million.

(iv)
costs of £31.8 million incurred as a direct result of the acquisition are included in the fair value adjustments in respect of guaranteed merger credits payable under the regulatory approval process for the acquisition, and severance costs for senior employees who terminated their contract of employment as a result of the change in control following the acquisition.

(v)
PacifiCorp was recognising through its profit and loss account a gain on disposal of a business as cash was received under the terms of a commercial agreement. The fair value of this commercial agreement is £79.3 million greater than the net book value recognised in PacifiCorp’s accounts and adjustments have been made to recognise this fair value by reducing deferred income by £98.0 million and current assets by £18.7 million.

(vi)	loans and other borrowings have been marked to market based on interest rates at the date of acquisition. An adjustment of £38.2 million has been made to reduce the value of debt.

(vii)	current liabilities have been increased by £12.5 million for costs related to the financing of the group’s investment in Powercor.

Due to the size and complexity of the acquisition the fair values currently established are provisional and are subject to review prior to finalisation at 31 March 2001. The factors which may affect the finalisation of the fair value adjustments include changes to the regulatory regime for electricity utilities in the states in which PacifiCorp operates, ongoing regulatory rate cases and depreciation studies in most of the states in which PacifiCorp operates, and sales of businesses held for disposal. In addition, possible future changes to the accounting requirements in the UK for provision for deferred taxation may impact the fair values.

Subsequent to the year end the directors endorsed a decision of the PacifiCorp Board to undertake a major restructuring of the PacifiCorp businesses. The estimated employee severance costs of this restructuring will be in excess of £100 million. A provision will be made for restructuring costs in the quarter ending 30 June 2000.

The results and total recognised gains and losses of PacifiCorp, based on PacifiCorp’s accounting policies under US GAAP prior to acquisition and excluding fair value adjustments arising from the acquisition for the year to 31 December 1998 and for the pre-acquisition period from 1 January 1999 to 28 November 1999, are shown below expressed in US dollars:

Results	Period from 1 Jan 1999 to 28 Nov 1999 $m	Year to 31 Dec 1998 $m

Turnover	3,626.2	5,580.4

Operating profit	653.8	680.8

Profit on ordinary activities before taxation	251.9	196.9
Taxation	(146.7)	(59.1)

Profit on ordinary activities after taxation	105.2	137.8
Income/(loss) from discontinued operations net of tax benefit	1.1	(146.7)
Minority interests	(26.0)	(27.2)

Profit/(loss) for the financial year	80.3	(36.1)
Preferred dividends	(17.6)	(19.3)

Profit/(loss) attributable to shareholders	62.7	(55.4)

          Profit on ordinary activities before taxation for the year to 31 December 1998 included $123 million in special charges, $13 million in merger costs, $80 million relating to the write down of investments and $73 million net costs of the aborted bid for The Energy Group plc. Profit on ordinary activities before taxation for the period from 1 January 1999 to 28 November 1999 included $23 million for the write down of projects under construction and $157 million in merger costs.

Statement of total recognised gains and losses	Period from 1 Jan 1999 to 28 Nov 1999 $m	Year to 31 Dec 1998 $m

Profit/(loss) attributable to shareholders	62.7	(55.4)
Exchange movements	9.5	(7.3)
Unrealised gain on available-for-sale securities	1.1	6.2

Total recognised gains and losses	73.3	(56.5)

31      Pensions

          At 31 March 2000, ScottishPower had eight statutorily approved defined benefit pension schemes and one statutorily approved defined contribution scheme. The PacifiCorp arrangements are included following the acquisition of PacifiCorp on 29 November 1999. The pension charge for the PacifiCorp arrangements is for the post-acquisition period only. Details of the principal schemes are set out below:

						Prepayment/ (provision) as at 31 March
Pension fund	Scheme type	Funded or unfunded	2000 £ m	Pension charge for the year 1999 £ m	1998 £ m	2000 £ m	1999 £ m
ScottishPower	Defined benefit	funded	—	6.9	6.5	5.0	5.0
Manweb	Defined benefit	funded	4.2	5.8	5.8	—	—
Southern Water	Defined benefit	funded	4.1	5.3	5.8	—	—
Final Salary LifePlan	Defined benefit	funded	1.0	—	—	—	—
PacifiCorp	Defined benefit	funded	5.3	—	—	(32.6)	—

          The components of the pension charge are as follows:

				2000			1999
Pension fund	Regular Cost £ m	Interest (credit)/cost on prepayment/provision £ m	Variation credit £ m	Net pension charge £ m	Regular cost £ m	Interest credit on prepayment/provision £ m	Variation credit £ m	Net pension charge £ m
ScottishPower*	33.0	(0.3)	(47.1)	—	28.3	(1.1)	(20.3)	6.9
Manweb	5.8	—	(1.6)	4.2	5.8	—	—	5.8
Southern Water	5.3	—	(1.2)	4.1	5.3	—	—	5.3
Final Salary LifePlan	1.0	—	—	1.0	—	—	—	—
PacifiCorp	4.4	0.9	—	5.3	—	—	—	—

*	The net pension charge is set to a minimum of nil where the variation credit exceeds regular cost plus interest.

          The prepayment/(provision) as at the year end can be reconciled as follows:

Pension fund	Prepayment at 1 April 1999 £ m	Arising on acquisition £ m	Employer contribution £ m	Pension charge £ m	Prepayment/(provision) at 31 March 2000 £ m	Prepayment at 1 April 1998 £ m
ScottishPower	5.0	—	—	—	5.0	11.9
Manweb	—	—	4.2	(4.2)	—	—
Southern Water	—	—	4.1	(4.1)	—	—
Final Salary LifePlan	—	—	1.0	(1.0)	—	—
PacifiCorp	—	(37.5)	10.2	(5.3)	(32.6)	—

	Employer Contribution £ m	Pension charge £ m	Prepayment at 31 March 1999 £ m
ScottishPower	—	(6.9)	5.0
Manweb	5.8	(5.8)	—
Southern Water	5.3	(5.3)	—
Final Salary LifePlan	—	—	—
PacifiCorp	—	—	—

           The individual scheme funding details and assumptions made are as follows:

					Principal actuarial assumptions
Pension fund	Latest full actuarial valuation	Valuation carried out by	Value of assets based on valuation £m	Valuation method adopted	Average investment rate of return	Average salary increases	Average pension increases

ScottishPower	31 December 1997	William M Mercer	1,292.0	Projected unit	8.5%	6.5%	4.5%
Manweb	31 March 1998	Bacon & Woodrow	467.6	Projected unit	8.5%	6.5%	4.5%
Southern Water	31 March 1998	Watson Wyatt	231.1	Projected unit	8.5%	6.5%	4.5%
Final Salary LifePlan	31 March 1999	William M Mercer	—	Projected unit	5.5%	4.0%	2.5%
PacifiCorp	1 January 1999	Hewitt Associates	591.6	Projected unit	9.25%/6.75%	4.0%	—

	Average equity dividend growth	Value of fund assets/accrued benefits
ScottishPower	4.5%	123%
Manweb	4.75%	105%
Southern Water	5.5%	108%
Final Salary LifePlan	n/a	97%
PacifiCorp	n/a	82%

(a) Group pension arrangements

          Following a review of the group’s UK pension arrangements, the ScottishPower Pension Scheme, Manweb Pension Scheme and Southern Water Pension Scheme were closed to new members from 31 December 1998.

          The group introduced two new group pension plans for new UK employees effective from 1 January 1999. The new plans are a defined benefit plan and a defined contribution plan which are open to continuous contract employees aged between 16 and 60, subject to any qualifying period of service required by the group.

          Following the acquisition of PacifiCorp on 29 November 1999, the associated US pension arrangements are now included in the group’s Accounts. Further details of these US arrangements are given in sub-note (f) below.

          Each of the pension schemes’ assets are invested in an appropriate diversified range of equities, bonds, property and cash. The broad proportions invested in each asset class at 31 March 2000 are as follows:

	Equities%	Bonds%	Property%	Cash%	Total%
ScottishPower	89	4	5	2	100
Manweb	71	29	—	—	100
Southern Water	84	12	—	4	100
Final Salary LifePlan	100	—	—	—	100
PacifiCorp	69	31	—	—	100

(b) ScottishPower

          This Scheme was open prior to 1 January 1999 to employees of ScottishPower. Scottish Power UK plc operates a funded pension scheme of the company providing defined retirement and death benefits based on final pensionable salary. Members are required to contribute to the Scheme at a rate of 5% of pensionable salary. Scottish Power UK plc meets the balance of cost of providing benefits, and company contributions paid are based on the results of the actuarial valuation of the Scheme and are agreed by Scottish Power UK plc and the Scheme Trustees.

          The assets of the Scheme are held separately from those of the company in a trustee administered fund. Included in the Scheme assets are 1,038,903 ((pound)5.3 million) ScottishPower shares, purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index.

          The pension charge for the year is based on the advice of the Scheme’s independent qualified actuary and is calculated using different assumptions from those used at the last actuarial valuation of the Scheme. For expensing purposes the Scheme assets have been taken at market value instead of a calculated figure, liabilities have been costed on financial assumptions in line with Government stock yields, and allowance has been made for members leaving the Scheme with deferred benefits.

          The prepayment included in the balance sheet represents the accumulated excess of the actual contributions paid to the Scheme over the pension accounting charge. The expensing calculations detailed above resulted in the accounting rate used for the calculation of the 1999-2000 pension charge being nil. This is derived from a regular cost of 22.6% of salaries, fully offset by a variation credit. The variation credit is calculated as the assessed surplus, less the prepayment, spread as a fixed percentage of pensionable salary roll over nine years.

(c) Manweb

          Prior to 1 January 1999, most of the Manweb employees were entitled to join the Manweb Group of the Electricity Supply Pension Scheme, which provides pension and other related benefits based on final pensionable pay to employees throughout the Electricity Supply Industry in England & Wales. The ongoing contributions to the Scheme are based on the results of the actuarial valuation of the Scheme and the advice of the Scheme Actuary. On average, the company pays contributions at twice the rate payable by the member.

          The assets are held in a separate trustee administered fund. Included in the Scheme assets are 202,981 (£1.0 million) ScottishPower shares, purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index. For funding and expensing purposes, the Scheme assets are valued by discounting the income which can be expected from a notional portfolio of assets at the valuation rate of interest.

          The pension charge for the year, of 12% of pensionable salaries, is based on the advice of the Scheme’s independent qualified actuary and is calculated using the same assumptions as at the last actuarial valuation of the Scheme. The variation credit is calculated as the assessed surplus spread over three years and an annual charge in respect of Early Retirement Deficiency Costs payable over 14 years.

(d) Southern Water

          Southern Water operates a number of pension schemes. The Scheme details above relate to the principal defined benefit scheme which covers the majority of the Southern Water employees. Members are required to contribute to the Scheme at varying rates of pensionable salary depending upon category of membership. The company meets the balance of the cost of the accruing benefits. Contributions paid are based on the results of the actuarial valuation of the Scheme and are agreed by the company and the Scheme Trustees.

          The assets are held in a separate trustee administered fund. For funding and expensing purposes, the Scheme assets are valued by discounting the income which can be expected from a notional portfolio of assets at the valuation rate of interest.

          The pension charge for the year, of 10.3% of pensionable salaries, is based on the advice of the Scheme’s independent qualified actuary and is calculated using the same assumptions as at the last actuarial valuation of the Scheme. The variation credit is calculated as the assessed surplus spread over 17 years.

(e) Final Salary LifePlan

          The group operates a funded pension scheme providing defined retirement and death benefits based on final pensionable salary for eligible UK employees of the group. The assets of the Scheme are held in a separate trustee administered fund. The pension charge for the year, of 10% of pensionable salaries, is based on the advice of the Scheme’s independent qualified actuary, representing the assessed balance of cost of the accruing benefits after allowing for members’ contributions of 5% of pensionable salaries.

(f) PacifiCorp

          PacifiCorp operates pension plans covering substantially all its employees. Benefits are based on the employee’s years of service and final pensionable salary, adjusted to reflect estimated Social Security benefits. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. The PacifiCorp pensions figures in these Accounts include the unfunded Supplementary Executive Retirement Plan (SERP). The SERP accounts for less than 5% of the PacifiCorp liabilities. PacifiCorp meets the entire cost of accruing benefits under PacifiCorp plans. The assets for the funded plan are held in a separate fund. For funding and expensing purposes, the Scheme assets are valued at market levels, and liabilities costed on financial assumptions in line with market return expectations. The pension charge for the period is based on the advice of the plan’s independent qualified actuary. The provision at 29 November 1999 relates to the plans’ funding position at that time, and therefore there is no variation cost over the period. PacifiCorp also provides post-retirement benefits and post-employment benefits to certain employees. Details of these benefits are disclosed in Note 35.

(g) Additional pension arrangements

          The group operates an approved defined contribution pension scheme for eligible employees. Contributions are paid by the member and employer at fixed rates. The benefits secured at retirement or death reflect each employee’s accumulated fund and the cost of purchasing benefits at that time. The assets of the Scheme are held in a separate trustee administered fund. The pension charge for the year represents the defined employer contribution and amounted to £0.2 million. The group also operates pension schemes for a number of other groups of employees; details of these have been omitted from the Accounts on the grounds of materiality.

          Further details of the group’s pensions arrangements are disclosed in Note 35.

32    Contingent liabilities

          (a) In November 1999, the group floated a minority stake in its Internet and telecommunications business, Thus plc. In the event that Thus plc ceases to be a part of the ScottishPower capital gains tax group before 30 September 2005, Thus plc will become liable to corporation tax on chargeable gains currently estimated, after consideration of various uncertainties, at amounts up to £570 million. Members of the ScottishPower group have agreed to indemnify Thus plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

          (b) The group’s businesses are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the directors are unable to predict with certainty whether or not the group will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group’s consolidated Accounts. Details of legal proceedings involving the group are provided in the Business Review on pages 42 and 43.

          (c) The group has contingent liabilities under performance bonds and actual and potential claims, none of which, in the opinion of the directors, is material to the group.

33    Financial commitments

(a) Analysis of annual commitments under operating leases

	2000 £m	1999 £m
Leases of land and buildings expiring:
Within one year	0.4	1.0
Between one and two years	1.2	0.2
Between two and three years	1.2	0.3
Between three and four years	1.2	0.2
Between four and five years	0.1	0.2
More than five years	23.4	20.4

	27.5	22.3

Other operating leases expiring:
Within one year	1.4	2.2
Between one and two years	1.0	0.6
Between two and three years	7.7	3.5
Between three and four years	0.9	0.7
Between four and five years	2.7	0.8
More than five years	1.0	—

	14.7	7.8

(b) Capital commitments

	2000 £m	1999 £m
Contracted but not provided	286.5	315.8

(c) Other contractual commitments

          Under contractual commitments in the UK the group has rights and obligations in relation to the undernoted contracts. The annual value of the purchases and sales arising from these contracts is provided below:

					Purchases/sales in year under group commitments
	Note		Commitment entered into	Commitment expires	2000 £m	1999 £m	1998 £m
The purchase of electricity from British Energy Generation (UK) Limited			1990	2005	370.1	367.7	365.8

The purchase of electricity from Scottish and Southern Energy plc	(i	)	1990	see below	72.4	78.8	100.5

The supply of electricity to Scottish and Southern Energy plc			1990	2005	17.6	18.2	16.8

Revenue from the operation of the company’s transmission system and access by Scottish and Southern Energy plc to the Anglo- Scottish interconnector			1990	No fixed date of expiry	31.0	27.7	26.1

Purchase of coal from The Scottish Coal Company Limited			1998	2003	19.0	22.0	76.9

Purchase of coal from The Scottish Coal (Deep Mine) Company Limited			1998	2004	49.2	50.5	—

Purchase of gas from various fields in the North Sea			1994	2010	125.8	123.6	81.8

(i)	There are two agreements relating to the purchase of electricity from Scottish and Southern Energy plc. These expire in 2012 and 2039 .

          In the US, the group manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to economically operate the system (within the boundaries of Federal Energy Regulatory Commission requirements) and meet commitments for wholesale sales and retail load growth. The long-term wholesale sales commitments include contracts with minimum sales requirements of £268.3 million, £220.7 million, £210.0 million, £203.1 million and £176.2 million for the years 2001 to 2005 respectively. As part of its energy resource portfolio, PacifiCorp acquires a portion of its power through long-term purchases and/or exchange agreements which require minimum fixed payments of £183.7 million, £174.3 million, £175.5 million, £161.8 million and £143.6 million for the years 2001 to 2005 respectively. The purchase contracts include agreements with the Bonneville Power Administration, the Hermiston Plant and a number of cogenerating facilities.

34    Related party transactions

          Related party transactions and balances with joint ventures and associated undertakings.

(a) Trading transactions and balances arising in the normal course of business

		Sales/(purchases) to/(from) other group companies during the year			Amounts due from/(to) other group companies as at 31 March
Related party	Related party relationship to group	2000 £m	1999 £m	1998 £m	2000 £m	1999 £m
Sales by related parties Scottish Electricity Settlements Limited	50% owned joint venture	8.7	5.8	—	1.7	2.3
ScotAsh Limited	50% owned joint venture	0.2	—	—	—	—
Purchases by related parties Scottish Electricity Settlements Limited	50% owned joint venture	(0.4)	(0.9)	(1.3)	—	(0.8)
South Coast Power Limited	50% owned joint venture	(0.3)	(8.1)	—	(0.1)	(0.1)
CeltPower Limited	50% owned joint venture	(0.4)	(0.1)	—	(0.1)	(0.1)
ScotAsh Limited	50% owned joint venture	(0.3)	—	—	(0.1)	—

          In addition to the above, since 30 November 1999 PacifiCorp has made management and similar charges to Powercor of £2.0 million. At 31 March 2000, Powercor owed the group £21.9 million.

(b) Funding transactions and balances arising in the normal course of business

		Interest payable to other group companies during the year		Amounts due to other group companies as at 31 March
Related party	Related party relationship to group	2000 £m	1999 £m	2000 £m	1999 £m
Scottish Electricity Settlements Limited	50% owned joint venture	(1.4)	(1.5)	(18.3)	(19.1)
South Coast Power Limited	50% owned joint venture	—	(0.2)	—	—
CeltPower Limited	50% owned joint venture	—	—	—	(2.0)
ScotAsh Limited	50% owned joint venture	—	—	(1.0)	—

35    Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

          The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial year to US GAAP:

	Notes		2000 £m		1999 £m		1998 £m
Profit for the financial year under UK GAAP			942.3		502.8		170.1
US GAAP adjustments:
Amortisation of goodwill	(i	)	(40.3)		(30.0)		(29.8)
Deferred tax	(ii	)	(39.3)		(33.5)		(28.1)
Pensions	(iii	)	44.8		17.6		22.7
Depreciation on revaluation uplift	(iv	)	3.4		3.4		1.7
Plant decommissioning and mine reclamation liabilities	(v	)	(6.7)		—		—
Other	(xi	)	(8.0)		—		—
Re-classification as extraordinary item	(vi	)	15.9		—		—

			912.1		460.3		136.6
Deferred tax effect of US GAAP adjustments	(ii	)	(19.2)		(5.3)		(6.8)

			892.9		455.0		129.8
Extraordinary item (net of tax)	(vi	)	(11.1)		—		—

Profit for the financial year under US GAAP			881.8		455.0		129.8

Earnings per share
— continuing operations			64.26	p	38.39	p	11.00	p
— extraordinary item (net of tax)	(vi	)	(0.80	)p	—		—

Earnings per share under US GAAP	(x	)	63.46	p	38.39	p	11.00	p

Diluted earnings per share
— continuing operations			63.81	p	38.01	p	10.89	p
— extraordinary item (net of tax)	(vi	)	(0.79	)p	—		—

Diluted earnings per share under US GAAP	(x	)	63.02	p	38.01	p	10.89	p

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	Notes		2000 £m	1999 £m
Equity shareholders’ funds under UK GAAP			6,363.9	1,945.9
US GAAP adjustments:
Goodwill	(i	)	1,013.9	1,036.7
Business combinations	(i	)	783.2	163.1
Amortisation of goodwill	(i	)	(132.4)	(92.1)
ESOP shares held in trust	(viii	)	(62.3)	(33.8)
US regulatory assets	(ix	)	348.1	—
Pensions	(iii	)	150.3	116.8
Dividends	(vii	)	113.4	178.0
Revaluation of fixed assets	(iv	)	(229.0)	(229.0)
Depreciation on revaluation uplift	(iv	)	8.5	5.1
Plant decommissioning and mine reclamation liabilities	(v	)	123.3	—
Other	(xi	)	10.2	—
Deferred tax:
Effect of US GAAP adjustments	(ii	)	(213.6)	(35.7)
Effect of differences in methodology	(ii	)	(1,248.0)	(594.2)

Equity shareholders’ funds under US GAAP			7,029.5	2,460.8

(i)	Goodwill and business combinations

Goodwill

Under UK GAAP, goodwill arising from the purchase of operating entities before 31 March 1998 has been written off directly against reserves. Goodwill arising on acquisitions after 31 March 1998 is capitalised and amortised through the income statement over its useful economic life. Under US GAAP, goodwill arising from the purchase of operating entities should be held as an intangible asset in the balance sheet and amortised over its expected useful life.

The goodwill adjustment is made to recognise goodwill previously written off to reserves under UK GAAP as an intangible asset under US GAAP.

This goodwill, which is capitalised under US GAAP, is then amortised on a straight line basis over its useful economic life of 40 years with the effect being a reduction in profit reflecting the amortisation charge for the period.

          Business combinations

In addition to re-instating the goodwill calculated under UK GAAP as described above, goodwill must also be recalculated in accordance with US GAAP. This is required due to differences between UK GAAP and US GAAP in the determination of acquisition price and valuation of assets and liabilities at the acquisition date. The adjustment referred to as business combinations reflects principally the impact of recalculating the goodwill arising on the acquisitions of Manweb, Southern Water and PacifiCorp under US GAAP.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(ii)	Deferred taxation

Under UK GAAP, provision for deferred tax is only required to the extent that it is probable that a taxation liability or asset will crystallise, in the foreseeable future, as a result of timing differences between taxable profit and accounting profit. Provision is made at known rates of tax.

Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. Provision is made based on enacted tax law.

The item “effect of US GAAP adjustments” reflects the additional impact of making full provision for deferred tax in respect of adjustments made in restating the balance sheet to US GAAP.

The item “effect of differences in methodology” reflects the impact of making full provision for deferred tax.

(iii)	Pension costs

          The fundamental differences between UK GAAP and US GAAP are as follows:

          (a) Under UK GAAP, the annual pension charge is determined so that it is a substantially level percentage of the current and expected future payroll. Under US GAAP, the aim is to accrue the cost of providing pension benefits in the year in which the employee provides the related service.

          (b) Under UK GAAP, pension liabilities are usually discounted using an interest rate that represents the expected long-term return on plan assets. Under US GAAP, pension liabilities are discounted using the current rates at which the pension liability could be settled.

          (c) Under UK GAAP, variations from plan can be aggregated and amortised over the remaining employee service lives. Under US GAAP, variations from plan must be amortised separately over remaining service lives.

(d) Under UK GAAP, alternative bases can be used to value plan assets. Under US GAAP, plan assets should be valued at market or at market related values.

(iv)	Revaluation of fixed assets

          The revaluation of Manweb distribution assets and Southern Water operational assets is not permitted under US GAAP. Accordingly, the reconciliation restates fixed assets to historical cost and the depreciation charge has been adjusted. Refer to Note 18 (i) for further information relating to the fixed assets revaluation.

(v)	Plant decommissioning and mine reclamation liabilities

          Under UK GAAP future decommissioning costs are provided for, on a discounted basis, generally at the inception of the asset life with a corresponding increase to the cost of the asset. This increased cost is depreciated over the useful life of the asset. Under US GAAP for regulated industries, decommissioning costs are accounted for by depreciating the related tangible fixed asset to a negative amount which equates to the estimated decommissioning costs. In respect of mine reclamation costs UK GAAP requires the discounted future costs of reclamation to be provided for, with a corresponding increase to the cost of the mine assets. Under US GAAP anticipated mine reclamation costs are accrued over the life of the mine asset.

(vi)	Extraordinary item

          Under UK GAAP, costs of early debt repayment have been treated as exceptional interest costs. Under US GAAP, costs of early debt repayment are classified as extraordinary items. Earnings per share under US GAAP are shown both before and after extraordinary items.

(vii)	Ordinary dividends

          Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are proposed by the Board of Directors. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

(viii)	ESOP shares held in trust

          Under UK GAAP, shares held by an Employee Share Ownership Plan (“ESOP”) are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, shares held in trust are recorded at cost in the balance sheet as a deduction from shareholders’ funds. No dividends have been paid on the shares held by the ScottishPower ESOP and future dividends have been waived.

(ix)	US regulatory assets

Statement of Financial Accounting Standard (FAS) 71 “Accounting for the Effects of Certain Types of Regulation” establishes US GAAP for utilities in the United States whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that, through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent GAAP applies in the UK.

Under UK GAAP, the group’s policy is to recognise regulatory assets established in accordance with FAS 71 only where they comprise rights or other access to future economic benefits which have arisen as a result of past transactions or events which have created an obligation to transfer economic benefits to a third party.

(x)	Earnings per share

Under UK GAAP, earnings per share is calculated by dividing the net profit or loss for the period by the weighted average number of shares (for basic and diluted number of shares) outstanding for the period. UK GAAP permits the presentation of more than one measure of earnings per share provided that all such measures are clearly explained and are given equal prominence on the face of the income statement.

Under US GAAP, earnings per share is calculated by dividing earnings from continuing operations, excluding extraordinary items, by the weighted average number of shares (for basic and diluted number of shares) outstanding for the period. US GAAP permits only one measure of earnings per share as a performance measure.

(a) Earnings per ordinary share have been calculated by dividing the profit for the financial year under US GAAP by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2000	1999	1998
Profit for the financial year under US GAAP (£m)	881.8	455.0	129.8
Basic weighted average share capital (number of shares, millions)	1,389.6	1,185.2	1,180.1
Diluted weighted average share capital (number of shares, millions)	1,399.2	1,197.2	1,191.9

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options.

(b) As permitted under UK GAAP, earnings per share have been presented including and excluding the impact of exceptional items, goodwill amortisation and the windfall tax to provide an additional measure of underlying performance. In accordance with US GAAP, earnings per share have been presented above based on US GAAP earnings, without adjustments for the impact of exceptional items, other than those which are classified as extraordinary items under US GAAP, goodwill amortisation and the windfall tax. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items, other than those which are classified as extraordinary items under US GAAP, in the determination of earnings per share in accordance with US GAAP increased earnings by £408.9 million or 29.43 pence per share for the year ended 31 March 2000. The inclusion of goodwill amortisation decreased earnings by £71.1 million or 5.12 pence per share for the year ended 31 March 2000, by £31.2 million or 2.63 pence per share for the year ended 31 March 1999 and by £29.8 million or 2.53 pence per share for the year ended 31 March 1998. The inclusion of the windfall tax decreased earnings by £317.0 million or 26.86 pence per share for the year ended 31 March 1998.

(xi)	Other

Other differences between UK and US GAAP are not individually material and relate to post-retirement benefits other than pensions, capitalisation of finance costs, marketable securities and stock option compensation expense.

UK GAAP permits the use of long-term discount rates in determining the provision for post-retirement benefits other than pensions. US GAAP requires the use of current market rates.

Under UK GAAP only interest on debt funding may be capitalised during the period of construction. Under US GAAP, as applied by regulated electricity utilities, both the cost of debt and the cost of equity applicable to domestic utility properties are capitalised during the period of construction.

UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. US GAAP requires that such investments, insofar as they are available-for-sale securities, are marked to market with movements in market value being included in other comprehensive income.

Under US GAAP, the group applies Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and a compensation expense has been recognised accordingly for its Share Option Schemes. As the group applies APB 25 in accounting for its plans, under FAS 123, Accounting for Stock-Based Compensation, it has adopted the disclosure only option in relation to its Share Option Schemes. Had the group determined compensation cost based on the fair value at the grant date for its share options under FAS 123, the group’s profit for the financial year under US GAAP and earnings per share under US GAAP would have been reduced to the pro forma amounts below:

	For the year 2000
Profit for financial year under US GAAP (£m)	881.8
Pro forma (£m)	878.8
Earnings per share under US GAAP	63.46	p
Pro forma	63.24	p

The effect on 1999 and 1998 profit for the financial year under US GAAP and earnings per share would have been immaterial.

The weighted average fair value of options granted during the year was £8.7 million. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

For the year 2000
Dividend yield	4.5%
Risk-free interest rate	6.0%
Volatility	30.0%
Expected life of the options (years)	4

(xii)	Reclassifications

The reconciliations of profit for the financial year and equity shareholders’ funds at the year end from UK GAAP to US GAAP only include those items which have a net effect on profit or equity shareholders’ funds. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows:

—under UK GAAP debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset

—under UK GAAP customer contributions in respect of fixed assets are generally credited to a separate deferred income account. Under US GAAP such contributions are netted off against the cost of the related fixed assets

—items included as exceptional items under UK GAAP are either classified as extraordinary items or special charges under US GAAP
—under US GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses

—under UK GAAP, the investor’s interest in the turnover and results of a joint venture or associate are disclosed gross. The investor’s share of the interest and taxation are disclosed separately as a component of the group interest and taxation lines. Under US GAAP, the investor’s interest in the net results of joint ventures and associates is disclosed as a single line in the income statement, net of interest and taxation.

Consolidated statement of comprehensive income

          Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income.

          The consolidated statement of comprehensive income is set out below:

	2000 £ m	1999 £ m	1998 £ m
Profit for the financial year under US GAAP	881 .8	455.0	129.8
Other comprehensive income
— Foreign currency translation adjustment	25.1	—	—
— Unrealised gain on available-for-sale securities	2.0	—	—

Total comprehensive income under US GAAP	908.9	455.0	129.8

Consolidated statement of cash flows

          The consolidated statement of cash flows prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

          Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates and joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources, and financing. Under US GAAP, only three categories of cash flow activity are reported; operating activities, investing activities and financing activities. Cash flows from dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation would be included as operating activities under US GAAP. Equity dividends paid would be included under financing activities under US GAAP.

          Under US GAAP, cash and cash equivalents are not offset by bank overdrafts repayable within 24 hours from the date of the advance, as is the case under UK GAAP and instead such bank overdrafts are classified within financing activities.

          The consolidated cash flow statement prepared in conformity with UK GAAP is set out on page 84. In this statement an additional measure, free cash flow, is included which is not an accepted measure under US GAAP. This measure represents cash flow from operations after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation. UK investors regard free cash flow as the money available to management annually to be allocated among a number of options including capital expenditure, payments of dividends and the financing of acquisitions.

          The consolidated statement of cash flows under US GAAP is set out below:

	2000 £ m	1999 £ m	1998 £ m
Cash inflow from continuing operating activities	1,117.5	944.9	1,014.1
Dividends received from associates and joint ventures	0.5	0.9	0.9
Returns on investments and servicing of finance	(258.4)	(149.9)	(146.7)
Ordinary taxation	(154.3)	(93.7)	(134.5)
Windfall tax	—	(157.8)	(157.8)

Net cash provided by operating activities	705.3	544.4	576.0

Capital expenditure and financial investment	(842.3)	(683.0)	(592.7)
Acquisitions and disposals	718.8	(77.4)	67.9

Net cash used in investing activities	(123.5)	(760.4)	(524.8)

Financing	(121.2)	454.2	261.5
Add: movement in bank overdrafts	23.8	6.0	(12.9)
Equity dividends paid	(406.0)	(252.8)	(226.0)

Net cash (required)/provided by financing activities	(503.4)	207.4	22.6

Net increase/(decrease) in cash and cash equivalents	78.4	(8.6)	73.8

Cash and cash equivalents at beginning of financial year	106.9	115.5	41.7

Cash and cash equivalents at end of financial year	185.3	106.9	115.5

          All liquid investments with maturities of three months or less at the time of acquisition are considered to be cash equivalents.

Significant non-cash investing or financing activities	2000 £m	1999 £m	1998 £m
On acquisition of subsidiaries:
Shares allotted as part of purchase consideration	4,065.5	—	—
Loan notes	—	—	3.0

Additional information required under US GAAP

(a) Infrastructure accounting

          The group's accounting policy in respect of Southern Water's infrastructure assets and related maintenance and renewals expenditure, as set out and explained in the accounting policies, is not generally accepted under US GAAP which requires historical cost depreciation accounting for these assets. The difference between the infrastructure renewals depreciation charge and depreciation accounting under US GAAP is not material to profit and equity shareholders' funds.

(b) Deferred taxation

          UK GAAP requires provision for deferred taxation only when it is expected that a liability will become payable or an asset will crystallise in the foreseeable future and then at the known future rates of tax. US GAAP requires full provision for deferred taxes to be made using enacted future tax rates.

          The components of the estimated net deferred tax liability that would be recognised under US GAAP are as follows:

	2000 £m	1999 £m
Deferred taxation liabilities
Excess of book value over taxation value of fixed assets	1,286.6	631.6
Other temporary differences	395.2	39.5

	1,681.8	671.1
Deferred taxation assets
Other temporary differences	(220.2)	(41.2)

Net deferred tax liability	1,461.6	629.9

Analysed as follows:
Current	(8.0)	(24.8)
Non-current	1,469.6	654.7

	1,461.6	629.9

(c) Pensions

          At 31 March 2000, ScottishPower had eight statutorily approved defined benefit pension schemes and one statutorily approved defined contribution scheme. The PacifiCorp arrangements are included following the acquisition of PacifiCorp on 29 November 1999.

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

          Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the funded status of these plans for the years ended 31 March 2000, 31 March 1999 and 31 March 1998 are as follows:

Change in benefit obligation	2000 £m	1999 £m	1998 £m
Benefit obligation at beginning of year	2,074.2	1,882.4	1,847.6
Additional obligation from acquisition	673.6	—	—
Service cost (excluding plan participants" contribution)	57.6	36.4	29.5
Interest cost	137.7	149.6	144.6
Plan participants" contribution	12.9	13.0	13.2
Actuarial (gain)/loss	(8.3)	97.2	(57.3)
Benefits paid	(124.9)	(104.4)	(95.2)
Exchange	4.8	—	—

Benefit obligation at end of year	2,827.6	2,074.2	1,882.2

Change in plans" assets	2000 £m	1999 £m	1998 £m
Fair value of plans" assets at beginning of year	2,781.4	2,372.1	2,045.1
Additional fair value of assets from acquisition	636.1	—	—
Actual return on plans" assets	558.3	488.7	395.8
Employer contributions	17.7	12.0	13.2
Plan participants" contributions	12.9	13.0	13.2
Benefits paid	(124.9)	(104.4)	(95.2)
Exchange	5.3	—	—

Fair value of plans" assets at end of year	3,886.8	2,781.4	2,372.1

Reconciliation of funded status to prepaid benefit cost	2000 £m	1999 £m	1998 £m
Funded status	1,059.2	707.2	489.7
Unrecognised net actuarial gain	(933.5)	(600.0)	(393.3)
Unrecognised transition asset	(3.3)	(4.2)	(5.0)

Prepaid benefit cost	122.4	103.0	91.4

           The components of pension benefit costs for the years ended 31 March 2000, 1999 and 1998 were as follows:

	2000 £m	1999 £m	1998 £m
Service cost	57.6	49.4	42.7
Interest cost	137.7	149.6	144.6
Expected return on plans“ assets	(211.1)	(184.4)	(181.7)
Amortisation of transition asset	(0.8)	(0.8)	(0.8)
Amortisation of experience gains	(22.8)	(13.4)	(0.2)

Net periodic benefit (credit)/cost	(39.4)	0.4	4.6

          The actuarial assumptions adopted in arriving at the above figures are as follows:

UK arrangements	2000	1999	1998
Expected return on plans“ assets	n/a	7% p.a.	8% p.a.
Discount rate	6% p.a.	6% p.a.	8% p.a.
Rate of earnings increase	5% p.a.	5% p.a.	7% p.a.
Pension increases	3% p.a.	3% p.a.	5% p.a.

US arrangements	2000	29 Nov 1999
Expected return on plans“ assets	n/a	9.25% p.a.
Discount rate	7.5% p.a.	7.5% p.a.
Rate of earnings increase	4% p.a.	4% p.a.
Inflation rate	4% p.a.	4% p.a.

(d) Other post-retirement benefits

          PacifiCorp Domestic Electric provides healthcare and life insurance benefits through various plans for eligible retirees on a basis substantially similar to those who are active employees. The cost of post-retirement benefits is accrued over the active service period of employees. The details shown below are in respect of the period from date of acquisition, 29 November 1999, to 31 March 2000.

          The net periodic post-retirement benefit cost and significant assumptions are summarised as follows:

2000 £m
Service cost	1.2
Interest cost	5.1
Expected return on plan assets	(4.6)

Net periodic post-retirement benefit cost	1.7

Discount rate	7.5%
Initial healthcare cost trend rate under 65	6.6%
Initial healthcare cost trend rate over 65	6.8%
Ultimate healthcare cost trend rate	4.5%

          The change in the accumulated post-retirement benefit obligation, change in plan assets and funded status are as follows:

2000 £m
Accumulated post-retirement benefit obligation on acquisition	215.9
Service cost	1.2
Interest cost	5.1
Plan participants“ contributions	0.6
Actuarial gain	(0.3)
Benefits paid	(3.7)
Exchange	1.5

Accumulated post-retirement obligation at end of year	220.3

Change in plan assets	2000 £m
Plan assets at fair value on acquisition	163.9
Actual return on plan assets	31.0
Company contributions	7.6
Benefits paid	(3.7)
Exchange	1.4

Plan assets at end of year	200.2

Reconciliation of accrued post-retirement costs and total amount recognised	2000 £m
Funded status of plan	(20.1)
PacifiCorp unrecognised net gain	(26.4)

Accrued post-retirement benefit cost	(46.5)

          The assumed healthcare cost trend rate gradually decreases over eight years. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the accumulated post-retirement benefit obligation (the “APBO”) as of 31 March 2000 by £15.7 million, and the annual net periodic post-retirement benefit costs by £1.4 million. Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the APBO as of 31 March 2000 by £14.9 million, and the annual net periodic post-retirement benefit costs by £1.3 million.

Post-employment benefits

          PacifiCorp Domestic Electric provides certain post-employment benefits to former employees and their dependants during the period following employment but before retirement. The costs of these benefits are accrued as they are incurred. Benefits include salary continuation, severance benefits, disability benefits and continuation of healthcare benefits for terminated and disabled employees and workers compensation benefits. The provision for post-employment benefits was £11.5 million at 31 March 2000.

(e) Acquisition—Unaudited pro forma information

          The following unaudited pro forma information shows the consolidated results of operations, under US GAAP, for the years ended 31 March 2000 and 31 March 1999 assuming that the acquisition of PacifiCorp had taken place on 1 April 1998. The pro forma results for the year ending 31 March 1999 include the results of PacifiCorp for the 12 months ended 31 December 1998. Adjustments have been made for permitted pro forma purchase accounting adjustments and to exclude the effects of discontinued operations and businesses held for disposal. Permitted pro forma adjustments include only the effect of events directly attributable to a transaction that are factually supportable and expected to have a continuing impact. Pro forma adjustments reflecting anticipated efficiencies resulting from a transaction are, under most circumstances, not permitted. As a result of the limitations imposed with regard to the types of permitted pro forma adjustments, the directors believe that the unaudited pro forma information is not indicative of future results of operations, nor the results of historical operations had the acquisition of PacifiCorp been consummated as of the assumed date.

	Year ended 31 March
	2000 £m		1999 £m
Turnover	5,494.3		6,238.0

Profit before taxation	1,225.6		639.0

Net income	965.1		463.8

Net income per ordinary share	69.45	p	39.13	p

Net income per ADS*	277.80	p	156.52	p

*	Net income per ADS has been calculated by multiplying the net income per ordinary share by four, the number of Ordinary Shares represented by each ADS.

          The results of businesses held for disposal are not included in the consolidated profit and loss account, as required under UK GAAP. The operating profit of Powercor, the principal business held for disposal, for the period from acquisition until 31 March 2000 was £41.8 million.

New US accounting standards adopted

(a) Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

          SOP98-1: Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use was issued during January 1998 by the American Institute of Certified Public Accountants (AICPA) and is effective for all fiscal years beginning after 15 December 1998. The information set out in Note 18 reflects the disclosure requirements of SOP 98-1.

(b) Accounting for Contracts Involved in Energy Trading and Risk Management Activities

          In December 1998 the FASB Emerging Issues Task Force (EITF) reached a consensus on Issue No 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The guidance has had minimal impact for the majority of UK energy contracts as they fall outside the scope of this consensus. The effect of the adoption of this consensus on US energy contracts is not material.

Recent US accounting pronouncements

(a) Accounting for Derivative Instruments and Hedging Activities

          In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (FAS 133) which, as amended will be effective for ScottishPower in April 2001. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative’s fair value will be recognised currently in earnings unless specific hedge accounting criteria are met. A derivative’s gains and losses for qualifying hedges offset related results on the hedged item in the income statement and a company must formally document, designate and periodically assess the effectiveness of transactions that receive hedge accounting. The impact of adopting FAS 133 on ScottishPower is currently being considered.

(b) Accounting for Asset Retirement Obligations

          The FASB issued a revised exposure draft in February 2000 on the proposed Statement which would establish standards for accounting for an obligation associated with the retirement of a tangible long-lived asset. The obligations included within the scope are those that are unavoidable as a result of either the acquisition or the normal operation of a long-lived asset. The obligation associated with the retirement of a tangible long-lived asset would be recognised as a liability when incurred and initially measured at fair value. Additionally, the proposed statement would establish standards for accounting for the cost associated with an asset retirement obligation. It would require that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalise that cost by recognising an increase in the carrying amount of the related long-lived asset. Based upon the current exposure draft, this proposed Statement would be effective for ScottishPower in April 2002 and the impact will be considered once the final Statement has been issued.

           Company Balance Sheet as at 31 March 2000

	Notes	2000 £m	1999 £m
Fixed assets
Investments	37	4,746.3	—

Current assets
Debtors	38	642.8	—

Creditors: amounts falling due within one year	39	(135.7)	—

Net current assets		507.1	—

Net assets		5,253.4	—

Called up share capital	40	923.8	—
Share premium	40	3,733.8	—
Capital redemption reserve	40	18.3	—
Profit and loss account	40	577.5	—

Shareholders" funds	40	5,253.4	—

Approved by the Board on 4 May 2000 and signed on its behalf by

Charles Miller Smith Charles Miller Smith Chairman	David Nish David Nish Finance Director

          The Accounting Policies and Definitions on pages 72 to 76, together with the Notes on pages 79 to 83, 85 to 87, 89 to 117 and 119 to 120 form part of these Accounts.

36    Company balance sheet at 31 March 1999

          The Company was incorporated on 19 February 1999. At 31 March 1999, its balance sheet comprised debtors of £ 37,500, cash of £12,500, ordinary share capital of £2 and Redeemable shares of £49,998.

37    Fixed asset investments

	Subsidiary undertakings		Own shares held under trust £m	Total £m
	Shares £m	Loans £m
Cost or valuation:
At 1 April 1999	—	—	—	—
Additions	1,663.5	3,049.9	33.9	4,747.3
Disposals and other	—	—	(1.0)	(1.0)

At 31 March 2000	1,663.5	3,049.9	32.9	4,746.3

38    Debtors

	2000 £m	1999 £m
Amounts falling due within one year:
Loans to subsidiary undertakings	572.5	—
Interest due from subsidiary undertakings	70.3	—

	642.8	—

39    Creditors

	2000 £m	1999 £m
Amounts falling due within one year:
Proposed dividend	113.4	—
Corporation tax	5.3	—
Accrued expenses	17.0	—

	135.7	—

40    Analysis of movements in share capital and reserves

	Number of shares 000s	Share capital £m	Share premium £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 April 1999	—	—	—	—	—	—
Retained profit for the year	—	—	—	—	803.0	803.0
Share capital issued
—Scheme of Arrangement	1,182,990	591.5	—	—	—	591.5
— Employee sharesave scheme	11,368	5.7	45.7	—	(16.2)	35.2
— Executive share option scheme	89	0.1	0.3	—	—	0.4
— Acquisition	689,669	344.8	3,687.8	—	—	4,032.6
Share buy-back	(36,530)	(18.3)	—	18.3	(209.3)	(209.3)

At 31 March 2000	1,847,586	923.8	3,733.8	18.3	577.5	5,253.4

          Details of the Scheme of Arrangement under which the company became the new holding company of the ScottishPower group and of the company’s share capital are set out in Note 27.

41    Profit and loss account

          As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account. The company’s profit and loss account was approved by the Board on 4 May 2000. The profit for the financial year per the Accounts of the company was £1,144.4 million (1999 £nil).

Principal Subsidiary Undertakings and Other Investments

Subsidiary undertakings	Class of share capital	Proportion of shares held	Activity
CRE Energy Limited	Ordinary shares £1	100%	Wind-powered electricity generation
Domestic Appliance Insurance Limited (Isle of Man)	Ordinary shares £1	100%	Insurance
Manweb plc	Ordinary shares 50p	100%	Regional electricity company
NA General Partnership*	n/a	100%	Investment holding
PacifiCorp (USA)	Common stock	100%	Regional electricity company
PacifiCorp Financial Services Inc (USA)	Common stock	100%	Finance company
PacifiCorp Group Holdings (USA)	Common stock	100%	Investment holding
Powercor Australia Limited (Australia)	Ordinary shares A$1	100%	Regional electricity company
	Redeemable preference shares A$1	100%
Scottish Power UK plc**	Ordinary shares 50p	100%	Generation, transmission, distribution and supply of electricity and gas supply
ScottishPower Insurance Limited (Isle of Man)	Ordinary shares £1	100%	Insurance
Southern Water Services Finance plc	Ordinary shares £1	100%	Finance company
Southern Water Services Limited	Ordinary shares £1	100%	Water supply and wastewater services
Thus plc	Ordinary shares 2.5p	50.1%	Internet and telecommunications
Fixed asset investments
Joint ventures
CeltPower Limited	Ordinary shares £1	50%	Wind-powered electricity generation
ScotAsh Limited	Ordinary shares £1	50%	Ash sales
Scottish Electricity Settlements Limited	Ordinary shares £1	50%	Scottish electricity settlements
Shoreham Operations Company Limited	Ordinary shares £1	50%	Management services
South Coast Power Limited	Ordinary shares £1	50%	Electricity generation
Associated undertaking
Wind Resources Limited	Ordinary shares £1	45%	Wind-powered electricity generation
Other investments
Folkestone & Dover Water Services Limited	Ordinary shares £1	25%	Water supply
	Preference shares £1	22%
	Deferred shares £1	12%

Notes

           A$ represents Australian dollar
*	NA General Partnership is a partnership and therefore has no defined class of share capital.
**	The investment in this company is a direct holding of Scottish Power plc.

          The directors consider that to give full particulars of all undertakings would lead to a statement of excessive length. The information above includes the undertakings whose results or financial position, in the opinion of the directors, principally affect the results or financial position of the group and subsidiary undertakings excluded from consolidation on the grounds that they are held exclusively for resale.

          All companies are incorporated in Great Britain, unless otherwise stated.

Report of the Auditors
to the members of Scottish Power plc

          We have audited the Accounts on pages 72 to 120 including the disclosures in respect of directors’ remuneration contained in Note 3(c) on page 81.

Respective Responsibilities of Directors and Auditors

          The directors are responsible for preparing the Annual Report and Accounts/Form 20-F. As described on page 71, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession’s ethical guidance.

          We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Report of the Directors is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions is not disclosed.

          We read the other information contained in the Annual Report and Accounts/Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

          We review whether the statement on pages 62 and 63 reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company’s or group’s corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

          We conducted our audit in accordance with Auditing Standards generally accepted in the United Kingdom which are substantially consistent with generally accepted Auditing Standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

UK Opinion

          In our opinion the Accounts give a true and fair view of the state of affairs of the company and the group at 31 March 2000 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

US Opinion

          In our opinion, the Accounts referred to above present fairly, in all material respects, the consolidated financial position of the group as at 31 March 2000 and 31 March 1999, and the results of their operations and their cash flows for the years ended 31 March 2000, 31 March 1999 and 31 March 1998 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in determination of net income, shareholders’ equity and cash flows is shown in Note 35 to the Accounts.

PRICEWATERHOUSE COOPERS

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors Glasgow

4 May 2000

Five Year Summary

		Years ended 31 March
	Notes	2000 $m	2000 £m		1999 £m		1998 £m		1997 £m
UK GAAP Information
Profit and Loss Account Information:
Turnover	(a)	6,584	4,115		3,242		3,128		2,941
Operating profit	(a)	1,075	672		803		785		664
Operating profit (as adjusted)	(a),(b)	1,538	961		804		785		685
Profit before taxation		1,854	1,159		644		640		558
Profit before taxation (as adjusted)	(b)	1,177	736		645		640		579
Profit after ordinary taxation		1,509	943		502		488		422
Profit for the financial year	(c)	1,508	942		503		170		421
Dividends		(546)	(341)		(268)		(243)		(218)

Balance Sheet Information:
Total assets		23,913	14,946		6,232		5,577		4,848
Capital expenditure (net)	(d)	1,419	887		754		657		471
Long-term liabilities		8,690	5,431		2,108		1,435		1,076
Net debt		7,746	4,842		2,421		1,953		1,790
Equity shareholders’ funds		10,182	6,364		1,946		1,708		1,523

Ratios and Statistics:
Earnings per ordinary share		$1.0850	67.81	p	42.42	p	14.41	p	38.11	p
Earnings per ordinary share (as adjusted)	(f)	$0.6624	41.40	p	42.52	p	41.28	p	39.88	p
Earnings per ScottishPower ADS	(e)	$ 4.34	£ 2.71		£ 1.70		£ 0.58		£ 1.52
Earnings per ScottishPower ADS (as adjusted)	(e),(f)	$ 2.66	£ 1.66		£ 1.70		£ 1.65		£ 1.59
Dividends per ordinary share		$0.3968	24.80	p	22.50	p	20.40	p	18.50	p
Dividends per ScottishPower ADS	(e)	$ 1.58	£ 0.99		£ 0.90		£ 0.82		£ 0.74
Dividend cover (as adjusted)	(f)	1.7x	1.7x		1.9x		2.0x		2.2x
Interest cover (as adjusted)	(f)	4.2x	4.2x		5.0x		5.3x		6.4x
Gearing	(g)	76%	76%		124%		114%		118%

US GAAP Information
Turnover		6,584	4,115		3,242		3,128		2,941
Profit for the financial year	(c)	1,411	882		455		130		353
Earnings per ordinary share	(h)	$1.0154	63.46	p	38.39	p	11.00	p	31.94	p
Earnings per ScottishPower ADS	(e),(h)	$ 4.06	£ 2.54		£ 1.54		£ 0.44		£ 1.28
Total assets		26,937	16,836		7,199		6,550		6,065
Equity shareholders’ funds under US GAAP		11,248	7,030		2,461		2,253		2,340

	Notes	1996 £m
UK GAAP Information
Profit and Loss Account Information:
Turnover	(a)	2,271
Operating profit	(a)	434
Operating profit (as adjusted)	(a),(b)	477
Profit before taxation		404
Profit before taxation (as adjusted)	(b)	447
Profit after ordinary taxation		295
Profit for the financial year	(c)	296
Dividends		(146)

Balance Sheet Information:
Total assets		2,861
Capital expenditure (net)	(d)	227
Long-term liabilities		785
Net debt		632
Equity shareholders’ funds		1,208

Ratios and Statistics:
Earnings per ordinary share		33.12	p
Earnings per ordinary share (as adjusted)	(f)	36.61	p
Earnings per ScottishPower ADS	(e)	£ 1.32
Earnings per ScottishPower ADS (as adjusted)	(e),(f)	£ 1.46
Dividends per ordinary share		15.50	p
Dividends per ScottishPower ADS	(e)	£ 0.62
Dividend cover (as adjusted)	(f)	2.4x
Interest cover (as adjusted)	(f)	15.4x
Gearing	(g)	52%

US GAAP Information
Turnover		2,271
Profit for the financial year	(c)	271
Earnings per ordinary share	(h)	30.39	p
Earnings per ScottishPower ADS	(e),(h)	£ 1.22
Total assets		3,480
Equity shareholders’ funds under USGAAP		1,510

(a)
The results for the financial year ended 31 March 1996 included turnover of £439.4 million, operating profit of £37.7 million and operating profit, before exceptional reorganisation costs, of £80.4 million in respect of Manweb for the period of the year following its acquisition on 6 October 1995. The results for the financial year ended 31 March 1997 included turnover of £316.2 million, operating profit of £114.4 million and operating profit, before exceptional reorganisation costs, of £135.6 million in respect of Southern Water for the period of the year following its acquisition on 6 August 1996. The results for the financial year ended 31 March 2000 included turnover of £711.7 million, operating profit of £124.5 million and operating profit, before goodwill amortisation of £151.7 million in respect of PacifiCorp for the period of the year following its acquisition on 29 November 1999.

(b)	Operating profit (as adjusted) and profit before taxation (as adjusted) exclude the effect of exceptional items and goodwill amortisation.
(c)	Profit for the financial year ended 31 March 1998 is stated after charging windfall tax of £317 million.
(d)	Capital expenditure is stated net of capital grants and customer contributions.
(e)	Earnings and dividends per ScottishPower ADS have been calculated based on a ratio of four ScottishPower ordinary shares to one ScottishPower ADS.
(f)
The adjusted figures for Earnings per ordinary share, Earnings per ScottishPower ADS, Dividend cover and Interest cover exclude the effects of exceptional items, goodwill amortisation and windfall tax as applicable.

(g)
Gearing is calculated by dividing net debt by equity shareholders’ funds. (h) As permitted under UK GAAP, earnings per share have been presented including and excluding the impact of the exceptional items, goodwill amortisation and the windfall tax to provide an additional measure of underlying performance. In accordance with US GAAP, earnings per share have been presented based on US GAAP earnings, without adjustments for the impact of exceptional items, other than those which are classified as extraordinary items under US GAAP, goodwill amortisation and the windfall tax. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items, other than those which are classified as extraordinary items under US GAAP, in the determination of earnings per share in accordance with US GAAP increased earnings by £408.9 million or 29.43 pence per share/ £1.18 per ADS for the year ended 31 March 2000. The inclusion of goodwill amortisation decreased earnings by £71.1 million or 5.12 pence per share/ £0.20 per ADS for the year ended 31 March 2000, by £31.2 million or 2.63 pence per share/ £0.11 per ADS for the year ended 31 March 1999, by £29.8 million or 2.53 pence per share/ £0.10 per ADS for the year ended 31 March 1998, by £23.7 million or 2.14 pence per share/ £ 0.09 per ADS for the year ended 31 March 1997 and by £7.5 million or 0.84 pence per share/ £0.03 per ADS for the year ended 31 March 1996. The inclusion of windfall tax decreased earnings by £ 317.0 million or 26.86 pence per share/ £1.07 per ADS for the year ended 31 March 1998.

(i)	Amounts for the financial year ended 31 March 2000 have been translated, solely for the convenience of the reader, at $1.60 to £1.00, the closing exchange rate on 31 March 2000.

GLOSSARY OF TERMS AND US EQUIVALENTS

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Employee share schemes	Employee stock benefit plans
Employee costs	Payroll costs
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Investment in associates and joint ventures	Securities of equity investees
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net asset value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group’s employees engaged in the construction of plant and equipment for internal use
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (in the balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Reserves	Shareholders’ equity other than paid-up capital
Severance costs	Early release scheme expenses
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders’ funds	Shareholders’ equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Investor Information

New Holding Company

          An announcement was made on 25 February 1999 that the directors had decided that the group would be more effective if it were structured with a holding company that did not have any operating activities.

          On 15 June 1999, ScottishPower shareholders approved a scheme of arrangement under Section 425 of the Companies Act 1985, the purpose of which was to introduce the new holding company for the ScottishPower group. The scheme was subsequently sanctioned by the Court of Session and became effective on 30 July 1999.

          In particular, the introduction of the new holding company facilitates:

—	a clearer demarcation between certain of the group’s activities; and
—	the financial independence of different operating areas of the group.

          It is also believed that the creation of the new holding company for the group assisted the regulatory review process of the PacifiCorp merger in the UK and in the US.

Nature of Trading Market

          The principal trading market for the ordinary shares of ScottishPower is the London Stock Exchange. In addition, American Depositary Shares (“ADSs”) (each of which represents four ordinary shares) have been issued by The Bank of New York, as depositary (the “Depositary”), for the company’s ADSs and are traded on the New York Stock Exchange following listing on 8 September 1997.

          Table 24 sets forth, for the calendar quarters of the financial years indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the range of high and low closing sale prices for ADSs, as reported over-the-counter prior to 8 September 1997 and as reported on the New York Exchange Composite Tape following that date.

Table 24—Historical Share Prices

	Ordinary Shares [1]		American Depositary Shares [2]
Financial Year	High (p)	Low (p)	High ($)	Low ($)
1999
First	576.00	521.00	37.50	35.25
Second	620.00	528.00	41.28	35.25
Third	675.00	532.00	44.63	37.00
Fourth	664.00	529.00	44.02	34.13

	Ordinary Shares [1]		American Depositary Shares [2]
Financial Year	High (p)	Low (p)	High ($)	Low ($)
2000
First	575.50	508.50	36.55	32.68
Second	601.50	518.00	39.06	33.62
Third	595.00	458.50	39.11	29.66
Fourth	528.50	359.50	33.55	22.97

1	The past performance of the ordinary shares is not necessarily indicative of future performance.

2
Calculated using a ratio of four ordinary shares to one ADS, the ratio which took effect on the listing of the ADSs on the New York Stock Exchange on 8 September 1997. Until that time, each ADS represented 10 ordinary shares.

Table 25—Analysis of Ordinary Shareholdings at 31 March 2000

Range of holdings	No. of shareholdings	No. of shares
1-100	18,530	836,744
101-200	222,828	37,128,579
201-600	186,281	58,217,257
601-1,000	45,733	35,755,736
1,001-5,000	53,168	97,269,107
5,001-100,000	4,287	68,666,571
100,001 and above	811	1,549,711,943

	531,638	1,847,585,937

          On 31 March 2000, there were 507 registered holders of 360,957 ordinary shares with addresses in the US and 53,847 registered holders of 98,204,289 ADSs (equivalent to 392,817,156 ordinary shares). The combined holdings of these shareholders represented 21.26% of the total number of ordinary shares outstanding as at 31 March 2000. UK registered shareholders represented 78.64% of the total number of ordinary shareholders, and all shareholders other than those registered in the UK or the US represented 0.1% of the total number of ordinary shareholders outstanding as at 31 March 2000. As certain of the ordinary shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the US or elsewhere or the number of ordinary shares or ADSs beneficially held by US persons.

Share Capital and Options

          As a result of the exercise of options under the employee Sharesave and Executive Share Option Schemes, a total of 1,959,261 ordinary shares of 50p each were issued during the year. Accordingly, the number of ordinary shares in issue was 1,847,585,937 as at 31 March 2000. During the year, 4,744,818 options over ordinary shares were granted to 6,273 employees under the

ScottishPower Sharesave Scheme. The company also established a Qualifying Employee Share Ownership Trust and, on 16 March 2000, 10,252,965 ordinary shares were issued to the trustee (ScottishPower Sharesave Trustees Limited) to hold in trust; these shares will be transferred on exercise to the holders of options granted under the Scottish Power UK plc Sharesave Scheme between 20 June 1997 and 11 June 1999, and the Southern Water Sharesave Scheme between 26 January 1993 and 25 January 1996. No options were granted under the Executive Share Option Scheme, which was replaced in 1996 by the introduction of the Long Term Incentive Plan. Awards in respect of 564,080 shares were made under the Plan during the year, and these awards are subject to the achievement of specified performance criteria. Details are contained in the Remuneration Report on pages 64 to 70. During the period between 30 November 1999 and 31 March 2000, 2,982,000 options were granted to 131 employees under the PacifiCorp Stock Incentive Plan.

          Between 31 March 2000 and 4 May 2000, being the latest practicable date prior to publication of this report, a further 33,176 ordinary shares have been issued as a result of the exercise of options under the aforementioned share option schemes. At the Annual General Meeting of the company last year, shareholders granted authority to the directors to purchase up to 119,932,395 ordinary shares. As intended, the Board exercised this authority to purchase, on market, 52,973,200 ordinary shares, totalling £302 million of the intended £500 million, to give a more efficient capital structure. The shares bought back represent 2.87% of the ordinary issued share capital as at 31 March 2000.

Substantial Shareholding

          As at 4 May 2000, the company had been notified that Prudential Corporation group of companies held 69,940,973 ordinary shares representing 3.79% of the issued share capital.

Control of Company

          As far as is known to ScottishPower, ScottishPower is not directly or indirectly owned or controlled by another corporation or by any foreign government.

          As of 4 May 2000, no person known to ScottishPower owned more than 10% of any class of the group’s voting securities.

          As of 4 May 2000, the total amount of voting securities owned by directors and executive officers of ScottishPower as a group is shown in Table 26.

Table 26—Voting securities

Title of Class Identity of Group	Amount Owned	Percentage of Class
Ordinary shares Directors and executive officers (19 persons)	404,053	0.02%

          In addition, as of 4 May 2000, the directors and executive officers of ScottishPower, as a group, held options to purchase 1,323,265 ordinary shares, all of which options were issued pursuant to ScottishPower’s Long Term Incentive Plan, ScottishPower’s Executive Share Option Scheme, ScottishPower’s Sharesave Scheme or the PacifiCorp Stock Incentive Plan.

          ScottishPower does not know of any arrangements the operation of which might result in a change in control of the group.

Exchange Rates

          The group publishes its consolidated Accounts in pounds sterling. In this document, references to “pounds sterling”, “Pounds”, “pence” or “p” are to United Kingdom currency and references to “US dollars”, “US$” or “$” are to US currency. Solely for the convenience of the reader, this report contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, at the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 31 March 2000 of £1.00 = $1.5922. On 4 May 2000, the Noon Buying Rate was $1.5435 to £1.00. No representation is made that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

          Table 27 sets forth, for the financial year indicated, certain information concerning the Noon Buying Rate in New York City for pounds sterling and US dollars per £1.00.

Dividends

          Although dividends have historically been declared and paid and financial reports published semi-annually, following completion of the merger with PacifiCorp ScottishPower has moved to quarterly reporting and expects to announce its first set of quarterly results in August 2000. ScottishPower has also commenced payment of quarterly dividends. The first quarterly dividend of 2.23 pence was in respect of the period 29 November (the day the merger became effective) to 31 December 1999 and was paid on 15 February 2000.

Table 27—Historical Exchange Rates

Financial Year Ended March 31	High	Low	Average [1]	Year-end
1996	$1.62	$1.50	$1.57	$1.53
1997	$1.71	$1.49	$1.60	$1.64
1998	$1.69	$1.61	$1.65	$1.68
1999	$1.72	$1.60	$1.65	$1.61
2000	$1.68	$1.55	$1.61	$1.59

1	The average of the Noon Buying Rates on the last day of each month during the relevant period.

Table 28—Historical Dividend Payments

		Financial Years
	Notes	2000		1999	1998	1997	1996
Pence per ordinary share:	1
Interim		8.27p		7.50p	6.80p	6.17p	5.17p
Pre-completion		8.10p		—	—	—	—
Quarter (29 Nov 1999—31 Dec 1999)		2.23p		—	—	—	—
Quarter (1 Jan 2000—31 Mar 2000)		6.20p		—	—	—
Final		—		15.00p	13.60p	12.33p	10.33p

Total		24.80p		22.50p	20.40p	18.50p	15.50p

Pence per ADS	2
Interim		33.08p		30.00p	27.20p	24.68p	20.68p
Pre-completion		32.40p		—	—	—	—
Quarter (29 Nov 1999—31 Dec 1999)		8.92p		—	—	—	—
Quarter (1 Jan 2000—31 Mar 2000)		24.80p		—	—	—
Final		—		60.00p	54.40p	49.32p	41.32p

Total		99.20p		90.00p	81.60p	74.00p	62.00p

US dollars per ADS	2
Interim		$0.5324		$ 0.48	$ 0.46	$ 0.40	$ 0.34
Pre-completion		$0.5215		—	—	—	—
Quarter (29 Nov 1999—31 Dec 1999)		$0.1413		—	—	—	—
Quarter (1 Jan 2000—31 Mar 2000)		$0.3856	*	—	—	—	—
Final		—		$ 0.97	$ 0.91	$ 0.81	$ 0.68

Total		$1.5808		$ 1.45	$ 1.37	$ 1.21	$ 1.02

1
Dividends per share and per ADS are shown net of any associated UK tax credit available to certain holders of ordinary shares and ADSs. See “Taxation-Taxation of Dividends”. Dividends paid by the Depositary in respect of ADSs are paid in US dollars based on a market rate of exchange that differs from the Noon Buying Rate.

2	Calculated based on a ratio of four ordinary shares for one ADS.
*	The US dollar dividend for the quarter (1 January 2000—31 March 2000) is approximate. The actual figure will depend on the exchange rate on 16 June 2000.

          This was in addition to the interim dividend of 8.27 pence per share and the pre-completion dividend of 8.10 pence per share which were paid on 1 February 2000.

          A dividend of 6.20 pence per share on the ordinary shares will be paid on 16 June 2000 to shareholders on the register on 19 May 2000. This dividend will be paid to ADS holders on 26 June 2000. This makes a total dividend for the year of 24.80 pence per share. It is intended to pay dividends quarterly thereafter.

          Future dividends will be dependent upon the group’s earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future dividends.

          ScottishPower’s stated dividend aim is to achieve 5% nominal growth for each of the next three years.

          Table 28 sets out the dividends paid on ordinary shares and ADSs in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

          A person resident in the UK for tax purposes who receives a dividend from ScottishPower is generally entitled to a tax credit, currently at a rate of  1 /9th of the dividend (the “associated UK tax credit”). For further information, see “Taxation-Taxation of Dividends”.

Exchange Controls and Other Limitations Affecting Security Holders

          There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of the company’s securities except as otherwise set forth in “Taxation”.

          There are no limitations imposed by UK law or by the company’s Memorandum and Articles of Association that restrict the right of non-UK resident or non-UK citizen owners to hold or vote the ordinary shares.

Taxation

          The following discussion of UK and US federal income tax consequences is set forth with respect to US tax considerations in reliance upon the advice of Milbank, Tweed, Hadley & McCloy LLP, special US counsel to the company, and with respect to UK tax considerations in reliance upon the advice of Freshfields, the company’s UK lawyers. The discussion is intended only as a summary of the principal US federal income tax and UK tax consequences to investors who hold the ADSs or ordinary shares as capital assets and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares. The summary does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark to market, investors with a functional currency other than the US dollar, persons who hold the ADSs as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the company. The statements of UK and US tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this report. The statements are subject to any changes occurring after that date in UK or US law or practice, in the interpretation thereof by the relevant taxation authorities, or in any double taxation convention between the US and the UK. The US and the UK have entered into negotiations to update the current convention between the two countries for the avoidance of double taxation with respect to taxes on income and capital gains (the “Income Tax Convention”). The company believes, and the discussion therefore assumes, that it is not a passive foreign investment company for US federal income tax purposes.

          Each investor is urged to consult their own tax adviser regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs under the laws of the US, the UK and their constituent jurisdictions and any other jurisdiction where the investor may be subject to tax.

          If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, a beneficial owner of ADSs will be treated as the owner of the underlying ordinary shares for the purposes of the Income Tax Convention of the US Internal Revenue Code of 1986, as amended (the “Code”).

          For the purposes of this summary, the term “US Holder” means a beneficial owner of the ADSs that is a US citizen or resident, a domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source.

          For the purposes of this summary, the term “Eligible US Holder” means a US Holder that is a resident of the US for the purposes of the Income Tax Convention and that satisfies the following conditions:

—	is not also resident in the UK for UK tax purposes;

—	is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the company;

—
whose holding of the ADSs is not effectively connected with a permanent establishment in the UK through which such holder carries on a business or with a fixed base in the UK from which such holder performs independent personal services, and;

—	under certain circumstances, is not a company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents of, nor nationals of, the US.

Taxation of Dividends

          The company is not required to withhold any UK taxes from its dividend payments to US Holders. Therefore, the amount of a dividend paid to a US Holder will not be reduced by any UK withholding tax. Under UK tax law and the Income Tax Convention, an Eligible US Holder is in theory entitled to an additional payment from the UK (the “UK tax credit”) equal to 1/9th of the amount of any dividend paid by the company to the holder. While, as noted above, the dividend paid by the company is not subject to any UK withholding tax, under current UK law, the UK tax credit that otherwise would be payable by the UK is completely offset by a UK withholding tax of 100% on that UK tax credit. Accordingly, US Holders will receive the full amount of any dividend declared by the company (without deduction for UK tax) but will not be entitled to an additional cash payment from the UK in respect of the UK tax credit. An Eligible US Holder who elects to claim a credit (as described below) against the holder’s US federal income tax liability with respect to the UK withholding tax imposed on the UK tax credit amount, is required to include, in addition to the gross amount of the dividend paid by the company, the amount of the UK tax credit in taxable income for US federal income tax purposes, even though none of the amount of the UK tax credit is paid by the UK. An Eligible US Holder who includes the amount of the UK tax credit in taxable income, generally will be entitled to credit against the holder’s US tax liability, the amount of the UK tax credit that the holder is deemed to have received, as discussed below, which US tax credit may result in a reduction in the holder’s effective US tax rate on the cash dividend received. Following is a simplified numerical example of the US tax treatment of dividends paid to an Eligible US Holder who is subject to tax at a rate of 35% and is eligible for and claims a US tax credit for the complete amount of the UK tax credit:

$
Dividend received	90.00
UK tax credit	10.00
US taxable income	100.00
US tax @ 35%	35.00
US tax credit for UK withholding tax	(10.00)
US tax liability	25.00
Cash dividend received	90.00
US tax liability	(25.00)
After-tax cash amount	65.00
Approximate effective US tax rate on cash received	27.8%

          Note that the US federal income tax consequences of dividends paid to an Eligible US Holder will depend upon the holder’s particular circumstances and, consequently, the US federal income tax consequences applicable to a particular holder may differ from those set forth in the above example. Holders are urged to consult their own tax advisers regarding the tax consequences to them of the payment of a dividend by the company.

          The procedures for claiming a credit are outlined in US Internal Revenue Service Revenue Procedure 2000 —13, 2000—6 I.R.B. 1.

Investor Information

          An Eligible US Holder recognises income when the dividend is actually or constructively received by the holder, in the case of ordinary shares, or by the Depository, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the Eligible US Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. In determining the amount of dividend income, an Eligible US Holder will use the spot currency exchange rate on the date the dividend is included in income. Any difference between that amount and the dollars actually received may constitute foreign currency gain or loss, which is ordinary gain or loss. Individual Eligible US Holders, however, are not required to recognise gain of less than $200 from the exchange of foreign currency in a “personal transaction” as defined in Section 988(e) of the Code.

          Subject to certain limitations and requirements, an Eligible US Holder will be entitled under the Income Tax Convention to credit the UK withholding tax imposed on the amount of the UK tax credit against the Eligible US Holder’s US federal income tax liability, provided the holder includes the gross amount of the UK tax credit in the holder’s gross income as described above. Claiming a US foreign tax credit with respect to the UK withholding tax imposed under the Income Tax Convention upon the UK tax credit, may result in a lower effective US federal income tax rate on dividends paid by ScottishPower for certain Eligible US Holders as demonstrated in the above numbered example. An Eligible US Holder is not required to affirmatively make a claim to the UK Inland Revenue to be entitled to the US foreign tax credit, although an Eligible US Holder electing to claim the credit must complete an Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) and file such Form with the holder’s US federal income tax return. Eligible US Holders that include the amount of the UK tax credit in gross income, but do not elect to claim foreign tax credits may instead claim a deduction for UK withholding tax. For foreign tax credit limitation purposes, the dividend will be income from sources without the US. The rules relating to the computation of foreign taxes are complex and Eligible US Holders should consult their own tax advisers to determine whether, and to what extent, a credit would be available and whether any filings or other actions may be required to substantiate an Eligible US Holder’s foreign tax credit claim.

          If the US Holder is a US partnership, trust or estate, the UK tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US federal income tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be. Whether holders of ADSs who reside in countries other than the US are entitled to a tax credit in respect of dividends on ADSs depends in general upon the provisions of conventions or agreements, if any, as may exist between such countries and the UK.

Taxation of Capital Gains

          In general, for US tax purposes, US Holders of ADSs will be treated as the owners of the underlying ordinary shares that are represented by such ADSs and deposits and withdrawals of ordinary shares by US Holders in exchange for ADSs will not be treated as a sale or other disposition for US federal income tax purposes. Upon a sale or other disposition of ordinary shares or ADSs, an Eligible US Holder will recognise gain or loss for United States federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the Eligible US Holder’s tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be a long-term capital gain or loss if the Eligible US Holder’s holding period for such ordinary shares or ADSs exceeds one year. Any such gain and loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain for a US Holder is generally subject to a maximum tax rate of 20%.

          A US Holder who is not resident or ordinarily resident for UK tax purposes in the United Kingdom will not generally be liable for UK tax on capital gains recognised on the sale or other disposition of ADSs or ordinary shares, unless the ADS holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the ADSs are, or have been, used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.

          US citizens resident or ordinarily resident in the United Kingdom, US corporations resident in the United Kingdom by reason of their business being managed or controlled in the United Kingdom and US citizens who or US corporations which, are trading or carrying on a trade, profession or vocation in the United Kingdom through a branch or agency and who or which have used, held or acquired the ADSs or ordinary shares for the purposes of such trade, profession or vocation or such branch or agency may be liable for both UK and US tax in respect of a gain on the disposal of the ADSs. Such holders may not be entitled to a tax credit against their United States federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains, as the case may be, paid in respect of such gain unless the holder appropriately can apply the credit against tax due on income from foreign sources.

US Information Reporting and Backup Withholding

          In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of ordinary shares or ADSs made within the US to a non-corporate US person. Accordingly, individual US Holders will receive an annual statement showing the amount of taxable dividends paid to them during the year. “Backup withholding” at the rate of 31% will apply to such payments (i) if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, (ii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

          In general, payment of the proceeds from the sale of ordinary shares or ADSs to or through a US office of a broker is subject to both US backup withholding and information reporting requirements, unless the holder or beneficial owner establishes an exemption. Different rules apply to payments made outside the US through an office outside the US.

UK Inheritance Tax

          An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the “Estate Tax Convention”) and who is not a national of the UK for the purposes of the Estate Tax Convention will not generally be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual’s death or on a gift of the ADSs or ordinary shares during the individual’s lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

UK Stamp Duty and Stamp Duty Reserve Tax

          No UK stamp duty will be payable on the acquisition or transfer of ADSs provided that the instrument of transfer is executed outside the UK and subsequently remains at all times outside the UK. An agreement to transfer ADSs will not give rise to a liability to stamp duty reserve tax.

          Subject to certain exceptions, a transfer on sale of ordinary shares, as opposed to ADSs, will generally be subject to UK stamp duty at a rate of 0.5% (rounded up, if necessary, to the nearest £5) of the consideration given for the transfer. An agreement to transfer such shares will normally give rise to a charge to UK stamp duty reserve tax at a rate of 0.5% of the consideration payable for the transfer, provided that stamp duty reserve tax will not be payable if stamp duty has been paid. Where such ordinary shares are later transferred to the Depository’s nominee, further stamp duty or stamp duty reserve tax will normally be payable at the rate of 1.5% (rounded up, if necessary, to the nearest £5) of the value of the ordinary shares at the time of the transfer.

          A transfer of ordinary shares by the Depository or its nominee to the relative ADS holder when the ADS holder is not transferring beneficial ownership gives rise to a UK stamp duty liability of £5 per transfer.

Financial Calendar

The year ahead
16 June 2000	Dividend payment date—UK (final dividend for the year ended 31 March 2000)

26 June 2000	ADS dividend payment date—US (final dividend for the year ended 31 March 2000)

28 July 2000	Annual General Meeting

August 2000	Announcement of results for quarter ending 30 June 2000—Q1

August 2000	Shares ex-dividend

September 2000	Q1 Dividend payable

November 2000	Announcement of results for quarter ending 30 September 2000—Q2

November 2000	Shares ex-dividend

December 2000	Q2 Dividend payable

February 2001	Announcement of results for quarter ending 31 December 2000—Q3

February 2001	Shares ex-dividend

March 2001	Q3 Dividend payable

Annual General Meeting

          The Annual General Meeting will be held at The Edinburgh Festival Theatre, 13-29 Nicolson Street, Edinburgh, on Friday 28 July 2000 at 11.00 am. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Meeting.

Quarterly Results

          Copies of the Quarterly Results may be obtained, free of charge, on request from the Company Secretary at the company’s registered office. Quarterly Results will also be published on the company’s website.

Half-Year Results

          The company, as permitted by the London Stock Exchange, publishes its Half-Year Results in one UK national newspaper. In 2000, it is expected that the Half-Year Results will be published in The Times and on the company website. Copies of the Half-Year Results may be obtained, free of charge, on request from the Company Secretary at the company’s registered office.

Environment and Community Reports

          Copies of the ScottishPower Environment and Community Reports may be obtained, free of charge, on request from the Company Secretary at the company’s registered office. The Environment and Community Reports are also published on the company’s website.

          Press releases and up-to-date information on the company can be found on the ScottishPower website— www.scottishpower.com.

          The ScottishPower 1999-00 Annual Review is also available on audio tape, free of charge, from the Company Secretary at the company’s registered office.

Shareholder Services

Ordinary Shares

Share Registration Enquiries

The Registrar
Lloyds TSB Registrars Scotland
117 Dundas Street
Edinburgh EH3 5ED

Tel: +44 (0)870 600 3999
Fax: +44 (0)870 900 0020
Textphone: +44 (0)870 600 3950

Dividend Reinvestment Plan

          ScottishPower has introduced a Dividend Reinvestment Plan which will be effective from the quarterly dividend payable in September 2000. The Dividend Reinvestment Plan will provide UK ordinary shareholders with the facility to invest cash dividends by purchasing further ScottishPower shares. For further details, please contact Lloyds TSB on telephone number 0870 600 3970.

Share Consolidation and ISAs

          Share consolidation is a facility which allows a number of holdings, and especially family holdings, to be consolidated into one holding. This service is provided free of charge.

          Individual Savings Accounts (ISAs) are suitable for UK resident private investors who wish to shelter their ScottishPower shares from Income and Capital Gains Tax. Details of the ScottishPower ISA service are available from Lloyds TSB at the following address. Alternatively, please call the ISA helpline on 0870 242 4244.

Lloyds TSB Registrars ISAs
The Causeway
Worthing BN99 6UY

Share Dealing

          ScottishPower ordinary shares may be bought or sold at competitive rates by post or telephone. For further details, please contact Stocktrade on 0845 601 0979, quoting LOW C0070.

American Depositary Shares

Exchange and Stock Transfer Enquiries

The Bank of New York
Shareholder Relations

PO Box 11258
Church Street Station
New York, NY 10286-1258, USA

Tel: 1(800) 233-5453 (Toll Free)
(908) 769-9835 (Outside USA)

Dividend Reinvestment Plan

Global BuyDIRECT

          Global BuyDIRECT is the Direct Share Purchase and Dividend Reinvestment plan for ADS holders which allows existing and first time investors to purchase ADSs without a broker. Global BuyDIRECT encourages investors to make initial and ongoing investments in the company by providing investors with the convenience of investing directly in ScottishPower’s ADSs, with reduced brokerage commissions and service costs. For further details, please contact The Bank of New York as detailed above.

INDEX

Accounting
developments	58
policies and definitions	72-76
Acquisition	49, 86 (12, 13), 104 (30)
American Depositary Shares	131
Annual General Meeting	130
Audit Committee	61, 62
Audit Report	121
Balance sheets
company	118, 119 (36)
group	88
Board of Directors	60-61
Borrowings	93-98 (22)
Business
description of	10
reviews—1998-99	53
reviews—1999-00	49-51
strategy	11
UK	12, 19, 26, 27, 32, 33, 44
US	7, 20, 22, 36, 37, 43, 46
Capital expenditure by segment	89 (15b)
Capital commitments	109 (33)
Capital gains tax, shareholders	128
Cash flow
acquisitions and disposals	86 (12, 13)
analysis	85 (10)
commentary	52
group statement	84
US GAAP	114 (35)
Chairman’s statement	2
Charitable donations	25
Chief Executive’s statement	4
Contingent liabilities	109 (32)
Corporate governance	62
Creditor payment policy and practice	58
Creditors	98 (23), 119 (39)
Currencies, accounting policy	76
Debt (net)
analysis	87 (14)
reconciliation	84
Debtors	93 (21), 119 (38)
Deferred taxation	100 (25)
Deferred income	100 (26)
Demon Internet	11
Depreciation	74
accounting policy
by segment	79 (1c)
Directors
executive	60
non-executive	61
pensions	66
remuneration	64-70
report	1-70
responsibilities for accounts	71
service contracts	66
share options	65, 68
shareholdings	69
Dividends
per ADS	126
per ordinary share	83(9), 126
payment dates	130
Earnings and dividends
1998-99	55
1999-00	51
Earnings per share	1, 83(8)
Employees numbers and costs	24, 80(3)
policies, UK and US	24, 25
Environment
accounting policy	76
commentary	38-40
regulation	38, 41, 42
Euro	58
Exceptional items	81(4)
Executive management committee	62
Financial
commitments	109 (33)
highlights	1
review	48-59
Financial instruments
accounting policies	73
analysis	93-98 (22)
Financial risk management	56
Five Year Summary	122
Fixed assets
intangible	90 (17)
investments	92 (19), 114 (37)
tangible	74, 90 (18)
Glossary
financial	123
of terms	133
Going concern	58
Goodwill
accounting policy	74
analysis	90 (17)
Grants and contributions
accounting policy	75
analysis	100 (26)
Health and safety	25
Inheritance tax	129
Interest charge (net)
accounting policy	73
analysis	82 (85)
Interest and Taxation
1998-99	55
1999-00	51
Internal control	62
Investor information	124
Leased assets, accounting policy	75
Litigation	42
Loans and other borrowings	93-98 (22)
Long Term Incentive Plan	65, 75
Minority interests	104 (29)
Net asset value per share	90 (16)
Nomination committee	61, 62
Operating assets by segment	89 (15a)
Operating profit
analysis	80 (20)
by segment	79 (1b)
highlights	1
reconciliation to
operating cash flows	86 (11)
Own shares held under trust	75
PacifiCorp	2-4, 20-22, 51
Pensions costs
accounting policy	76
analysis	106 (31)
Post-retirement benefits
accounting policy	76
analysis	116 (35d)
Powercor	23, 73
Profit and loss account
company	119 (41)
group	77
Property	44-47
Provisions for liabilities and charges	99 (24)
Recognised gains and losses	78
Registrar	131
Regulation electricity UK	26-31
electricity US	36, 37
gas UK	32
water UK	33-35
Related party transactions	110 (34)
Remuneration Committee
membership	61, 62
report	64
Research and development	24, 73
Reserves	103 (28), 119 (40)
Segmental information	79(1), 89 (15)
Southern Water	6, 11, 17
Share capital	100 (27), 119 (40)
Shareholders’ funds
reconciliation	78
analysis	103 (28), 119 (40)
Shareholder services	131
Shareholdings, analysis	124
Share options	101 (27), 124
Stocks
accounting policy	75
analysis	92 (20)
Substantial shareholding	125
Taxation
accounting policy	74
analysis	82(6)
commentary	126
deferred	100 (25)
windfall	83(7)
Thus	2, 3, 4, 19
Total assets by segment	89 (15c)
Treasury	55-57
Turnover
accounting policy	73
by segment	79 (1a)
highlights	1
US GAAP	111-117 (35)
US regulatory assets	75
Year 2000	58

Figures in brackets refer to Notes to the Accounts

Glossary of Terms

Term	Definition
Affiliate	Inter–company

Authorised franchise areas	Geographic area of public electricity supply or distribution as set out at privatisation in the UK

Billion	One thousand million

Commercial customers	Business with small to medium demand or consumption

Company	Scottish Power UK plc

DGES	The Director General of Electricity Supply

DGGS	The Director General of Gas Supply

Dispositions	Disposals

Distribution service area	The geographic area where PacifiCorp provides retail electric service to customers

Domestic	Within the US mainland

e-procurement	Procurement of goods and services, principally using the Internet

Energy commodity rate options	Electricity pricing choices available to residential customers following deregulation in Oregon

First-tier supply	Public electricity supply within the authorised franchise areas

Franchise service territories	Geographic area of public electricity supply or distribution in the US

FTSE 100	The index of the top 100 UK companies by market capitalisation listed on the London Stock Exchange

Gas	Natural gas

Group	Scottish Power UK plc and its consolidated subsidiaries

Guaranteed Standards	Standards of performance agreed between the company and the relevant regulator

Home markets	Term to replace franchise markets now that competition has been introduced in supply

Industrial customers	Customers with high demand or consumption

Interconnector	A link that connects separate transmission networks

Ofgem	Office of Gas and Electricity Markets, being the office of the gas and electricity regulator

OFWAT	Office of Water Services being the office of the water regulator

plc	Public Limited Company

Portal	A door into the Internet, typically containing links to websites and a search engine

Power production	The US term for the generation of electricity

Rates	Tariffs

Residential customers	Customers based in houses, as distinct from commercial or industrial customers

Residential customer	Customers based in houses, as distinct from commercial or industiral customers

Retail sales	Sales of electricity to residential, commercial and industrial customers in the US

Retail Price Index; RPI	Index of a range of goods and services in the UK. US equivalent is the Consumer Price Index (CPI)

Second-tier supply	Public electricity supply outside of the authorised franchise areas

Wholesale	The dealing of bulk power with another power supplier

Conversion Factors

Meters		Yards
0.91	1	1.09
Km		Miles
1.61	1	0.62
Liters		US Gallons
3.78	1	0.26