Form 20-F
period 2002-03-31
SCOTTISH POWER PLC
filed 2002-08-28
CIK 1045513

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

SCOTTISH POWER plc
(Exact name of Registrant as specified in its charter)

SCOTLAND
(Jurisdiction of incorporation or organization)

1 Atlantic Quay, Glasgow G2 8SP, Scotland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange On which registered
Ordinary shares of 50p each (“Ordinary Shares”)	New York Stock Exchange*
American Depositary Shares (“ADSs”) Each of which represents 4 Ordinary Shares	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 50p each	1,852,646,984 shares (as of March 31, 2002)

Special rights non-voting redeemable preference share of £1	1 share (as of March 31, 2002)

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

Not applicable.

Item 3.    Key Information

The information set forth under the headings “Exchange Rates” on page 115, Five Year “Summary” on page 112 and “Dividends” on pages 115-116 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 4.    Information on the Company

The information set forth under the headings “Business Review” on pages 10-29, “Notes to the Group Profit and Loss Account” on pages 65-70 and “Agent for US Federal Securities Laws” on page 121 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 5.    Operating and Financial Review and Prospects

The information set forth under the headings “Research and Development” on page 16 and “Financial Review” on pages 30-43 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 6.    Directors, Senior Management and Employees

The information set forth under the headings “Group Employees” on pages 15-16, “Board of Directors & Executive Team” on pages 44-45, “Corporate Governance” on pages 46-47, “Remuneration Report of the Directors” on pages 48-54 and “Employee Information” on page 67 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 7.    Major Shareholders and Related Party Transactions

The information set forth under the headings “Remuneration Report of the Directors” on pages 48-54, “Related Party Transactions” on pages 96-97, “Nature of Trading Market” on page 114, “Substantial Shareholdings” on page 115 and “Control of Company” on page 115 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 8.    Financial Information

The information set forth under the headings “Litigation” on page 26, “Accounting Developments” on page 41, “UK GAAP to US GAAP Reconciliation” on page 43, “Accounts” on pages 56-110 and “Dividends” on pages 115-116 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 9.    The Offer and Listing

The information set forth under the heading “Nature of the Trading Market” on page 114 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 10.    Additional Information

The information contained in Exhibit 10.1 and the information set forth under the headings “Description of Business—Wholesale Sales and Purchased Power” on page 11, “Description of Legislative and Regulatory Background—Proposed Restructuring” on page 18, “Description of Legislative and Regulatory Background—Regional Transmission Organization (“RTO”)” on page 18, “Independent Auditors’ Report” on page 111, “Dividends” on pages 115-116, “Memorandum and Articles of Association” on page 116, “Exchange Controls and Other Limitations Affecting Security Holders” on page 116, “Taxation of Dividends” on pages 117-118 and “Financial Calendar” on page 120 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings “Treasury” on pages 36-37 and “Quantitative and Qualitative Disclosures About Market Risk” on page 38 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 12.    Description of the Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

The information contained in Exhibit 10.1 and the information set forth under the heading “Investor Information” on pages 114-119 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 15.    (Reserved)

Not applicable.

Item 16.    (Reserved)

Not applicable.

PART IV

Item 17.    Financial Statements

The Company has responded to Item 18 in lieu of this Item.

Item 18.    Financial Statements

The information set forth under the headings “Litigation” on page 26, “Accounting Developments” on page 41, “UK GAAP to US GAAP Reconciliation” on pages 97-107 and “Accounts” on pages 61-110 of the Company’s 2001-02 Annual Report and Accounts contained in Exhibit 10.2 is incorporated herein by reference.

Item 19.    Exhibits

1.1	Memorandum of Association of Scottish Power plc.

1.2	Amended Articles of Association of Scottish Power plc.

4.1	Contract of Employment between Scottish Power plc and Ian Russell previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on September 28, 2001.

4.2	Contract of Employment between Scottish Power plc and Charles Berry previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on September 28, 2001.

4.3	Contract of Employment between Scottish Power plc and David Nish previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on September 28, 2001.

4.4	Conformed Generation License of Scottish Power Generation Limited.

4.5	Conformed Supply License of ScottishPower Energy Retail Limited.

4.6	Conformed Distribution License of SP Distribution Limited.

4.7	Conformed Transmission License of SP Transmission Limited.

4.8	Conformed Distribution License of SP Manweb plc.

4.9	Amended and Restated Trust Deed dated December 20, 2001 relating to the Scottish Power plc and Scottish Power UK plc $7 billion debt issuance programme.

4.10	Conformed Agreement for the Sale and Purchase of the Issued Share Capital of Aspen 4 Limited dated March 8, 2002 related to the sale of Southern Water to First Aqua Limited.

8.1	List of Subsidiaries.

10.1	Summary of Memorandum and Articles of Association.

10.2	2001-02 Annual Report and Accounts of Scottish Power plc.

10.3	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

10.4	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOTTISH POWER PLC, Registrant

By:	/s/ DAVID NISH
Director

Dated August 28, 2002

EXHIBIT INDEX

Description		Sequentially numbered page

1.1	Memorandum of Association of Scottish Power plc.

1.2	Amended Articles of Association of Scottish Power plc.

4.1	Contract of Employment between Scottish Power plc and Ian Russell previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on September 28, 2001.

4.2	Contract of Employment between Scottish Power plc and Charles Berry previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on September 28, 2001.

4.3	Contract of Employment between Scottish Power plc and David Nish previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on September 28, 2001.

4.4	Conformed Generation License of Scottish Power Generation Limited.

4.5	Conformed Supply License of ScottishPower Energy Retail Limited.

4.6	Conformed Distribution License of SP Distribution Limited.

4.7	Conformed Transmission License of SP Transmission Limited.

4.8	Conformed Distribution License of SP Manweb plc.

4.9	Amended and Restated Trust Deed dated December 20, 2001 relating to the Scottish Power plc and Scottish Power UK plc $7 billion debt issuance programme.

4.10	Conformed Agreement for the Sale and Purchase of the Issued Share Capital of Aspen 4 Limited dated March 8, 2002 related to the sale of Southern Water to First Aqua Limited.

8.1	List of Subsidiaries.

10.1	Summary of Memorandum and Articles of Association.

10.2	2001-02 Annual Report and Accounts of Scottish Power plc.

10.3	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

10.4	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).