Form 20-F
period 2002-08-28
SCOTTISH POWER PLC
filed 2003-06-27
CIK 1045513

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

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

Ordinary Shares of 50p each	1,855,932,802 shares (as of March 31, 2003)
Special rights non-voting redeemable preference share of £1	1 share (as of March 31, 2003)

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

PART I

Unless otherwise specified, the information contained herein is accurate as of May 7, 2003.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

The information set forth under the headings “Exchange Rates” on page 135, “Five Year Summary” on page 132, “Dividends” on page 135-136 and “Business Risks” on pages 27-29 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 4. Information on the Company

The information set forth under the headings “Business Review” on pages 12-29, “Notes to the Group Profit and Loss Account” on pages 78-83 and “Agent for US Federal Securities Laws” on page 141 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 5. Operating and Financial Review and Prospects

The information set forth under the headings “Research and Development” on pages 17-18 and “Financial Review” on pages 33-53 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

The information set forth under the headings “Group Employees” on pages 16-17, “Employee Information” on page 80, “Board of Directors & Executive Team” on pages 54-56, “Corporate Governance” on pages 57-60 and “Remuneration Report of the Directors” on pages 61-69 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

The information set forth under the headings “Remuneration Report of the Directors” on pages 61-69, “Related Party Transactions” on page 111, “Nature of Trading Market” on page 134, “Substantial Shareholdings” on page 135 and “Control of Company” on page 135 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 8. Financial Information

The information set forth under the headings “Litigation” on page 29, “Accounting Developments” on pages 49-50, “UK GAAP to US GAAP Reconciliation” on pages 53 and 114, “Accounts” on pages 70-130 and “Dividends” on pages 135-136 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 9. The Offer and Listing

The information set forth under the heading “Nature of the Trading Market” on page 134 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 10. Additional Information

The information contained in Exhibit 12.1 and the information set forth under the headings “Description of Business – Wholesale Sales and Purchased Electricity” on page 13, “Description of Legislative and Regulatory Background – Multi-State Process (“MSP”) on page 19, “Description of Legislative and Regulatory Background – Regional Transmission Organization (“RTO”)” on page 19, “Description of Legislative and Regulatory Background – FERC Issues” on page 20, “Independent Auditors’ Report” on page 131, “Dividends” on pages 135-136, “Memorandum and Articles of Association” on page 136, “Exchange Controls and Other Limitations Affecting Security Holders” on page 136, “Taxation of Dividends” on pages 137-138 and “Financial Calendar” on page 140 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings “Treasury” on pages 42-44 and “Quantitative and Qualitative Disclosures About Market Risk” on page 44-47 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 12. Description of the Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

The information contained in Exhibit 12.1 and the information set forth under the heading “Investor Information” on pages 134-141 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 15. Controls and Procedures

The information set forth under the heading “Evaluation of disclosure controls and procedures (Sarbanes-Oxley Act 2002)” on page 60 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 16A. Audit Committee financial expert.

The information set forth under the heading “Audit Committee” on page 58 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 16B. Code of Ethics.

The information set forth under the heading “Control Environment” on pages 59 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

PART IV

Item 17. Financial Statements

The Company has responded to Item 18 in lieu of this Item.

Item 18. Financial Statements

The information set forth under the headings “Litigation” on page 29, “Accounting Developments” on page 49-50, “UK GAAP to US GAAP Reconciliation” on pages 53 and 144 and “Accounts” on page 70-130 of the Company’s 2002-03 Annual Report and Accounts contained in Exhibit 12.2 is incorporated herein by reference.

Item 19. Exhibits

1.1*	Memorandum of Association of Scottish Power plc previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
1.2*	Amended Articles of Association of Scottish Power plc previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.1	Contract of Employment between Scottish Power plc and Ian Russell dated June 3, 2003.
4.2	Contract of Employment between Scottish Power plc and Charles Berry dated June 3, 2003.
4.3	Contract of Employment between Scottish Power plc and David Nish dated June 3, 2003.

4.4*	Conformed Generation License of Scottish Power Generation Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.5*	Conformed Supply License of ScottishPower Energy Retail Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.6*	Conformed Distribution License of SP Distribution Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.7*	Conformed Transmission License of SP Transmission Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.8*	Conformed Distribution License of SP Manweb plc previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.9	Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme.
4.10*	Conformed Agreement for the Sale and Purchase of the Issued Share Capital of Aspen 4 Limited dated March 8, 2002 related to the sale of Southern Water to First Aqua Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
4.11	$1 billion Multicurrency Revolving Credit Facilities for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, AG (acting through Commerzbank Securities), HSBC Bank plc, JP Morgan plc and The Royal Bank of Scotland plc dated June 12, 2003.
8.1	List of Subsidiaries.
11.1	Code of Ethics for the Chief Executive, Finance Director and principal accounting officers.
12.1*	Summary of Memorandum and Articles of Association previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.
12.2	2002-03 Annual Report and Accounts of Scottish Power plc.
12.3**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
12.4**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
12.5	PacifiCorp Stock Incentive Plan.
12.6	Scottish Power plc Long Term Incentive Plan.
12.7	Scottish Power Executive Share Option Plan 2001.
12.8*	Mortgage and Deed of Trust dated as of January 9, 1989, between the Company and Morgan Guaranty Trust Company of New York (The Chase Manhattan Bank, successor), Trustee, previously filed as Exhibit 4-E to PacifiCorp’s Form 8-B, File No. 1-5152, as supplemented and modified by the following fourteen Supplemental Indentures all previously filed as Exhibits to PacifiCorp’s Securities and Exchange Commission filings:

Exhibit Number	File Type	File Date	File Number

(4)(b)			33-31861

(4)(a)	8-K	January 9, 1990	1-5152

4(a)	8-K	September 11, 1991	1-5152

4(a)	8-K	January 7, 1992	1-5152

4(a)	10-Q	Quarter ended March 31, 1992	1-5152

4(a)	10-Q	Quarter ended September 30, 1992	1-5152

4(a)	8-K	April 1, 1993	1-5152

4(a)	10-Q	Quarter ended September 30, 1992	1-5152

4(a)	10-Q	Quarter ended September 30, 1993	1-5152

(4)b	10-K	Quarter ended June 30, 1994	1-5152

(4)b	10-K	Quarter ended December 31, 1994	1-5152

(4)b	10-K	Quarter ended December 31, 1995	1-5152

(4)b	10-K	Quarter ended December 31, 1996	1-5152

99(a)	8-K	November 21, 2001	1-5152

*	Incorporated herein by reference.
**	Deemed to be furnished to the SEC.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOTTISH POWER PLC, Registrant

By:	/s/ DAVID NISH
Director

Dated: 26 June, 2003

CERTIFICATIONS

I, Ian Russell, certify that:

1.	I have reviewed this annual report on Form 20-F of Scottish Power plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 26 June, 2003

/s/ IAN RUSSELL
Ian Russell Chief Executive Officer

I, David Nish, certify that:

1.	I have reviewed this annual report on Form 20-F of Scottish Power plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 26 June, 2003

/s/ DAVID NISH
David Nish Finance Director

EXHIBIT INDEX

		Description	Sequentially numbered page

1.1	*	Memorandum of Association of Scottish Power plc previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

1.2	*	Amended Articles of Association of Scottish Power plc previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.1		Contract of Employment between Scottish Power plc and Ian Russell dated June 3, 2003

4.2		Contract of Employment between Scottish Power plc and Charles Berry dated June 3, 2003.

4.3		Contract of Employment between Scottish Power plc and David Nish dated June 3, 2003.

4.4	*	Conformed Generation License of Scottish Power Generation Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.5	*	Conformed Supply License of ScottishPower Energy Retail Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.6	*	Conformed Distribution License of SP Distribution Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.7		Conformed Transmission License of SP Transmission Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.8	*	Conformed Distribution License of SP Manweb plc previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.9		Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme.

4.10	*	Conformed Agreement for the Sale and Purchase of the Issued Share Capital of Aspen 4 Limited dated March 8, 2002 related to the sale of Southern Water to First Aqua Limited previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

4.11		$1 billion Multicurrency Revolving Credit Facilities for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, JP Morgan plc and The Royal Bank of Scotland plc dated June 12, 2003.

8.1		List of Subsidiaries.

11.1		Code of Ethics for the Chief Executive, Finance Director and principal accounting officers.

12.1	*	Summary of Memorandum and Articles of Association previously filed as an Exhibit to Scottish Power plc’s Annual Report and Accounts on Form 20-F on August 28, 2002.

12.2		2002-03 Annual Report and Accounts of Scottish Power plc.

12.3	**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.4	**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

EXHIBIT INDEX

	Description	Sequentially numbered page

12.5	PacifiCorp Stock Incentive Plan.

12.6	Scottish Power plc Long Term Incentive Plan.

12.7	Scottish Power Executive Share Option Plan 2001.

12.8	*	Mortgage and Deed of Trust dated as of January 9, 1989, between the Company and Morgan Guaranty Trust Company of New York (The Chase Manhattan Bank, successor), Trustee, previously filed as Exhibit 4-E to PacifiCorp’s Form 8-B, File No. 1-5152, as supplemented and modified by the following fourteen Supplemental Indentures all previously filed as Exhibits to PacifiCorp’s Securities and Exchange Commission filings:

Exhibit Number	File Type	File Date	File Number
(4)(b)	8-K	January 9, 1990	33-31861

(4)(a)	8-K	September 11, 1991	1-5152

4(a)	8-K	January 7, 1992	1-5152

4(a)	10-Q	Quarter ended March 31, 1992	1-5152

4(a)	10-Q	Quarter ended September 30, 1992	1-5152

4(a)	8-K	April 1, 1993	1-5152

4(a)	10-Q	Quarter ended September 30, 1992	1-5152

4(a)	10-Q	Quarter ended September 30, 1993	1-5152

4(a)	10-K	Quarter ended June 30, 1994	1-5152

(4)b	10-K	Quarter ended December 31, 1994	1-5152

(4)b	10-K	Quarter ended December 31, 1995	1-5152

(4)b	10-K	Quarter ended December 31, 1996	1-5152

(4)b	8-K	November 21, 2001	1-5152

99(a)			1-5152

*	Incorporated herein by reference.
**	Deemed to be furnished to the SEC.