Form 20-F
period 2004-03-31
SCOTTISH POWER PLC
filed 2004-06-25
CIK 1045513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-14676

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

Ordinary Shares of 50p each	1,859,538,923 shares (as of March 31, 2004)
Special rights non-voting redeemable preference share of £1	1 share (as of March 31, 2004)**

**	Special rights share was redeemed effective May 5, 2004.

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

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data.

The information set forth under the headings “Accounts 2003/04 – Five Year Summary” on page 148, “Investor Information – Investor Information – Dividends” on pages 152-153 and “Investor Information – Exchange Rates” on page 152 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

3.B. Capitalization and indebtedness.

Not applicable.

3.C. Reasons for the offer and use of proceeds.

Not applicable.

3.D. Risk factors.

The information set forth under the headings “Business Review – Business Risks” on pages 28-29 and “Financial Review – Quantitative and Qualitative Disclosures about Market Risk” on pages 49-54 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company.

The information set forth on the outside back cover and under the headings “Business Review” on pages 9-32, “Financial Review – Investment” on pages 38-39, “Financial Review – Liquidity and Capital Resources – Cash Flow and Net Debt” on pages 46-47, “Accounts 2003/04 – Notes to the Group Accounts – 10(b)” on page 101, and “Accounts 2003/04 – Notes to the Group Accounts – Note 14(b)” on page 104 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.B. Business overview.

The information set forth under the headings “Business Review” on pages 9-32 and “Accounts 2003/04 – Notes to the Group Accounts” on pages 96-100 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.C. Organizational structure.

The information set forth under the headings “Business Review – Description of Business” on pages 9-10 and “Accounts 2003/04 – Principal Subsidiary Undertakings and Other Investments” on page 146 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.D. Property, plants and equipment.

The information set forth under the heading “Business Review – Description of the Company’s Property” on pages 16-17 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating results.

The information set forth under the heading “Financial Review” on pages 34-61 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.B. Liquidity and capital resources.

The information set forth under the headings “Financial Review – Liquidity and Capital Resources” on pages 46-49 and “Financial Review – Overview of the Year to March 2004 – Cash Flow and Net Debt” on pages 38-39 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.C. Research and development, patents and licenses, etc.

The information set forth under the heading “Financial Review – Research and Development” on page 46 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.D. Trend information.

The information set forth under the heading “Financial Review” on pages 34-61 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.E. Off-balance sheet arrangements.

The information set forth under the heading “Financial Review – Off Balance Sheet Arrangements” on page 61 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.F. Tabular disclosure of contractual obligations.

The information set forth under the heading “Financial Review – Liquidity and Capital Resources – Contractual Obligations and Commercial Commitments” on page 49 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.G. Safe harbor.

The information set forth under the heading “Cautionary Statement for Purposes of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995” on page 84 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management.

The information set forth under the heading “Board of Directors & Executive Team” on pages 62-64 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.B. Compensation.

The information set forth under the heading “Remuneration Report of the Directors” on pages 72-84 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.C. Board Practices.

The information set forth under the headings “Board of Directors & Executive Team” on pages 62-64, “Corporate Governance” on pages 65-71 and “Remuneration Report of the Directors” on pages 72-84 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.D. Employees.

The information set forth under the headings “Business Review – Group Employees” on page 15 and “Accounts 2003/04 – Notes to the Group Accounts – 3 (Employee information)” on page 97 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.E. Share ownership.

The information set forth under the heading “Remuneration Report of the Directors” on pages 72-84 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders.

The information set forth under the heading “Investor Information – Investor Information” on pages 150-156 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

7.B. Related party transactions.

The information set forth under the headings “Remuneration Report of the Directors” on pages 72-84 and “Accounts 2003/04 – Notes to the Group Accounts – 31 (Related party transactions)” on page 128 of the company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

7.C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The information set forth under the headings “Business Review – Litigation” on page 29, “Financial Review – Dividend Policy” on page 36, “Accounts 2003/04” on pages 85-146 and “Investor Information – Investor Information – Dividends” on pages 152-153 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

8.B. Significant Changes.

The information set forth under the heading “Financial Review – Overview of the Year to March 2004 – Significant Changes” on page 42 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details.

The information set forth under the heading “Investor Information – Investor Information – Nature of the Trading Market” on page 150 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

9.B. Plan of distribution.

Not applicable.

9.C. Markets.

The information set forth under the heading “Investor Information – Investor Information – Nature of the Trading Market” on page 150 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

9.D. Selling Shareholders.

Not applicable.

9.E. Dilution.

Not applicable.

9.F. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital.

Not applicable.

10.B. Memorandum and articles of association.

The information contained in Exhibit 15.5 and the information set forth under the heading “Investor Information – Investor Information – Memorandum and Articles of Association” on page 153 of the Company’s Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.C. Material contracts.

The information set forth under the headings “Financial Review – Liquidity and Capital Resources – Financing” on pages 47-48, “Remuneration Report of the Directors – Service Contracts” on page 76, and “Accounts 2003/04 – Notes to Group Accounts – 20 (Loans and other borrowings)” on pages 109-114 of the Company’s Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.D. Exchange controls.

The information set forth under the heading “Investor Information – Investor Information – Exchange Controls and Other Limitations Affecting Security Holders” on page 153 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.E. Taxation.

The information set forth under the headings “Investor Information – Investor Information – Taxation; – Taxation of Dividends; – Taxation of Capital Gains; – US Information Reporting and Backup Withholding” on pages 153-156 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.F. Dividends and paying agents.

Not applicable.

10.G. Statements by experts.

Not applicable.

10.H. Documents on display.

The information set forth under the heading “Investor Information – Investor Information – Documents on Display” on page 153 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Financial Review – Liquidity and Capital Resources” on pages 46-49, “Financial Review – Quantitative and Qualitative Disclosures About Market Risk” on pages 49-54, and “Accounts 2003/04 – Notes to Group Accounts – 20 (Loans and other borrowings) ” on pages 109-114 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF THE SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance – Evaluation of Disclosure Controls and Procedures (Sarbanes-Oxley Act 2002)” on page 70 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance – Report from Audit Committee” on pages 67-68 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the heading “Corporate Governance – Control Environment” on page 68 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Corporate Governance – Auditor Independence” on pages 69-70 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the heading “Accounts 2003/04” on pages 85-146 of the Company’s 2003-04 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Name
1.1	Memorandum of Association of Scottish Power plc (incorporated by reference from Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

Exhibit No.	Name
1.2	Amended Articles of Association of Scottish Power plc (incorporated by reference from Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

4.1	Contract of Employment between Scottish Power plc and Ian Russell dated June 3, 2003 (incorporated by reference from Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.2	Contract of Employment between Scottish Power plc and Charles Berry dated June 3, 2003 (incorporated by reference from Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.3	Contract of Employment between Scottish Power plc and David Nish dated June 3, 2003 (incorporated by reference from Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.4	Conformed Generation License of Scottish Power Generation Limited (incorporated by reference from Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

4.5*	Conformed Supply License of ScottishPower Energy Retail Limited.

4.6*	Conformed Distribution License of SP Distribution Limited.

4.7*	Conformed Transmission License of SP Transmission Limited.

4.8*	Conformed Distribution License of SP Manweb plc.

4.9	Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme (incorporated by reference from Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.10*	Supplemental Trust Deed dated February 10, 2004 relating to the Scottish Power UK $7 billion debt issuance programme.

4.11	$1 billion Multicurrency Revolving Credit Facilities ($625 million as of June 3, 2004 with $375 million facility replaced by Exhibit 4.12) for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, J P Morgan plc and The Royal Bank of Scotland plc dated June 12, 2003 (incorporated by reference from Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003)

4.12*	$375 million Multicurrency Revolving Credit Facility for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, JP Morgan plc and The Royal Bank of Scotland plc dated June 3, 2004.

4.13*	Trust Deed dated July 10, 2003 relating to the Scottish Power Finance (Jersey) Limited $700 million 4.00% step-up perpetual subordinated guaranteed convertible bonds guaranteed by Scottish Power plc.

8.1*	List of Subsidiaries.

11.1	Code of Ethics for the Chief Executive, Finance Director and principal accounting officers (incorporated by reference from Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

12.1*	Certification of Principal Executive Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Name
12.2*	Certification of Principal Financial Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Annual Report and Accounts of Scottish Power plc.

15.2	PacifiCorp Stock Incentive Plan (incorporated by reference from Exhibit 12.5 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.3	Scottish Power plc Long Term Incentive Plan (incorporated by reference from Exhibit 12.6 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.4	Scottish Power Executive Share Option Plan 2001 (incorporated by reference from Exhibit 12.7 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.5	Summary of Memorandum and Articles of Association (incorporated by reference from Exhibit 10.1 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

15.6	Mortgage and Deed of Trust dated as of January 9, 1989, between PacifiCorp and Morgan Guaranty Trust Company of New York (The Chase Manhattan Bank, successor), Trustee, previously filed as Exhibit 4-E to PacifiCorp’s Form 8-B, File No. 1-5152, as supplemented and modified by fourteen Supplemental Indentures as follows:

Exhibit Number	File Type	File Date	File Number
(4)(b)			33-31861
(4)(a)	8-K	January 9, 1990	1-5152
4(a)	8-K	September 11, 1991	1-5152
4(a)	8-K	January 7, 1992	1-5152
4(a)	10-Q	Quarter ended March 31, 1992	1-5152
4(a)	10-Q	Quarter ended September 30, 1992	1-5152
4(a)	8-K	April 1, 1993	1-5152
4(a)	10-Q	Quarter ended September 30, 1992	1-5152
4(a)	10-Q	Quarter ended September 30, 1993	1-5152
(4)b	10-K	Quarter ended June 30, 1994	1-5152
(4)b	10-K	Quarter ended December 31, 1994	1-5152
(4)b	10-K	Quarter ended December 31, 1995	1-5152
(4)b	10-K	Quarter ended December 31, 1996	1-5152
99(a)	8-K	November 21, 2001	1-5152
99	8-K	September 8, 2003	1-5152

*	Filed herewith.
**	Deemed furnished herewith.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scottish Power plc, Registrant

By:	/s/ David Nish
Name:	David Nish
Title:	Finance Director

Date: June 25, 2004

EXHIBIT INDEX

Exhibit No.	Name
1.1	Memorandum of Association of Scottish Power plc (incorporated by reference from Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

1.2	Amended Articles of Association of Scottish Power plc (incorporated by reference from Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

4.1	Contract of Employment between Scottish Power plc and Ian Russell dated June 3, 2003 (incorporated by reference from Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.2	Contract of Employment between Scottish Power plc and Charles Berry dated June 3, 2003 (incorporated by reference from Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.3	Contract of Employment between Scottish Power plc and David Nish dated June 3, 2003 (incorporated by reference from Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.4	Conformed Generation License of Scottish Power Generation Limited (incorporated by reference from Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

4.5*	Conformed Supply License of ScottishPower Energy Retail Limited.

4.6*	Conformed Distribution License of SP Distribution Limited.

4.7*	Conformed Transmission License of SP Transmission Limited.

4.8*	Conformed Distribution License of SP Manweb plc.

4.9	Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme (incorporated by reference from Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.10*	Supplemental Trust Deed dated February 10, 2004 relating to the Scottish Power UK $7 billion debt issuance programme.

4.11	$1 billion Multicurrency Revolving Credit Facilities ($625 million as of June 3, 2004 with $375 million facility replaced by Exhibit 4.12) for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, J P Morgan plc and The Royal Bank of Scotland plc dated June 12, 2003 (incorporated by reference from Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003)

4.12*	$375 million Multicurrency Revolving Credit Facility for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, JP Morgan plc and The Royal Bank of Scotland plc dated June 3, 2004.

4.13*	Trust Deed dated July 10, 2003 relating to the Scottish Power Finance (Jersey) Limited $700 million 4.00% step-up perpetual subordinated guaranteed convertible bonds guaranteed by Scottish Power plc.

EXHIBIT INDEX

Exhibit No.	Name
8.1*	List of Subsidiaries.

11.1	Code of Ethics for the Chief Executive, Finance Director and principal accounting officers (incorporated by reference from Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

12.1*	Certification of Principal Executive Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Annual Report and Accounts of Scottish Power plc.

15.2	PacifiCorp Stock Incentive Plan (incorporated by reference from Exhibit 12.5 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.3	Scottish Power plc Long Term Incentive Plan (incorporated by reference from Exhibit 12.6 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.4	Scottish Power Executive Share Option Plan 2001 (incorporated by reference from Exhibit 12.7 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.5	Summary of Memorandum and Articles of Association (incorporated by reference from Exhibit 10.1 to the Company’s Annual Report on Form 20-F filed with the SEC on August 28, 2002).

15.6	Mortgage and Deed of Trust dated as of January 9, 1989, between PacifiCorp and Morgan Guaranty Trust Company of New York (The Chase Manhattan Bank, successor), Trustee, previously filed as Exhibit 4-E to PacifiCorp’s Form 8-B, File No. 1-5152, as supplemented and modified by fourteen Supplemental Indentures as follows:

Exhibit Number	File Type	File Date	File Number
(4)(b)			33-31861
(4)(a)	8-K	January 9, 1990	1-5152
4(a)	8-K	September 11, 1991	1-5152
4(a)	8-K	January 7, 1992	1-5152
4(a)	10-Q	Quarter ended March 31, 1992	1-5152
4(a)	10-Q	Quarter ended September 30, 1992	1-5152
4(a)	8-K	April 1, 1993	1-5152
4(a)	10-Q	Quarter ended September 30, 1992	1-5152
4(a)	10-Q	Quarter ended September 30, 1993	1-5152
(4)b	10-K	Quarter ended June 30, 1994	1-5152
(4)b	10-K	Quarter ended December 31, 1994	1-5152

EXHIBIT INDEX

Exhibit No.		Name
(4)b	10-K	Quarter ended December 31, 1995	1-5152
(4)b	10-K	Quarter ended December 31, 1996	1-5152
99(a)	8-K	November 21, 2001	1-5152
99	8-K	September 8, 2003	1-5152

*	Filed herewith.
**	Deemed furnished herewith.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.