Form 20-F
period 2005-03-31
SCOTTISH POWER PLC
filed 2005-06-29
CIK 1045513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14676

SCOTTISH POWER plc

(Exact name of Registrant as specified in its charter)

SCOTLAND

(Jurisdiction of incorporation or organization)

1 Atlantic Quay, Glasgow G2 8SP, Scotland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of 50p each (“Ordinary Shares”)	New York Stock Exchange*

American Depositary Shares (“ADSs”)	New York Stock Exchange
Each of which represents 4 Ordinary Shares

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 50p each	1,865,343,685 shares (as of March 31, 2005)

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

3.A. Selected financial data.

The information set forth under the headings “Accounts 2004/05 – Five Year Summary” on page 171, “Investor Information – Investor Information – Dividends” on page 194 and “Investor Information – Investor Information – Exchange Rates” on pages 193-194 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

3.B. Capitalization and indebtedness.

Not applicable.

3.C. Reasons for the offer and use of proceeds.

Not applicable.

3.D. Risk factors.

The information set forth under the headings “Risk Factors – Risks Relating to the Group’s Business” on pages 73-75 and “Risk Factors – Quantitative and Qualitative Disclosures about Market Risk” on pages 75-80 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and development of the company.

The information set forth under the headings “Business Review” on pages 12-35, “Financial Review – Overview of the Year to March 2005 – Investment” on pages 43-44, “Financial Review – Liquidity and Capital Resources – Cash Flow and Net Debt” on pages 54-55, “Financial Review – Liquidity and Capital Resources – Financing” on pages 55-56, “Accounts 2004/05 – Notes to the Group Accounts – 10(b)” on page 121, “Accounts 2004/05 – Notes to the Group Accounts – 10(e)” on page 121, and “Accounts 2004/05 – Notes to the Group Accounts – 14(b)” on page 124 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.B. Business overview.

The information set forth under the headings “Business Review” on pages 12-35, “Financial Review – Introduction” on pages 37-40 and “Accounts 2004/05 – Notes to the Group Accounts” on pages 116-166 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.C. Organizational structure.

The information set forth under the headings “Business Review – Description of Business” on pages 12-13 and “Accounts 2004/05 – Principal Subsidiary Undertakings and Other Investments” on page 169 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.D. Property, plants and equipment.

The information set forth under the heading “Business Review – Description of the Company’s Property” on page 20, “Business Review – Environmental Regulation” on pages 27-31, “Business Review – PacifiCorp” on pages 13-15, and “Business Review – Summary of Key Operating Statistics on pages 33-35 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating results.

The information set forth under the heading “Financial Review” on pages 37-72 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.B. Liquidity and capital resources.

The information set forth under the headings “Financial Review – Liquidity and Capital Resources” on pages 53-57 and “Financial Review – Overview of the Year to March 2005 – Cash Flow and Net Debt” on page 43 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.C. Research and development, patents and licenses, etc.

The information set forth under the heading “Financial Review – Research and Development” on page 53 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.D. Trend information.

The information set forth under the heading “Financial Review” on pages 37-72 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.E. Off-balance sheet arrangements.

The information set forth under the heading “Financial Review – Off Balance Sheet Arrangements” on page 70 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.F. Tabular disclosure of contractual obligations.

The information set forth under the heading “Financial Review – Liquidity and Capital Resources – Contractual Obligations and Commercial Commitments” on pages 56-57 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.G. Safe harbor.

The information set forth under the heading “Safe Harbour Statement – Cautionary Statement for Purposes of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995” on page 106 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management.

The information set forth under the heading “Board of Directors and Executive Team” on pages 81-83 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.B. Compensation.

The information set forth under the heading “Remuneration Report of the Directors” on pages 95-105 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.C. Board Practices.

The information set forth under the headings “Board of Directors and Executive Team” on pages 81-83, “Corporate Governance” on pages 84-94 and “Remuneration Report of the Directors” on pages 95-105 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.D. Employees.

The information set forth under the headings “Business Review – Group Employees” on pages 18-19 and “Accounts 2004/05 – Notes to the Group Accounts – 3 (Employee information)” on pages 117-118 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.E. Share ownership.

The information set forth under the heading “Remuneration Report of the Directors” on pages 95-105 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders.

The information set forth under the heading “Investor Information – Investor Information” on pages 192-197 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

7.B. Related party transactions.

The information set forth under the headings “Remuneration Report of the Directors” on pages 95-105 and “Accounts 2004/05 – Notes to the Group Accounts – 31 (Related party transactions)” on pages 148-149 of the company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

7.C. Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The information set forth under the headings “Business Review – Litigation” on page 32, “Financial Review – Dividend Policy” on page 40, “Accounts 2004/05” on pages 107-172 and “Investor Information – Investor Information – Dividends” on page 194 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

8.B. Significant Changes.

The information set forth under the heading “Financial Review – Overview of the Year to March 2005 – Significant Changes” on page 50 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and listing details.

The information set forth under the heading “Investor Information – Investor Information – Nature of the Trading Market” on pages 192-193 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

9.B. Plan of distribution.

Not applicable.

9.C. Markets.

The information set forth under the heading “Investor Information – Investor Information – Nature of the Trading Market” on pages 192-193 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

9.D. Selling Shareholders.

Not applicable.

9.E. Dilution.

Not applicable.

9.F. Expenses of the issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share capital.

Not applicable.

10.B. Memorandum and articles of association.

The information contained in Exhibit 15.5 and the information set forth under the heading “Investor Information – Investor Information – Memorandum and Articles of Association” on page 194 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.C. Material contracts.

The information set forth under the headings “Financial Review – Liquidity and Capital Resources – Financing” on pages 55-56, “Remuneration Report of the Directors – Elements of the Remuneration Package 2004/05 – Service Contracts” on pages 99-100, and “Accounts 2004/05 – Notes to the Group Accounts – 20 (Loans and other borrowings)” on pages 129-134 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference. Set forth below are brief summaries of each of the Company’s material contacts:

Stock Purchase Agreement – Sale of PacifiCorp

On May 23, 2005, a Stock Purchase Agreement was entered into between the Company, PacifiCorp Holdings, Inc. (“PHI”) and MidAmerican Energy Holdings Company (“MidAmerican”). Pursuant to the Stock Purchase Agreement, PHI has agreed to (and the Company has agreed to cause PHI to) sell, and MidAmerican has agreed to buy, all of the common stock of PacifiCorp, subject to certain conditions (the “Sale”).

The total proceeds to be paid to PHI in consideration for the transfer of the common stock is to be satisfied by a cash payment on closing of the Sale of US$5,109,500,000 plus an amount equal to the aggregate amount of capital contributions made by the Company to PacifiCorp in respect of the financial year 2006/07. MidAmerican will assume net debt on closing, expected to be approximately US$4.3 billion. In addition, PHI has agreed to make annual payments of US$4.0 million to MidAmerican on each anniversary of the date of closing for a period of twenty-five years in respect of certain non-regulated businesses currently reported as part of the PacifiCorp segment in the Company’s group financial reports, which were not included in the Sale.

Closing of the Sale is subject to approval by holders of the Company’s ordinary shares and American depositary shares (the “Shareholders”). The Stock Purchase Agreement may be terminated by MidAmerican if the approval of the Shareholders is not received on or before September 1, 2005.

Closing of the Sale is also conditional on, among other things:

(i)	all necessary final consents and approvals of, and filings with, the Department of Justice or the Federal Trade Commission, the Federal Energy Regulatory Commission, the Securities and Exchange Commission, the Nuclear Regulatory Commission and the Federal Communications Commission and any other necessary governmental or regulatory authority having been obtained or made without a material adverse effect on PacifiCorp arising therefrom;

(ii)	all necessary final consents and approvals of, and filings with, the applicable state public utility commissions in Oregon, Utah, Washington, Wyoming, California and Idaho having been obtained without terms or conditions that have a meaningful adverse effect on the business or prospects of PacifiCorp (unless MidAmerican otherwise approves), where “meaningful adverse effect” is deemed to be equivalent to a material adverse effect on an entity otherwise identical to PacifiCorp but having only 25% of its business, properties, assets, liabilities, financial condition, revenues, net income, results of operations and prospects;

(iii)	other necessary consents or approvals having been obtained (except where failure to obtain them would not have a material adverse effect on the ability of the parties, or any of them, to consummate the Sale, PacifiCorp, or where MidAmerican elects not to require such consents to be obtained);

(iv)	no material adverse effect with respect to PacifiCorp and no facts or circumstances which would or reasonably could, when taken together with any breaches or violations of the representations, warranties, covenants or agreements of the Company or PHI, result in a material adverse effect having occurred. For these purposes, certain general weather, economic or financial conditions shall not be taken into account;

(v)	the representations and warranties of the parties to the Stock Purchase Agreement remaining true and correct in all respects, subject to certain provisions as to materiality and certain other exceptions, as of the closing date or, in the case of representations and warranties made as of an earlier specified date, on such date;

(vi)	the parties performing their covenants and obligations under the agreement in all material respects (other than in respect of the transfer of the common stock in PacifiCorp, which shall be performed and complied with in all respects);

(vii)	expiry or termination of any waiting period under antitrust legislation in the United States; and

(viii)	no competent court or governmental or regulatory authority having enacted or issued any law or order which prohibits or has the effect of prohibiting the Sale.

Certain of the conditions may be waived by the Company or by MidAmerican. If certain of the conditions are not fulfilled at closing, the Company may (but shall not be required to) make such payments to PacifiCorp to cure such breach, provided (in MidAmerican’s reasonable judgment) such payment cures such breach.

Under the Stock Purchase Agreement, the Company and PHI have agreed to invest additional cash capital contributions in PacifiCorp prior to closing. Pursuant to these arrangements, the Company has agreed to invest US$500 million during the 2005/06 financial year without additional compensation from MidAmerican. In addition, the Company has agreed to make further investments during the 2006/07 financial year of up to US$525 million, contributed quarterly, although the Company will be fully compensated on closing for any such payments made.

Under the terms of the Stock Purchase Agreement, the Company and PHI have agreed to cause PacifiCorp to conduct its business in the ordinary course consistent with past business practice, including retaining the services of PacifiCorp’s key officers and employees. The Company and PHI have agreed to certain restrictions on the conduct of the PacifiCorp business predominantly consistent with PacifiCorp’s business plan and budget prior to closing including (among other things) restrictions relating to capital expenditures, mergers, acquisitions, sales of assets, the incurrence or guarantee of any indebtedness or the adoption, amendment or termination of any employee benefit plan and entry into contracts with members of the Scottish Power plc group, regulatory matters and the construction or acquisition of generating, transmission or delivery capacity. A joint executive committee comprised of representatives of the Company and MidAmerican has been established with the objective of facilitating and achieving closing of the Sale and integration, strategy planning and developing recommendations concerning the business operations of PacifiCorp prior to closing. Nothing in the Stock Purchase Agreement gives MidAmerican the right to control or direct PacifiCorp’s operations prior to closing, pending which each of the Company, PHI and PacifiCorp shall exercise, consistent with the Stock Purchase Agreement, complete control and supervision over its operations.

The Company and PHI have also agreed that PacifiCorp and its subsidiaries will only pay dividends or make distributions prior to closing in a manner consistent with an approved budget namely, the payment to the Company of US$215 million by way of dividend during the 2005/06 financial year, and US$242 million by way of dividend during the 2006/07 financial year, any such amounts to be payable quarterly but if closing occurs during a quarter, the dividend in relation to that quarter to accrue pro rata on a daily basis.

Under the Stock Purchase Agreement, the Company has agreed that neither it nor any of its subsidiaries or affiliates nor their respective representatives shall initiate, solicit or encourage any enquiries, proposal or offer with respect to PacifiCorp or engage in negotiations concerning, or provide any confidential information to any person relating to any such proposal. Prior to Shareholder approval, the board of directors of the Company (“Directors”) may engage in negotiations concerning, or provide any confidential information to any person or group that makes an unsolicited bona fide alternative proposal for PacifiCorp subject to certain additional conditions and if and only to the extent required by the Directors’ fiduciary duties. The Company and PHI have also agreed that for so long as the Stock Purchase Agreement remains in effect, neither of them will enter any agreement with any person which provides for or in any way facilitates an alternative proposal regarding PacifiCorp.

Under the Stock Purchase Agreement, as of closing, companies in the retained Scottish Power plc group shall cease to be participating employers in the PacifiCorp employee benefit plans. The Company has agreed to assume all liabilities accrued by present or former employees of the retained continuing group (or former employees of the Centralia businesses that were sold by PacifiCorp) (“Transferred Individuals”) to the extent such liabilities have not already been funded by the Scottish Power plc group.

The Stock Purchase Agreement also provides for the transfer of various assets between the existing PacifiCorp employee benefit plans to new plans to be established by the Company in respect of the Transferred Individuals.

The Company has agreed to establish a defined benefit pension plan for the Transferred Individuals and to transfer assets from the PacifiCorp retirement plan in the amount required by law in respect of the Transferred Individuals to the new plan as soon as practicable after closing. The Company has also agreed to transfer in kind the accounts of the Transferred Individuals under PacifiCorp’s employee savings and stock ownership plan to a new group savings plan on or before closing. On or prior to closing, the Company shall also cause the transfer in kind of an amount equal to the fair market value of the assets of the proportion of the funded accounts of the plans attributable to the Transferred Individuals from the PacifiCorp post-retirement welfare plans to newly established plans.

The Stock Purchase Agreement may be terminated prior to closing, whether before or after Shareholder approval, in certain circumstances including:

(i)	by mutual agreement of the Company and MidAmerican;

(ii)	by a party if the Sale has not been completed by May 23, 2006 and the failure to complete was not caused by a breach of the representations, warranties and covenants of that party in the Stock Purchase Agreement. If federal or state approvals have not been obtained by May 23, 2006, the term of the Stock Purchase Agreement may be extended to February 17, 2007 at the election of either the Company or MidAmerican, provided the other conditions to closing have been fulfilled (or are capable of being fulfilled);

(iii)	by MidAmerican where the Shareholders do not approve the Sale on or before September 1, 2005 or by either party where the Shareholders do not approve the Sale on a vote actually held at a Shareholder meeting;

(iv)	by a party if there has been a material breach of the representations, warranties or covenants of the other party where the effect of such breaches in the aggregate would have a material adverse effect on PacifiCorp or the ability of the parties to consummate the Sale;

(v)	by MidAmerican where the Board of the Company or PHI withdraws, adversely modifies, or fails to reaffirm, its recommendation of the Sale or shall have recommended or taken no position with respect to an alternative proposal for PacifiCorp;

(vi)	by either party where any competent court or governmental or regulatory authority has enacted or issued any law or final order which prohibits the Sale; and

(vii)	in the further circumstances described in the final paragraph under “break fee arrangements” outlined below.

The Company and MidAmerican have agreed to certain break fee arrangements. Under the Stock Purchase Agreement, the Company has agreed to pay MidAmerican a break fee of US$10 million if, prior to Shareholders approving the Sale, an alternative proposal relating to PacifiCorp or a proposal for the acquisition of control of the Company is made or announced, is rejected by the Company, and the Shareholders do not subsequently approve the Sale at the relevant Shareholders’ meeting or, in any event, on or before September 1, 2005 and the agreement with MidAmerican is terminated as a result.

If the break fee becomes payable (or in the case of (a) below, would otherwise become payable), then its amount is increased to (a) US$100 million (in total) if the Company’s Board instead of rejecting such proposal, recommends or takes no position with respect to it, withdraws, adversely modifies or fails to reaffirm its recommendation of the Sale and (b) US$250 million (in total) if, within a year of the agreement with MidAmerican terminating, the Company enters into an agreement with respect to or consummates an alternative proposal relating to PacifiCorp or any person announces a firm intention to make an offer to acquire control of the Company. The maximum aggregate amount that could be payable by the Company in break fees is US$250 million.

If the Stock Purchase Agreement is terminated as a result of Shareholders not approving the Sale at the relevant Shareholders’ meeting or, in any event, by September 1, 2005, in circumstances where none of the break fees described above is payable, then the Company shall pay MidAmerican an amount equal to US$10 million.

A break fee of US$250 million is payable by MidAmerican to the Company if the Company terminates the Agreement as a result of MidAmerican agreeing to or announcing a proposal to acquire certain competing utility and energy assets if the same directly or indirectly results in the failure to satisfy certain regulatory conditions to the Sale and/or creates or imposes additional conditionality or costs which result in MidAmerican choosing not to complete or to terminate the Agreement.

Under the Stock Purchase Agreement, the Company and PHI have given, jointly and severally, certain representations and warranties, including warranties of the type usual for a transaction of this nature, concerning their power and ability to enter into the agreement, details of the common stock that is the subject of the Sale, regulatory and legal matters, liabilities and obligations, accounts and financial matters, taxation, pensions, employees, environmental matters, intellectual property matters, insurance, trading and the assets of PacifiCorp.

The Company has also given an indemnity in respect of certain matters including losses arising from any breach or inaccuracy (whether or not material) of any of the representations or warranties or any failure to perform or observe any term, covenant or provision of the agreement, and in relation to certain liabilities (i) not reflected in the Company’s financial statements or (ii) resulting from certain employee incentive arrangements or changes to the employee benefit plans. The liability of the Company under the indemnity is subject to the limitations set our below.

The liability of the Company for claims under the indemnity in respect of breaches of covenants and certain representations and warranties is capped at 50% of the Sale price.

The liability of the Company for claims under the indemnity in respect of breach or inaccuracy of certain other representations and warranties (including breaches of representations and warranties given in relation to the details of the common stock in PacifiCorp, the good standing and corporate power and authority of PacifiCorp and its subsidiaries to carry on their business and that certain events have not occurred with respect to PacifiCorp) is unlimited.

Other than in respect of breaches of certain representations and warranties (including those referred to in the paragraph above), MidAmerican has agreed not to claim under the indemnity for breach of warranty unless the cumulative aggregate amount of its losses exceeds US$50 million (in which case the Company shall be liable only for the amount of such losses in excess of US$25 million). Losses below US$10,000 shall be disregarded entirely other than in respect of breaches of certain specified warranties, covenants and conditions.

MidAmerican shall not be entitled to be indemnified for losses arising from breach or inaccuracy of the representations and warranties of the Company or PHI if such breach or inaccuracy resulted from (i) the effects of transactions expressly permitted under certain pre-completion covenants or (ii) consent or approval of any governmental or regulatory authority, where the actions taken by PacifiCorp were approved by MidAmerican or the joint executive committee.

MidAmerican has agreed not to claim under the indemnity for losses arising from breaches of any term, provision or covenant (other than in certain circumstances including breach of the pre-closing covenants relating to cash capital contributions and dividends outlined above) unless the cumulative aggregate amount of such losses exceeds US$7.5 million.

The representations, warranties and covenants given by the Company and PHI will last for one year from the date of closing, other than those given in respect of taxation (which survive for the applicable statutory periods), employee benefits and environmental matters (which survive until the third anniversary of closing) and certain other specified matters (including the agreement for sale and purchase of the common stock in PacifiCorp, the good standing and corporate power and authority of PacifiCorp and its subsidiaries to carry on their business, the pre-closing covenants relating to cash capital contributions and dividends outlined above and the employee benefits arrangements summarized above) and covenants or agreements which have been willfully breached, each of which will survive indefinitely.

MidAmerican has given certain representations and warranties to the Company including warranties in respect of its authority to enter into the agreement and the sufficiency of its financing arrangements, which shall (other than in respect of certain warranties) survive for one year from the date of closing. The Company has the benefit of an indemnity from MidAmerican in respect of losses arising from breach of these warranties and representations, subject to similar limitations to those set out in the paragraphs above.

No claim may be asserted against a party under the indemnities unless written notice describing such claim (and the basis on which it is made) is received by that party on or prior to the date on which the representation, warranty, covenant or condition on which such claim is based ceases to survive.

This summary of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the terms of such agreement, which has been filed as Exhibit 4.1 to this Annual Report on Form 20-F.

US Bond Issuance Programme – Senior Debt Securities

On March 21, 2005, the Company and JPMorgan Chase Bank, N.A., as trustee entered into a form of indenture to issue debt securities. Under this form of indenture, unlimited aggregate principal amount of securities may be issued, in one or more series, and, except as otherwise provided in supplemental indentures, without coupons, and in denominations of US$1,000 and any integral multiple thereof. The Company is subject to certain covenants, including a limitation on secured debt. The trustee is to place a lien upon all money or property held or collected by the trustee, except money or property held in trust to pay principal of and interest on particular securities. The form of indenture has been filed as Exhibit 4.1 to the Company’s Form 6-K furnished to the SEC on March 21, 2005.

On March 21, 2005, pursuant to the form of debt securities indenture entered into on the same day, the Company and JPMorgan Chase Bank, N.A. as trustee entered into the first supplemental indenture to issue three series of securities: (i) 4.910% notes due 2010 in the aggregate principal amount of US$550,000,000; (ii) 5.375% notes due 2015 in the aggregate principal amount of US$600,000,000; and (iii) 5.810% notes due 2025 in the aggregate principal amount of US$350,000,000. The supplemental indenture has been filed as Exhibit 4.10 to the Company’s Form 6-K furnished to the SEC on March 21, 2005.

Medium Term Note Programme

On December 16, 2002, the Company, Scottish Power UK plc, and the Law Debenture Trust Corporation plc. entered into an amended and restated trust deed, under which, the Company and Scottish Power UK plc are to issue from time to time euro medium term notes, in one or more series, with no minimum issue size, not exceeding the limit provided in the program agreement between the Company, Scottish Power UK plc, J.P. Morgan Securities Ltd. and other dealers named therein. This trust deed has been filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003.

On February 10, 2004, the Company, Scottish Power UK plc, and the Law Debenture Trust Corporation plc entered into a supplemental trust deed to amend the trust deed the parties entered into on December 16, 2002. Certain names of entities referenced were changed: (i) SP Distribution plc to SP Distribution Limited, (ii) Scottish Power Transmission plc to Scottish Power Transmission Limited and (iii) Scottish Power Generation plc to Scottish Power Generation Limited. In addition, the supplemental trust deed clarified the title of European Union directive on taxation of savings. This supplemental trust deed has been filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004.

Perpetual Subordinated Guaranteed Convertible Bonds

On July 10, 2003, the Company, Scottish Power Finance (Jersey) Limited, and the Law Debenture Trust Corporation plc, entered into a trust deed to issue US$700,000,000 4.00% step-up perpetual subordinated guaranteed convertible bonds. Scottish Power Finance (Jersey) Limited was the issuer, and the Company unconditionally and irrevocably guaranteed the bonds and the preferred shares into which the bonds are convertible. This trust deed has been filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004.

Revolving Credit Facilities (I)

On June 12, 2003, the Company entered into a multicurrency revolving credit facilities agreement (the “Revolving Credit Facilities Agreement (I)”) with The Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Commerzbank Aktiengesellschaft and the Royal Bank of Scotland PLC as lead arrangers, the Royal Bank of Scotland PLC as agent, The Royal Bank of Scotland PLC, New York Branch as swingline agent and the financial institutions listed in Schedule 1 of the Revolving Credit Facilities Agreement (I) (the “Banks (I)”). Pursuant to the Revolving Credit Facilities Agreement (I), the Company was granted Facility A, under which the Banks (I) agreed to make loans to the Company in an aggregate amount equal to US$375 million, and Facility B, under which the Banks (I) agreed to make loans or provide letters of credit in an aggregate amount equal to US$625 million. Facility B includes a swingline facility to be made available to the Company in an aggregate amount equal to US$126.8 million by certain Banks (I) named as swingline lenders. The Company will apply loans under Facility A towards its working capital requirements and apply loans or letters of credit under Facility B towards general corporate purposes including acquisitions, the total consideration of which does not exceed US$200 million, and refinancing existing loan facilities. This Revolving Credit Facilities Agreement (I) has been filed as Exhibit 4.11 to the Company’s Form Annual Report on Form 20-F filed with the SEC on June 27, 2003.

Revolving Credit Facilities Agreement (II)

On June 3, 2004, the Company entered into another multicurrency revolving credit facilities agreement (the “Revolving Credit Facilities Agreement (II)”) with The Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Commerzbank Aktiengesellschaft, HSBC Bank PLC, J.P. Morgan PLC and the Royal Bank of Scotland PLC as lead arrangers, the Royal Bank of Scotland PLC as agent, and the financial institutions listed in Schedule 1 of the Revolving Credit Facilities Agreement (II) (the “Banks (II)”). The Banks (II) granted to the Company a committed multicurrency revolving credit facility under which the Banks (II) agreed to make loans to the Company in an aggregate amount equal to US$375 million, for purposes of satisfying the Company’s working capital requirements, acquisitions not exceeding US$200 million in total consideration and refinancing Facility A of the Revolving Credit Facilities Agreement (I) in full. This Revolving Credit Facilities Agreement (II) has been filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004.

Service Agreement with Ian S. M. Russell

The Company entered into a service agreement on June 3, 2003 with Ian S. M. Russell as chief executive of the Company. Mr. Russell has been with the Company since March 31, 1994. The employment will terminate at the end of a 12 month period of notice given by either party or on Mr. Russell’s 63rd birthday. Mr. Russell’s annual basic salary as of the date of the service agreement is £650,000 and is subject to annual review. The Company is not obligated to increase the salary following an annual review, but agrees not to decrease it. Mr. Russell is eligible to participate in an annual incentive plan providing a maximum bonus of 75% of the basic annual salary, executive performance and share option schemes, each offering an annual award of at least 75% and 200% of the annual basic salary, and pension schemes. This employment agreement has been filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with SEC on June 27, 2003.

Service Agreement with Charles A. Berry

The Company entered into a service agreement on June 3, 2003 with Charles A. Berry as executive director of UK operations. Mr. Berry has been with the Company since November 4, 1991. The employment will terminate at the end of a 12 month period of notice given by either party or on Mr. Berry’s 63rd birthday. Mr. Berry’s annual basic salary as of the date of the service agreement is £315,000 and is subject to annual review. The Company is not obligated to increase the salary following an annual review, but agrees not to decrease it. Mr. Berry is eligible to participate in an annual incentive plan providing a maximum bonus of 75% of the basic annual salary, executive performance and share option schemes, each offering an annual award of at least 75% and 200% of the annual basic salary, and pension schemes. This employment agreement has been filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with SEC on June 27, 2003.

Service Agreement with David T. Nish

The Company entered into a service agreement on June 3, 2003 with David T. Nish as finance director of the Company. Mr. Nish has been with the Company since September 15, 1997. The employment will terminate at the end of a 12 month period of notice given by either party or on Mr. Nish’s 63rd birthday. Mr. Nish’s annual basic salary as of the date of the service agreement is £415,000 and is subject to annual review. The Company is not obligated to increase the salary following an annual review, but agrees not to decrease it. Mr. Nish is eligible to participate in an annual incentive plan providing a maximum bonus of 75% of the basic annual salary, executive performance and share option schemes, each offering an annual award of at least 75% and 200% of the annual basic salary, and pension schemes. This employment agreement has been filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with SEC on June 27, 2003.

Service Agreement with Simon J. Lowth

The Company appointed Simon J. Lowth as director of corporate strategy and development, effective as of September 1, 2003, by entering into a service agreement with Mr. Lowth on August 1, 2003. The employment will terminate at the end of a 12 month period of notice given by either party or on Mr. Lowth’s 63rd birthday. Mr. Lowth’s annual basic salary as of the date of the service agreement was £415,000, subject to annual review, and has subsequently increased to £430,000 as of April 1, 2004. The Company is not obligated to increase the salary following an annual review, but agrees not to decrease it. Mr. Lowth is eligible to participate in an annual incentive plan providing a maximum bonus of 75% of the basic annual salary, executive performance and share option schemes, each offering an annual award of at least 75% and 200% of the annual basic salary, and pension schemes.

Employment Agreement with Judi Johansen

The Company, PacifiCorp and its related and affiliated entities and Judi Johansen entered into an employment agreement on September 29, 2003 to continue Johansen’s employment as the chief executive officer of PacifiCorp. Pursuant to this agreement, Johansen agreed to waive all rights under any previous employment agreements of any kind that existed between herself and the Company or PacifiCorp. This agreement will continue indefinitely until March 31, 2021, unless terminated by any of the parties subject to certain conditions, including at least a 60 days’ notice. Ms. Johansen’s annual basic salary as of the date of the employment agreement was US$700,008, subject to annual review, and has subsequently been increased to US$750,000 as of April 1, 2004. Ms. Johansen will retain the restricted stock and stock options she had been awarded prior to the date of this agreement and will continue to vest in them for the period of her continued employment. Any future grants of executive performance and share option schemes will be awarded based on plans applicable to other executives of the Company. This employment agreement has been filed as Exhibit 10.3 to PacifiCorp’s Annual Report on Form 10-K filed with SEC on May 27, 2005.

10.D. Exchange controls.

The information set forth under the heading “Investor Information – Investor Information – Exchange Controls and Other Limitations Affecting Security Holders” on page 195 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.E. Taxation.

The information set forth under the headings “Investor Information – Investor Information – Taxation; – Taxation of Dividends; – Taxation of Capital Gains; – US Information Reporting and Backup Withholding” on pages 195-197 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.F. Dividends and paying agents.

Not applicable.

10.G. Statements by experts.

Not applicable.

10.H. Documents on display.

The information set forth under the heading “Investor Information – Investor Information – Documents on Display” on page 195 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.I. Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Financial Review – Liquidity and Capital Resources” on pages 53-57, “Risk Factors – Quantitative and Qualitative Disclosures about Market Risk” on pages 75-80, and “Accounts 2004/05 – Notes to the Group Accounts – 20 (Loans and other borrowings) “ on pages 129-134 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF THE SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance – Evaluation of Disclosure Controls and Procedures (Sarbanes-Oxley Act of 2002)” on page 93, “Corporate Governance – Internal Control” on page 91 and “Corporate Governance – Monitoring and Corrective Action” on page 92 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance – Report from Audit Committee” on page 90 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information set forth under the heading “Corporate Governance – Control Environment” on page 91 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Corporate Governance – Auditor Independence” on pages 92-93 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES AND AFFILIATED PURCHASERS

The information set forth under the heading “Accounts 2004/05 – Notes to the Group Accounts – 25(v)” on page 140 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this Item.

ITEM 18.	FINANCIAL STATEMENTS

The information set forth under the heading “Accounts 2004/05” on pages 107-172 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Name
1.1	Amended Memorandum of Association of Scottish Power plc dated July 23, 2004 (incorporated by reference from Form 6-K furnished to the SEC on August 4, 2004).

2.1	Form of Debt Securities Indenture, dated as of March 21, 2005 between Scottish Power plc and JPMorgan Chase Bank, N.A. (incorporated by reference from Exhibit 4.1 to the Company’s Form 6-K furnished to the SEC on March 21, 2005).

2.2	First Supplemental Indenture, dated as of March 21, 2005 between Scottish Power plc and JPMorgan Chase Bank, N.A. (incorporated by reference from Exhibit 4.10 to the Company’s Form 6-K furnished to the SEC on March 21, 2005).

4.1	Stock Purchase Agreement dated as of May 23, 2005, by and among Scottish Power plc, as seller parent, PacifiCorp Holdings, Inc., as seller and MidAmerican Energy Holdings Company, as buyer, for the purchase and sale of all of the Common Stock, no par value, of PacifiCorp, an Oregon corporation (incorporated by reference from Exhibit 10.1 to the Company’s 6-K furnished to the SEC on May 31, 2005).

4.2	Contract of Employment between Scottish Power plc and Ian Russell dated June 3, 2003 (incorporated by reference from Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.3	Contract of Employment between Scottish Power plc and Charles Berry dated June 3, 2003 (incorporated by reference from Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.4	Contract of Employment between Scottish Power plc and David Nish dated June 3, 2003 (incorporated by reference from Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.5*	Contract of Employment between Scottish Power plc and Simon Lowth dated August 1, 2003.

4.6	Contract of Employment between Scottish Power plc and Judi Johansen dated September 29, 2003 (incorporated by reference from Exhibit 10.3 of PacifiCorp’s Annual Report on Form 10-K filed with the SEC on May 27, 2005).

4.7*	Conformed Generation License of Scottish Power Generation Limited.

Exhibit No.	Name
4.8*	Conformed Supply License of ScottishPower Energy Retail Limited.

4.9*	Conformed Distribution License of SP Distribution Limited.

4.10*	Conformed Transmission License of SP Transmission Limited.

4.11*	Conformed Distribution License of SP Manweb plc.

4.12	Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme (incorporated by reference from Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.13	Supplemental Trust Deed dated February 10, 2004 relating to the Scottish Power UK $7 billion debt issuance programme (incorporated by reference from Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

4.14	$1 billion Multicurrency Revolving Credit Facilities ($625 million as of June 3, 2004 and $375 million facility replaced by Exhibit 4.15) for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, JP Morgan plc and The Royal Bank of Scotland plc dated June 12, 2003 (incorporated by reference from Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.15	$375 million Multicurrency Revolving Credit Facility for Scottish Power plc arranged by The Bank of Tokyo Mitsubishi, Ltd., Barclays Capital, Commerzbank AG (acting through Commerzbank Securities), HSBC Bank plc, JP Morgan plc and The Royal Bank of Scotland plc dated June 3, 2004 (incorporated by reference from Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

4.16	Trust Deed dated July 10, 2003 relating to the Scottish Power Finance (Jersey) Limited $700 million 4.00% step-up perpetual subordinated guaranteed convertible bonds guaranteed by Scottish Power plc (incorporated by reference from Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

8.1*	List of Subsidiaries.

11.1	Code of Ethics for the Chief Executive, Finance Director and principal accounting officers (incorporated by reference from Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

12.1*	Certification of Principal Executive Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Annual Report and Accounts of Scottish Power plc.

15.2	PacifiCorp Stock Incentive Plan (incorporated by reference from Exhibit 12.5 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

Exhibit No.	Name
15.3	Scottish Power plc Long Term Incentive Plan (incorporated by reference from Exhibit 12.6 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.4	Scottish Power Executive Share Option Plan 2001 (incorporated by reference from Exhibit 12.7 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.5*	Summary of Memorandum and Articles of Association.

15.6	Mortgage and Deed of Trust dated as of January 9, 1989, between PacifiCorp and JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank), Trustee, previously filed as Exhibit 4-E to PacifiCorp’s Form 8-B, File No. 1-5152, as supplemented and modified by eighteen Supplemental Indentures as follows:

Exhibit Number	File Type	File Date	File Number
(4)(b)			33-31861
(4)(a)	8-K	January 9, 1990	1-5152
4(a)	8-K	September 11, 1991	1-5152
4(a)	8-K	January 7, 1992	1-5152
4(a)	10-Q	Quarter ended March 31, 1992	1-5152
4(a)	10-Q	Quarter ended September 30, 1992	1-5152
4(a)	8-K	April 1, 1993	1-5152
4(a)	10-Q	Quarter ended September 30, 1993	1-5152
(4)b	10-Q	Quarter ended June 30, 1994	1-5152
(4)b	10-K	Year ended December 31, 1994	1-5152
(4)b	10-K	Year ended December 31, 1995	1-5152
(4)b	10-K	Year ended December 31, 1996	1-5152
4(b)	10-K	Year ended December 31, 1998	1-5152
99(a)	8-K	November 21, 2001	1-5152
4.1	10-Q	Quarter ended June 30, 2003	1-5152
99	8-K	September 8, 2003	1-5152
4	8-K	August 24, 2004	1-5152
4	8-K	June 14, 2005	1-5152

*	Filed herewith.

**	Deemed furnished herewith.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scottish Power plc, Registrant

By:	/s/ Simon Lowth
Name:	Simon Lowth
Title:	Executive Director, Finance and Strategy

Date: June 29, 2005