Form 20-F
period 2006-03-31
SCOTTISH POWER PLC
filed 2006-06-30
CIK 1045513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 1-14676

SCOTTISH POWER plc

(Exact name of Registrant as specified in its charter)

SCOTLAND

(Jurisdiction of incorporation or organization)

1 Atlantic Quay, Glasgow G2 8SP, Scotland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of 42p each (“Ordinary Shares”)	New York Stock Exchange*

American Depositary Shares (“ADSs”)	New York Stock Exchange
Each of which represents 4 Ordinary Shares

4.910% Notes Due 2010	New York Stock Exchange

5.375% Notes Due 2015	New York Stock Exchange

5.810% Notes Due 2025	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 50p each	1,871,235,749 shares (as of March 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data.

The information set forth under the headings “Accounts 2005/06 – Selected Financial Data” on pages 157-158, “Investor Information – Investor Information – Dividends” on page 170 and “Investor Information – Investor Information – Exchange Rates” on page 169 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

3.B. Capitalization and indebtedness.

Not applicable.

3.C. Reasons for the offer and use of proceeds.

Not applicable.

3.D. Risk factors.

The information set forth under the headings “Business Review – Resources, Relationships & Risk Factors – Risk Factors” on pages 34-42 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company.

The information set forth under the headings “Business Review – Group Overview” on pages 6-8, “Business Review – Group Financial Review of the Year to 31 March 2006 – Investment” on page 12, “Business Review – Group Financial Review of the Year to 31 March 2006 – Cash Flow and Net Debt” on page 12, “Business Review – Capital Structure, Treasury Policies & Liquidity” on pages 22-25, “Accounts 2005/06 – Notes to the Group Accounts” on pages 89-154 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.B. Business overview.

The information set forth under the headings “Business Review” on pages 6-47, “Accounts 2005/06 – Notes to the Group Accounts” on pages 89-154 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.C. Organizational structure.

The information set forth under the headings “Business Review – Group Overview – Group Structure” on pages 7-8 and “Accounts 2005/06 – Principal Subsidiaries and Other Investments” on page 155 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

4.D. Property, plants and equipment.

The information set forth under the headings “Business Review – Resources, Relationships & Risk Factors – Resources – Description of the Company’s Property” on page 27, “Business Review – Resources, Relationships & Risk Factors – Relationships – The Environment” on pages 30-31 and “Accounts 2005/06 – Notes to the Group Accounts – 17 (Property, plant and equipment) on page 102 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating results.

The information set forth under the heading “Business Review – Group Financial Review of the Year to 31 March 2006” on pages 9-14 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.B. Liquidity and capital resources.

The information set forth under the headings “Business Review – Capital Structure, Treasury Policies & Liquidity” on pages 22-25 and “Business Review – Group Financial Review of the Year to 31 March 2006 – Cash Flow and Net Debt” on page 12 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.C. Research and development, patents and licenses, etc.

The information set forth under the heading “Business Review – Resources, Relationships & Risk Factors – Resources – Research and Development” on pages 28-29 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.D. Trend information.

The information set forth under the heading “Business Review – Group Financial Review of the Year to 31 March 2006 – Future Trends” on page 14 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.E. Off-balance sheet arrangements.

The information set forth under the heading “Business Review – Fair Value of Derivative Contracts, Pension & Off Balance Sheet Arrangements – Off Balance Sheet Arrangements” on pages 26-27 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.F. Tabular disclosure of contractual obligations.

The information set forth under the heading “Business Review – Capital Structure, Treasury Policies & Liquidity – Contractual Obligations and Commercial Commitments” on pages 24-25 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

5.G. Safe harbor.

The information set forth under the heading “Safe Harbor Statement” on page 69 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and senior management.

The information set forth under the heading “Board of Directors and Executive Team” on pages 48-50 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.B. Compensation.

The information set forth under the heading “Remuneration Report of the Directors” on pages 57-68 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.C. Board Practices.

The information set forth under the headings Board of Directors and Executive Team” on pages 48-50, “Corporate Governance” on pages 51-56 and “Remuneration Report of the Directors” on pages 57-68 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.D. Employees.

The information set forth under the headings “Business Review – Resources, Relationships & Risk Factors – Resources – Group Employees” on pages 27-28 and “Accounts 2005/06 – Notes to the Group Accounts – 4 (Employee information)” on page 92 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

6.E. Share ownership.

The information set forth under the heading “Remuneration Report of the Directors” on pages 57-68 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders.

The information set forth under the heading “Investor Information – Investor Information” on pages 168-173 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

7.B. Related party transactions.

The information set forth under the headings “Remuneration Report of the Directors” on pages 57-68 and “Accounts 2005/06 – Notes to the Group Accounts – 39 (Related party transactions)” on page 135 of the company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

7.C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

The information set forth under the headings “Business Review – Dividend & Dividend Policy” on pages 8-9, “Accounts 2005/06” on pages 70-167 and “Investor Information – Investor Information – Dividends” on page 170 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

8.B. Significant Changes.

The information set forth under the heading “Business Review – Group Financial Review of the Year to 31 March 2006 – Significant Changes” on page 14 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details.

The information set forth under the heading “Investor Information – Investor Information – Nature of the Trading Market” on page 168 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

9.B. Plan of distribution.

Not applicable.

9.C. Markets.

The information set forth under the heading “Investor Information – Investor Information – Nature of the Trading Market” on page 168 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

9.D. Selling Shareholders.

Not applicable.

9.E. Dilution.

Not applicable.

9.F. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital.

Not applicable.

10.B. Memorandum and articles of association.

The information contained in Exhibit 15.4 and the information set forth under the heading “Investor Information – Investor Information – Memorandum and Articles of Association” on page 170 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.C. Material contracts.

The information set forth under the headings “Business Review – Capital Structure, Treasury Policies & Liquidity – Financing” on pages 23-24, “Remuneration Report of the Directors – Elements of the Remuneration Package 2005/06 – Table 32 (Service contracts)” on page 61, and “Accounts 2005/06 – Notes to the Group Accounts – 24 (Financial liabilities)” on pages 106-112 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference. Set forth below are brief summaries of each of the Company’s material contacts:

Stock Purchase Agreement – Sale of PacifiCorp

On May 23, 2005, the Company entered into a Stock Purchase Agreement with PacifiCorp Holdings, Inc. (“PHI”) and MidAmerican Energy Holdings Company (“MidAmerican”), which was further amended on March 21, 2006. Pursuant to the Stock Purchase Agreement, PHI agreed to (and the Company agreed to cause PHI to) sell, and MidAmerican agreed to buy, all of the common stock of PacifiCorp (the “Sale”). The Sale was completed on March 21, 2006 for net cash proceeds of $5.1 billion. PHI has also agreed to make annual payments of $4.0 million to the buyer on each anniversary of the date of closing for a period of twenty-five years in respect of certain non-regulated businesses that were reported as part of the PacifiCorp segment in the Company’s group financial reports, which were not included in the Sale.

Under the Stock Purchase Agreement, companies in the retained Scottish Power plc group have ceased to be participating employers in the PacifiCorp employee benefit plans. The Company has agreed to assume all liabilities accrued by employees of the retained continuing group (or former employees of the Centralia businesses that were sold by PacifiCorp) (“Transferred Individuals”) to the extent such liabilities have not already been funded by the Scottish Power plc group. The Stock Purchase Agreement also provides for the transfer of various assets between the PacifiCorp employee benefit plans to new plans established by the Company in respect of the Transferred Individuals.

This summary of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the terms of such agreement, which has been filed as Exhibit 4.1 to this Annual Report on Form 20-F.

US Bond Issuance Programme – Senior Debt Securities

On March 21, 2005, the Company and JPMorgan Chase Bank, N.A., as trustee, entered into a form of indenture to issue debt securities. Under this form of indenture, unlimited aggregate principal amount of securities may be issued, in one or more series, and, except as otherwise provided in supplemental indentures, without coupons, and in denominations of $1,000 and any integral multiple thereof. The Company is subject to certain covenants, including a limitation on secured debt. The trustee is to place a lien upon all money or property held or collected by the trustee, except money or property held in trust to pay principal of and interest on particular securities. The form of indenture has been filed as Exhibit 4.1 to the Company’s Form 6-K furnished to the SEC on March 21, 2005.

On March 21, 2005, pursuant to the form of debt securities indenture entered into on the same day, the Company and JPMorgan Chase Bank, N.A. as trustee entered into the first supplemental indenture to issue three series of securities: (i) 4.910% notes due 2010 in the aggregate principal amount of $550,000,000; (ii) 5.375% notes due 2015 in the aggregate principal amount of $600,000,000; and (iii) 5.810% notes due 2025 in the aggregate principal amount of $350,000,000. The supplemental indenture has been filed as Exhibit 4.10 to the Company’s Form 6-K furnished to the SEC on March 21, 2005.

Revolving Credit Facility Agreement

On December 20, 2005, the Company entered into a £500 million multicurrency revolving credit facility with The Bank of Tokyo-Mitsubishi, Ltd., BNP Paribas and The Royal Bank of Scotland. This facility replaces the $1 billion and $375 million facilities with The Bank of Tokyo-Mitsubishi, Ltd., Barclays Capital, Commerzbank Aktiengesellschaft, HSBC Bank PLC, J.P. Morgan PLC and The Royal Bank of Scotland PLC dated June 12, 2003 and June 3, 2004, respectively. Under this agreement, the Company was granted a committed multicurrency revolving credit facility under which the participating banks agreed to make loans to the Company in an aggregate amount equal to £500 million, provided that no more than ten loans shall be outstanding at any time, for purposes of satisfying the Company’s working capital requirements and refinancing the facility agreements dated June 12, 2003 and June 3, 2004. This Revolving Credit Facility Agreement has been filed as Exhibit 4.11 to this Annual Report on Form 20-F.

Service Agreement with Simon J. Lowth

The Company appointed Simon J. Lowth initially as director of corporate strategy and development, effective as of September 1, 2003, by entering into a service agreement with Mr. Lowth on August 1, 2003. The employment will terminate at the end of a 12 month period of notice given by either party or on Mr. Lowth’s 63rd birthday. Mr. Lowth’s annual basic salary as of the date of the service agreement was £415,000, subject to annual review, and has subsequently increased to £460,000 as of April 1, 2006. The Company is not obligated to increase the salary following an annual review, but agrees not to decrease it. Mr. Lowth is eligible to participate in an annual incentive plan providing a maximum bonus of 100% of the basic annual salary, an executive performance scheme, offering an annual award of 75% of the annual basic salary, and pension schemes. This employment agreement has been filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2005.

Service Agreement with Philip Bowman

The Company appointed Philip Bowman as Chief Executive on January 16, 2006, and entered into a Service Agreement with Mr. Bowman on March 31, 2006, effective retroactive to January 16, 2006. The employment will terminate initially by the Company giving 24 months notice, reducing by one month in each of the 12 months following the appointment of Mr Bowman, so that the period of notice to be given by the Company at any time on or after 16 January 2007 is 12 months or at the end of a 12 month period of notice given by Mr. Bowman or on his 65th birthday. Mr. Bowman’s annual basic salary as of the date of the service agreement is £700,000. The salary will be reviewed in April 2007 and thereafter annually during the course of Mr. Bowman’s employment. The Company is under no obligation to increase the salary following a salary review, but will not decrease it. Mr. Bowman is eligible to participate in an annual incentive plan providing a maximum bonus of 37.5% of the basic annual salary for the year commencing April 1, 2005 and a maximum bonus of 150% of the basic annual salary for the year commencing April 1, 2006, an executive performance schemes, offering an annual award of 100% of the annual basic salary, and a cash allowance in lieu of pension contribution of 50% of basic salary. This employment agreement has been filed as Exhibit 4.3 to this Annual Report on Form 20-F.

10.D. Exchange controls.

The information set forth under the heading “Investor Information – Investor Information – Exchange Controls and Other Limitations Affecting Security Holders” on page 170 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.E. Taxation.

The information set forth under the headings “Investor Information – Investor Information – Taxation; – Taxation of Dividends; – Taxation of Capital Gains; – US Information Reporting and Backup Withholding” on pages 170-173 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.F. Dividends and paying agents.

Not applicable.

10.G. Statements by experts.

Not applicable.

10.H. Documents on display.

The information set forth under the heading “Investor Information – Investor Information – Documents on Display” on page 170 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

10.I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the headings “Business Review – Resources, Relationships & Risk Factors – Risk Factors – Quantitative and Qualitative Disclosures about Market Risk” on pages 38-42, and “Accounts 2005/06 – Notes to Group Accounts – 24 (Financial liabilities) “ on pages 106-112 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF THE SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the heading “Corporate Governance – Internal Control and Risk Management” on pages 55-56 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading “Corporate Governance – Reports from Committees – Audit Committee” on page 54 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the heading “Corporate Governance – Internal Control and Risk Management– Control Environment” on page 55 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading “Corporate Governance – Reports from Committees – Auditor Independence” on pages 54 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES AND AFFILIATED PURCHASERS

The information set forth under the heading “Accounts 2005/06 – Notes to Group Accounts – 32 (Share capital)” on pages 122-125 of the Company’s 2005-06 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the heading “Accounts 2005/06” on pages 70-167 of the Company’s 2004-05 Annual Report and Accounts contained in Exhibit 15.1 is incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Name
1.1*	Amended Memorandum & Articles of Association of Scottish Power plc dated May 4, 2006.

2.1	Form of Debt Securities Indenture, dated as of March 21, 2005 between Scottish Power plc and JPMorgan Chase Bank, N.A. (incorporated by reference from Exhibit 4.1 to the Company’s Form 6-K furnished to the SEC on March 21, 2005).

2.2	First Supplemental Indenture, dated as of March 21, 2005 between Scottish Power plc and JPMorgan Chase Bank, N.A. (incorporated by reference from Exhibit 4.10 to the Company’s Form 6-K furnished to the SEC on March 21, 2005).

4.1	Stock Purchase Agreement dated as of May 23, 2005, and as amended on March 21, 2006, by and among Scottish Power plc, as seller parent, PacifiCorp Holdings, Inc., as seller and MidAmerican Energy Holdings Company, as buyer, for the purchase and sale of all of the Common Stock, no par value, of PacifiCorp, an Oregon corporation (incorporated by reference from Exhibit 10.1 to the Company’s 6-K furnished to the SEC on May 31, 2005 and from Exhibit 10.1 to MidAmerican Energy Holdings Company’s 8-K furnished to the SEC on March 21, 2006.)

Exhibit No.	Name
4.2	Contract of Employment between Scottish Power plc and Simon Lowth dated August 1, 2003 (incorporated by reference from Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2005).

4.3*	Contract of Employment between Scottish Power plc and Philip Bowman dated March 31, 2006.

4.4*	Conformed Generation License of Scottish Power Generation Limited.

4.5*	Conformed Supply License of Scottish Power Energy Retail Limited.

4.6*	Conformed Distribution License of SP Distribution Limited.

4.7*	Conformed Transmission License of SP Transmission Limited.

4.8*	Conformed Distribution License of SP Manweb plc.

4.9	Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme (incorporated by reference from Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.10	Supplemental Trust Deed dated February 10, 2004 relating to the Scottish Power UK $7 billion debt issuance programme (incorporated by reference from Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

4.11*	£500 million Multicurrency Revolving Credit Facility for Scottish Power plc arranged by The Bank of Tokyo-Mitsubishi Ltd., BNP Paribas and The Royal Bank of Scotland plc dated December 20, 2005.

4.12	Trust Deed dated July 10, 2003 relating to the Scottish Power Finance (Jersey) Limited $700 million 4.00% step-up perpetual subordinated guaranteed convertible bonds guaranteed by Scottish Power plc (incorporated by reference from Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

8.1*	List of Subsidiaries.

11.1	Code of Ethics for the Chief Executive, Finance Director and principal accounting officers (incorporated by reference from Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

12.1*	Certification of Principal Executive Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Name
12.2*	Certification of Principal Financial Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Annual Report and Accounts of Scottish Power plc.

15.2	Scottish Power plc Long Term Incentive Plan (incorporated by reference from Exhibit 12.6 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.3	Scottish Power Executive Share Option Plan 2001 (incorporated by reference from Exhibit 12.7 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.4*	Summary of Memorandum and Articles of Association.

*	Filed herewith.
**	Furnished herewith.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scottish Power plc,
Registrant

By:	/s/ Simon Lowth
Name:	Simon Lowth
Title:	Finance Director

Date: June 30, 2006

EXHIBIT INDEX

Exhibit No.	Name
1.1*	Amended Memorandum & Articles of Association of Scottish Power plc dated May 4, 2006.

2.1	Form of Debt Securities Indenture, dated as of March 21, 2005 between Scottish Power plc and JPMorgan Chase Bank, N.A. (incorporated by reference from Exhibit 4.1 to the Company’s Form 6-K furnished to the SEC on March 21, 2005).

2.2	First Supplemental Indenture, dated as of March 21, 2005 between Scottish Power plc and JPMorgan Chase Bank, N.A. (incorporated by reference from Exhibit 4.10 to the Company’s Form 6-K furnished to the SEC on March 21, 2005).

4.1	Stock Purchase Agreement dated as of May 23, 2005, and as amended on March 21, 2006, by and among Scottish Power plc, as seller parent, PacifiCorp Holdings, Inc., as seller and MidAmerican Energy Holdings Company, as buyer, for the purchase and sale of all of the Common Stock, no par value, of PacifiCorp, an Oregon corporation (incorporated by reference from Exhibit 10.1 to the Company’s 6-K furnished to the SEC on May 31, 2005 and from Exhibit 10.1 to MidAmerican Energy Holdings Company’s 8-K furnished to the SEC on March 21, 2006.)

4.2	Contract of Employment between Scottish Power plc and Simon Lowth dated August 1, 2003 (incorporated by reference from Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2005).

4.3*	Contract of Employment between Scottish Power plc and Philip Bowman dated March 31, 2006.

4.4*	Conformed Generation License of Scottish Power Generation Limited.

4.5*	Conformed Supply License of Scottish Power Energy Retail Limited.

4.6*	Conformed Distribution License of SP Distribution Limited.

4.7*	Conformed Transmission License of SP Transmission Limited.

4.8*	Conformed Distribution License of SP Manweb plc.

4.9	Amended and Restated Trust Deed dated December 16, 2002 relating to the Scottish Power UK plc $7 billion debt issuance programme (incorporated by reference from Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

4.10	Supplemental Trust Deed dated February 10, 2004 relating to the Scottish Power UK $7 billion debt issuance programme (incorporated by reference from Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

4.11*	£500 million Multicurrency Revolving Credit Facility for Scottish Power plc arranged by The Bank of Tokyo-Mitsubishi Ltd., BNP Paribas and The Royal Bank of Scotland plc dated December 20, 2005.

Exhibit No.	Name
4.12	Trust Deed dated July 10, 2003 relating to the Scottish Power Finance (Jersey) Limited $700 million 4.00% step-up perpetual subordinated guaranteed convertible bonds guaranteed by Scottish Power plc (incorporated by reference from Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on June 25, 2004).

8.1*	List of Subsidiaries.

11.1	Code of Ethics for the Chief Executive, Finance Director and principal accounting officers (incorporated by reference from Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

12.1*	Certification of Principal Executive Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Annual Report and Accounts of Scottish Power plc.

15.2	Scottish Power plc Long Term Incentive Plan (incorporated by reference from Exhibit 12.6 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.3	Scottish Power Executive Share Option Plan 2001 (incorporated by reference from Exhibit 12.7 to the Company’s Annual Report on Form 20-F filed with the SEC on June 27, 2003).

15.4*	Summary of Memorandum and Articles of Association.

*	Filed herewith.
**	Furnished herewith.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.